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02069130

82- SUBMISSIONS FACING

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME DEPFA Deutsche Pfandbriefbank AG

*CURRENT ADDRESS An der Welle 5
D-60322 Frankfurt am Main

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

FILE NO. 82- 04822 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DATE: 2/20/03

Interim Report as at 31 March 2001
DePfa Deutsche Pfandbriefbank AG

DePfa Group
PERFORMANCE IN FINANCE

Shareholders

Market capitalisation:
€ 3.1 bn
36 m shares


40%

8.34% Bayerische Beamten-Lebensversicherung aG

8.34% Schweizerische Lebensvers.- und Rentenanstalt

6.24% Versorgungsanstalt des Bundes und der Länder

5.67% Bankhaus Lampe KG

4.90% Deutscher Ring Beteiligungs-Holding

2.68% Schmidt-Bank

2.56% Entenial S.A.

1.27% Condor Lebensversicherungs-AG

Free float

DePfa Holding Verwaltungsgesellschaft mbH

© DePfa Group

Net income for the year and RoE after tax


€ m
%
350
300
250
200
150
100
50
0
18
16
14
12
10
8
6
4
2
0
8.9%
9.6%
15.4%
8.1%
11.9%
1997
1998
1999
2000
3/2001*

from 1998 based on US-GAAP
* *annualised but excluding annualised gains from sale of holding in Deutsche Börse AG*

© DePfa Group

Financing volume


€ m
160
140
120
100
80
60
40
20
0
95.9
109.8
134.4
137.5
142.3
1997
1998
1999
2000
3/2001

Other loans | *Residential property finance*
Commercial property finance | *Public sector finance*

© DePfa Group

Group figures

Earnings	1.1.–31.3.2001 € m	1.1.–31.3.2000 € m	 € m	Change %
Total net interest income	163	172	–9	–5.2
Net commission income	34	33	1	3.0
Trading result	–2	22	–24	
of which: trading result DePfa Investment Bank	*16*	*11*	*5*	
valuation of derivatives	*–3*	*10*	*–13*	
gains/losses relating to unwinding of interest swap contracts	*–15*	*1*	*–16*	
Total earnings	**195**	**227**	**–32**	**–14.1**
Personnel expenditure	51	41	10	24.4
Other administrative expenditure	29	26	3	11.5
Depreciation on intangible assets and property and equipment	8	7	1	14.3
Administrative expenditure	**88**	**74**	**14**	**18.9**
Other income and expenditure	47	–5	52	
Operating results before provision for loan losses	**154**	**148**	**6**	**4.1**
Provision for loan losses	18	18	0	
Non-recurring effect from first-time application of FAS 133	–2	–	–2	
Income before income taxes	**134**	**130**	**4**	**3.1**
Net income before taxes excl. valuation of derivatives and FAS 133	*139*	*120*	*19*	*15.8*
Income taxes	47	57	–10	–17.5
Minority interest income	12	7	5	71.4
Group net income	**75**	**66**	**9**	**13.6**

Key ratios		
Cost/income ratio	45.1 %	32.6 %
Earnings per share (€)	2.08	1.83
RoE before taxes	26.3 %	27.0 %
RoE after taxes	14.7 %	13.7 %

Portfolio	31.3.2001 € m	31.3.2000 € m	 € m	Change %
Public sector finance	117,015	112,373	4,642	4.1
of which international	67,634	64,530	3,104	4.8
Property finance	23,136	23,096	40	0.2
of which international	8,565	7,873	692	8.8
Other loans	2,182	2,080	102	4.9
Outstanding securities including loans taken up	82,282	81,797	485	0.6
Equity	2,162	1,990	172	8.6
Total assets	167,346	156,446	10,900	7.0

Ratings DePfa Deutsche Pfandbriefbank AG	31.3.2001	31.3.2000
Fitch, London	AA–	AA
Moody's Investors Service, New York	Aa3	Aa3

Contents

Letter to Shareholders

Dear Shareholders,

Overall we can look back on a successful first quarter 2001, with net income after taxes and minority interests rising by 13.6 % to € 75 million. Furthermore, the 3.5 % increase in financing volumes and buoyant new business in the first quarter confirm this positive trend. These results demonstrate that we are on track to achieve our forecast made in November 2000 of a full year net income result (before minority interests) of approximately € 280 million.

Net interest income amounted to € 163 million in the first quarter, up 27.3 % on the final quarter of the year 2000, but down 5.2 % on the strong first quarter 2000. A comparison of net interest income with the previous year on a pro-rata basis (i.e. 1st quarter 2001 vs. 1/4 of 2000) shows an increase of 13.2 %. This comparison serves as an important indicator when assessing the earnings situation over the course of the whole of the financial year. Net commission income improved slightly by 3.0 %, to € 34 million. The trading result amounted to € –2 million. The trading activities of DePfa Investment Bank again gave much cause for satisfaction with a result of € 16 million, improving on their already strong first quarter 2000 result. However, this item is offset by a negative effect from the valuation under US GAAP of interest rate derivatives which though predominantly used for hedging purposes must be partly included in the trading portfolio. This resulted in purely a book loss of € 3 million. Losses relating to the unwinding of interest swap contracts had an impact of € –15 million on the trading position.

Administrative expenditure rose by 18.9 % to € 88 million on the same period as last year, but decreased by 7.4 % on a pro-rata basis. This difference can be attributed to the rise in administrative expenditure during the course of last year due to consolidations and one-off effects, in particular, additional companies consolidated under DePfa IT Services AG, including the first-time consolidation of Deutsche Structured Finance, acquired in November last year and continued investment in human resources.

Other income and expenditure yielded a high positive balance of € 47 million, (vs. € – 5 million in the first quarter 2000). It is important to distinguish between a positive non-recurring item and several income items of a recurring nature when evaluating this position. Gains of € 32 million were made on the sale of our holding in Deutsche Börse AG after it went public. Other kinds of positive earnings factors included income from the first-time consolidation in 2000 of property

companies (€ 14 million), income from securities (€ 7 million) and many other individual items of lesser importance.

Operating profit before provisions amounted to € 154 million (+4.1 %) in the first quarter. We have set aside € 18 million for provision for loan losses, which is in line with our forecast amount of € 70 million for the whole of 2001.

A special item was introduced above income before taxes conform to the requirements of FAS 133 that were applied for the first time. We are one of only a few European banks to apply this stringent valuation of derivatives. This new accounting valuation method for derivatives transactions will also be introduced in virtually identical form under IAS accounting. In sum, this new rule requires that all derivative financial instruments are reported in the balance sheet at their current fair value. Derivative transactions and the underlying transaction are reported at fair value when testing the eligibility of the hedge. In this regard clearly defined groups of underlying transactions must be continuously matched with the derivative instruments to see if this constitutes a hedge. This means that trading-related derivatives as well as the result of imperfect hedge transactions impact the p&l, leading to greater volatility. The first-time application of this rule resulted in a non-recurring loss for DePfa of € 2 million.

Adjusted for this item, net income before taxes totalled € 134 million (+3.1 %).

After income taxes (€ 47 million) and minority interests (€ 12 million), income after taxes for the first quarter 2001 amounted to € 75 million, up 13.6 % on the same period in the previous year and up 92.3 % on a pro-rata basis.

Segment reporting *(p. 19)* *breaks down the* p&l items outlined above according to the constituent operating units and compares the first quarter results of 2001 with the first quarter 2000. Public sector financing has been highly profitable for years and the first quarter 2001 was no exception with ROE before taxes standing at a satisfactory 34.2 % despite lower treasury earnings. On a Group-wide basis treasury earnings decreased from € 46 million in the first quarter 2000 to € 22 million in the first quarter 2001. We have allocated significantly more equity to the public sector finance unit with average equity rising by 27.6 % to € 846 million in preparation for the split of the Group.

The property business reported net income before taxes of € 32 million. The left hand column in the table shows the results of the property bank net of the property holding that are to be transferred. It can be seen that the disposal of these holdings will lead to a marked improvement in earnings. The measure will also free up equity

resulting in an increase in the return on equity of the property business. In the IT Services segment the pre-tax result fell to € 3 million (€ 6 million) due to significantly higher investments.

Gains from the sale of the holding in Deutsche Börse AG amounting to € 32 million were not allocated to any specific business and are reported under 'Other'.

The financing volume increased from the end of the previous year to 31 March 2001 by 3.5 % to € 142.3 billion, of which € 117.0 billion was accounted for by public sector finance (+ 4.1 %). Growth was mainly attributable to international business, where the volume rose by 4.8 % to € 67.6 billion. Total property financing increased by 0.2 % to € 23.1 billion and the main growth driver was the international business, registering an increase of 8.8 %, whereas property financing in Germany decreased by 4.3 % to € 14.6 billion.

Preparations for the split are going according to plan. On 15 October 2001 we will submit our strategic concept to an extraordinary shareholders' meeting for approval. The split of the two businesses under company law is scheduled for mid-2002. More details on the new positioning of DePfa Group can be found in our 2000 Annual Report.

Group balance sheet at 31 March 2001

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

Assets (€ m)	**31.3.2001**	**31.12.2000**
Cash and balances with central banks	1,355	1,204
Public sector debt instruments and bills, which are admitted for refinance at central banks	–	203
Loans and advances to banks	14,221	12,584
Loans to customers	78,898	78,135
Debt securities and other non-fixed income securities	63,486	56,418
Equities and other non-fixed income securities	362	344
Participations	362	358
Intangible assets	48	50
Property and equipment	165	177
Other assets	3,795	2,134
Accrued interest and prepayments and accrued income	4,654	4,839
Total assets	**167,346**	**156,446**

Shareholders' equity and liabilities (€ m)	31.3.2001	31.12.2000
Deposits by banks	46,742	44,489
Deposits by customers	16,487	13,287
Securitised liabilities	93,012	86,998
Other liabilities	2,206	2,562
Accrued interest and accruals and deferred income	4,665	5,074
Provisions	330	306
Hybrid capital	1,435	1,435
Minority interests	307	305
Equity		
Subscribed capital	108	108
Capital reserve	416	416
Profit reserves	1,490	1,490
Other Comprehensive Income	33	–64
Group retained income	115	40
Total liabilities	**167,346**	**156,446**

Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	1,237	1,131
Loan commitments	3,238	4,407

Group profit and loss account

for the period 1 January to 31 March 2001 of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

(€ m)	1.1.–31.3.2001	1.1.–31.3.2000
Interest receivable and similar income from		
lending business and money market transactions	1,413	1,383
fixed interest securities	899	508
Interest payable and similar expenditure	2,154	1,722
Net interest income	**158**	**169**
Income from non-fixed income securities and equity interests	5	3
Commission income	53	50
Commission expenditure	19	17
Trading result	–2	22
Other income	59	16
Other operating income	**96**	**70**
General administrative expenditure	80	67
Depreciation on intangible assets and property and equipment	8	7
Other expenditure	12	21
Operating results before provision for loan losses	**154**	**148**
Provision for loan losses	18	18
Non-recurring effect from first-time application of FAS 133	–2	–
Income before income taxes	**134**	**130**
Income taxes	47	57
Income after income taxes	**87**	**73**
Minority interest income (loss)	12	7
Group net income	**75**	**66**
Weighted average number of ordinary shares	36,000,000	36,000,000
Earnings per share (€)	**2.08**	**1.83**
Diluted earnings per share (€)	**2.08**	**1.83**

Group cash flow statement

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

€ m	1.1.–31.3.2001 Application of funds	Source of funds	Balance of funds inflow	1.1.–31.3.2000 Application of funds	Source of funds	Balance of funds inflow
Cash and cash equivalents at end of previous period			**1,407**			**1,042**
Cash Flow from operating activities	515	562	47	1,979	2,008	29
Cash Flow from investment activities	21,819	10,604	–11,215	37,643	28,069	–9,574
Cash Flow from financing activities	10,308	21,424	11,116	21,225	31,135	9,910
Cash and cash equivalents at end of period			**1,355**			**1,407**

Group statement of changes in shareholders' equity

€ m	Subscribed capital	Capital reserve	Profit reserves	Group retained income	Other comprehensive income: Unrealised gains/losses from market valuation of securities	Other comprehensive income: Accumulated effects of currency translation	Total
Balance at 1 January 2001	108	416	1,490	40	–79	15	1,990
Group net income				75			75
Other comprehensive income					97	0	97
Comprehensive income							172
Dividends							
Capital increase from company funds							
Purchase of own shares							
Balance at 31 March 2001	108	416	1,490	115	18	15	2,162

New accounting principles under US GAAP

FAS 140, published in October 2000, regulates the reporting of the transfer and servicing of financial assets and the reporting of the transfer of financial liabilities and completely replaces FAS 125, which was in force until that date. In principle, additional statements by DePfa Group in the Notes on repo transactions and pledges of securities relate to the new rules of FAS 140. First-time application of FAS 140 is also prescribed in part for financial years which end after 15 December 2000.

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133 (Accounting for Derivative Instruments and Hedging Activities) on the reporting of derivative financial instruments and hedging activities, which was supplemented by SFAS 137 and 138. The statement requires that all derivative financial instruments be recorded and that the valuation is carried out at fair value. Depending on the use of the derivative and in compliance with the prerequisites for hedge accounting, gains and losses from changes in fair value of derivative financial instruments are recorded either under current earnings in the profit and loss account or under other comprehensive net income without affecting net income. The adoption of this statement is obligatory for financial years beginning after 15 June 2000.

DePfa Group has applied this standard for the first time in the present quarterly report.

Notes to the Group balance sheet

(1) Loans and advances to banks

€ m	31.3.2001	31.12.2000
Public sector loans	7,040	6,942
Other loans	7,188	5,649
Unamortised premiums and discounts	–7	–7
Total	**14,221**	**12,584**
of which repayable on demand	3,026	2,743

(2) Loans to customers

€ m	31.3.2001	31.12.2000
Property loans	23,136	23,096
Public sector loans	54,651	54,241
Other loans	1,928	1,557
Unamortised premiums and discounts	–64	–26
Less provision for loan losses	–753	–733
Total	**78,898**	**78,135**

(3) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

€ m	1.1.–31.3.2001	1.1.–31.3.2000
Balance at 1 January	733	603
Additions		
Provisions for loan losses charged to profit and loss account	20	18
Decreases		
Provision for loan losses used for intended purpose	0	0
Provisions for loan losses written back to the profit and loss account	0	0
Balance at 31 March	**753**	**621**

After offsetting amounts received on loans previously charged off amounting to € 2 million (€ 0 million), additions to and write backs from the provision for loan losses reported in the profit and loss account resulted in a charge to income for loan losses of € 18 million (€ 18 million).

(4) Securities

DePfa Group has classified its securities in the following three categories:

€ m	31.3.2001	31.12.2000
Held-to-Maturity	294	13,499
Available-for-Sale	63,477	43,202
Trading	77	61
Total	**63,848**	**56,762**

(5) Deposits by banks

€ m	31.3.2001	31.12.2000
Deposits	24,909	21,687
Other liabilities	21,837	22,805
Unamortised premiums and discounts	–4	–3
Total	**46,742**	**44,489**
of which due on demand	2,131	1,923

(6) Deposits by customers

€ m	31.3.2001	31.12.2000
Deposits	8,992	6,419
Savings deposits		
with agreed notice period of three months	4	4
with agreed notice period of more than three months	8	8
Other liabilities	7,487	6,860
Unamortised premiums and discounts	–4	–4
Total	**16,487**	**13,287**
of which due on demand	4,092	3,228

(7) Securitised liabilities

€ m	31.3.2001	31.12.2000
Debt securities in issue		
Mortgage Pfandbriefe	4,711	4,848
(of which registered mortgage Pfandbriefe)	(2,113)	(2,113)
Public sector Pfandbriefe	56,330	54,926
(of which registered public sector Pfandbriefe)	(3,217)	(3,217)
Other bonds	18,670	19,428
Money market paper issued	13,633	8,122
Unamortised premiums and discounts	–332	–326
Total	**93,012**	**86,998**

(8) Net interest income

€ m	1.1.–31.3.2001	1.1.–31.3.2000
Interest income from property lending	354	352
Interest income from public sector lending	866	972
Interest income from other lending and money market transactions	193	59
Interest income from fixed income securities	899	508
Interest expenditure for		
Pfandbriefe	794	782
Other bonds	179	193
Loans taken up	224	277
Hybrid capital	28	27
Other banking transactions	929	443
Total	**158**	**169**

(9) Net commission income

€ m	1.1.–31.3.2001	1.1.–31.3.2000
Commission income from bank business	14	16
Commission expenditure from bank business	4	5
Commission income from IT services	37	34
Commission expenditure from IT services	14	12
Other commission income	2	–
Other commission expenditure	1	–
Total	**34**	**33**

(10) Trading result

€ m	1.1.–31.3.2001	1.1.–31.3.2000
Trading result DePfa Investment Bank	16	11
Valuation of derivatives	–3	10
Gains/losses relating to unwinding of interest swap contracts	–15	1
Total	**–2**	**22**

(11) Balance of other income and expenditure

This figure includes, in particular, income of € 32 million from the sale of a holding in Deutsche Börse AG

(12) General administrative expenditure

€ m	1.1.–31.3.2001	1.1.–31.3.2000
Staff costs		
Wages and salaries	40	33
Social security costs	11	8
(of which for pensions)	(3)	(3)
Other administrative expenditure	29	26
Total	**80**	**67**

The following table presents nominal amounts for standardised derivatives and OTC derivatives as at 31 March 2001:

€ m	Nominal amount Residual maturity			
	< = 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	18,720	70,550	46,921	136,191
Interest rate futures and forward rate agreements	1,834	395	–	2,229
Interest rate options purchased	307	2,445	12	2,764
Interest rate options written	120	3,560	1,110	4,790
Other interest rate contracts	585	2,300	4,587	7,472
Foreign exchange forward contracts	10,690	20	–	10,710
Total	**32,256**	**79,270**	**52,630**	**164,156**

The fair value of the derivatives in the trading portfolio totalled € –106 million as at 31 March 2001 (31 December 2000: € 63 million).

(13) Segment reporting by operating unit

€ m	Public Sector financing		Property business			IT and corporate consultancy		Consolidations reconciliation/ others		DePfa Group	
			Property bank[1]	Total							
	31.3.01	31.3.00	31.3.01	31.3.01	31.3.00	31.3.01	31.3.00	31.3.01	31.3.00	31.3.01	31.3.00
Total net interest income	97	90	75	62	78	0	0	4	4	163	172
Net commission income	2	1	9	9	10	29	26	–6	–4	34	33
Trading result	–19	11	20	20	1			–3	10	–2	22
(of which trading result DePfa Investment Bank)	*16*	*11*								*16*	*11*
(of which valuation of derivatives)								*–3*	*10*	*–3*	*10*
(of which gains/losses relating to unwinding of interest swap contracts)	*–35*		*20*	*20*	*1*					*–15*	*1*
Administrative expenditure	14	13	50	50	42	27	20	–3	–1	88	74
Other income and expenditure	6	–6	1	9	2	1		31	–1	47	–5
Provisions	0	0	18	18	18	0		0		18	18
Non-recurring effect from first-time application of FAS 133								–2		–2	
Income before taxes	**72**	**83**	**37**	**32**	**31**	**3**	**6**	**27**	**10**	**134**	**130**
(of which income from treasury activities)	*8*	*25*		*14*	*21*					*22*	*46*
(of which income form payment transactions)						*4*	*4*			*4*	*4*
Allocated equity	846	663	1,013	1,058	1,005	51	51	80	204	2,036	1,923
Cost/income ratio	17.0%	12.7%	47.8%	55.3%	47.2%	92.6%	74.8%			45.1%	32.6%
RoE before taxes	34.2%	50.1%	14.8%	12.0%	12.3%	24.1%	47.2%			26.3%	27.0%

[1] Total property business excluding the asset pool, i.e. excluding the property holdings to be separated out, but including all specific loan loss provisions.

(14) New commitments

€ m	1.1.–31.3.2001	1.1.–31.3.2000
Public sector finance	10,936	8,307
of which Germany	4,367	3,678
of which international	6,569	4,629
Property finance	1,322	2,080
residential property Germany	348	494
commercial property Germany	118	194
total Germany	466	688
residential property international	9	153
commercial property international	847	1,239
total international	856	1,392
Other loans	178	80
Total	**12,436**	**10,467**

(15) Primary sale of debentures including loans taken up

€ m	1.1.–31.3.2001	1.1.–31.3.2000
Public sector Pfandbriefe	3,501	4,165
Mortgage Pfandbriefe	–	3
Other debentures	1,093	366
Loans taken up	1	36
Total	**4,595**	**4,570**

(16) Employees (average)

	1st Quarter 2001	2000
Total	**2,716**	**2,476**
of which part time employees	204	183

(17) Equity ratios

BIS rules (%)	**31.3.2001**	**31.12.2000**
Core capital ratio	6.1	6.1
Total capital ratio	9.7	9.8
German Banking Act (%)		
Core capital ratio	6.9	7.0
Total capital ratio	10.6	10.9

Officers

Management Board

Gerhard Bruckermann (Speaker)

Karl-Heinz Glauner (Speaker)

Dr. Thomas M. Kolbeck

Michael A. Kremer

Dr. Peter Lammerskitten

Supervisory Board

Dr. Jürgen Westphal[1) 3)], Hamburg
Chairman
Minister (ret'd), attorney-at-law, Judge at the Hamburg Constitutional Court

Christian Graf von Bassewitz[1) 3)], Düsseldorf
Deputy Chairman
General Partner and Management Spokesman of Bankhaus Lampe KG

Reiner Wahl[3) 4)], Wiesbaden
Deputy Chairman
DePfa Deutsche Pfandbriefbank AG

Prof. Dr. Dr. Ann-Kristin Achleitner[2)], München
Chairman of the Board of the Institute for Financial Management at the European Business School e.V.

Dr. Richard Brantner[1) 2) 3)], Schramberg
Member of a bank Management Board (ret'd.)

York-Detlef Bülow[1) 3) 4)], Katzenelnbogen
DePfa Deutsche Pfandbriefbank AG

Wolfgang Fauter[3)], Hamburg
Chairman of the Management Boards of Deutsche Ring Versicherungen

Erwin Flieger, Geretsried
Chairman of the Management Boards of Bayerische Beamten Lebensversicherung a.G. and BBV Holding AG

Dr. Friedrich-Adolf Jahn, Münster
President of the Zentralverband der Deutschen Haus-, Wohnungs- und Grundeigentümer

Siegfried Just[4], Wackernheim
DePfa Deutsche Pfandbriefbank AG

Dr. Thilo Köpfler, Wiesbaden
Chairman of the Management Board for DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG (ret'd)

Jacques Lebhar, Paris
Président du Conseil D'Administration and Président-Directeur Général d'Entenial

Klaus Novatius[2) 4)], Diethardt
DePfa Deutsche Pfandbriefbank AG

Hans-Georg Poetzsch[4], Wiesbaden
DePfa Deutsche Pfandbriefbank AG

Rudi Ditmar Runkel[3) 4)], Saulheim
DePfa Deutsche Pfandbriefbank AG

Dr. Rolf Schmid, Ettlingen
President of the Federal and state pensions office

Jürgen Steinert[3], Berlin (until 28 February 2001)
Senator (ret'd.)
President of the GdW Bundesverband deutscher Wohnungsunternehmen e.V. (ret'd.)

Jürgen Strauß[1] [2] [3], München
General Manager and Principal Agent for Germany of the Schweizerische Lebensversicherungs- und Rentenanstalt

Professor Dr. Dr. h.c. mult. Hans Tietmeyer, Königstein
President of Deutsche Bundesbank (ret'd.)

Rainer Ulm[4], Wiesbaden
DePfa Deutsche Pfandbriefbank AG

Dr. Georg Freiherr von Waldenfels, München
Member of the Management Board of VIAG TELECOM AG

[1] Member of the Standing Commitee
[2] Member of the Balance Sheet and Audit Committee
[3] Member of the Market and Credit Risk committee
[4] Elected by the employees

Our addresses

PUBLIC SECTOR FINANCE

DePfa Deutsche Pfandbrief Bank AG
Paulinenstraße 15 — Tel.: ++49 611 34 80
D-65189 Wiesbaden — Fax: ++49 611/3 48 25 49
www.depfa.com

Dublin Branch
3, Harbourmaster Place — Tel.: ++35 31 6 36 92 20
IRL-Dublin 1 — Fax: ++35 31 6 70 27 85

Milan Branch
Piazza del Liberty, 8 — Tel.: ++39 06 76017 401
I-20121 Milan — Fax: ++39 06 76017 403

Rome Branch
Via Mercadante 12/14 — Tel.: ++39 06 83004200
I-00198 Rome — Fax: ++39 06 83004250

Tokyo Branch
Kasumigaseki Bldg. 36F, — Tel.: ++8 13 55 10 38 30
2–5, Kasumigaseki 3-chome, — Fax: ++8 13 55 10 38 40
Chiyoda-ku, Tokyo 100-6036

DePfa-Bank Europe plc
International House — Tel.: ++353 1 607 16 00
3, Harbourmaster Place — Fax: ++353 1 829 0213
IRL-Dublin 1

Nordic Representative Office
Frederiksgade 7 — Tel.: ++45 33 93 75 71
DK-1265 Copenhagen K — Fax: ++45 33 93 75 79

Representative Office Madrid
Calle Barbara de Braganza 2 — Tel.: ++34 91 7 00 08 50
E-2B 28004 Madrid — Fax: ++34 91 3 10 07 91

Paris Branch
5, rue Scribe — Tel.: ++33 1 44 94 82 70
F-75009 Paris — Fax: ++33 1 42 66 46 98

Representative Office Rome
Via Mercadante 12/14 — Tel.: ++39 06 83004301
I-00198 Rome — Fax: ++39 06 83004330

DePfa Capital
Japan K. K. — Tel.: ++8 13 55 12 78 26
Kasumigaseki Bldg. 35F, — Fax: ++8 13 55 12 76 57
2–5, Kasumigaseki 3-chome,
Chiyoda-ku, Tokyo 100-6035

DePfa Investment Bank Ltd.
178 Athalassa Avenue, 2nd Floor — Tel.: ++357 2 879300
PO Box 20909 — Fax: ++357 2 318978
CY-1665 Nicosia

DePfa UK Ltd.
4th floor — Tel.: ++44 20 7201 7000
11/13 Knightsbridge — Fax: ++44 20 7245 0598
GB-London SW1X 7LY

DePfa USA Inc.
570 Lexington Ave. — Tel.: ++1 212 682 64 74
39th floor — Fax: ++1 212 867 78 10
US-New York, N.Y. 10022

PROPERTY BUSINESS

DePfa Bank AG
Paulinenstraße 15 Tel.: ++49 611 34 80
D-65189 Wiesbaden Fax: ++49 611 3 48 35 00

Amsterdam Branch
Kantoorgebouw Byzantium Tel.: ++31 20 589 86 60
Stadhouderskade 14-E Fax: ++31 20 589 86 66
NL-1054 ES Amsterdam

Berlin Branch
Kurfürstendamm 33 Tel.: ++49 30 88 09 90
D-10719 Berlin Fax: ++49 30 88 09 94 70
with another office in: Magdeburg

Brussels Branch
7 rue Guimard Tel.: ++32 2 514 40 90
B-1040 Brussels Fax: ++32 2 514 40 92

Dublin Branch
3, Harbourmaster Place Tel.: ++35 31 6 36 92 20
P.O. Box 4085 Fax: ++35 31 6 70 27 85
I.F.S.C.
IRL-Dublin 1

Essen Branch
Huyssenallee 48 Tel.: ++49 201 810 08 0
D-45128 Essen Fax: ++49 201 810 08 565
with further offices in: Düsseldorf, Cologne, Münster

Flensburg/Denmark Branch
Große Straße 65 A Tel.: ++49 4 61 14 46 10
D-24937 Flensburg Fax: ++49 4 61 1 44 61 44

Hamburg Branch
Pelzerstraße 7 Tel.: ++49 40 33 31 60
D-20095 Hamburg Fax: ++49 40 3 33 163 99
with further offices in: Hanover, Bremen, Rostock

Jersey Branch
Grenville Street Tel.: ++44 1534 62 9119
St. Helier Fax: ++44 1534 62 9118
Channel Islands
GB-Jersey JE4 8WT

Representative Office Copenhagen
Frederiksgade 7 Tel.: ++45 70 10 90 90
DK-1265 Copenhagen K Fax: ++45 70 10 90 91

Leipzig Branch
Neumarkt 2 Tel.: ++49 341 2 27 20
D-04109 Leipzig Fax: ++49 341 2 27 21 01
with further offices in: Chemnitz, Dresden, Erfurt

London Branch
38 Lombard Street Tel.: ++44 20 7456 9200
GB-London EC3V 9BS Fax: ++44 20 7929 5055

Representative Office Madrid
Calle Barbara de Tel.: ++34 917 00 08 50
Braganza 2, 2. E. Fax: ++34 913 10 07 91
E-28004 Madrid

Munich Branch
Richard-Strauss-Strasse 24 Tel.: ++49 89 5 12 70
D-81677 Munich Fax: ++49 89 5 12 72 11
with another office in: Nuremberg

Rhein-Main Branch

Taunusanlage 8 — Tel.: ++49 69 27 11 20

D-60329 Frankfurt/Main — Fax: ++49 69 2711 22 06

with further offices in: Mainz, Darmstadt, Ludwigshafen

Rome Branch

Via Mercadante 12/14 — Tel.: ++39 06 83004100

I-00198 Rome — Fax: ++39 06 83004150

Representative Office Stockholm

Kungsgatan 30 — Tel.: ++46 824 09 49

S-11135 Stockholm — Fax: ++46 824 98 41

Stuttgart Branch

Kriegerstraße 3 — Tel.: ++49 711 2 23 60

D-70191 Stuttgart — Fax: ++49 711 2 23 61 60

with further offices in: Karlsruhe, Munich, Nuremberg, Ulm

DePfa-Bank France S.A.

5, rue Scribe — Tel.: ++33 1 44 5166 30

F-75009 Paris — Fax: ++33 1 42 6697 94

DePfa Bau-, Verwaltungs- und Controlling GmbH

Poppenbütteler Bogen 17 — Tel.: ++49 40 60 68 60

D-22399 Hamburg — Fax: ++49 40 60 68 62 99

DePfa-Finance N.V.

Stadhouderskade 14E — Tel.: ++31 20 589 86 48

NL-1054 ES Amsterdam — Fax: ++31 20 589 86 49

DePfa-Financial Service spol. s r.o.

Václavské námestí 47 — Tel.: ++42 02 2162 55 86

CZ-11000 Prague 1 — Fax: ++42 02 2162 55 80

DePfa Financial Service Polska Sp. z o.o.

ul. Emilli Plater 53 — Tel.: ++48 22 5206090

PL-00-113 Warsaw — Fax: ++48 22 5206099

DePfa Immobilien Management AG

Paulinenstraße 15 — Tel.: ++49 611 3 48 22 11

D-65189 Wiesbaden — Fax: ++49 611 3 48 23 13

DePfa Property Services B.V.

Kantoorgebouw Officia I — Tel.: ++31 20 301 6560

De Boelelaan 7 — Fax: ++31 20 301 6561

NL-1083 HJ Amsterdam

IT/CORPORATE CONSULTANCY

DePfa IT Services

Im Münchfeld 1–5 — Tel.: ++49 61 31/3 01-0

D-55122 Mainz — Fax: ++49 61 31/3 01-4 19

www.depfa-it.de

Financial calendar

20.06.2001	Annual General Meeting, Kurhaus Wiesbaden
08.08.2001	Interim report as at 30.06.2001
15.10.2001	Extraordinary shareholders' meeting, Kurhaus Wiesbaden
06.11.2001	Interim report as at 30.09.2001 DVFA/press conference

DePfa Group

DePfa Deutsche Pfandbrief Bank AG

Paulinenstraße 15 · 65189 Wiesbaden

Public Relations/Investor Relations · Telephone (+49 611) 3 48 23 41 · Telefax (+49 611) 3 48 23 32

www.depfa.com

02 AUG -1 AM 9:04

Interim Report as at 30 June 2001
DePfa Deutsche Pfandbriefbank AG

DePfa Group

PERFORMANCE IN FINANCE

Shareholders

Market capitalisation:
€ 2.9 bn
36 m shares



40%

8.34% Bayerische Beamten-Lebensversicherung aG

8.34% Schweizerische Lebensvers.- und Rentenanstalt

6.24% Versorgungsanstalt des Bundes und der Länder

5.67% Bankhaus Lampe KG

4.90% Deutscher Ring Beteiligungs-Holding

2.68% Schmidt-Bank

2.56% Entenial S.A.

1.27% Condor Lebensversicherungs-AG

Free float

DePfa Holding Verwaltungsgesellschaft mbH

© DePfa Group

Net income for the year and RoE after tax



€ m.
%
350
300
250
200
150
100
50
0
18
16
14
12
10
8
6
4
2
0
8.9%
9.6%
15.4%
8.1%
14.1%
121
157
277
155
291
1997
1998
1999
2000
6/2001*

from 1998 based on US-GAAP
** annualised but excluding annualised gains from sale of holding in Deutsche Börse AG*

© DePfa Group

Financing volume



€ m
160
140
120
100
80
60
40
20
0
95.9
109.8
134.4
137.5
149.8
1997
1998
1999
2000
6/2001

Other loans *Residential property finance*
Commercial property finance *Public sector finance*

© DePfa Group

Group figures

Earnings	1.1.–30.6.2001 € m	1.1.–30.6.2000 € m	Change € m	Change %
Total net interest income	292	318	–26	–8.2
(Total net interest income, including interest attributable to derivates)	(305)	(352)	(–47)	(–13.4)
Net commission income	64	60	4	6.7
Trading result	28	23	5	21.7
of which: trading result DePfa Investment Bank	*14*	*17*		
of which: valuation derivatives / FAS 133	*1*	*–28*		
of which: interest	*13*	*34*		
Total earnings	**384**	**401**	**–17**	**–4.2**
Personnel expenditure	102	103	–1	–1.0
Other administrative expenditure	65	52	13	25.0
Depreciation on intangible assets and property and equipment	16	18	–2	–11.1
Administrative expenditure	**183**	**173**	**10**	**5.8**
Other income and expenditure	85	13	72	553.8
Operating results before provision for loan losses	**286**	**241**	**45**	**18.7**
Provision for loan losses	37	45	–8	–17.8
Income before income taxes	**249**	**196**	**53**	**27.0**
Income taxes	75	69	6	8.7
Attributable to minority interest	19	13	6	46.2
Group net income	**155**	**114**	**41**	**36.0**

Key ratios		
Cost/income ratio	47.7 %	43.1 %
Earnings per share	4.31 €	3.17 €
RoE before tax	24.1 %	20.2 %
RoE after tax	15.0 %	11.8 %

Portfolio	30.6.2001 € m	31.12.2000 € m	Change € m	Change %
Public sector finance	123,312	112,373	10,939	9.7
of which international	72,212	64,530	7,682	11.9
Property finance	23,439	23,096	343	1.5
of which international	8,753	7,873	880	11.2
Other loans	3,088	2,080	1,008	48.5
Outstanding securities including loans taken up	82,501	81,797	704	0.9
Equity	2,203	1,990	213	10.7
Total assets	**174,126**	**156,446**	**17,680**	**11.3**

Ratings DePfa Deutsche Pfandbriefbank AG	30.6.2001	30.6.2000
Fitch, London	AA–	AA
Moody's Investors Service, New York	Aa3	Aa3

Contents

3

Letter to Shareholders

Ladies and Gentlemen,

We are pleased to report good progress in the restructuring of DePfa Group. The preparations for the split of the Public Finance and Property businesses into two separate banks comprise numerous internal projects. These are on schedule. The situation highlights the crucial importance of a continuous dialogue with our shareholders. In recognition of this fact we have conducted many discussions over recent months. What was quite apparent in these talks was the broad-based support for our new company strategy. What's more, our departure from the traditional blueprint of German mortgage banking has served as a catalyst for discussion, both within the industry and in the general public, emphasising the need for reform that was held back for years.

Group net income was € 155 million for the first six months of the year. With this good result we are on track for achieving our projection of approx. € 280 million, after taxes and before minority interest income, for the year as a whole.

Although total earnings of € 384 million fell 4% short of the results for the first six months of 2000, this was equivalent to an 8% increase on a pro rata comparison. We had to reclassify certain earnings components to comply with accounting rules under US GAAP, particularly as a result of FAS 133 coming into effect in January 2001. Where hedging relationships using interest rate derivatives are not recognised under US GAAP, income from such derivatives has to be included in the trading result, whereas it was partially reported under net interest income up to now. A detailed breakdown of the various components of trading results within our disclosure of financial data will help illustrate these shifts.

Administrative expenditure was up by 6% compared to the first six months of 2000. Slightly decreasing personnel expenditure was offset by increases in other administrative expenses. Net other income and expenditure of € 85 million includes the € 32 million one-off gain on the sale of our holding in Deutsche Börse AG that had already been accounted for in the first quarter. With € 37 million in provisions for loan losses for the first six months, we have accounted for any risks identifiable at present. Income before taxes amounted to € 249 million, up a strong 27% on the results of the first six months of 2000. Net income after taxes and minority interest income amounted to € 155 million, up 36%.

The favourable business development seen during the first half of the year is also reflected in our balance sheet data. Lending in public finance grew by 10% from the 2000 year-end, to € 123.3 billion. Income

before taxes in the Public Finance division amounted to € 151 million, up 26% on the results of the first six months of 2000. With a return on equity before taxes of 35.3% we have consistently maintained our high level of profitability in this division.

Overall growth in property finance increased moderately, by 2%. It should be noted, however, that international lending grew by 11% while German business declined by 3%. This is evidence of the strategic re-focusing which we have initiated in Germany. The proportion of international lending is approaching the 40% level in terms of the overall portfolio. The German property market has thus become one among many markets that we cover within the scope of our broad-based European market presence. Local preferences are exclusively driven by superior business opportunities. The property bank which we are about to create will not restrict itself to the role of a pure finance provider, but will offer a comprehensive portfolio of property-related services, with strong growth particularly in sectors such as property consulting, IT services and property asset management. We have largely completed preparations for 'DePfa Property Fund No. 2', a property investment fund with a volume of € 500 million that will invest exclusively in the Italian market.

At € 58 million, the results of the property division for the first half of 2001 clearly fell short of the figures for the first six months of the previous year. While business in the core segments developed positively, results were burdened by treasury activities. The closeout of existing refinancing positions entered into at higher interest rate levels was one of the contributing factors; this will, however, benefit future interest income.

The changes in the legal structure of DePfa Group take place in parallel with changes in our German property business. The ultimate goal is to reshape the structures peculiar to the German market that have developed over time into a pan-European concept. We will increase our client focus in each segment of our business. At the same time, we will streamline our operative processes and strengthen our risk management. In future the property business in Germany will operate from just four processing centres, with seven regional business development units assigned to these centres. The seven acquisition units will have specific business focuses. The present situation, with seven main branches covering all process steps plus 18 associated branch offices, no longer ensures a satisfactory level of product-specific client service.

We will outline the new structure of DePfa Group and explain the associated restructuring measures at our Extraordinary General Meeting, to be held in Wiesbaden on 15 October 2001. We need your support for this crucially important initiative and would therefore like to invite you to join us there. Please ensure that your voting rights are exercised by your custodian bank, should you be unable to attend.

Group balance sheet at 30 June 2001

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

Assets (€ m)	**30.6.2001**	**31.12.2000**
Cash and balances with central banks	1,183	1,204
Public sector debt instruments and bills, which are admitted for refinance at central banks	–	203
Loans and advances to banks	15,751	12,584
Loans to customers	80,617	78,135
Debt securities and other non fixed interest securities	68,305	56,418
Shares and other non fixed interest securities	288	344
Participations	367	358
Intangible assets	50	50
Property and equipment	122	177
Other assets	2,509	2,134
Accrued interest and prepayments and accrued income	4,934	4,839
Total assets	**174,126**	**156,446**

Shareholders' equity and liabilities (€ m)	30.6.2001	31.12.2000
Deposits by banks	48,861	44,489
Deposits by customers	15,685	13,287
Securitised liabilities	97,991	86,998
Other liabilities	2,031	2,562
Accrued interest and accruals and deferred income	5,123	5,074
Provisions	410	306
Hybrid capital	1,500	1,435
Minority interest	322	305
Equity		
Subscribed capital	108	108
Capital reserve	416	416
Profit reserves	1,494	1,490
Other Comprehensive Income	30	–64
Group retained income	155	40
Total liabilities	**174,126**	**156,446**

Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	839	1,131
Loan commitments	5,736	4,407

Group profit and loss account

for the period 1 January to 30 June 2001 of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

€ million	1.1.–30.6.2001	1.1.–30.6.2000
Interest receivable and similar income from		
lending business and money market transactions	2,703	2,627
fixed interest securities	1,627	1,080
Interest payable and similar expenditure	4,046	3,395
Net interest income	**284**	**312**
Income from non fixed interest securities and equity interests	8	6
Commission income	105	93
Commission expenditure	41	33
Trading result	28	23
Other income	113	35
Other operating income	**213**	**124**
General administrative expenditure	167	155
Depreciation on intangible assets and property and equipment	16	18
Other expenditure	28	22
Operating results before provision for loan losses	**286**	**241**
Provision for loan losses	37	45
Income before income taxes	**249**	**196**
Income taxes	75	69
Income after income taxes	**174**	**127**
Attributable to minority interest	19	13
Group net income	**155**	**114**
Weighted average number of ordinary shares	36,000,000	36,000,000
Earnings per share (€)	**4,31**	**3.17**
Diluted earnings per share (€)	**4,31**	**3.17**

Group cash flow statement

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

€ million	1.1.–30.6.2001 Application of funds	Source of funds	Balance of funds inflow	1.1.–31.12.2000 Application of funds	Source of funds	Balance of funds inflow
Cash and cash equivalents at end of previous period			**1,407**			**1,042**
Cash Flow from operating activities	127	351	224	1,979	2,008	29
Cash Flow from investment activities	30,168	12,384	–17,784	37,643	28,069	–9,574
Cash Flow from financing activities	16,217	33,553	17,336	21,225	31,135	9,910
Cash and cash equivalents at end of period			**1,183**			**1,407**

Group statement of changes in shareholders' equity

€ million	Subscribed capital	Capital reserve	Profit reserves	Group retained income	Other comprehensive income: Unrealised gains/ lossese from market valuation of securities	Other comprehensive income: Accumulated effects of currency translation	Total
Balance at 1 January 2001	108	416	1,490	40	–79	15	1,990
Group net income				155			155
Other comprehensive income					95	–1	94
Comprehensive income							
Dividends				–36			–36
Capital increase from company funds							
Purchase of own shares							
Transfer			4	–4			0
Balance at 30 June 2001	108	416	1,494	155	16	14	2,203

New accounting principles under US GAAP

SFAS 140, published in October 2000, regulates the reporting of the transfer and servicing of financial assets and the reporting of the transfer of financial liabilities and completely replaces SFAS 125, which was in force until that date. In principle, additional statements by the DePfa Group in the Notes on repo transactions and pledges of securities relate to the new rules of SFAS 140. First time application of SFAS 140 is also prescribed in part for financial years which end after December 15, 2000.

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133 (Accounting for Derivative Instruments and Hedging Activities) on the reporting of derivative financial instruments and hedging activities, which was supplemented by SFAS 137 and 138. The statement requires that all derivative financial instruments be recorded and that the valuation is carried out at fair value. Depending on the use of the derivative and on compliance with the prerequisites for hedge accounting, gains and losses from changes in fair value of derivative financial instruments are recorded either under current earnings in the profit and loss account or under other comprehensive net income without affecting net income. The adoption of this statement is obligatory for financial years beginning after June 15, 2000.

The DePfa Group has applied to this standard since 1 January 2001.

Notes to the Group balance sheet

(1) Loans and advances to banks

€ million	30.6.2001	31.12.2000
Public sector loans	6,799	6,942
Other loans	8,956	5,649
Unamortised premiums and discounts	–4	–7
Total	**15,751**	**12,584**
of which repayble on demand	3,214	2,743

(2) Loans to customers

€ million	30.6.2001	31.12.2000
Property loans	23,439	23,096
Public sector loans	55,619	54,241
Other loans	2,391	1,557
Unamortised premiums and discounts	–63	–26
Less provision for loan losses	–769	–733
Total	**80,617**	**78,135**

(3) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

€ million	1.1.–30.6.2001	1.1.–30.6.2000
Balance at 1 January	733	603
Additions		
Provision for loan losses charged to profit and loss account	39	47
Decreases		
Utilisation of provisions	2	3
Provision released for income	1	0
Balance at 30 June	**769**	**647**

After offsetting amounts received on loans previously charged off amounting to € 1 million (€ 2 million), additions to and write backs from the provision for loan losses reported in the profit and loss account resulted to a charge to income for loan losses of € 37 million (€ 45 million).

(4) Securities

The DePfa Group has classified its securities in the following three categories:

€ million	30.6.2001	31.12.2000
Held-to-Maturity	302	13,499
Available-for-Sale	68,230	43,202
Trading	61	61
Total	**68,593**	**56,762**

(5) Deposits by banks

€ million	30.6.2001	31.12.2000
Deposits	22,172	21,687
Other liabilities	26,692	22,805
Unamortised premiums and discounts	–3	–3
Total	**48,861**	**44,489**
of which due on demand	4,847	1,923

(6) Deposits by customers

€ million	30.6.2001	31.12.2000
Deposits	10,465	6,419
Savings deposits		
with agreed notice period of three months	4	4
with agreed notice period of more than three months	8	8
Other liabilities	5,216	6,860
Unamortised premiums and discounts	–8	–4
Total	**15,685**	**13,287**
of which due on demand	4,853	3,228

(7) Securitised liabilities

€ million	30.6.2001	31.12.2000
Debt securities in issue		
Mortgage Pfandbriefe	4,498	4,848
(of which registered mortgage Pfandbriefe)	(2,104)	(2,113)
Public sector Pfandbriefe	54,544	54,926
(of which registered public sector Pfandbriefe)	(3,162)	(3,217)
Other bonds	18,612	19,428
Money market paper issued	20,654	8,122
Unamortised premiums and discounts	–317	–326
Total	**97,991**	**86,998**

Explanations to the Group profit and loss account

(8) Net interest income

€ m	1.1.–30.6.2001	1.1.–30.6.2000
Interest income from property lending	698	964
Interest income from public sector lending	1,762	1,720
Interest income from other lending and money market transactions	243	213
Interest income from fixed income securities	1,627	1,080
Interest expenditure for		
Pfandbriefe	1,630	1,626
Other bonds	409	430
Loans taken up	438	352
Hybrid capital	54	54
Other banking transactions	1,515	933
Total	**284**	**312**

Total net interest income, including interest attributable to derivatives, amounted to € 297 million (1st half of 2000: € 346 million).

(9) Net commission income

€ m	1.1.–30.6.2001	1.1.–30.6.2000
Commission income from bank business	26	28
Commission expenditure from bank business	9	10
Commission income from IT services	76	65
Commission expenditure from IT services	30	23
Other commission income	3	–
Other commission expenditure	2	–
Total	**64**	**60**

(10) Trading result

€ m	1.1.–30.6.2001	1.1.–30.6.2000
Trading result DePfa Investment Bank	14	17
Valuation of derivatives / FAS 133	1	–28
Interest	13	34
Total	**28**	**23**

(11) Balance of other income and expenditure

The net balance comprises in particular € 32 million in income realised on the sale of our holding in Deutsche Börse AG. Other contributing factors were income on available-for-sale securities and rental income.

(12) General administrative expenditure

€ m	1.1.–30.6.2001	1.1.–30.6.2000
Staff costs		
Wages and salaries	83	85
Social security costs	19	18
(of which for pensions)	(6)	(7)
Other administrative expenditure	65	52
Total	**167**	**155**

Reporting on financial instruments

The following table presents nominal amounts for standardised derivatives and OTC derivatives as at 30 June 2001:

	Nominal amount Residual maturity			
€ m	**< = 1 year**	**1–5 years**	**> 5 years**	**Total**
Interest rate and currency swaps	25,452	85,942	58,269	169,663
Interest rate futures and forward rate agreements	660	–	–	660
Interest rate options purchased	245	2,799	1,169	4,213
Interest rate options written	100	600	17	717
Other interest rate contracts	323	6,108	2,506	8,937
Foreign exchange forward contracts	1	–	–	1
Total	**26,781**	**95,449**	**61,961**	**184,191**

The fair value of the derivatives in the trading portfolio totalled € –69 million as at 30 June 2001 (31 December 2000: € 63 million).

(13) Segment reporting by operating unit

€ m	Public Sector financing		Property business			IT and corporate consultancy		Consolidations/ reconciliation/ others		DePfa Group	
			Property bank[1]	Total							
	30.6.01	**30.6.00**	**30.6.01**	**30.6.01**	**30.6.00**	**30.6.01**	**30.6.00**	**30.6.01**	**30.6.00**	**30.6.01**	**30.6.00**
Total net interest income	143	144	161	132	165	0	0	17	9	292	318
Net commission income	0	–6	17	18	24	62	52	–16	–10	64	60
Trading result	2	17	25	25	34			1	–28	28	23
(of which: trading result DePfa Investment Bank)	*14*	*17*								*14*	*17*
(of which: valuation derivatives / FAS 133)								*1*	*–28*	*1*	*–28*
(of which: interest)	*–12*		*25*	*25*	*34*					*13*	*34*
Administrative expenditure	28	35	98	98	100	58	41	–1	–3	183	173
Other income and expenditure	34	1	1	18	13	3	1	30	–2	85	13
Provisions for loan losses	0	1	37	37	44	0		0		37	45
Income before income taxes	**151**	**120**	**69**	**58**	**92**	**7**	**12**	**33**	**–28**	**249**	**196**
(of which: income from treasury activities)	*8*	*18*	*–28*	*–28*	*44*					*–20*	*62*
(of which: income form payment transactions)						*7*	*8*			*7*	*8*
Allocated equity	857	706	1,013	1,061	1,006	51	51	101	176	2,070	1,939
Cost/income ratio	19.2%	22.5%	48.2%	56.1%	45.0%	93.1%	78.3%			47.7%	43.1%
RoE before taxes	35.3%	33.9%	13.6%	10.8%	18.4%	27.4%	46.1%			24.1%	20.2%

[1] Total property business excluding the asset pool, i.e. excluding the property holdings to be separated out, but including all specific loan loss provisions.

Other details

(14) New commitments

€ m	1.1.–30.6.2001	1.1.–30.6.2000
Public sector finance	19,697	13,039
of which Germany	6,461	5,756
of which international	13,236	7,283
Property finance	3,386	3,400
residential property Germany	812	1,059
commercial property Germany	486	353
total Germany	1,298	1,412
residential property international	150	189
commercial property international	1,938	1,799
total international	2,088	1,988
Other loans	266	293
Total	**23,349**	**16,732**

(15) Primary sale of debentures including loans taken up

€ m	1.1.–30.6.2001	1.1.–30.6.2000
Public sector Pfandbriefe	4,117	5,246
Mortgage Pfandbriefe	–	5
Other debentures	2,883	1,451
Loans taken up	90	194
Total	**7,090**	**6,896**

(16) Employees (average)

	1st Hj. 2001	2000
Total	**2,762**	**2,476**
of which part time employees	206	183

(17) Equity ratios

BIS rules (%)	**30.6.2001**	**31.12.2000**
Core capital ratio	6.1	6.1
Total capital ratio	9.7	9.8
German Banking Act (%)		
Core capital ratio	6.8	7.0
Total capital ratio	10.9	10.9

Officers

Management Board

Gerhard Bruckermann, Speaker

Karl-Heinz Glauner, Speaker

Jürgen Karcher (from 20 June 2001)

Dr. Thomas M. Kolbeck

Michael A. Kremer

Dr. Peter Lammerskitten (until 20 June 2001)

Supervisory Board

Dr. Jürgen Westphal[1][3], Hamburg
Chairman
Attorney-at-law, Judge at the Hamburg Constitutional Court

Christian Graf von Bassewitz[3], Düsseldorf
Deputy Chairman
General Partner and Management Spokesman of Bankhaus Lampe KG

York-Detlef Bülow[1][4], Katzenelnbogen
Deputy Chairman (from 20 June 2001)
DePfa Deutsche Pfandbriefbank AG

Reiner Wahl[3][4], Wiesbaden
Deputy Chairman (until 20 June 2001)
DePfa Deutsche Pfandbriefbank AG

Prof. Dr. Dr. Ann-Kristin Achleitner, Munich (until 20 June 2001)
Chairman of the Board of the Institute for Financial Management at the European Business School e.V.

Dr. Richard Brantner[1][2][3], Schramberg

Wolfgang Fauter[3], Hamburg
Chairman of the Management Boards of Deutsche Ring Versicherungen

Erwin Flieger[1], Geretsried
Chairman of the Management Boards of Bayerische Beamten Lebensversicherung a.G.
and BBV Holding AG

Lutz Freitag, Berlin (from 20 June 2001)
President of the GdW Bundesverband deutscher Wohnungsunternehmen e.V.

Dr. Friedrich-Adolf Jahn, Münster
President of the Zentralverband der Deutschen Haus-, Wohnungs- und Grundeigentümer

Siegfried Just[4], Wackernheim
DePfa Deutsche Pfandbriefbank AG

Dieter Kirsch[2][4], Nackenheim (from 20 June 2001)
DePfa Bank AG

Dr. Thilo Köpfler, Wiesbaden

Dr. Peter Lammerskitten[2][3], Königstein (from 20 June 2001)

Jacques Lebhar, Paris
Président du Conseil D'Administration and Président-Directeur Général d'Entenial

Klaus Novatius[4], Diethardt (until 20 June 2001)
DePfa Deutsche Pfandbriefbank AG

Hans-Georg Poetzsch[4], Wiesbaden
DePfa Deutsche Pfandbriefbank AG

Hans W. Reich, Kronberg (from 20 June 2001)
Speaker of the Management Board of the Kreditanstalt für Wiederaufbau

Rudi Ditmar Runkel[3,4]**, Saulheim**
DePfa Deutsche Pfandbriefbank AG

Dr. Rolf Schmid, Ettlingen
President of the Federal and state pensions office

Jürgen Steinert[3]**, Berlin** (until 28 February 2001)

Jürgen Strauß[1,2,3]**, München**
General Manager and Principal Agent for Germany of the Schweizerische Lebensversicherungs- und Rentenanstalt

Professor Dr. Dr. h.c. mult. Hans Tietmeyer, Königstein

Rainer Ulm[4]**, Wiesbaden**
DePfa Deutsche Pfandbriefbank AG

Dr. Georg Freiherr von Waldenfels, München (until 20 June 2001)
Member of the Management Board of VIAG TELECOM AG

[1] Member of the Standing Commitee
[2] Member of the Balance Sheet and Audit Committee
[3] Member of the Market and Credit Risk committee
[4] Elected by the employees

Our addresses

PUBLIC SECTOR FINANCE

DePfa Deutsche Pfandbrief Bank AG
Paulinenstraße 15 — Tel.: ++49 611 34 80
D-65189 Wiesbaden — Fax: ++49 611/3 48 25 49
www.depfa.com

Dublin Branch
3, Harbourmaster Place — Tel.: ++35 31 6 36 92 20
IRL-Dublin 1 — Fax: ++35 31 6 70 27 85

Milan Branch
Via Andreani, 6 — Tel.: ++39 02 76 41 90 01
I-20122 Milan — Fax: ++39 02 76 41

Rome Branch
Via Mercadante 12/14 — Tel.: ++39 06 83004200
I-00198 Rome — Fax: ++39 06 83004250

Tokyo Branch
Kasumigaseki Bldg. 36F, — Tel.: ++8 13 55 10 38 30
2–5, Kasumigaseki 3-chome, — Fax: ++8 13 55 10 38 40
Chiyoda-ku, Tokyo 100-6036

DePfa-Bank Europe plc
International House — Tel.: ++353 1 607 16 00
3, Harbourmaster Place — Fax: ++353 1 829 0213
IRL-Dublin 1

Nordic Representative Office
Frederiksgade 7 — Tel.: ++45 33 93 75 71
DK-1265 Copenhagen K — Fax: ++45 33 93 75 79

Representative Office Madrid
Calle Barbara de Braganza 2 — Tel.: ++34 91 7 00 08 50
E-2B 28004 Madrid — Fax: ++34 91 3 10 07 91

Paris Branch
5, rue Scribe — Tel.: ++33 1 44 94 82 70
F-75009 Paris — Fax: ++33 1 42 66 46 98

Representative Office Rome
Via Mercadante 12/14 — Tel.: ++39 06 83004301
I-00198 Rome — Fax: ++39 06 83004330

DePfa Capital
Japan K. K. — Tel.: ++8 13 55 12 78 26
Kasumigaseki Bldg. 35F, — Fax: ++8 13 55 12 76 57
2–5, Kasumigaseki 3-chome,
Chiyoda-ku, Tokyo 100-6035

DePfa Investment Bank Ltd.
178 Athalassa Avenue, 2nd Floor — Tel.: ++357 2 879300
PO Box 20909 — Fax: ++357 2 318978
CY-1665 Nicosia

DePfa UK Ltd.
4th floor — Tel.: ++44 20 7201 7000
11/13 Knightsbridge — Fax: ++44 20 7245 0598
GB-London SW1X 7LY

DePfa USA Inc.
570 Lexington Ave. — Tel.: ++1 212 682 64 74
39th floor — Fax: ++1 212 867 78 10
US-New York, N.Y. 10022

PROPERTY BUSINESS

DePfa Bank AG
Paulinenstraße 15 — Tel.: ++49 611 34 80
D-65189 Wiesbaden — Fax: ++49 611 3 48 35 00

Amsterdam Branch
Kantoorgebouw Byzantium — Tel.: ++31 20 589 86 60
Stadhouderskade 14-E — Fax: ++31 20 589 86 66
NL-1054 ES Amsterdam

Berlin Branch
Kurfürstendamm 33 — Tel.: ++49 30 88 09 90
D-10719 Berlin — Fax: ++49 30 88 09 94 70
with another office in: Magdeburg

Brussels Branch
7 rue Guimard — Tel.: ++32 2 514 40 90
B-1040 Brussels — Fax: ++32 2 514 40 92

Dublin Branch
3, Harbourmaster Place — Tel.: ++35 31 6 36 92 20
P.O. Box 4085 — Fax: ++35 31 6 70 27 85
I.F.S.C.
IRL-Dublin 1

Essen Branch
Huyssenallee 48 — Tel.: ++49 201 810 08 0
D-45128 Essen — Fax: ++49 201 810 08 565
with further offices in: Düsseldorf, Cologne, Münster

Flensburg/Denmark Branch
Große Straße 65 A — Tel.: ++49 4 61 14 46 10
D-24937 Flensburg — Fax: ++49 4 61 1 44 61 44

Hamburg Branch
Pelzerstraße 7 — Tel.: ++49 40 33 31 60
D-20095 Hamburg — Fax: ++49 40 3 33 163 99
with further offices in: Hanover, Bremen, Rostock

Jersey Branch
Grenville Street — Tel.: ++44 1534 62 9119
St. Helier — Fax: ++44 1534 62 9118
Channel Islands
GB-Jersey JE4 8WT

Representative Office Copenhagen
Frederiksgade 7 — Tel.: ++45 70 10 90 90
DK-1265 Copenhagen K — Fax: ++45 70 10 90 91

Leipzig Branch
Neumarkt 2 — Tel.: ++49 3 41 2 27 20
D-04109 Leipzig — Fax: ++49 3 41 2 27 21 01
with further offices in: Chemnitz, Dresden, Erfurt

London Branch
38 Lombard Street — Tel.: ++44 20 7456 9200
GB-London EC3V 9BS — Fax: ++44 20 7929 5055

Representative Office Madrid
Calle Barbara de — Tel.: ++34 917 00 08 50
Braganza 2, 2. E. — Fax: ++34 913 10 07 91
E-28004 Madrid

Munich Branch
Karlstraße 7 — Tel.: ++49 89 5 12 70
D-80333 Munich — Fax: ++49 89 5 12 72 11
with another office in: Nuremberg

Rhein-Main Branch
Taunusanlage 8 — Tel.: ++49 69 27 11 20
D-60329 Frankfurt/Main — Fax: ++49 69 2 711 22 06
with further offices in: Mainz, Darmstadt, Ludwigshafen

Rome Branch
Via Mercadante 12/14 — Tel.: ++39 06 83004100
I-00198 Rome — Fax: ++39 06 83004150

Representative Office Stockholm
Kungsgatan 30 — Tel.: ++46 824 09 49
S-11135 Stockholm — Fax: ++46 824 98 41

Stuttgart Branch
Kriegerstraße 3 — Tel.: ++49 711 2 23 60
D-70191 Stuttgart — Fax: ++49 711 2 23 61 60
with further offices in: Karlsruhe, Munich, Nuremberg, Ulm

DePfa-Bank France S.A.
5, rue Scribe — Tel.: ++33 1 44 5166 30
F-75009 Paris — Fax: ++33 1 42 6697 94

DePfa Bau-, Verwaltungs- und Controlling GmbH
Poppenbütteler Bogen 17 — Tel.: ++49 40 60 68 60
D-22399 Hamburg — Fax: ++49 40 60 68 62 99

DePfa-Finance N.V.
Stadhouderskade 14E — Tel.: ++31 20 589 86 48
NL-1054 ES Amsterdam — Fax: ++31 20 589 86 49

DePfa-Financial Service spol. s r.o.
Václavské námestí 47 — Tel.: ++42 02 2162 55 86
CZ-11000 Prague 1 — Fax: ++42 02 2162 55 80

DePfa Financial Service Polska Sp. z o.o.
ul. Emilli Plater 53 — Tel.: ++48 22 5206090
PL-00-113 Warsaw — Fax: ++48 22 5206099

DePfa Immobilien Management AG
Paulinenstraße 15 — Tel.: ++49 6 11 3 48 22 11
D-65189 Wiesbaden — Fax: ++49 6 11 3 48 23 13

DePfa Property Services B.V.
Kantoorgebouw Officia I — Tel.: ++31 20 301 6560
De Boelelaan 7 — Fax: ++31 20 301 6561
NL-1083 HJ Amsterdam

IT/CORPORATE CONSULTANCY

DePfa IT Services
Im Münchfeld 1–5 — Tel.: ++49 61 31/3 01-0
D-55122 Mainz — Fax: ++49 61 31/3 01-4 19
www.depfa-it.de

Financial calendar

15.10.2001	Extraordinary shareholders' meeting, Kurhaus Wiesbaden
06.11.2001	Interim report as at 30.09.2001 DVFA/press conference
19.06.2002	Annual General Meeting, Kurhaus Wiesbaden

DePfa Group

DePfa Deutsche Pfandbrief Bank AG

Paulinenstraße 15 · 65189 Wiesbaden

Public Relations/Investor Relations · Telephone (+49 611) 3 48 23 41 · Telefax (+49 611) 3 48 23 32

www.depfa.com

02 AUG -1 [illegible]

Interim Report as at 30 September 2001
DePfa Deutsche Pfandbriefbank AG

DePfa Group
PERFORMANCE IN FINANCE

Shareholders

Market capitalisation:
€ 2.6 bn
36 m shares



60%
40%

8.34% Bayerische Beamten-Lebensversicherung aG

8.34% Schweizerische Lebensvers.- und Rentenanstalt

6.24% Versorgungsanstalt des Bundes und der Länder

5.67% Bankhaus Lampe KG

4.90% Deutscher Ring Beteiligungs-Holding

2.68% Schmidt-Bank

2.56% Entenial S.A.

1.27% Condor Lebensversicherungs-AG

Free float

DePfa Holding Verwaltungsgesellschaft mbH

Net income for the year and RoE after tax



€ m
%
300
250
200
150
100
50
0
18
16
14
12
10
8
6
4
2
0
8.9%
9.6%
15.4%
8.1%
13.7%
121
157
277
155
279
1997
1998
1999
2000
9/2001*

from 1998 based on US-GAAP

** annualised but excluding annualised gains from sale of holding in Deutsche Börse AG*

Financing volume



€ bn
160
140
120
100
80
60
40
20
0
95.9
109.8
134.4
137.5
149.5
1997
1998
1999
2000
9/2001
Other loans
Residential property finance
Commercial property finance
Public sector finance

Group figures

Earnings	1.1.–30.9.2001 € m	1.1.–30.9.2000 € m	Change € m	Change %
Total net interest income	460	446	14	3.1
(Total net interest income, including interest attributable to derivatives)	(466)	(497)	(–31)	(–6.2)
Net commission income	97	82	15	18.3
Trading result	40	53	–13	–24.5
of which: trading result DePfa Investment Bank	*18*	*31*	*–13*	*–41.9*
of which: valuation derivatives / SFAS 133	*16*	*–29*	*45*	
of which: interest	*6*	*51*	*–45*	*–88.2*
Total earnings	**597**	**581**	**16**	**2.8**
Personnel expenditure	151	139	12	8.6
Other administrative expenditure	94	81	13	16.0
Depreciation on intangible assets and property and equipment	27	29	–2	–6.9
Administrative expenditure	**272**	**249**	**23**	**9.2**
Other income and expenditure	105	–37	142	
Operating results before provision for loan losses	**430**	**295**	**135**	**45.8**
Provision for loan losses	88	112	–24	–21.4
Income before income taxes	**342**	**183**	**159**	**86.9**
Income taxes	102	50	52	104.0
Attributable to minority interest	26	21	5	23.8
Group net income	**214**	**112**	**102**	**91.1**

Key ratios		
Cost/income ratio	45.6 %	42.9 %
Earnings per share	5.94 €	3.11 €
RoE before tax	22.3 %	12.6 %
RoE after tax	14.0 %	7.7 %

Portfolio	30.9.2001 € m	31.12.2000 € m	Change € m	Change %
Public sector finance	121,848	112,373	9,475	8.4
of which international	71,006	64,530	6,476	10.0
Property finance	24,308	23,096	1,212	5.2
of which international	8,432	7,873	559	7.1
Other loans	3,371	2,080	1,291	62.1
Outstanding securities including loans taken up	80,814	81,797	–983	–1.2
Equity	2,159	1,990	169	8.5
Total assets	**173,527**	**156,446**	**17,081**	**10.9**

Ratings DePfa Deutsche Pfandbriefbank AG	30.9.2001	30.9.2000
Fitch, London	AA–	AA
Moody's Investors Service, New York	Aa3	Aa3

Contents

Letter to Shareholders

Ladies and Gentlemen,

15 October marked an important step forward in the strategic reorganisation process for it was on this day that the Extraordinary General Meeting of DePfa Deutsche Pfandbriefbank AG voted to approve the split of DePfa Group into a Public Finance Bank and a Property Bank by an overwhelming majority of 99.9%, with about two-thirds of the issued share capital represented at the meeting. We would like to take this opportunity to express our sincerest thanks for the trust and confidence you have placed in us. We shall use this mandate to implement our new strategic focus without delay and successfully position both new banks in their respective markets.

Income after taxes and before minorities for the first nine months of 2001 was € 240 million, up 80%. In spite of a difficult macroeconomic environment earnings continue to be within the range of our profit forecast, which dates back to last November 2000, i.e. approximately € 280 million after taxes and before minorities for 2001 as a whole.

Total earnings of € 597 million increased by 3% on a year-on-year basis. Net interest income increased likewise by 3%, to € 460 million, while net commission income grew more strongly, by 18%, to € 97 million.

The trading result of € 40 million was down 25% y-o-y. While gains from securities trading amounted to € 18 million (9m 2000: € 31 million), gains from the valuation of interest rate derivatives produced a result of € 16 million (9m 2000: € -29 million). Starting from this year, all interest and interest components attributable to trading activities have had to be disclosed in the trading result for the first time. These amounted to a net € 6 million (9m 2000: € 51 million).

Administrative expenditure grew by 9%, to € 272 million. Given that costs in 2000 had been affected by the greater scope of consolidation of Group companies and other special factors the cost increase needs to be put into perspective. Therefore compared to three-quarters of the figure for the whole of 2000, costs were down by 5%. Net other income and expenditure of € 105 million includes income from securities available for sale, rental income as well as the one-off gain from the sale of our holding in Deutsche Börse AG that had already been accounted for in the first quarter. Provisions for loan losses amounted to € 88 million. In addition to our budgeted provisions of € 21 million, we set aside an additional € 30 million for the third quarter. With this increase beyond the pro rata level of standard default costs, we have accounted for all additional specific charges expected in the 2001 business year.

Together with general provisions we estimate that total loan loss provisions for 2001 as a whole will amount to a maximum of € 120 million.

Group net income after income taxes and minorities totalled € 214 million, an increase of 91% year-on-year. With a 14.0% return on equity after taxes and minorities, we have achieved a high level of profitability.

Financing volumes also reflect the favourable business development seen throughout this year. Public Financing volumes grew by 8.4% from the 2000 year-end, to € 121.8 billion, driven mainly by international financings – up 10.0%.

Earnings in the Public Finance Division improved significantly during the first nine months of 2001. Income before taxes reached € 221 million, up 28.4% year-on-year. Net interest income in this division requires further explanation. While the official net interest income line of € 267 million was significantly higher (+36.9%) than the 9m 2000 level interest income components of the trading result totalled € -64 million (9m 2000: 0). On a strictly economic basis these interest income items must be aggregated, resulting in a moderate 4% increase in the division's overall net interest income. The division's profitability is strong, achieving a return of equity before taxes of 34.3%.

Public Finance has for many years now managed to achieve above-average returns on equity helped by its good strategic positioning in its market.

Property financing volumes grew by 5.2%, to € 24.3 billion, with our international business also being the main driver of growth in this division.

Our international property network has been up and running for many years, and we are now starting to reap the benefits: international financings now account for close to 40% of the total portfolio. Our objective, however, is to achieve strong earnings while at the same time managing risks in an optimal way, rather than merely inflating lending volumes on our balance sheet. That is why syndication and securitisation are at the heart of our portfolio management strategy. Following the successful placement of a € 1.1 billion hotel financing portfolio, two more transactions have been slated for the fourth quarter relating to our private customer portfolio, with a total volume of around € 2 billion. The new Property Bank does not have the profile of a traditional lender as Property Asset Management and Advisory services will develop into business lines carrying just as much weight as the lending business.

Our new DePfa Europe Fund No. 2 will invest € 500 to 600 million in office buildings and shopping centres in Italy and is aimed at institutional investors in Scandinavia and Germany.

We are continuing to make good progress with the reorganisation of our German branch network, which involves the scaling back of our decentralised structure throughout Germany. We will in future have fewer and leaner acquisition units which will result in the loss of around 100 jobs.

Income before taxes in our Property business amounted to € 66 million (9m 2000: € 29 million) for the first nine months of 2001. We envisage significant earnings growth in the years to come, and our new strategic focus will already be yielding above-average profitability from 2002 onwards.

The two new banks will have a key competitive advantage as independent institutions by being able to react swiftly to constant change in the financial services sector.

The next major step in the strategic reorganisation is the share exchange. In mid-January 2002, you will receive an offer to exchange your shares into shares of our new, already established Irish Parent Company, at a ratio of 1-to-1. Your custodian bank will forward more detailed information to you during January. The successful completion of the share swap is a prerequisite for carrying out the most important restructuring measures affecting the legal structure of the Group companies. We urge you once again to give your support to this important next phase.

Group balance sheet at 30 September 2001

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

Assets (€ m)	30.9.2001	31.12.2000
Cash and balances with central banks	274	1,204
Public sector debt instruments and bills, which are admitted for refinance at central banks	–	203
Loans and advances to banks	15,636	12,584
Loans to customers	80,167	78,135
Debt securities and other non fixed interest securities	69,374	56,418
Shares and other non fixed interest securities	230	344
Participations	119	358
Intangible assets	51	50
Property and equipment	124	177
Other assets	2,075	2,134
Accrued interest and prepayments and accrued income	5,477	4,839
Total assets	173,527	156,446

Shareholders' equity and liabilities (€ m)	30.9.2001	31.12.2000
Deposits by banks	48,722	44,489
Deposits by customers	16,018	13,287
Securitised liabilities	96,972	86,998
Other liabilities	1,745	2,562
Accrued interest and accruals and deferred income	5,811	5,074
Provisions	271	306
Hybrid capital	1,510	1,435
Minority interest	319	305
Equity		
Subscribed capital	108	108
Capital reserve	416	416
Profit reserves	1,494	1,490
Other Comprehensive Income	–73	–64
Group retained income	214	40[1]
Total liabilities	**173,527**	**156,446**

Contingent liabilities and irrevocable loan commitments	30.9.2001	31.12.2000
Contingent liabilities on guarantees and indemnity agreements	762	1,131
Loan commitments	3,193	4,407

[1] after profit distribution

Group profit and loss account

for the period 1 January to 30 September 2001 of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

€ million	1.1.–30.9.2001	1.1.–30.9.2000
Interest receivable and similar income from		
lending business and money market transactions	3,985	4,057
fixed interest securities	2,507	1,654
Interest payable and similar expenditure	6,046	5,295
Net interest income	**446**	**416**
Income from non fixed interest securities and equity interests	14	30
Commission income	151	131
Commission expenditure	54	49
Trading result	40	53
Other income	162	56
Other operating income	**313**	**221**
General administrative expenditure	245	220
Depreciation on intangible assets and property and equipment	27	29
Other expenditure	57	93
Operating results before provision for loan losses	**430**	**295**
Provision for loan losses	88	112
Income before income taxes	**342**	**183**
Income taxes	102	50
Income after income taxes	**240**	**133**
Attributable to minority interest	26	21
Group net income	**214**	**112**
Weighted average number of ordinary shares	36,000,000	36,000,000
Earnings per share (€)	5.94	**3.11**
Diluted earnings per share (€)	**5.94**	**3.11**

Group cash flow statement

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

€ million	1.1.–30.9.2001 Application of funds	Source of funds	Balance of funds inflow	1.1.–31.12.2000 Application of funds	Source of funds	Balance of funds inflow
Cash and cash equivalents at end of previous period			**1,407**			**1,042**
Cash Flow from operating activities	427	805	378	1,979	2,008	29
Cash Flow from investment activities	38,017	19,816	–18,201	37,643	28,069	–9,574
Cash Flow from financing activities	28,840	46,530	16,690	21,225	31,135	9,910
Cash and cash equivalents at end of period			**274**			**1,407**

Group statement of changes in shareholders' equity

€ million	Subscribed capital	Capital reserve	Profit reserves	Group retained income	Other comprehensive income: Unrealised gains/ lossese from market valuation of securities	Other comprehensive income: Accumulated effects of currency translation	Total
Balance at 1 January 2001	108	416	1,490	40	–79	15	1,990
Group net income				214			214
Other comprehensive income					–8	–1	–9
Comprehensive income							**205**
Dividends				–36			–36
Purchase of own shares							–
Transfer			4	–4			0
Balance at 30 September 2001	108	416	1,494	214	–87	14	2,159

New accounting principles under US GAAP

SFAS 140, published in October 2000, regulates the reporting of the transfer and servicing of financial assets and the reporting of the transfer of financial liabilities and completely replaces SFAS 125, which was in force until that date. In principle, additional statements by the DePfa Group in the Notes on repo transactions and pledges of securities relate to the new rules of SFAS 140. First-time application of SFAS 140 is also prescribed in part for financial years which end after December 15, 2000.

In June 1998 the Financial Accounting Standards Board (FASB) issued SFAS 133 (Accounting for Derivative Instruments and Hedging Activities) on the reporting of derivative financial instruments and hedging activities, which was supplemented by SFAS 137 and 138. The statement requires that all derivative financial instruments be recorded and that the valuation is carried out at fair value. Depending on the use of the derivative and on compliance with the prerequisites for hedge accountinge, gains and losses from changes in fair value of derivative financial instruments are recorded either under current earnings in the profit and loss account or under other comprehensive net income without affecting net income. The adoption of this statement is obligatory for financial years beginning after June 15, 2000.

In June 2001, the standards SFAS 141 (Business Combinations) and SFAS 142 (Goodwill and Other Intangible Assets) were issued.

SFAS 141 regulates the reporting of business combinations and replaces APB Opinion No. 16 (Business Combinations) as well as SFAS 38 (Accounting for Preacquisition Contingencies of Purchased Enterprises). In future, all business combinations within the scope of this standard shall be reported using the purchase method. The new standard shall be adopted for all business combinations after 30 June 2001.

SFAS 142 regulates the reporting of purchased goodwill and other intangible assets and replaces APB Opinion No. 17 (Intangible Assets). Whereas prevailing US GAAP accounting standards require scheduled amortization, the new standard fundamentally changes the treatment of goodwill. The new standard no longer requires scheduled amortization but records impairment of value discontinually on the basis of annual reviews of impairment. This impairment test is obligatory for financial years beginning after December 15, 2001 and also includes goodwill which had been capitalised earlier, provided that it has not previously been amortized. The new valuation regulations shall apply to goodwill and intangible assets purchased after 30 June 2001.

These standards have been applied in this Interim Report.

Notes to the Group balance sheet

(1) Loans and advances to banks

€ million	30.9.2001	31.12.2000
Public sector loans	6,598	6,942
Other loans	9,042	5,649
Unamortised premiums and discounts	–4	–7
Total	**15,636**	**12,584**
of which repayble on demand	2,615	2,743

(2) Loans to customers

€ million	30.9.2001	31.12.2000
Property loans	24,308	23,096
Public sector loans	54,717	54,241
Other loans	2,013	1,557
Unamortised premiums and discounts	–67	–26
Less provision for loan losses	–804	–733
Total	**80,167**	**78,135**

(3) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

€ million	1.1.–30.9.2001	1.1.–30.9.2000
Balance at 1 January	733	603
Additions		
Provision for loan losses charged to profit and loss account	91	114
Decreases		
Utilisation of provisions	19	13
Provision released for income	1	0
Balance at 30 September	**804**	**704**

After offsetting amounts received on loans previously charged off amounting to € 2 million (€ 2 million), additions to and write backs from the provision for loan losses reported in the profit and loss account resulted to a charge to income for loan losses of € 88 million (€ 112 million).

(4) Securities

The DePfa Group has classified its securities in the following three categories:

€ million	30.9.2001	31.12.2000
Held-to-Maturity	287	13,499
Available-for-Sale	69,113	43,202
Trading	204	61
Total	**69,604**	**56,762**

(5) Deposits by banks

€ million	30.9.2001	31.12.2000
Deposits	19,167	21,687
Other liabilities	29,562	22,805
Unamortised premiums and discounts	–7	–3
Total	**48,722**	**44,489**
of which due on demand	4,674	1,923

(6) Deposits by customers

€ million	30.9.2001	31.12.2000
Deposits	11,762	6,419
Savings deposits		
with agreed notice period of three months	4	4
with agreed notice period of more than three months	4	8
Other liabilities	4,251	6,860
Unamortised premiums and discounts	–3	–4
Total	**16,018**	**13,287**
of which due on demand	3,910	3,228

(7) Securitised liabilities

€ million	30.9.2001	31.12.2000
Debt securities in issue		
Mortgage Pfandbriefe	4,321	4,848
(of which registered mortgage Pfandbriefe)	(2,087)	(2,113)
Public sector Pfandbriefe	55,022	54,926
(of which registered public sector Pfandbriefe)	(3,073)	(3,217)
Other bonds	17,829	19,428
Money market paper issued	20,098	8,122
Unamortised premiums and discounts	–298	–326
Total	**96,972**	**86,998**

Explanations to the Group profit and loss account

(8) Net interest income

€ m	1.1.–30.9.2001	1.1.–30.9.2000
Interest income from property lending	1,024	1,085
Interest income from public sector lending	2,625	2,643
Interest income from other lending and money market transactions	336	329
Interest income from fixed income securities	2,507	1,654
Interest expenditure for		
Pfandbriefe	2,361	2,486
Other bonds	564	393
Loans taken up	409	519
Hybrid capital	82	87
Other banking transactions	2,630	1,810
Total	**446**	**416**

Total net interest income, including interest attributable to derivatives, amounted to € 452 million (in the first nine months 2000: € 467 million).

(9) Net commission income

€ m	1.1.–30.9.2001	1.1.–30.9.2000
Commission income from bank business	36	41
Commission expenditure from bank business	15	18
Commission income from IT services	109	90
Commission expenditure from IT services	38	31
Other commission income	6	–
Other commission expenditure	1	–
Total	**97**	**82**

(10) Trading result

€ m	1.1.–30.9.2001	1.1.–30.9.2000
Trading result DePfa Investment Bank	18	31
Valuation of derivatives	18	–29
Non-recurring effect from first-time application of SFAS 133	–2	–
Interest	6	51
Total	**40**	**53**

(11) Balance of other income and expenditure

The net balance comprises in particular € 32 million in income realised on the sale of our holding in Deutsche Börse AG. Other contributing factors were income on available-for-sale securities and rental income as well as expenditure for properties.

(12) General administrative expenditure

€ m	1.1.–30.9.2001	1.1.–30.9.2000
Staff costs		
Wages and salaries	122	112
Social security costs	29	27
(of which for pensions)	(11)	(10)
Other administrative expenditure	94	81
Total	**245**	**220**

The following table presents nominal amounts for standardised derivatives and OTC derivatives as at 30 September 2001:

	Nominal amount Residual maturity			
€ m	**< = 1 year**	**1–5 years**	**> 5 years**	**Total**
Interest rate and currency swaps	45,877	66,198	62,931	175,006
Interest rate futures and forward rate agreements	610	–	87	697
Interest rate options purchased	417	2,526	1,110	4,053
Interest rate options written	600	–	15	615
Other interest rate contracts	3,485	3,056	3,120	9,661
Foreign exchange forward contracts	11	–	–	11
Total	**51,000**	**71,780**	**67,263**	**190,043**

The fair value of the derivatives in the trading portfolio totalled € –76 million as at 30 September 2001 (31 December 2000: € 63 million).

(13) Segment reporting by operating unit

€ m	Public Sector financing		Property business			IT and corporate consultancy		Consolidations/ reconciliation/ others		DePfa Group	
			Property bank	Property bank plus Asset Pool[1]							
	30.9.01	30.9.00	30.9.01	30.9.01	30.9.00	30.9.01	30.9.00	30.9.01	30.9.00	30.9.01	30.9.00
Total net interest income	267	195	219	177	238	–1	0	17	13	460	446
Net commission income	3	4	24	24	19	94	75	–24	–16	97	82
Trading result	–46	31	70	70	51			16	–29	40	53
of which: trading result DePfa Investment Bank	*18*	*31*								*18*	*31*
of which: valuation derivatives / SFAS 133								*16*	*–29*	*16*	*–29*
of which: interest	*–64*		*70*	*70*	*51*					*6*	*51*
Administrative expenditure	40	50	150	150	139	86	65	–4	–5	272	249
Other income and expenditure	37	–6	22	33	–30	3	1	32	–2	105	–37
Provisions for loan losses	0	2	88	88	110	0		0		88	112
Annual net profit before tax	**221**	**172**	**97**	**66**	**29**	**10**	**11**	**45**	**–29**	**342**	**183**
of which: income from treasury activities	*25*	*11*	*–12*	*–12*	*44*					*13*	*55*
of which: income form payment transactions						*17*	*12*			*17*	*12*
Allocated equity	858	734	1,002	1,047	1,006	51	51	87	141	2,043	1,932
Cost/income ratio	17.9%	21.7%	47.6%	55.1%	44.9%	93.1%	86.1%			45.6%	42.9%
RoE before taxes	34.3%	31.2%	13.0%	8.4%	4.0%	25.4%	29.5%			22.3%	12.6%

[1] Property bank plus the property holdings to be seperated out

(14) New commitments

€ m	1.1.–30.9.2001	1.1.–30.9.2000
Public sector finance	25,075	17,600
of which Germany	8,851	7,175
of which international	16,224	10,425
Property finance	4,860	4,905
residential property Germany	1,360	1,542
commercial property Germany	699	450
total Germany	2,059	1,992
residential property international	237	241
commercial property international	2,564	2,672
total international	2,801	2,913
Other loans	790	355
Total	**30,725**	**22,860**

(15) Primary sale of debentures including loans taken up

€ m	1.1.–30.9.2001	1.1.–30.9.2000
Public sector Pfandbriefe	4,918	5,718
Mortgage Pfandbriefe	–	8
Other debentures	3,820	5,001
Loans taken up	126	339
Total	**8,864**	**11,066**

(16) Employees (average)

	1.1.–30.9.2001	2000
Total	**2,799**	**2,476**
of which part time employees	217	183

(17) Equity ratios

BIS rules (%)	**30.9.2001**	**31.12.2000**
Core capital ratio	5.9	6.1
Total capital ratio	9.5	9.8
German Banking Act (%)		
Core capital ratio	6.7	7.0
Total capital ratio	10.7	10.9

Officers

Management Board

Gerhard Bruckermann, Speaker

Karl-Heinz Glauner, Speaker

Jürgen Karcher (from 1 June 2001)

Dr. Thomas M. Kolbeck

Michael A. Kremer

Dr. Peter Lammerskitten (until 20 June 2001)

Supervisory Board

Dr. Jürgen Westphal[1)3)], Hamburg
Chairman
Attorney-at-law, Judge at the Hamburg Constitutional Court

Christian Graf von Bassewitz[3)], Düsseldorf
Deputy Chairman
General Partner and Management Spokesman of Bankhaus Lampe KG

York-Detlef Bülow[1)4)], Katzenelnbogen
Deputy Chairman (from 20 June 2001)
DePfa Deutsche Pfandbriefbank AG

Reiner Wahl[3)4)], Wiesbaden
Deputy Chairman (until 20 June 2001)
DePfa Deutsche Pfandbriefbank AG

Prof. Dr. Dr. Ann-Kristin Achleitner, Munich (until 20 June 2001)
Chairman of the Board of the Institute for Financial Management at the European Business School e.V.

Dr. Richard Brantner[1)2)3)], Schramberg

Wolfgang Fauter[3)], Hamburg
Chairman of the Management Boards of Deutsche Ring Versicherungen

Erwin Flieger[1)], Geretsried
Chairman of the Management Boards of Bayerische Beamten Lebensversicherung a.G.
and BBV Holding AG

Lutz Freitag, Berlin (from 20 June 2001)
President of the GdW Bundesverband deutscher Wohnungsunternehmen e.V.

Dr. Friedrich-Adolf Jahn, Münster
President of the Zentralverband der Deutschen Haus-, Wohnungs- und Grundeigentümer

Siegfried Just[4], Wackernheim
DePfa Deutsche Pfandbriefbank AG

Dieter Kirsch[2] [4], Nackenheim (from 20 June 2001)
DePfa Bank AG

Dr. Thilo Köpfler, Wiesbaden

Dr. Peter Lammerskitten[2] [3], Königstein (from 20 June 2001)

Jacques Lebhar, Paris
Président du Conseil d'Administration and Président-Directeur Général d'Entenial

Klaus Novatius[4], Diethardt (until 20 June 2001)
DePfa Deutsche Pfandbriefbank AG

Hans-Georg Poetzsch[4], Wiesbaden
DePfa Deutsche Pfandbriefbank AG

Hans W. Reich, Kronberg (from 20 June 2001)
Speaker of the Management Board of the Kreditanstalt für Wiederaufbau

Rudi Ditmar Runkel[3)4)], Saulheim
DePfa Deutsche Pfandbriefbank AG

Dr. Rolf Schmid, Ettlingen
President of the Federal and state pensions office

Jürgen Steinert[3)], Berlin (until 28 February 2001)

Jürgen Strauß[1)2)3)], München
General Manager and Principal Agent for Germany of the Schweizerische Lebensversicherungs- und Rentenanstalt

Professor Dr. Dr. h.c. mult. Hans Tietmeyer, Königstein

Rainer Ulm[4)], Wiesbaden
DePfa Deutsche Pfandbriefbank AG

Dr. Georg Freiherr von Waldenfels, München (until 20 June 2001)
Member of the Management Board of VIAG TELECOM AG

[1)] Member of the Standing Commitee
[2)] Member of the Balance Sheet and Audit Committee
[3)] Member of the Market and Credit Risk committee
[4)] Elected by the employees

PUBLIC SECTOR FINANCE

DePfa Deutsche Pfandbrief Bank AG
Paulinenstraße 15 — Tel.: ++49 611 34 80
D-65189 Wiesbaden — Fax: ++49 611/3 48 25 49
www.depfa.com

Dublin Branch
3, Harbourmaster Place — Tel.: ++35 31 6 36 92 20
IRL-Dublin 1 — Fax: ++35 31 6 70 27 85

Milan Branch
Via Andreani, 6 — Tel.: ++39 02 76 41 90 01
I-20122 Milan — Fax: ++39 02 76 41

Rome Branch
Via Mercadante 12/14 — Tel.: ++39 06 83004200
I-00198 Rome — Fax: ++39 06 83004250

Tokyo Branch
Atago Green Hills MORI Tower, — Tel.: ++8 13 54 02 90 00
41F, 2-5-1, Atago, — Fax: ++8 13 54 02 90 10
Minato-ku, Tokio 105-6241

DePfa-Bank Europe plc
International House — Tel.: ++353 1 607 16 00
3, Harbourmaster Place — Fax: ++353 1 829 0213
IRL-Dublin 1

Nordic Representative Office
Frederiksgade 7 — Tel.: ++45 33 93 75 71
DK-1265 Copenhagen K — Fax: ++45 33 93 75 79

Representative Office Madrid
Calle Barbara de Braganza 2 — Tel.: ++34 91 7 00 08 50
E-2B 28004 Madrid — Fax: ++34 91 3 10 07 91

Paris Branch
5, rue Scribe — Tel.: ++33 1 44 94 82 70
F-75009 Paris — Fax: ++33 1 42 66 46 98

Representative Office Rome
Via Mercadante 12/14 — Tel.: ++39 06 83 00 43 00
I-00198 Rome — Fax: ++39 06 83 00 43 30

DePfa Capital
Japan K. K. — Tel.: ++8 13 34 37 76 20
Atago Green Hills MORI Tower, — Fax: ++8 13 34 37 76 23
41F, 2-5-1, Atago,
Minato-ku, Tokio 105-6241

DePfa Investment Bank Ltd.
178 Athalassa Avenue, 2nd Floor — Tel.: ++357 2 879300
PO Box 20909 — Fax: ++357 2 318978
CY-1665 Nicosia

DePfa UK Ltd.
4th floor — Tel.: ++44 20 7201 7000
11/13 Knightsbridge — Fax: ++44 20 7245 0598
GB-London SW1X 7LY

DePfa USA Inc.
570 Lexington Ave. — Tel.: ++1 212 682 64 74
39th floor — Fax: ++1 212 867 78 10
US-New York, N.Y. 10022

PROPERTY BUSINESS

DePfa Bank AG
Paulinenstraße 15 — Tel.: ++49 611 34 80
D-65189 Wiesbaden — Fax: ++49 611 3 48 35 00

Amsterdam Branch
Kantoorgebouw Byzantium — Tel.: ++31 20 589 86 60
Stadhouderskade 14-E — Fax: ++31 20 589 86 66
NL-1054 ES Amsterdam

Berlin Branch
Kurfürstendamm 33 — Tel.: ++49 30 88 09 90
D-10719 Berlin — Fax: ++49 30 88 09 94 70
with another office in: Magdeburg

Brussels Branch
7 rue Guimard — Tel.: ++32 2 514 40 90
B-1040 Brussels — Fax: ++32 2 514 40 92

Dublin Branch
3, Harbourmaster Place — Tel.: ++35 31 6 36 92 20
P.O. Box 4085 — Fax: ++35 31 6 70 27 85
I.F.S.C.
IRL-Dublin 1

Essen Branch
Huyssenallee 48 — Tel.: ++49 201 810 08 0
D-45128 Essen — Fax: ++49 201 810 08 565
with further offices in: Düsseldorf, Cologne, Münster

Flensburg/Denmark Branch
Große Straße 65 A — Tel.: ++49 4 61 14 46 10
D-24937 Flensburg — Fax: ++49 4 61 1 44 61 44

Hamburg Branch
Pelzerstraße 7 — Tel.: ++49 40 33 31 60
D-20095 Hamburg — Fax: ++49 40 3 33 163 99
with further offices in: Hanover, Bremen, Rostock

Jersey Branch
Grenville Street — Tel.: ++44 1534 62 9119
St. Helier — Fax: ++44 1534 62 9118
Channel Islands
GB-Jersey JE4 8WT

Representative Office Copenhagen
Frederiksgade 7 — Tel.: ++45 70 10 90 90
DK-1265 Copenhagen K — Fax: ++45 70 10 90 91

Leipzig Branch
Neumarkt 2 — Tel.: ++49 341 2 27 20
D-04109 Leipzig — Fax: ++49 341 2 27 21 01
with further offices in: Chemnitz, Dresden, Erfurt

London Branch
38 Lombard Street — Tel.: ++44 20 7456 9200
GB-London EC3V 9BS — Fax: ++44 20 7929 5055

Representative Office Madrid
Calle Barbara de — Tel.: ++34 917 00 08 50
Braganza 2, 2. E. — Fax: ++34 913 10 07 91
E-28004 Madrid

Munich Branch
Richard-Strauss-Strasse 24 — Tel.: ++49 89 5 12 70
D-81677 Munich — Fax: ++49 89 5 12 72 11
with another office in: Nuremberg

Rhein-Main Branch

Taunusanlage 8 Tel.: ++49 69 27 11 20
D-60329 Frankfurt/Main Fax: ++49 69 2711 22 06
with further offices in: Mainz, Darmstadt, Ludwigshafen

Rome Branch

Via Mercadante 12/14 Tel.: ++39 06 83004100
I-00198 Rome Fax: ++39 06 83004150

Representative Office Stockholm

Kungsgatan 30 Tel.: ++46 824 09 49
S-11135 Stockholm Fax: ++46 824 98 41

Stuttgart Branch

Kriegerstraße 3 Tel.: ++49 711 2 23 60
D-70191 Stuttgart Fax: ++49 711 2 23 61 60
with further offices in: Karlsruhe, Munich, Nuremberg, Ulm

DePfa-Bank France S.A.

5, rue Scribe Tel.: ++33 1 44 5166 30
F-75009 Paris Fax: ++33 1 42 6697 94

DePfa Real Estate Financial USA, Inc.

410 Park Avenue Tel.: ++1 21 28 36 70 64
New York 10022 USA Fax: ++1 21 28 36 75 39

DePfa Bau-, Verwaltungs- und Controlling GmbH

Poppenbütteler Bogen 17 Tel.: ++49 40 60 68 60
D-22399 Hamburg Fax: ++49 40 60 68 62 99

DePfa-Finance N.V.

Stadhouderskade 14E Tel.: ++31 20 589 86 48
NL-1054 ES Amsterdam Fax: ++31 20 589 86 49

DePfa-Financial Service spol. s r.o.

Václavské námestí 47 Tel.: ++42 02 2162 55 86
CZ-11000 Prague 1 Fax: ++42 02 2162 55 80

DePfa Financial Service Polska Sp. z o.o.

ul. Emilii Plater 53 Tel.: ++48 22 5206090
PL-00-113 Warsaw Fax: ++48 22 5206099

DePfa Immobilien Management AG

Paulinenstraße 15 Tel.: ++49 6 11 3 48 22 11
D-65189 Wiesbaden Fax: ++49 6 11 3 48 23 13

DePfa Property Services B.V.

Kantoorgebouw Officia I Tel.: ++31 20 301 6560
De Boelelaan 7 Fax: ++31 20 301 6561
NL-1083 HJ Amsterdam

Immoconsulting S.r.l.

Via Mercadante 12/14 Tel.: ++39 06 8300 4400
I-00198 Rom Fax: ++39 06 8300 4405

IT/CORPORATE CONSULTANCY

DePfa IT Services

Im Münchfeld 1–5 Tel.: ++49 61 31/3 01-0
D-55122 Mainz Fax: ++49 61 31/3 01-4 19
www.depfa-it.de

Financial Calendar

6 November 2001	Interim Report as at 30.09.2001
28 November 2001	DVFA/press conference

DePfa Group

DePfa Deutsche Pfandbrief Bank AG
Paulinenstraße 15 · D-65189 Wiesbaden
Phone +49 (0)611-3 48 0 · Fax +49 (0)611-3 48 25 49
www.depfa.com

02 AUG -1

DePfa Group: Split of Public Finance and Property Businesses

Extraordinary General Meeting of DePfa Deutsche Pfandbriefbank AG to be held on 15 October 2001

DePfa
Deutsche Pfandbrief
Bank AG

PERFORMANCE IN FINANCE

REPORT

Submitted by the Management Board of
DePfa Deutsche Pfandbriefbank AG

Outlining the Concept
for the Split of
Public Finance and
Property Activities

Notes to the Agenda of the
Extraordinary General Meeting of
DePfa Deutsche Pfandbriefbank AG
Taking Place on 15 October 2001

Contents

Enclosures

* available in German only

Dear shareholders,

On 27 November 2000, the Management Board and the Supervisory Board reached a decision on the strategic realignment of the DePfa Group, in which it is proposed that Public Finance and Property activities will be split during 2002. In future, Public Finance activities will be managed by a newly-established bank in the Republic of Ireland, and Property activities by DePfa Bank AG in the Federal Republic of Germany. Both companies will operate individually and successfully in their own markets as independent, exchange-listed banks. The rationale for the split of divisions, and the objectives which DePfa Group will pursue following its completion, are outlined below:

- The amount of cross-selling benefits and other synergies which can be achieved between the Public Finance and Property divisions is very limited indeed. Combining both business divisions under the one roof of a German mortgage bank made sense in historical terms. However, from today's perspective, both banks should benefit from an end to this concept. Following the split of Public Finance and Property activities, both banks can concentrate more on expanding their core expertise in a focused way. Further specialisation will allow the banks to provide an improved service to their clients, with a broader product range and more intense focus. This will enable both banks to achieve market leadership in their respective businesses.

- The success of the Public Finance bank will be determined largely by its capital market standing and the corresponding funding opportunities. Refinancing advantages largely determine profitability; they also determine the successful pursuance of existing client relationships and the potential for success in entering new markets. A solid capital base, excellent asset quality and favourable credit ratings are essential in this part of our business. The future Public Finance bank has the opportunity to position itself as an international issuing house, on an equal footing with agency borrowers. Moody's, the rating agency, has already reacted to the proposed split by upgrading the ratings of DePfa Bank Europe plc and DePfa Deutsche Pfandbriefbank AG.

- A determining factor of the property business is meeting clients' requirements, which are constantly becoming more extensive and sophisticated. The Property Bank will achieve this by providing a broader range of qualified financial and other services, and by offering professional risk management to minimise financing risk. The essential ingredients for success in this business are a solid capital base and a clear, forward-looking strategic approach which fully utilises the bank's acquisition and deal-structuring potential.

- New strategic options through mergers and acquisitions will arise individually for two focused, specialist banks. Our experience has shown that the bundling together of two contrasting business divisions has evolved as an obstacle to such opportunities.

- Splitting Public Finance and Property activities will provide investors with the opportunity to make a targeted decision whether to invest in Public Finance or Property activities. That is why it is likely the capital markets will attribute a higher combined value to the two focused specialist banking businesses – higher, in all probability, than the value of one institution operating two divisions under the current mortgage bank model.

Having presented the realignment concept for the course at the Annual General Meeting of 20 June 2001, the Management Board is now in a position to provide the details of the proposed split. We urge you as our shareholders to give your support to the course of action we have chosen. The Management and Supervisory Boards propose to pass a resolution approving the concept for the split of Public Finance and Property activities, and to authorise the Management Board to carry out any and all measures required to implement this concept.

Wiesbaden, September 2001
DePfa Deutsche Pfandbriefbank AG
The Management Board

I. Business Activities of DePfa Deutsche Pfandbriefbank AG

1. Company History and Development

DePfa's origins date back to the year 1922, when its predecessor, "Preußische Landespfandbriefanstalt", was founded in Berlin. Originally, its mission was to fund government-sponsored housing programs. For this purpose, it was given the status of a non-profit making public mortgage bank with the right to issue asset-covered bonds (*"Pfandbriefe"*). This status was retained after the Second World War. After the bank had been put under the control of US military authorities in 1945, it resumed business in 1950. In 1954, the bank became a federal corporation under public law under the name of "Deutsche Pfandbriefanstalt", focusing on providing finance for housing construction. It was only in the mid-1970s that business activities were expanded to include commercial property loans and long term funding for public-sector budgets. From the 1980s onwards, the bank has developed into one of the largest Pfandbrief issuers in Germany.

In early 1979, Deutsche Pfandbriefanstalt acquired a majority holding in Deutsche Bau- und Bodenbank AG, whose name was later changed to DePfa Bank AG. As the management company for DePfa Group's Property activities, DePfa Bank AG has become one of the major Group companies.

In order to prepare for privatisation, Deutsche Pfandbriefanstalt was transformed into a public limited company under German law (*"Aktiengesellschaft"*) in late 1989/early 1990. While the bank's right of issuance as a public body lapsed as a consequence, it was granted the right to issue asset-covered bonds under its new mortgage bank status. In March 1991, the company went public. Its market capitalisation has increased from approximately € 400 million then to approximately € 3 billion today.

Since its privatisation, DePfa Group has consistently pursued an international approach. In 1993, DePfa Bank Europe plc was founded in Dublin, followed in 1998 by the foundation of DePfa Investment Bank Ltd in Cyprus. The DePfa Group entered the Japanese market in 1998. As a result of these steps and by setting up a European branch network, DePfa Group has established an international presence in the public finance sector which is unique throughout Europe. DePfa Group's property business has enjoyed a similar development since privatisation: the Group has built an international business providing financing, asset management and other services. These business activities are concentrated on Europe, where the bank is currently operating in 13 countries outside Germany. In 11 of these it is active either through subsidiaries or branches. In 1999, DePfa Group decided to expand its Property activities into the North American market: since then, business has been systematically developed in both the US and Canada. The most recent step was the foundation of DePfa Real Estate Financial Services Inc. in New York, which functions as a representative office.

What used to be a public law institution with a low capitalisation and only a small, purely domestic client base, has been transformed into a successful international specialist bank, focussing on the core business areas of Public Finance and Property. In addition, with its global funding approach, DePfa has become one of the most prominent European issuing houses.

2. Group Structure

Today, the Group structure of DePfa Deutsche Pfandbriefbank AG – in simplified terms – is as follows:



DePfa Deutsche Pfandbriefbank AG
DePfa Bank Europe plc
DePfa Property Services BV
Various operating and development companies
Rome branch
Tokyo branch
DePfa Bank AG
Catalina Management plc
40%
DePfa Investment Bank Ltd
DePfa USA Inc.
DePfa Capital Japan K.K.
DePfa Bank France S.A.
DePfa Hypotheken Management GmbH
DePfa Immobilien Management AG
Hypotheken-Discount Vermittlungs GmbH
Property finance branches outside Germany
Dublin branch
Various operating and development companies
DePfa IT Services AG
Public Finance
Property

DePfa Deutsche Pfandbriefbank AG is the parent company of the DePfa Group and has operational responsibility for the Group's Public Finance business in Germany. The Property business is managed by DePfa Bank AG, while DePfa IT Services AG is responsible for the group's IT services for clients in the property sector.

As a mortgage bank, DePfa Deutsche Pfandbriefbank AG is subject to the strict parameters imposed by the German Mortgage Bank Act (*"Hypothekenbankgesetz"*) with regard to its business, both geographically and in terms of permitted activities. DePfa Bank AG, in contrast, holds a universal commercial banking licence and is therefore not subject to the provisions of the Act. Pursuant to a special regulation in the Law on the Transformation of Deutsche Pfandbriefanstalt into a Public Limited Company of 20 December 1988, DePfa Deutsche Pfandbriefbank AG is entitled to retain its holding in DePfa Bank AG, although section 5, para. 1, no. 7 of the German Mortgage Bank Act provides otherwise. The current Group structure with a mortgage bank as the management company and a universal bank as a subsidiary is unusual, both on a domestic and international level.

3. Business Activities of DePfa Group

a) Public Finance Division

DePfa Group's Public Finance activities developed after the 1990 privatisation from its origins in the municipal lending business. Traditionally brokers were used in the acquisition of loans and the placement of Pfandbrief issues in the capital markets. DePfa has made a big shift away from operating through brokers alone. Today, the Group maintains direct business relationships with a large number of state entities in both Europe and Japan, and has established close contacts with institutional investors worldwide. Thus, DePfa Group covers almost the entire value creation chain of financial services for the public sector. These services range from budget financing and infrastructure financing, through to the placement of public sector assets, credit analysis and the provision of advisory services.

The Public Finance division pursues an international approach. While the business activities of DePfa Deutsche Pfandbriefbank AG are mainly concentrated in the German market, as the Group's parent company it is also responsible for the management and coordination of the Group's global activities. The Group conducts its international Public Finance business through Dublin-based DePfa-Bank Europe plc, while its investment banking activities are managed by DePfa Investment Bank Ltd in Nicosia, Cyprus. DePfa Group is present in Copenhagen, London, Paris, Milan, Madrid, New York, Rome and Tokyo through branches or representative offices. This comprehensive network enables DePfa Group to efficiently service its clients in over 30 countries.

(1) Budget Financing

DePfa Group's budget financing activities are concentrated on large-volume business with public authorities from the first and second state levels. As at 30 June 2001, DePfa's overall budget financing exposure amounted to € 123 billion, more than double the levels of 1996 (approx. € 60 billion). While in 1996, more than 80% of the financing volume consisted of budget financing for German public authorities, today 60% of the exposure relates to public authorities from other countries. The focus of international budget financing activities is on member states of the European Union, in particular Italy, France and Spain.


€ bn
140
120
100
80
60
40
20
0
74
86
107
112
123
1997
1998
1999
2000
06/01
Outside Germany
Germany
Other
Scandinavia
Canada
Greece
Spain
Benelux
France
Japan
Italy

Figures according to US GAAP as from 1998

Today, DePfa ranks among the global cost leaders in budget financing. Thanks to its funding strategy, in particular its approach of using large-sized Jumbo Pfandbriefe and Global Pfandbrief issues, DePfa has succeeded in significantly reducing its interest costs relative to LIBOR and the swap curve over the past eight years. With its specialised market expertise it is able to tailor financing products to match investors' needs. As a result, the market position of DePfa Group today is significantly more favourable than it was eight years ago, helped by a favourable operating cost/income ratio. For some years now, additional benefits have been achieved through direct client coverage in the money market, where by way of deposit-taking, DePfa Group enjoys daily contact with global fixed income investors. DePfa will further consolidate these relationships, and use them over the coming years to expand its existing distribution channels for money market products and asset management services, into other capital market products including derivatives.

In selected markets, DePfa Group's advisory business is rapidly gaining in significance, particularly in Italy and Spain, where the Group advises individual public sector borrowers with respect to international capital market transactions, or in the preparation of rating processes. In the future, DePfa Group intends to enhance its placement power throughout Western Europe, and will establish a branch office in London for this purpose. DePfa has excellent contacts on both sides of the Public Finance market, namely with public sector issuers (borrowers) as well as with institutional investors (lenders), especially as DePfa Group itself is one of the largest European investors in public sector assets. Thus, DePfa has an excellent opportunity to exploit its position as an intermediary between both sides of the market, and therefore use its placing power to occupy yet another segment of the value creation chain.

DePfa has been operating in Tokyo since 1998: last year, the balance sheet volume of its business activities amounted to between € 11 billion and € 13 billion. The Tokyo branch already achieved break-even in its first business year, and in the second business year realised a profit before taxes of € 4 million. In Japan today, around 80% of public finance is supplied by the public Post Office Savings system. DePfa expects the public authorities in Japan to increasingly turn to other sources and techniques for budget financing. DePfa is well positioned in the Japanese market to capitalise on this development.

(2) Investment Banking

In central and Eastern Europe, DePfa enjoys an excellent market position and is established in virtually the entire region through DePfa Investment Bank Ltd. DePfa mainly applies investment banking techniques for its business activities in these markets, i.e. it focuses on advisory services and placement business. With its expertise in this business sector, DePfa also has the option of expanding into the Latin American and Asian markets at a later stage. DePfa Investment Bank Ltd will also play a significant role in developing the Group's placement power in Western Europe. Since its foundation in 1998, DePfa Investment Bank Ltd has had an outstanding performance: over the past few years it has achieved return on equity after taxes in excess of 30%, and has made a significant contribution (around 30% of profit before taxes for 2000) to the results of the Public Finance division.

(3) Infrastructure Financing

For the funding of infrastructure projects, public authorities are increasingly turning to special financing methods outside the governmental budget planning process. These new methods – often referred to as 'off-budget' financing – involve purely governmental financing of public projects, as well as public/private partnerships for the financing and implementation of infrastructure projects. Early on, DePfa established a Special Finance Unit in Dublin that specialises in deploying new methods of financing suitable for a variety of large-scale, public infrastructure projects. These include the financing of transportation infrastructure (such as roads, bridges, tunnels, railways and airports), and of environmental projects (such as water supply, waste water disposal and refuse disposal). Under these financing methods, the risk is to be borne by the public authorities. This means that major risk factors in the projects are backed by public sector indemnities, or other forms of risk cover. Over the past two years, DePfa Group has executed approximately 40 transactions in this sector, with an overall volume of almost € 1 billion.

Geographically, DePfa focuses on the financing of infrastructure projects in Western Europe, particularly in the United Kingdom, France, Spain and Portugal, as well as in central and Eastern European countries. In particular, the need for infrastructure investments and financing will increase significantly among countries that are EU accession applicants. DePfa also sees potential for growth in the Japanese market.

(4) Credit Analysis

DePfa has built up a particular expertise in credit analysis of state entities and supporting loan approval processes. Credit rating techniques are used successfully not only for budget financing, but also for the financing of infrastructure projects and in Investment Banking. Furthermore, credit analysis underpins the three fields of activity in the Public Finance division. In Dublin, DePfa has established a centre of expertise for credit analysis and credit approval.

Although credit analysis is important for setting commensurate prices for all lending exposures, it is particularly useful for risk controlling purposes. The criteria of the credit analysis are applied uniformly throughout the Group, and are an integral part of the in-house rating. Thus, DePfa has specialist expertise which represents a sound, high-quality means to enter new markets as is the case in Japan. Credit analysis is not only used as a basis for in-house investment decisions it is also applied successfully in the placing of securities of public sector debtors with other investors.

b) Property Division

Since its privatisation in 1990, DePfa has built up its international property business by focusing on Europe and, increasingly, North America. Operating in 17 countries worldwide, DePfa's Property bank activities are managed by DePfa Bank AG, while DePfa IT Services AG offers IT services and solutions. DePfa is committed to creating a flexible international Property Bank Group that operates an international branch network and offers a comprehensive product range in the areas of property financing, property asset management and property consulting. The bank's client base includes both national and international commercial property investors, as well as clients from the housing sector and residential property developers. As at 30 June 2001, the financing portfolio of the Property segment had a total volume of approximately € 23.4 billion.

The Property activities are organised as follows:

(1) International Property Business

On an international level, DePfa Group specialises in financing commercial property, predominantly for large investors and developers both inside and outside Germany. Using its local presence, which is supported by centralised teams made up of sector specialists, DePfa focuses on complex financing solutions and advisory services, and over the last few years has acquired a leading role in Europe. The return on equity before taxes in this business exceeds 30%, and there have been no loan defaults over the last ten years. International financing is one of the value drivers of the Group's property business. As at 30 June 2001, the overall international portfolio amounted to a volume of approximately € 8.7 billion.

(2) Institutional Housing Enterprises

DePfa is extremely well positioned in the institutional housing sector in Germany, where it acts as principal banker for its clients. This means that it serves as a contact for all financing needs, as well as for taking deposits. In addition, DePfa has expanded its investment banking skills and advisory services over the last few years. While profitability in this business has already reached a good level, with a 30% return on equity before taxes, further improvements by way of syndicating and securitising long-term finance packages are envisaged.

(3) Residential Property Development

Residential property development is one of the DePfa's core areas of expertise in Germany. DePfa developed its good market standing in this sector because of its decentralised approach and its specific knowledge of the local markets. The bank provides its clients with tailored financing packages for the construction phase, backed by IT-supported controlling programs. To further expand in residential property development, the focus will be on market participants with a proven track record. For this purpose, the bank's expertise is being enhanced in the branches, and a nationwide network of centres of competence is being created. The approach pursued in this sector combines the areas of product development and research with a concentration of know-how in regional centres of competence.

(4) Commercial Property Financing

DePfa has developed its commercial property financing activities in Germany since 1990, particularly by means of project development in East Germany. The rapid expansion of business in East Germany led, however, to a significant level of defaults. This is why DePfa has completely restructured its project development business. Existing loan commitments and acquired property are dealt with on a closely-monitored basis by so-called 'work-out groups'. New types of client groups, such as exchange-listed property companies and international investors, have been acquired. To minimise credit risks, new techniques have been developed for structuring of financial transactions and credit analysis.

(5) Private Client Business

Over the last few years, the growth rates in the retail business have been insignificant. The lack of critical mass, together with high production costs in the branch network, have depressed profitability in this segment. DePfa therefore intends to withdraw from the business with private clients in the traditional sense. Instead, the focus will centre on new forms of distribution with a limited use of balance sheet resources, with existing and new commitments transferred to a separate company. This unit is set to achieve economies of scale by offering its services to third parties outside the Group.

(6) Syndication and Securitisation

Syndication and securitisation of financing packages has gained great importance throughout the Property business of DePfa Group. Financing volumes have grown significantly over the last few years, thanks to DePfa's strength in new business acquisition. If DePfa were to take all these loans onto its own books on a long term basis, natural constraints would very soon be reached in terms of portfolio structure and capital adequacy requirements. As a result of its good market standing inside and outside Germany however, other banks are increasingly showing an active interest in participating in loans managed by DePfa. In order to fully utilise its business development potential and further improve profitability, DePfa has been expanding the syndication of loans since 1999, particularly on an international level (€ 1.5 billion up to 30 June 2001). In addition to the syndication of individual loans, the sale of entire financing portfolios is becoming more and more important. In business segments where DePfa is well positioned, such structures allow for further expansion whilst safeguarding an optimal portfolio structure. A good example is the securitisation of a hotel portfolio with a volume of € 1 billion, from which the bank will continue to realise significant regular income. Securitisation of loans can also be used to place low margin loans (such as those taken on in the retail business) on the market, and to invest the capital released thereby in high margin businesses. The securitisation of a major portion of the retail portfolio is planned for the fourth quarter of 2001 with preparations already well underway.

(7) IT Services

The sub-Group DePfa IT Services AG is DePfa Group's IT services provider to the property sector. DePfa IT Services AG has long-standing relationships with approximately 3,000 clients. Its activities are organised in four business lines: IT Solutions, IT Services, E-Business and Consulting.

DePfa Group commands a leading position in the German residential property market. Its client groups include private housing companies and institutional investors (banks, insurance companies, fund managers). The software products developed by DePfa IT Services AG are used for managing approximately 5.5 million apartment units in Germany: it also does business across Europe; in France, Italy, Poland, Switzerland and the United Kingdom. In addition to organic growth, DePfa IT Services AG has also used acquisitions in order to grow on an international level. In February 2000, it acquired a 70% stake in Swiss Rimo Consulting, and subsequently took over the remaining 30%. In May 2000 a 70% stake in the French company Prem, based in Orleans, was acquired. Established in August 2000, DePfa IT Services UK Ltd took over Coventry-based Systems Team.

DePfa IT Services AG is currently developing a new generation of software products, called 'Blue Eagle', that will be deployed throughout Europe. Development is on schedule that will see Blue Eagle succeed DePfa's existing platforms over the next years. At the same time, the Group's e-business activities will be expanded.

c) Business Development During the Business Year 2001

DePfa Group showed very positive results for the first six months of the current business year. Net income after taxes and minority interest income amounted to € 155 million, up 36% on the same period of the previous year. Although total earnings of € 384 million were 4% lower, this was equivalent to an 8% increase on a pro rata comparison. Administrative expenditure was up by 6%: slightly decreasing personnel expenditure being offset by increases in other administrative expenses. The balance of other income and expenditure of € 85 million includes the € 32 million one-off gain on the sale of the holding in Deutsche Börse AG that had already been accounted for in the first quarter. Loan loss provisions for the first half of 2001 amounted to € 37 million. Income before taxes amounted to € 249 million, up a strong 27% on the results of the first six months of 2000.

The favourable business development seen during the first half of the year is also reflected in financing volumes. Public financing volumes grew by 10% from the 2000 year-end, to € 123.3 billion. Income before taxes in the Public Finance division amounted to € 151 million, up 26% on the first six months of 2000. With a return on equity before taxes of 35.3%, DePfa has consistently maintained a high level of profitability in this division. Overall growth in Property finance increased moderately, by 2%. International lending grew by 11%, while German business declined by 3%. This is evidence of the strategic refocusing which has been initiated in Germany. The proportion of international lending is approaching 40% of the overall portfolio. At € 58 million, the results of the Property division for the first half of 2001 fell short of the figures for the first six months of 2000. While business in the core segments developed positively, results were burdened by treasury activities. The closeout of existing refinancing positions entered into at higher interest rate levels was one of the contributing factors; this will, however, benefit future interest income.

4. Employees and Co-determination

As at 30 June 2001, 2,957 people were employed by the DePfa Group's domestic and overseas companies, of which 2,481 were in Germany. The following table shows the distribution by division (at 30 June 2001).

Division	Employees
Public Finance	273
Property	1,502
Information Technology for the Property Sector	1,182
Total	**2,957**

The Supervisory Board of DePfa Deutsche Pfandbriefbank AG comprises 21 members. Pursuant to sections 76 et seq. of the German Employees' Representation Act of 1952 (*"Betriebsverfassungsgesetz"*), it is made up of 14 members elected by shareholders and 7 employee representatives. A Supervisory Board with codetermination rights has also been formed by DePfa Bank AG, which, pursuant to sections 76 et seq. of the German Employees' Representation Act of 1952, is also made up of 14 members elected by shareholders and 7 employee representatives.

5. Executive Bodies, Capital and Shareholders

a) DePfa Deutsche Pfandbriefbank AG

Members of the Management Board of DePfa Deutsche Pfandbriefbank AG are:

- Gerhard Bruckermann (Speaker of the Management Board)
- Karl-Heinz Glauner (Speaker of the Management Board)
- Jürgen Karcher
- Dr. Thomas M. Kolbeck
- Michael A. Kremer

Chairman of the Supervisory Board is Dr. Jürgen Westphal, Hamburg.

The company has an issued share capital of € 108,000,000.00, which is split into 36,000,000 bearer unit shares, with a proportional amount of the share capital of € 3.00 apportioned to each share. Shares in DePfa Deutsche Pfandbriefbank AG are traded on the Frankfurt Stock Exchange and all German regional stock exchanges. The company's shares are included in the Midcap M-DAX index.

The largest shareholder in the company is DePfa Holding Verwaltungsgesellschaft mbH, Frankfurt, with a 40% stake. 60% of the shares are publicly held by institutional and private investors. In total, over 40% of the shares are held outside Germany. The following chart illustrates the company's shareholder structure, including shareholders holding a stake of 5% or more (indirect participations have been consolidated):


60%
40%
8.34% Bayerische Beamten-Lebensversicherung aG
8.34% Schweizerische Lebensvers.- und Rentenanstalt
6.24% Federal and Länder Government-Service Supplementary Pension Agency
5.67% Bankhaus Lampe KG
4.90% Deutscher Ring Beteiligungs-Holding
2.68% Schmidt-Bank
2.56% Entenial S.A.
1.27% Condor Lebensversicherungs-AG
Free float
DePfa Holding Verwaltungsgesellschaft mbH

b) DePfa Bank AG

Members of the Management Board of DePfa Bank AG are:

- Karl-Heinz Glauner (Chairman of the Management Board)
- Hans Jochen Erlebach
- Dr. Thomas M. Kolbeck
- Michael A. Kremer
- Dr. Ralph Hill (Deputy Member)
- Hermann Merkens (Deputy Member)

Chairman of the Supervisory Board is Dr. Jürgen Westphal, Hamburg. The company's issued share capital of € 83,200,000.00 is wholly owned by DePfa Deutsche Pfandbriefbank AG.

II. The Concept of Splitting Public Finance and Property Activities

1. The Concept

It is planned to establish two exchange-listed banks, operating independently within their specific markets, for the management of the Public Finance and Property segments, respectively. The split of Public Finance and Property activities will be carried out in the following stages:

(1) In spite of operating as two distinctly different segments within the current Group structure, Public Finance and Property activities are not clearly divided into two separate companies. They must be reorganised, through a series of individual measures within the Group, in order to concentrate all Property activities under DePfa Bank AG; whereas DePfa Deutsche Pfandbriefbank AG or DePfa-Bank Europe plc will be attributed all Public Finance activities.

(2) In September 2001, DePfa Holding plc, a public company limited by shares in accordance with Irish law will be established in Dublin. This company (the "Irish Parent Company") will in future manage DePfa Group's Public Finance activities. In January 2002 the Irish Parent Company will offer its shares to all DePfa Deutsche Pfandbriefbank AG shareholders in exchange for their shares, at a ratio of 1:1. There will be no obligation to exchange shares. However, a minimum participation in the share exchange of 90% of shares held by shareholders in DePfa Deutsche Pfandbriefbank AG is required in order to proceed with the exchange and the entire split concept. Following the share exchange, shareholders who have tendered their shares will hold a stake in the Irish Parent Company. The Irish Parent Company will in turn hold the DePfa Deutsche Pfandbriefbank AG shares which were tendered in the exchange process. The shares of the Irish Parent Company will be listed and traded on the Frankfurt Stock Exchange.

(3) Following the share exchange, the Irish Parent Company will acquire DePfa-Bank Europe plc and DePfa Bank AG from DePfa Deutsche Pfandbriefbank AG. DePfa Deutsche Pfandbriefbank AG will then be responsible for its own business operations in Germany, and the Irish Parent Company will become the management company for the entire DePfa Group.

(4) In the summer of 2002, DePfa Bank AG shares will be allocated to the shareholders of the Irish Parent Company through a capital reduction in accordance with Irish law. With the share allocation, they will be independently listed and traded on the Frankfurt Stock Exchange. Those shareholders who chose not to participate in the share exchange will have the right to purchase DePfa Bank AG shares, in line with their respective shareholdings in DePfa Deutsche Pfandbriefbank AG, and on the same terms and conditions as the Irish Parent Company.

2. Future Structure of Public Finance Activities

Following the implementation of the split concept, Public Finance activities will be managed by the Irish Parent Company, incorporated in Dublin, which will hold a universal banking licence. The current legal company structure, whereby the parent company is a specialised institution (mortgage bank) and the subsidiary a universal bank, will thus be reversed. In addition to Dublin, London, New York, Tokyo and Frankfurt, the new Public Finance bank will also be represented in many European capitals.

The Public Finance bank will be structured as follows:


Branches
DePfa Holding plc.
Dublin
Tokyo
London
Subsidiaries
DePfa
Deutsche Pfand-
briefbank AG
DePfa
Investment
Bank Ltd.
Irish Pfandbrief
Bank plc.
DePfa USA Inc.
DePfa Capital
Japan K.K.

In future, the Pfandbrief business will be conducted by two subsidiaries of the Irish universal bank. The Group will thus have two Pfandbrief issuing institutions with the capacity to issue asset-covered bonds (Pfandbriefe): DePfa Deutsche Pfandbriefbank AG, which will transfer its registered office to Frankfurt (subject to the requisite approval of the competent executive bodies), and an Irish Pfandbrief bank. The latter is yet to be established in accordance with the Irish Asset Covered Securities Bill, the introduction of which is expected by the end of this year. The centre of competence for long-term refinancing will be located in Frankfurt. DePfa Deutsche Pfandbriefbank AG will continue to conduct and develop its German Pfandbrief issuing activities as before.

In addition to DePfa Deutsche Pfandbriefbank AG and the new Irish Pfandbrief bank, the budget financing activities of the future Public Finance bank will be expanded further through the Irish Parent Company. DePfa Capital Japan K.K. will continue its business activities in this sector.

Infrastructure financing will be expanded internationally through the Special Finance Unit, which in future will be a unit of the Irish Parent Company.

Investment Banking will also be subject to expansion, through DePfa Investment Bank Ltd and a new London-based branch of the Irish Parent Company. DePfa Investment Bank Ltd will work closely with DePfa USA Inc. given that the New York location provides significant advantages to trade securities of DePfa clients internationally.

3. Future Structure of Property Activities

In future, Property activities will be managed by DePfa Bank AG, acting as an independent exchange-listed public limited company. Given that the Property Bank will be a specialised property finance house rather than a mortgage bank, it will not be subject to the provisions of the German Mortgage Banking Act *(Hypothekenbankgesetz)*. However, it is intended to establish or acquire a mortgage bank subsidiary, which will then provide the Property Bank with the opportunity of issuing Pfandbriefe for refinancing purposes.

The new Property bank will focus on Asset Management, Consulting/Services and Property Lending/ Structured Finance.

a) Property Asset Management

In the Asset Management business line, DePfa Bank AG conducts property asset management for institutional investors and, to a lesser degree, for private investors. DePfa Property Services B.V., which is located in Amsterdam, provides property investment opportunities for institutional investors throughout Europe (Europa Fonds). As a leading initiator of complex investment vehicles, the recently acquired Deutsche Structured Finance contributes significant structuring and placement expertise. Immobilien Management AG is DePfa's project developer in Germany, acting both for its own account and on behalf of third parties, and as an initiator of funds. Deutsche Bau- und Grundstücks-AG manages the assets of the Federal Republic in Western Germany and operates as a developer of urban projects: the DePfa Group intends to increase its stake from currently 50% to just under 95%.

Commensurate with the importance of asset management activities for the Property bank's strategy, the various companies will be linked up under a single joint concept.

b) Consulting/Services

The sub-group DePfa IT Services AG provides property companies in Germany and in a number of other European countries with enterprise resource planning solutions and IT processing services covering almost the entire range of transactions in property management. Institutional housing enterprises are the main target client group of DePfa IT Services AG in Germany. In addition to IT solutions, the bank also provides these clients with highly efficient integrated payments and account maintenance functions, as well as consultancy services in areas such as mergers and acquisitions, privatisations and portfolio optimisation. BauSecura, the insurance broker, and BauTec calorimetric technology represent additional services.

In future, the private client business will be managed along the lines of a purely service-based operation. Immobilien Scout 24, is an Internet-based platform for the rental of apartments and houses, property sales and other related services. Hypotheken-Discount GmbH harnesses the retail acquisition potential of DePfa, as well as a number of other institutions, and places the generated business with interested financial providers. Hypotheken-Management GmbH manages and administers property lending facilities to retail clients; in addition to servicing DePfa Bank, these services are offered to banks, insurance companies and financial services providers outside the Group.

c) Property Lending/Structured Finance

At present, Property Lending/Structured Finance represents the largest sector of property activities. Due to its importance, this business line is divided into four units:

- In international lending, DePfa provides a mainly commercial financing service to institutional clients. With a network comprising branches, representatives and offices, DePfa Group has established a broad international presence in this sector.

- Residential property development is one of the core areas of expertise in DePfa's German branch network, with a specialisation on financing solution for specific construction phases. The requirements regarding creditworthiness, expertise and capitalisation have been tightened.

- While the bank intends to maintain its position as the primary provider of financial services to housing enterprises, its lending activities will be directed primarily at short-term business.

- DePfa's commercial property business in Germany has been completely restructured in order to significantly improve profitability: new target client groups include listed property companies and international investors. The minimum amount for each lending exposure has been set at approximately € 2.5 million.

DePfa intends to withdraw from the private client business in the traditional sense. Securitisation should enable the bank to place default risk for the largest share of its existing portfolio on the capital market, thus freeing up capital. The bank will transfer this unit to Consulting/Services. Hypotheken-Discount GmbH and Hypotheken-Management GmbH provide DePfa with innovative forms of distribution and processing for private property finance. The management of current exposures will be transferred to Hypotheken-Management GmbH.

III. Commercial Rationale for the Split

1. Market Situation and Competitive Environment in the Public Finance and Property Sectors

a) Public Finance

Public sector debt in the 14 largest countries in the European Economic Area at the end of 2000 totalled some € 5,000 billion. While the market is highly fragmented, at the same time it is characterised by high financing volumes. Italy has the largest public debt, running at € 1,285 billion, and Germany is a close second at € 1,226 billion. Ireland's debt, by contrast, amounts to a mere € 40 billion. It can be assumed that the total volume of public sector debt in the European Economic Area will not increase significantly in the coming years. Smaller countries such as Denmark, Finland, Sweden and Ireland will reduce their budget deficits considerably whilst in larger countries, for example Italy, France and also Germany, we envisage a slight increase. The public sector, especially on a national level, finances the majority of its budget deficit directly by issuing its own securities on the capital markets. The second state level primarily raises capital by taking out loans, predominantly from domestic banks. In the year 2000, the market for public infrastructure projects in the European Economic Area stood at approximately € 400 billion. It is characterised by smaller transaction volumes, but higher rates of growth. It has become clear that the public sector in Europe will increasingly resort to infrastructure and project financing structures to keep budget deficits under control.

In Central and Eastern Europe, similar trends are evident in infrastructure financing, especially in countries that are candidates for accession to the EU with significant demand in this region for new transport infrastructure, and energy-related projects and water supply.

In Japan public finance is a growth market. In Japan today, around 80% of public finance is provided by the public Post Office Savings system. DePfa expects the public authorities in Japan to increasingly turn to other sources and techniques for budget financing. Public finance banks enjoy good growth prospects, given such structural change.

The competitive environment in international budget and infrastructure financing comprises two international specialist institutions – of which DePfa is one – and a series of domestic and regional banks, such as the German mortgage banks and central savings banks. The domestic and regional banks that are involved in public finance do not, however, command the same levels of expertise as DePfa. Similarly, they cannot compete in terms of international reach, nor do they offer the range of products that DePfa can provide. The fields of infrastructure financing, underwriting and placement of securities issues are also covered by universal banks as well as by investment banks. However, these banks are primarily focused on corporate finance and advisory services. Competition is defined by favourable refinancing costs and by issuer ratings. In budget financing, pricing is the dominant competitive tool, and a decisive factor for market entry. With this is mind, the future positioning of DePfa as a large and efficient issuing bank will be one of its most important determinants of success.

b) Property

The property financing market for institutional investors is gradually moving away from its traditional, predominantly domestic structure, towards an international business. New investment in commercial property in Western Europe totalled approximately € 275 billion in the year 2000. The size of the overall market at present does not present any competitive disadvantage. Competitors are primarily local banks in the individual countries; also, universal banks with their own property divisions, as well as the German mortgage banks that continue to expand into other European countries. DePfa plays a leading role in European property finance for institutional investors, thanks to its international scope, its presence in all the main Western European property markets and because of its broad, international product know-how.

Characterised by modern transaction structures, such as securitisation and syndication, the property financing market in the USA and Canada is structurally very similar to the European markets.

2. Strategic Orientation of Public Finance Activities

DePfa will consistently exploit the existing growth potential in the Public Finance sector in Europe and Japan. The split between Public Finance and Property activities provides the foundation allowing the Group's new Irish Public Finance bank to develop into one of the leading players in this market segment within Europe. Key milestones in executing its strategy are:

- optimising the refinancing structure;
- expanding the bank's position as an international issuing house;
- sustained improvement of ratings;
- expanding the advisory business;
- developing and expanding the business relationships with all significant public sector borrowers in Europe and Japan;
- expanding the product range (origination, underwriting, placement), and exploiting cross-selling advantages.

The separation from Property activities will bring significant benefits for the on-balance sheet Public Finance business, characterised as it is by large volumes, the highest possible asset quality and relatively low margins. These benefits will arise from improved funding opportunities in particular: after the split, the Public Finance division will be able to position itself as a large European issuing house, on an equal footing with agency borrowers. Today's agency borrowers have three main features: outstanding asset quality (provided by sovereign guarantees), liquidity and their trading characteristics (in the way their issues are correlated to the swap curve). DePfa already fulfils these last two criteria with its large-sized Jumbo and Global Pfandbrief issues. The asset quality after the split from Property activities will be rated considerably higher than is possible today when the asset position of the entire Group is taken into account.

The Public Finance portfolio – excluding property assets – will merit a considerably higher rating. Since the quality of mortgage bonds cannot be considered in complete isolation from the overall asset quality of the bank, the ratings, as well as the relative funding costs, of the future Public Finance bank will benefit notably from the split away from Property assets.

In addition to expanding and improving the quality of existing refinancing instruments, the future Public Finance bank will also be in a position to launch an additional fixed income product in the capital markets. The legal framework applicable to Irish asset-covered securities is by and large complete. In the near future, this will open up the way for the Public Finance operation to issue Irish covered bonds in addition to German Pfandbriefe. This means that it will be possible to securitise a considerably higher proportion of international budget financing via asset-covered bond issues. Expansion of the long-term liabilities side of the balance sheet will improve the refinancing mix and contribute to additional income stability.

DePfa has set itself the specific goal of expanding its origination, underwriting and placement lines of business in Europe, and will open a London branch office of the Group's new Irish Public Finance Bank for this purpose. DePfa has excellent contacts on both sides of the Public Finance market, namely with public sector issuers (borrowers) as well as with institutional investors (lenders), especially as DePfa Group itself is one of the largest European investors in public sector assets. Thus, DePfa has an excellent opportunity to exploit its position as an intermediary between both sides of the market, and therefore use its placing power to occupy yet another segment of the value creation chain. Offering a direct equity participation in the performance of the future Public Finance Bank will greatly facilitate attracting quality investment banking staff, compared to DePfa Group's existing structure. At present, DePfa's entire Public Finance division rep-

resents less than 10% of the Group's total personnel. The bank will enjoy a much stronger profile in the relevant section of the employment market and the attractiveness of positions in the company will be greatly enhanced. The orientation of the new bank will incorporate many aspects common to investment banking, while maintaining a considerable level of on-balance sheet business as a direct consequence of budget financing.

In Japan, DePfa will consistently take advantage of the breakdown of traditional public finance structures to expand its existing strong market position. DePfa intends to use its head start to consolidate its leading position among non-Japanese players in Public Finance.

3. Strategic Realignment of Property Activities

The strategic objective of the future Property Bank is to expand to become one of the leading international property specialists for institutional investors. In addition to its European core market, DePfa will also consistently develop its North American business. With its international network, client-focused service, extensive product range and efficient risk management infrastructure, the future Property Bank will focus on profit-oriented growth. The effect upon the bank of cyclical fluctuations in individual sub-markets will be offset by a high degree of international diversification. The main components of the new strategic focus are:

- replacing the "buy and hold" with a "buy and sell" strategy;
- developing and expanding Property Asset Management and other services;
- realigning the German property lending business to concentrate on a small number of clearly-focused sectors with high profit potential.

In the Property division, a number of processes for organisational change have been initiated; these are directly linked to the new strategy. These changes are necessary, regardless of any proposed split in Group businesses. That said, implementation of these changes will be considerably easier when an independent Property Bank becomes reality. The split from Public Finance activities will pave the way for the future Property Bank to proceed with the essential steps for its expansion plans, without having to take into account the capital markets business line in Public Finance.

a) Replacing the "Buy and Hold" With a "Buy and Sell" Strategy

The new strategy provides for a departure from the traditional approach of holding property financing instruments on the bank's books until maturity. Instead, these will be transferred to other market participants, by way of syndication and securitisation. Property financing concerns assets that carry a high risk weighting, and tie up considerable amounts of capital. Therefore, where there is potential to acquire business in excess of what is commensurate with the balance sheet, it makes sense to place loans in the market, whilst retaining a proportion of the margin or fees. This will increase the return on equity, by allowing the previously tied-up equity capital to be released for new business. Furthermore, syndication and securitisation facilitate constant optimisation of the entire portfolio structure. DePfa has already embarked upon executing this strategy. As part of the new focus of the future Property Bank this field will become a key element in expanding its financing business.

b) Developing and Expanding Property Asset Management and Other Services

The future Property Bank will not restrict itself to the role of a pure property finance house, but will take on the role of a comprehensive property services provider. In this way it will enjoy strong growth in sectors such as property consulting, IT services and property asset management. Property asset management will primarily target institutional investors and, to a lesser degree, private clients. Institutional investors, such as insurance and mutual fund companies, spurred by the creation of the euro zone, the liberalisation of investment regulations and growing performance pressures, are increasingly looking for more profitable

property investments outside their own home base. For medium-sized institutional investors in Germany, just as in other European countries, it makes no sense to set up their own pan-European infrastructure. Given its reputation in the European lending business, coupled with its European network and excellent business contacts, DePfa is well placed to create attractive investment opportunities for this client group. At the end of 1999, DePfa Property Services B.V. took over the management of the "DePfa Group Europafonds No. 1", valued at € 500 million. This property fund was placed entirely with German institutional investors, and is fully invested. Preparations for 'DePfa Property Fund No. 2', a property investment fund with a volume of € 500 million investing exclusively in the Italian market are almost completed. DePfa intends to significantly expand the property asset management business line, with a view to accessing a pan-European client base. The acquisition of DSF (Deutsche Structured Finance) in November 2000 has reinforced the structuring and placement know-how of DePfa in international equity participation structures. DSF presently manages assets in excess of € 800 million.

Similarly, DePfa plans to expand its services for the property sector. The Property Bank will offer advisory services for its specific client groups above and beyond classic banking services. It will provide its clients with solutions in all scenarios, using state-of-the-art management of financial structures. Its development of advisory services will be achieved through a higher degree of centralised management, coupled with a suitable local presence. The IT services offered by DePfa IT Services AG open up considerable cross-selling advantages.

DePfa will also expand other services considerably. DePfa's second field of expertise has come about through the discussion on fulfilling the criteria of the Maastricht Treaty, and reducing public sector deficits. Since the middle of the 1990's, property assets in the public sector have become the focus of attention. It became quickly clear that traditional investment banks were not interested in this issue or indeed that they lacked the necessary knowledge in property management as well as an appreciation of the peculiarities of the housing sector. Several years ago, DePfa won an important advisory mandate in the privatisation of housing assets owned by the Federal German Railways. Almost two years ago, a new line of business was generated from this mandate – successfully completed – which has now extended its activities more generally to advising the German commercial housing sector. Today it is involved as a consultant in the valuation, sale, restructuring and privatisation of residential property portfolios, whereby it also takes on equity positions on a temporary basis. In May 2000, DePfa responded to similar needs in Italy by setting up Immo Consulting SpA in Rome. Most recently, similar inquiries have been on the increase from other European countries in which DePfa is entrusted with producing an independent expert opinion, or evaluation, as part of spin-off projects conducted by investment banks. Furthermore, DePfa's reputation in property advice often prompts direct contacts from the companies involved, including smaller and medium-sized property companies seeking advice on privatisation projects, planned acquisitions or portfolio restructuring. DePfa is planning to expand this business line, and to establish a pan-European client base in this field.

c) Refocusing of German Property Lending

The objective of this realignment is to transform a structure which was previously peculiar to Germany, into a pan-European concept. DePfa will increase its client focus in each segment of this business. At the same time, it will streamline its operative processes and strengthen risk management. In future the property business in Germany will be operated by just four processing centres, with seven regional business development units assigned to these centres. These will each have specific business focuses. The present situation, with seven main branches covering all steps in a transaction plus 18 associated branch offices, no longer ensures a satisfactory level of product-specific client service.

The *property lending* business is divided into four units: international lending, residential property development, commercial property lending and private client business.

The strategy pursued in *international lending* will continue unchanged, but will be intensified. The launch of operations in the US and Canada provides DePfa with another string to its bow on the international stage.

By contrast, the following changes will be launched in the German loan business:

Financing *residential property* development is a traditional core business for the German branch offices, which have many years of experience, as well as specialist IT support, for overseeing construction and sale. Past figures demonstrate that this business is highly profitable when the appropriate risk management and prevention mechanisms are in place. The strategic development for this line of business provides for expansion in parallel with considerable risk minimisation. For this purpose, DePfa is in the process of designing a business model with an optimised organisational structure. Three measures will be employed to keep risks at an acceptable level: the concentration of resources on the better and larger construction clients, the application of a minimum loan size of € 3 million for each individual exposure, and the use of qualitative and organisational measures for risk management and prevention.

It was primarily the *commercial property lending business* in Germany that suffered from loan losses during recent years. These were caused by the "Go East" euphoria, often coupled with bad creditworthiness, insufficient own capital investment by investors, and also occasionally by internal deficits in structuring and processing transactions. In the course of a strategic realignment, a review of target groups, new products, minimum transaction size, as well as a new division of roles between Head Office and branches – in addition to applying stricter risk parameters was conducted. The future strategy will see a greater level of responsibility assumed by Head Office: especially for larger structured deals, financing packages for entire portfolios, development financing and long-term financing. Target clients will be limited to international investors, property companies and regional companies of the highest quality.

In view of a lack of critical mass and inadequate profitability, the future of DePfa's *private client business* is not in traditional, on-balance sheet business. The future lies with Hypotheken-Discount (established in 1997) with its innovative distribution channels, and with Hypotheken-Management GmbH, founded in 1999 as a service provider for processing and administration of retail lending. The company offers its services not only to the DePfa Group, but increasingly to third parties outside the Group, such as banks, insurance companies, securitisation conduits or other sales structures. A concept has been drawn up to transfer DePfa's existing retail portfolio in its entirety to Hypotheken-Management. At a later date, the branch offices that conduct private client business will be spun off into a distribution company. This will have the following consequences:

- The existing portfolio (in the region of € 3.5 to 4 billion) will be placed, by way of securitisation, during the coming 12 months. The equity capital released will be utilised in other core businesses.

- Notwithstanding the requisite approval by the competent executive bodies, the administration of the existing portfolio will be transferred to Hypotheken-Management, or one of its subsidiaries, in several stages. Processing will be consolidated in two locations. Staff currently charged with this business will receive an offer to move positions. Hypotheken-Management is a processing platform, which plans to become one of the cost leaders in the administration and processing of retail loans. This will be achieved through work flow optimisation and economies of scale. It is an independent service provider for any party wishing to fully or partly outsource the administration of private client business in retail lending.

4. Benefits of Splitting Public Finance and Property Activities

The strategic realignment of the Public Finance and Property activities requires a new legal and corporate framework. The new strategies for both business divisions clearly transcend the traditional boundaries imposed by the German Mortgage Banking Act. Furthermore, the two newly-defined businesses are not compatible with each other. Splitting the DePfa Group into two independent exchange-listed banking groups is the optimum solution for the successful future development of both the Public Finance and Property activities. This decision was based on the following considerations:

(1) An optimum implementation of both business divisions' strategies is not feasible within the existing group structure. The successful future development of the newly created companies can only be ensured by separating the two businesses and focusing, without any restrictions, on the specific client groups.

(2) Shareholders invest in either Public Finance or Property activities for very different reasons. The "enforced" combination of these two segments therefore reduces the incentive to invest. That is why it is likely the capital markets will attribute a higher combined value to the two focused specialist banking businesses – higher, in all probability, than the value of one institution operating two divisions under the current mortgage bank model.

(3) In the Public Finance business, achieving the best possible refinancing costs is not only crucial for entering new markets successfully but also for maintaining long-term client relationships. A solid capital base, excellent asset quality and favourable credit ratings are essential in this part of the business. The future Public Finance Bank has the opportunity to position itself as an international issuing house, on an equal footing with agency borrowers. In contrast, capital market sensitivity is far less pronounced in the area of Property finance. In this area, the decisive factor is to meet the increasingly varied and sophisticated client requirements by offering an optimum range of financial and other services, while at the same time containing any risks assumed by the bank through strict risk management. Moody's, the rating agency, has already responded to the restructuring plans positively by upgrading the ratings of DePfa-Bank Europe and DePfa Deutsche Pfandbriefbank.

(4) The parent company of the future Public Finance Bank will have its registered office in Dublin, Ireland. DePfa already manages substantial volumes of its international Public Finance business from Dublin. The future corporate structure comprising a parent company licensed for operation as a universal bank with subsidiaries which, as specialist banks, are in a position to make use of the right to issue Pfandbriefe (asset-covered bonds) in their national jurisdictions, offers significant advantages over the current structure which uses a mortgage bank as the parent company. Any opportunities for growth of DePfa Deutsche Pfandbriefbank AG are limited by the provisions of the German Mortgage Banking Act, as this Act basically restricts the banking business to Public Finance activities within the European Economic Area. In addition, Ireland offers a favourable regulatory framework for international Public Finance.

The German Mortgage Banking Act, and the principle governing specialist commercial banks laid down in this Act, define Property and Public Finance activities as the core business lines of German mortgage banks. From a historic point of view, this made sense. However, in today's environment, and particularly in view of the comprehensive approach to Public Finance developed by the DePfa Group, these are two entirely different business divisions offering almost no cross-selling opportunities.

(5) At first glance it seems that splitting a company, and in particular splitting a financial services company, runs contrary to the prevalent trend of merging operations. However, the economies of scale resulting from the increase in the size of corporate units benefit specialist houses only to a very limited extent. Far more important factors are stronger specialisation and international market leadership within a specific segment.

(6) Attractive strategic options in the form of acquisitions and mergers arise for the two focused specialist banks. Our experience has shown that the bundling together of two contrasting business divisions has evolved as an obstacle to such opportunities.

(7) The further expansion of the investment banking business within both the Public Finance and Property divisions requires the participation of key staff in the bank's equity. It would, however, be difficult to attract and integrate investment bankers into a Group that possessed two entirely different risk structures – only one of which would present any degree of familiarity for them.

5. Financial Objectives of the New Companies

Both new companies will consistently focus on the sustained creation of value. The primary goal is for both banks to generate a return on capital invested which is significantly higher than the cost of capital. The public finance bank has a target of return on equity, after taxes, of 18 to 20%. The medium-term target for the Property Bank is in a range between 13 to 15%; this is attractive compared to its peers. Additional measures to increase efficiency, coupled with proactive risk management in the property financing portfolio, will form the cornerstones in improving the return on equity. The bank expects these high levels of return to be achievable in the medium term, with the new structure and strategic realignment in place.

6. Alternative Scenarios

The Management Board of DePfa Deutsche Pfandbriefbank AG has exhaustively investigated whether there are alternatives to the concept they have chosen for splitting Public Finance and Property activities. Their conclusion was that potential alternatives are not as appropriate as the proposed concept in order to achieve the business targets at the heart of the split. Alternative legal routes to achieve the desired structure also proved disadvantageous.

a) Continuation of Public Finance and Property Activities Under a Joint Holding Company

One conceivable possibility would be to conduct Public Finance and Property activities in discreet banks under the control of a joint holding company. However, this structure has inherent disadvantages:

- The joint exposure to risk by both banking organisations would remain virtually unchanged.
- The expected positive impact on the rating, particularly for the Public Finance Bank, would definitely be inferior compared to the proposed structure.
- Shareholders would not be in a position to choose whether they were investing in a Public Finance share, or in a Property share.
- The development of both banking institutions in accordance with their individual markets would be made more difficult.
- DePfa would continue to be treated as a single banking group, both in terms of banking regulation and from an accounting perspective. The differing demands made by both lines of business on IT systems would in the longer term have to be served by a single system and therefore be sub-optimal for both fields.

One advantage would be that the capital available for regulatory purposes would be better utilised jointly. Also, the DePfa Group would retain its current size in terms of equity capital and stock market capitalisation. However, the cost benefits in both overheads and administration functions would be limited in comparison to the structural disadvantages referred to above.

b) Public Finance Bank Domiciled in Germany

The proposed split concept would, in principle, also be conceivable with the Public Finance Bank having a parent company in Germany. Given the major disadvantages of a group structure where the management company is a mortgage bank, this would mean that a German Public Finance Bank would have to be set up from scratch, requiring considerable efforts detrimental to the operational business. In Ireland, DePfa already has DePfa-Bank Europe plc at its disposal, providing a well-established universal bank focused on Public Finance, one which is suitable as the ultimate parent company and, by way of a merger with the Irish Parent Company, one which will assume this function. Furthermore, Ireland as a location offers a favourable tax environment and regulatory advantages for the parent company of an international banking group.

c) Spin-off of DePfa Bank AG

Under section 123, para. 2 of the German Law Regulating Transformation of Companies *("Umwandlungsgesetz")* it would have been possible to spin-off DePfa Bank AG from DePfa Deutsche Pfandbriefbank AG. Under the requirements of this law, however , such a spin-off could not have been conducted without an impact on the Group's income tax situation if, within a period of five years following the spin-off, more than 20% of the shares of DePfa Deutsche Pfandbriefbank changed hands. The current shareholder structure of DePfa Deutsche Pfandbriefbank AG – where a high proportion of shares is widely held by institutional and private investors – does not warrant for 80% of that shareholder structure to remain unchanged for the next five years. The spin-off could therefore be executed only with considerable income tax risk. Only at first sight would a spin-off be a simpler method of conducting the split. DePfa Deutsche Pfandbriefbank AG would remain the parent company for the Public Finance Bank following a spin-off, requiring additional restructuring measures to ensure that the Public Finance activities are managed by a universal bank.

d) Allocation of Shares in DePfa Bank AG to the Shareholders of DePfa Deutsche Pfandbriefbank AG

The concept proposed by the Management and Supervisory Boards provides for the acquisition of shares in DePfa Bank AG by the Irish Parent Company from DePfa Deutsche Pfandbriefbank AG, and the subsequent distribution of these shares to the Irish Parent Company's shareholders, by way of a capital reduction. In principle, a capital reduction followed by a distribution in kind would also have been conceivable for DePfa Deutsche Pfandbriefbank AG. As with a spin-off as referred to above, this would not have been possible without income tax implications. The capital reduction at the Irish Parent Company is advantageous in the legal execution of the capital reduction, and avoids substantial income tax liabilities:

A resolution by a Shareholders' Meeting is required for the capital reduction at the Irish Parent Company, and the allocation of shares by way of such a capital reduction. This resolution will have to be approved by the Irish High Court: in all likelihood, the approval can be obtained within three to four months. A capital reduction at DePfa Deutsche Pfandbriefbank AG, by contrast, would necessitate compliance with additional requirements. Under certain conditions, creditors of the company in particular would be entitled to demand collateral for their receivables. In addition, any ordinary capital reduction conducted by DePfa Deutsche Pfandbriefbank AG would lead to a delay in splitting the Public Finance and Property activities. Under the German Stock Corporation Act, distributions to shareholders of a German public limited company can be effected only when six months after the announcement of the registration of the capital reduction have elapsed, and after those creditors who gave notice within the given time limits have been satisfied or provided with collateral. The shareholders of DePfa Deutsche Pfandbriefbank AG will not suffer any disadvantage by a capital reduction conducted at the Irish Parent Company (as opposed to DePfa Deutsche Pfandbriefbank AG):

- Shareholders will be able to participate in the share exchange, receiving DePfa Bank AG shares which will be allocated in the course of the capital reduction.
- DePfa Deutsche Pfandbriefbank AG will receive a purchase price that reflects the full market value of the shares.

- Those shareholders who choose not to participate in the share exchange will have the right to purchase DePfa Bank AG shares from the Irish Parent Company, at the same price that the latter has paid (for more details, please refer to section V. 4 (5)).

7. Cost of Executing the Concept

The costs of preparing and executing the concept to split Public Finance and Property activities into two independent banks will, according to current estimates, amount to approximately € 20 million. This figure does not include the tax liabilities that are explained in detail in section VI. 2. in terms of their scope and probability. Excluded also are the costs of setting up the revised IT structure for the Public Finance Bank, as it is not possible to allocate these accurately between costs relating to the split, and those relating to efficiency improvements in the IT systems. Even without the split, the Public Finance division would have made substantial investment in IT systems with the objective of improving information quality, work flows and reducing ongoing costs. The external expenses envisaged in the current and the next business year will, however, not exceed a total of € 9.5 million.

The costs directly attributable to the split are primarily made up as follows:

- Costs of executing the share exchange, admission of the shares of the Irish Parent Company and listing of DePfa Bank AG shares on the Frankfurt Stock Exchange (including the fees of the issuing bank, due diligence, the Extraordinary General Meeting and fees of the custodian banks) amount to approximately € 12 million;
- costs for legal and tax consultancy services, and fees for the valuation amount to approximately € 3 million.
- Costs associated with the transfer of the property financing portfolio (as outlined in section V. 2 c) mainly comprise costs for the transfer of collateral, for obtaining approvals and valuations, as well as for the transfer or conclusion of interest rate swaps. Although it is impossible to precisely forecast these costs, we estimate them to total € 5 million.

Costs attributable to the split will be borne by the DePfa Group as a whole, in its current structure, and thus indirectly by the independent corporate groups which will be founded. The distribution of costs among the companies has yet to be decided. The 2000 consolidated financial statements already include restructuring provisions totalling € 18 million under the item 'Other expenses'.

IV. Organisation and Management of the Public Finance and Property Banks

1. Appointments to Executive Bodies

a) Board of Directors of the Irish Parent Company

The Board of Directors of the Irish Parent Company will comprise 14 members, of which seven will be Executive Members and the remaining seven Non-Executive. The completion of the split between Public Finance and Property activities will be associated with a clear separation between Members of the Management Board of the Property Bank and Executive Members of the Public Finance Bank: Executive Members of the Board of Directors of the Public Finance Bank will no longer sit on the Management or Supervisory Boards of DePfa Bank AG. Mr. Glauner, who will be appointed to the Board of Directors of the Irish Parent Company upon its establishment (cf. section V. 1), will step down from the Board of Directors of the Irish Parent Company once DePfa Bank AG shares have been allocated to the shareholders of the Irish Parent Company. As from this point, the composition of the Board of Directors will be as follows:

Executive Members

- Gerhard Bruckermann (Chairman and Chief Executive Officer)
- Dr. Thomas M. Kolbeck (Vice Chairman)
- Dermot Cahillane
- Fulvio Dobrich
- Dr. Reinhard Grzesik
- James Hyde
- Jürgen Karcher

Messrs. Bruckermann, Dr. Kolbeck and Karcher are current members of the Management Board of DePfa Deutsche Pfandbriefbank AG. Dr. Grzesik has been appointed as a member of the Management Board of DePfa Deutsche Pfandbriefbank AG with effect from 1 January 2002. Mr. Cahillane is Managing Director of DePfa-Bank Europe plc. Mr. Dobrich is Chief Executive Officer of DePfa USA Inc. Mr. Hyde will join the senior management of DePfa-Bank Europe plc on 15 October 2001.

Non-Executive Members

- Dr. Richard Brantner, Member of a Management Board (ret'd), Schramberg (Germany);
- Jacques F. Poos, Member of the European Parliament, Esch-sur-Alzette (Luxembourg);
- Hans W. Reich, Chairman of the Board of Managing Directors of Kreditanstalt für Wiederaufbau, Frankfurt/Main;
- Frances Ruane, Professor at Trinity College, Dublin;
- Günther Skrzypek, Chief Executive Officer of AXA Investment Managers Deutschland GmbH, Frankfurt/Main;
- Prof. Dr. Dr. h.c. mult. Hans Tietmeyer, President of Deutsche Bundesbank (ret'd) Königstein (Germany);
- N.N.
- N.N.

b) Appointments of Members of the Management and Supervisory Boards of DePfa Bank AG

Notwithstanding the decision-making competence of the Supervisory Board of DePfa Bank AG under the German Stock Corporation Act, the Management and Supervisory Boards of DePfa Deutsche Pfandbriefbank AG decided that the future Management Board of DePfa Bank AG should comprise six members. The individuals shown below are already members of the Management Board of DePfa Bank AG at present; one additional member remains to be appointed.

- Karl-Heinz Glauner (Chairman of the Management Board)
- Michael A. Kremer
- Hans Jochen Erlebach
- Dr. Ralph Hill (Deputy Member)
- Hermann Merkens (Deputy Member)

The Supervisory Board of DePfa Bank AG comprises 21 members. Pursuant to sections 76 et seq. of the German Employees' Representation Act of 1952 *("Betriebsverfassungsgesetz")*, it is made up of 14 members elected by shareholders and 7 employee representatives. The current structure of the Supervisory Board will remain unchanged.

c) Appointments of Members of the Management and Supervisory Boards of DePfa Deutsche Pfandbriefbank AG

At the time of allocating DePfa Bank AG shares to the shareholders of the Irish Parent Company, those members of the Management Board of DePfa Deutsche Pfandbriefbank AG who have been, or will be, appointed to the Board of Directors of the Irish Parent Company, will resign from their post at DePfa Deutsche Pfandbriefbank AG, in agreement with the Supervisory Board. The same applies to Dr. Reinhard Grzesik, who has been appointed a member of the Management Board of DePfa Deutsche Pfandbriefbank AG with effect from 1 January 2002. Notwithstanding the decision-making competence of the Supervisory Board under the German Stock Corporation Act, the Management and Supervisory Boards of DePfa Deutsche Pfandbriefbank AG decided that the future Management Board should comprise two members. One member of the Management Board will be responsible for the operating side of the business (Public Finance and Treasury), while the second member's responsibilities will include Finance, Controlling and Human Resources. Appointments have not yet been made.

The Supervisory Board of DePfa Deutsche Pfandbriefbank AG comprises 21 members. Pursuant to sections 76 et seq. of the German Employees' Representation Act, it is made up of 14 members elected by shareholders and 7 employee representatives. The current structure of the Supervisory Board will initially remain unchanged. Resolutions are to be submitted at the Annual General Meeting of DePfa Deutsche Pfandbriefbank AG (scheduled to be held in June 2002) to change the structure of the Supervisory Board in order to take into account the fact that as of 2002, DePfa Deutsche Pfandbriefbank AG will become a majority-owned subsidiary of the Irish Parent Company.

2. Management Structure

a) Management Structure of the Irish Parent Company

Following the allocation of the shares in the Property Bank to its shareholders, the Irish Parent Company will become the management company for Public Finance activities, and will hold a full Irish banking licence. It will perform a dual role in its new structure: in addition to carrying out its own banking operations, in particular international Public Finance, from its Dublin office and through its branch network, it will perform the tasks of the management company for the Public Finance Group. Within the applicable legal framework, it will

- devise and implement the Group strategy;
- manage the Group with the objective to create value;
- manage the Group's financial resources;
- be responsible for the appointment of Group executives, and for the career development of executives; and
- represent the Group in the capital markets and in the public at large.

It will establish central Group functions (Group accounting, Group controlling, Group risk controlling and Group business development).

The Irish Parent Company will have around 80 employees. Its expected management structure is illustrated below:


G. Bruckermann (Chairman)
Dr. T. Kolbeck
(Vice Chairman)
J. Karcher, Treasury
D. Cahillane, Administration, Human Resources
Dr. R. Grzesik, Accounting, Controlling, Group Planning
F. Dobrich, Business Development, Operations
J. Hyde, Risk Management, Risk Controlling

b) Management of Property Activities By DePfa Bank AG

DePfa Bank AG will become the parent company of the Property Bank Group. It will be the largest operating unit within the Group, incorporating the majority of the banking operations. In addition, it will manage DePfa-Bank France and the subsidiaries which do not conduct any banking operations. DePfa Bank AG's head office is located in Wiesbaden. Its current management structure will be maintained.

3. Remuneration of members of the Board of Directors of the Irish Parent Company, and of the Management Board of DePfa Bank AG

The members of the Board of Directors of the Irish Parent Company will each receive a standard remuneration package, in line with market practice in the Anglo-American business world. Remuneration will consist of a portion associated with the role as member of the Board of Directors, while additional remuneration components will be related to further special functions, in particular the management of operations (for more details, please refer to section VIII. 1 f). Remuneration for assuming the role of member of the Board of Directors, for the time period between establishment of, and the first Annual General Meeting of the Irish Parent Company will amount to a total of € 300,000 for all members of the Board of Directors.

Subject to decisions which must be met by the Compensation Committee, the remuneration structure for management will comprise a fixed remuneration component, a performance-oriented component and a component which is dependent upon the development of the share price. The Compensation Committee of the Board of Directors of the Irish Parent Company will need to take the final decisions, taking into account market standards for comparable banks. No decisions have as yet been taken, and no commitments made.

In view of the increased corporate responsibility attributed to company management of an independent listed company, the level of remuneration for members of the Management Board of DePfa Bank AG, subject to approval of the company's Supervisory Board, will be increased to match current levels of DePfa Deutsche Pfandbriefbank AG.

4. Registered Office and Administration

The registered office of the Irish Parent Company for Public Finance activities will be based in Dublin, Ireland. DePfa Deutsche Pfandbriefbank AG will transfer its registered office, and parts of its present Head Office, from Wiesbaden to Frankfurt/Main, and DePfa Bank AG will transfer its registered office from Berlin to Wiesbaden. DePfa Bank AG's Head Office will remain in Wiesbaden.

5. Remuneration Models

The Irish Parent Company and DePfa Bank AG intend to develop the remuneration model which has been introduced throughout the DePfa Group. The objectives of both banks' overall remuneration model for the future are:

- to peg the remuneration of the Management Board/Board of Directors and executive staff to an increase in company value;
- to use a remuneration model that is in line with market requirements to attract and commit highly-qualified executive staff;
- to link the variable remuneration components to personal performance and company success;
- to achieve a balance between short and long-term remuneration components.

The overall remuneration package includes fixed components and variable, performance-related components, with the latter depending upon personal performance and company success; plus additional benefits.

6. Future Dividend Policy

According to current planning, as the joint parent company for both business divisions, the Irish Parent Company will adopt the present dividend policy of DePfa Deutsche Pfandbriefbank AG for the business year 2001. In technical terms this will be regarded as an interim dividend. Please refer to section VI. 3 c (5) for details of special distributions designed to optimise the allocation of equity capital.

The DePfa Bank AG shares which will be allocated to the shareholders of the Irish Parent Company will be entitled to a share in the profits from 1 January 2002. No decision has been taken on the future dividend policy.

7. Corporate Governance

In October 1999, DePfa Deutsche Pfandbriefbank AG laid down its Principles of Corporate Governance. It was one of the first listed public limited companies in Germany to set out a binding regulation on modern guidelines for value-added management and company supervision. The Principles of Corporate Governance of DePfa Deutsche Pfandbriefbank AG were drawn up on the basis of the OECD's "Principles of Corporate Governance", and are essentially identical to the "Code of Best Practice" for exchange-listed companies, as set out by the German Corporate Governance Commission *("Grundsatzkommission Corporate Governance")* in January 2000. The Principles of Corporate Governance include in particular, provisions on the responsibilities and roles, and the disclosure and notification obligations of the Management Board, and on the

composition, responsibility and organisation of the Supervisory Board and its committees. Rules over and above the legal requirements are in place to govern potential conflicts of interest and own-account transactions by both executive bodies.

The Irish Parent Company will adjust the Principles of Corporate Governance of DePfa Deutsche Pfandbriefbank AG to take into account the legal framework in Ireland in particular. Following the allocation of its shares to the shareholders of the Irish Parent Company, DePfa Bank AG will lay down its own Principles of Corporate Governance, which will be oriented on those presently in force at DePfa Deutsche Pfandbriefbank AG.

The government commission "Corporate Governance – Corporate Management – Corporate Control – Modernisation of the Stock Corporation Law" presented its report on corporate management, corporate control and modernisation of the Stock Corporation Act on 10 July 2001. DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG are following the debate on the basis of the report with tremendous interest. They support the government commission's objective to develop a uniform German corporate governance code. Depending on the results to be published by the Government Commission, and taking European corporate practice into account, DePfa Bank AG will review its Principles of Corporate Governance within the Group and adjust them if necessary.

V. Measures for the Implementation of the Concept

1. Foundation of the Irish Parent Company

The foundation of the Irish Parent Company was initiated in September 2001. It has the legal form of a public company limited by shares, and is a public limited company in accordance with Irish law. The company's registered office is Dublin. Initially, its name will be "DePfa Holding plc". Following the split of the two banks, the Irish Parent Company will have to change its name: at this point, it will no longer be a holding company, but a fully operative bank and the management company of the future Public Finance Bank. In accordance with Irish law, the company must have a minimum of seven shareholders. The company's share capital will amount to € 130,000,002. Shares with an aggregate nominal value of € 40,002 will be issued upon foundation, at par. The following shareholders will hold shares in the Irish Parent Company prior to the publication of the exchange offer:

Shareholder	Number of shares subscribed	Issue amount
Clearstream Banking AG, Frankfurt/Main	13,328	€ 39,984.00
Christian Gehling, solicitor, Dusseldorf	1	€ 3.00
Achim Kirchfeld, solicitor, Dusseldorf	1	€ 3.00
Dr. Ralph Wollburg, solicitor, Dusseldorf	1	€ 3.00
MFSD Nominees Limited, Dublin	1	€ 3.00
MFSD Holdings Limited, Dublin	1	€ 3.00
HMP Secretarial Limited, Dublin	1	€ 3.00

The shares to be acquired by Clearstream Banking AG will be allocated to shareholders tendering their shares for exchange within the framework of the share exchange. Following the share exchange, Clearstream Banking AG will exclusively act as a representative trustee for the shareholders of the Irish Parent Company (cf. section V. 3 c). The remaining founding shareholders will then transfer their shares to Members of the Board of Directors of the Irish Parent Company. A subsequent sum amounting to the average closing price of the shares of the Irish Parent Company for the first five trading days on the Frankfurt Stock Exchange (less the paid-in nominal amount of € 3.00) will be paid in with respect to the six shares held by these founding shareholders, thus avoiding an – albeit minimal – dilution at the expense of the shareholders who tendered their shares for exchange.

At the time of establishment, Members of the Board of Directors will be Messrs. Gerhard Bruckermann, Karl-Heinz Glauner and Dermot Cahillane. Messrs. Bruckermann and Glauner are Speakers of the Management Board of DePfa Deutsche Pfandbriefbank AG, whereas Mr. Cahillane is a Member of the Board of Directors of DePfa-Bank Europe plc. Please refer to section IV. 1 a) above for details regarding the members of the Board of Directors following the split of both banks in mid-2002.

The Irish Parent Company will conduct no banking business until such time as the share exchange has been completed, and a banking licence granted. Rather, it will cooperate solely as required in the implementation of the concept to split Public Finance and Property activities. It will be involved in particular in the following stages of implementing the split concept:

- applying to the Central Bank of Ireland for a banking license (as things stand, the license is expected to be granted in March 2002);
- submitting the offer to exchange the shares of DePfa Deutsche Pfandbriefbank AG for shares of the Irish Parent Company, by publishing the offer documentation;

- the passing of a resolution, within the scope of a Shareholders' Meeting, approving in particular the reduction in the issued share capital, for the purpose of allocating DePfa Bank AG shares to the shareholders of the Irish Parent Company, and to appoint additional Members of the Board of Directors;
- implementing the share exchange by way of a capital increase against contributions in kind and issuing the new shares;
- applying to the Irish High Court for approval of the capital reduction, and execution of this capital reduction by way of allocating shares to the shareholders of the Irish Parent Company;
- the appointment of additional Members of the Board of Directors. Upon execution of the share exchange, five Non-Executive directors will initially be appointed to the Board of Directors, specifically: Dr. Richard Brantner, Ms. Frances Ruane, Mr. Jürgen Strauß, Dr. Jürgen Westphal and Christian Count Bassewitz. It is planned that Mr. Strauß, Dr. Westphal and Count Bassewitz will retire from the Board of Directors once the split of Public Finance and Property activities has been completed. Please refer to section IV. 1 above for details regarding Members of the Board of Directors.

The Memorandum and Articles of Association of the Irish Parent Company are explained, in detail, in section VIII. 1.

2. Restructuring Public Finance and Property Activities

The current legal structure does not provide for a complete separation of DePfa's Public Finance and Property activities. Various restructuring steps must be undertaken in order to prepare for the split of the two banks.

a) Sale of DePfa Bank AG's stake in DePfa Investment Bank Ltd to DePfa-Bank Europe plc

DePfa Bank AG holds a 60% stake in DePfa Investment Bank Ltd, a core operation of the Public Finance division. In preparation of the split of Public Finance and Property activities, DePfa Bank AG will sell its stake in DePfa Investment Bank Ltd to DePfa-Bank Europe plc, at the full market value. The sale is planned for December 2001. The disposal will be neutral in terms of income tax for DePfa Bank AG. To determine the market value, the Management Board has instructed the accountancy firm PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, in its capacity as a neutral and independent expert surveyor, to prepare an expert opinion on the enterprise value of DePfa Investment Bank Ltd (please refer to section IX. below for further details).

The agreement between DePfa Bank AG and DePfa-Bank Europe plc on the purchase and sale of a shareholding in DePfa Investment Bank Ltd essentially provides for the following:

(1) DePfa Bank AG will sell its entire shareholding in DePfa Investment Bank Ltd, with all rights and obligations attached (including all existing and future entitlements to profits, also including the entitlement for profits with respect to the business year ending on 31 December 2001), to DePfa-Bank Europe plc. The subscribed capital of DePfa Investment Bank Ltd of US$ 50,000,000 is divided into 50,000 shares with a nominal value of US$ 1,000 each. The company's shares are divided into three classes: 20 ordinary shares, 29,988 class A shares and 19,992 class B shares. DePfa Bank AG holds 12 ordinary shares and all 29,988 class A shares. The present management of DePfa Investment Bank Ltd. holds the remaining 8 ordinary shares and 19,992 class B shares (through Catalina Management Ltd, a holding company based in Nicosia, Cyprus).

(2) The purchase price for the shares is € 424 million, plus interest at 11.05% for the period from 15 October 2001 until the completion of the sale. The interest rate of 11.05% is equivalent to the discounting rate that was applied to re-base the valuation of DePfa Investment Bank Ltd to the technical valuation date of 15 October 2001. When executing the agreement, the Management Board will ascertain that the discounting rate applied is commensurate with the interim development of the company.

The purchase price is due and payable upon completion of the sale. The share purchase price corresponds to the pro rata market value of DePfa Investment Bank Ltd, as determined by an independent and neutral expert surveyor, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt/Main.

(3) All the various warranties pledged by the parties to each other are customary for a cross-border sale; the present wording tends to represent a less stringent standard. In particular, DePfa Bank AG assures DePfa-Bank Europe plc, and warrants that

- the shares sold are equivalent to 60% of the company's issued share capital;
- there is no agreement or obligation providing for a capital increase or the issue of shares from the company's equity capital, or on the granting of rights on the issue of shares from the company's equity capital;
- the seller is the sole legal and beneficial owner of the sold shares, and that the shares are free of any and all charges, liens or collateral claims;
- no third party holds a right to buy or otherwise acquire the sold shares, nor any right to be asserted vis-à-vis the seller with regard to the sold shares (including any rights to acquire such rights); and
- the shares have been issued and fully paid in accordance with the company's Memorandum and Articles of Association.

DePfa-Bank Europe plc assures DePfa Bank AG (amongst other things), and warrants that

- it has, in turn, reviewed and assessed the shares to be transferred and the financial situation of DePfa Investment Bank Ltd;
- it is familiar with the Memorandum and Articles of Association of DePfa Investment Bank Ltd; and
- that it is familiar with, and agrees to be bound by, the provisions of the company agreement to which reference is made in the Memorandum and Articles of Association.

The agreement explicitly rules out any assurances or warranties over and above the contractual agreements.

(4) The sale and transfer of shares in DePfa Investment Bank Ltd must be approved by the Central Bank of Cyprus, as the competent regulatory authority. DePfa Bank AG has already filed an application for approval. The agreement will not be executed without such approval.

(5) Upon conclusion of the agreement, in addition to the documents required for executing the transfer of the shares, DePfa Bank AG will submit the declarations by the Irish Ministry for Enterprise, Trade and Employment, and by the Central Bank of Ireland, expressing their respective approval of the sale and transfer of the shares, or indicating that these authorities do not intend to prohibit, or impose conditions on the sale and transfer pursuant to Irish antitrust legislation.

(6) Each party is entitled to rescind the agreement unless the main steps pertaining to the entire DePfa Group restructuring process have been implemented before 30 June 2002. Specifically, this involves the inclusion of DePfa Deutsche Pfandbrief Bank AG's silent partnership into DePfa Bank AG, and the successful completion of the public exchange offer to the shareholders of DePfa Deutsche Pfandbrief Bank AG.

(7) The purchase agreement between DePfa Bank AG and DePfa-Bank Europe plc is subject to German law. In so far as it is legally required, the actual transfer of shares is subject to Cyprus law. The place of jurisdiction is Frankfurt/Main where no other jurisdiction is mandatory.

The full wording of the draft agreement is attached as Enclosure No. 1 to this Report.

b) Transfer of Participations and Financing Portfolios for the Purpose of Splitting Public Finance and Property activities

In addition to the stake in DePfa Investment Bank Ltd, other participations and financing portfolios will be transferred to Public Finance and Property companies in order to realign DePfa Group's legal structure; these transfers will be effected either by sale or by way of a capital increase against contributions in kind. In addition to the measures set out below, this involves 19 subsidiaries with an aggregate residual value of approx. € 6 million. These companies predominantly include project development companies, businesses the activities of which are non-material, and minority interests. Material preparatory measures (most of which are of an intra-Group nature) are shown below:

(1) DePfa Property Services B.V.

DePfa Property Services B.V., based in Amsterdam, is a limited company subject to Dutch law. Its issued share capital of € 1,931,000 is wholly owned by DePfa Deutsche Pfandbriefbank AG. The company plays an important role in developing the Property Bank's asset management activities, particularly by way of managing DePfa's property investment funds, "Europa Fonds Nos. 1 and 2". DePfa Property Services BV is expected to be incorporated into DePfa Bank AG in January 2002, through a capital increase against contributions in kind from DePfa Deutsche Pfandbriefbank AG.

(2) GEV GmbH

GEV GmbH, Wiesbaden, has an issued share capital of € 100,000, and is wholly owned by DePfa Deutsche Pfandbriefbank AG. In addition to various participations in property project companies, GEV GmbH holds a 32.5% stake in Deutsche Interhotel GmbH & Co KG. Prior to the sale of GEV GmbH in December 2001, all participations and GEV GmbH's own property holdings (with the exception of its role as limited partner in Deutsche Interhotel GmbH & Co KG) will be sold to third parties outside the Group, or to direct or indirect subsidiaries of DePfa Bank AG, at market value.

(3) DePfa Capital Japan K.K.

The issued share capital of DePfa Capital Japan K.K., Tokyo, amounts to JPY 100 million. DePfa Bank AG holds a 66.67% stake, whereby the remaining stake is held by DePfa-Bank Europe plc. The company operates in the Asian Public Finance market. It will be sold by DePfa Bank AG to DePfa-Bank Europe plc, which will thus become the sole shareholder.

(4) DePfa USA Inc.

DePfa USA Inc., Wilmington/Delaware, has an issued share capital of US$ 2.5 million, and is wholly owned by DePfa Bank AG. DePfa USA Inc. provides services to DePfa Investment Bank Ltd and therefore forms part of Public Finance activities. DePfa Bank AG will sell its participation to DePfa-Bank Europe plc.

(5) DePfa IT Services AG

DePfa IT Services AG, Wiesbaden, has an issued share capital of € 13 million, and is currently wholly owned by DePfa Bank AG. Depending upon the development of taxation law (please refer to section VI. 2 below), the Management Board of DePfa Bank AG will decide, at the end of 2001, as to whether DePfa Bank AG will sell its participation in DePfa IT Services AG, at market value, to one of its wholly-owned subsidiaries in January 2002. The disposal would result in a disclosure of hidden reserves in DePfa Bank AG's financial statements, and strengthen its regulatory capital. A portion of the shares could be sold in the business year 2002 without incurring an income tax liability.

(6) *Transfer of DePfa Deutsche Pfandbriefbank AG's Property Financing Portfolio to DePfa Bank AG*

DePfa Deutsche Pfandbriefbank AG holds a property loan portfolio in the aggregate amount of approximately € 13.5 billion (as at 30 June 2001). To the extent that such a transfer is legally permitted and commercially sensible, the split will result in the transfer of this loan portfolio from DePfa Deutsche Pfandbriefbank AG to DePfa Bank AG. The structure of the property loan portfolio is set out below:

DePfa Deutsche Pfandbriefbank AG property loan portfolio (30 June 2001)

	Number	Volume (€ mn)
Total volume	49,180	13,451
Current provisions		481
Total volume net of provisions		12,970
Distribution by country		
Belgium	226	371
Denmark	160	567
Germany	48,146	8,677
France	31	289
United Kingdom	71	1,321
Italy	420	822
Luxembourg	3	1
Netherlands	85	564
Poland	2	181
Sweden	21	182
Switzerland	6	314
Spain	5	122
Czech Republic	4	40
Distribution by sector	**Number**	**Volume (€ mn)**
Commercial property	2,231	7,822
Housing	46,949	5,629
Distribution by size		
up to € 0.5 million	47,052	3,019
up to € 1 million	810	569
up to € 10 million	1,116	3,463
up to € 50 million	173	3,556
in excess of € 50 million	29	2,844

The property loan portfolio of DePfa Deutsche Pfandbriefbank AG is already under the management of DePfa Bank AG, by way of an agency contract. This comprises the entire administration process, ranging from loan acquisition, through making postings in the accounting systems, to collecting interest and redemption payments. Loans over a certain value are subject to approval by DePfa Deutsche Pfandbriefbank AG. In the event of approval by DePfa Bank AG, DePfa Deutsche Pfandbriefbank AG holds the right of refusal. This structure, which has precedents in other banking groups, serves to integrate the operation of the Group's property lending business in DePfa Bank AG, while simultaneously exploiting the refinancing advantages of a mortgage bank. DePfa Bank AG is not restricted to a purely administrative role, but has been actively acquiring new business since 1999. Since it can therefore significantly influence the profitability of this portfolio, the remuneration paid to DePfa Bank AG is in part variable, depending upon the interest margin agreed with clients. DePfa Deutsche Pfandbriefbank AG retains a defined portion of interest income to cover its risks and capital costs. All interest income exceeding this sum is retained by DePfa Bank AG for its services within the framework of the agency agreement. This particular legal framework must be taken into consideration in the transfer and in the valuation of the portfolio in particular.

It is our intention to transfer the property financing portfolio to the greatest extent possible. The total portfolio comprises around 49,200 loans. The Management Board will adopt the following guidelines in transferring the loans:

- The transfer must not impede access to collateral.

- The necessary approvals by the contractual partners and third parties, and any necessary public authority or other authorisations, must have been achieved. The transfer of loans must avoid the immediate taxation of net interest income of subsequent years. Even if this would only bring forward tax payments that would fall due at some point in time anyway, the temporary burden on capital and the interest rate effects in view of the portfolio size of approximately € 13.5 billion could not be sustained. This issue can be solved by including existing interest rate swaps to refinance these loans in the transfer, or, where none exist, to conclude the relevant interest rate swaps between the buyer and seller. The buyer thus assumes the seller's refinancing terms so that the seller does not incur any repayment damages.

- Loans backed by tax incentives are only transferred when the tax subsidy is not subject to repayment.

- Where loans cannot be legally transferred, or where such transfer would result in expenditure that is not economically justifiable, these loans will remain on the balance sheet of DePfa Deutsche Pfandbriefbank AG. However, DePfa Bank AG (or a third party outside the Group) will assume the property loan risk through credit derivatives. Looking at the three main functions involved in lending – loan approval/administration, assumption of risk, and liquidity provision – only the latter would remain with DePfa Deutsche Pfandbriefbank AG. Transferring the risk to another party will also result in a sharp reduction in regulatory capital requirements.

- The transfer of the property financing portfolio must be harmonised with the refinancing options of DePfa Bank AG to the maximum extent possible.

Although the conception phase referred to above, comprising detailed, case-specific identification of obstructions to transfer, as well as considerations and checking of alternative solutions, is not yet complete, the following key elements regarding the transfer have been identified:

Approximately € 6 billion (around 1,100 individual exposures) of the overall transfer volume of approximately € 13.5 billion (comprising around 49,200 individual exposures) is attributable to (large-ticket) business with borrowers outside Germany. According to current estimates, hurdles (such as approval requirements) to the transfer, in this section of the portfolio can be surmounted quite quickly. The simultaneous transfer of swaps also appears to be feasible.

Approximately € 5 billion is attributable to small-sized domestic business (involving around 47,000 individual exposures), in particular private client business, most of which has been applied to cover Pfandbriefe issued by DePfa Deutsche Pfandbriefbank AG. In addition, numerous cases involve book debts, specifically uncertificated land charges, which are not as easily transferable. Accordingly, most of the potential obstacles to the transfer are found in this part of the portfolio, which is why a transfer of risk by way of derivative contracts appears to be suitable. More detailed research and evaluation is required before taking a final decision. Considerable progress has already been made in the securitisation of a major part of the portfolio.

Due the reasons pointed out above (particularly as a result of third party approval requirements) it is difficult to forecast the exact timeframe for the transfer of the remaining € 3 billion, which is attributable to domestic business. Based upon our assessments to date, we expect a volume totalling € 1 billion to be transferable during 2002, requiring the application of credit derivatives to transfer the credit risks of the remaining portion.

(7) Transfer of the Infrastructure Financing Business to the Irish Parent Company

11 employees at the Dublin branch of DePfa Bank AG are charged with the acquisition, structuring and extension of public-sector infrastructure financing packages (cf. section I. 3 a) (3) above). Together with the associated assets and liabilities, this unit will be sold to the Irish Parent Company, at market value.

The 19 smaller-sized interests will be transferred at their residual value, or using a valuation 'at equity', respectively. All measures will be executed at market values, which will be determined by a neutral and independent expert surveyor. The Management Board has instructed the chartered accountants firm, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, to determine market values for GEV GmbH (i.e. in particular of GEV's stake in Deutsche Interhotel GmbH & Co KG), DePfa USA Inc., DePfa IT Services AG, the value of the property financing portfolio (including any existing associated interest swaps, which would need to be transferred alongside, or any interest rate swaps and/or cross-currency swaps which would have to be entered into) and finally, the value of the infrastructure financing business to be transferred. The valuations will be based upon the capitalisation of income (using a simplified method for DePfa Capital Japan K.K., DePfa USA Inc. and the infrastructure financing business), or using individual valuations for properties and loan portfolios, respectively. Once the individual steps within the scope of the split process have been finalised, the expert opinions for the valuation should be prepared as closely as possible to the respective transfer deadlines, particularly with respect to the financing portfolios to be transferred. Furthermore, the assets and liabilities to be transferred to DePfa Bank AG will be taken into account in the enterprise valuation to be prepared for the sale of DePfa Bank AG to the Irish Parent Company, as well as for the preparation of the listing prospectus required for the admission of DePfa Bank AG to the Frankfurt Stock Exchange. These assets and liabilities are thus considered in the determination of the purchase price to be paid by the Irish Parent Company for the purchase of DePfa Bank AG shares.

c) Inclusion of DePfa Deutsche Pfandbriefbank AG's Atypical Silent Partnership in DePfa Bank AG

In addition to being the sole shareholder in DePfa Bank AG, DePfa Deutsche Pfandbrief AG holds an atypical silent partnership in DePfa Bank AG. The silent partnership was granted to DePfa Deutsche Pfandbriefbank AG as consideration for transferring its operative property lending business to DePfa Bank AG in 1998. In preparation for the DePfa Bank AG listing, the atypical silent partnership in DePfa Bank AG is to be incorporated through a capital increase against contributions in kind. For this purpose, an Extraordinary General Meeting of DePfa Bank AG to be held in January 2002 will approve a € 7,800,000 capital increase, against contributions in kind, raising the current issued share capital of € 83,200,000 to € 91,000,000. DePfa Bank AG will issue 3,000,000 new shares which will be acquired by DePfa Deutsche Pfandbriefbank AG in their entirety. This inclusion will not have any impact on DePfa Bank AG's core regulatory capital.

The Management Board of DePfa Bank AG has applied to the Berlin-Charlottenburg District Court to appoint PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, as auditors of the contribution in kind.

The full wording of the draft agreement on the contribution of an atypical silent partnership is attached as Enclosure No. 2 to this Report. The main provisions of this agreement are explained below:

(1) Section 1 of the agreement defines the subject for inclusion. The silent partnership was established pursuant to an agreement entered into between DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG on 21 July 1998. The agreement establishing the atypical silent partnership is available for inspection from the date on which the Extraordinary General Meeting is convened, as well as during the Extraordinary General Meeting, and will be sent to shareholders on request, free of charge.

(2) Section 2 of the inclusion agreement provides that the atypical silent partnership will be incorporated in DePfa Bank AG, with all rights and obligations attached (including all existing and future entitlements to profits), as at the agreed due date. For the avoidance of doubt, the agreement sets out that the inclusion does not affect the rights and obligations of the contractual parties in accordance with the agency and trustee agreement entered into between the then Deutsche Pfandbrief- und Hypothekenbank AG, Wiesbaden, and the then Deutsche Bau- und Bodenbank Aktiengesellschaft, Berlin, of 21 July 1998. The subject of this agency and trustee agreement dated 21 July 1998 is the property financing portfolio, to the extent that it remained with DePfa Deutsche Pfandbriefbank AG rather than being transferred to DePfa Bank AG in July 1998, as well as new property loans extended by DePfa Bank AG for the account of DePfa Deutsche Pfandbriefbank AG since then. The agency and trustee agreement obliges DePfa Bank AG to manage the entire property financing portfolio of DePfa Deutsche Pfandbriefbank AG on its behalf, in the capacity of trustee. In so far as this portfolio will be transferred separately to DePfa Bank AG (cf. section V. 2 b) (6), following the transfer of the remaining property financing portfolio to DePfa Bank AG, the agency and trustee agreement is to be terminated separately.

(3) Section 3 of the inclusion agreement defines the consideration for the contribution of the atypical silent partnership. DePfa Deutsche Pfandbriefbank AG will receive a consideration of 3,000,000 new DePfa Bank AG shares with a nominal value of € 2.60 per share, which will be fully entitled to a share in the profits as from 1 January 2002. The atypical silent partnership will be included at partial value for tax purposes, and at the residual value for accounting purposes.

(4) The agreement determines 2 January 2002, 24:00 CET as the due date for the inclusion and transfer to take economic effect. With effect from 2 January 2002, 24:00 CET, the contributed atypical silent partnership will be held for the account of, and at the risk of DePfa Bank AG. The due date has been set to permit a potential disposal of the stake in DePfa IT Services AG to a wholly-owned subsidiary on 2 January 2002, prior to the inclusion taking place. The inclusion and transfer shall take effect, in rem, with the application of the capital increase for registration with the Commercial Register. The time period between the inclusion in rem, and the registration of the capital increase in the Commercial Register will therefore be minimal.

(5) DePfa Deutsche Pfandbriefbank AG only provides standard warranties that the atypical silent partnership will not suffer from legal deficiencies, in particular that

- it is the unrestricted owner of the atypical silent partnership to be included;
- it is entitled to dispose of it;
- there are no rights by third parties with respect to the atypical silent partnerships to be included; and
- the inclusion and transfer are not subject to third party participation or approval, and that any required participations have been already ascertained, and required approvals already obtained.

The agreement explicitly rules out any additional warranties. Based upon current knowledge, the warranties are applicable, and are not expected to give rise to any corresponding claims against DePfa Deutsche Pfandbriefbank AG.

(6) Section 7, para. 1 provides that the agreement is non-binding if the capital increase is not registered with the Commercial Register at the Berlin-Charlottenburg District Court by 30 June 2002 at the latest. The same provision will be included in the subscription form to be signed by DePfa Deutsche Pfandbriefbank AG to implement the capital increase. It is planned to pass a resolution for the capital increase on 3 January 2002, and to submit the registration with the Commercial Register forthwith. We are not currently aware of any factors which could delay registration of the capital increase until 30 June 2002.

d) Specialist Banking Licence to issue Irish Asset Covered Securities

The Management Board expects legislation (the "Asset Covered Securities Bill") to be passed in Ireland during the second half of 2001, which will allow the issue of Irish Pfandbrief bonds ("Irish Asset Covered Securities"). A newly founded subsidiary of DePfa-Bank Europe plc would then apply for the relevant specialist Irish mortgage banking licence, and DePfa-Bank Europe plc would transfer suitable assets to the new bank.

3. Exchange Offer to the Shareholders of DePfa Deutsche Pfandbriefbank AG

a) Exchange offer

In January 2002 the Irish Parent Company will offer its shares to all DePfa Deutsche Pfandbriefbank AG shareholders in exchange for their shares, at a ratio of 1:1. For each DePfa Deutsche Pfandbriefbank AG share, shareholders who participate in the exchange offer will receive a share of the Irish Parent Company. Following the share exchange, the participating shareholders' stake in the Irish Parent Company will be identical to their previous stake held in the issued share capital of DePfa Deutsche Pfandbriefbank AG, relative to the other shareholders taking part in the exchange procedure (please refer to section V. 1 for the application of shares held by the founding shareholders within the framework of the share exchange, and the transfer of shares to the Members of the Board of Directors). A minimum participation of 90% of the shares is required to implement the share exchange, and to admit the shares of the Irish Parent Company for Official Trading at the Frankfurt Stock Exchange.

The law regulating public offers to purchase shares and company acquisitions, which is expected to come into effect on 1 January 2002, currently exists as a draft government bill. Based on this draft government bill, the share exchange process will essentially comprise the following steps:

(1) The Board of Directors of the Irish Parent Company will take the final decision on the share exchange on 2 January 2002. The Irish Parent Company will immediately inform the German Federal Securities Supervisory Authority *("Bundesaufsichtsamt für den Wertpapierhandel")*, and the stock exchanges on which DePfa Deutsche Pfandbriefbank AG shares are traded, of the planned share exchange.

(2) On 3 January 2002, the Irish Parent Company will publish the decision on the share exchange in a national journal for statutory stock market advertisements and through an electronic information distribution system. On the same day, it will provide the German Federal Securities Supervisory Authority with the tender documents outlining the exchange offer in detail. All details which are necessary to reach an informed decision on the circumstances of the exchange offer will be included in the tender documents.

(3) As soon as the German Federal Securities Supervisory Authority authorises the publication of the tender documents, or does not prohibit publication within ten days, the tender documents will be published on the Internet and in at least one national journal for statutory stock market advertisements. The tender documents will be sent to shareholders on request, free of charge. In lieu of permission to publish the tender documents, the German Federal Securities Supervisory Authority may give notice that it is not necessary to acquire permission, according to the law regulating public offers to purchase shares and company acquisitions.

(4) The exchange offer can be accepted within a minimum deadline of four weeks, following publication of the exchange offer. The fixed deadline for exchange will be notified in the tender document. The Management Board has the right to extend the deadline for exchange in the event that less than 90% of shares are tendered for exchange during the time limit set for acceptance. During the time period set for acceptance (and where appropriate, during the extension) the number of shares which have been submitted for exchange will be published by the Irish Parent Company on a weekly basis, and on a daily basis in the final week. Furthermore, immediately following expiration of the time period set for acceptance, it will publish the total result of the share exchange. Shareholders who have tendered their shares for exchange will be able to rescind their decision to tender at any time, without giving reasons, up to the end of the second day prior to expiration of the time period set for acceptance.

(5) If the minimum statutory quota of 90% has been achieved, shareholders who have not accepted the exchange offer may do so within a grace period of two weeks following the publication of the result of the exchange.

DePfa Deutsche Pfandbriefbank AG shares will remain tradable even after they have been submitted for exchange (for more details, please refer to section VII. 3 b).

b) Contribution of Shares Into the Irish Parent Company

Following the end of the time period set for acceptance (which is expected to be in mid-March 2002), the shares which were tendered for exchange will be contributed into the Irish Parent Company by way of a capital increase against contributions in kind. In turn, the Irish Parent Company will issue new shares.

Deutsche Bank AG, Frankfurt/Main, has been appointed as exchange trustee for the technical settlement and simplification of the share exchange. The custodian banks will notify their customers about the exchange offer. The shareholders participating in the exchange procedure will submit their shares to the exchange trustee through their custodian bank. Deutsche Bank AG will issue a global share certificate for the Irish Parent Company's shares, to be issued for the purpose of the share exchange, and will deposit this certificate with Clearstream Banking AG. Clearstream Banking AG will hold the global share certificate in the capacity of proxy and trustee for all shareholders of the Irish Parent Company. Clearstream Banking AG will be registered as shareholder in the share ledger of the Irish Parent Company, thus allowing the shares to be traded outside that share ledger. This will allow for the electronic clearing of Irish Parent Company shares traded, hence avoiding the time-consuming transfer by way of reregistration in the share ledger of the Irish Parent Company, as well as Irish stamp duty which would be incurred upon such reregistration. Alternatively, shareholders will also be entitled to registration in the share ledger of the Irish Parent Company, in their own name. However, the transfer of shares in this way will be associated with costs, and will incur Irish stamp duty. Also, shares registered in this way will be outside the electronic clearing process provided by Clearstream Banking AG.

It is conceived to transfer the DePfa Deutsche Pfandbriefbank AG shares held by the Irish Parent Company (as well as DePfa Investment Bank Ltd shares) to a German private limited company at a later stage, with the shares to be held by that company.

c) Allocation of New Shares

The new shares of the Irish Parent Company will be allocated to the shareholders who have tendered their shares for exchange, by way of a book entry on their securities deposit accounts through their custodian banks. The shares of the Irish Parent Company will be listed and traded immediately after their allocation (for more details, please refer to section VII. 3 b).

4. Disposal of DePfa Deutsche Pfandbriefbank AG's Stake in DePfa Bank AG to the Irish Parent Company

Immediately following the completion of the share exchange, DePfa Deutsche Pfandbriefbank AG will dispose of its entire stake in DePfa Bank AG to the newly-established Irish Parent Company. The sale will take place at the full market value, with the purchase price determined in two steps. The first step is to determine the (estimated) enterprise value, based on the expert valuation provided, for the purpose of carrying out the capital reduction at the Irish Parent Company. The Management Board will instruct PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, as a neutral and independent expert surveyor, to conduct an expert opinion on the determination of the enterprise value of DePfa Bank AG, in accordance with the principles of carrying out a corporate valuation ("IDW S 1") laid down by the Main Committee of the Institute of Chartered Accountants in Germany *(Hauptfachausschusses des Instituts der Wirtschaftsprüfer in Deutschland e.V.)* on 28 June 2000. This valuation of DePfa Bank AG will include DePfa Bank AG's purchase of a property financing portfolio from DePfa Deutsche Pfandbriefbank AG. The scope and structure of the portfolio to be acquired have not yet been finalised. The purchase price for the shares will be adjusted, in retrospect, to the average closing price of DePfa Bank AG shares on Xetra, the electronic trading system of the Frankfurt Stock Exchange (or any other system that may succeed Xetra, with comparable functionality) during an assessment period covering the first three months of trading after the listing of DePfa Bank AG shares. The purpose of this adjustment of the purchase price, in retrospect, is to ascertain that the transaction is not based exclusively on an expert opinion, but also on the value determined by the market. DePfa Deutsche Pfandbriefbank AG shareholders who choose not to participate in the exchange process will also be able to participate in the listing of DePfa Bank AG, at this market value. For more details, please refer to section V. 4 (5).

The full wording of the draft agreement between DePfa Holding plc and DePfa Deutsche Pfandbriefbank AG on the purchase and sale of the entire share capital of DePfa Bank AG is attached as Enclosure No. 3 to this Report. The main provisions of this agreement are explained below:

(1) DePfa Deutsche Pfandbriefbank AG will sell its entire shareholding in DePfa Bank AG, with all rights and obligations attached (including all existing and future entitlements to profits, also including the entitlement for profits with respect to the business year ending on 31 December 2001), to DePfa Holding plc.

(2) The purchase price for the shares to be sold will be determined in two steps, in line with the procedure set out above. Section 6 of the agreement on the purchase and sale contains the detailed regulations regarding the adjustment of the purchase price, specifically:

- The purchase price for the shares will be adjusted, in retrospect, to the average closing price of DePfa Bank AG shares on Xetra, the electronic trading system of the Frankfurt Stock Exchange (or any other system that may succeed Xetra, with comparable functionality) during an assessment period covering the first three months of trading after the listing of DePfa Bank AG shares. The beginning and end of the assessment period are laid down in the agreement. Where the average closing prices do not adequately represent the enterprise value of DePfa Bank AG, in accordance with applicable law, a reasonable enterprise value is to be determined.

- The agreement provides for a cap that is applicable to any price adjustment. This cap feature has been specified in view of the fact that the Irish Parent Company will need to seek the approval of the Irish High Court for the reduction in its capital. In this way, the Irish High Court can satisfy itself that the purchase price (taking into account the cap level determined) is covered by equity capital of the Irish Parent Company that is available for that purpose. The Management Board of DePfa Deutsche Pfandbriefbank AG will set the cap level immediately prior to initiating the proceedings at the Irish High Court. While the Management Board will base its decision primarily on the expert valuation submitted by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, it will additionally examine the prevailing situation on the capital markets (and its impact on the situation of DePfa Bank AG), and take this into account for its decision. For this purpose, the Management Board will use the advice provided by an investment bank. Based on current knowledge, the cap is expected to be set at a threshold approximately 15 to 20% above the enterprise value set out in the expert opinion.
- The adjustment of the purchase price will be determined by DePfa Deutsche Pfandbriefbank AG and the Irish Parent Company, following the end of the assessment period, and will be published in the companies' respective journals for statutory stock market advertisements.
- The process of fixing the purchase price adjustment shall be subject to review by an Arbitration Panel, which is open to shareholders of both DePfa Deutsche Pfandbriefbank AG and the Irish Parent Company. Upon application by a shareholder, the Arbitration Panel will verify whether the purchase price was agreed upon correctly between buyer and seller, and whether it fairly reflects the enterprise value of DePfa Bank AG, in accordance with applicable law.
- The Arbitration Panel consists of three independent arbitrators, two of which shall be qualified as judges at a German court. These arbitrators will be appointed, upon application by the parties to the agreement, or by a shareholder, by the President of the Higher Regional Court *("Oberlandesgericht")* in Frankfurt/Main. The Arbitration Panel shall have discretion to appoint a representative of the shareholders of either or both parties, to participate in the proceedings.
- The proceedings of the Arbitration Panel shall be conducted in line with the rules and regulations for arbitration panels, in accordance with section 306 of the German Stock Corporation Act.

The purchase price will not be due and payable upon completion of the sale, but on 31 December. The purchaser is entitled to make payment prior to this date. Where shareholders of DePfa Deutsche Pfandbriefbank AG exercise their right of purchase pursuant to Clause 4 of the Agreement [between DePfa Holding plc and DePfa Deutsche Pfandbriefbank AG] on the purchase and sale [of the entire share capital of DePfa Bank AG] (cf. section (5) below), the Irish Parent Company shall pay the purchase price, plus the difference to the cap applicable for the purchase price adjustment; this payment shall be made on the due date for the purchase price payable with respect to shares purchased by the seller's shareholders. The purchase price shall accrue interest at the prevailing three-month EURIBOR rate, for the period from the transfer date to the payment of the purchase price. To secure payment of the purchase price, plus accrued interest claims, a floating charge under Irish law, or comparable form of collateral, will be established in favour of DePfa Deutsche Pfandbriefbank AG with respect to all assets of the Irish Parent Company that are eligible for such forms of collateral. In preparation for the listing of DePfa Bank AG, the Management Board of DePfa Deutsche Pfandbriefbank AG shall release the collateral held with respect to the DePfa Bank AG shares, having satisfied itself that payment of the purchase price is sufficiently secure.

(3) All various warranties pledged by the parties to each other are customary for a cross-border sale; the present wording tends to represent a less stringent standard (for details please refer to section V. 2 a) (3)). The agreement explicitly rules out any assurances or warranties over and above the contractual agreements.

(4) The parties guarantee to each other that they will undertake all the steps necessary to implement the agreement, and to make any necessary declarations. In addition, DePfa Deutsche Pfandbrief Bank AG is obliged in particular to obtain all the government and regulatory approvals necessary for the sale and transfer, and in particular to report the transfer of the shares to the German Federal Banking Supervisory Authority.

(5) Shareholders of DePfa Deutsche Pfandbriefbank AG will also be entitled to participate in the flotation of DePfa Bank AG, even if they did not take part in the share exchange. Those shareholders are entitled to purchase DePfa Bank AG shares from the Irish Parent Company, at the same terms and conditions set out below:

- The Irish Parent Company shall grant shareholders of DePfa Deutsche Pfandbriefbank AG the right to purchase shares in DePfa Bank AG, even if they did not accept the offer of the Irish Parent Company (to be published during January 2002) to exchange DePfa Deutsche Pfandbriefbank AG shares into shares of the Irish Parent Company.
- This right shall be subject to the proviso that shareholders eligible for purchase must notify the seller of their shareholding until the end of the exchange period, indicating that they reserve the right of purchase. When giving said notice, shareholders shall provide evidence of their shareholding and submit a confirmation that their shares will be held in a blocked account until the end of the exchange period. In the absence of such notification, it would be impossible to determine the number of shares to be reserved to honour shareholders' right of purchase. It should be noted that the notification, as set out above, will not constitute an exercise of shareholders' right of purchase, and in particular will not create any purchase obligation.
- When exercising their right of purchase, eligible shareholders will be entitled to acquire a quantity of DePfa Bank AG shares that is equivalent to their stake held in the issued share capital of the seller, at the time of giving notice. The right of purchase can be exercised, in whole or in part, during a period of two weeks (the "purchase period") ending on the last bank business day prior to the start of trading in DePfa Bank AG shares at the Frankfurt Stock Exchange. The shares will be allocated to shareholders who have exercised their right of purchase, against payment of the purchase price, plus the difference to the cap applicable for the purchase price adjustment, pursuant to Clause 3.1 of the Agreement on the purchase and sale. The seller shall give notice to those shareholders who have reserved their right of purchase prior to the beginning of the purchase period, providing information on the purchase price, the cap applicable for the purchase price adjustments and further details regarding the purchase, and the exercise of the right of purchase.
- The provisions regarding the subsequent adjustment of the purchase price shall also be applicable for those purchasing shares. The difference between the purchase price paid (plus the difference to the cap applicable for the purchase price adjustment) and the final purchase price will be refunded as soon as the final consideration amount has been determined. Any refunds shall accrue interest at the prevailing three-month EURIBOR rate.

This right of purchase creates a level playing field for all shareholders of DePfa Deutsche Pfandbriefbank AG: shareholders will have access to the flotation of DePfa Bank AG regardless of whether they take part in the share exchange.

(6) The agreement on the purchase and sale between DePfa Deutsche Pfandbriefbank AG and DePfa Holding plc is subject to German law. The place of jurisdiction is Frankfurt/Main where no other jurisdiction is mandatory.

5. Disposal of DePfa Deutsche Pfandbriefbank AG's Stake in DePfa-Bank Europe plc to the Irish Parent Company

Simultaneously with the sale of its shareholding in DePfa Bank AG, DePfa Deutsche Pfandbriefbank AG will sell and transfer its wholly-owned stake in DePfa-Bank Europe plc to the Irish Parent Company. The fully-capitalised earnings value *("Ertragswert")* will apply to the sale. The Management Board has instructed PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, as a neutral and independent expert surveyor, to conduct an expert opinion on the determination of the enterprise value of DePfa-Bank Europe plc, in accordance with the principles of carrying out an enterprise valuation ("IDW S 1") laid down by the Main Committee of the Institute of Chartered Accountants in Germany *(Hauptfachausschusses des Instituts der Wirtschaftsprüfer in Deutschland e.V.)* on 28 June 2000.

The agreement between DePfa Deutsche Pfandbriefbank AG and DePfa Holding plc on the purchase and sale of the entire share capital of DePfa-Bank Europe plc essentially provides for the following:

(1) DePfa Deutsche Pfandbriefbank AG will sell its entire shareholding in DePfa-Bank Europe plc, with all rights and obligations attached (including all existing and future entitlements to profits, also including the entitlement for profits with respect to the business year ending on 31 December 2001), to DePfa Holding plc. In addition to DePfa Deutsche Pfandbriefbank AG, the sole shareholders of DePfa-Bank Europe plc are six trustees who each hold one DePfa-Bank Europe plc share on behalf of DePfa Bank AG. The trustees – who are listed by name in an annex to the agreement on the purchase and sale – will hold the shares on behalf of the buyer from the time of execution of the agreement.

(2) The purchase price for the shares (including those held in trust) is € 820 million, plus interest accruing at 6.83% for the period from 15 October 2001 until the completion of the transfer. The interest rate of 6.83% is equivalent to the discounting rate that was applied to rebase the valuation of DePfa Investment Bank Ltd to the technical valuation date of 15 October 2001. When executing the agreement, the Management Board will ascertain that the discounting rate applied is commensurate with the interim development of the company. The purchase price will be due and payable on 31 December 2002. The purchaser is entitled to make payment of the purchase price prior to this date. The purchase price shall accrue interest at the prevailing three-month EURIBOR rate, for the period from the transfer date to the payment of the purchase price. To secure payment of the purchase price, the seller shall acquire a lien on the DePfa-Bank Europe plc shares sold. Since DePfa-Bank Europe plc will acquire the stake in DePfa Investment Bank Ltd at full market value (determined on the basis of capitalised earnings), this stake did not have to be considered for the determination of the purchase price.

(3) All various warranties pledged by the parties to each other are customary for a cross-border sale; the present wording tends to represent a less stringent standard (for details please refer to section V. 2 a) (3)). The agreement explicitly rules out any assurances or warranties over and above the contractual agreements.

(4) The parties guarantee to each other that they will undertake all the steps necessary to implement the agreement, and to make any necessary declarations. In addition, DePfa Deutsche Pfandbriefbank AG is obliged in particular to obtain all the government and regulatory approvals necessary for the sale and transfer, and to ensure the necessary approval of the company management, and registration of the new shareholder in the company's share ledger, in accordance with the Memorandum and Articles of Association of DePfa-Bank Europe plc.

(5) Upon conclusion of the agreement, in addition to the documents required for executing the transfer of the shares, DePfa Deutsche Pfandbriefbank AG will submit the declarations by the Irish Ministry for Enterprise, Trade and Employment, and by the Central Bank of Ireland, expressing their respective approval of the sale and transfer of the shares, or indicating that these authorities do not intend to prohibit, or impose conditions upon the sale and transfer pursuant to Irish antitrust legislation. Furthermore, DePfa Deutsche Pfandbrief Bank AG will ensure that, upon completion of the agreement,

the trustees will supply a declaration whereby the shares held on behalf of DePfa Deutsche Pfandbriefbank AG will now be held on behalf of DePfa Holding plc as from that point in time. Upon execution of the agreement, the Irish Parent Company will grant a floating charge under Irish law, or comparable form of collateral, in favour of the seller, to secure the seller's claims on payment of the purchase price and accrued interest.

(6) The costs attributable to the transfer will be borne by each party. The buyer will bear any stamp duty incurred.

(7) The agreement on the purchase and sale between DePfa Deutsche Pfandbriefbank AG and DePfa Holding plc is subject to German law. In so far as it is legally required, the actual transfer of shares is subject to Irish law. The place of jurisdiction is Frankfurt/Main where no other jurisdiction is mandatory.

The full wording of the agreement is attached as Enclosure No. 4 to this Report.

6. Allocation of DePfa Bank AG Shares to Shareholders of the Irish Parent Company

The split of Public Finance and Property activities will be finalised with the allocation of shares in DePfa Bank AG to the shareholders of the Irish Parent Company. A capital reduction will be carried out by the Irish Parent Company for this purpose by means of a non-cash distribution. The Memorandum and Articles of Association of the Irish Parent Company already provides for the authorisation of the company to conduct such a capital reduction. In addition to a resolution adopted by a General Meeting of Shareholders of the Irish Parent Company, with a majority of at least three quarters, Irish company law requires a ruling by the Irish High Court to permit a capital reduction with non-cash distribution. A resolution for the capital reduction is to be passed by the founding shareholders of the Irish Parent Company immediately prior to the implementation of the exchange offer. Since that resolution will be subject to the condition precedent of the actual implementation of the exchange offer, no additional resolution of the Shareholders' Meeting will be required following the exchange offer. It is planned to reduce the share capital of the Irish Parent Company by the equivalent of the book value of DePfa Bank AG shares tendered for exchange, and thus incorporated in the capital reduction. According to current plans, the reduction will be carried out by diminishing additional paid-in capital.

Following the completion of the exchange offer, the Irish Parent Company will apply to the Irish High Court for the required approval of the resolution to reduce the Irish Parent Company's capital, as passed by the General Meeting of Shareholders immediately prior to the share exchange. The Irish High Court will summon a hearing, stipulating certain conditions regarding the publication of the announcement of that hearing, in particular with respect to the means of publication. In this context, the Irish Parent Company will propose to the Irish High Court to publish the announcement in a German national newspaper, the German Official Gazette *("Bundesanzeiger")*, and in 'The Irish Times'. The Irish High Court will examine the application in terms of formal requirements and content, with a particular focus on whether the resolution for the reduction of capital is comprehensible, given the context, and reasonable. The course of proceedings, as well as the final ruling on the application to be filed by the Irish Parent Company will of course be determined by the Irish High Court. Nevertheless, the Management Board currently expects the Irish High Court ruling to be available as early as June/July 2002. The capital reduction will take effect upon registration of approval by the Irish High Court, and registration of the reduction in the Register of Companies in Dublin. There will be no consideration payable by shareholders of the Irish Parent Company for the allocation of shares in DePfa Bank AG.

Shareholders of DePfa Deutsche Pfandbriefbank AG, who choose not to tender their shares for exchange into shares in the Irish Parent Company, will be eligible to participate in the flotation of DePfa Bank AG (cf. section V. 4 (5)).

The DePfa Bank AG shares will be entitled to a share in the profits from 1 January 2002. A resolution regarding the attribution of distributable profit for the business year 2001 will be passed by the Annual General Meeting of DePfa Bank AG, immediately following the approval and confirmation of the Financial Statements of DePfa Bank AG for the business year 2001. The dividends for the business year 2001 will be distributed to the Irish Parent Company immediately after this AGM. The dividend distribution serves to achieve an equal distribution of the DePfa Group's shareholders' equity among the Public Finance and Property groups.

Following the split, shareholders of the Irish Parent Company will be able to trade their shares independently of the DePfa Bank AG shares which they were allocated. The shares of the Irish Parent Company and of DePfa Bank AG will be priced and traded separately, using different securities ID numbers.

7. Measures Following the Implementation of the Split Concept

a) Transfer of all assets of DePfa-Bank Europe plc to the Irish Parent Company

After implementation of the split, DePfa-Bank Europe plc will transfer almost all its entire assets and liabilities, in accordance with part III of the 1971 Irish Central Bank Act, to the Irish Parent Company, without any consideration. The bank's operations will be continued by the Irish Parent Company. DePfa-Bank Europe plc will no longer conduct its own business following the transfer. The transfer of assets and liabilities will be neutral in terms of income tax.

b) Potential purchase of shares in DePfa Investment Bank Ltd

The Irish Parent Company intends to increase its stake in DePfa Investment Bank Ltd, Nicosia/Cyprus. In so far as the opportunity arises to acquire the shares, at reasonable terms and conditions, through contributions in kind against the issuance of new shares of the Irish Parent Company, the Irish Parent Company will acquire the entire outstanding share capital of DePfa Investment Bank Ltd. Whilst initial talks on such an acquisition have been held with the owners of Catalina Management Ltd, the institution holding the remaining shares in DePfa Investment Bank Ltd, no conclusion has been reached as yet. The Board of Directors will strive to expedite discussions, and to identify such terms based upon which the acquisition of the remaining stake in DePfa Investment Bank Ltd would be possible.

VI. Major Consequences of the Concept

1. Impact in Terms of Company Law

The major consequences of the concept to split the Public Finance and Property activities on the legal position of shareholders of DePfa Deutsche Pfandbriefbank AG are outlined below:

a) Exchange of shares in DePfa Deutsche Pfandbriefbank AG into shares in the Irish Parent Company

As a consequence of the exchange of shares in DePfa Deutsche Pfandbriefbank AG, within the framework of the exchange offer submitted by the Irish Parent Company, shareholders tendering their shares for exchange will receive shares in the Irish Parent Company, which will in turn acquire ownership in the tendered DePfa Deutsche Pfandbriefbank AG shares.

The share exchange will be carried out via an exchange trustee. Deutsche Bank AG, Frankfurt/Main, has been appointed in this capacity. The exchange trustee will contribute the DePfa Deutsche Pfandbriefbank AG shares tendered for exchange into the new Irish Parent Company (by way of a capital increase through contributions in kind), and will in turn accept the new shares issued by the Irish Parent Company within the scope of this capital increase. The shares will be allocated, free of charge, to shareholders who had tendered their shares in DePfa Deutsche Pfandbriefbank AG. This allocation will be carried out by Clearstream Banking AG: shareholders will receive a collective custody credit via their respective custodian banks.

Clearstream Banking AG will be registered as a shareholder in the share ledger of the Irish Parent Company (cf. section V. 3 b above). In its capacity as proxy trustee to shareholders, it also keeps the global share certificate, vesting the aggregate shareholding of all shareholders who tendered their shares for exchange, in safe custody. Shareholders will exercise the rights vested in their shares held individually. In doing so, from a legal perspective, they will act as proxies for Clearstream Banking AG. The Company will take the necessary steps, in coordination with Clearstream Banking AG, to allow shareholders to exercise their rights. The shares in the Irish Parent Company are registered shares with a nominal value of € 3.00 per share. Each share casts one vote at a Shareholders' Meeting. All shares carry the entitlement to dividends. All of the Company's shares vest identical rights and obligations.

b) Split of DePfa Bank AG by way of a Capital Reduction

Upon completion of the share exchange, the Irish Parent Company will purchase all shares held by DePfa Deutsche Pfandbriefbank AG in both DePfa Bank AG, by way of a cash sale at market value (cf. section V. 4 above). Thereafter, the Irish Parent Company will apply to the competent Irish court for approval of a capital reduction, for the purpose of a distribution in kind. Following the approval by the competent court (the Irish High Court in Dublin), DePfa Bank AG shares will be allocated to the shareholders of the Irish Parent Company, to the extent that these shares are not required to cover the right of purchase of shareholders of DePfa Deutsche Pfandbriefbank AG who chose not to participate in the share exchange. The shares will be credited to shareholders' securities accounts by way of book entry. Shareholders eligible for allocation will not need to make any supplementary payment, or other consideration, in exchange for allocation. Upon completion of the distribution in kind, DePfa Bank AG shares will be listed on the Frankfurt Stock Exchange. The execution of the capital reduction will complete the split of Public Finance and Property activities.

c) Shareholder Structure of DePfa Deutsche Pfandbriefbank AG

The shareholder structure of DePfa Deutsche Pfandbriefbank AG after implementation of the public exchange offer will depend on the number of shareholders accepting that offer. If all shareholders of DePfa Deutsche Pfandbriefbank AG take part in the share exchange, the Irish Parent Company will become the sole shareholder of DePfa Deutsche Pfandbriefbank AG. In this case, the shareholder structure of the new Irish Parent Company would be identical to the present shareholder structure of DePfa Deutsche Pfandbriefbank AG. Implementation of the exchange offer will be subject to acceptance by a minimum of 90% of shareholders. Therefore, the new Irish Parent Company will hold at least 90% of DePfa Deutsche Pfandbriefbank AG shares. Likewise, a minimum of 90% of today's shareholders of DePfa Deutsche Pfandbriefbank AG will become shareholders of the Irish Parent Company. Assuming that exactly 90% of present DePfa Deutsche Pfandbriefbank AG shareholders tender their shares for exchange, the percentage interest of each tendering shareholder in the new Irish Parent Company would be 11.1% higher than the previous interest held in DePfa Deutsche Pfandbriefbank AG.

Following the completion of the share exchange, assuming an exchange quota of 90% and the full exchange of the shares held by each of the shareholders referred to below, and considering the notices given to DePfa Deutsche Pfandbriefbank AG pursuant to sections 21 et seq. of the German Securities Trading Act *("Wertpapierhandelsgesetz")* to date, the only stake exceeding 5% of the issued share capital of the Irish Parent Company will be that of DePfa Holding Verwaltungsgesellschaft mbH, Frankfurt/Main; as is the case at present. Besides shareholders of DePfa Deutsche Pfandbriefbank AG taking part in the share exchange, following the share exchange, the only shareholders in the Irish Parent Company will be six founder shareholders, holding one share each (cf. section V. 1 above).

d) Legal Situation of Shareholders Not Participating in the Share Exchange

Initially, there will be no change to the status of shareholders of DePfa Deutsche Pfandbriefbank AG who choose not to tender their shares for exchange.

Once the law regulating public offers to purchase shares and company acquisitions comes into force (assuming that the law will be enacted on the basis of the draft government bill dated 11 July 2001), and provided that the Irish Parent Company acquires more than 95% of shares in DePfa Deutsche Pfandbriefbank AG within the framework of the share exchange, the Annual General Meeting of DePfa Deutsche Pfandbriefbank AG can pass a resolution, upon request of the Irish Parent Company, providing for the mandatory transfer of shares held by any remaining shareholders to the Irish Parent Company, against a reasonable cash compensation to be paid to these shareholders. An arbitration panel can be summoned to review whether such compensation is reasonable. To date, no decision has been taken as to whether this legal option will be applied once the requirements are in place.

For more details regarding the right to purchase DePfa Bank AG shares, refer to section V. 4 (5) above.

e) Impact on the Company Structure of DePfa Deutsche Pfandbriefbank AG

Executing the concept to split Public Finance and Property activities will have far reaching implications for the company structure of DePfa Deutsche Pfandbriefbank AG. Specifically, it will divest its entire Property activities, as well as its international Public Finance activities which to date have been conducted primarily by DePfa-Bank Europe plc and DePfa Investment Bank Ltd, respectively. DePfa Deutsche Pfandbriefbank AG will in future be responsible for the operation of Public Finance activities in Germany, and will continue and expand this business, largely along the lines of the present structure. DePfa Deutsche Pfandbriefbank AG will remain the centre of competence for the long-term refinancing of the Public Finance Group. The bank will receive disposal proceeds with respect to the shareholdings it will transfer to the Irish Parent Company and DePfa Bank AG, respectively. This consideration will be determined in line with the capitalised earnings value, as set out in an expert opinion, or the market value, and will increase the net interest and current income of DePfa Deutsche Pfandbriefbank AG.

2. Tax Implications

The analysis of tax implications in this document, as set out below, is based on applicable tax laws and regulations, as amended at the time of publication. Amendments to legislation as a result of the German Tax Reduction Act *("Steuersenkungsgesetz")* will influence the tax implications described. A draft government bill for a law on the amendment of corporation tax laws *("Gesetz zur Fortentwicklung des Unternehmenssteuerrechts")* has been published; the analysis of tax implications is based on the assumption that the wording of the draft bill will be adopted. The Management Board has made a cautious assessment of the tax implications on the basis of this draft government bill. However, further amendments during the legislative procedure cannot be excluded. Any such amendments would, of course, be outside the scope of this analysis.

Shareholders are therefore advised to read the additional notes given in the documentation supporting the exchange offer when it is published, particularly regarding their personal taxation circumstances. In case of any doubt, shareholders are recommended to consult a tax advisor who will be able to analyse the individual situation of the shareholder concerned. This is particularly relevant for shareholders domiciled outside the Federal Republic of Germany, since their tax treatment will depend on the national taxation rules of their country of residence, as well as any double-taxation agreement.

a) Tax Consequences for the Companies Involved

As part of the split of Public Finance and Property activities, DePfa Bank AG will sell its stake in DePfa Investment Bank Ltd to DePfa-Bank Europe plc. Based on current legislation, this disposal will be tax-exempt for DePfa Bank AG. The Management Board reserves the right to postpone the sale from December 2001 to January 2002 in the event of any changes in tax laws.

DePfa Bank AG intends to sell its stake in DePfa IT Services AG to a wholly-owned subsidiary, provided that DePfa Bank AG does not incur any tax disadvantages in doing so. If appropriate, this disposal is scheduled to take place during January 2002. The recently introduced, "half income taxation" regime *("Halbeinkünfteverfahren")* permits the tax-exempt realisation of hidden reserves on participations. This would have an impact on the tax treatment of the inclusion of the atypical silent partnership into DePfa Bank AG, and would also strengthen DePfa Bank AG's regulatory capital. The degree to which this transaction will be subject to an additional tax burden will mainly depend on developments during the legislative procedure, leading to the final wording of the law on the amendment of corporation tax laws. Depending on this final wording, the sale might not incur any additional tax burden at all. The Management Board would consider a sale to be inappropriate if it were to incur an additional tax burden that would significantly exceed € 10 million.

Based on current legislation, the inclusion of DePfa Deutsche Pfandbriefbank AG's atypical silent partnership in DePfa Bank AG would be exempt from German trade tax. However, if the draft government bill for the law on the amendment of corporation tax laws were to be adopted without changes, the inclusion would be subject to trade tax – in this case, the aggregate corporation tax and trade tax burden would amount to approximately € 48.1 million. The intended conversion of the atypical silent partnership will be subject to corporation tax, at least for a portion of the transaction. Depending on the development of tax laws, the corporation tax burden will be in a range between € 31.6 million and € 47.0 million.

The sale of DePfa Deutsche Pfandbriefbank AG's interests in DePfa Bank AG and DePfa-Bank Europe plc to the Irish Parent Company is scheduled to take place in 2002. Pursuant to the provisions of the German Tax Reduction Act, these transactions will be exempt from both corporation tax and trade tax.

The planned € 160 million special distribution by DePfa Bank AG to the Irish Parent Company will trigger a corporation tax credit of € 26.6 million, by way of realisation of credits which, in the absence of the special distribution, would have accrued in subsequent tax years.

The split of Public Finance and Property activities will require the transfer of additional interests (cf. section V. 2 b above). This will result in tax relief for DePfa Deutsche Pfandbriefbank AG, representing the early realisation of tax benefits which would otherwise have accrued in subsequent tax years.

Depending on the valuation of the property financing portfolio, the transfer thereof from DePfa Deutsche Pfandbriefbank AG to DePfa Bank AG (cf. section V. 2 b above) may result in the realisation of capital gains. Since these gains are equivalent, from an economic perspective, to the present value of future current income, any tax burden incurred on such capital gains would also merely bring forward income taxes which would otherwise have been incurred in subsequent tax years.

Although individual measures required to implement the concept involve Irish entities, these will not incur any tax burdens in the Republic of Ireland. Due to the minimum quota of 90% which is applicable to the exchange of DePfa Deutsche Pfandbriefbank AG shares into shares in the Irish Parent Company, the proposed restructuring measures will be exempt from both Irish capital duty and stamp duty. Given that all these transactions will take place on an intra-Group basis, no capital gains tax will be incurred either.

Up to € 20 million in property transfer tax will be incurred if the share exchange is accepted by a minimum of 95% of shareholders.

b) Tax Implications for Shareholders of DePfa Deutsche Pfandbriefbank AG

aa) Share Exchange

Based on current legislation in Germany and Ireland, the exchange of DePfa Deutsche Pfandbriefbank AG shares into shares in the new Irish Parent Company will not be eligible as a tax-exempt, cross-border contribution within the European Union pursuant to section 23 of the German Mergers and Reorganisation Tax Act *("Umwandlungssteuergesetz")*, and will thus have to be treated in accordance with general taxation principles.

(1) Shares held as assets of a German business

Pursuant to section 8 b, para. 2 of the German Corporation Income Tax Act *("Körperschaftsteuergesetz" – "KStG")*, as amended by the German Tax Reduction Act, the share exchange will be exempt from corporation and trade tax for shareholders otherwise subject to corporation tax (particularly limited companies), whether or not they are domiciled within Germany. According to the opinion of German tax authorities, the exemption of section 8 b, para. 2 KStG will also apply to cases where a capital gain is realised as a result of the share exchange.

For all other shareholders holding the shares as assets of a German business, the share exchange will constitute a realisation of capital gains, pursuant to section 6, para. 6 of the German Income Tax Act *("Einkommensteuergesetz" – "EstG")*. However, thanks to the so-called "half-income taxation" provisions pursuant to section 3 (40) EStG, only 50% of realised hidden reserves (defined as the difference between the purchase price and the exchange price of the shares at the time of the share exchange) will be included for the assessment of income tax and trade tax. An exception is applicable in cases where the shares are held as business assets of a partnership, provided that the partners are subject to corporation tax (irrespective of whether or not they are domiciled in Germany). In these cases, the share exchange will be exempt from corporation tax, pursuant to section 8 b, para. 6 KStG. The issue of whether capital gains realised upon the exchange of shares are also exempt from trade tax is still the subject of controversial discussion in the tax literature. However, representatives of the German tax authorities have indicated preparations for amendments to legislation, which are designed to clarify these issues.

(2) Shares held as private assets

The exchange of shares held as private assets is only subject to taxation where the shares were held for less than one year (disposal of private assets, pursuant to section 23, para. 1, sentence 1 (2) EStG). For shareholders holding a minimum stake of 1% of DePfa Deutsche Pfandbriefbank AG shares, the exchange will be subject to tax in any event. In both cases, however, only 50 % of capital gains will be included for the assessment of income tax (pursuant to section 3 (40) EStG, in conjunction with section 3c, para. 2 EStG).

(3) Shares held by German investment funds

Pursuant to section 40, para. 1 of the German Investment Companies Act *("Gesetz über Kapitalanlagegesellschaften" – "KAGG")*, the share exchange will not have any tax implications with respect to investment fund certificates held as private assets.

Where certificates of an investment fund holding DePfa Deutsche Pfandbriefbank AG shares are held as *assets of a German* business, the tax implications are generally identical to those for the direct ownership of shares. For shareholders otherwise subject to corporation tax (particularly limited companies), whether or not they are domiciled within Germany, any capital gains realised upon the exchange of shares will be exempt from corporation tax and trade tax, pursuant to section 8 b, para. 2 KStG (as amended by the German Tax Reduction Act). In contrast, all other holders of investment certificates will have to include 50% of these capital gains into their tax assessment for income and trade tax, in the event of a distribution of the fund or upon sale of the fund certificates (section 3 (40) EStG; sections 40, para. 1 and 40 a KAGG).

(4) Foreign shareholders

The issue whether the provisions for the tax-exemption of capital gains (pursuant to section 8 b, para. 2 KStG) are also applicable with respect to foreign corporations taking part in the share exchange has yet to be clarified. According to the Company's tax advisors, these provisions also apply to foreign corporations; other foreign shareholders are only subject to a limited tax liability in Germany if they hold a minimum stake of 1% in DePfa Deutsche Pfandbriefbank AG. In the case of shareholders domiciled within a country that has entered into a double-taxation agreement with the Federal Republic of Germany, such agreements usually contain provisions for a general exemption from German taxation. The tax implications would thus depend on the taxation regime of the shareholder's country of residence.

bb) Transfer of DePfa Bank AG Shares to Shareholders of the Irish Parent Company

The distribution of DePfa Bank AG shares to the shareholders of the Irish Parent Company will take place as a distribution in kind, in conjunction with a capital reduction of the Irish Parent Company.

There are no explicit legal provisions governing the tax treatment of German shareholders in the event of capital reductions by foreign companies. This is why the Company has applied to the German tax authorities for clarification of this issue. According to the Company's tax advisors, based on the valuation relationships on which the transaction is based, the capital reduction will not constitute a taxable distribution of profits pursuant to section 20, para. 1 (1) EStG. In any event, the planned capital reduction will be tax-exempt for shareholders of the Irish Parent Company holding shares *as assets of a German business*. For shareholders subject to German taxation, who hold the shares as *private assets*, the capital reduction will not constitute a disposal of private assets pursuant to section 23 EStG (unless they hold a minimum stake of 1% in the Irish Parent Company), and will therefore be tax-exempt. The so-called "principle of transparency" is applicable to shares held by a German investment fund: the tax implications for German holders of fund units are generally the same as with a direct investment in the Irish Parent Company.

The capital reduction of the Irish Parent Company will not lead to any tax burden in Ireland.

cc) Taxation of Shareholders of the Irish Parent Company Following the Share Exchange

Following the share exchange, shareholders who accepted the exchange offer will hold an investment in a limited company incorporated in Ireland. Although the Republic of Ireland levies a withholding tax on dividend payments, recipients of dividends are exempt from this deduction, provided that they are resident in another member state of the European Union, or in another country that has entered into a double-taxation agreement with the Republic of Ireland. Therefore, the vast majority of our shareholders will be exempt from withholding tax, and will receive the dividends without deduction.

(1) Shares held as business assets

Pursuant to section 8 b, para. 1 of the German Corporation Income Tax Act *("Körperschaftsteuergesetz" – "KStG")*, as amended by the German Tax Reduction Act, gross dividend income will be exempt from corporation and trade tax for shareholders otherwise subject to corporation tax (particularly limited companies), whether or not they are domiciled within Germany. However, 5% of dividend income is deemed to represent non-tax-deductible business expenditure (pursuant to section 8 b, para. 5 KStG). Since this amount is thus subject to corporation tax and trade tax, this group of shareholders receives 95% of dividend exempt from income tax.

For all other shareholders holding the shares as assets of a German business, 50% of the gross dividend income will be included for the assessment of income tax and trade tax (pursuant to section 3 (40) EStG, in conjunction with section 3c, para. 2 EStG). The tax treatment in this case is identical to dividends distributed by a German public limited company.

A different treatment applies in cases where the shares are held as business assets of a partnership in Germany: here, pursuant to section 8 b, paras. 2, 5 and 6 KStG, 95% of gross dividend income is exempt from corporation tax for partners who are subject to corporation tax (irrespective of whether or not they are domiciled in Germany). At this stage it is impossible to forecast the final treatment of partial exemption of dividend income from trade tax, given the controversial discussion of this issue in tax publications and the ongoing legislative procedure regarding the law on the amendment of corporation tax laws. For all other partners of a partnership, 50% of the gross dividend income will be included for the assessment of income tax (pursuant to section 3 (40) EStG, in conjunction with section 3c, para. 2 EStG). This is in line with the taxation of dividend payments in Germany.

(2) Shares held as private assets

The dividend income on shares held as private assets is subject to taxation (pursuant to section 20, para. 1 (1) EStG). However, only 50% of dividends will be included for the assessment of income tax (pursuant to section 3 (40) EStG, in conjunction with section 3c, para. 2 EStG). This is in line with the taxation of dividend payments on German shares.

(3) Shares held by German investment funds

In principle, the tax implications for German certificate holders of German investment funds holding shares in the Irish Parent Company are in line with a direct ownership of shares. Dividends paid by the Irish Parent Company, and distributed or reinvested by the investment fund, will be exempt from corporation and trade tax for shareholders otherwise subject to corporation tax (particularly limited companies), whether or not they are domiciled within Germany. The difference compared to a direct investment is the absence of the 5% tax charge that is applicable when the shares are held directly. All other holders of investment fund certificates will have to include 50% of dividends paid by the Irish Parent Company, and distributed or reinvested by the investment fund, into their tax assessment for income and trade tax (section 3 (40) EStG; section 40, para. 2 KAGG).

The "principle of transparency" is also applicable to investors holding fund certificates as private assets: as with a direct investment, they must declare dividends paid by the Irish Parent Company to the investment fund, regardless of whether these are distributed by, or reinvested in the investment fund. Pursuant to section 40, para. 2 KAGG, in conjunction with section 3 (40) EStG, only 50% of income must be included in the tax assessment.

dd) Taxation of Dividend Payments of DePfa Bank AG Following the Distribution in Kind of These Shares by the Irish Parent Company

Following the share exchange, the shareholders of the Irish Parent Company will receive shares in DePfa Bank AG, by way of a distribution in kind by the Irish Parent Company. The tax treatment of dividends paid by DePfa Bank AG will be identical to an existing shareholding in DePfa Deutsche Pfandbriefbank AG.

(1) Shares held as business assets

Pursuant to section 8 b, para. 1 of the German Corporation Income Tax Act *("Körperschaftsteuergesetz" – "KStG")*, as amended by the German Tax Reduction Act, gross dividend income will be exempt from corporation and trade tax for shareholders otherwise subject to corporation tax (particularly limited companies), whether or not they are domiciled within Germany. Pursuant to section 36, para. 2, sentence 2 (2) EStG, these shareholders will be able to set off the mandatory deduction of 20% investment income tax *("Kapitalertragsteuer")* against their corporation tax liability.

For all other shareholders holding the shares as assets of a German business, 50% of the gross dividend income will be included for the assessment of income tax and trade tax (pursuant to section 3 (40) EStG). Pursuant to section 36, para. 2, sentence 2 (2) EStG, these shareholders will be able to set off the mandatory deduction of 20% investment income tax on dividend payments against their income tax liability.

Where the shares are held as business assets of a partnership in Germany, pursuant to section 8 b, paras. 2 and 6 KStG, the gross dividend income is exempt from corporation tax for partners who are subject to corporation tax (irrespective of whether or not they are domiciled in Germany). At this stage it is impossible to forecast the final treatment of partial exemption of dividend income from trade tax, given the controversial debate on this issue in tax publications and the ongoing legislative procedure regarding the law on the amendment of corporation tax laws. For all other partners of a partnership, 50% of the gross dividend income will be included for the assessment of income tax (pursuant to section 3 (40) EStG). Pursuant to section 36, para. 2, sentence 2 (2) EStG, these shareholders will be able to set off the mandatory deduction of 20% investment income tax on dividend payments against their corporation tax or income tax liability, respectively.

(2) Shares held as private assets

The dividend income on shares held as private assets is subject to taxation (pursuant to section 20, para. 1 (1) EStG). However, only 50% of dividends will be included for the assessment of income tax (pursuant to section 3 (40) EStG, in conjunction with section 3c, para. 2 EStG). Pursuant to section 36, para. 2, sentence 2 (2) EStG, these shareholders will be able to set off the mandatory deduction of 20% investment income tax on dividend payments against their corporation tax or income tax liability, respectively.

(3) Shares held by German investment funds

In principle, the tax implications for German certificate holders of German investment funds holding shares in DePfa Bank AG are the same as a direct ownership of shares. Dividends paid by DePfa Bank AG, and distributed or reinvested by the investment fund, will be exempt from corporation and trade tax for shareholders otherwise subject to corporation tax (particularly limited companies), whether or not they are domiciled within Germany. All other holders of investment fund certificates will have to include 50% of dividends paid by DePfa Bank AG, and distributed or reinvested by the investment fund, into their tax assessment for income and trade tax (section 3 (40) EStG; section 40, para. 2 KAGG).

The "principle of transparency" is also applicable to investors holding fund certificates as private assets: as with a direct investment, they must declare dividends paid by DePfa Bank AG to the investment fund, regardless of whether these are distributed by, or reinvested in the investment fund. Once again, pursuant to section 40, para. 2 KAGG, in conjunction with section 3 (40) EStG, only 50% of income must be included in the tax assessment.

3. Impact on the Balance Sheet and Accounting

This section outlines the impact of the concept to split the Public Finance and Property activities on the balance sheet. Unless explicitly indicated otherwise, the analysis has been based on the situation as at 30 June 2001. As a result of the business development after this date, actual developments upon implementation of this concept may diverge from the analysis shown here. The analysis is based on the assumption that the requisite approvals by public authorities and other institutions for implementation of the planned measures will be granted.

a) Fundamental Accounting Policies

At present, DePfa Deutsche Pfandbriefbank AG, in its capacity as parent company of the Group, prepares consolidated financial statements in accordance with United States Generally Accepted Accounting Principles ("US GAAP"), and in compliance with the EU Bank Accounts Directive and the EU Group Accounts Directive. As at 30 June 2001, the scope of consolidated Group companies, in addition to DePfa Deutsche Pfandbriefbank AG, included 76 consolidated subsidiaries and four associated enterprises valued at equity. In addition, DePfa Deutsche Pfandbriefbank AG prepares financial statements according to German commercial law. The last consolidated financial statements will be prepared as at 31 December 2001.

The registered office of the future Public Finance Group will be in the Republic of Ireland. DePfa Holding plc, the new Irish Parent Company, will prepare consolidated financial statements in accordance with Irish law and Irish GAAP, as well as in accordance with US GAAP. Under Irish law, the preparation of consolidated financial statements under US GAAP will not exempt the company from also preparing statements under Irish GAAP. DePfa Deutsche Pfandbriefbank AG, the current parent company, will in future be consolidated as a subsidiary of the Irish Parent Company. The scope of consolidated Group companies of the Irish Parent Company will comprise eleven subsidiaries.

Following the split, DePfa Bank AG will assume the role of parent company for the Property Finance Group. Starting with the business year 2002, it will prepare consolidated financial statements in accordance with US GAAP, consolidating all subsidiaries with material business operations which are under the control of DePfa Bank AG, legal or otherwise. In addition to DePfa Bank AG, the scope of consolidated Group companies will include around 70 consolidated subsidiaries and three associated enterprises valued at equity

b) Impact of Structural Changes on the Balance Sheet (Overview)

The overview shown below summarises the balance sheet situation of DePfa Group as at 30 June 2001 (i.e. prior to restructuring), the balance sheet situation for the Public Finance Bank and Property Bank subgroups, following the split, as well as the consolidated balance sheet situation of DePfa Deutsche Pfandbriefbank AG following the split. The data shown for the Public Finance Bank and the Property Bank has been prepared using pro forma figures derived from current accounting data, which were adapted to reflect the target structure at each stage. The scope of consolidation of the Public Finance Group will mainly comprise DePfa Deutsche Pfandbriefbank AG, DePfa-Bank Europe plc (taking into account the proposed transfer of assets and liabilities), DePfa Investment Bank Ltd, the new Irish Pfandbrief bank (yet to be established), DePfa Capital Japan K.K. and DePfa USA Inc. The scope of consolidated companies of the Property Group will comprise those companies already included within the present Property division. The pro forma disclosure of data also comprises the effect of restructuring measures that go beyond the mere re-allocation of legal entities, to include the transfer of economic assets, such as loans in particular. Shareholders' equity is disclosed at the levels prevailing as at 30 June 2001, and excludes Group profits which will be incurred during the second half of 2001, and the first months of 2002 until the time of the proposed split. Since the exact distribution of shareholders' equity between the two Groups can only be determined on the basis of the 2001 financial statements for individual Group entities, approximated values have been used here.

	Group prior to restructuring 30 June 2001	Groups following share exchange, and following split (Figures based on data as at 30 June 2001)		DePfa Deutsche Pfandbriefbank Group following restructuring 30 June 2001
Assets	DePfa Deutsche Pfandbriefbank Group € mn	Public Finance Bank Group € mn	Property Bank Group € mn	DePfa Deutsche Pfandbriefbank Group € mn
Cash and balamces with central banks	1,183	6,346	837	6,025
Public sector debt instruments and bills of exchange eligible for refinancing at central banks				
Loans and advances to banks	15,751	14,027	5,031	11,737
Loans to customers	80,617	56,267	24,349	43,912
Debt and other fixed-income securities	68,305	65,491	7,814	40,222
Equities and other non-fixed income securities	288	8	280	
Participations	367	87	280	78
Intangible assets	50	47	37	13
Property and equipment	122	96	26	92
Other assets	2,509	2,917	1,990	2,615
Interest deferral and prepaid expenses	4,934	4,581	353	3,489
Total assets	**174,126**	**149,867**	**40,997**	**108,183**

Liabilities, minority interest and shareholders' equity	Group prior to restructuring 30 June 2001 DePfa Deutsche Pfandbriefbank Group € mn	Groups following share exchange, and following split 30 June 2001 Public Finance Bank Group € mn	Property Bank Group € mn	DePfa Deutsche Pfandbriefbank Group following restructuring 30 June 2001 DePfa Deutsche Pfandbriefbank Group € mn
Liabilities to banks	48,861	42,415	20,752	19,102
Liabilities to customers	15,685	4,904	10,781	3,235
Certificated liabilities	97,991	91,179	6,812	76,115
Interest deferral and deferred income	5,123	4,745	378	3,747
Other liabilities	2,031	3,933	572	1,997
Provisions	410	129	281	125
Hybrid capital	1,500	947	553	947
Minority interest	322	532	8	314
Equity	2,203	1,083	861	2,601
Subscribed capital	108	108	126	108
Additional paid-in capital	416	389	260	416
Retained earnings	1,494	447	437	1,892
Other comprehensive income	30	1	28	30
Group retained income		2	– 2	
Group net income/loss	155	136	11	155
Total liabilities and equity	**174,126**	**149,867**	**40,997**	**108,183**

c) Impact of Individual Measures on the Balance Sheet

This section illustrates the impact of individual restructuring measures on the balance sheets of the Group entities involved. The analyses shown below only include the line items directly affected by such measures, and are only given for Group entities with material business operations. The starting scenario for the analyses is the situation as at 30 June 2001, based on the (unaudited) balance sheets of DePfa Deutsche Pfandbriefbank AG, DePfa Bank AG, DePfa-Bank Europe plc, DePfa Investment Bank Ltd and DePfa Capital Japan K.K. as at this date. In addition, a € 150 million capital increase carried out in August 2001 was taken into account for DePfa-Bank Europe plc.

DePfa Deutsche Pfandbriefbank AG

Assets	€ mn	Liabilities, minority interest and shareholders' equity	€ mn
Participation in DePfa-Bank Europe plc	405	Other liabilities	109,041
Participation in DePfa Bank AG	204	Shareholders' equity	1,476
Silent participation in DePfa Bank AG	236	*of which: Subscribed capital*	108
Other assets	109,671	*of which: Net income (loss)*	58
Total assets	**110,517**	**Total liabilities and equity**	**110,517**

DePfa Bank AG

Assets	**€ mn**	**Liabilities, minority interest and shareholders' equity**	**€ mn**
Participation in DePfa Investment Bank Ltd	69	Other liabilities	28,667
Other assets	29,410	*of which: Silent participation by DePfa Deutsche Pfandbriefbank AG*	270
		Shareholders' equity	812
		of which: Subscribed capital	83
		of which: Net income (loss)	66
Total assets	**29,479**	**Total liabilities and equity**	**29,479**

DePfa Bank Europe plc.

Assets	**€ mn**	**Liabilities, minority interest and shareholders' equity**	**€ mn**
Other assets	41,152	Other liabilities	40,747
		Shareholders' equity	405
		of which: Subscribed capital	26
		of which: Net income (loss)	18
Total assets	**41,152**	**Total liabilities and equity**	**41,152**

DePfa Investment Bank, Ltd.

Assets	**€ mn**	**Liabilities, minority interest and shareholders' equity**	**€ mn**
Other assets	912	Other liabilities	691
		Shareholders' equity	221
		of which: Subscribed capital	53
		of which: Net income (loss)	28
Total assets	**912**	**Total liabilities and equity**	**912**

DePfa Capital Japan K.K.

Assets	**€ mn**	**Liabilities, minority interest and shareholders' equity**	**€ mn**
Other assets	12,087	Other liabilities	12,080
		Shareholders' equity	7
		of which: Subscribed capital	1
		of which: Net income (loss)	3
Total assets	**12,087**	**Total liabilities and equity**	**12,087**

(1) Sale of DePfa Bank AG's 60% Stake in DePfa Investment Bank Ltd to DePfa-Bank Europe plc

This measure only has an impact on the balance sheets of DePfa Bank AG and DePfa-Bank Europe plc. Selling its participation at the market value of € 254 million, DePfa Bank AG will realise a capital gain of € 185 million in 2001. DePfa-Bank Europe plc will finance the acquisition from its own liquidity.

DePfa Bank AG

Assets	€ mn	Liabilities, minority interest and shareholders' equity	€ mn
Cash on hand (sale of participation in		Other liabilities	28,726
DePfa Investment Bank Ltd)	254	*of which: Silent participation by*	
Other assets	29,410	*DePfa Deutsche Pfandbriefbank AG*	329
		Shareholders' equity	937
Total assets	**29,664**	**Total liabilities and equity**	**29,664**

DePfa-Bank Europe plc

Assets	€ mn	Liabilities, minority interest and shareholders' equity	€ mn
Participation in DePfa Investment Bank Ltd	254	Other liabilities	40,747
Other assets	40,898	Shareholders' equity	405
Total assets	**41,152**	**Total liabilities and equity**	**41,152**

(2) Inclusion of DePfa Deutsche Pfandbriefbank AG's Atypical Silent Partnership in DePfa Bank AG

From an accounting perspective, the silent partnership will be contributed at its book value. For DePfa Deutsche Pfandbriefbank AG, the book value of the silent partnership is replaced, in an identical amount, by new shares in DePfa Bank AG. DePfa Bank AG will transfer the amount of the silent partnership to issued share capital (in the equivalent of newly-issued shares), and to additional paid-in capital, respectively. As a result, DePfa Bank AG's equity capital will increase by the full amount of the silent partnership.

DePfa Deutsche Pfandbriefbank AG

Assets	€ mn	Liabilities, minority interest and shareholders' equity	€ mn
Participation in DePfa-Bank Europe plc	405	Other liabilities	109,041
Participation in DePfa Bank AG	440	Shareholders' equity	1,476
Silent participation in DePfa Bank AG	0	*of which: Net income (loss)*	58
Other assets	109,671		
Total assets	**110,517**	**Total liabilities and equity**	**110,517**

DePfa Bank AG

Assets	€ mn	Liabilities, minority interest and shareholders' equity	€ mn
Cash on hand (sale of participation in		Other liabilities	28,398
DePfa Investment Bank Ltd)	254	*of which: Silent participation by*	
Other assets	29,410	*DePfa Deutsche Pfandbriefbank AG*	0
		Shareholders' equity	1,266
		of which: Subscribed capital	122
Total assets	**29,664**	**Total liabilities and equity**	**29,664**

(3) Share exchange by way of Contribution of DePfa Deutsche Pfandbriefbank AG Shares into the Irish Parent Company

This measure will exclusively affect the balance sheet of the Irish Parent Company. Depending on the exchange quota (i.e. the percentage of acceptance of the exchange offer), DePfa Holding plc will receive a 90% stake in DePfa Deutsche Pfandbriefbank AG, by way of a contribution in kind. This participation must be accounted for at the prevailing market price of DePfa Deutsche Pfandbriefbank AG. The analysis shown below is based on an assumed exchange quota of 95% (i.e. an exchange of 34.2 million shares, given the total number of 36 million outstanding shares), and on a share price of € 83.33.

DePfa Holding plc

Assets	€ mn	Liabilities, minority interest and shareholders' equity	€ mn
Participation in DePfa Deutsche Pfandbriefbank AG	2,850	Shareholders' equity	2,850
		of which: Subscribed capital	108
Total assets	**2,850**	**Total liabilities and equity**	**2,850**

(4) Sale of DePfa Deutsche Pfandbriefbank AG's 100% Stakes in DePfa Bank AG and DePfa-Bank Europe plc to the Irish Parent Company

The Irish Parent Company will acquire DePfa-Bank Europe plc at the market value, as determined by the expert valuation, and discounted to the point of sale. The exact date of the disposal has not yet been determined, which is why the discounting has been ignored for the purpose of preparing the analysis shown below. The exact purchase price to be paid for the DePfa Bank AG shares will be determined after the first three months of trading the shares on the Frankfurt Stock Exchange. The amount shown here is a pure assumption that only serves the purpose of illustrating the impact on the balance sheets. This amount has not been backed by an expert valuation; neither does it constitute the opinion of senior management regarding a reasonable valuation of DePfa Bank AG. Upon disposal, the carrying value of DePfa Deutsche Pfandbriefbank AG's participations will be replaced by a payment claim against the Irish Parent Company, which, after payment of the purchase price, will in turn be replaced by the book value of reinvestment of the funds. The Irish Parent Company will account for the acquisitions at cost, and will report a corresponding liability.

DePfa Holding plc

Assets	€ mn	Liabilities, minority interest and shareholders' equity	€ mn
Participation in DePfa Deutsche Pfandbriefbank AG	2,850	Liabilities to related parties (acquisitions)	2,400
Participation in DePfa-Bank Europe plc	820	Shareholders' equity	2,850
Participation in DePfa Bank AG	1,580	*of which: Subscribed capital*	108
Total assets	**5,250**	**Total liabilities and equity**	**5,250**

DePfa Deutsche Pfandbriefbank AG

Assets	€ mn	Liabilities, minority interest and shareholders' equity	€ mn
Receivables from related parties (sale of DBE)	820	Other liabilities	109,041
Receivables from related parties (sale of DePfa Bank AG)	1,580	Shareholders' equity	3,030
Other assets	109,671	*of which: Net income (loss)*	1,613
Total assets	**112,071**	**Total liabilities and equity**	**112,071**

(5) Dividends Paid to the Irish Parent Company

Until the completion of the split between Public Finance and Property activities, DePfa Deutsche Pfandbriefbank AG, DePfa Bank AG and DePfa-Bank Europe plc are expected to distribute dividends, which they will have to pay to the Irish Parent Company. At this point, a projection of the exact dividend amounts is impossible. This is why the values used for the analysis must be construed as model assumptions, for purely illustrative purposes. In addition, DePfa Bank AG will distribute a special dividend to the Irish Parent Company, for the purposes of allocating equity capital between the Public Finance and Property Groups. The exact amount of this distribution, which is required to obtain the target allocation of equity capital, is yet to be determined on the basis of equity capital across all Group units. This will in turn require the confirmed financial statements of all Group units for the business year 2001. In addition, DePfa Deutsche Pfandbriefbank AG will make a special distribution – roughly equivalent to existing retained earnings – in order to optimise the allocation of equity capital within the future Public Finance Group. The assumptions used here are an ordinary dividend of DePfa Deutsche Pfandbriefbank AG of € 40 million, plus a special distribution of € 680 million; an ordinary dividend of € 40 million distributed by DePfa Bank AG to DePfa Holding plc, plus a special distribution of € 160 million (for the purpose of allocating equity capital); and a distribution of DePfa-Bank Europe plc to DePfa Holding plc in the amount of € 50 million. In the event that the two special distributions are interpreted as pre-acquisition dividends, DePfa Holding plc will need to reduce the residual values of its participations in DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG accordingly. For the purposes of the analysis shown below, this event was accounted for in an amount of € 646 million for the participation in DePfa Deutsche Pfandbriefbank AG, and € 160 million for the participation in DePfa Bank AG, respectively.

Irish Parent Company (DePfa Holding plc)

Assets	**€ mn**	**Liabilities, minority interest and shareholders' equity**	**€ mn**
Cash on hand (dividends)	934	Liabilities to related parties (acquisitions)	2,400
Participation in DePfa Deutsche Pfandbriefbank AG	2,204	Shareholders' equity	2,978
Participation in DePfa-Bank Europe plc	820	*of which: Subscribed capital*	108
Participation in DePfa Bank AG	1,420	*of which: Net income (loss)*	128
Total assets	**5,378**	**Total liabilities and equity**	**5,378**

DePfa-Bank Europe plc

Assets	**€ mn**	**Liabilities, minority interest and shareholders' equity**	**€ mn**
Cash on hand (dividends)	– 50	Other liabilities	40,747
Participation in DePfa Investment Bank Ltd	254	Shareholders' equity	355
Other assets	40,898	*of which: Dividends distributed*	– 50
Total assets	**41,102**	**Total liabilities and equity**	**41,102**

DePfa Bank AG

Assets	**€ mn**	**Liabilities, minority interest and shareholders' equity**	**€ mn**
Cash on hand	54	Other liabilities	28,398
of which: Sale of participation in DePfa Investment Bank Ltd	254	*of which: Silent participation by DePfa Deutsche Pfandbriefbank AG*	0
of which: Dividends distributed	– 200	Shareholders' equity	1,066
Other assets	29,410	*of which: Dividends distributed*	– 200
Total assets	**29,464**	**Total liabilities and equity**	**29,464**

DePfa Deutsche Pfandbriefbank AG

Assets	€ mn	Liabilities, minority interest and shareholders' equity	€ mn
Cash on hand (dividends)	– 720	Other liabilities	109,041
Receivables from related parties (sale of DBE)	820	Shareholders' equity	2,310
Receivables from related parties (sale of DePfa Bank AG)	1,580	*of which: Other reserves*	9
Silent participation in DePfa Bank AG	0	*of which: Net income (loss)*	1,613
Other assets	109,671		
Total assets	**111,351**	**Total liabilities and equity**	**111,351**

(6) Capital Reduction by the Irish Parent Company Against Distribution of DePfa Bank AG Shares

This measure will complete the split of Public Finance and Property activities. The balance sheet of the Irish Parent Company will show a reduction in the amount of the residual value of the DePfa Bank AG shares (which the Irish Parent Company purchased at market value), with its equity capital reduced in the same amount. From this point, the Irish Parent Company will be the management company of the Public Finance Group, and DePfa Bank AG will assume the same role for the Property Group. The planned transfer of major parts of DePfa Deutsche Pfandbriefbank AG's property financing portfolio to DePfa Bank AG should have been completed by this time, and will have a corresponding impact on the balance sheet of DePfa Bank AG (an increase in the balance sheet total of € 11 billion).

Irish Parent Company (DePfa Holding plc)[1]

Assets	€ mn	Liabilities, minority interest and shareholders' equity	€ mn
Cash on hand (dividends)	934	Liabilities to related parties (acquisitions)	2,400
Participation in DePfa Deutsche Pfandbriefbank AG	2,204	Shareholders' equity	1,558
Participation in DePfa-Bank Europe plc	820	*of which: Subscribed capital*	108
Participation in DePfa Bank AG	0		
Total assets	**3,958**	**Total liabilities and equity**	**3,958**

DePfa Bank AG

Assets	€ mn	Liabilities, minority interest and shareholders' equity	€ mn
Cash on hand	54	Other liabilities	39,398
of which: Sale of participation in DePfa Investment Bank Ltd	254	Shareholders' equity	1,066
		of which: Dividends distributed	0
of which: Dividends distributed	– 200		
Other assets	40,410		
Total assets	**40,464**	**Total liabilities and equity**	**40,464**

[1] This illustrative description of balance sheet developments is based on the assumption that, as at the time of this snapshot, payment of the purchase price for the DePfa Bank AG shares has not been made. In the event of the consideration being paid prior to the determination of the final purchase price, the effect on the balance sheet of the Irish Parent Company will be a reduction in the line item "Liabilities to related parties" (by the amount of the purchase price - € 1,580 in the sample illustration shown here), while the line item "Liabilities to banks" will increase by the purchase price plus the difference to the cap applicable for the purchase price adjustment. From the perspective of DePfa Deutsche Pfandbriefbank AG, the line item "Receivables from related parties" will be diminished by the purchase price, while the line item "Cash on hand" is increased by the purchase price plus the difference to the cap applicable for the purchase price adjustment.

(7) Transfer of Assets and Liabilities of DePfa-Bank Europe plc to the Irish Parent Company

This transfer will comprise the transfer of all assets and liabilities of DePfa-Bank Europe plc to the Irish Parent Company, at residual (book) values. The Irish Parent Company's existing participation in DePfa-Bank Europe plc will be replaced by the individual line items (assets and liabilities). The shareholders' equity of DePfa-Bank Europe plc will henceforth be reported by the Irish Parent Company. In accordance with US GAAP, the difference between the residual value of the participation in DePfa-Bank Europe plc and the net value of transferred assets and liabilities of DePfa-Bank Europe plc will be deducted from the shareholders' equity of the Irish Parent Company, without any impact on its income statement. With the transfer, the Irish Parent Company will be transformed from a pure holding company into a universal bank. Its balance sheet will comprise the assets and liabilities transferred from DePfa-Bank Europe plc, and additionally the acquired participations, particularly those in DePfa Deutsche Pfandbriefbank AG, DePfa Investment Bank Ltd and DePfa Capital Japan K.K. Dividend income and funds generated within ordinary banking operations will be used to redeem the funding of purchase prices for the acquisition of participations in DePfa-Bank Europe plc and DePfa Bank AG.

DePfa Holding plc

Assets	**€ mn**	**Liabilities, minority interest and shareholders' equity**	**€ mn**
Cash on hand (dividends)	934	Other liabilities of DePfa Holding plc	2,400
Participation in DePfa Deutsche Pfandbriefbank AG	2,204	Other liabilities of DePfa-Bank Europe plc	40,747
Participation in DePfa-Bank Europe plc	0	Shareholders' equity	1,092
Participation in DePfa Investment Bank Ltd	254	*of which: Subscribed capital*	108
Assets of DePfa-Bank Europe plc	40,848		
Total assets	**44,240**	**Total liabilities and equity**	**44,240**

The amount of shareholders' equity of DePfa Holding plc after completion of this step depends on the ratio between the market value of DePfa Deutsche Pfandbriefbank AG at the time of inclusion into DePfa Holding plc on the one hand, and the purchase price paid for the participation in DePfa Bank AG on the other hand. The higher the market capitalisation, the higher the holding company's shareholders' equity. However, consolidated shareholders' equity of the Public Finance Group will be unaffected: although a higher book value of DePfa Deutsche Pfandbriefbank AG shares upon inclusion will increase shareholders' equity within the financial statements of DePfa Holding plc, this will in turn necessitate a higher reduction of residual values when consolidating participations.

Following this step, the consolidated balance sheet of the Public Finance Bank (managed by DePfa Holding plc), and the consolidated balance sheet of the Property Bank (managed by DePfa Bank AG) will be presented as shown in the table in paragraph b) above.

d) Impact on Accounting

Based on figures as at 30 June 2001, following the completion of restructuring measures, the Public Finance Group will have consolidated total assets in the amount of € 150 billion, and shareholders' equity (in accordance with US GAAP) of approximately € 1.1 billion. Following the split, the Property Bank Group will have consolidated total assets of approx. € 41 billion, and shareholders' equity (in accordance with US GAAP) of approximately € 0.9 billion At 30 June 2001, consolidated total assets of the DePfa Group amounted to more than € 174 billion, with shareholders' equity (US GAAP) of approximately € 2.2 billion.

The difference of approximately € 200 million between the pro forma shareholders' equity of both banks (based on figures as at 30 June 2001) will be largely eliminated prior to the split, by way of adjustments with respect to consolidated subsidiaries of DePfa Bank AG. In particular, this will include the planned disposal of project development companies where losses have been carried forward and, if required, by an adjustment to the special distribution of DePfa Bank AG to the Irish Parent Company (cf. section (5) above). However, at the time of the split, the two banking groups will still show a difference in shareholders' equity in accordance with US GAAP. This will be due to two reasons: (i) the requirement of an even split in core regulatory capital, which will necessitate a compromise in the event of discrepancies between shareholders' equity according to US GAAP and core regulatory capital; and (ii) the fact that profits made in the business year 2002 will not be shared evenly, but will remain with the legal entities (and consequently within the associated Group) where they occur.

4. Regulatory Aspects of the Split Concept

The realignment of Public Finance and Property activities is being pursued in close cooperation with the German Federal Banking Supervisory Authority and the Central Bank of Ireland.

a) New Regulatory Environment of the Irish Parent Company

It is planned to obtain an Irish banking licence for the Irish Parent Company by March 2002. In the event that this banking license has not yet have been granted at the time of the exchange offer coming into effect, under Irish law, the Irish Parent Company would act in the capacity of a pure financial holding company until the granting of the banking license. During this short transitory period, the regulatory supervision of DePfa Group would be carried out either by the German Federal Banking Supervisory Authority, or by the Central Bank of Ireland. This would, of course, necessitate the coordination and agreement between the two regulatory authorities involved. The Irish Parent Company will be transformed into an Irish bank upon being granted the banking license, thereby subjecting itself – and the entire DePfa Group – to supervision by the Central Bank of Ireland. Once the DePfa Bank AG shares have been allocated to the shareholders of the Irish Parent Company, DePfa Bank AG and its subsidiaries will revert to German banking supervision.

The future regulatory environment of the Irish Parent Company and its related parties will be subject to the Irish banking supervisory regime, particularly with respect to the determination of Group core capital and liable capital. As a member of the European Union, the Republic of Ireland has adopted all relevant EU directives. The target levels for the Public Finance Group are a core capital ratio of 10%, and a liable capital ratio of 15%.

b) Regulatory Environment of the Property Bank

There will be no change to the regulatory environment of the Property Bank Group, which will continue to be subject to the provisions of the German Banking Act *("Kreditwesengesetz" – "KWG")*. Following the split, and the even allocation of the DePfa Group's shareholders' equity, the Property Bank will have suitable levels of core regulatory capital and liable capital (defined as core capital plus supplementary capital). The target levels for the Property Bank are a core capital ratio (i.e. the ratio of core capital to risk-weighted assets, both as defined for regulatory purposes) of 5.5%, and a total capital ratio of between 9% and 10%. The significantly higher capital ratios of the Public Finance Group, compared to the Property Group, are the result of the Public Finance Bank's substantial holdings of sovereign debt that do not require capital cover.

c) Recommendations by the Basle Committee on Banking Supervision at the Bank for International Settlements

The DePfa Group has made a voluntary commitment to comply with the recommendations made by the Basle Committee on Banking Supervision at the Bank for International Settlements regarding the international convergence of measuring equity capital, and capital requirements (the "Basle Accord"). As a result of disposals within the scope of the split of Public Finance and Property activities, the formal application of these rules will result in a strong temporary reduction in the core capital of the DePfa Group. Although there will be no change, in economic terms, to the Group's core capital, the minimum capital ratios will no longer be complied with. This effect is due to capital gains incurred by selling banks upon the disposal at market values which, however, will only be eligible as core regulatory capital upon confirmation of the financial statements for the business year during which these gains were incurred. On the buyer's side, the disposals will result in an immediate reduction of core capital – largely due to the mandatory deduction of goodwill created. The effects resulting from the disposal of DePfa Investment Bank Ltd will be eliminated upon confirmation of the financial statements of DePfa Bank AG for the business year 2001. Likewise, the effects resulting from the disposal of DePfa Bank AG and DePfa-Bank Europe plc will be eliminated upon confirmation of the financial statements of DePfa Deutsche Pfandbriefbank AG as at 31 December 2002. These temporary effects will thus not reflect economic fundamentals. Therefore, unless an agreement can be reached with the Basle Committee on Banking Supervision at the Bank for International Settlements, DePfa Group will rescind its voluntary commitment to comply with the provisions of the Basle Accord.

d) Regulatory Environment of DePfa Deutsche Pfandbriefbank AG

DePfa Deutsche Pfandbriefbank AG will remain a mortgage bank under the provisions of the German Mortgage Bank Act. It will thus retain the right to issue Pfandbriefe. It will also retain a suitable level of core regulatory capital and liable capital (core capital plus supplementary capital). The target level is a core capital ratio (i.e. the ratio of core capital to risk-weighted assets, both as defined for regulatory purposes) of 10%.

5. Impact on Employees and Employee Representatives

Within the scope of splitting Public Finance and Property activities, employment relations within the Group's Property activities will be transferred from DePfa Deutsche Pfandbriefbank AG to DePfa Bank AG. Approximately 400 employees at the Group's Wiesbaden Head Office will be affected.

In Germany, no transfer of employees is planned relating to public finance activities, whether from DePfa Bank AG to the Irish Parent Company, or to DePfa Deutsche Pfandbriefbank AG. The only transfers to the Irish Parent Company which are likely to occur will affect individual Head Office employees of DePfa Deutsche Pfandbriefbank AG – each of whom will receive new contracts of employment – as well as employees of the Special Finance Unit at DePfa Bank AG's Dublin branch. The transfer of employment relations from DePfa Deutsche Pfandbriefbank AG to DePfa Bank AG will be carried out on identical terms, in accordance with section 613 a of the German Civil Code. For the purpose of employment provisions based on years of service, all years of service worked at, and recognised by DePfa Deutsche Pfandbriefbank AG will be included in full. The Management Board of DePfa Deutsche Pfandbriefbank AG will agree on a reconciliation of interests, and a social compensation plan with the Works Council of DePfa Deutsche Pfandbriefbank AG. In order to compensate, or mitigate the disadvantages to employees associated with the changes to operations, this is intended to include provisions regarding early retirement, compensation plans, subsidies for transportation cost and removal cost allowance. Furthermore, the negotiations with the Works Council will also cover fundamental principles for the harmonisation of collective agreements, such as works agreements. The process of reconciliation of interests is also intended to include human resources concepts for both banks. The future DePfa Deutsche Pfandbriefbank AG will have around 75 employees; DePfa Bank AG will have around 700 employees based in Wiesbaden.

Independent from the split of Public Finance and Property activities, DePfa Deutsche Pfandbriefbank AG intends to move parts of its Head Office operations to Frankfurt/Main. Since this constitutes a change in operations pursuant to section 111 of the German Employees Representation Act (BetrVG), the Management Board of DePfa Deutsche Pfandbriefbank AG intends to agree upon a reconciliation of interests, and a social compensation plan with the Works Council, prior to the change of location.

The current Works Council of the Wiesbaden operations of DePfa Deutsche Pfandbriefbank AG will be transferred to DePfa Bank AG, requiring the election of a new Works Council at DePfa Deutsche Pfandbriefbank AG. The current Works Council of DePfa Deutsche Pfandbriefbank AG will remain in office for a transitory period not exceeding six months, until a new Works Council has been elected.

The Supervisory Boards of both DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG will continue to be made up, pursuant to sections 76 et seq. of the German Employees' Representation Act, of two thirds of representatives elected by shareholders and one third of employee representatives.

The split of Public Finance and Property activities will not lead to any changes in membership with respect to collective bargaining at both DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG. Following the split, both companies will remain members of the Employers' Association of Private Banks *("Arbeitgeberverband des privaten Bankgewerbes e.V.")* in Berlin.

VII. DePfa Securities and Exchange Trading

1. Impact on DePfa Deutsche Pfandbriefbank AG Shares

The split concept will have no impact on the shares of DePfa Deutsche Pfandbriefbank AG: the same rights will be vested in the shares following implementation of the concept. Accordingly, there will be no change in the certification, in the form of a global share certificate kept in safe custody by Clearstream Banking AG. However, implementing the concept to split Public Finance and Property activities will affect the shareholder structure. The Irish Parent Company will become the largest shareholder; it will hold a stake in the issued share capital of DePfa Deutsche Pfandbriefbank AG that will be equivalent to the quota achieved in the share exchange (cf. section VI. 1 c above).

Shareholders who participate in the share exchange will no longer be shareholders of DePfa Deutsche Pfandbriefbank AG. They will in turn receive new shares in the Irish Parent Company. The shares of the Irish Parent Company are registered shares, and will be issued in the form of a global share certificate which will be kept in safe custody by Clearstream Banking AG. The shares will be transferable by way of book entry, and will thus be eligible for Clearstream Banking AG's electronic clearing system (cf. section VI. 1 a above).

2. Impact on DePfa Bank AG Shares

At present, DePfa Bank AG shares are registered shares, which will be converted to bearer shares prior to the exchange listing. DePfa Bank AG shares will be issued in the form of global certificates, which will be deposited with Clearstream Banking AG for safe custody. DePfa Bank AG shares will only be transferable by way of book entry. Shareholders' rights regarding the issue of individual share certificates will be excluded.

3. Impact on Exchange Trading

a) Current Scenario

Shares in DePfa Deutsche Pfandbriefbank AG are admitted for official trading on the Frankfurt Stock Exchange, and all German regional stock exchanges. DePfa Deutsche Pfandbriefbank AG is a component value of the MDAX index, with a weighting of approximately 2.5% (as at 31 July 2001). It is also included in the Dow Jones Euro STOXX index, as well as the Dow Jones Euro STOXX Financial sub-index, with a weighting of approximately 1.4% (as at 31 July 2001). Like the shares in the Irish Parent Company, DePfa Bank AG shares have not yet been admitted for exchange trading.

b) Impact of the Exchange Offer Submitted by the Irish Parent Company on Trading in DePfa Deutsche Pfandbriefbank AG Shares

The impact of the publication of the exchange offer by the Irish Parent Company to the shareholders of DePfa Deutsche Pfandbriefbank AG will be minimal. The Management Board will ensure that the shareholders who are tendering their shares for exchange will be able to trade their tendered shares on the stock exchange at any time. The shares tendered for exchange will be traded under a new securities identification number. This could result in diverging price developments for the shares tendered for exchange and the remaining shares of DePfa Deutsche Pfandbriefbank AG.

For technical reasons, trading in DePfa Deutsche Pfandbriefbank AG shares tendered for exchange will be suspended for a short period of time, namely from the point in time where the shares are transferred to a master account of the exchange trustee for contribution into the Irish Parent Company, to when the new shares of the Irish Parent Company, which are issued for this purpose, are issued and allocated. Following delivery and allocation of the new shares, trading in the shares of the Irish Parent Company will commence on the Frankfurt Stock Exchange.

DePfa Deutsche Pfandbriefbank AG shares which have not been tendered for exchange will remain tradable both during and after the exchange period. The DePfa Deutsche Pfandbriefbank AG shares will continue to be listed after the share exchange. However, liquidity is likely to be significantly restricted in DePfa Deutsche Pfandbriefbank AG shares which were not tendered for exchange. No decision on a potential de-listing has been taken.

c) Impact of the Allocation of DePfa Bank AG Shares to Shareholders of the Irish Parent Company

Upon implementation of the capital reduction by the Irish Parent Company, shareholders who exchanged their DePfa Deutsche Pfandbriefbank AG shares for shares in the Irish Parent Company will additionally be allocated shares in DePfa Bank AG. It is planned to apply for admission of DePfa Bank AG shares for Official Trading at the Frankfurt Stock Exchange. Also, following admission, the shares of the Irish Parent Company will be listed under a separate securities identification number and will be tradable, separately and independently, from such time as they are listed.

d) Inclusion in the Dow Jones Euro STOXX Index and Dow Jones Euro STOXX Financial Sub-Index

Given that the MDAX index only comprises shares of German issuers, the Irish Parent Company shares will not be included in the index. Also, following completion of the share exchange, DePfa Deutsche Pfandbriefbank AG will no longer qualify for inclusion in the MDAX, in view of the low remaining free float. Following completion of the share exchange, the shares in the Irish Parent Company are expected to be included immediately in the Dow Jones Euro STOXX index and in the Dow Jones Euro STOXX Financial sub-index.

At this point the issue of a potential inclusion of DePfa Bank AG in the MDAX index, following the implementation of the split, is unresolved. From today's perspective, however, it can be assumed that DePfa Bank AG will meet all the criteria to qualify for inclusion in the index.

VIII. Notes on the Memorandum and Articles of Association of the Irish Parent Company and DePfa Bank AG

1. Memorandum and Articles of Association of the Irish Parent Company

The Irish Parent Company will be incorporated under the company name "DePfa Holding plc." as an Irish public company limited by shares (plc), with its internal legal structure governed by Irish law. Both the Company's internal legal structure and its corporate governance result from the interaction of the Company's Memorandum with its Articles of Association and the general provisions of Irish company law. For the full wording of both the Memorandum and the Articles of Association, please refer to Enclosure No. 5. Essentially, the Memorandum of Association lays down the object and business purpose of the Company, while the Articles of Association set out any other provisions regarding the Company's constitution. Together, the Memorandum and Articles of Association form the constitution of the Irish Parent Company; both follow Irish practice with regard to their content and structure. In addition, the Memorandum and Articles of Association contain a number of provisions based on the German practice for listed companies.

The corporate language of the Irish Parent Company is English. Where the Memorandum and Articles of Association, or any announcements, notifications and reports of the Company to its shareholders are drawn up in English, these will be translated into the German language.

a) Object of the Company

The object of the Company is set out in the Memorandum of Association and – provided that the Irish Central Bank grants the necessary regulatory approval – will include, in particular, banking operations and the management of a group of companies.

b) Share Capital

The share capital of the Company is € 130,000,002. The Board of Directors is authorised to issue shares from authorised capital without any resolution from the General Meeting being necessary. Upon incorporation, 13,334 shares having a nominal value of € 3.00 per share (in the aggregate, a nominal value of € 40,002) will be issued. Share capital in the amount of € 129,960,000 will remain available for the implementation of a share exchange and other future measures associated with the issuance of shares. The authorisation for the issuance of shares from authorised capital will expire five years after incorporation, or the passing of a resolution by the General Meeting on the creation of authorised capital. The authorised capital may be extended, renewed, increased or altered by resolution of the General Meeting. In the current business year, new shares will participate fully in any profits achieved by the Company since the commencement of the business year.

The authorised capital is a flexible instrument of equity financing. Assuming the exchange offer is accepted by all shareholders, shares with an aggregate nominal value of up to almost € 108,000,000 will be required for the implementation of the offer. The Board of Directors currently intends to use the remainder of the authorised capital for the issuance of shares in connection with a stock option plan for Group employees; and to minority shareholders of DePfa Investment Bank Ltd, in consideration for the acquisition of their shares. In the event of a capital increase from authorised capital (except in the case of capital increases against contributions in kind), shareholders have, in principle, a mandatory pre-emptive right which may be excluded by a qualified majority. This subscription right has been excluded with regard to the existing share capital of the Irish Parent Company for a period of five years as well as with regard to capital increases through contributions in kind resulting from the resolution on incorporation or by virtue of law.

Shares must be issued at least at par value. On issuance, a minimum of 25% of the nominal and any premium must be paid up for the shares (with the exception of employee shares). Currently, the Board of Directors intends to issue only fully paid-up shares. Where shares have been issued without the full nominal value being paid up, the Company will have the first and paramount lien on any such share. The Company is entitled to request full payment by the shareholders at any time and has a right of realisation if the relevant shareholders do not comply with the request for full payment within 14 days. Moreover, the Company has the option to declare null and void any shares which have not been paid up to the required extent after request for full or partial payment and whose cancellation by compulsory redemption has been threatened.

c) Shares, Classes of Shares and Transfer of Shares

The Company's shares are registered par-value shares. In connection with the split, the Company will issue ordinary shares only. As yet, unit shares are not permitted under Irish company law. The nominal value per share will be € 3.00, reflecting their notional interest in DePfa Deutsche Pfandbriefbank AG's share capital. Each share casts one vote at a General Meeting. All new shares to be issued in connection with the share exchange will be entitled to a share in the Company's profits. All shares of the Company will be equal with regard to the distribution of profits. For a period of two months following the purchase of shares, the shareholders will be entitled to demand the issue of certificates vesting their new shares held. They will, however, not be entitled to demand the issue of individual share certificates.

The registration of the transfer of shares in the share ledger may be effected by written declaration using a standard form, or in any other manner determined by the Board of Directors. The Board of Directors will register new shareholders in the share ledger. Until such time as the registration has been completed, the previous shareholder will still be deemed to be the party having rights and obligations vis-à-vis the Company. Assuming that approval for the split is granted, Clearstream Banking AG will be entered into the Company's share ledger, on behalf of the shareholders, and act as a proxy trustee for said shareholders (cf. section VI. 1 a above).

d) Executive Bodies of the Irish Parent Company

In accordance with Irish law, the Irish Parent Company will have two executive bodies:

- the Board of Directors; and
- the General Meeting.

Since Irish company law does not provide or allow for the creation of a third executive body, the Company will not have a Supervisory Board.

In accordance with Irish law, the General Meeting is the central corporate body from which all powers and authorities (including the powers and authorities of the Board of Directors) originate. The business of the Company will be managed by the Board of Directors in accordance with the general power conferred upon it by the Articles of Association. Such general power may be altered or limited by amendment to the Articles of Association. Furthermore, the General Meeting may object to specific business management measures and instruct the Board of Directors to refrain from implementing any such measures.

e) General Meeting of Shareholders

The powers and authorities conferred upon the Board of Directors of the Irish Parent Company by its Articles of Association specifically exclude:

- the appointment of members to the Board of Directors;
- appropriation of distributable profit;
- the appointment of external auditors;
- the repurchase of own shares (requires authorisation);
- any amendments to the Articles of Association;
- increasing the share capital;
- the granting of options or convertible bonds excluding shareholders' subscription rights;
- the approval for the transfer of all assets;
- reducing capital where such reduction is not part of the redemption of redeemable shares;
- the conclusion of controlling or profit-transfer agreements;
- the conversion, legal merger or splitting where this would alter the Company's legal form;
- the winding up of the Company.

Irish law does not provide for the formal granting of discharge to the members of the Board of Directors. It is, however, common practice in Irish companies to seek approval from the General Meeting whenever extraordinary business transactions arise (in particular, where such transactions may have a material effect on the Company's constitution, or are of particular importance to the Company).

The General Meeting will make its decisions by way of resolution. As a rule, the General Meeting passes its resolutions by a simple majority vote of all shareholders present or represented by proxy (ordinary resolution). Where required by law or the Articles of Association, a qualified majority vote, consisting of three quarters of all shareholders present or represented by proxy, will be necessary (special resolution). In the case of a tied vote, the respective resolution proposal will be deemed to have been rejected. The issues to be resolved by a qualified majority vote include:

- any amendments to the Memorandum and Articles of Association, involving the modification of the object of the Company;
- any capital increases excluding shareholders' subscription rights;
- the granting of options or convertible bonds excluding shareholders' subscription rights;
- the approval for the transfer of all assets;
- any capital reduction where such reduction is not effected through redemption of redeemable shares;
- the conclusion of controlling or profit-transfer agreements;
- the conversion, merger or splitting where this would alter the Company's legal form;
- the winding up of the Company.

The Board of Directors may convene General Meetings. General meetings may also be convened on the requisition of members holding not less than ten per cent (10%) of voting shares. Any notice convening a general meeting must specify the time and place of the meeting as well as the general nature of the business to be transacted. The Articles of Association also permit the convening and holding of General Meetings at a venue outside the Republic of Ireland. Where this option is not exercised, both the Annual General Meeting and any Extraordinary General Meetings shall be held in Dublin. Annual Meetings will be convened giving one month's notice, thus extending for the Irish Parent Company the statutory minimum time limit of 14 days for ordinary resolutions and 21 days for special resolutions. The invitations and any other mandatory company announcements will be effected by publication in the German Federal Gazette (*Bundesanzeiger*) or in a nation-wide German or Irish daily newspaper, or by notifying the shareholders by letter, or any combination of the above. In accordance with the requirements of Irish company law, the invitations will be issued in both English and German, with the English text prevailing. It is planned to also publish in the German Federal Gazette any notifications and announcements required by law or the Memorandum and Articles of Association.

Upon convening the General Meeting, the shareholders will also be notified of its agenda and the individual items on the agenda. Irish company law does not require the Board of Directors to notify the shareholders of any proposals. It is, however, planned that the Board of Directors will, in fact, submit one proposal for each agenda item. Generally, such proposals are explained in greater detail (setting out their rationale) in the invitation documents. The business transacted at an Annual General Meeting typically includes the consideration of both the annual accounts and the annual consolidated accounts, the reports of the Directors and Auditors, the resolution on the appropriation of distributable profit, the appointment of Directors, the fixing of the remuneration of Directors (except the management fee of Executive Directors which is generally fixed by a Compensation Committee), the appointment of external auditors and the fixing of their remuneration. The invitation must contain a note with regard to the option of appointing a proxy (who may or may not be a shareholder).

The Chairman or, in his absence, the Deputy Chairman of the Board of Directors will chair every General Meeting of the Company. The Chairman is responsible for the orderly conduct of General Meetings and decides on points of order, matters of procedure or amendments to the text of ordinary resolutions, where notice of the intention to propose that amendment has been given to the Company by a shareholder (qualified to vote at the meeting) less than 48 hours before the time appointed for the holding of the meeting.

A General Meeting will be deemed to have a quorum when two shareholders or their proxies are present. The Articles of Association contain provisions for a simplified convening of another General Meeting in cases where the first meeting did not reach a quorum. The Directors will have the right to participate in and speak at General Meetings or other meetings of shareholders of specific classes of shares.

The voting on proposals will be carried out either by shareholders personally, or by their proxies. The Articles of Association require that the instruments appointing a proxy are deposited with the Company not less than 48 hours (or such lesser period as may be permitted by law) before the time appointed for the holding of the meeting. The purpose of this requirement is to enable the Company to duly prepare for the General Meeting and carefully examine the proper representation by proxy. As long as Clearstream Banking AG is registered in the shareholders' ledger as the proxy trustee of the Irish Parent Company's shareholders (see No. VI 1 a above), these shareholders may formally participate in the General Meeting by way of an authorisation granted by Clearstream Banking AG. This authorisation bestows upon these shareholders any and all rights of shareholders registered in the share ledger. For this purpose, shareholders will be required to register with Clearstream Banking AG for participation in the General Meeting. The invitation to the General Meeting will contain information on the requirements for registration with Clearstream, or other registration agencies. For technical reasons, shareholders will be required to register with Clearstream Banking AG no later than seven days prior to the General Meeting. It has not yet been decided whether or not the Company will appoint proxies. Where proxies have been appointed, the voting right may be exercised via said proxies. Further details will be announced in the invitation to the General Meeting.

As a rule, voting at General Meetings will be effected by way of polling. Procedural resolutions put to the vote of the General Meeting may be decided on a show of hands. With regard to procedural resolutions, a poll may be demanded by at least three members present (in person or by proxy), or by members representing not less than one-tenth of the total rights of all the members having the right to vote at the meeting, or by the Chairman of the meeting.

The issues to be resolved at a General Meeting must be stated in the invitation to this meeting. Shareholders have a right to speak, and to put forward questions with regard to every agenda item. The Board of Directors will be obliged to provide any and all information with regard to the agenda items which would enable shareholders to come to a well informed decision. In addition, shareholders have the right to receive the annual report and the annual financial statements and to inspect various registers, such as the share ledger, the register of holders of debt securities issued by the Company, and the register showing any interests held by the Directors in the Company.

In accordance with Irish company law, shareholders who believe that the management of the company conflicts with their interests are entitled to apply to the Irish courts. This blanket provision permits the review of company resolutions by the Irish courts. In specific cases, the court may appoint a special auditor to investigate internal transactions of the company.

With regard to the agenda items announced, shareholders may submit proposals that differ from the proposals submitted by the Board of Directors. However, proposals that are merely the negation of executive proposals are not permissible; nor are proposals admissible that place a greater burden on the Company than existing proposals. With regard to extraordinary resolutions, Irish courts accept only to a limited extent deviations from any proposals announced.

f) Board of Directors

The Board of Directors conducts the Company's business and represents the Company vis-à-vis third parties. The Board of Directors usually consists of both Executive and Non-Executive Directors. Notwithstanding the principle of overall responsibility of the Board of Directors, in practice the Non-Executive Directors assume rather more an advisory and supervisory function. On completion of the exchange offer, the Board of Directors will consist of 14 members, i.e. seven Executive and seven Non-Executive Directors. Pursuant to the Articles of Association, the maximum number of Directors is 20. There are no plans at present to appoint directors to the remaining six offices.

The Board of Directors of the Irish Parent Company will be subdivided into an Executive Committee and a Supervisory Committee. The Executive Committee will consist only of Executive Directors and be responsible for the management of the Company, while Non-Executive Directors will sit on the Supervisory Committee. The latter will primarily fulfil an advisory and supervisory function. As, pursuant to Irish law, the Board of Directors is one single body, the relationship between the two committees will not be governed by the Articles of Association, but by the provisions of the internal rules of procedure adopted by the Board of Directors. In addition to the Executive Committee and the Supervisory Committee, an Audit Committee and a Compensation Committee will be established; these will comprise only of Members of the Board of Directors elected by the General Meeting. The creation of additional committees will also be possible.

The Board of Directors will be authorised to confer specific powers upon individual Directors which may, in turn, be sub-delegated to third parties. These specific powers may be revoked, withdrawn, altered or varied at any time. The same will apply correspondingly to the delegation of powers to a sub-committee of the Board of Directors.

The members of the Board of Directors will be appointed by ordinary resolution of the General Meeting. Any vacancies on the Board of Directors may be filled either by the General Meeting, passing the necessary ordinary resolution, or by appointment of a Director by the Board of Directors. Where the Board of Directors appoints a new Director, this Director's term of office will end at the close of the next General Meeting; re-appointment shall be permitted. The General Meeting may remove Directors by ordinary resolution. However, this will not affect any entitlement the Director so removed may have for compensation due to early termination of said Director's employment contract. Furthermore, Directors may be removed by unanimous resolution by the other members of the Board of Directors. Directors may also resign from their office. Finally, Directors will be removed from their office if they are adjudged bankrupt or if they have been absent from meetings of the Board of Directors for more than six consecutive months without permission. In addition, there are statutory reasons for the disqualification of directors, for example, where a director has been convicted of an indictable offence in connection with insolvency proceedings.

Resolutions of the Board of Directors are passed by a simple majority vote; in the case of a tied vote, the vote of the Chairman of the Board will be decisive. Directors who have a personal commercial interest in any matter to be decided by resolution will be excluded from exercising their voting right when the Board of Directors votes on this matter. All Directors will be required to disclose to the Board of Directors

whether they have a personal commercial interest in any contract, arrangement, transaction or proposal with the Company. Any such declarations must be made in writing and would be open for inspection by any Director, the Secretary, Auditor, or any shareholder of the Company, at the Company's registered office.

All Directors (executive and non-executive) will receive a remuneration as well as compensation for their expenses. The General Meeting will decide on the amount of remuneration for all Directors by a simple majority vote. The Executive Directors as well as any Directors entrusted with special offices or tasks (such as chairing the Board of Directors, or a committee) may receive additional compensation or remuneration for this activity by way of a special agreement. This decision will be made by the Board of Directors, i.e. usually the Compensation Committee. Every Director, the Chief Executive Officer, the external auditors, the Secretary or other officer of the Company will be entitled to be indemnified against all costs, charges, losses, expenses and liabilities incurred by them in the execution or discharge of their duties or in relation thereto. To the extent permitted by Irish law, the Company will be authorised to purchase and maintain third-party liability insurance (D&O insurance) for the benefit of officers of the Company, including Directors as well as external auditors and employees of the Group. The persons insured will be required to contribute to the cost of these insurance policies in accordance with Irish law.

g) Secretary

The Company will have a Secretary in accordance with Irish company law who will be the keeper of the company seal. The Secretary will be entrusted with the tasks assigned to this office by codified or customary law, in particular the formal confirmation of Company acts and the maintenance of Company records and registers. The Secretary will be appointed or removed by the Board of Directors.

h) Preparation and Audit of the Financial Statements

Both the financial statements and the consolidated financial statements will be prepared by the Board of Directors and audited by independent external auditors. The external auditors will be appointed by the General Meeting for a period of one year until the end of the next Annual General Meeting. It is common practice to pass a resolution according to which the external auditors are deemed to be re-appointed, if their appointment is not expressly revoked or they have been replaced with auditors appointed in any other way. The Board of Directors will ensure that the auditing company replaces the Senior Auditor in charge at regular intervals. Should the appointed external auditors be prevented from carrying out their duties or are subsequently not able to perform their duties for any other reason, the Board of Directors will be authorised to appoint new auditors.

The Board of Directors will have discretion to transfer part of the profits to retained earnings.

i) Appropriation of Distributable Profit

The General Meeting will decide on the appropriation of distributable profit (and in particular on the dividends paid) by ordinary resolution. Shareholders may partially re-invest any distributable profits. The Articles of Association permit the payment of interim dividends from any distributable profits; any such decision will be made at the discretion of the Board of Directors exercising all due care and diligence. As a general rule, dividends must be paid in cash. However, the Board of Directors may offer the shareholders – if necessary subject to the General Meeting's approval – in lieu of the entire or partial cash dividend a non-cash dividend payable in additional shares of the Company. The Memorandum and Articles of Association lay down the determination of the issue price for any shares to be so issued, which will be based on the average share price determined on the first five exchange trading days on the Frankfurt Stock Exchange on which the Company's shares are traded following the resolution concerning dividend payments.

2. Memorandum and Articles of Association of DePfa Bank AG

By the time the shares in DePfa Bank AG are allocated to the shareholders of the Irish Parent Company, DePfa Bank AG will have a new Memorandum and Articles of Association based on the German practice for listed companies. For the entire wording of both the Memorandum and the Articles of Association, please refer to Enclosure No. 6.

a) Article 1 of the Memorandum of Association (Company Name and Registered Office)

The company name should reflect the Company's focus as an international Property bank. A final decision on the future company name has not yet been made. DePfa Bank AG will transfer its registered office from Berlin to Wiesbaden, from where the Company is already being managed.

b) Article 2 of the Memorandum of Association (Object of the Company)

Article 2 of the Memorandum of Association determines the object of the Company as follows:

"(1) The object of the Company shall be the operation of banking business of whatever kind, the performance of financial and other services as well as the promotion of international business relationships."

DePfa Bank AG's business activities focus on property business (including the provision of related IT services), in particular property financing. DePfa Bank AG will be the future parent company of the entire Property Group. In view of this structure, the Memorandum of Association contains the following addition with regard to the object of the Company:

"(2) The Company may conduct business in the areas named in paragraph 1 either directly, or indirectly via its interests held in other companies.

(3) The Company shall be authorised to perform any and all measures and actions associated with the object of the Company or suitable for its promotion. The Company may perform services of whatever kind. The Company may establish branch offices or form, acquire or hold interests in other companies, particularly in such companies whose objects include, in whole or in part, the above mentioned business areas. The Company may alter the structure of companies it holds an interest in, combine these under unified management, or limit itself to the management of these companies, or dispose of their shareholdings. Moreover, the Company may transfer its operation, in full or in part, to non-affiliated enterprises."

c) Article 5 of the Memorandum of Association (Share Capital)

DePfa Bank AG's share capital is currently € 83,200,000. The implementation of two capital adjustments is planned prior to the allocation of shares to the shareholders of the Irish Parent Company. In January 2002, the share capital will be increased by € 7,800,000 by way of a capital increase against contributions in kind. The new shares will be purchased by DePfa Deutsche Pfandbriefbank AG, which will in turn contribute its silent partnership in DePfa Bank AG to the Company, as a contribution in kind (cf. section V. 2 c above). Immediately preceding the allocation of the shares to the shareholders of the Irish Parent Company, the Company's share capital will be further increased, out of retained earnings, up to an amount of € 108 million. This capital increase has the purpose of adjusting the share capital ratio to that of the Irish Parent Company. The capital increase from retained earnings will enable the allocation of DePfa Bank AG's shares to the shareholders of the Irish Parent Company on a 1:1 basis. The existing registered par-value shares will be converted into bearer unit shares, equivalent to a share of the equity capital of € 3.00 each.

The Company will have sufficient authorised capital to ensure that it is able to resort to all appropriate standard equity financing instruments. The authorised capital amounts to € 40,000,000. The shares from authorised capital may be issued in one or more tranches, against cash contributions or contributions in kind. The authority to issue shares from authorised capital will expire on 30 November 2006. The shares may also be subscribed by a bank or a bank consortium, subject to the obligation to offer them to the shareholders for subscription. Subject to approval by the Supervisory Board, the shareholders' pre-emptive rights may be excluded in the following cases:

(1) for a total amount not exceeding € 8,000,000, where the issue price of the shares is not significantly below the stock exchange price;

(2) for fractional amounts arising from the determination of the applicable subscription ratio;

(3) where this is necessary to grant a subscription right for new shares to holders of conversion or option rights issued by the Company, or its affiliated companies, at the time of utilisation of the authorised capital and in connection with the issue of convertible bonds or bonds with warrants, which subscription right is required to entitle these holders to the same extent as they would have been entitled on exercising their conversion or option rights;

(4) for an amount of up to € 4,000,000, to offer employees (of the Company or its affiliated companies) shares for subscription;

(5) for an amount of up to € 8,000,000, where the new shares will be issued against contributions in kind to purchase shareholdings and companies.

The planned authorisations to effect the exclusion of shareholders' statutory subscription rights are based on the rationale described below:

Regarding (1)
Sections 203, paras. 1 and 2 and section 186, para. 3 (4) of the German Stock Corporation Act (*"Aktiengesetz"* – *"AktG"*) specifically provide for the exclusion of pre-emptive rights. This enables the management to take advantage of favourable opportunities on the stock market whenever they arise, and to react quickly to price developments on the market, thereby achieving a high issue price and thus the optimisation of equity capital. The amount to be subject to authorisation will not exceed the statutory limit of 10% of the share capital. Where, in connection with an increase in share capital, the Company makes use of the possibility to exclude subscription rights, the management will minimise any discounts from the issue price in relation to the market price and is expected to limit any such discounts to 3% (in any case, however, to a maximum not exceeding 5%). This will ensure that any economic dilution of shareholdings will be kept to a minimum. Given the existence of a liquid market and the amount of freely floating stock, it is also ensured that shareholders would be able to purchase shares on the stock exchange at similar prices.

Regarding (2)
To a lesser extent, the exclusion of subscription rights is an option in the case of capital adjustments associated with shareholders' pre-emptive rights, where so-called fractional shares are required for the calculation of a specific subscription ratio or minor rounding-up of the total issue price. Any residual amounts resulting from such fractional shares will be utilised in line with market conditions.

Regarding (3)
In addition, the exclusion of shareholders' pre-emptive rights will also be permitted where – in order to hedge against dilution – this would be necessary to grant holders of previously issued warrants (from bonds cum warrants or convertible bonds) such a subscription right as they would have enjoyed had they exercised their option or conversion right as share-owners.

Regarding (4)
In line with the policy pursued to date by DePfa Deutsche Pfandbriefbank AG, DePfa Bank AG intends to continue offering its employees shares for subscription. The issue of employee shares encourages identification with the Company and loyalty amongst its staff, and would therefore be in the best interest of both the Company and its shareholders.

Regarding (5)
The proposed authorisation will provide the Management Board with the necessary room for manoeuvre to quickly and flexibly take advantage of any emerging opportunities for the acquisition of companies or shareholdings. The Company's strategic goal is its value-oriented development to become a Property Bank geared towards the international market. This goal will be achieved not only by sustainable investments in existing businesses, but also by targeted acquisitions to ensure profitable external growth. With regard to the acquisition of companies and shareholdings, the Company will be competing on a global level. As part of its acquisition policy, the Company must be able, at all times, to act quickly and flexibly in both the national and international markets in the best interest of the Company and its shareholders. Recent developments in the international economy show that the acquisition of companies and shareholdings against the issue of new shares is gaining importance. To a certain degree, this form of consideration corresponds with the sellers' expectations. It also has the added advantage of not placing a burden on the Company's liquidity. The proposed authorisation for the issue of new shares, excluding shareholders' pre-emptive rights, will enable the Management Board to acquire companies or shareholdings in full or in part against the issue of new shares, without having to tap the stock market. The acquisition of companies or shareholdings against the issue of new Company shares requires the exclusion of shareholders' pre-emptive rights. The proposed authorisation involves less than 10% of the existing share capital of the Company and would be moderate with regard to its extent.

In addition, the Company's share capital will be subject to a conditional capital increase of up to € 20,000,000. The conditional capital increase is intended to enable the service of convertible bonds and/or bonds cum warrants and/or convertible profit-participation certificates issued by the Company on the basis of the authorisation which the General Meeting will approve together with the establishment of conditional capital. The wording of the authorisation resolution will be as follows:

"a) The Management Board shall be authorised to issue by 30 November 2006, on one or more occasions, convertible bonds and/or bonds cum warrants and/or convertible profit-participation certificates (hereinafter "convertible bonds and/or bonds cum warrants") with an aggregate nominal value of € 400,000,000, which grant option and/or conversion rights to ordinary shares of the Company, equivalent to a share of the equity capital of up to € 20,000,000. In connection with this authorisation resolution, the convertible bonds and/or bonds cum warrants may also be issued to domestic or foreign subsidiaries wholly owned by the Company. In this case, the Management Board shall be authorised to guarantee the convertible bonds and/or bonds cum warrants, including any conversion and/or option rights granted, or to grant to the holders of any bonds issued by the subsidiary option rights or conversion rights to new Company shares.

As an alternative to the issuance in euro, the convertible bonds and/or bonds cum warrants may also be issued in any currency which is the legal tender of an OECD member state (limited, however, by the equivalent value in euro). The time to maturity of the convertible bonds and/or bonds cum warrants may be up to twenty (20) years.

Where convertible bearer bonds are issued, the holders and/or creditors of such debt securities shall be entitled to convert their bonds into new shares of the Company in accordance with the applicable convertible bond terms. The exchange ratio shall be based on the division of the nominal value of a bond by the fixed conversion price of one new Company share. Where the issue price falls below the nominal value, the exchange ratio may also be ascertained by dividing the issue price of a bond by the fixed conversion price of one new Company share. Provisions may be made for setting a variable exchange ratio, with the conversion price being fixed at an amount exceeding the set minimum

conversion price, depending on the development of the share price during the time to maturity. Even where the exchange ratio/conversion price is variable, the specific conversion and/or option price to be set for a share must be no less than 80% of the average closing auction price of the Company shares in trading on Xetra, the electronic trading system of the Frankfurt Stock Exchange (or any other system that may succeed Xetra, with comparable functionality) during the ten trading days prior to the day on which the Management Board passes a resolution on the issue of convertible bonds and/or bonds cum warrants, or no less than 80% of the average closing auction price of the share in trading on Xetra (or any other system that may succeed Xetra, with comparable functionality) during the days on which the relevant subscription rights are traded at the Frankfurt Stock Exchange (with the exception of the last two days of trading in subscription rights). The exchange ratio may in any case be rounded up or down to an integer; in addition, an additional cash contribution may be required. Finally, provisions may be made for the combination of fractional shares and/or a related cash settlement.

Where bonds cum warrants are issued, one or more warrant(s) shall be attached to each bond. These warrants shall entitle the holder to subscribe new shares of the Company in accordance with the options terms yet to be established by the Management Board. The proportion of equity capital attributed to each individual share to be subscribed per bond may not exceed the nominal value of the bonds cum warrants. The option rights shall have a lifetime of no more than twenty (20) years.

Moreover, the terms and conditions for conversion may create a conversion obligation at the end of the lifetime of the option right (or earlier). Furthermore, the applicable convertible bond terms may require the Company, upon conversion, to compensate the parties entitled to conversion in the equivalent cash value, instead of in Company shares. The equivalent cash value shall correspond to the average closing auction price of the shares in trading on Xetra (or any other system that may succeed Xetra, with comparable functionality) at the Frankfurt Stock Exchange during the last one to ten trading days prior to declaring the intention to convert. The proportion of equity capital attributed to each individual share to be issued upon conversion may not exceed the nominal value of the convertible bonds.

Notwithstanding the provision of section 9, para. 1 AktG, in accordance with a dilution protection clause to be contained in the applicable convertible bond and/or option terms, the conversion and/or option price shall be reduced, upon exercise of the conversion right, by payment of the respective cash amount or by reduction of the additional contribution if the Company increases its share capital during the conversion or option period, while at the same time granting its shareholders a subscription right, or issues additional convertible bonds and/or bonds cum warrants, or grants any other option rights, but does not grant subscription rights to the existing holders of convertible bonds and/or bonds cum warrants to which these holders would be entitled on exercising their conversion and/or option rights. To the extent possible, the exchange ratio may also be adjusted by way of division by the reduced conversion price (in lieu of a cash payment or reduction of the additional contribution). Furthermore, the terms may provide for an adjustment of the conversion/option rights in case of a capital reduction.

Interest rates for convertible bonds and/or bonds cum warrants may be variable and may depend, in particular, on the distributable profit and/or the dividend for Company shares as determined by the resolution on profit appropriation. Deferred payment claims may arise with regard to previous years.

The Management Board shall be authorised to determine any further specifications with regard to issue and features of convertible bonds and/or bonds cum warrants, i.e. in particular issue price, lifetime and denomination, conversion and/or option price and period, or stipulate these in agreement with the executive bodies of the subsidiaries issuing the relevant convertible bonds and/or bonds cum warrants.

b) The convertible bonds and/or bonds cum warrants shall be offered to the shareholders for subscription. The convertible bonds and/or bonds cum warrants may also be subscribed by a bank or a bank consortium, subject to the obligation to offer them to the shareholders for subscription. Subject to approval by the Supervisory Board, the Management Board shall be authorised

(1) to exclude fractional amounts from shareholders' subscription rights;

(2) to exclude subscription rights to the extent necessary to ensure that holders of existing conversion and/or option rights with regard to convertible bonds and/or bonds cum warrants already issued or yet to be issued by the Company and/or one of its affiliated companies will be granted a subscription right that would entitle such holders to the same extent as they would have been entitled on exercising their conversion or option rights; and

(3) to exclude the subscription right of shareholders with regard to convertible bonds and/or bonds cum warrants where the issue price is not significantly below the theoretical market value of the bonds ascertained in accordance with recognised mathematical valuation methods. For the purpose of ascertaining the market value, an expert opinion must be obtained from an experienced investment bank that does not participate in the issue of the relevant bond. However, in this case, the exclusion of subscription rights shall apply only to bonds with a conversion or option right to shares equivalent to a portion of the equity capital of no more than ten (10) per cent and only to the extent that the authorised capital pursuant to Article 5 of the Memorandum of Association or any authorisation to sell own shares in any other manner than on the stock exchange or by offer to all shareholders, excluding subscription rights pursuant to or in accordance with the analogous application of sections 203, para. 1 and 186, para. 3 (4) AktG, has not been utilised."

The planned authorisations of the Management Board to effect the exclusion of shareholders' subscription rights are based on the rationale described below:

Re (1)
Fractional amounts may result from the determination of the aggregate nominal value of convertible bonds and/or bonds cum warrants (yet to be issued) in order to reach a feasible subscription ratio. Excluding any subscription rights to fractional amounts facilitates the process of issuing convertible bonds and/or bonds cum warrants. As freely marketable fractions, the convertible bonds and/or bonds cum warrants excluded from the shareholders' pre-emptive rights will either be traded on the stock market or otherwise sold on a "best effort" basis to third parties.

Re (2)
In specific cases, holders of convertible bonds and/or bonds cum warrants issued by the Company usually enjoy protection against dilution if additional convertible bonds and/or bonds cum warrants are issued. On the capital market, protection against dilution is normally afforded either by adjusting the convertible bond or options terms (compensatory cash payment, reduction of any additional contributions and/or adjustment of the exchange ratio), or by granting a subscription right to the new convertible bonds and/or bonds cum warrants. The Management Board will decide (in agreement with the Supervisory Board) which of these two options would be more suitable; this decision will be made immediately prior to the utilisation of the authorisation to issue additional convertible bonds and/or bonds cum warrants. To prevent being restricted from the outset to the first alternative (compensatory cash payment, reduction of any additional contributions and/or adjustment of the exchange ratio), the Management Board will be authorised to exclude, with the approval of the Supervisory Board, the shareholders' pre-emptive rights for the new convertible bonds and/or bonds cum warrants to the extent that this would be necessary in order to grant a subscription right to holders of existing convertible bonds and/or bonds cum warrants which equals the subscription right they would have been entitled to had they made use of their conversion or option rights prior to the issue of the new convertible bonds and/or bonds cum warrants. Any new convertible bonds and/or bonds cum warrants issued, to the exclusion of subscription rights, to holders of existing convertible bonds and/or bonds cum warrants will be issued to these holders at the same conditions as these bonds are offered to Company shareholders for subscription.

Re (3)
Furthermore, subscription rights may be excluded, with the Supervisory Board's approval, where the relevant issue is effected at a price which is not significantly below the theoretical market value of the bonds ascertained in accordance with recognised mathematical valuation methods. The exclusion of the subscription right enables the Company to take advantage of favourable opportunities on the stock market whenever they arise, and to react quickly to price developments on the market, thereby achieving high cash inflows. Pursuant to section 221, para. 4 (2) AktG, the provision of section 186, para. 3 (4) of the same Act shall apply mutatis mutandis to the exclusion of pre-emptive rights. In order to comply with the limit (10% of the share capital) imposed by this provision on the exclusion of pre-emptive rights, the authorisation will be restricted to bonds with a conversion or option right to shares whose aggregate value is equivalent to up to ten per cent of the share capital. This also includes any shares issued from the Authorised Capital I pursuant to Article 3, para. 4 of the Memorandum of Association to the exclusion of pre-emptive rights, in accordance with sections 203, para. 1 and 186, para. 3 (4) AktG. Section 186, para. 3 (4) AktG requires that the issue price must not be significantly below the stock exchange price. To ensure that this requirement is also met with regard to the issue of convertible bonds and/or bonds cum warrants, the Management Board of the Company is under the obligation to use recognised mathematical valuation methods for ascertaining the theoretical market value of the bonds. Moreover, whenever an the Company effects an issue to the exclusion of the subscription right pursuant to section 186, para. 3 (4) AktG, the Management Board is required to obtain an expert opinion from an experienced investment bank that does not participate in the issue of the relevant bond. This will safeguard the rights of shareholders and protect their shareholdings from dilution. Where the Company makes use of the possibility to exclude subscription rights, the management will minimise any discounts from the issue price in relation to the market price ascertained and is expected to limit any such discounts to 3% (in any case, however, to a maximum not exceeding 5%). This will ensure that any economic dilution of shareholdings will be kept to a minimum. Given the existence of a liquid market and the amount of freely floating stock, it is also ensured that shareholders would be able to purchase shares on the stock exchange at similar prices.

Finally, the Management Board will be authorised, by resolution of the General Meeting, to issue profit-participation certificates. The following authorisation resolution is proposed for approval:

> "The Management Board shall be authorised to issue by 30 November 2006, on one or more occasions, profit-participation certificates (with a lifetime not exceeding 25 years), up to a maximum nominal value of € 500,000,000 or the corresponding equivalent in another currency that is legal tender. The profit-participation certificates shall be of such a nature as to comply with the requirements of the German Banking Act (*"Kreditwesengesetz"*), which permit the capital paid-in for the purpose of granting profit-participation certificates to be included under liable capital.
>
> The Management Board is hereby authorised to exclude any fractional amounts (resulting from the specific subscription ratio) from shareholders' pre-emptive rights.
>
> Furthermore, the Management Board is hereby authorised to entirely exclude all shareholders' subscription rights. However, this authorisation may only be exercised where the profit-participation certificates have the characteristics of a debenture, i.e. if they do not constitute any membership rights nor any subscription or conversion rights to DePfa Bank AG shares, do not grant any entitlement to the liquidation proceeds and if the amount of the distribution is not based on the amount of the net income, distributable profit or dividend. Moreover, in this case, both the amount distributed and the issue price of the profit-participation certificates must reflect the prevailing market conditions for comparable borrowings at the time of issuance."

The rationale of the proposed authorisation of the Management Board to issue profit-participation certificates is to enable the bank to flexibly adapt its capital base to business requirements, thereby ensuring its future development. While the bank has adequate shareholders' equity to meet the requirements of the German Banking Act, it must also have sufficient scope for action to be able to raise own funds at any time, and in line with the prevailing market conditions. In accordance with the requirements of section 10, para. 5 of the German Banking Act, namely subordination, loss sharing and a minimum term of five years, profit-participation certificates are included under the liable own funds. The authorisation o exclude subscription rights enables the Management Board to take advantage of favourable market opportunities, such as low interest rates or high demand, whenever they arise, thus benefiting the Company. This is not ensured in the case of issues associated with subscription rights, as there is a standard waiting period of about four weeks between the fixing of the terms and the expiry of the subscription period. Where the market interest rates rise or fall within this period, the bank will run the risk of not being able to place its issue in full or in part, bear additional costs and price losses, and ultimately pay an excessive interest rate. In view of the increasing market volatility, these considerations are of particular commercial significance. By excluding pre-emptive rights, a Company may avoid any such risks and procure own funds more cost-effectively.

In order to minimise any impairment of shareholders' interests, the exclusion of subscription rights is subject to certain requirements. With the exception of the criteria "loss sharing" and "subordination", the profit-participation certificates must have the same features as simple debt securities. This means that the profit-participation certificates must not confer any membership rights, such as option or conversion rights to shares of DePfa Bank AG, and must not entitle to a share in the profits or in liquidation proceeds. In accordance with the requirements of the German Banking Act, an entitlement to distributions exists only insofar as the payment of interest would necessarily require a distributable profit to be made by the Company. Due to the debenture-like features of profit-participation certificates, the membership of our shareholders will remain unaffected; neither their voting right nor their entitlement to pro-rata dividend payments or their share in the corporate assets would be altered by the issue of profit-participation certificates exclusive of subscription rights.

Our shareholders' financial interests could only be affected inasmuch as the issue of profit-participation certificates – depending on the prevailing market situation – would have to be associated with slightly higher interest payments than non-subordinated borrowings by the bank, in order to compensate for subordination and loss sharing. On the other hand, the bank will benefit from the fact that profit-participation certificates are included in the bank's liable capital. In addition, both the issue price and the entitlement to distributions associated with such profit-participation certificates must reflect the prevailing capital market conditions for comparable subordinated liabilities at the time of issuance. This means that the amounts distributed on profit-participation certificates may exceed the yield (at the time of issuance) of non-subordinated debt securities having the same term (and issued by the Bank) only in so far as a yield mark-up is necessary for the placement to compensate for subordination and loss sharing of the profit-participation certificates. This is ensured by obtaining the relevant offers from market participants immediately prior to placement. Due to these prices being in line with market conditions, no subscription rights would arise at the time of issuance, leaving shareholders unaffected by any pecuniary prejudice.

Where the Management Board does not utilise the above authorisation to exclude shareholders' subscription rights, shareholders – as a rule – have a pre-emptive right. In this case, only a partial exclusion of the subscription right with regard to fractional amounts would be possible.

d) Article 6 of the Memorandum of Association (Form and Certification of Shares)

Article 6 of the Memorandum of Association sets out form and certification of shares and governs the possibility of stipulating provisions with regard to the entitlement to profits associated with new shares where these provisions deviate from statutory provisions. This Article contains provisions commonly used today in Memoranda of Association. The right of shareholders to demand the issue of certificates vesting their shares (including profit shares) is excluded, unless the issue of certificates is required pursuant to the rules and regulations of any exchange market on which the shares are admitted to trading. The purpose of this provision is to avoid the relatively high cost of issuing separate certificates for the shares of individual shareholders. Given the common practice of book entry transfers, there is no need for exchange-listed public limited companies to grant every shareholder the right to receive individual certificates. Today, the delivery of individual certificates has almost no practical significance for exchange-listed public limited companies.

e) Articles 7 to 18 of the Articles of Association (Management Board, Supervisory Board and General Meeting)

Articles 7 to 8 of the Articles of Association contain the rules concerning the executive bodies of the Company. These provisions largely correspond to the provisions in the Articles of Association of DePfa Deutsche Pfandbriefbank AG, and to common practice of German exchange-listed public limited companies. In so far as the provisions in the Articles of Association differ from those of DePfa Deutsche Pfandbriefbank AG, these differences are described below:

- Article 9, para. 2 of the Articles of Association requires a period of notice of one month where a member of the Supervisory Board withdraws from his or her office. This is appropriate.

- The Articles of Association of DePfa Deutsche Pfandbriefbank AG fix the remuneration for members of the Supervisory Board. In contrast, Article 9, para. 4 of the Articles of Association of DePfa Bank AG provides that the General Meeting shall decide on the remuneration. Accordingly, DePfa Bank AG's rules on remuneration may be modified without amending the Articles of Association. The Management Board may specify a shorter deposit period in the invitation to a General Meeting.

- With regard to the abridgement of the legally permitted deposit period (which is required for the participation in a General Meeting) in accordance with the German Act on Registered Stock (*"Namensaktiengesetz"*) (section 123, para. 3 (1) AktG as amended), Article 15, para. 2 of the Articles of Association states that both the participation in the General Meeting and the exercise of the voting right require the deposit of the shares no later than on the seventh day prior to the meeting unless the Management Board has specified a shorter deposit period.

- Article 16, para. 2 provides that a voting proxy may be issued to a proxy appointed by the Company, also by way of electronic data transmission. This requires both the appointment of a proxy as well as the creation of the prerequisites for electronic transmission of voting proxies and their authentication by the Company. The voting proxies may only be granted using a technically common authentication and/or a digital signature to be specified by the Company. Any additional information on the granting of voting proxies to the proxy appointed by the Company will be announced at the time of convening the General Meeting.

IX. Determination of the Enterprise Value of DePfa-Bank Europe plc and DePfa Investment Bank Ltd

The purchase price the Irish Parent Company will pay to DePfa Deutsche Pfandbriefbank AG for the shares in DePfa-Bank Europe plc and DePfa Investment Bank Ltd has been determined on the basis of a company valuation, in accordance with generally accepted principles of company valuation. For this purpose, the Management Board of DePfa Deutsche Pfandbriefbank AG has instructed PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, to prepare – in its capacity as a neutral and independent expert surveyor – an expert opinion on the determination of the company value of both DePfa-Bank Europe plc and DePfa Investment Bank Ltd; with the valuation to be based on the situation as at 15 October 2001. A detailed description and explanation as to how the enterprise values were determined follows below. The content of the statements by the valuation expert with regard to the valuation principles and the derivation of company values is reproduced here in its entirety. No specific difficulties arose while carrying out the valuation.

1. Valuation Principles and Methodology

Fully-capitalised earnings value

The value of a company is determined by the future financial benefit the company can offer its shareholders, primarily due to its intrinsic value at the time of valuation, its innovative power, its product design and market position, its internal organisation and its management. Assuming that only financial goals are pursued, the value of a company is derived from its capacity to generate a financial surplus for the company owners by harnessing the synergies of all factors impacting on earnings power.

The enterprise value may be determined either on the basis of the fully-capitalised earnings value, or using discounted cash flows. In principle, both valuation methods are equal and, assuming the premises set are comparable, arrive at the same results, as both methods are based on the same investment theory (net present value calculation). In the present case, the evaluation has been performed on the basis of the fully-capitalised earnings value.

The starting point used by both evaluation methods is the determination of the present value of the financial surplus generated by assets required for operation. Assets (including liabilities) which the company may freely dispose of without affecting the actual business purpose (as a functional distinguishing criterion) must be stated separately as being not required for operation. As a rule, the aggregate present value of the financial surplus generated by both asset classes ('required for operation' and 'not required for operation') constitutes the enterprise value.

Forecasting future financial surpluses is the core problem when carrying out any company valuations, and requires giving equal consideration to both opportunities and risks. In general, past earnings power will form the basis of plausibility considerations. Where the earnings potential is expected to change, due to company-related reasons or a change in market position and/or competitive environment, all identifiable differences must be taken into account.

It is assumed that the two companies valued will continue to operate independently in the market ("stand alone" view). As a rule, any effects resulting from splitting Public Finance and Property activities have not been included in the enterprise valuation.

When determining enterprise values, it is a fair assumption that the entire financial surplus will generally be distributed. However, it must be ensured that the material assets required for maintaining the earnings potential will be retained, complying with legal restrictions (in particular any regulatory capital requirements) and economic requirements (in particular with regard to the capital base required by both the capital market and rating agencies). When basing a valuation on fully-capitalised earnings, significant differences between individual transactions effecting the income statement and transactions having an effect on the cash flow statement must be adjusted for by way of a financial requirements analysis.

For the purposes of valuing a company, any future financial surpluses must be discounted, using an appropriate interest rate, to reflect the situation on the valuation date. This capitalisation rate is used to measure any sample values taken against other alternatives.

In accordance with a recommendation issued by the German Institute of Auditors (*"Institut der Wirtschaftsprüfer" – "IDW"*), the effects of shareholders' individual tax burden must also be taken into account when valuing a company. We have no specific information on the tax situation of the companies' public shareholders. The future income to be capitalised was therefore reduced by a standardised personal tax burden in accordance with IDW Standard S 1. Based on the so-called half income taxation regime (*"Halbeinkünfteverfahren"*) effective from 2001, the distribution would therefore be subject to taxation at a rate of 17.5%, i.e. 50% of 35%. The capitalisation rate was also adjusted by the tax effect. The tax rate of 35% is used as a flat rate to reflect the tax burden of large and small shareholders in Germany as well as foreign shareholders. The solidarity surcharge temporarily levied in Germany (and characterised by declining tax rates) has also been included in this flat rate. However, the determination of an objective enterprise value does not allow for the transition to a second valuation step based on the individual personal tax burden instead of assuming standardised taxation at a flat-rate.

While the personal income tax expense must be taken into account when ascertaining both the income to be capitalised and the capitalisation rate, the trade tax only reduces the income to be capitalised, as – unlike the companies valued – private investments are not subject to German trade tax.

For the purposes of company valuation, the value of assets and liabilities not required for operation must be determined separately and then added to the fully-capitalised earnings value of the operating activities.

Special values

Value-creating factors not included in the determination of the fully-capitalised earnings value were assessed separately and then added to that value. In connection with the valuation of DBE, this applies to excess shareholders' equity which is assumed to be distributed and added at the fully-capitalised earnings value.

It is assumed that, as a general rule, any net income generated by the companies is fully distributed to the shareholders. To comply with the regulatory capital requirements, as well as the requirements of both the capital market and rating agencies, we proceeded on the assumption that the companies valued have a core capital ratio exceeding the statutory minimum requirements; this core capital ratio reflects, in fact, the planned future business policy of the companies.

As, on the valuation date, DBE had more core capital at its disposal than was required to cover its commercial needs, we assumed the distribution of the excess core capital. Any diverging adjustments resulting therefrom with regard to refinancing measures were also taken into account. This distribution was added to the fully-capitalised earnings value, as a special value. We proceeded on the assumption that any supplementary capital required would be raised by way of subordinated liabilities. To also comply with regulatory capital requirements in subsequent years, any changes in own funds during the individual projection years were taken into account where appropriate.

Break-up value and net asset value

Where it is more beneficial to dispose of all assets separately (whether required for operation or not), as opposed to maintaining a going concern, the valuation must be based on the break-up value, unless prohibited by law or prevented by factual constraints. As it is planned to continue the operation of the assessed corporate groups in their respective entirety, and without any time limit, we did not carry out a derivation of break-up values. There were no indications pointing to higher break-up values in relation to the fully-capitalised earnings values.

For the purposes of company valuation, the net asset value on its own has no significance.

Market capitalisation

In its ruling of 27 April 1999, the German Federal Constitutional Court held that the full compensation to be paid to minority shareholders (or shareholders that have withdrawn from the company) as an indemnity, or for settlement purposes in connection with the conclusion of direct control contracts and agreements for the transfer of profit, or the integration into another company, must not fall below the market value of the shares which, in the case of listed companies, is determined using the stock exchange price.

The shares of the two companies valued are not listed on any exchange; therefore, no applicable market capitalisation is available. It is not planned to list the shares of DBE or DIBL for trading on a stock exchange.

2. Methodologies

Preface

The aggregate value of the companies is based on their specific fully-capitalised earnings values, complemented by any special values, where applicable.

As at the valuation date, no losses carried forward existed with regard to the companies valued.

The valuations were carried out on a "stand alone" basis, in accordance with the dominant opinion in the field of business economics and prevailing case law, i.e. any effects resulting from splitting Public Finance and Property activities have, in principle, not been included in the enterprise valuation.

The derivation of enterprise values was performed on the basis of unrounded calculations with decimal accuracy. The figures presented in the report have been rounded out by computer. Depending on the presentation method used, this may result in rounding-related deviations.

Valuation date

There is no statutory requirement with regard to the date on which the valuation of the companies must take place. However, by analogy with the provisions of section 30, para. 1 of the German Law Regulating Transformation of Companies (*"UmwG"*) and section 305, para. 3 (2) of the German Companies Act (*"AktG"*), we have selected the day on which the Extraordinary General Meeting will pass a resolution with regard to the concept of splitting as the decisive date for the valuation. The resolution regarding granting or withholding approval for this concept will be passed on 15 October 2001.

As the concept of splitting Public Finance and Property activities must already be submitted by that date, we have used the last reporting date of the companies valued (31 December 2000) as the technical valuation date. All values ascertained for that date were compounded as per 15 October 2001, using the capitalisation rate for a standardised income tax.

All factors impacting on the enterprise value that were known at the time of signing this expert opinion have been included in the company valuation. The actual figures as at 30 June 2001 were analysed. This analysis did not give rise to any adjustment of the 2001 target figures of neither DBE nor DIBL. An amendment to any company values determined would therefore only be necessary if vital factors on which the determination was based change prior to the Extraordinary General Meetings.

Analysis of past performance

To assess the existing earnings power of the companies, and to obtain indicators for the assessment of projections, the expenses and income of the business years 1998 to 2000 were analysed on the basis of financial statements and internal income statements of the companies valued. Given that 1998 was only an abridged business year for DIBL (founded in September 1998), we did not perform an analysis for this particular year.

Past expenses and income of the companies were adjusted by any extraordinary or one-off income and expense items, as well as income and expenses from prior periods, provided that these items were material. These items were mainly profits and losses from currency translation.

Determination of income to be capitalised

To assess the future performance on which the determination of fully-capitalised earnings values is based, the current corporate projections of the two companies for the years 2001 to 2004 were used.

The current forecast scenarios prepared by the companies were analysed with regard to their underlying premises, questioned and checked for their intrinsic coherence, consistency and plausibility.

For this purpose, the projected results of the business units were compared against both past performance and the mid-year performance as at 30 June 2001 (adjusted where required). As the projections reflect the current developments of the companies, no adjustments were made on the basis of the half-year results submitted.

The projection years 2001 to 2004 constitute the first forecast phase in accordance with the phase method which, as a rule, involves basing differentiated future performance on a detailed planning of the factors determining success.

For the period following the 2004 business year, we derived the sustained results from the adjusted results of the year 2004.

The profit before taxes figure derived from the companies' projections was complemented by a tax calculation. The surplus income which can sustainably be distributed was then determined on this basis.

Capitalisation rate

The income to be capitalised was discounted using an appropriate capitalisation rate, to reflect the situation as at the valuation date. The capitalisation rate permits a comparison between the expected net distributions of the company valued and the best possible alternative investment available. With regard to term structure, and safeguarding both income and monetary value, the redemptions resulting from the alternative investment must be equivalent to the net distributions of the company being valued.

It is generally accepted by both the relevant literature on business economics and case law that the derivation of the capitalisation rate must be based on the returns of long-term low-risk debt securities issued by public issuers. As the expected net distributions from these alternative investments are generally not comparable with the companies' net distributions (neither with regard to their term structure nor their level of risk), modifications to the rate of return of such alternative investments will be required. Consequently, for reasons of expediency, the derivation of the capitalisation rate should be based on its individual components, namely reference rate, inflation and growth discount, and risk premium.

The reference rate is determined as follows: in Germany, the average yield on outstanding fixed-income fully-taxed securities of public issuers with a remaining term of ten years exceeded 7% over the last few decades. Currently, the yield on comparable securities of domestic issuers is significantly lower. A reference rate of 6.0% was used as a basis, taking into consideration the interest rate development in the past, the current low interest rate level and current market expectation with regard to future interest rate levels.

The application of an inflation discount was not necessary for the capitalisation of the results separately estimated for the years 2001 through 2004, as both income and expenses were specifically projected as nominal amounts. Accordingly, both the earnings forecast and the capitalisation rate include inflation-related components. From 2005 onwards, the expected average long-term results have been estimated on a constant price basis. The capitalisation rate would need to be adjusted by the inflation rate contained therein, provided it can be assumed that the companies will be able to pass on, in full, any inflation-related increases in costs to their clients. Given the increasing competition in the relevant markets and the growing trend towards concentration, it is a fair assumption that the two companies valued will not be able to pass all effects resulting from inflationary trends on to their clients, and/or any positive impulses gained from shifting the inflationary effects will be set off by the increase in corporate risk. We have used a growth discount of 1.0%, as we believe that the inflation-driven increase in costs can only be partially passed on to the clients.

The capital market rate (rate of return for an alternative investment) includes an, albeit theoretical, mark-up for inflation risks. Corporate profits are not necessarily affected by inflation rates. Rather, it is open as to exactly how a company will adapt to the associated increase in costs and whether or not the market will accommodate an adjustment of revenue. Therefore, an annual increase in profits in line with the annual inflation rate cannot be automatically assumed. Such an assumption would presume that it is possible to pass on to revenue inflation-driven cost increases at the same percentages. Where the capitalisation rate is reduced by a discount for the future inflation rate contained therein, this presumes that the corporate profits will, in fact, increase in line with this inflation discount. This would, in reality, be tantamount to the capital investment in the company not being subject to any inflation in this regard.

When deriving capitalisation rates, its must also be ensured that both options are comparable in terms of risk. Among the factors influencing the risk assessment is the investor's appetite for risk. As the subjective appetite for risk of individual investors cannot be taken into account when performing an objective enterprise valuation, the subjective risk assessment is usually replaced by the general market behaviour which is characterised by the fact that investors regard financial investments in companies as a particular risk (investors' risk). Regarding this general market behaviour, the necessity of a mark-up on the capitalisation rate (rate of return for alternative investments) is generally accepted, provided that risk equivalence has not yet been established when forecasting the results.

The amount of the risk premium is based on the relevant risk structure of the company, the industry and the income range of the company valued. In this particular case, the risk premium was assessed taking into account capital market data in accordance with the Capital Asset Pricing Model (CAPM).

The calculation of this capital market-driven risk premium is based on the yield differential between investments in company shares (equities) and risk-free investments. Capital market surveys show that investments in shares have historically yielded higher returns than investments in low-risk debt securities. Depending on the period under review, risk premiums range from 4% to 6%. We therefore fixed the general risk premium at an average value of 5%. There are no indications that investors will, in future, expect a risk premium that differs significantly from past rates.

In accordance with the company-specific risk, the average risk premium must be weighted using the company's beta factor. The beta factor is a measure for the corporate risk in relation to market risk.

A beta factor greater than 1 indicates that the value of the company's shareholders' equity, on average, responds progressively to market fluctuations, whereas a beta factor smaller than 1 means that, on average, the value changes degressively.

As the companies being valued are not exchange-listed, the specific beta factors of these companies cannot be ascertained empirically; instead, we had to resort to the beta factors of exchange-listed enterprises within the same peer group. Our starting point was therefore the derivation of the mean beta factor of a portfolio of benchmark enterprises. We selected the benchmark enterprises specifically for the individual companies valued. To determine DBE's beta factor, we used the beta factors of seven listed (predominantly European) benchmark enterprises (financial services companies conducting significant public finance business). To determine DIBL's beta factor, we used the beta factors of ten listed (American and European) benchmark enterprises (investment banks).

Based on current capital market data, we determined a company-specific weighting factor ("beta factor") of 0.9 for DBE, and of 2.2 for DIBL, as at 30 June 2001.

The risk premium of the companies valued is calculated by multiplying the standard market risk premium by the specific beta factor.

A standard shareholders' income tax rate of 35% was utilised to reflect the impact of taxation.

Summarised, the capitalisation rate for both planning phases is as follows:

Determination of capitalisation rate (*)	**DBE**	**DIBL**
Risk-free reference rate	6.0%	6.0%
Market risk premium	5.0%	5.0%
Beta factor	**0.9**	**2.2**
Cost of equity before taxes and growth	10.5%	17.0%
Standard personal income tax	3.7%	5.9%
Cost of equity after taxes and before growth	6.8%	11.1%
Growth discount	−1.0%	−1.0%
Cost of equity	**5.8%**	**10.1%**

3. Determination of the Enterprise Value of DePfa-Bank Europe plc

(a) Description of business activities

DBE's business activities consist of Public Finance operations in European Union countries. As at the valuation date, DBE does not have any material interests held that are not required for its operation or any other assets not required for operation.

Historical analysis

The table below shows DBE's adjusted earnings situation in the years 1998 to 2000. The adjustments are mainly associated with the elimination of profits and losses from currency translation. To facilitate the comparability with projections, we have presented US GAAP values derived from the audited financial statements.

DBE

Income statement (€ mn) After adjustments	Actual figures 1998	Actual figures 1999	Actual figures 2000
Net interest income	51	79	66
Net commission income	–5	–8	–6
Other income	2	0	19
Total surplus	**48**	**71**	**79**
Personnel expenditure	–3	–5	–6
Net other income and expenses	–3	–4	–5
Administrative and other expenditure	**–6**	**–9**	**–11**
Operating profit before risk provisioning	**42**	**63**	**68**
Risk provisioning	0	0	0
Profit before taxes	**42**	**63**	**68**

From 1998 to 1999, **net interest income** grew disproportionately, by approx. 55%. This rise is the direct result of an increase in 1999 in both interest-bearing assets and profits from maturity transformation in connection with a securities portfolio held for the purpose of meeting the liquidity ratios. The drop of the net interest income from € 79 million in 1999 to € 66 million in 2000, i.e. by approx. 16%, was mainly due to the decrease in profits from maturity transformation.

The negative (on balance) **net commission income** of DBE consists primarily of fees and compensation payable by DBE with regard to the safe deposit, trading and management of securities. As a general rule, the net commission income develops parallel to the business volume. In line with the interest income, net commission income increased in 1999 due to the positive development of the portfolio; in 2000, however, it once again declined.

The item **other income** consists predominantly of income from the disposal of securities which were sold to compensate for the drop in net interest income. All in all, at € 19 million in 2000, the profit contribution from other income was positive (compared to € 0.4 million and € 2 million for 1999 and 1998, respectively).

Administrative and other expenses grew disproportionately in the years 1998 to 2000. This increase resulted primarily from a rise in average staffing levels (from 34 in 1998 to 68 in 2000) associated with the establishment of representative offices in major European capitals, and an increase in business volume.

DBE has not yet suffered any loan defaults and did therefore not set aside any **risk provisioning.**

All in all, **profit before taxes** increased from € 42 million in 1998 to € 69 million in 2000.

The following table provides an overview of DBE's financial situation:

DBE Balance sheet (€ mn)	Actual figures Dec. 31, 1998	Actual figures Dec. 31, 1999	Actual figures Dec. 31, 2000
I. Assets			
Cash funds	7	254	269
Loans and advances to banks	1,443	853	1,181
Loans and advances to customers	9,322	9,126	11,464
Securities holdings	9,491	17,119	20,177
Other assets	678	776	1,076
Total assets	**20,941**	**28,128**	**34,167**
II. Liabilities, minority interest and shareholders' equity			
Liabilities to banks	10,625	15,133	19,757
Liabilities to customers	2,029	2,099	2,213
Certificated liabilities	6,535	8,970	9,999
Other liabilities	1,459	1,617	1,877
Own funds	291	308	321
Total liabilities, minority interest and shareholders' equity	**20,941**	**28,128**	**34,167**

In the years 1998 to 2000, total assets increased from € 20,941 million (as at 31 December 1998) to € 34,167 million as per 31 December 2000.

The items "securities holdings" (59% share in the total assets in 2000) and "loans and advances to customers" (34% share in the total assets in 2000) are the largest items amongst the balance sheet assets.

The required refinancing was primarily reflected by the items "liabilities to banks" and "certificated liabilities".

Projections

DBE prepares its projections in the form of a bottom-up plan, taking into consideration the planning parameters set by the Group's Management Board. Income is projected on the basis of both the target volume growth and future margin developments. The costs are estimated on the basis of historical cost structures, taking into account any inflation-driven increases in costs as well as improvements in efficiency. This process is carried out on an annual basis in connection with the internal planning process of the DePfa Group. The planning period comprises the current business year and the three subsequent years.

The table below shows how DBE's enterprise value is derived:

DBE Value derivation (€ mn)		2001	Projected figures 2002	2003	2004	Sus- tained
Net interest income		67	60	76	85	83
Net commission income		−7	−8	−8	−9	−9
Other income		18	26	14	10	5
Total surplus		**78**	**78**	**82**	**86**	**79**
Personnel expenditure		−10	−10	−11	−13	−13
Other income and expenses		−6	−7	−7	−8	−8
Administrative and other expenditure		**−16**	**−17**	**−19**	**−20**	**−21**
Operating profit before risk provisioning		**62**	**61**	**63**	**66**	**58**
Risk provisioning		−2	−2	−2	−3	−3
Profit before taxes		**60**	**59**	**60**	**63**	**55**
Company taxes		−7	−7	−7	−7	−8
Profit after taxes		**53**	**52**	**53**	**56**	**48**
Reinvestments		−53	−28	−31	−34	−4
Distributable surplus income before standardised income tax		**0**	**23**	**22**	**21**	**44**
Standardised personal income tax		0	−4	−4	−4	−8
Distributable surplus income		**0**	**19**	**18**	**18**	**36**
Cost of equity after taxes and growth discount		6.83%	6.83%	6.83%	6.83%	5.83
Present value factors		0.936	0.876	0.820	0.768	13.183
Present value of the distributable surplus income		**0**	**17**	**15**	**13**	**476**
Fully-capitalised earnings value (*"Ertragswert"*) as at 31 December 2000	521					
Special value "shareholders' equity"	257					
Enterprise value as at 31 December 2000	**778**					

DBE's **net interest income** primarily consists of the income and expense items "matched-term interest margin", "return on deployed capital", "net result from currency translation", and income from the liquidity portfolio. The matched-term interest margin is the contribution derived from the interest rates applied in lending operations minus any refinancing costs when refinancing with matching maturities. The return on deployed capital consists of the interest return on the surplus available to the bank that results from an excess of non-interest bearing liabilities, minority interest and shareholders' equity over non-interest bearing assets.

Based on the relatively high growth rates of interest-bearing assets in the past (approx. 34% and 21% in 1999 and 2000, respectively), DBE is planning to increase this figure by a further 28% in the current year. This increase is the direct result of the company's focus on quantitative growth. Against the backdrop of continuous efforts to consolidate the budgets of the European Economic Union states, and given the fact that the company has already reached the target critical mass, the company plans to intensify its focus on stable margins, while at the same time aiming to outperform the market in terms of growth. Moreover, from 2002 onwards, maturing securities will constitute an additional burden on the net growth in volume (balance from new business and disposals) due to the dynamic growth experienced in the past. DBE therefore expects to increase the interest-bearing assets by 10% p.a. during the period 2002 to 2004, while at the same time planning to retain the interest margin at the current level. A special effect results from the

above liquidity portfolio containing residual maturities ranging from 2001 to 2005. A reversal of the positive impulses seen over previous years will take effect in 2001 and 2002. This will result in a burden on the company's earnings, effectively leading to a drop in net interest income in 2001 and 2002, compared to the figures of the past. Given the continued trend towards budgetary consolidation in the countries of the European Union, increasing competition in the long term and dropping margins in the area of Public Finance must be expected. For the purpose of sustainability, the originally projected margins were reduced, thus resulting in a drop of the net interest income.

DBE is characterised by a direct correlation between **net commission income** and the development of interest-bearing assets. Over time, a negative net commission income emerges due to the growth in volume.

The **other income** is primarily generated from the sales proceeds of available-for-sale securities earmarked for disposal. During the planning period, the other income is characterised by increased trading activities. Therefore the trading results may be lower or even become negative for particular years. Given the volatile nature of trading income, a reduced figure for other income was used for the purpose of sustainability.

Personnel expenditure was projected in line with the expected growth of the average staffing level. In addition, structural shifts within the workforce were taken into consideration. For the current 2001 business year, DBE is planning additional hiring, with a focus on attracting experienced staff. The personnel expenditure shows a disproportional increase from 2000 to 2001 due to the increase in staffing levels, structural changes particularly with regard to age and qualification of staff (hiring of new executives) and the introduction of a bonus system in 2001. From 2002 onwards, personnel expenditure will increase by 10% p.a. in parallel with the projected growth in volume. This is mainly due to the fact that a shortage of experienced staff in Dublin is expected in the future. The expenses that will be associated with highly qualified personnel and executives replacing lesser qualified staff will increase disproportionately in the future..

The main components of DBE's **other expenses and income** are administrative expenses (administration, IT costs, travel expenses). In view of an expected increase in costs from 2002 onwards, other expenses were increased by 6% p.a. for the projection periods; this is less than the projected growth in volume.

DBE has not yet suffered any loan defaults. Therefore we derived the expenses for future **risk provisioning** from the ratings of the existing portfolio, using default probabilities calculated by Standard & Poor's. The DBE portfolio consists entirely of securities with a rating between AAA and A, predominantly securities from EU issuers. We weighted the relevant country exposures of DBE, based on the default probabilities of the individual rating categories, and determined the average default probability. The constant ratio so determined was then applied to the portfolios of the individual projection years.

Profit before taxes increases throughout the projection period, from € 60 million to € 63 million. For sustainability purposes, the net interest income margins were reduced from the figures projected. Given the volatile nature of trading results, a declining "other income" figure was used for sustainability purposes; this figure was lower than the figure used in the detailed projection. With regard to all other expenses and income, we based our calculations on an increase of 1.0%, based on 2004 levels.

On a corporate level, DBE is currently subject to an Irish income tax of 10% of the total income before taxes; this tax level will remain effective up until and including 2004. In 2005, the tax burden for companies will be increased to 12.5%. We also took into consideration that for the German parent company (DePfa Deutsche Pfandbriefbank AG), a flat rate of 5% of the gross dividend is subject to taxation (section 8 of the German Corporation Income Tax Act, *KStG*).

On a corporate level, the distributions after income tax are subject to personal income tax in accordance with Standard S 1 of German Institute of Auditors (*"IDW"*). For this purpose, we assumed a standardised average tax rate of 35%. Pursuant to the so-called "half income taxation" regime effective from 2001, distributions on which corporation tax has already been levied on a corporate level are subject to personal income tax only at a rate of 50%. This taxation effectively corresponds to an income tax charge of 17.5% on the distribution after corporation tax.

Taking into consideration the company's tax burden and the standardised tax load of the shareholders, we arrived at distributable profits which were capitalised at an interest rate of 6.83% for the years 2001 to 2004 and, from 2005 onwards, at a rate of 5.83%.

Due to the required provision of own funds, additions and disposals during the projection period must be taken into consideration. As at 31 December 2000, DBE's excess core capital amounted to € 257 million, representing a core capital ratio of 10%. The capital increase of 8 August 2001 has been included in this valuation. This amount was identified separately as a special value "shareholders' equity" with a value-increasing effect. Due to the development of risk-weighted assets, the above distribution of the excess core capital will result in increases of core capital by way of reinvestments in subsequent years. There will be sustained reinvestments to the tune of the expected growth figure of 1%.

Enterprise value of DBE

As at 31 December 2000, the aggregate company value of DBE amounted to:

DBE	€ mn
Fully-capitalised earnings value as at 31 December 2000	521
Special value "shareholders' equity	257
Enterprise value as at 31 December 2000	778

The company value was compounded using the capitalisation rate to reflect the value on the day of the Extraordinary General Meeting of DePfa Deutsche Pfandbriefbank AG to be held on 15 October 2001. Taking into account the standardised personal income tax, the capitalisation rate is 6.83%. After compounding, the company value as at 15 October 2001 will amount to:

DBE	€ mn
Enterprise value as at 31 December 2000	778
Compounding (285 days @ 6.83%)	42
Enterprise value as at 15 October 2001	820

4. Derivation of the Enterprise Value of DePfa Investment Bank Ltd

Description of business activities

DIBL's business activities consist of Public Finance and investment banking activities (new issues business and advisory services) on emerging markets (with a focus on Central and Eastern Europe). As at the valuation date, DBE does not have any material interests held that are not required for its operation or any other assets not required for operation.

Historical analysis

The following table shows DIBL's adjusted earnings situation. The adjustments are mainly associated with the elimination of profits and losses from currency translation. To facilitate the comparability with projections, we have presented US GAAP values derived from the audited financial statements.

DIBL

Income statement (€ mn) After adjustments	Actual figures 1999	Actual figures 2000
Net interest income	11	28
Net commission income	12	17
Trading result	25	32
Total surplus	**47**	**76**
Personnel expenditure	0	–1
Other expenses	–12	–24
Administrative and other expenditure	**–13**	**–25**
Operating profit before risk provisioning	**35**	**51**
Risk provisioning	0	0
Profit before taxes	**35**	**51**

The increase in **net interest income**, from € 11 million in 1999 to € 28 million in 2000, was mainly due to the strong growth in interest-bearing assets, as shown in the balance sheet, which was the direct result of the expansion of the company's business activities. The high percentage growth rates are, in fact, due to the rather short history and basis effects.

Net commission income mainly consists of profit contributions from advisory services in connection with the placement of bonds in the name and for the account of clients, and income generated by the management of investment funds. The additional income included in the net commission income during 2000 was generated from portfolio management (management of an investment fund).

In the past, the **trading result** was the most important profit contribution at DIBL. As the trading results are, in effect, the result of short-term shifts in the trading portfolio, the trading result may be influenced by high volatility and low liquidity in the relevant markets. The increase in trading results was attributable to the fact that the average trading volume was higher than in 1999 (volume growth).

Due to increased staffing levels in the business expansion phase and the performance-related bonus payments shown here, **administrative and other expenses** increased in the reference period (from 1999 to 2000).

There is no **risk provisioning**, as DIBL holds predominantly short-term securities positions that can be disposed of at any time. Any increases in default probabilities are reflected in the market valuation of the individual position, and therefore also in the trading result.

Profit before taxes increased from € 35 million to € 51 million.

The following table shows DIBL's financial situation:

DIBL Balance sheet (€ mn)	Actual figures Dec. 31, 1999	Actual figures Dec. 31, 2000
I. Assets		
Loans and advances to banks	98	322
Securities holdings	285	434
Other assets	35	58
Total assets	**418**	**814**
II. Liabilities, minority interest and shareholders' equity		
Liabilities to banks	249	511
Other liabilities	33	104
Own funds	136	199
Total liabilities, minority interest and shareholders' equity	**418**	**814**

The year 2000 has been characterised by dynamic growth in total assets.

The increase in loans and advances to banks as well as the rise in fixed-income securities reflect the significant expansion of financing activities. Other assets have increased due to, among other factors, a capital investment.

The required refinancing was primarily reflected by the items "liabilities to banks" and "other liabilities".

Following the reinvestment of distributable profit in 1999 and 2000, the own funds also increased.

Projections

DIBL prepares its projections in the form of a bottom-up plan, taking into consideration the planning parameters set by the Group's Management Board. Income is projected on the basis of target volume growth. The costs are estimated on the basis of historical cost structures, taking into account any inflation-driven increases in costs as well as improvements in efficiency. This process is carried out on an annual basis in connection with the internal planning process of the DePfa Group. The planning period comprises the current business year and the three subsequent years.

The table below shows how DIBL's enterprise value is derived:

DIBL

Value derivation (€ mn)		2001	Projected figures 2002	2003	2004	Sustained
Net interest income		31	32	34	35	36
Net commission income		16	17	18	19	19
Trading result		28	30	31	33	25
Total surplus		**75**	**79**	**83**	**87**	**80**
Personnel expenditure		−1	−1	−1	−1	−1
Other expenses		−22	−24	−25	−26	−26
Administrative and other expenditure		**−23**	**−25**	**−26**	**−27**	**−28**
Operating profit before risk provisioning		**52**	**54**	**57**	**59**	**52**
Risk provisioning		0	0	0	0	0
Profit before taxes		**52**	**54**	**57**	**59**	**52**
Company taxes		−3	−3	−3	−4	−3
Profit after taxes		**49**	**51**	**53**	**56**	**49**
Reinvestments		0	0	0	0	−1
Distributable surplus income before standardised income tax		**49**	**51**	**53**	**56**	**48**
Standardised personal income tax		−9	−9	−9	−10	−8
Distributable surplus income		**40**	**42**	**44**	**46**	**39**
Cost of equity after taxes and growth discount		11.05%	11.05%	11.05%	11.05%	10.05%
Present value factors		0.900	0.811	0.730	0.658	6.543
Present value of the distributable surplus income		**36**	**34**	**32**	**30**	**258**
Enterprise value as at 31 December 2000	390					

The **net interest income** consists largely of the net interest income generated by the security categories "held-to-maturity", "available-for-sale" and "trading". Due to the elimination of basis effects, the growth in net interest income is projected to be lower in 2001 than for previous years. As the company has already established itself as a provider of Public Finance for emerging markets, we do not expect the above-average growth rates of the past to continue. The actual performance figures up until 30 June 2001 confirm that growth is slowing down. The company expects an annual increase in net interest income of 5% for the years 2001 to 2004. Such growth in volume is comparable to the economic growth expected for the countries in which DIBL conducts its business, and reflects the increasing financing requirements of these countries.

The company also projects a 5% annual increase in its **net commission income.** The increasing need of emerging markets for advisory services in connection with the provision of financing services features as the engine of growth. As client relationships in the commission-based business (new issues business and advisory services) must be built up and established on a long-term basis; we do not expect an above-average increase in net commission income over the next years that would be comparable with the development of net interest income from 1999 to 2001.

The 2001 **trading result** (securities trading) was projected on the basis of the average trading volume in the years 1999 to 2000. This approach results in a projected trading result of € 28 million for 2001, 50% of which was, in fact, achieved by 30 June 2001. From 2002 onwards, the company forecasts a 5% annual increase in the trading results. However, despite the positive developments forecast for the projection period, it should be noted that, in the long term, the income projected will be associated with the relevant market risks. Therefore the trading results may be lower or even become negative for particular years. To reflect this volatility, the trading result was consistently reduced from the projected amount to a result of € 25 million.

Personnel expenditure was projected in line with both the expected growth and structural development of the average staffing level within the organisations. DIBL does not plan any increase in staff for the period under review. All in all, the staff costs shown under this item are of minor importance.

However, the bonus payments for selected DIBL employees are a significant component of **other expenses.** The bonus is calculated as a share of the profit before taxes and allocation of bonus payments.

The company has not included any **risk provisioning** in its projections. Since its foundation almost three years ago, DIBL has not yet suffered any losses due to the default of a debtor. Unlike DBE, DIBL holds risk positions that can predominantly be disposed of at any time; for this reason, any defaults or significant changes in the default probability of individual debtors will be primarily reflected in the trading result. Therefore any expenses for risk provisioning were not taken into account separately, but are implicitly included in the trading result.

Profit before taxes increases throughout the projection period, from € 52 million to € 59 million. The trading result was consistently reduced from the projected amount to a result of € 25 million. With regard to all other expenses and income, we based our calculations on an increase of 1.0%, based on 2004 levels. For the purposes of sustainability, income before taxes will total € 52 million.

As DIBL is classified in Cyprus as an "international business company", the company is subject to a flat-rate company tax load of 4.25% p.a. imposed by the Cypriot government. Provided shareholders of the commercial bank (DIBL's parent company) are based in Germany, the so-called "5% rule" will apply (section 8 KStG). 5% of the gross dividends distributed by DIBL to the German commercial bank are therefore subject to German trade income tax and corporation tax.

On a corporate level, the distributions after income tax are subject to personal income tax in accordance with Standard S 1 of German Institute of Auditors ("IDW"). For this purpose, we assumed a standardised average tax rate of 35%. Pursuant to the so-called "half income taxation" regime effective from 2001, distributions on which corporation tax has already been levied on a corporate level are subject to personal income tax only at a rate of 50%. This taxation effectively corresponds to an income tax charge of 17.5% on the distribution after corporation tax.

Taking into consideration the company's tax burden and the standardised tax load of the shareholders, we arrived at distributable profits which were capitalised at an interest rate of 11.05% for the years 2001 to 2004 and, from 2005 onwards, at a rate of 10.05%.

Due to the level of risk in its business (trading activities), DIBL has a relatively high level of shareholders' equity. In accordance with the parameters set by internal risk management, trading positions can only be entered where appropriate equity backing is ensured. Any addition of shareholders' equity was not required during the projection period, as the existing equity will be sufficient for the planned trading activities in the projection period. For purposes of sustainability, we proceeded on the assumption that reinvestments in the amount of € 1 million will be made due to the sustained 1% increase in trading results. In order to derive the company value, this amount was deducted from the income after company taxes (trade income tax, corporation tax).

Enterprise value of DIBL

As at 31 December 2000, the aggregate enterprise value of DIBL amounted to:

DIBL	€ mn
Enterprise value as at 31 December 2000	390

The company value was compounded using the capitalisation rate to reflect the value on the day of the Extraordinary General Meeting of DePfa Deutsche Pfandbriefbank AG to be held on 15 October 2001. Taking into account the standardised personal income tax, the capitalisation rate is 11.05%. After compounding, the company value as at 15 October 2001 will amount to:

DIBL	€ mn
Enterprise value as at 31 December 2000	390
Compounding (285 days @ 11.05%)	34
Enterprise value as at 15 October 2001	424

Wiesbaden, 6 September 2001
DePfa Deutsche Pfandbriefbank AG
The Management Board

Signed Gerhard Bruckermann
(Speaker of the Management Board)

Signed Karl-Heinz Glauner
(Speaker of the Management Board)

Signed Jürgen Karcher

Signed Dr. Thomas M. Kolbeck

Signed Michael A. Kremer

DePfa Bank AG, Berlin

as Seller

and

DePfa-Bank Europe plc., Dublin

as Purchaser

Share Agreement

concerning

12 Ordinary Shares and
29,988 class A shares
with a nominal value
of US $ 1,000 each
of

DePfa Investment Bank Ltd., Nicosia

Dieser Aktienkaufvertrag vom [ ] wird geschlossen zwischen

(1) **DePfa Bank AG** mit Sitz in Kurfürstendamm 33, 10719 Berlin (die „**Verkäuferin**"), und

(2) **DePfa-Bank Europe plc.** mit Sitz in International House 3, Harbourmaster Place, I.F.S.C., Dublin 1 (die „**Käuferin**").

Präambel

(A) Die Vorstände und Aufsichtsräte der DePfa AG, Wiesbaden, und der DePfa Bank AG, Berlin, haben die Neuordnung der DePfa-Gruppe in zwei unabhängige Gruppen beschlossen. Vorbehaltlich der Zustimmung der außerordentlichen Hauptversammlung der DePfa Deutsche Pfandbriefbank AG werden beide Gruppen nach der Umstrukturierung Mitte 2002 jeweils eigenständig in ihren Märkten tätig sein.

(B) Die Staatsfinanzierungsaktivitäten werden von einer irischen Obergesellschaft (der Käuferin) geführt. Sie wird über eine Universalbanklizenz verfügen. Die wichtigsten Tochtergesellschaften sind die DePfa Deutsche Pfandbriefbank AG, Frankfurt am Main, die DePfa Bank Europe plc., Dublin, und die DePfa Investment Bank Limited, Nicosia. Obergesellschaft der Immobilienbankgruppe ist auch künftig die DePfa Bank AG mit einer Vielzahl von Tochtergesellschaften, die auf Dienstleistungen in den Bereichen Immobilien und Beratung ausgerichtet sind. Beide Gruppen können ihre Geschäftstätigkeiten künftig eigenverantwortlich erweitern, ändern oder neu definieren.

(C) Zur Trennung der Immobilien- und Staatsfinanzierungsaktivitäten sind verschiedene Anteilsübertragungen sowie eine Kapitalherabsetzung bei der irischen Obergesellschaft erforderlich. Nachfolgend die wesentlichen Schritte:

1. Veräußerung der 60%igen Beteiligung der DePfa Bank AG an der DePfa Investment Bank Limited an die DePfa Bank Europe plc,
2. Einbringung der bestehenden atypisch stillen Beteiligung der DePfa Deutsche Pfandbriefbank AG an der DePfa Bank AG in die DePfa Bank AG gegen Ausgabe neuer Aktien der DePfa Bank AG vorgenommen,
3. Einbringung von mindestens 90% der Aktien der DePfa Deutsche Pfandbriefbank AG in die irische Obergesellschaft im Wege eines Umtauschangebots der irischen Obergesellschaft an die Aktionäre der DePfa Deutsche Pfandbriefbank AG,
4. Veräußerung der 100%igen Beteiligung der DePfa Deutsche Pfandbriefbank AG an der DePfa Bank Europe plc. an die irische Obergesellschaft,
5. Veräußerung der 100%igen Beteiligung der DePfa Deutsche Pfandbriefbank AG an der DePfa Bank AG an die irische Obergesellschaft,
6. Zuteilung von Aktien der DePfa Bank AG an die Aktionäre der irischen Obergesellschaft im Wege einer Kapitalherabsetzung mit Sachausschüttung bei der irischen Obergesellschaft.

(D) Die **DePfa Investment Bank Limited** mit Sitz in 178 Athalassa Avenue, 2nd floor, CY-2025 Nicosia, Zypern (die „**Emittentin**") hat 50.000 Aktien (*shares*) (20 Stammaktien, 29.988 rückkaufbare Vorzugsaktien der Gattung A, 19.992 Vorzugsaktien der Gattung B) mit einem Nennbetrag von jeweils US $ 1.000 ausgegeben (die „**Aktien**"); die mit den Aktien verbundenen Rechte und Pflichten sind in der Satzung der Emittentin geregelt.

(E) Die Verkäuferin ist die wirtschaftliche und rechtliche Inhaberin der Aktien, die Gegenstand dieses Vertrages. Sie beabsichtigt, die Aktien nach Maßgabe der in diesem Vertrag festgelegten Bedingungen an die Käuferin zu veräußern.

(F) Die Käuferin beabsichtigt, die Aktien nach Maßgabe der in diesem Vertrag festgelegten Bedingungen von der Verkäuferin zu erwerben.

Dieses vorausgeschickt, vereinbaren die Parteien das Folgende:

1. **Begriffsbestimmungen und Auslegung**

1.1 Für die Zwecke dieses Vertrages werden die nachfolgenden Begriffe, sofern sich aus dem jeweiligen Zusammenhang nicht etwas anderes ergibt, wie folgt definiert:

„**Aktien**" sind die in der Präambel unter Punkt (D) genannten Aktien der Emittentin.

„**verkaufte Aktien**" sind die 12 Stammaktien mit den fortlaufenden Numerierungen 001 bis 12 (jeweils einschließlich) sowie die 29.988 rückkaufbaren Vorzugsaktien der Gattung A mit der Numerierung A001 bis A29.988 (jeweils einschließlich); sie sind auf den Namen der Verkäuferin im Aktionärsregister der Emittentin eingetragen;

„**Emittentin**" ist die DePfa Investment Bank Limited, Nikosia, Zypern.

„**Kaufpreis**" ist in Ziffer 2.2 dieses Vertrages definiert.

„**Parteien**" sind die Verkäuferin und die Käuferin.

„**Stichtag**" ist der in Ziffer 2.1 dieses Vertrages bestimmte Übertragungsstichtag.

„**Zertifikat**" ist ein Aktienzertifikat über die von der Emittentin gemäß ihrer Satzung an die Verkäuferin ausgegebenen verkauften Aktien.

1.2 Die in diesem Vertrag enthaltenen Überschriften und das Inhaltsverzeichnis dienen lediglich der vereinfachten Bezugnahme und sind bei der Auslegung dieses Vertrages nicht zu berücksichtigen.

1.3 Sofern sich aus dem jeweiligen Zusammenhang nicht etwas anderes ergibt, schließen in diesem Vertrag im Singular verwendete Begriffe den Plural ein und umgekehrt.

1.4 Jede Bezugnahme auf eine gesetzliche Bestimmung gilt als Bezugnahme auf die Bestimmung in der jeweils geltenden Fassung einschließlich jedweder Regelungen zu deren Umsetzung oder Durchführung.

1.5 Die Bezugnahme auf ein Dokument, eine Vereinbarung oder Urkunde gilt als Bezugnahme auf das Dokument, die Vereinbarung oder Urkunde in der jeweils gültigen Fassung.

1.6 Die Bezugnahme auf die Verkäuferin oder Käuferin gilt auch als Bezugnahme auf deren Rechtsnachfolger und einen Zessionar.

2. **Verkauf und Kaufpreis**

2.1 Die Verkäuferin verkauft hiermit mit Wirkung zum 30. Dezember 2001 oder einem anderen zwischen den Parteien einvernehmlich vereinbarten Datum (der „**Stichtag**") an die dies annehmende Käuferin die 12 Stammaktien der Emittentin mit den fortlaufenden Numerierungen 001 bis 12 (jeweils einschließlich) sowie die 29.988 rückkaufbaren Vorzugsaktien der Gattung A der Emittentin mit der Numerierung A001 bis A29.988 (jeweils einschließlich), jeweils mit allen damit verbundenen Rechten und Pflichten unter Einschluß sämtlicher bestehender und künftiger Gewinnbezugsrechte. Die Aktien werden nicht mit diesem Vertrag, sondern durch Aktienübertragungsformular gemäß nachfolgender Ziffer 5.1.(a) dieses Vertrages übertragen.

2.2 Der von der Käuferin an die Verkäuferin nach diesem Vertrag am Stichtag zu zahlende Kaufpreis für die verkauften Aktien beträgt € 424 Millionen zuzüglich einer Aufzinsung in Höhe von 11,05% vom 15. Oktober 2001 bis zum Stichtag (der „**Kaufpreis**"). Der Kaufpreis ist am Stichtag fällig und zahlbar und gebührenfrei auf das Bankkonto Nr. 510 104 00 der Verkäuferin bei der Landeszentralbank Hessen zu überweisen.

3. **Zusicherungen und Gewährleistungen**

3.1 Die Verkäuferin und die Käuferin geben hiermit jeweils gegenüber der anderen Partei folgende Zusicherungen und Gewährleistungen ab:

(a) sie sind zum Abschluß und zur Durchführung dieses Vertrages befugt;
(b) alle zur Durchführung dieses Vertrages erforderlichen Handlungen wurden ordnungsgemäß vorgenommen;
(c) die Übernahme und Erfüllung der vertraglichen Pflichten verletzen weder vertragliche, gesetzliche, behördliche oder gerichtliche Bestimmungen, und
(d) die abgegebenen Zusicherungen gelten auch für den Stichtag im Hinblick auf die zu diesem Zeitpunkt vorliegenden Umstände als wahrheitsgetreu und richtig, als wären sie zu diesem Zeitpunkt abgegeben worden.

3.2 Die Verkäuferin gibt hiermit gegenüber der Käuferin folgende Zusicherungen und Gewährleistungen ab:

(a) die verkauften Aktien entsprechen 60% des von der Emittentin ausgegebenen Aktienkapitals. Es besteht keine Vereinbarung oder Verpflichtung zur Erhöhung des Kapitals oder Ausgabe von Aktien aus dem Kapital der Emittentin oder zur Gewährung von Rechten oder Ausgabe von Aktien aus dem Kapital der Emittentin;
(b) die Verkäuferin ist die rechtliche und wirtschaftliche Eigentümerin der verkauften Aktien. Die verkauften Aktien sind frei von jeglichen Belastungen, einschließlich Pfandrechten und Sicherungsrechten;
(c) kein Dritter hat ein Recht zum Erwerb oder zu einer sonstigen Übertragung der verkauften Aktien oder Rechten an den verkauften Aktien gegenüber der Verkäuferin oder ein Recht auf ein solches Recht, und
(d) die verkauften Aktien sind ordnungsgemäß in Übereinstimmung mit der Satzung der Emittentin ausgegeben und vollständig eingezahlt.

3.3 Die Käuferin gibt hiermit gegenüber der Verkäuferin folgende Zusicherungen und Gewährleistungen ab: Die Käuferin hat die verkauften Aktien sowie die Finanzlage der Emittentin eigenständig bewertet und überprüft. Die Bestimmungen der Satzung, insbesondere die Bestimmungen der in Ziff. 3. (1) der Satzung der Emittentin erwähnten Aktionärsvereinbarung, sind der Käuferin bekannt. Sie bestätigt, daß sie durch den Erwerb der verkauften Aktien an diese Bestimmungen gebunden ist. Weitergehende Gewährleistungen sind ausgeschlossen.

4. **Sonstige Maßnahmen**

Die Verkäuferin und die Käuferin verpflichten sich, alle Erklärungen abzugeben und Handlungen vorzunehmen, die im Zusammenhang mit der nach diesem Vertrag vorgesehenen Veräußerung und Übertragung der verkauften Aktien erforderlich oder zweckmäßig sind. Die Verkäuferin übernimmt es, alle für die Übertragung erforderlichen und zweckmäßigen Zustimmungen der Gesellschaft oder Dritter, insbesondere von Behörden, einzuholen und notwendige Mitteilungen zu machen. Im Rahmen des rechtlich Zulässigen bemüht sich die Verkäuferin um die Genehmigung der Übertragung der verkauften Aktien durch die Vorstandsmitglieder der Emittentin.

5. **Durchführung**

5.1 Die Verkäuferin übergibt der Käuferin am Stichtag Zug um Zug gegen Zahlung des Kaufpreises folgende Dokumente:

(a) eine ordnungsgemäß im Namen der Verkäuferin unterzeichnete Aktienübertragungsurkunde hinsichtlich der verkauften Aktien;
(b) einen Vorstandsbeschluß der Emittentin über die Eintragung der Käuferin in das Aktionärsverzeichnis der Emittentin gegen Vorlage der ordnungsgemäß von den jeweiligen Parteien unterzeichneten Aktienübertragungsurkunde;
(c) das Aktienzertifikat über die verkauften Aktien;
(d) die Genehmigung der Zentralbank von Zypern zur Übertragung der verkauften Aktien;
(e) einen Nachweis der Vertretungsbefugnis der Person(en), die diesen Vertrag und die in lit. (a) erwähnte Aktienübertragungsurkunde im Namen der Verkäuferin unterzeichnet hat (haben).
(f) eine Kopie der Bestätigung des irischen Minister for Enterprise, Trade and Employment (Minister für Unternehmen, Handel und Beschäftigung), daß eine Verfügung gemäß § 9 des Mergers, Takeovers and Monopolies (Control) Act von 1978 (neueste Fassung) im Hinblick auf die nach diesem Vertrag vorgesehene Veräußerung der verkauften Aktien nicht beabsichtigt ist;
(g) eine Kopie der schriftlichen Genehmigung der irischen Zentralbank zur Neuordnung der DePfa-Gruppe, einschließlich der nach diesem Vertrag vorgesehenen Veräußerung der verkauften Aktien.

5.2 Die Käuferin stellt sicher, daß der Verkäuferin am Stichtag gegen Aushändigung der in Ziff. 5.1 erwähnten Dokumente ein Nachweis der Vertretungsbefugnis der Person(en) ausgehändigt wird, die diesen Vertrag im Namen der Käuferin unterzeichnet hat (haben).

5.3 Nach Durchführung des Verkaufs und Übertragung der Aktien hält die Verkäuferin die verkauften Aktien als Treuhänderin für die Käuferin und nach deren Weisungen, bis die Käuferin als Inhaberin der verkauften Aktien im Aktionärsverzeichnis der Emittentin eingetragen ist.

6. **Kosten, Auslagen und Steuern**

Die Parteien tragen jeweils die ihnen entstandenen und künftig noch entstehenden Kosten und Auslagen im Zusammenhang mit dem Verkauf und der Übertragung der Aktien. Eine etwaige im Zusammenhang mit diesem Vertrag oder der Übertragung der verkauften Aktien erhobene Börsenumsatzsteuer trägt die Käuferin.

7. **Rücktrittsrecht**

Jede Partei ist berechtigt, von diesem Vertrag durch schriftliche Erklärung gegenüber der jeweils anderen Partei zurückzutreten, falls die wesentlichen Unternehmenstransaktionen gemäß Punkt C 2. und C 3. der Präambel nicht bis zum 30. Juni 2002 durchgeführt und vollständig vollzogen sind. Das Rücktrittsrecht endet am 31. Dezember 2002, sofern die Parteien nicht schriftlich eine Verlängerung der festgesetzten Frist vereinbaren. Falls eine Partei von ihrem Rücktrittsrecht nach den vorstehenden Bestimmungen Gebrauch macht, sind die Parteien verpflichtet, alle erforderlichen Maßnahmen zu ergreifen, um die vor dem Abschluß und der Unterzeichnung dieses Vertrages bestehende Situation wiederherzustellen. Die das Rücktrittsrecht ausübende Partei trägt alle mit der Vertragsaufhebung verbundenen Gebühren, Steuern (einschließlich Börsenumsatzsteuern).

8. **Allgemeines**

8.1 Alle zwischen den Vertragsparteien vor dem Abschluß dieses Vertrages getroffenen und den Gegenstand dieses Vertrages betreffenden Vereinbarungen werden durch diesen Vertrag ersetzt.

8.2. Sollte eine Bestimmung dieses Vertrages ganz oder teilweise unwirksam oder undurchführbar sein oder werden, werden die Wirksamkeit und Durchführbarkeit aller übrigen Bestimmungen dieses Vertrages davon nicht berührt. Die unwirksame oder undurchführbare Bestimmung gilt als durch diejenige wirksame oder durchführbare Bestimmung ersetzt, die dem von den Vertragsparteien mit der unwirksamen oder undurchsetzbaren Bestimmung verfolgten wirtschaftlichen Zweck am nächsten kommt.

9. **Übertragung von Rechten und Pflichten**

Die Vertragsparteien sind nicht berechtigt, ihre vertraglichen Rechte und Pflichten an einen Dritten ohne die vorherige schriftliche Zustimmung der jeweils anderen Vertragspartei abzutreten oder auf diese zu übertragen.

10. **Anwendbares Recht und Gerichtsstand**

Dieser Vertrag unterliegt – auch bei seiner Auslegung – dem Recht der Bundesrepublik Deutschland. Die Aktienübertragung unterliegt, soweit gesetzlich erforderlich, dem Recht Zyperns. Gerichtsstand für etwaige Streitigkeiten im Zusammenhang mit diesem Vertrag ist Frankfurt/Main, Deutschland, sofern nicht kraft Gesetzes ein zwingender ausschließlicher Gerichtsstand besteht.

ZUM ZEUGNIS DESSEN haben die Vertragsparteien diesen Vertrag mit Wirkung zum nachfolgend genannten Datum wie folgt unterzeichnet:

DePfa Bank AG

Datum: ______________________

durch: ______________________

DePfa-Bank Europe plc.

Datum: ______________________

durch: ______________________

Inclusion and Transfer Agreement

concerning the contribution
of an atypical silent partnership

between

DePfa Deutsche Pfandbriefbank AG

Wiesbaden
as Contributing Party

and

DePfa Bank AG

Berlin
as Receiving Party

Präambel

Die DePfa Bank AG ist eine Aktiengesellschaft mit Sitz in Berlin und eingetragen im Handelsregister des Amtsgerichts Berlin-Charlottenburg. Alleinige Aktionärin ist die DePfa Deutsche Pfandbriefbank AG, Wiesbaden. Die außerordentliche Hauptversammlung der DePfa Bank AG hat am heutigen Tage eine Erhöhung des Grundkapitals gegen Sacheinlage von gegenwärtig € 83.200.000,– um € 7.800.000 auf € 91.000.000,– beschlossen. Im Zuge der Kapitalerhöhung werden 3.000.000,– neue, auf den Namen lautende Aktien mit einem Nennbetrag von je € 2,60 zum Ausgabebetrag von € 2,60 für jede Aktie ausgegeben. Gegenstand der Sacheinlagen ist die nachfolgend unter § 1 bezeichnete stille Beteiligung der DePfa Deutsche Pfandbriefbank AG an der DePfa Bank AG. Zur Zeichnung der neuen Aktien ist ausschließlich die DePfa Deutsche Pfandbriefbank AG zugelassen worden.

Dieses vorausgeschickt, vereinbaren die Parteien:

§ 1 Stille Beteiligung an der DePfa Bank AG

Die DePfa Deutsche Pfandbriefbank AG, Wiesbaden (vormals Deutsche Pfandbrief- und Hypothekenbank Aktiengesellschaft) hat am 21. 07. 1998 mit der DePfa Bank AG, Berlin (vormals Deutsche Bau – und Bodenbank Aktiengesellschaft), einen Vertrag über eine atypisch stille Gesellschaft abgeschlossen. Mit dem Vertrag hat sich die DePfa Deutsche Pfandbriefbank AG gegen Bar- und Sacheinlage als stiller Gesellschafter an der DePfa Bank AG beteiligt. Die Kapitalkonten und Sonderkonten der DePfa Deutsche Pfandbriefbank AG und der DePfa Bank AG weisen zum 31. Dezember 2000 die folgenden Beträge in Euro aus:

31. 12. 2000	Kapitalkonto	Sonderkonto
DePfa Deutsche Pfandbriefbank AG	261.863.585,42	5.421.590,26
DePfa Bank AG	556.460.119,18	– 845.932,16

Verlustkonten sind nicht dotiert.

§ 2 Einbringung und Übertragung

1. Die DePfa Deutsche Pfandbriefbank AG bringt hiermit zu den nachfolgenden Bedingungen mit wirtschaftlicher Wirkung zum Stichtag (§ 4 Absatz 1) die in § 1 bezeichnete stille Beteiligung aus dem in § 1 bezeichneten Vertrag über eine atypisch stille Gesellschaft mit allen damit verbundenen Rechten und Pflichten unter Einschluß sämtlicher bestehender und künftiger Gewinnbezugsrechte in die dies annehmende DePfa Bank AG ein. Klarstellend vereinbaren die Parteien, daß die Einbringung nicht die Rechte und Pflichten der Parteien aus dem Geschäftsbesorgungs- und Treuhandvertrag zwischen der damaligen Deutsche Pfandbrief- und Hypothekenbank Aktiengesellschaft, Wiesbaden, und der damaligen Deutsche Bau- und Bodenbank Aktiengesellschaft, Berlin, vom 21. 07. 1998 berührt.

2. Die DePfa Deutsche Pfandbriefbank AG tritt hiermit mit wirtschaftlicher Wirkung zum Stichtag (§ 4 Absatz 1) die einzubringende atypisch stille Beteiligung mit allen damit verbundenen Rechten und Pflichten unter Einschluß sämtlicher bestehender und künftiger Gewinnbezugsrechte an die dies annehmende DePfa Bank AG ab.

§ 3 Gegenleistung für die Einbringung und Übertragung

1. Die Einbringung und Übertragung der nach diesem Vertrag von der DePfa Deutsche Pfandbriefbank AG einzubringenden atypisch stillen Beteiligung erfolgt im Wege einer Kapitalerhöhung gegen Sacheinlage bei der DePfa Bank AG. Als Gegenleistung für die Sacheinlage erhält die DePfa Deutsche Pfandbriefbank AG die aufgrund der Kapitalerhöhung von der DePfa Bank AG auszugebenden 3.000.000 neuen auf den Namen lautenden Aktien mit einem Nennbetrag von je € 2,60.

2. Die neuen Aktien sind ab dem 1. Januar 2002 voll gewinnberechtigt.

3. Die Einbringung und Übertragung der nach diesem Vertrag eingebrachten und übertragenen Aktien und Geschäftsanteile erfolgt steuerlich zum Teilwert.

4. Die Ausgabe der neuen Aktien erfolgt zum Nennbetrag der auszugebenden Aktien. Die Differenz zwischen dem Buchwert der einzubringenden atypisch stillen Beteiligung einerseits und dem Nennbetrag der dafür auszugebenden Aktien der DePfa Bank AG andererseits wird gemäß § 272 Abs. 2 Nr. 1 HGB der Kapitalrücklage zugewiesen.

§ 4 Stichtag/Dingliche Übertragung

1. Stichtag für die wirtschaftliche Wirkung der Einbringung und Übertragung nach Maßgabe dieses Vertrages ist der 2. Januar 2002, 24:00 Uhr. Mit Wirkung vom 2. Januar 2002, 24:00 Uhr an gilt die eingebrachte atypisch stille Beteiligung als auf Rechnung und Risiko der DePfa Bank AG geführt. Die DePfa Deutsche Pfandbriefbank AG und die DePfa Bank AG werden sich im Innenverhältnis so stellen, als wäre die Einbringung und Übertragung zum Stichtag erfolgt.

2. Die dingliche Wirkung der Einbringung und Übertragung nach diesem Vertrag tritt mit Anmeldung der Kapitalerhöhung zur Eintragung in das Handelsregister ein.

§ 5 Gewährleistung

Die DePfa Deutsche Pfandbriefbank AG gewährleistet (im Sinne eines selbständigen Garantieversprechens),

- daß die Angaben in § 1 dieses Vertrages zutreffend sind,
- daß sie im Zeitpunkt des Abschlusses dieses Vertrages uneingeschränkte Inhaberin der einzubringenden atypisch stillen Beteiligung und berechtigt ist, über diese zu verfügen,
- daß die einzubringende atypisch stille Beteiligung nicht mit Rechten Dritter belastet ist und
- daß die Einbringung und Übertragung nicht der Mitwirkung oder Zustimmung Dritter bedarf bzw. die erforderlichen Mitwirkungen oder Zustimmungen vorliegen.

Im übrigen sind Gewährleistungsansprüche der DePfa Bank AG – gleich welcher Art und aus welchem Rechtsgrund – aus und im Zusammenhang mit der Einbringung und der Übertragung der atypisch stillen Beteiligung ausgeschlossen.

§ 6 Steuern und Kosten

Sämtliche Kosten und Steuern aus und im Zusammenhang mit der Durchführung dieses Vertrages und der Kapitalerhöhung bei der DePfa Bank AG trägt die DePfa Bank AG. Etwaige Steuern vom Einkommen und Ertrag tragen die Parteien jeweils selbst.

§ 7 Verschiedenes

1. Dieser Vertrag wird unverbindlich, wenn die Durchführung der Kapitalerhöhung nicht bis zum Ablauf des 30. Juni 2002 in das Handelsregister eingetragen worden ist.

2. Änderungen und Ergänzungen dieses Vertrages bedürfen der Schriftform einschließlich der Abbedingung der Schriftform sowie der ausdrücklichen Bezugnahme auf diesen Vertrag, soweit nicht weitergehende Formerfordernisse einzuhalten sind.

3. Sollte eine oder mehrere der vorstehenden Bestimmungen unwirksam sein oder werden, wird die Wirksamkeit der übrigen Bestimmungen nicht berührt.

Wiesbaden, den 2. Januar 2002

Für die
DePfa Deutsche Pfandbriefbank AG:

....

....

Für die
DePfa Bank AG:

....

....

DePfa Deutsche Pfandbriefbank AG, Wiesbaden

as Seller

and

DePfa Holding plc.

as Purchaser

Share Agreement

concerning

the purchase and sale
of the entire share capital
of

DePfa Bank AG, Berlin,

Dieser Aktienkaufvertrag wird geschlossen zwischen

(1) **DePfa Deutsche Pfandbriefbank** AG mit Sitz in Paulinenstr. 15, 65189 Wiesbaden, Deutschland (die „**Verkäuferin**"), und

(2) **DePfa Holding plc.** mit Sitz in International House, 3 Harbourmaster Place, I.F.S.C., Dublin 1, Irland, (die „**Käuferin**").

Präambel

(A) Die Vorstände und Aufsichtsräte der DePfa AG, Wiesbaden, und der DePfa Bank AG, Berlin, haben die Neuordnung der DePfa-Gruppe in zwei unabhängige Gruppen beschlossen. Vorbehaltlich der Zustimmung der außerordentlichen Hauptversammlung der DePfa Deutsche Pfandbriefbank AG werden beide Gruppen nach der Umstrukturierung Mitte 2002 jeweils eigenständig in ihren Märkten tätig sein.

(B) Die Staatsfinanzierungsaktivitäten werden von einer irischen Obergesellschaft (der Käuferin) geführt. Sie wird über eine Universalbanklizenz verfügen. Die wichtigsten Tochtergesellschaften sind die DePfa Deutsche Pfandbriefbank AG, Frankfurt am Main, die DePfa Bank Europe plc., Dublin, und die DePfa Investment Bank Limited, Nicosia. Obergesellschaft der Immobilienbankgruppe ist auch künftig die DePfa Bank AG mit einer Vielzahl von Tochtergesellschaften, die auf Dienstleistungen in den Bereichen Immobilien und Beratung ausgerichtet sind. Beide Gruppen können ihre Geschäftstätigkeiten künftig eigenverantwortlich erweitern, ändern oder neu definieren.

(C) Zur Trennung der Immobilien- und Staatsfinanzierungsaktivitäten sind verschiedene Anteilsübertragungen sowie eine Kapitalherabsetzung bei der irischen Obergesellschaft erforderlich. Nachfolgend die wesentlichen Schritte:

1. Veräußerung der 60%igen Beteiligung der DePfa Bank AG an der DePfa Investment Bank Limited an die DePfa Bank Europe plc,
2. Einbringung der bestehenden atypisch stillen Beteiligung der DePfa Deutsche Pfandbriefbank AG an der DePfa Bank AG in die DePfa Bank AG gegen Ausgabe neuer Aktien der DePfa Bank AG,
3. Einbringung von mindestens 90% der Aktien der DePfa Deutsche Pfandbriefbank AG in die irische Obergesellschaft im Wege eines Umtauschangebots der irischen Obergesellschaft an die Aktionäre der DePfa Deutsche Pfandbriefbank AG,
4. Veräußerung der 100%igen Beteiligung der DePfa Deutsche Pfandbriefbank AG an der DePfa Bank Europe plc. an die irische Obergesellschaft,
5. Veräußerung der 100%igen Beteiligung der DePfa Deutsche Pfandbriefbank AG an der DePfa Bank AG an die irische Obergesellschaft,
6. Zuteilung von Aktien der DePfa Bank AG an die Aktionäre der irischen Obergesellschaft im Wege einer Kapitalherabsetzung mit Sachausschüttung bei der irischen Obergesellschaft.

(D) Die **DePfa Bank** AG mit Sitz in Berlin (die „**Emittentin**") hat [...] auf den Inhaber lautende Stückaktien mit einem auf jede Aktie entfallenden anteiligen Betrag des Grundkapitals in Höhe von jeweils EUR 3,00 ausgegeben (die „**Aktien**"). Das entspricht 100% des Grundkapitals der Emittentin.

(E) Die Verkäuferin ist die alleinige Eigentümerin der Aktien und beabsichtigt, die Aktien nach Maßgabe der in diesem Vertrag festgelegten Bedingungen an die Käuferin zu veräußern.

(F) Die Käuferin beabsichtigt, die Aktien nach Maßgabe der in diesem Vertrag festgelegten Bedingungen von der Verkäuferin zu erwerben.

Dieses vorausgeschickt, vereinbaren die Parteien das Folgende:

1. **Begriffsbestimmungen und Auslegung**

1.1 Für die Zwecke dieses Vertrages werden die nachfolgenden Begriffe, sofern sich aus dem jeweiligen Zusammenhang nicht etwas anderes ergibt, wie folgt definiert:

„**Aktien**" sind sämtliche Aktien der Emittentin, wie in der Präambel unter Punkt (D) bezeichnet.

„**Emittentin**" ist die DePfa Bank AG mit Sitz in Berlin.

„**Kaufpreis**" ist der Kaufpreis für die verkauften Aktien, wie in Ziffer 2.2 und 3 dieses Vertrages bestimmt.

„**Parteien**" sind die Verkäuferin und die Käuferin.

„**Stichtag**" ist der in Ziffer 2.1 dieses Vertrages bestimmte Übertragungsstichtag.

1.2 Die in diesem Vertrag enthaltenen Überschriften und das Inhaltsverzeichnis dienen lediglich der vereinfachten Bezugnahme und sind bei der Auslegung dieses Vertrages nicht zu berücksichtigen.

1.3 Sofern sich aus dem jeweiligen Zusammenhang nicht etwas anderes ergibt, schließen in diesem Vertrag im Singular verwendete Begriffe den Plural ein und umgekehrt.

1.4 Jede Bezugnahme auf eine gesetzliche Bestimmung gilt als Bezugnahme auf die Bestimmung in der jeweils geltenden Fassung einschließlich jedweder Regelungen zu deren Umsetzung oder Durchführung.

1.5 Die Bezugnahme auf ein Dokument, eine Vereinbarung oder Urkunde gilt als Bezugnahme auf das Dokument, die Vereinbarung oder Urkunde in der jeweils gültigen Fassung.

1.6 Die Bezugnahme auf die Verkäuferin oder Käuferin gilt auch als Bezugnahme auf deren Rechtsnachfolger und einen Zessionar.

2 **Verkauf und Kaufpreis**

2.1 Die Verkäuferin verkauft hiermit mit Wirkung zum 15. März 2002 oder einem anderen zwischen den Parteien einvernehmlich vereinbarten Datum (der „**Stichtag**") an die dies annehmende Käuferin sämtliche Aktien der DePfa Bank AG mit allen damit verbundenen Rechten und Pflichten unter Einschluß sämtlicher bestehender und künftiger Gewinnbezugsrechte. Die Aktien werden durch nicht mit diesem Vertrag, sondern durch einen zwischen den Parteien am Stichtag gesondert abzuschließenden Aktienübertragungsvertrag Zug um Zug gegen Gewährung einer floating charge irischen Rechts (laufenden Belastung) oder einer vergleichbaren Sicherheit über sämtliche Vermögensgegenstände der irischen Obergesellschaft, die durch eine floating charge irischen Rechts oder eine vergleichbare Sicherheit belastet werden können, zur Sicherung des nach diesem Vertrag geschuldeten Kaufpreises einschließlich der Zinsen übertragen. Der Vorstand der Verkäuferin gibt die Sicherheit hinsichtlich der mit diesem Vertrag verkauften Aktien in Übereinstimmung mit seinen aktienrechtlichen Pflichten gegenüber der DePfa Deutsche Pfandbriefbank AG vor der Zulassung der Aktien zum amtlichen Handel an der Frankfurter Wertpapierbörse frei.

Der von der Käuferin an die Verkäuferin zu entrichtende Kaufpreis beträgt [ ] (der „**Kaufpreis**") und ist zuzüglich des Differenzbetrages zur Obergrenze der Kaufpreisanpassung nach Ziffer 3.1 dieses Vertrages am 31. Dezember 2002, spätestens jedoch fällig und zahlbar, wenn der Erwerbspreis für nach Ziffer 4 dieses Vertrages von Aktionären der Verkäuferin erworbenen Aktien fällig und zahlbar ist. Für

den Zeitraum vom Stichtag bis zum Tag der Zahlung des Kaufpreises ist der Kaufpreis, gegebenenfalls in der nach Ziffer 3 angepaßten Höhe, mit dem jeweils gültigen 3-Monats-EURIBOR zu verzinsen. Etwaige Rückzahlungen sind ebenfalls mit demselben Zinssatz zu verzinsen.

3. **Anpassung des Kaufpreises**

3.1 Der Kaufpreis für die Aktien wird nachträglich an den Durchschnittswert der Schlusskurse der Aktien der DePfa Bank AG im Xetra-Handel (oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystems) an der Frankfurter Wertpapierbörse in den ersten drei Monaten seit Aufnahme des Handels (Bemessungszeitraums) angepaßt. Die Frist beginnt mit dem ersten Handelstag an der Frankfurter Wertpapierbörse. Wenn das Ende der Frist auf einen Tag fällt, an dem die Aktien an der Frankfurter Wertpapierbörse nicht gehandelt werden, so endet die Frist mit Ablauf des nächsten Handelstages. Wenn der Durchschnittswert der Schlusskurse den Unternehmenswert der DePfa Bank AG in Übereinstimmung mit den anwendbaren gesetzlichen Bestimmungen nicht angemessen widerspiegelt, ist der angemessene Unternehmenswert festzusetzen. Die Kaufpreisanpassung darf den Betrag von € [ ] nicht überschreiten. Bei der Kaufpreisanpassung sind Dividenden, die die DePfa Bank AG nach der Übertragung der Aktien an die Käuferin leistet, dem angepaßten Kaufpreis hinzuzufügen. Für den Zeitraum zwischen dem Stichtag und der Dividendenzahlung schuldet die Käuferin in Höhe des Dividendenbetrages keine Zinsen.

3.2 Die Anpassung des Kaufpreises wird nach Ablauf des Bemessungszeitraums von der Verkäuferin und der Käuferin festgestellt und in den Gesellschaftsblättern der Parteien bekanntgemacht.

3.3 Wenn die Parteien die Anpassung des Kaufpreises nicht innerhalb von dreißig Tagen seit Ablauf des Bemessungszeitraums feststellen, wird die Anpassung des Kaufpreises auf Antrag einer Partei oder eines Anteilseigners einer Partei durch ein Schiedsgericht festgestellt. Die Parteien leiten das Schiedsverfahren durch Antrag gegenüber der jeweils anderen Partei ein. Die Anteilseigner der Parteien stellen ihre Anträge bei der Gesellschaft, an der sie beteiligt sind. Der Antrag auf Einleitung des Schiedsverfahrens ist in den Gesellschaftsblättern der Parteien bekanntzumachen. Die Anteilseigner der Parteien können sich binnen zwei Monaten seit der Bekanntmachung an dem Schiedsverfahren mit eigenen Anträgen beteiligen. Die Anteilseigner der Parteien müssen den Bestimmungen dieses Vertrages über das Schiedsgericht beitreten.

3.4 Auf Antrag eines Anteilseigners der Parteien überprüft das Schiedsgericht, ob der Kaufpreis durch die Verkäuferin und die Käuferin richtig festgestellt und den Unternehmenswert der DePfa Bank AG in Übereinstimmung mit den anwendbaren gesetzlichen Bestimmungen angemessen widerspiegelt. Der Antrag kann binnen zwei Monaten seit der Bekanntmachung der Kaufpreisfeststellung durch die Parteien oder die Einleitung eines Schiedsverfahrens gestellt werden, durch das die Festsetzung des Kaufpreises ersetzt wird. Der Antrag ist in den Gesellschaftsblättern beider Parteien bekanntzumachen. Weitere Anteilseigner der Parteien können sich binnen zwei Monaten seit der Bekanntmachung an dem Schiedsverfahren mit eigenen Anträgen beteiligen.

3.5 Das Schiedsgericht besteht aus drei unabhängigen Schiedsrichtern, die auf Antrag der Parteien oder eines Anteilseigners der Parteien vom Präsidenten des Oberlandesgerichts Frankfurt am Main bestellt werden. Der Präsident des Oberlandesgerichts Frankfurt hat vor der Bestellung die Parteien und die am Schiedsverfahren beteiligten Anteilseigner zu hören. Zwei Schiedsrichter sollen die Befähigung zum Richteramt in Deutschland haben. Das Schiedsgericht entscheidet nach billigem Ermessen, ob es für eine oder beide Parteien einen Vertreter der Aktionäre bestellt, der am Verfahren zu beteiligen ist.

3.6 Das Schiedsgericht entscheidet über die Anpassung des Kaufpreises und die Verteilung der Kosten des Verfahrens. Das Schiedsgericht entscheidet auch über die Geltung und den Umfang dieser Schiedsbestimmungen. Das Schiedsgericht gibt den Verfahrensbeteiligten Gelegenheit, im Schiedsverfahren schriftlich vorzutragen. Es entscheidet aufgrund mündlicher Verhandlung. Im übrigen bestimmt das Schiedsgericht über das Verfahren nach deutschem Recht. Bei den Entscheidungen über das Verfah-

ren soll es sich, soweit zweckmäßig und nicht anders geregelt, an den Bestimmungen für ein Spruchstellenverfahren nach § 306 AktG orientieren. Der von allen drei Schiedsrichtern zu unterzeichnende und zu begründende Schiedsspruch ist für die Beteiligten endgültig und bindend. Die Rechte der an dem Verfahren beteiligten Aktionäre im übrigen bleiben unberührt. Der Vorsitzende des Schiedsgerichts stellt den Beteiligten den Schiedsspruch durch eingeschriebenen Brief zu.

3.7 Die Schiedsrichter und die Vertreter der Aktionäre können den Ersatz angemessener barer Auslagen und eine Vergütung für ihre Tätigkeit verlangen. Der Ersatz angemessener barer Auslagen und die Vergütung für die Tätigkeit richtet sich für die Schiedsrichter nach der Schiedsordnung der Deutsche Institution für Schiedsgerichtsbarkeit e.V. (DIS) in der Fassung vom 1. Juli 1998. Die Vergütung beträgt höchstens € 250.000,– für jeden Schiedsrichter. Sofern die Anteilseigner in dem Verfahren anwaltlich vertreten sind, erhalten sie Erstattung der Kosten der anwaltlichen Beratung nach der deutschen Bundesrechtsanwalts-Gebührenordnung. Der Streitwert ist auf den ihrer Beteiligung am Grundkapital der Verkäuferin oder Käuferin entfallenden Anteil des Kaufpreises beschränkt. Im übrigen werden ihnen die Auslagen ersetzt. Die Vergütung und die Auslagen setzt das Schiedsgericht fest. Die Kosten des Schiedsverfahrens tragen die Verkäuferin und die Käuferin. Die Kosten können durch das Schiedsgericht ganz oder zum Teil einem anderen Verfahrensbeteiligten auferlegt werden, wenn dies der Billigkeit entspricht. Die Verkäuferin und die Käuferin zahlen auf Anfordern des Schiedsgerichts Kostenvorschüsse.

3.8 Wenn die Käuferin Inhaberin aller Anteile an der Verkäuferin wird, wird das Schiedsverfahren nur auf Antrag der Verkäuferin oder der Käuferin fortgesetzt.

4. **Erwerbsrecht**

4.1 Die Käuferin gewährt den Aktionären der Verkäuferin, die das Angebot der Käuferin auf Umtausch der Aktien der Verkäuferin in Aktien der Käuferin, das im Januar 2002 veröffentlicht worden ist, nicht angenommen haben, ein Recht zum Erwerb von Aktien der DePfa Bank AG (§ 328 Absatz 1 BGB).

4.2 Das Erwerbsrecht besteht nur dann, wenn die erwerbsberechtigten Aktionäre der Verkäuferin bis zum Ablauf der Umtauschfrist ihren Aktienbesitz melden und anzeigen, daß sie sich die Ausübung des Erwerbsrechts vorbehalten. Mit der Anzeige haben die Aktionäre ihre Aktionärsstellung nachzuweisen und eine Bestätigung vorzulegen, daß ihre Aktien bis zum Ablauf der Umtauschfrist gesperrt gehalten werden. Bei Ausübung des Erwerbsrechts können die erwerbsberechtigten Aktionäre einen ihrer Beteiligung am Grundkapital der Verkäuferin im Zeitpunkt der Anzeige entsprechenden Teil der Aktien der DePfa Bank AG erwerben. Das Erwerbsrecht kann ganz oder teilweise während einer Erwerbsfrist von zwei Wochen ausgeübt werden. Die Erwerbsfrist endet am letzten Bankarbeitstag vor Aufnahme der Notierung der Aktien der DePfa Bank AG an der Frankfurter Wertpapierbörse. Die Aktien werden den Aktionären, die das Erwerbsrecht ausüben, gegen Zahlung des Kaufpreises gemäß Ziffer 2.1 (zweiter Absatz) dieses Vertrages zuzüglich des Differenzbetrages zur Obergrenze des Kaufpreises gemäß Ziffer 3.1 dieses Vertrages zugeteilt. Die Verkäuferin teilt den Aktionären, die sich die Ausübung des Erwerbsrechts vorbehalten haben, vor Beginn der Erwerbsfrist den Kaufpreis, die Obergrenze der Kaufpreisanpassung und die Einzelheiten des Erwerbs sowie der Ausübung des Erwerbsrechts mit. Der Mitteilung steht gleich, wenn die Verkäuferin die Mitteilung unter der ihr zuletzt mitgeteilten Adresse unternimmt. Die nachträgliche Anpassung des Kaufpreises gilt auch für die Erwerber. Etwaige Rückzahlungen werden in Höhe des jeweils gültigen 3-Monats-EURIBOR verzinst.

5. **Zusicherungen und Gewährleistungen**

5.1 Die Verkäuferin und die Käuferin geben hiermit jeweils gegenüber der anderen Partei folgende Zusicherungen und Gewährleistungen ab:

(a) sie sind zum Abschluß und zur Durchführung dieses Vertrages befugt;
(b) alle zur Durchführung dieses Vertrages erforderlichen Handlungen wurden ordnungsgemäß vorgenommen;
(c) die Übernahme und Erfüllung der vertraglichen Pflichten verletzen keine vertragliche, gesetzliche, behördliche oder gerichtliche Bestimmungen, und
(d) die abgegebenen Zusicherungen gelten auch für den Stichtag im Hinblick auf die zu diesem Zeitpunkt vorliegenden Umstände als wahrheitsgetreu und richtig, als wären sie zu diesem Zeitpunkt abgegeben worden.

5.2 Die Verkäuferin gibt hiermit gegenüber der Käuferin folgende Zusicherungen und Gewährleistungen ab:

(a) die Aktien stellen das gesamte Grundkapital der Emittentin dar. Es besteht keine Vereinbarung oder Verpflichtung zur Erhöhung des Grundkapitals oder zur Ausgabe von Aktien bzw. zur Gewährung von Rechten auf Ausgabe von Aktien der Emittentin;
(b) die Verkäuferin ist die alleinige rechtliche und wirtschaftliche Eigentümerin der Aktien Die Aktien sind frei von jeglichen Belastungen, einschließlich Pfandrechten, und Sicherungsrechten;
(c) kein Dritter hat ein Recht zum Erwerb oder zu einer sonstigen Übertragung von Aktien oder Rechten an Aktien gegenüber der Verkäuferin oder ein Recht auf ein solches Recht, und
(d) die Aktien sind ordnungsgemäß ausgegeben und vollständig eingezahlt.

5.3 Die Käuferin gibt hiermit gegenüber der Verkäuferin folgende Zusicherungen und Gewährleistungen ab:

Die Käuferin hat die Aktien und die Finanzlage der Emittentin eigenständig bewertet und überprüft. Die Bestimmungen der Satzung der Emittentin sind ihr bekannt. Weitergehende Gewährleistungen sind ausgeschlossen.

6. **Sonstige Maßnahmen**

Die Verkäuferin und die Käuferin verpflichten sich, alle Erklärungen abzugeben und Handlungen vorzunehmen, die zur oder im Zusammenhang mit der nach diesem Vertrag vorgesehenen Veräußerung und Übertragung der Aktien erforderlich oder zweckmäßig sind. Die Verkäuferin übernimmt es, alle für die Übertragung erforderlichen und zweckmäßigen Zustimmungen der Gesellschaft oder Dritter, insbesondere von Behörden, einzuholen und notwendige Mitteilung zu machen, einschließlich gegenüber dem Bundesaufsichtsamt für das Kreditwesen. Im Rahmen des rechtlich Zulässigen bemüht sich die Verkäuferin um die Zustimmung des Aufsichtsrates der Emittentin.

7. **Kosten, Auslagen und Steuern**

Die Parteien tragen jeweils die ihnen entstandenen und künftig noch entstehenden Kosten und Auslagen im Zusammenhang mit dem Verkauf und der Übertragung der Aktien.

8. **Allgemeines**

8.1 Alle zwischen den Vertragsparteien vor dem Abschluß dieses Vertrages getroffenen und den Gegenstand dieses Vertrages betreffenden Vereinbarungen werden durch diesen Vertrag ersetzt.

8.2 Sollte eine Bestimmung dieses Vertrages ganz oder teilweise unwirksam oder undurchführbar sein oder werden, werden die Wirksamkeit und Durchführbarkeit aller übrigen Bestimmungen dieses Vertrages davon nicht berührt. Die unwirksame oder undurchführbare Bestimmung gilt als durch diejenige wirksame oder durchführbare Bestimmung ersetzt, die dem von den Vertragsparteien mit der unwirksamen oder undurchsetzbaren Bestimmung verfolgten wirtschaftlichen Zweck am nächsten kommt.

8.3 Ein Nachweis der Vertretungsbefugnis der Personen, die diesen Vertrag im Namen der Verkäuferin und der Käuferin unterzeichnet haben, ist diesem Vertrag beigefügt.

9. Übertragung von Rechten und Pflichten

Die Vertragsparteien sind nicht berechtigt, ihre vertraglichen Rechte und Pflichten an einen Dritten ohne die vorherige schriftliche Zustimmung der jeweils anderen Vertragspartei abzutreten oder auf diese zu übertragen.

10. Anwendbares Recht und Gerichtsstand

Dieser Vertrag unterliegt – auch in Fragen der Auslegung – dem Recht der Bundesrepublik Deutschland. Gerichtsstand für etwaige Streitigkeiten im Zusammenhang mit diesem Vertrag ist Frankfurt/Main, Deutschland, sofern nicht kraft Gesetzes ein zwingender ausschließlicher Gerichtsstand besteht.

ZUM ZEUGNIS DESSEN haben die Vertragsparteien diesen Vertrag mit Wirkung zum nachfolgend genannten Datum wie folgt unterzeichnet:

DePfa Deutsche Pfandbriefbank AG

Datum: ______________________________

durch: ______________________________

DePfa Holding plc.

Datum: ______________________________

durch: ______________________________

DePfa Deutsche Pfandbriefbank, Wiesbaden

as Seller

and

DePfa Holding plc., Dublin

as Purchaser

Share Agreement

on the purchase and sale
of the entire share capital
of

DePfa-Bank Europe plc., Dublin

Dieser Aktienkaufvertrag vom [ ] wird geschlossen zwischen

(1) **DePfa Deutsche Pfandbriefbank AG** mit Sitz in Paulinenstr. 15, 65189 Wiesbaden, Deutschland (die „**Verkäuferin**"), und

(2) **DePfa Holding plc.** mit Sitz in International House, 3 Harbourmaster Place, I.F.S.C., Dublin 1, Irland (die „**Käuferin**").

Präambel

(A) Die Vorstände und Aufsichtsräte der DePfa AG, Wiesbaden, und der DePfa Bank AG, Berlin, haben die Neuordnung der DePfa-Gruppe in zwei unabhängige Gruppen beschlossen. Vorbehaltlich der Zustimmung der außerordentlichen Hauptversammlung der DePfa Deutsche Pfandbriefbank AG werden beide Gruppen nach der Umstrukturierung Mitte 2002 jeweils eigenständig in ihren Märkten tätig sein.

(B) Die Staatsfinanzierungsaktivitäten werden von einer irischen Obergesellschaft (der Käuferin) geführt. Sie wird über eine Universalbanklizenz verfügen. Die wichtigsten Tochtergesellschaften sind die DePfa Deutsche Pfandbriefbank AG, Frankfurt am Main, die DePfa Bank Europe plc., Dublin, und die DePfa Investment Bank Limited, Nicosia. Obergesellschaft der Immobilienbankgruppe ist auch künftig die DePfa Bank AG mit einer Vielzahl von Tochtergesellschaften, die auf Dienstleistungen in den Bereichen Immobilien und Beratung ausgerichtet sind. Beide Gruppen können ihre Geschäftstätigkeiten künftig eigenverantwortlich erweitern, ändern oder neu definieren.

(C) Zur Trennung der Immobilien- und Staatsfinanzierungsaktivitäten sind verschiedene Anteilsübertragungen sowie eine Kapitalherabsetzung bei der irischen Obergesellschaft erforderlich. Nachfolgend die wesentlichen Schritte:

1. Veräußerung der 60%igen Beteiligung der DePfa Bank AG an der DePfa Investment Bank Limited an die DePfa Bank Europe plc,
2. Einbringung der bestehenden atypisch stillen Beteiligung der DePfa Deutsche Pfandbriefbank AG an der DePfa Bank AG in die DePfa Bank AG; die Einbringung wird im Wege einer Kapitalerhöhung gegen Sacheinlage gegen Ausgabe neuer Aktien der DePfa Bank AG vorgenommen,
3. Einbringung von mindestens 90% der Aktien der DePfa Deutsche Pfandbriefbank AG in die irische Obergesellschaft im Wege eines Umtauschangebots der irischen Obergesellschaft an die Aktionäre der DePfa Deutsche Pfandbriefbank AG,
4. Veräußerung der 100%igen Beteiligung der DePfa Deutsche Pfandbriefbank AG an der DePfa Bank Europe plc. an die irische Obergesellschaft,
5. Veräußerung der 100%igen Beteiligung der DePfa Deutsche Pfandbriefbank AG an der DePfa Bank AG an die irische Obergesellschaft,
6. Zuteilung von Aktien der DePfa Bank AG an die Aktionäre der irischen Obergesellschaft im Wege einer Kapitalherabsetzung mit Sachausschüttung bei der irischen Obergesellschaft.

(D) **Die DePfa-Bank Europe plc.** mit Sitz in International House, 3, Harbourmaster Place, I.F.S.C., Dublin 1 (die „**Emittentin**") hat 25.602.686 Namensaktien (registered shares) ausgegeben, von denen 25.564.603 voll und 38.083 teilweise eingezahlt sind (die „**Aktien**"); die mit den Aktien verbundenen Rechte und Pflichten sind in der Satzung der Emittentin geregelt. Die Namen der eingetragenen Aktionäre und die Anzahl der von ihnen jeweils gehaltenen Aktien sind aus Anlage 1 dieses Vertrages ersichtlich. Die Aktionäre – ausgenommen die Verkäuferin – halten die Aktien als Nominee, also als Treuhänder und Beauftragte der Verkäuferin.

(E) Die Verkäuferin und die in Anlage 1 genannten Nominees sind rechtlich und wirtschaftlich Inhaber sämtlicher ausgegebener Aktien der Emittentin. Die Verkäuferin beabsichtigt, die Aktien nach Maßgabe der in diesem Vertrag festgelegten Bedingungen an die Käuferin zu verkaufen.

(F) Die Käuferin beabsichtigt, die Aktien nach Maßgabe der in diesem Vertrag festgelegten Bedingungen von der Verkäuferin zu erwerben.

Dieses vorausgeschickt, vereinbaren die Parteien das Folgende:

1. **Begriffsbestimmungen und Auslegung**

1.1 Für die Zwecke dieses Vertrages werden die nachfolgenden Begriffe, sofern sich aus dem jeweiligen Zusammenhang nicht etwas anderes ergibt, wie folgt definiert:

„**Aktien**" oder „**verkaufte Aktien**" sind die in der Präambel unter Punkt (D) genannten Aktien der Emittentin.

„**Emittentin**" ist die DePfa Bank Europe plc., Dublin, Irland.

„**Kaufpreis**" ist der Kaufpreis für die verkauften Anteile, wie in Ziffer 2.2 dieses Vertrages bestimmt.

„**Parteien**" sind die Verkäuferin und die Käuferin.

„**Stichtag**" ist der in Ziffer 2.1 dieses Vertrages bestimmte Übertragungsstichtag.

„**Zertifikate**" sind die Zertifikate für die von der Emittentin gemäß den Bestimmungen ihrer Satzung an die Verkäuferin und die Nominees ausgegebenen Aktien.

1.2 Die in diesem Vertrag enthaltenen Überschriften und das Inhaltsverzeichnis dienen lediglich der vereinfachten Bezugnahme und sind bei der Auslegung dieses Vertrages nicht zu berücksichtigen.

1.3 Sofern sich aus dem jeweiligen Zusammenhang nicht etwas anderes ergibt, schließen in diesem Vertrag im Singular verwendete Begriffe den Plural ein und umgekehrt.

1.4 Jede Bezugnahme auf eine gesetzliche Bestimmung gilt als Bezugnahme auf die Bestimmung in der jeweils geltenden Fassung einschließlich jedweder Regelungen zu deren Umsetzung oder Durchführung.

1.5 Die Bezugnahme auf ein Dokument, eine Vereinbarung oder Urkunde gilt als Bezugnahme auf das Dokument, die Vereinbarung oder Urkunde in der jeweils gültigen Fassung.

1.6 Die Bezugnahme auf die Verkäuferin oder Käuferin gilt auch als Bezugnahme auf deren Rechtsnachfolger und einen Zessionar.

2. **Verkauf und Kaufpreis**

2.1 Die Verkäuferin verkauft hiermit mit Wirkung zum 15. März 2002 oder einem anderen zwischen den Parteien einvernehmlich vereinbarten Datum (der „**Stichtag**") an die dies annehmende Käuferin sämtliche 25.602.686 von der Gesellschaft ausgegebenen Aktien der DePfa Bank Europe plc., jeweils mit allen damit verbundenen Rechten und Pflichten unter Einschluß sämtlicher bestehender und künftiger Gewinnbezugsrechte. Die Aktien werden nicht durch diesen Vertrag, sondern durch gesondertes Aktienübertragungsformular gemäß nachfolgender Ziffer 5.1.(a) dieses Vertrages übertragen. Die Verkäuferin überträgt die Aktien (mit Ausnahme der von den Nominees gehaltenen Aktien) am Stichtag auf die Käuferin und stellt sicher, daß jeder der in Anlage 1 dieses Vertrages genannten

Nominees eine Treuhanderklärung zu Gunsten der Käuferin hinsichtlich der auf seinen Namen lautenden Aktien abgibt. Die Treuhanderklärung hat im wesentlichen der in Anlage 2 dieses Vertrages wiedergegebenen Form zu entsprechen.

2.2 Der von der Käuferin an die Verkäuferin nach diesem Vertrag zu zahlende Kaufpreis für die verkauften Aktien beträgt € 820 Millionen zuzüglich einer Aufzinsung in Höhe von 6,83 % vom 15. Oktober 2001 bis zum Stichtag (der „**Kaufpreis**") und ist am 31. Dezember 2002 fällig und zahlbar. Die Verkäuferin ist berechtigt, den Kaufpreis mit einer Vorankündigung von einer Woche jederzeit vor dem 31. Dezember 2002 zu zahlen. Für den Zeitraum vom Stichtag bis zum Tag der Zahlung des Kaufentgelts ist der Kaufpreis mit dem jeweils gültigen 3-Monats-EURIBOR zu verzinsen. Die Käuferin leistet den Kaufpreis und die Zinsen auf das Bankkonto Nr. 510 108 00 der Verkäuferin bei der Landeszentralbank Hessen.

3. Zusicherungen und Gewährleistungen

3.1 Die Verkäuferin und die Käuferin geben hiermit jeweils gegenüber der anderen Partei folgende Zusicherungen und Gewährleistungen ab:

(a) sie sind zum Abschluß und zur Durchführung dieses Vertrages befugt;
(b) alle zur Durchführung dieses Vertrages erforderlichen Handlungen wurden ordnungsgemäß vorgenommen;
(c) die Übernahme und Erfüllung der vertraglichen Pflichten verletzen weder vertragliche, gesetzliche, behördliche oder gerichtliche Bestimmungen, und
(d) die abgegebenen Zusicherungen gelten auch für den Stichtag im Hinblick auf die zu diesem Zeitpunkt vorliegenden Umstände als wahrheitsgetreu und richtig, als wären sie zu diesem Zeitpunkt abgegeben worden.

3.2 Die Verkäuferin gibt hiermit gegenüber der Käuferin folgende Zusicherungen und Gewährleistungen ab:

(a) die Aktien stellen das gesamte von der Emittentin ausgegebene Aktienkapital dar. Es besteht keine Vereinbarung oder Verpflichtung zur Erhöhung des Kapitals oder Ausgabe von Aktien aus dem Kapital der Emittentin oder zur Gewährung von Rechten auf Ausgabe von Aktien aus dem Kapital der Emittentin;
(b) die Verkäuferin ist die rechtliche und wirtschaftliche Eigentümerin der Aktien. Die Aktien sind frei von jeglichen Belastungen, einschließlich Pfandrechten und Sicherungsrechten;
(c) kein Dritter hat ein Recht zum Erwerb oder zu einer sonstigen Übertragung von Aktien oder Rechten an Aktien gegenüber der Verkäuferin oder ein Recht auf ein solches Recht, und
(d) die Aktien sind ordnungsgemäß in Übereinstimmung mit der Satzung der Emittentin ausgegeben und vollständig eingezahlt mit Ausnahme der 38.083 Aktien, die zu 25 % teilweise eingezahlt sind.

3.3 Die Käuferin gibt hiermit gegenüber der Verkäuferin folgende Zusicherungen und Gewährleistungen ab:

die Käuferin hat Aktien und Finanzlage der Emittentin eigenständig bewertet und überprüft. Die Bestimmungen der Satzung der Emittentin sind ihr bekannt. Weitergehende Gewährleistungen sind ausgeschlossen.

4. **Sonstige Maßnahmen**

4.1 Die Verkäuferin und die Käuferin verpflichten sich, alle Erklärungen abzugeben und Handlungen vorzunehmen, die zur oder im Zusammenhang mit der nach diesem Vertrag vorgesehenen Veräußerung und Übertragung der Aktien erforderlich oder zweckmäßig sind. Die Verkäuferin übernimmt es, alle für die Übertragung erforderlichen und zweckmäßigen Zustimmungen der Gesellschaft oder Dritter, insbesondere von Behörden, einzuholen und notwendige Mitteilungen zu machen. Im Rahmen des rechtlich Zulässigen bemüht sich die Verkäuferin um die Genehmigung der Übertragung der Aktien durch die Vorstandsmitglieder der Emittentin.

5. **Durchführung**

5.1 Die Verkäuferin übergibt der Käuferin am Stichtag Zug um Zug gegen Übergabe der in Ziffer 5.2 unten genannten Unterlagen durch die Käuferin folgende Dokumente:

(a) ein im Namen der Verkäuferin ordnungsgemäß unterzeichnetes Aktienübertragungsformular (in der nach dem Stock Transfer Act von 1963, neueste Fassung, vorgeschriebenen Form) hinsichtlich der im Namen der Verkäuferin eingetragenen Aktien;
(b) die Aktienzertifikate über die mit diesem Vertrag verkauften Aktien;
(c) eine ordnungsgemäß unterzeichnete Treuhanderklärung (entsprechend der in Anlage 2 beigefügten Form) zu Gunsten der Käuferin von jedem der sechs in Anlage 1 genannten Nominees hinsichtlich der von dem jeweiligen Aktionär gehaltenen Aktien;
(d) eine Kopie der schriftlichen Genehmigung der irischen Zentralbank für die nach diesem Vertrag vorgesehene Veräußerung der Aktien;
(e) eine Kopie der Bestätigung des irischen Minister for Enterprise, Trade and Employment (Minister für Unternehmen, Handel und Beschäftigung), daß eine Verfügung gemäß § 9 des Mergers, Takeovers and Monopolies (Control) Act von 1978 (neueste Fassung) im Hinblick auf die nach diesem Vertrag vorgesehene Veräußerung der Aktien nicht beabsichtigt ist;
(f) einen Nachweis der Vertretungsbefugnis der Person(en), die diesen Vertrag und das von der Verkäuferin nach lit. (a) auszufertigende Aktienübertragungsformular im Namen der Verkäuferin unterzeichnet hat (haben).

5.2 Die Käuferin stellt sicher, daß der Verkäuferin am Stichtag gegen Aushändigung der in Ziffer 5.1 erwähnten Dokumente die folgenden Unterlagen übergeben werden bzw. Voraussetzungen vorliegen:

(a) Nachweis der Vertretungsbefugnis der Person(en), die diesen Vertrag im Namen der Käuferin unterzeichnet hat (haben).

(b) Gewährung einer floating charge irischen Rechts (laufende Belastung) oder einer vergleichbaren Sicherheit über sämtliche Vermögensgegenstände der irischen Obergesellschaft, die durch eine floating charge irischen Rechts oder eine vergleichbare Sicherheit belastet werden können, zur Sicherung des nach diesem Vertrag geschuldeten Kaufpreises einschließlich der Zinsen.

5.3 Nach Durchführung des Verkaufs und Übertragung der Aktien halten die Verkäuferin und ihre Nominees – gemäß den Weisungen der Verkäuferin – die Aktien für die Käuferin und gemäß ihren Weisungen, so lange wie die Verkäuferin oder ihre Bevollmächtigten als Inhaber der Aktien im Aktionärsverzeichnis der Emittentin eingetragen sind.

6. **Kosten, Auslagen und Steuern**

Die Parteien tragen jeweils die ihnen entstandenen und künftig noch entstehenden Kosten und Auslagen im Zusammenhang mit dem Verkauf und der Übertragung der Aktien. Eine etwaige im Zusammenhang mit diesem Vertrag oder der Übertragung der Aktien erhobene Börsenumsatzsteuer trägt die Käuferin.

7. **Allgemeines**

7.1 Alle zwischen den Vertragsparteien vor dem Abschluß dieses Vertrages getroffenen und den Gegenstand dieses Vertrages betreffenden Vereinbarungen werden durch diesen Vertrag ersetzt.

7.2 Sollte eine Bestimmung dieses Vertrages ganz oder teilweise unwirksam oder undurchführbar sein oder werden, werden die Wirksamkeit und Durchführbarkeit aller übrigen Bestimmungen dieses Vertrages davon nicht berührt. Die unwirksame oder undurchführbare Bestimmung gilt als durch diejenige wirksame oder durchführbare Bestimmung ersetzt, die dem von den Vertragsparteien mit der unwirksamen oder undurchsetzbaren Bestimmung verfolgten wirtschaftlichen Zweck am nächsten kommt.

8. **Übertragung von Rechten und Pflichten**

Die Vertragsparteien sind nicht berechtigt, ihre vertraglichen Rechte und Pflichten an einen Dritten ohne die vorherige schriftliche Zustimmung der jeweils anderen Vertragspartei abzutreten oder auf diese zu übertragen.

9. **Anwendbares Recht und Gerichtsstand**

Dieser Vertrag unterliegt – auch in Fragen der Auslegung – dem Recht der Bundesrepublik Deutschland. Die Aktienübertragung unterliegt, soweit gesetzlich erforderlich, irischem Recht. Gerichtsstand für etwaige Streitigkeiten im Zusammenhang mit diesem Vertrag ist Frankfurt/Main, Deutschland, sofern nicht kraft Gesetzes ein zwingender ausschließlicher Gerichtsstand besteht.

ZUM ZEUGNIS DESSEN haben die Vertragsparteien diesen Vertrag mit Wirkung zum nachfolgend genannten Datum wie folgt unterzeichnet:

DePfa Deutsche Pfandbriefbank AG

Datum: ______________________

durch: ______________________

DePfa Holding plc.

Datum: ______________________

durch: ______________________

Anlage 1

Name des eingetragenen Inhabers	Anzahl der Aktien
DePfa Deutsche Pfandbriefbank AG	25.602.680
G. Bruckermann	1
T. Kolbeck	1
R. Grzesik	1
K.-H. Glauner	1
D. Cahillane	1
P. Schofield	1
insgesamt	25.602.686

Anlage 2

Treuhanderklärung

Ich, [ ] von [ ]
ERKLÄRE UND BESTÄTIGE HIERMIT, daß ich an der DePfa Bank Europe plc. eine Aktie in Höhe von [ ] (voll eingezahlt) sowie alle Dividenden und angefallenen und noch anfallenden Zinsen als Treuhänder und Bevollmächtigter der [ ] (nachfolgend der „Inhaber" genannt) halte. **ICH VERPFLICHTE MICH**, bei der Übertragung, der Auszahlung und dem Handel dieser Aktie, einschließlich der darauf entfallenden Dividenden und damit verbundenen Stimmrechte die entsprechenden Weisungen des Inhabers zu befolgen. **ICH VERPFLICHTE MICH HIERMIT FERNER**, die Aktie auf entsprechende Anforderung des Inhabers auf den Inhaber oder gemäß den Weisungen des Inhabers zu übertragen. Zu diesem Zweck habe ich dieser Erklärung ein ordnungsgemäß von mir unterzeichnetes Übertragungsdokument beigefügt. **ICH BEVOLLMÄCHTIGE HIERMIT** den Inhaber (einschließlich seine ordnungsgemäß bestellten Vertreter), den oder die Namen des Inhabers oder der von ihm bestellten Person oder Personen für die vorgenannte Übertragung einzufügen und das Übertragungsdokument anschließend zurückzugeben.

ZUM ZEUGNIS dessen habe ich diese Erklärung am [ ] 2002 unterzeichnet und mit einem Siegel versehen.

UNTERZEICHNET, VERSIEGELT UND AUSGEHÄNDIGT

durch den vorgenannten [ ]

in Anwesenheit von: ______________________

Zeuge: ______________________

COMPANIES ACTS, 1963 TO 2001
PUBLIC LIMITED COMPANY
MEMORANDUM OF ASSOCIATION
of
DePfa Holding public limited company

1. The name of the Company is "DePfa Holding public limited company".

2. The Company is to be a public limited company.

3. The objects for which the Company is established are:
(1) To act as the holding and co-ordinating company of the group of companies of which the Company is for the time being the holding company and to do all lawful acts and things whatever which may be necessary or convenient to carry on the business of a holding company and to do all lawful acts and things that any of its subsidiaries for the time being are empowered to do and to carry on the business of a management and service company and to act as managers and to co-ordinate the policy, administration, finances, affairs and activities of other companies and to undertake and carry out all such services in connection therewith as may be deemed expedient; and to carry on the business of an investment and holding company and to acquire, hold and sell or otherwise dispose of property of all kinds and to exercise and enforce all rights and powers conferred by or incident upon the ownership of any property acquired by the Company.
(2) To carry on all of the said businesses or any one or more of them as a distinct or separate business or as the principal business of the Company, to carry on any other business manufacturing or otherwise which may seem to the Company capable of being conveniently carried on in connection with the above or any one of the above or calculated directly or indirectly to enhance the value of or render more profitable any of the Company's property or rights.
(3) To acquire, dispose of, invest in and hold any bonds, obligations, certificates of deposit, treasury bills, trade bills, bank acceptances, bills of exchange, acceptance credits, monetary instruments, shares, stock, warrants, debentures, debenture stock, loans, mortgages, debt register claims, securities, units of or participation in any unit trust scheme, mutual fund or collective investment scheme, commodities and securities and financial instruments of all kinds created, issued or guaranteed by any government, sovereign, ruler, municipal, local, supranational or otherwise, in any part of the world, or by any company, bank, association or partnership, whether with limited or unlimited liability, constituted or carrying on business or activities in any part of the world and to subscribe for the same either conditionally or otherwise, to enter into underwriting and similar contracts with respect thereto and to exercise and enforce all rights and powers conferred by or incidental to the ownership thereof and to do all the foregoing as principal, agent or broker.
(4) To carry out any transactions or operations whatsoever which may be lawfully undertaken and carried out by capitalists, promoters, merchants, underwriters, financiers or concessionaries and to carry on a general financial business and general financial operations of all kinds in any part of the world and to undertake or aid in any enterprise.
(5) To acquire and undertake the whole or any part of the business, property and liabilities of any person or company carrying on any business which the Company is authorised to carry on or which is capable of being conducted so as to benefit the Company directly or indirectly or which is possessed of property suitable for the purpose of the Company.
(6) To take part in the formation, management, supervision or control of the business or operations of any company or undertaking, and for that purpose to appoint and remunerate any directors, accountants or other experts and agents, to transact or carry on all kinds of agency business and in particular in relation to the investment of money, sale of property and the collection and receipt of money.
(7) Generally to purchase, take on lease or in exchange or otherwise acquire any real and personal property and rights or privileges.
(8) To develop and turn to account any land acquired by the Company or in which it is interested, and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, fitting up and improving buildings and conveniences, and by planting, paving, draining, farming, cultivating, letting on building lease or building agreement and by advancing money to and entering into contracts and arrangements of all kinds with builders, tenants and others.
(9) As an object of the Company and as a pursuit in itself or otherwise, and whether for the purpose of making a profit or avoiding a loss or for any other purpose whatsoever, to engage in currency exchange and interest rate transactions and any other financial or other transactions of whatever nature, including (without limiting the foregoing) any transaction for the purposes of, or capable of being for the purposes of, avoiding, reducing, minimising, hedging against or otherwise managing the risk of any loss, cost, expense or liability arising, or which may arise, directly or indirectly, from a change or changes in any interest rate or currency exchange rate or in the price or value of any property, asset, commodity, index or liability or from any other risk or factor affecting the Company's business, including, but not limited to, dealings, whether involving purchases, sales or otherwise, in foreign and Irish currency, spot and forward exchange rate contracts, forward rate agreements, caps, floors and collars, futures, options, swaps, and any other currency interest rate and other hedging arrangements and such other instruments as are similar to, or derivatives of, any of the foregoing.
(10) To construct, maintain and alter any buildings or works necessary or convenient for any of the purposes of the Company or for the benefit of its employees.
(11) To lend money to such persons or companies, either with or without security and upon such terms as may seem expedient, and in particular to customers and others having dealings with the Company.
(12) To borrow or raise or secure the payment of money in such manner as the Company shall think fit, and in particular (without limitation) by the creation of charges or mortgages (whether legal or equitable) or floating charges or by the issue of bonds (whether on the basis of mortgages acquired or to be acquired or otherwise), negotiable instruments, commercial paper, debentures or debenture stock, perpetual or otherwise, charged upon all or any of the Company's property, both present and future, including its uncalled capital, and to purchase, redeem or pay off any such charges, mortgages or securities.
(13) To adopt such means of making known the services of the Company as may seem expedient, and in particular by advertising in the press, by circulars, by purchase and exhibition of works of art of interest, by publication of books and periodicals and by granting prizes, rewards and donations.
(14) To sell, improve, manage, develop, exchange, lease, mortgage, enfranchise, dispose of, turn to account or otherwise deal with all or any part of the property and rights of the Company.
(15) To guarantee, grant indemnities in respect of, support or secure, whether by personal covenant or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company, or by both such methods, the performance of the

contracts or obligations of and the repayment or payment of the principal amounts of and premiums interest and dividends on any securities of any person, firm or company, notwithstanding the fact that the Company may not receive any consideration advantage or benefit direct or indirect from entering into such guarantee or other arrangement or transaction contemplated herein.
(16) To amalgamate with any other company.
(17) To apply for, purchase or otherwise acquire any patents, brevets d'invention, licences, trade marks, concessions and the like conferring any exclusive or non-exclusive or limited right to use, or any secret or other information as to any invention which may seem capable of being used, for any of the purposes of the Company or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop or grant licences in respect of or otherwise turn to account the property rights or information so acquired.
(18) To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction which the Company is authorised to carry on or engage in or any business or transaction capable of being conducted so as directly or indirectly to benefit the Company.
(19) To enter into any arrangement with any government or authority, supreme, municipal, local or otherwise, that may seem conducive to the Company's objects or any of them and to obtain from any such government or authority any rights, privileges and concessions which the Company may think it desirable to obtain, and carry out, exercise and comply with any such arrangements, rights, privileges and concessions.
(20) To establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension or superannuation funds for the benefit of, and to give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company or of any company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary, or who are or were at any time Directors or officers of the Company or of any such other company as aforesaid, or any persons in whose welfare the Company or any such other company as aforesaid is or has been at any time interested and the wives, widows, families and dependants of any such persons, and also to establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well being of the Company or of any other such company as aforesaid or of any such persons as aforesaid and to make payments for or towards the insurance of any such persons as aforesaid and to subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object, and to do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid.
(21) To promote any company or companies for the purpose of acquiring all or any of the property and liabilities of the Company or for any other purpose which may seem directly or indirectly calculated to benefit the Company.
(22) To remunerate any person or company for services rendered or to be rendered in placing or assisting to place or guaranteeing the placing of any of the shares in the Company's capital or any debentures, debenture stock or other securities of the Company, or in or about the formation or promotion of the Company or the conduct of its business.
(23) To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures, letters of credit and other negotiable or transferable instruments.
(24) To undertake and execute any trusts the undertaking whereof may seem desirable, whether gratuitously or otherwise.
(25) To sell or dispose of the undertaking of the Company or any part thereof for such consideration as the Company may think fit, and in particular for shares, debentures or securities of any other company having objects altogether or in part similar to those of this Company.
(26) To obtain any Order or Act of the Oireachtas for enabling the Company to carry any of its objects into effect or for effecting any modification of the Company's constitution or for any other purpose which may seem expedient, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.
(27) To invest and deal with the moneys of the Company not immediately required and in such manner as from time to time may be determined.
(28) To procure the Company to be registered or recognised in any country or place.
(29) To promote freedom of contract and to resist, insure against, counteract and discourage interference therewith, to join any lawful federation, union or association, or do any other lawful act or thing with a view to preventing or resisting directly or indirectly any interruption of or interference with the Company's or any other trade or business, or proving or safeguarding against the same, or resisting or opposing any strike, movement or organisation which may be thought detrimental to the interests of the Company or its employees, and to subscribe to any association or fund for any such purposes.
(30) To do all or any of the above things in any part of the world as principals, agents, contractors, trustees, or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.
(31) To distribute any of the property of the Company in specie among the members.
(32) To do all such other things as the Company may think incidental or conducive to the attainment of the above objects or any of them.

Note: It is hereby declared that the word "company" in this clause (except where it refers to this Company) shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated and whether formed in the Republic of Ireland or elsewhere, and the intention is that the objects specified in each paragraph of this clause shall, except where otherwise expressed in such paragraph, be in no ways limited or restricted by reference to, or inference from, the terms of any other paragraph and that, in the event of ambiguity, this Clause shall be construed in such a way as to widen, and not to restrict, the powers of the Company.

4. The liability of the members is limited.

5. The share capital of the Company is € 130,000,002 divided into 43,333,334 Ordinary Shares of € 3 each.

ARTICLES OF ASSOCIATION
OF
DEPFA HOLDING PUBLIC LIMITED COMPANY

TABLE OF CONTENTS

COMPANIES ACTS, 1963 TO 2001
PUBLIC COMPANY LIMITED BY SHARES
ARTICLES OF ASSOCIATION
OF
DePfa Holding public limited company
(As adopted by special resolution passed on)

PART I - PRELIMINARY

1. Table "A" not to apply
No articles or similar regulations set out in any statute, or contained in any instrument made under any statute, concerning companies shall apply to the Company, but the following shall be the Articles of Association of the Company.

2. Interpretation
(a) In these Articles, unless the context otherwise requires, the following expressions shall have the following meanings:
(b) **the "Acts"** means the Companies Acts, 1963 to 2001;
the "1963 Act" means the Companies Act, 1963;
the "1983 Act" means the Companies (Amendment) Act, 1983;
the "1990 Act" means the Companies Act, 1990;
"these Articles" means these articles of association as originally adopted or as from time to time altered or varied (and **"Article"** means one of these Articles);
the "Auditors" means the auditors for the time being of the Company;
the "Company" means DePfa Holding public limited company, registered number [ ];
"Clear Days" means, in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;
"Depositary" means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Directors whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and holds such shares or rights or interests in shares as a participant in, or operator of, a securities clearing system approved by the Directors for the purposes of these Articles and/or which issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Directors for the purposes of these Articles, and shall include, where approved by the Directors, the trustees (acting in their capacity as such) of any employees' share scheme established by the Company or any other scheme or arrangement principally for the benefit of employees or those in the service of the Company and/or its subsidiaries or their respective businesses and the managers (acting in their capacity as such) of any investment or savings plan, which in each case the Directors have approved;
the "Directors" means the directors for the time being of the Company or those of them present at a duly convened meeting of directors of the Company at which a quorum is present, and **"Director"** means a director for the time being of the Company;
"enterprise agreement" means an agreement under which an undertaking: (i) submits the direction of the undertaking to another undertaking; (ii) undertakes to transfer its entire profits to another undertaking: (iii) agrees to conduct its business on behalf of another undertaking; (iv) undertakes to pool its profits or the profits of certain of its operations in whole or in part with the profits of other undertakings or certain operations of other undertakings for the purpose of dividing the profits of the pool; (v) undertakes to transfer a share of its profit or the profit of certain of its operations in whole or in part to another undertaking or other person; or (vi) leases or otherwise surrenders the operation of its business to another undertaking or other person, provided that (a) if undertakings which are not controlled by one another submit by agreement to common direction, without one of such undertakings becoming controlled by another undertaking being a party to such agreement, such agreement shall not constitute an enterprise agreement and (b) neither an agreement on profit sharing between a body corporate and one or more of its directors or employees nor an arrangement as to profit sharing under agreements entered into in the ordinary course of an undertaking's business or under licensing agreements shall constitute an enterprise agreement;
the "Holder" means, in relation to any share, the member whose name is entered in the Register as the holder of the share or, where the context permits, the members whose names are entered in the Register as the joint holders of the share;
the "Frankfurt Stock Exchange" means the Frankfurter Wertpapierbörse;
the "Office" means the registered office for the time being of the Company;
"paid (up)" means, in relation to a share, paid or credited as paid (up);
"Procedural Resolution" means a resolution or question which is put to the vote of a general meeting which the Chairman in his absolute discretion determines is of a procedural nature (e.g., a resolution to adjourn a general meeting, a resolution to appoint a chairman or a resolution on a simple clerical amendment to correct an obvious error in a Substantive Resolution);
the "Register" means the register of members to be kept as required by the Acts;
the "Seal" means the common seal of the Company or (where relevant) the official securities seal kept by the Company pursuant to the Acts;
the "Secretary" means the secretary for the time being of the Company or any other person appointed to perform any of the duties of the secretary of the Company, including a joint, assistant or acting secretary;
"share" means any share (whether issued or unissued) in the capital of the Company;
the "State" means the Republic of Ireland;
"Stock Exchange Nominee" has the meaning given to such expression by section 1 of the Companies (Amendment) Act, 1977;
"subsidiary undertaking" has the meaning given to such expression by Regulation 4 of the European Communities (Companies: Group Accounts) Regulations, 1992;
"Substantive Resolution" means any resolution or question put to the vote of a general meeting which is not a Procedural Resolution;
"undertaking" means a person, body corporate, a partnership or an unincorporated body of persons engaged for gain in the production, supply or distribution of goods, the provision of a service or the making or holding of investments.
(c) Expressions in these Articles referring to writing shall be construed, unless the contrary intention appears, as including references to printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form. Expressions in these Articles referring to execution of any document shall include any mode of execution whether under seal or under hand.

(d) Unless specifically defined herein or the context otherwise requires, words or expressions defined in the Acts in force as at the date on which these Articles are adopted shall bear the same meaning in these Articles, except that the word "company" shall include any body corporate.
(e) The headings and captions included in these Articles are inserted for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of these Articles.
(f) Unless the context otherwise requires, references in these Articles to any enactment or any section or provision thereof shall include any statutory modification or re-enactment thereof for the time being in force.
(g) In these Articles, unless the context otherwise requires, words importing any gender shall include all genders, and the singular number shall include the plural, and vice versa, and words importing persons shall include firms or companies.
(h) Unless the context otherwise requires, any reference in an Article to a paragraph or subparagraph shall be construed as a reference to a paragraph of that Article or (as the case may be) a subparagraph of the paragraph in which the reference is contained.
(i) References in these Articles to "€" are references to euros.
(j) References in these Articles to a "month" are to a calendar month.

3. Form of resolution
Subject to the Acts:
(a) a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under the Acts or these Articles;
(b) a resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting shall be as valid and effective for all purposes as if the resolution had been passed at a general meeting duly convened and held and if described as a special resolution shall be deemed to be a special resolution, and such resolution may consist of several documents in the like form each executed by one or more of the members.

PART II - SHARE CAPITAL AND VARIATION OF RIGHTS

4. Share capital
The share capital of the Company is € 130,000,002 divided into 43,333,334 ordinary shares of € 3 each.

5. Rights of shares on issue
Without prejudice to any special rights conferred on the Holders of any existing shares or class of shares and subject to the provisions of the Acts, any share may be issued with such rights or restrictions (whether as regards dividends, return of capital, voting or otherwise) as the Company may from time to time by ordinary resolution determine.

6. Redeemable shares
Subject to the provisions of the Acts, any shares may be issued on terms that they are, or are liable at the option of the Company or the Holder, to be redeemed on such terms and in such manner as may be provided by these Articles, and the Company may convert any of its shares into redeemable shares. Subject as aforesaid, the Company may cancel any shares which it has redeemed or may hold them as treasury shares and re-issue any such treasury shares as shares of any class or classes or cancel them.

7. Allotment of shares
(a) Subject to the provisions of the Acts and of any resolution of the Company in general meeting, the shares shall be at the disposal of the Directors who may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its shareholders, but so that no share shall be allotted at a discount and so that, except in the case of shares allotted pursuant to an employees' share scheme, the amount payable on application on each share shall not be less than one-quarter of the nominal amount of the share and the whole of any premium thereon.
(b) Without prejudice to the generality of the powers conferred on the Directors by paragraph (a) and the powers and rights of the Directors under or in connection with any share option schemes or arrangements which were adopted or entered into by the Company prior to the adoption of these Articles, the Directors may from time to time grant options to subscribe for the unallotted shares in the capital of the Company to persons in the employment of the Company or any subsidiary of the Company (including directors holding executives offices) on such terms and subject to such conditions as the members of the Company in general meeting may from time to time approve.
(c) The Company may issue a warrant or certificate to any person to whom the Company has granted the right to subscribe for shares in the Company (other than under a share option scheme for employees), certifying the right of the registered holder thereof to subscribe for shares in the Company upon such terms and conditions as the right may have been granted.

8. Directors' authority to allot shares
(a) The Directors are unconditionally authorised to exercise all the powers of the Company to allot and issue relevant securities (within the meaning of Section 20 of the 1983 Act) up to an aggregate nominal amount equal to the authorised but unissued share capital of the Company on the date of adoption of these Articles, such authority to expire on close of business on the date which is five years after the date of adoption of these Articles, unless previously renewed, varied or revoked by the Company in general meeting, provided that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if such authority had not expired.
(b) The Directors are hereby empowered pursuant to Section 24 of the 1983 Act to allot equity securities (as defined in Section 23 of that Act) for cash, pursuant to the authority conferred on the Directors by Article 8(a), as if Section 23(1) of that Act did not apply to any such allotment.

9. Variation of rights
(a) Whenever the share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the Holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the Holders of the shares of the class, and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate general meeting the provisions of these Articles relating to general meetings shall apply except that the quorum at any such separate general meeting, other than an adjourned meeting, shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and the quorum at an adjourned meeting shall be one person holding shares of the class in question or his proxy.

(b) The rights conferred upon the Holders of the shares of any class shall not, unless otherwise expressly provided by these Articles or the terms of the issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or subordinate thereto or by the purchase or redemption by the Company of any of its shares.

10. Trusts not recognised
Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the Holder but this shall not preclude the Company from requiring the members or a transferee of shares to furnish the Company with information as to the beneficial ownership of any share when such information is reasonably required by the Company.

11. Disclosure of interests
(a) (i) For the purposes of this Article, unless the context otherwise requires:-
"Deemed Voting Concert Party Interest" means an agreement or arrangement between two or more persons with respect to, or to the exercise of, voting rights attaching to shares and which is likely to result in those rights being exercised so as to influence or to control the policy of the Company or the management of its affairs which the Directors have deemed to be a Deemed Voting Concert Party Interest for the purposes of this Article and, where the Directors so resolve, each of the persons who is party to such agreement or arrangement shall be deemed (for the purposes of this Article) to be interested in all the shares to which the voting rights in question are attached and, in this definition, references to an arrangement include references to an understanding or mutual expectation, whether formal or informal and whether or not legally binding;
"Disclosure Notice" means a notice served pursuant to paragraph (b);
"Interest" means an interest (of any size) in the Relevant Share Capital which would be taken into account in deciding whether a notification to the Company would be required under Chapter 2 of Part IV of the 1990 Act but shall include: (A) the interests referred to in section 78(1)(a) and (c) of the 1990 Act except those of a bare trustee, and (B) any Deemed Voting Concert Party Interest; and **"interested"** shall be construed accordingly;
"Relevant Share Capital" means the relevant share capital of the Company (as that expression is defined in section 67(2) of the 1990 Act);
"share" means any share in the Relevant Share Capital;
(ii) For the purposes of this Article, a person, other than the Holder of a share, shall be treated as appearing to be or to have been interested in that share if the Holder has informed the Company that the person is, or may be, or has been, or may have been, so interested, or if the Company (after taking account of any information obtained from the Holder or, pursuant to a notice under section 81 of the 1990 Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, or has been, or may have been, so interested.
(b) If in their absolute discretion the Directors consider it to be in the interests of the Company to do so, they may, at any time and from time to time, by notice require any Holder of a share, or any other person appearing to be interested or to have been interested in such share, to disclose to the Company in writing within such period as may be specified in such notice (which shall not be less than 28 days from the date of issue of such notice) such information as the Directors shall require relating to the ownership of or any Interest in such share and as lies within the knowledge of such Holder or other person (supported if the Directors so require by a statutory declaration and/or by independent evidence) including (without prejudice to the generality of the foregoing) any information which the Company is entitled to seek pursuant to section 81 of the 1990 Act.
(c) Where a Disclosure Notice is served on the Holder of a share and such Holder is a Depositary acting in its capacity as such, the obligations of the Depositary as a Holder pursuant to this Article shall be limited to disclosing to the Company in accordance with this Article such information relating to the ownership of or Interests in the share concerned as has been recorded by it pursuant to the terms entered into between the Depositary and the Company provided that nothing in this Article shall in any other way restrict the powers of the Directors under this Article.
(d) The Directors may give any number of Disclosure Notices pursuant to paragraph (b) to the same Holder or other person in respect of the same share.
(e) The Directors may serve notice pursuant to the terms of this Article irrespective of whether or not the person on whom it shall be served may be dead, bankrupt, insolvent or otherwise incapacitated and no such incapacity or any unavailability of information or inconvenience or hardship in obtaining the same shall be a satisfactory reason for failure to comply with any such notice, provided that if the Directors in their absolute discretion think fit, they may waive compliance in whole or in part with any notice given under this Article in respect of a share in any case of bona fide unavailability of information or genuine hardship or where they otherwise think fit but no such waiver shall prejudice or affect in any way any non-compliance not so waived whether by the person concerned or any other person appearing to the Directors to be interested in the share or by any person to whom a notice may be given at any time.
(f) Any resolution or determination of, or decision or exercise of any discretion or power by, the Directors under or pursuant to the provisions of this Article shall be final and conclusive and things done by or on behalf of, or on the authority of, the Directors pursuant to the foregoing provisions of this Article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to validity or otherwise on any ground whatsoever. The Directors shall not be required to give any reasons for any decisions, determination or declaration taken or made in accordance with this Article.
(g) The provisions of this Article are in addition to, and shall not limit, any other right or power of the Company or the Directors, including any right or power vested in the Company or the Directors by the Acts.

12. Payment of commission
The Company may exercise the powers of paying commissions conferred by the Acts. Subject to the provisions of the Acts, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other. On any issue of shares the Company may also pay such brokerage as may be lawful.

13. Payment by instalments
If by the conditions of allotment of any share the whole or part of the amount or issue price thereof shall be payable by instalments, every such instalment when due shall be paid to the Company by the person who for the time being shall be the Holder of the share.

PART III – SHARE CERTIFICATES

14. **Issue of certificates**
Every person whose name is entered as a member in the Register (except a Stock Exchange Nominee in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) shall be entitled without payment to receive within two months after allotment or lodgement of a transfer to him of the shares in respect of which he is so registered (or within such other period as the conditions of issue shall provide) one certificate for all the shares of each class held by him provided that the Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint Holder shall be a sufficient delivery to all of them. The Company shall not be bound to register more than four persons as joint Holders of any share (except in the case of executors or trustees of a deceased member). Every certificate shall be sealed with the Seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon.

15. **Balance and exchange certificates**
(a) Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares shall be issued in lieu without charge.
(b) Any two or more certificates representing shares of any one class held by any member at his request may be cancelled and a single new certificate for such shares issued in lieu without charge, unless the Directors otherwise determine.
If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may comply, if they think fit, with such request.

16. **Replacement of certificates**
If a share certificate is defaced, worn out, lost, stolen or destroyed, it may be replaced on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence or in relation to any indemnity as the Directors may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

PART IV – LIEN ON SHARES

17. **Extent of lien**
The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share. The Directors, at any time, may declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to all moneys payable in respect of the share.

18. **Power of sale**
The Company may sell in such manner as the Directors determine any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 days after notice demanding payment and stating that, if the notice is not complied with, the shares may be sold, has been given to the Holder of the share or to the person entitled to it by reason of the death or bankruptcy of the Holder.

19. **Power to effect transfer**
To give effect to any such sale, the Directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The transferee shall be entered in the Register as the Holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale, and after the name of the transferee has been entered in the Register, the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

20. **Proceeds of sale**
The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable and any residue (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) shall be paid to the person entitled to the shares at the date of the sale.

PART V – CALLS ON SHARES

21. **Making of calls**
Subject to the terms of allotment, the Directors may make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and each member (subject to receiving at least 14 days' notice specifying when and where payment is to be made) shall pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may be revoked, before receipt by the Company of a sum due thereunder, in whole or in part and payment of a call may be postponed by the Directors in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

22. **Time of call**
A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

23. **Liability of joint Holders**
The joint Holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

24. **Interest on calls**
If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at such rate, not exceeding 20 per cent per annum, as the Directors may determine but the Directors may waive payment of such interest wholly or in part.

25. **Sums due on allotment treated as calls**
An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value of the share or by way of premium or as an instalment of a call, shall for all purposes of these Articles be deemed to be a call duly made and, if it is not paid, the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

26. **Power to differentiate**
Subject to the terms of allotment, the Directors may make arrangements on the issue of shares for a difference between the Holders in the amounts and times of payment of calls on their shares.

27. **Interest on moneys advanced**
The Directors, if they think fit, may receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may pay (until the same would, but for such advance, become payable) interest at such rate, not exceeding (unless the Company in general meeting otherwise directs) 10 per cent per annum, as may be agreed upon between the Directors and the member paying such sum in advance; but any sum paid in excess of the amount for the time being called shall not be included or taken into account in ascertaining the amount of the dividend payable on the shares in respect of which such advance has been made.

28. **Evidence of debt**
On the trial or hearing of any action for the recovery of any money due for any call it shall be sufficient to prove that the member sued is the Holder, or one of the Holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book and that notice of such call was duly given to the member sued, in pursuance of these Articles, and it shall not be necessary to prove the appointment of the Directors who made such call nor any other matter whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

PART VI – FORFEITURE OF SHARES

29. **Notice requiring payment**
(a) If a member fails to pay any call or instalment of a call on or before the day appointed for payment thereof, the Directors may, at any time thereafter during such times as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued.
(b) The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.
(c) If the requirements of any such notice as aforesaid are not complied with, any shares in respect of which the notice has been given may, at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. A forfeiture of shares shall include all dividends and other moneys payable in respect of the forfeited shares and not paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder. In such case, references in these Articles to forfeiture shall include surrender.

30. **Power of disposal**
Until cancelled in accordance with the requirements of the Acts, a share so forfeited shall become the property of the Company (but the Company shall not exercise any rights vested in the share) and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture the Holder or entitled thereto or to any other person upon such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Directors on such terms as they think fit. The Directors may, if necessary, authorise some person to transfer a forfeited share to any such other person as aforesaid.

31. **Effect of forfeiture**
A person any of whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall nevertheless remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with interest at the rate at which interest was payable on those moneys before forfeiture or, if no interest was payable, at such rate (not exceeding 20 per cent per annum) as the Directors shall think fit from the date of forfeiture until payment, and to satisfy all claims and demands (if any) which the Company might have enforced in respect of the shares at the time of forfeiture without any deduction or allowance for the value of the shares at the time of forfeiture. Such liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares, together with interest as aforesaid. The Directors may, if they think fit, waive the payment of such interest or any part thereof.

32. **Statutory declaration**
A statutory declaration that the declarant is a Director or the Secretary of the Company, and that a share in the Company has been duly forfeited or sold to satisfy a lien of the Company on the date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the relevant share transfer being made if the same is required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of or any renouncee thereof shall be registered as the Holder of the share and shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale, re-allotment or disposal of the share.

33. **Non-payment of sums due on share issues**
The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

PART VII – TRANSFER OF SHARES

34. **Form of instrument of transfer**
Subject to such of the restrictions of these Articles and to such of the conditions of issue as may be applicable, the shares of any member may be transferred by instrument in writing in any usual or common form or any other form which the Directors may approve.

35. **Execution of instrument of transfer**
The instrument of transfer of any share shall be executed by or on behalf of the transferor and, in cases where the share is not fully paid, by or on behalf of the transferee. The transferor shall be deemed to remain the Holder of the share until the name of the transferee is entered in the Register in respect thereof.

36. Refusal to register transfers
(a) The Directors in their absolute discretion and without assigning any reason therefor may decline to register any transfer, or renunciation of a renounceable letter of allotment, of a share which is not fully paid.
(b) The Directors may decline to recognise any instrument of transfer, or renunciation of a renounceable letter of a allotment, of any shares unless:
(i) it is lodged at the Office or at such other place as the Directors may appoint and is accompanied by the certificate of the shares to which it relates (except in the case of a transfer by a Stock Exchange Nominee where no certificate has been issued in respect of the shares in question or in the case of a renunciation) and such other evidence as the Directors may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so;
(ii) it is in respect of one class of share only;
(iii) and it is in favour of not more than four persons jointly.

37. Procedure on refusal
If the Directors refuse to register a transfer of shares then, within two months after the date on which the transfer was lodged with the Company, they shall send to the transferee notice of the refusal.

38. Closing of transfer books
The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in each year) as the Directors may determine.

39. Absence of registration fees
No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

40. Retention of transfer instruments
The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

41. Renunciation of allotment
Nothing in these Articles shall preclude the Directors from recognising a renunciation of the allotment of any shares by the allottee in favour of some other person.

PART VIII — TRANSMISSION OF SHARES

42. Death of member
If a member dies the survivor or survivors where he was a joint Holder, and his personal representatives where he was a sole Holder or the only survivor of joint Holders, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

43. Transmission on death or bankruptcy
A person becoming entitled to a share in consequence of the death or bankruptcy of a member may elect, upon such evidence being produced as the Directors may properly require, either to become the Holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the Holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member had not occurred.

44. Rights before registration
A person becoming entitled to a share by reason of the death or bankruptcy of a member (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall have the rights to which he would be entitled if he were the Holder of the share, except that, before being registered as the Holder of the share, he shall not be entitled in respect of it to attend or vote at any meeting of the Company or at any separate meeting of the Holders of any class of shares in the Company, so, however, that the Directors, at any time, may give notice requiring any such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within 90 days, the Directors thereupon may withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

PART IX – ALTERATION OF SHARE CAPITAL

45. Increase of capital
(a) The Company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.
(b) Except so far as otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new shares shall be considered part of the pre-existing ordinary capital and shall be subject to the provisions herein contained with reference to calls and instalments, transfer and transmission, forfeiture, lien and otherwise.

46. Consolidation, sub-division and cancellation of capital
(a) The Company may, by ordinary resolution:
(ii) consolidate and divide all or any of its share capital into shares of larger amount;
subject to the provisions of the Acts, subdivide its shares, or any of them, into shares of smaller amount, so however that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived (and so that the resolution whereby any share is sub-divided may determine that, as between the Holders of the shares resulting from such sub-division, one or more of the shares may have, as compared with the others, any such preferred, deferred or other rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares); or
(iii) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of the shares so cancelled.
Subject to the provisions of these Articles, whenever as a result of a consolidation or subdivision of shares any members would become entitled to fractions of a share, the Directors may deal with such fractions as they shall determine and in particular they may sell, on behalf of those members, the shares representing the fractions for the best price reasonably obtainable to any person and distribute the proceeds of sale in due proportion among those members (save that the Directors may in such event determine that amounts of € 2.50 or less shall not be so distributed but shall be retained for the benefit of the Company), and the Directors may authorise some person to execute an instru-

ment of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

47. Reduction of capital
The Company may, by special resolution, reduce its share capital, any capital redemption reserve fund, any share premium account or any capital conversion reserve fund in any manner and with, and subject to, any incident authorised, and consent required, by law.

48. Purchase of own shares
Subject to the provisions of the Acts and to any rights conferred on the Holders of any class of shares, the Company may purchase all or any of its own shares of any class, including any redeemable shares by off-market purchase or market purchase on any stock exchange, including the Frankfurt Stock Exchange, as may be prescribed for these purposes in accordance with the Acts. Neither the Company nor the Directors shall be required to select the shares to be purchased rateably or in any other particular manner as between the Holders of shares of the same class or as between them and the Holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares. Subject to the provisions of the Acts, the Company may cancel any shares so purchased or may hold them as treasury shares and re-issue any such treasury shares as shares of any class or classes or cancel them. For these purposes, "off-market purchase" and "market purchase" have respectively the meanings ascribed to those terms by section 212 of the 1990 Act.

PART X - ENTERPRISE AGREEMENTS

49. Approval of enterprise agreements
The Company may, with the approval of its shareholders given by special resolution, enter into an enterprise agreement. Such approval may be obtained either prior to the enterprise agreement being entered into by the Company or, if the enterprise agreement is expressed to be conditional on such approval being given, prior to the agreement becoming effective.

PART XI - GENERAL MEETINGS

50. Annual general meetings
The Company shall hold in each year a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it. Not more than 15 months shall elapse between the date of one annual general meeting and that of the next.

51. Extraordinary general meetings
All general meetings other than annual general meetings shall be called extraordinary general meetings.

52. Convening general meetings
The Directors may convene general meetings. Extraordinary general meetings may also be convened on such requisition, or in default may be convened by such requisitionists, and in such manner as may be provided by the Acts .

53. Notice of general meetings
(a) Subject to the provisions of the Acts allowing a general meeting to be called by shorter notice, annual general meetings and extraordinary general meetings shall be called by at least one month's notice, excluding the day when notice is given or deemed to be given and the day for which it is given or on which it is to take effect.
(b) Any notice convening a general meeting shall specify the time and place of the meeting and, in the case of special business, the general nature of that business and, in reasonable prominence, that a member entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote in his place and that a proxy need not be a member of the Company. It shall also give particulars of any Directors who are to retire by rotation or otherwise at the meeting and of any persons who are recommended by the Directors for appointment or re-appointment as Directors at the meeting, or in respect of whom notice has been duly given to the Company of the intention to propose them for appointment or re-appointment as Directors at the meeting. Subject to any restrictions imposed on any shares, the notice shall be given to all the members and to the Directors and the Auditors.
(c) The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

PART XII - PROCEEDINGS AT GENERAL MEETINGS

54. Quorum for general meetings
(a) No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Two persons entitled to attend and to vote upon the business to be transacted, each being a member or a proxy for a member, shall be a quorum.
(b) If such a quorum is not present within half an hour from the time appointed for the meeting, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such other day and at such other time and place as the Directors may determine.

55. Special business
All business shall be deemed special that is transacted at an extraordinary general meeting. All business that is transacted at an annual general meeting shall also be deemed special, with the exception of declaring a dividend, the consideration of the accounts, balance sheets and reports of the Directors and Auditors, the appointment of Directors in the place of those retiring (whether by rotation or otherwise), the fixing of the remuneration of the Directors, the re-appointment of the retiring Auditors and the fixing of the remuneration of the Auditors.

56. Chairman of general meetings
(a) The chairman (if any) or, in his absence, the deputy chairman (if any) of the board of Directors or, in his absence, some other Director appointed by the Directors for the purpose shall preside as chairman at every general meeting of the Company. If there is no chairman or deputy chairman of the board of Directors and no Director has been so appointed or if none of such persons shall be present within five minutes after the time appointed for the holding of the meeting and willing to act, the Directors present shall elect one of their number to be chairman of the meeting and, if there is only one Director present and willing to act, he shall be chairman. If at any meeting no Director is present, and willing to act as chairman of the meeting, within 15 minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of the members personally present to be chairman of the meeting.

(b) The chairman shall take such action as he thinks fit to promote the orderly conduct of general meetings. The decision of the chairman on points of order, matters of procedure or matters arising incidentally out of the business of the meeting shall be final and conclusive, as shall be, subject to his acting in good faith, his determination whether any point or matter is of such a nature. Without prejudice to the generality of the foregoing, if an amendment proposed to any resolution under consideration is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. Where the text of an ordinary resolution has been set out in full in the notice of general meeting, no amendment to that ordinary resolution shall be considered, except at the discretion of the chairman, unless notice executed by a member qualified to vote at the meeting has been given to the Company of the intention to propose that amendment not less than 48 hours before the time appointed for the holding of the meeting.

57. **Directors' right to attend general meetings**
A Director (and any other person invited by the Chairman to do so) shall be entitled, notwithstanding that he is not a member, to attend and speak at any general meeting and at any separate meeting of the Holders of any class of shares in the Company.

58. **Adjournment of general meetings**
(a) The chairman, with the consent of a general meeting at which a quorum is present, may (and if so directed by the meeting, shall) adjourn the meeting to another time or place or indefinitely. The chairman may at any time without the consent of the meeting adjourn the meeting to another time or place or indefinitely if it appears to the chairman that:
(i) the number of persons present or wishing to attend cannot be conveniently accommodated in the place appointed for the meeting; or
(ii) the behaviour of any persons attending the meeting prevents or is likely to prevent the orderly conduct of the business of the meeting; or
(iii) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.
No business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place.
(b) Where a meeting is adjourned indefinitely, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for 14 days or more or indefinitely, at least seven Clear Days' notice shall be given specifying the time and place for the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

PART XIII – VOTING

59. **Determination of resolutions**
(a) At any general meeting a Substantive Resolution put to the vote of the meeting shall be decided on a poll.
(b) A Procedural Resolution put to the vote of the meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands, a poll is duly demanded. Unless a poll is so demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. The demand for a poll may be withdrawn before the poll is taken but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

60. **Entitlement to demand poll**
Subject to the provisions of the Acts, a poll may be demanded:
(a) by the chairman of the meeting;
(b) by at least three members present (in person or by proxy) having the right to vote at the meeting;
(c) by any member or members present (in person or by proxy) representing not less than one-tenth of the total rights of all the members having the right to vote at the meeting; or
(d) by a member or members present (in person or by proxy) holding shares in the Company conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

61. **Taking of a poll**
(a) Save as provided in paragraph (b), a poll shall be taken in such manner as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.
(b) A poll demanded on a Procedural Resolution shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time (not being more than 30 days after the date on which the poll is demanded) and place as the chairman of the meeting may direct. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.
(c) No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven Clear Days' notice shall be given specifying the time and place at which the poll is to be taken.

62. **Votes of members**
Votes may be given either personally or by proxy. Subject to any rights or restrictions for the time being attached to any class or classes of shares and subject to any suspension or abrogation of rights pursuant to these Articles, on a show of hands every member present in person and every proxy shall have one vote, so, however, that no individual shall have more than one vote, and on a poll every member shall have one vote for every share carrying rights of which he is the Holder. On a poll a member entitled to more than one vote need not cast all his votes or cast all the votes he uses in the same way.

63. **Voting by joint Holders**
Where there are joint Holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, in respect of such share shall be accepted to the exclusion of the votes of the other joint Holders; and for this purpose seniority shall be determined by the order in which the names of the Holders stand in the Register in respect of the share.

64. Voting by incapacitated Holders
A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction (whether in the State or elsewhere) in matters concerning mental disorder, may vote, whether on a show of hands or on a poll, by his committee, receiver, guardian or other person appointed by that court and any such committee, receiver, guardian or other person may vote by proxy on a show of hands or on a poll provided that evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

65. Default in payment of calls
Unless the Directors otherwise determine, no member shall be entitled to vote at any general meeting or any separate meeting of the Holders of any class of shares in the Company, either in person or by proxy, or to exercise any privilege as a member in respect of any share held by him unless all moneys then payable by him in respect of that share have been paid.

66. Restriction of voting and other rights
(a) If at any time the Directors shall determine that a Specified Event (as defined in paragraph (g)) shall have occurred in relation to any share or shares, they may in their absolute discretion serve a notice to such effect on the Holder or Holders thereof. Upon the expiry of 14 days from the service of any such notice (in these Articles referred to as a "Restriction Notice") and for so long as such Restriction Notice shall remain in force:
(i) no Holder or Holders of the share or shares specified in such Restriction Notice (in these Articles referred to as **"Specified Shares"** shall be entitled in respect of the Specified Shares to attend or vote either personally or by proxy at any general meeting of the Company or at any separate general meeting of the Holders of the class of shares concerned or to exercise any other right conferred by membership in relation to any such meeting; and
(II) the Directors shall, where the Specified Shares represent not less than 0.25 per cent of the class of shares concerned, be entitled:
(A) except in a winding up of the Company, to withhold payment of any sum (including shares issuable in lieu of dividends) payable, whether by way of dividend, capital or otherwise, in respect of the Specified Shares, and the Company shall not have any obligation to pay interest on any sum so withheld; and/or
(B) where the Specified Event concerned is the event described in subparagraph (i) or (iii) of paragraph (g), to refuse to register any transfer (other than an Approved Transfer as defined in paragraph (h)) of the Specified Shares or any renunciation of any allotment of new shares or debentures made in respect of the Specified Shares.
(b) A Restriction Notice shall be cancelled by the Directors as soon as reasonably practicable, but in any event not later than seven days, after the Holder or Holders concerned or any other relevant person shall have remedied the default by virtue of which the Specified Event shall have occurred. A Restriction Notice shall automatically cease to have effect in respect of any share comprised in an Approved Transfer upon registration thereof.
(c) The Directors shall cause a notation to be made in the Register against the name of any Holder or Holders in respect of whom a Restriction Notice shall have been served indicating the number of Specified Shares specified in such Restriction Notice and shall cause such notation to be deleted upon cancellation or cesser of such Restriction Notice.
(d) Every determination of the Directors and every notice served by them pursuant to the provisions of this Article shall be conclusive as against the Holder or Holders of any share and the validity of any notice served by the Directors in pursuance of this Article shall not be questioned by any person.
(e) If, while any Restriction Notice shall remain in force in respect of any Specified Shares, any further shares shall be issued in respect thereof pursuant to a capitalisation issue under these Articles, the Restriction Notice shall be deemed also to apply likewise to such Holder or Holders in respect of such further shares which shall as from the date of issue thereof form part of the Specified Shares for all purposes of this Article.
(f) On the cancellation of any Restriction Notice, the Company shall pay to the Holder (or, in the case of joint Holders, the first named Holder) on the Register in respect of the Specified Shares as of the record date for any such sum all sums the payment of which shall have been withheld pursuant to the provisions of this Article.
(g) For the purpose of these Articles, a **"Specified Event"** shall be deemed to have occurred in relation to any share if:
(i) the Holder or any of the Holders shall fail to pay any call or instalment of a call in respect of such share in the manner and at the time appointed for payment thereof;
(ii) the Holder or any of the Holders or any other person shall fail to comply, to the satisfaction of the Directors and within the period prescribed by such notice, in relation to such share with the terms of any Disclosure Notice given to him under Article 11; or
(iii) the Holder or any of the Holders or any other person shall fail to comply, to the satisfaction of the Directors and within the period prescribed by such notice, in relation to such share with the terms of any notice given to him pursuant to section 81 of the 1990 Act.
(h) For the purposes of this Article:
(i) an "Approved Transfer" is a transfer of shares which:
(A) is made pursuant to acceptance of a general offer made by or on behalf of the offeror to all Holders (or all such Holders other than the offeror and nominees or subsidiaries of the offeror) of shares of any class; or
(B) the Directors are satisfied has been made pursuant to a *bona fide* sale of the whole of the beneficial interest in the shares comprised in the transfer to a person unconnected with the Holder or with any other person appearing to be interested (within the meaning of Article 11) in such shares (and for this purpose it shall be assumed that no such sale has occurred where the relevant share transfer form presented for stamping has been stamped at a reduced rate of stamp duty by virtue of the transferor or transferee having claimed to be entitled to such reduced rate on the basis that no beneficial interest passes by the transfer); or
(C) is made pursuant to any *bona fide* sale on any stock exchange, unlisted securities market or over-the-counter market on which shares of that class are, for the time being, normally traded.
(ii) reference to a person having failed to comply with the terms of a Disclosure Notice given to him under Article 11 or a notice given to him pursuant to section 81 of the 1990 Act includes reference:
(A) to his having failed or refused to give all or any part of the information required by the notice; or
(B) to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular.

(i) The provisions of this Article are in addition to, and shall not limit, any other right or power of the Company or the Directors, including any right or power vested in the Company or the Directors by the Acts.

67. **Time for objection to voting**
No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any such objection or error shall be referred to the chairman of the meeting and shall vitiate the decision of the meeting on any resolution only if the chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

68. **Appointment of proxy**
Every member entitled to attend and vote at a general meeting may appoint a proxy to attend, speak and vote on his behalf. Subject to Article 69 (b), the instrument appointing a proxy shall be in writing in any usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the appointor. The signature on such instrument need not be witnessed. A body corporate may execute a form of proxy under its common seal or under the hand of a duly authorised officer thereof. A proxy need not be a member of the Company.

69. **Deposit of proxy instruments**
(a) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is executed, or a copy of such authority certified notarially or in some other way approved by the Directors, shall be deposited at the Office, or at such other place or one of such other places (if any) as may be specified for that purpose in or by way of note to the notice convening the meeting or any instrument of proxy sent out by the Company in relation to the meeting, not less than 48 hours (or such lesser period as may be permitted by law not being less than 12 hours) before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken on a date after the date of the meeting or adjourned meeting at which the poll was demanded) for the taking of the poll at which the instrument of proxy is to be used, and in default shall not be treated as valid; provided that:
(i) in the case of a meeting which is adjourned to a date which is after but less than seven days after the date of the meeting which was adjourned or in the case of a poll which is to be taken on a date which is after but less than seven days after the date of the meeting or adjourned meeting at which the poll was demanded, it shall be sufficient if the instrument of proxy and any such authority and certification thereof as aforesaid is lodged with the Secretary at the commencement of the adjourned meeting or (as the case may be) of the taking of the poll;
(ii) and an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require to be delivered again for the purposes of any subsequent meeting to which it relates.
(b) The Directors may allow a proxy to be appointed in electronic form or by other data transmission process, subject to any limitation, conditions or restrictions that they decide. Such appointment shall be delivered to the Company in a manner specified by the Directors. If, and to the extent that, they decide to allow appointments to be made in this way, provisions of the Articles which are inconsistent with this method of appointment shall be of no effect in relation to those appointments. The Directors may require any evidence they think appropriate to satisfy themselves that the electronic appointment is genuine.
(c) A member may appoint more than one proxy to attend on the same occasion.

70. **Effect of proxy instruments**
Deposit of an instrument of proxy in respect of a meeting shall not preclude a member from attending and at the meeting or at any adjournment thereof. The instrument appointing a proxy shall be valid, unless the contrary is stated therein, as well for any adjournment of the meeting as for the meeting to which it relates.

71. **Effect of revocation of proxy or of authorisation**
(a) A vote given or poll demanded in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or insanity of the principal, or the revocation of the instrument of proxy or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the instrument of proxy was given, provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Office or at such other place or one of such other places (if any) at which the instrument of proxy could have been duly deposited in order to be valid for use at the meeting or adjourned meeting at least 24 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which the instrument of proxy is to be used.
(b) The Directors may send, at the expense of the Company, by post or otherwise, to the members instruments of proxy (with or without arrangements for their return prepaid) for use at any general meeting or at any class meeting, either in blank or nominating any Director or other person and, if thought fit, any other person or persons in the alternative. If for the purposes of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy, but the accidental omission to issue such invitations to, or the non receipt of such invitation by, any member shall not invalidate the proceedings at any such meeting.

72. **Bodies corporate acting by representatives at meetings**
Any body corporate which is a member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company. The body corporate shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it, and all references to attendance and voting in person shall be construed accordingly. A Director, the Secretary or some person authorised for the purpose by the Secretary may require the representative to produce a certified copy of the resolution so authorising him or such other evidence of his authority reasonably satisfactory to them before permitting him to exercise his powers.

PART XIV - DIRECTORS

73. Number of Directors
(a) Unless otherwise determined by Company in general meeting, the number of Directors shall not be more than 20 or less than two.
(b) The continuing Directors may act notwithstanding any vacancy in their body, provided that if the number of the Directors is reduced below the number fixed by or pursuant to these Articles as the minimum number of Directors or the quorum of the Directors, the remaining Director or Directors may act only for the purpose of filling vacancies or of summoning a general meeting for the purpose of appointing Directors, but if there be no Director or Directors able or willing to act, then any two members may summon a general meeting for the purpose of appointing Directors. Subject to the provisions of the Acts and of these Articles, any additional Director so appointed shall retire at the annual general meeting of the Company next following such appointment and shall then be eligible for re-appointment but he shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

74. Share qualification
A Director shall not require a share qualification.

75. Ordinary remuneration of Directors
The ordinary remuneration of the Directors shall be determined from time to time by an ordinary resolution of the Company. Such remuneration shall be divisible (unless such resolution shall provide otherwise) among the Directors as they may agree, or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled to rank in such division only for a proportion of the remuneration related to the period during which he has held office. Any sums payable pursuant to this Article shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to any other Article and shall accrue from day to day.

76. Special remuneration of Directors
Any Director who holds any additional office (including for this purpose the office of chairman or deputy chairman whether or not such office is held in an executive capacity), who serves on any committee or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission, participation in profits or otherwise as the Directors may determine.

77. Expenses of Directors
The Directors may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or of committees of Directors or of general meetings or of separate meetings of the Holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

PART XV - ALTERNATE DIRECTORS

78. Alternate Directors
(a) (i) Each Director (other than an alternate Director) may, by notice in writing delivered to the Secretary at the Office, or in any other manner approved by the Directors, appoint any other Director, or any person approved for that purpose by the Directors and willing to act, to be his alternate.
(ii) No appointment of an alternate Director who is not already a Director shall be effective until his consent to act as a Director in the form prescribed by the Act has been received at the Office.
(iii) An alternate Director need not hold a share qualification and shall not be counted in reckoning any maximum or minimum number of Directors allowed by these Articles.
(iv) A Director may, by notice in writing delivered to the Secretary at the Office, revoke at any time the appointment of any alternate appointed by him
(b) Every alternate Director shall (subject to his giving to the Company an address at which notices may be served on him) be entitled to receive notice of all meetings of the Directors and (subject to the approval of the Directors) of all meetings of committees of the Directors of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to be counted in the quorum and to exercise all the powers, rights, duties and authorities of his appointor. A Director or other person acting as alternate Director shall have a separate vote at such meetings for each Director for whom he acts as alternate Director (which shall, in the case of a Director acting as alternate, be in addition to his own vote as a Director), but he shall count as only one for the purpose of determining whether a quorum is present.
(c) Every person acting as an alternate Director shall be an officer of the Company, shall alone be responsible to the Company for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.
(d) An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the Company and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director. However, he shall not be entitled to receive from the Company any fees for his services as alternate, except only such part (if any) of the fee payable to his appointor as such appointor may by notice in writing to the Company direct. Subject to this paragraph, the Company shall pay to an alternate Director such expenses as might properly have been paid to him if he had been a Director.
(e) An alternate Director shall cease to be an alternate Director:
(i) if his appointor revokes his appointment; or
(ii) if his appointor ceases for any reason to be a Director, provided that if any Director retires at an annual general meeting but is re-appointed or deemed to be re-appointed at the same meeting, any valid appointment of an alternate Director which was in force immediately before his retirement shall remain in force; or
(iii) if any event happens in relation to him which, if he were a Director otherwise appointed, would cause him to vacate office.

PART XVI - POWERS OF DIRECTORS

79. Directors' powers
Subject to the provisions of the Acts, the memorandum of association of the Company and these Articles and to any directions given by the members by ordinary resolution, not being inconsistent with these Articles or with the Acts, the business of the Company shall be managed by the Directors who may do all such acts and things and exercise all the powers of the Company as are not by the Acts or by these Articles required to be done or exercised by the Company in general meeting. No alteration of the memorandum of association of the Company or of these Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any

special power given to the Directors by these Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

80. **Delegation to a Director**
The Directors may entrust to and confer upon a Director any of the powers, authorities and discretions exercisable by them (with power to sub-delegate) upon such terms and subject to such conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

81. **Delegation to committees**
(a) The Directors may delegate any of their powers, authorities and discretions (with power to sub-delegate) for such time, on such terms and subject to such conditions as they think fit to any committee consisting of one or more Directors and (if thought fit) one or more other persons, provided that:
(i) a majority of the members of a committee shall be Directors; and
(II) no resolution of a committee shall be effective unless a majority of those present when it is passed are Directors or alternate Directors.
(b) Without prejudice to the generality of paragraph (a), the Directors may delegate such of their executive powers, authorities and discretions as they may determine to a committee consisting of one or more directors to be designated the "Executive Committee" and may delegate such of their supervisory powers, authorities and discretions (including supervisory functions in respect of any other committee) as they may determine to a committee consisting of one or more directors to be designated the "Supervisory Committee". Any committee so formed may delegate any of its powers to sub-committees consisting of one or more Directors and (if thought fit and subject to the restrictions in paragraph (a) one or more other persons.
(c) The Directors may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Directors in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee in whole or in part. Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Directors of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee.

82. **Appointment of attorneys**
The Directors may, from time to time and at any time by power of attorney under seal, appoint any company, firm or person or fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit. Any such power of attorney may contain such provisions for the protection of persons dealing with any such attorney as the Directors may think fit and may authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

83. **Local management**
The Directors may establish any local or divisional boards or agencies for managing any of the affairs of the Company in any specified locality, either in the State or elsewhere, and may appoint any persons to be members of any such local or divisional board or agency and may fix their remuneration and may delegate to any local or divisional board or agent any of the powers, authorities and discretions vested in the Directors with power to sub-delegate and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith with any such committee, local board or agency, without notice of any such removal, annulment or variation, shall be affected thereby. The Directors may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Directors in that respect and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to any terms and conditions expressly imposed by the Directors, the proceedings of any local or divisional board or agency with two or more members shall be governed by such of these Articles as regulate the proceedings of the Directors, so far as they are capable of applying.

84. **Use of designation "director"**
The Directors may from time to time appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may at any time determine any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment with the Company shall not imply that the holder thereof is a Director of the Company nor shall such holder thereby be empowered in any respect to act as a Director of the Company or to be deemed to be a Director for any of the purposes of the Articles.

85. **Borrowing powers**
The Directors may exercise all the powers of the Company to borrow or raise money and to mortgage or charge its undertaking, property, assets, and uncalled capital or any part thereof and, subject to Part III of the 1983 Act, to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party, without any limitation as to amount.

86. **Execution of negotiable instruments**
All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by such person or persons and in such manner as the Directors shall determine from time to time by resolution.

PART XVII - APPOINTMENT AND RETIREMENT OF DIRECTORS

87. **Retirement by rotation**
(a) At the annual general meeting in every year :
(i) every Director who was last appointed or re-appointed a Director at or before the annual general meeting held in the third calendar year before the year in question shall retire by rotation; and
(ii) such additional Directors (if any) shall retire by rotation as shall increase the total number of Directors retiring by rotation at that meeting to one-third of the number of Directors (or, if their number is not a multiple of three, the number nearest to but greater than one-third).
(b) With respect to every annual general meeting all of the Directors shall be deemed to be subject to retirement by rotation, excepting only any Director who, according to

these Articles, is not to be taken into account in determining the Directors who are to retire by rotation at such meeting. Subject to the provisions of the Acts and of these Articles, the Directors to retire by rotation at each annual general meeting shall, so far as necessary to obtain the number required, be, first, any Director who, being subject to retirement by rotation, wishes to retire and not offer himself for re-appointment and, second, those of the other Directors subject to retirement by rotation who have been longest in office since their last appointment or re-appointment, but as between persons who became or were last appointed or re-appointed Directors on the same day those to retire shall be determined by lot (unless they otherwise agree among themselves). Subject to any Directors who wish to retire as stated above, the Directors to retire at each annual general meeting (both as to number and identity) shall be determined by the composition of the Directors at the date of the notice of such meeting, and no Director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the Directors after the date of the notice but before the close of the annual general meeting.

88. Position of retiring Director
A Director who retires at an annual general meeting by rotation or otherwise may, if willing to act, be re-appointed. If he is not re-appointed (or deemed to have been re-appointed pursuant to these Articles), he shall retain office until the end of the meeting except where a resolution is passed to elect another person in his place or a resolution for his re-appointment is put to the meeting and lost. Accordingly, a retiring Director who is re-appointed (or deemed to have been re-appointed) will continue in office without a break.

89. Deemed re-appointment
If the Company, at the meeting at which a Director retires by rotation, does not fill the vacancy, the retiring Director, if willing to act, shall be deemed to have been re-appointed, unless at the meeting it is resolved not to fill the vacancy or a resolution for the re-appointment of the Director is put to the meeting and lost or such Director has given notice to the Company that he is unwilling to be re-appointed.

90. Eligibility for appointment
No person other than a Director retiring by rotation or otherwise at the meeting shall be appointed or re-appointed a Director at any general meeting unless he is recommended by the Directors or, not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment stating whether that person is proposed as an additional Director or to replace a Director who is retiring or being removed and the particulars which would be required, if he were so appointed, to be included in the Company's register of Directors together with notice executed by that person of his willingness to be appointed.

91. Appointment of additional Directors
(a) Subject as aforesaid, the Company by ordinary resolution may appoint a person to be a Director either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors.
(b) The Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors. Subject to the provisions of the Acts and of these Articles, a Director so appointed shall retire at the next following annual general meeting and shall then be eligible for re-appointment but shall not be taken into account in determining the Directors who are to retire by rotation at the meeting.

92. Resolution for appointment
A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been passed by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

PART XVIII - DISQUALIFICATION AND REMOVAL OF DIRECTORS

93. Disqualification of Directors
(a) The office of a Director shall be vacated automatically if:
(i) he ceases to be a Director by virtue of any provision of the Acts or he becomes prohibited by law from being a Director or a declaration in respect of him is made by the court pursuant to section 150 of the 1990 Act;
(ii) he is adjudged bankrupt in the State, or any event equivalent or analogous thereto occurs in respect of him in any other jurisdiction, or he makes any arrangement or composition with his creditors generally;
(iii) (without committing a breach of any contract between him and the Company) he resigns his office by notice to the Company;
(iv) he is convicted of an indictable offence, unless the Directors otherwise determine;
(v) he shall have been absent for more than six consecutive months without permission of the Directors from meetings of the Directors held during that period and his alternate Director (if any) shall not have attended any such meeting in his place during such period, and the Directors pass a resolution that by reason of such absence he has vacated office;
(vi) he is required in writing by all his co-Directors to resign.
(b) A Director shall not be required to retire at any time on account of age

94. Removal of Directors
The Company may, by ordinary resolution of which extended notice has been given in accordance with the provisions of the Acts, remove any Director before the expiry of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director and may, if thought fit, by ordinary resolution appoint another Director in his stead. Any person so appointed shall be subject to retirement at the same time by rotation or otherwise (as the case may be) as if he had been appointed a Director on the date on which and in the manner in which the Director in whose place he is appointed was last appointed or re-appointed a Director. Nothing in this Article shall be taken as depriving a person removed hereunder of compensation or damages payable to him in respect of the termination of his appointment as Director or of any other appointment terminating with his appointment as Director.

PART XIX - DIRECTORS' OFFICES AND INTERESTS

95. Executive offices
(a) The Directors may appoint one or more of their body to the office of chief executive officer or joint chief executive officer or to any other executive office under the Company

(including, where considered appropriate, the office of chairman or deputy chairman) on such terms and for such period as they may determine and, without prejudice to the terms of any contract entered into in any particular case, may revoke any such appointment at any time.
(b) A Director holding any such executive office shall receive such remuneration, whether in addition to or in substitution for his ordinary remuneration as a Director and whether by way of salary, commission, participation in profits or otherwise or partly in one way and partly in another, as the Directors may determine.
(c) The appointment of any Director to the office of chairman, deputy chairman, chief executive officer or joint chief executive officer shall determine automatically if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.
(d) The appointment of any Director to any other executive office shall not determine automatically if he ceases from any cause to be a Director unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

96. **Directors may have interests**
Subject to the provisions of the Acts and provided that he has complied with Articles 97 and 98, a Director, notwithstanding his office:
(a) may be a party to, or otherwise interested in, any contract, arrangement, transaction or proposal with the Company or any subsidiary or associated company thereof or in which the Company or any subsidiary or associated company thereof is otherwise interested;
(b) may hold any other office or place of profit under the Company (except that of auditor or of auditor of a subsidiary of the Company) in conjunction with his office of Director, and may act by himself or through his firm in a professional capacity for the Company, and in any such case on such terms as to remuneration and otherwise as the Directors shall arrange;
(c) may be a director or other officer of, or employed by, or a party to any contract, arrangement, transaction or proposal with, or otherwise interested in, any body corporate promoted by the Company or in which the Company or any subsidiary or associated company of the Company is otherwise interested; and
(d) shall not be accountable, by reason of his office, to the Company for any profit, remuneration or other benefit which he derives from any such contract, arrangement, transaction, proposal, office, place of profit or employment or from any interest in any such body corporate;
and no such contract, arrangement, transaction or proposal entered into by or on behalf of the Company in which any Director is in any way interested shall be liable to be avoided on account of such interest.

97. **Disclosure of interests by Directors**
(a) A Director who is in any way, whether directly or indirectly, interested in any contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the Directors at which the question of entering into the contract, arrangement, transaction or proposal is first considered, or, if the Director was not at the date of that meeting interested therein, at the next meeting of the Directors held after he became so interested, and, in a case where the Director becomes interested in a contract, arrangement, transaction or proposal after it is made, at the first meeting of the Directors held after he becomes so interested.
(b) A copy of every declaration made and notice given under this Article shall be entered within three days after the making or giving thereof in a book kept for this purpose. Such book shall be open for inspection without charge by any Director, Secretary, Auditor or member of the Company at the Office and shall be produced at every general meeting of the Company and at any meeting of the Directors if any Director so requests in sufficient time to enable the book to be available at the meeting.
(c) For the purposes of this Article:
(i) a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any contract, arrangement, transaction or proposal in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such contract, arrangement, transaction or proposal of the nature and extent so specified;
(ii) and an interest of which a Director has no knowledge and of which it would be unreasonable to expect him to have knowledge shall not be treated as an interest of his.

98. **Interested Director not to vote or count for quorum**
(a) Save as otherwise provided by these Articles, a Director shall not vote at a meeting of the Directors or a committee of Directors on any resolution concerning a matter in which he has an interest which (together with any interest of any person connected with him within the meaning of paragraph (e)(i)) is to his knowledge material (otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company). A Director shall not be counted in the quorum present at a meeting in relation to any such resolution on which he is not entitled to vote
(b) A Director shall be entitled (in the absence of any other material interest than is indicated below) to vote (and to be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:
(i) the giving of any security, guarantee or indemnity to him in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;
(ii) the giving of any security, guarantee or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;
(iii) any proposal concerning any offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings may be entitled to participate in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;
(iv) any proposal concerning any other company in which he (together with any persons connected with him within the meaning of paragraph (e) (i)) does not to his knowledge have an interest (as that term is used in Chapter 2 of Part IV of the 1990 Act) in one per cent or more of either any class of the equity share capital of, or the voting rights in, such company;
(v) any proposal relating to any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to which such arrangement relates; or
(vi) any proposal concerning the giving of any indemnity to the Directors or any of them pursuant to Article 142 or the discharge of the cost of any insurance which the

Company proposes to maintain or purchase for the benefit of the Directors or any of them or for the benefit of persons who include the Directors or any of them
(c) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under paragraph (b)(iv)) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.
(d) If any question shall arise at any meeting of the Directors as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum, and such question is not resolved by his voluntarily agreeing to abstain from or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fully disclosed to the Directors. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by resolution of the Directors (for which purpose such chairman shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fully disclosed to the Directors.
(e) For the purposes of this Article:
(i) section 26 of the 1990 Act shall apply for the purposes of determining whether a person is connected with a Director except that in paragraph (b) a person who is a child (not being a minor child), parent, brother or sister of a Director shall not by virtue only of that relationship be deemed to be connected with the Director ; and
(ii) in relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director.
(f) Subject to the Acts, the Company may by ordinary resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

99. Exercise of rights in other companies
Subject to the provisions of these Articles and the Acts, the Directors may exercise or procure the exercise of the rights conferred by the shares in any other company held or owned by the Company, and may exercise any rights to which they are entitled as directors of such other company, in such manner a they shall in their absolute discretion think fit, including the exercise thereof in favour of any resolution appointing themselves or any of them as directors, officers or servants of such other company, and fixing their remuneration as such, and may vote as directors of the Company in connection with any of the matters aforesaid.

100. Entitlement to grant pensions
The Directors may provide benefits, whether by way of pensions, gratuities or otherwise, for any Director, former Director or other officer or former officer of the Company or to any person who holds or has held any employment with the Company or with any body corporate which is or has been a subsidiary undertaking or associated company of the Company or a predecessor in business of the Company or of any such subsidiary undertaking or associated company and to any member of his family or any person who is or was dependent on him and may set up, establish, support, alter, maintain and continue any scheme for providing all or any such benefits and for such purposes any Director accordingly may be, become or remain a member of, or rejoin, any scheme and receive or retain for his own benefit all benefits to which he may be or become entitled thereunder. The Directors may pay out of the funds of the Company any premiums, contributions or sums payable by the Company under the provisions of any such scheme in respect of any of the persons or class of persons above referred to who are or may be or become members thereof.

PART XX – PROCEEDINGS OF DIRECTORS

101. Convening and regulation of Directors' meetings
Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit. A Director may, and the Secretary at the request of a Director shall, call a meeting of the Directors. Any Director may waive notice of any meeting and any such waiver may be retrospective. Notice of a meeting of the Directors shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent in writing by delivery, post, cable, telegram, telex, telefax, electronic mail or any other means of communication approved by the Directors to him at his last known address or any other address given by him to the Company for this purpose. The Directors may make regulations for the giving of notice of a meeting of the Directors in such circumstances and subject to such conditions and requirement as they think fit.

102. Quorum for Directors' meetings
The quorum for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed at any other number shall be two. Any Director who ceases to be a Director at a meeting of the Directors may continue to be present and to act as a Director and be counted in the quorum until the termination of that meeting if no other Director objects and if otherwise a quorum would not be present.

103. Voting at Directors' meetings
(a) Questions arising at any meeting of Directors shall be decided by a majority of votes. Where there is an equality of votes, the chairman of the meeting shall have a second or casting vote.
(b) Subject as hereinafter provided, each Director present shall have one vote and in addition to his own vote shall be entitled to one vote in respect of each other Director not present at the meeting who shall have authorised him in respect of such meeting to vote for such other Director in his absence. Any such authority may relate generally to all meetings of the Directors or to any specified meeting or meetings and shall be in writing and may be sent by delivery, post, cable, telegram, telex, telefax, electronic mail or any other means of communication approved by the Directors and may bear a printed or facsimile signature of the Director giving such authority. The authority must be delivered to the Secretary for filing prior to, or shall be produced at, the first meeting at which a vote is to be cast pursuant thereto provided that no Director shall be entitled to any vote at a meeting on behalf of another Director pursuant to this paragraph if the other Director shall have appointed an alternate Director and that alternate Director is present at the meeting at which the Director proposes to vote pursuant to this paragraph.

104. Telecommunication meetings
(a) For the purpose of these Articles, the contemporaneous linking together by telephone or other means of telecommunication of a number of Directors not less than the quorum shall be deemed to constitute a meeting of the Directors and all the provisions in these Articles as to meetings of the Directors shall apply to such a meeting, provided that:
(i) each of the Directors taking part in such a meeting is able to hear, and speak to, each of the other Directors taking part; and
(ii) at the commencement of such a meeting each Director must acknowledge his presence and that he accepts that the proceedings shall be deemed to be a meeting of the Directors.
(b) A Director may not cease to take part in such a meeting by disconnecting his telephone or other means of communication unless he has previously obtained the express consent of the chairman of the meeting, and a Director shall be conclusively presumed to have been present and to have formed part of the quorum at all times during the meeting unless he has previously obtained the express consent of the chairman of the meeting to leave the meeting.
(c) Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or if there is no such group, where the chairman of the meeting is present.
(d) A minute of the proceedings at such meeting by telephone or other means of communication shall be sufficient evidence of such proceedings and of the observance of all necessary formalities if certified as a correct minute by the chairman of the meeting.
(e) The provisions of this Article shall apply, mutatis mutandis, to meetings of committees of the Directors.

105. Chairman of meetings of Directors
If no chairman is appointed under Article 95, the Directors may appoint one of their number to be chairman, and if no deputy chairman is appointed under that Article the Directors may appoint one of their number to be deputy chairman; and they may remove from office at any time any chairman or deputy chairman appointed under the foregoing provisions of this Article. The chairman of the meetings of the Directors shall be the chairman, if any, appointed under Article 95 or the foregoing provisions of this Article and in his absence the deputy chairman, if any, so appointed. If neither chairman nor deputy chairman is appointed under Article 95 and neither chairman nor deputy chairman is elected under the foregoing provisions of this Article, or no such person is present at any meeting of the Directors within five minutes after the time appointed for holding such meeting, the Directors present may choose one of their number to be chairman of the meeting. References in this Article to "deputy chairman" shall be construed as including, in the absence of an appointment of someone with that specific title, a person appointed to an office known by another title which, at or before the time of his appointment or election as such, is designated by the Directors as being equivalent to the office of deputy chairman.

106. Proceedings of committees
The meetings and proceedings of any committee or subcommittee of the Directors consisting of two or more members shall be governed mutatis mutandis by the provisions of these Articles regulating the meetings and proceedings of the Directors so far as the same are not superseded by any regulations made by the Directors. Any committee or subcommittee so formed shall in the exercise of the powers or discretions so delegated conform to any regulations which may from time to time be imposed by the Directors.

107. Validity of acts of Directors
All acts done by any meeting of the Directors or of a committee or sub-committee of Directors or by any person acting as a Director, alternate Director or member of a committee or sub-committee shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any person or persons acting as aforesaid, or that they or any of them were disqualified from holding office or were not entitled to vote or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote.

108. Directors' resolutions in writing
A resolution in writing signed by all the Directors entitled to receive notice of a meeting of Directors or of a committee of Directors shall be as valid as if it had been passed at a meeting of Directors or (as the case may be) a committee of Directors duly convened and held and may consist of several documents in the like form each signed by one or more Directors, and such resolution when duly signed may be delivered or transmitted (unless the Directors shall otherwise determine either generally or in any specific case) by facsimile transmission or some other similar means of transmitting the contents of documents. A resolution signed by an alternate Director need not also be signed by his appointor and, if it is signed by a Director who has appointed an alternate Director, it need not be signed by the alternate Director in that capacity.

PART XXI - SECRETARY

109. Appointment of Secretary
Subject to the provisions of the Acts, the Secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit and any Secretary so appointed may be removed by them, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit, two or more persons may be appointed joint secretaries. Anything required or authorised by the Acts or these Articles to be done by or to the Secretary may be done, if the office is vacant or there is for any other reason no Secretary readily available and capable of acting, by or to any assistant or acting Secretary appointed by the Directors or, if there is no assistant or acting secretary readily available and capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Directors.

110. Person acting as Director and Secretary
Any provision of the Acts or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as a Director and as, or in the place of, the Secretary.

PART XXII - SEAL

111. Use of Seal
The Directors shall ensure that the Seal (including any official securities seal kept pursuant to the Acts) shall be used only by the authority of the Directors or of a duly authorised committee of the Directors.

(l) Where a resolution sanctioning the offer to Shareholders of the right to receive an allotment of additional ordinary shares instead of a cash dividend is to be proposed at a general meeting and that resolution relates in whole or in part to a dividend to be declared at that meeting, then the resolution declaring that dividend shall be deemed to take effect at the end of the general meeting.

123. **Unclaimed dividends**
All dividends, interest or other sums payable which remains unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. If the Directors so resolve, all dividends or interest which have remained unclaimed for 12 years after having been declared shall be forfeited and cease to remain owing by the Company. The retention by the Company, or payment into a separate account, of any unclaimed dividend, interest or other moneys payable by the Company in respect of a share in lieu shall not constitute the Company a trustee in respect thereof.

124. **Reserves**
Subject to the Acts, before recommending any dividend, whether preferential or otherwise, the Directors may carry to reserve out of the profits of the Company such sums as they think proper. All sums standing to reserve may be applied from time to time in the discretion of the Directors for any purpose to which the profits of the Company may be properly applied and at the like discretion may be either employed in the business of the Company or invested in such investments as the Directors may lawfully determine. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as they may lawfully determine. Any sum which the Directors may carry to reserve out of the unrealised profits of the Company shall not be mixed with any reserve to which profits available for distribution have been carried. The Directors may also carry forward, without placing the same to reserve, any profits which they may think it prudent not to divide.

125. **Record dates**
Notwithstanding any other provision of these Articles but without prejudice to the rights attached to any shares and subject always to the Acts, the Company or the Directors may by resolution specify any date (the "record date") as the date at the close of business (or such other time as the Directors may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular and such record date may be on or at any time before the date on which the same is paid, made, given or served or (in the case of any dividend, distribution, interest, allotment or issue) at any time after the same is recommended, resolved, declared or announced but without prejudice to the rights inter se in respect of the same of transferors and transferees of any such shares or other securities. No change in the register of such holders after the record date shall invalidate the same.

PART XXIV - ACCOUNTS

126. **Accounts**
(a) The Directors shall cause accounting records to be kept in accordance with the Acts.
(b) The accounting records shall be kept at the Office or, subject to the provisions of the Acts, at such other place as the Directors think fit and shall be open at all reasonable times to the inspection of the Directors.
(c) The Directors shall determine from time to time whether and to what extent and at what times and places and under what conditions or regulations the accounting records of the Company or any of them shall be open to the inspection of members, not being Directors. No member (not being a Director) shall have any right of inspecting any accounting record or other book or document of the Company except as conferred by the Acts or authorised by the Directors or by the Company in general meeting.
(d) In accordance with the provisions of the Acts, the Directors shall cause to be prepared and to be laid before the annual general meeting of the Company from time to time such profit and loss accounts, balance sheets, group accounts and reports as are required by the Acts to be prepared and laid before such meeting.
(e) A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the annual general meeting of the Company together with a copy of the Directors' report and Auditors' report shall be sent, not less than 21 Clear Days before the date of the annual general meeting, to every member, and every holder of debentures, of the Company and to every other person who is entitled to receive notices of general meetings from the Company under the provisions of the Acts or these Articles; provided that this paragraph shall not require a copy of such documents to be sent to more than one of joint Holders or to any person who under the provisions of the Acts or these Articles is not entitled to receive notices of general meetings from the Company or of whose address the Company is not aware, but any member or holder of debentures to whom a copy of such documents has not been sent shall be entitled to receive a copy free of charge on application at the Office. The Secretary shall at the same time forward the requisite number of copies of the documents referred to above to the appropriate section of the Irish Stock Exchange. No accidental non-compliance with the provisions of this paragraph shall invalidate the proceedings at the meeting.

127. **Auditors**
(a) Auditors shall be appointed and their duties regulated in accordance with the Acts.
(b) The Auditors shall be entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting which any member is entitled to receive and shall be entitled to be heard at any general meeting on any part of the business of the meeting which concerns them as auditors.
(c) Subject to the provisions of the Acts, all acts done by any persons acting as the Auditors shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in their appointment or that they were at the time of their appointment not qualified for appointment or subsequently became disqualified.

PART XXV - CAPITALISATION OF PROFITS OR RESERVES

128. **Capitalisation of profits and reserves**
The Directors may with the authority of an ordinary resolution of the Company passed upon the recommendation of the Directors:
(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company which is available for distribution or standing to the credit of share premium account, capital redemption reserve or capital conversion reserve fund, or any other undistributable reserve of the Company; appropriate the sum resolved to be capitalised to the Holders

of ordinary shares in proportion to the nominal amounts of the shares whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those Holders of ordinary shares or as they may direct, in those proportions, or partly in one way and partly in the other, provided that:
(i) the share premium account, the capital redemption reserve, the capital conversion reserve fund and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares (excluding, in the case of the share premium account, the capital redemption reserve and the capital conversion reserve fund, redeemable shares) to be issued to Holders of ordinary shares credited as fully paid; and
(ii) in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its undistributable reserves as shown in the latest audited accounts of the Company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment thereof;
(c) resolve that any shares so allotted to any Holder in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividend only to the extent that the latter shares rank for dividend;
(d) make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit thereof to the Company rather than to the Holders of ordinary shares concerned) or by payment in cash or otherwise as they may determine in the case of shares or debentures becoming distributable in fractions;
(e) authorise any person to enter on behalf of all the Holders of ordinary shares concerned into an agreement with the Company providing for either:
(i) the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation; or
(ii) the payment up by the Company on behalf of such Holders, by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares;
(any agreement made under such authority being binding on all such Holders); and
(f) generally do all acts and things required to give effect to such resolution.

PART XXVI – NOTICES/PUBLICATIONS

129. Publications in English
Any notice, information, circular or document to be issued in pursuance of these Articles shall be in the English language. The Directors may also issue, at the expense of the Company, a translation into German of any notice, information, circular or document issued or to be issued in pursuance of these Articles.

130. Notices in writing
Any notice to be given, served or delivered to or by any person pursuant to these Articles shall be in writing, except that a notice convening a meeting of the Directors or of a committee of the Directors need not be in writing.

131. Service of notices
(a) A notice or document (including any circular, balance sheet, director's or auditors' report or share certificate) to be given, served or delivered in pursuance of these Articles may be given to, served on or delivered to (or deemed to be given to, served on or delivered to) any member by the Company:
(i) by handing same to him or his authorised agent;
(ii) by leaving the same at his registered address;
(iii) by sending the same by the post or other delivery service in a pre-paid cover addressed to him at his registered address; or
(iv) except in the case of a share certificate, by notice advertised in the *Bundesanzeiger* (German Federal Gazette) or in at least one leading national daily newspaper published in Germany or the State;
or by any combination of these methods.
(b) Where a notice or document is given, served or delivered pursuant to sub-paragraph (a)(i) or (ii), the giving, service or delivery thereof shall be deemed to have been effected at the time the same was handed to the member or his authorised agent, or left at his registered address (as the case may be).
(c) Where a notice or document is given, served or delivered pursuant to sub-paragraph (a)(iii), the giving, service or delivery thereof shall be deemed to have been effected at the expiration of 24 hours after the cover containing it was posted or given to delivery agents (as the case may be). In proving such service or delivery, it shall be sufficient to prove that such cover was properly addressed, pre-paid and posted or given to delivery agents.
(d) Where a notice or document is given, served on or delivered pursuant to sub-paragraph (a)(iv), such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the first of such advertisements shall appear.
(e) Every legal personal representative, committee, receiver, curator bonis or other legal curator, assignee in bankruptcy, or liquidator of a member shall be bound by a notice given aforesaid if sent to the last registered address of such member, notwithstanding that the Company may have notice of the death, lunacy, bankruptcy, liquidation or disability of such member.

132. Service on joint Holders
(a) A notice may be given by the Company to the joint Holders of a share by giving the notice to the joint Holder whose name stands first in the Register in respect of the share and notice so given shall be sufficient notice to all the joint Holders.

133. Service on transfer or transmission of shares
(a) Every person who, by operation of law, transfer or otherwise, becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register in respect of the share, has been duly given to a person from whom he derives his title.
(b) Without prejudice to the provisions of these Articles allowing a meeting to be convened by newspaper advertisement, a notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a member, addressed to such persons at the address, if any, supplied by them for that purpose. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

134. Signature to notices
The signature to any notice to be given by the Company may be written or printed.

135. Deemed receipt of notices
A member present, either in person or by proxy, at any meeting of the Company or of the Holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

PART XXVII - WINDING UP

136. Distribution on winding up
If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively; and if in a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up on the shares held by them respectively; provided, however, that this Article shall not affect the rights of the Holders of shares issued upon special terms and conditions.

137. Distribution in specie
If the Company shall be wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Acts, divide among the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and, for such purpose, may value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator, with the like sanction, may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as, with the like sanction, he determines, but so that no member shall be compelled to accept any assets upon which there is a liability.

PART XXVIII - MISCELLANEOUS

138. Minutes of meetings
The Directors shall cause minutes to be made of the following matters, namely:
(a) of all appointments of officers and committees made by the Directors and of their salary or remuneration;
(b) of the names of all Directors present at each meeting of the Directors and of the names of all members thereof present at each meeting of every committee appointed by the Directors; and
(c) of all resolutions and proceedings of all meetings of the Company, of the Holders of any class of shares in the Company, of the Directors and of committees appointed by the Directors.
Any such minute as aforesaid, if purporting to be signed by the chairman of the meeting at which the proceedings were had, or by the chairman of the next succeeding meeting, shall be receivable as prima facie evidence of the matters stated in such minute without any further proof.

139. Authentication of documents
Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company (including the memorandum and articles of association) and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company, the Directors, or any committee, or any local or divisional board which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of proceedings at a duly constituted meeting.

140. Destruction of records
(a) The Company shall be entitled to destroy:
(i) all instruments of transfer which have been registered, at any time after the expiration of six years from the date of registration thereof;
(ii) all dividend mandates and all variations or cancellations thereof and all notifications of change of name or address, at any time after the expiration of two years from the date of recording thereof;
(iii) all share certificates which have been cancelled, at any time after the expiration of one year from the date of such cancellation; and
(iv) all other documents on the basis of which any entry in the Register is made, at any time after the expiry of six years from the date on which an entry in the Register was first made in respect of it.
Provided that the Company may destroy any such type of document at a date earlier than that authorised by this Article if a copy of such document is retained on microfilm or by other similar means and such copy is retained until the expiration of the period applicable to the destruction of the original of such document.
(b) It shall be presumed conclusively in favour of the Company that every entry in the Register purporting to have been made on the basis of a document so destroyed was duly and properly made, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, that every share certificate so destroyed was a valid and effective document and was duly and properly cancelled and that every other document so destroyed had been properly dealt with in accordance with its terms and was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company; provided always that:
(i) this Article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;
(ii) nothing in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any document otherwise than as provided for in this Article which would not attach to the Company in the absence of this Article; and
(iii) references in this Article to the destruction of any document include references to the disposal thereof in any manner.

141. Untraced shareholders
(a) The Company shall be entitled to sell to any person whosoever (including, without limitation, the Company acting in accordance with the provisions of the 1990 Act and these Articles) at the best price reasonably obtainable any share of a Holder or any share to which a person is entitled by transmission if and provided that:

(i) during the period of 12 years prior to the date of the publication of the advertisements referred to in subparagraph (or, if published on different dates, the later one) no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the Holder or to the person entitled by transmission to the share at his address on the Register or at the last known address given by the Holder or the person entitled by transmission as that to which cheques and warrants are to be sent shall have been cashed and no communication in respect of such share shall have been received by the Company from the Holder or the person entitled by transmission (provided that during such 12 year period at least three dividends shall have become payable in respect of such share);
(ii) the Company shall have given notice of its intention to sell such share by advertisement in a leading daily newspaper with a national circulation in the State and in a newspaper circulating in the area in which the address referred to in subparagraph (i) is located (which advertisements, if not published on the same day, shall have been published within 30 days of each other);
(iii) during the further period of three months after the date of the advertisements (or, if published on different dates, the later one) and prior to the exercise of the power of sale, the Company shall not have received any communication in respect of such share from the Holder or person entitled by transmission; and
(iv) if shares of the class concerned are listed, quoted or dealt in on any regulated market of a stock exchange or other regulated securities market, the Company shall have given notice in writing to the appropriate section of that exchange or market of its intention to sell such share.
(b) To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of such share and such instrument of transfer shall be as effective as if it had been executed by the Holder or the person entitled by the transmission to such share. The transferee shall be entered in the Register as the Holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.
(c) If during the period of 12 years referred to in paragraph (a)(i), or during any period ending on the date when all the requirements of paragraph (a)(i) to have been satisfied, any additional shares have been issued in respect of those held by the Holder or person entitled by transmission at the beginning of, or previously so issued during, any such period and all the requirements of paragraph (a) and have been satisfied in regard to such additional shares, the Company shall also be entitled to sell the additional shares.
(d) The Company shall account to the Holder or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such Holder or other person. Moneys carried to such separate account may be either employed in the business of the Company or invested in such investments as the Directors may from time to time think fit. No interest shall be payable to such Holder or other person in respect of such moneys and the Company shall not be required to account for any money earned on them.

142. Indemnity

Subject to the provisions of and so far as may be admitted by the Acts but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every Director, Chief Executive Officer, Auditor, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution or discharge of his duties or in relation thereto including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted to be done or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

143. Insurance

To the extent permitted by law, the Directors shall have the power to purchase and maintain insurance for the benefit of any person who is or was at any time a Director or other officer or employee or auditor of the Company or of any holding company of the Company or of any subsidiary or subsidiary undertaking of the Company or of such holding company, or who is or was at any time a trustee of any pension or retirement benefit scheme for the benefit of any employees or ex-employees of the Company or of any such other company or undertaking as aforesaid, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by any such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in connection with his duties, powers or offices in relation to the Company or any such other company or undertaking as aforesaid or any such pension or retirement benefit scheme.

WIESBADEN

(DEPFA BANK AG)

ARTICLES OF ASSOCIATION

(SATZUNG)

SATZUNG

I. Allgemeine Bestimmungen

§ 1
Die Gesellschaft ist eine Aktiengesellschaft. Sie trägt die Firma •
und hat ihren Sitz in Wiesbaden.

§ 2
(1) Gegenstand des Unternehmens ist der Betrieb von Bankgeschäften jedweder Art, von Finanz- und sonstigen Dienstleistungen sowie die Förderung internationaler Wirtschaftsbeziehungen.

(2) Die Gesellschaft kann in den in Absatz 1 bezeichneten Bereichen selbst oder durch die Beteiligung an anderen Gesellschaften tätig werden.

(3) Die Gesellschaft ist zu allen Maßnahmen und Handlungen berechtigt, die mit dem Gegenstand des Unternehmens zusammenhängen oder ihm zu dienen geeignet sind. Es können Dienstleistungen aller Art vorgenommen werden. Die Gesellschaft kann im In- und Ausland Zweigniederlassungen errichten, andere Unternehmen gründen, erwerben und sich an ihnen beteiligen, insbesondere an solchen, deren Unternehmensgegenstände sich ganz oder teilweise auf die vorgenannten Geschäftsbereiche erstrecken. Sie kann Unternehmen, an denen sie beteiligt ist, strukturell verändern, unter einheitlicher Leitung zusammenfassen oder sich auf deren Verwaltung beschränken sowie über ihren Beteiligungsbesitz verfügen. Sie kann ihren Betrieb ganz oder teilweise in Beteiligungsunternehmen ausgliedern.

§ 3
Das Geschäftsjahr ist das Kalenderjahr.

§ 4
Die Bekanntmachungen der Gesellschaft werden im Bundesanzeiger veröffentlicht.

II. Grundkapital und Aktien

§ 5
(1) Das Grundkapital der Gesellschaft beträgt € •

(2) Es ist eingeteilt in • Stückaktien.

(3) Die Aktien lauten auf den Inhaber.

(4) Der Vorstand ist ermächtigt, in der Zeit bis zum 30. November 2006 mit Zustimmung des Aufsichtsrats das Grundkapital der Gesellschaft durch Ausgabe neuer auf den Inhaber lautender Aktien gegen Bareinlage einmalig oder mehrmals, jedoch insgesamt um einen Nennbetrag von höchstens bis zu € 40.000.000 zu erhöhen (Genehmigtes Kapital) und dabei über den Ausschluß des Bezugsrechts der Aktionäre nach Maßgabe der folgenden Voraussetzungen zu entscheiden:
– für einen Betrag von insgesamt höchstens € 8.000.000, wenn der Ausgabebetrag den Börsenpreis nicht wesentlich unterschreitet;
– für Spitzenbeträge, soweit sie bei der Festlegung des jeweiligen Bezugsverhältnisses entstehen;
– soweit dies erforderlich ist, um Inhabern von im Zeitpunkt der Ausnutzung des genehmigten Kapitals begebenen Wandel- oder Optionsrechten der Gesellschaft oder eines mit ihr verbundenen Unternehmens, die im Zusammenhang mit Wandel- oder Optionsanleihen ausgegeben wurden, ein Bezugsrecht auf neue Aktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung des Wandel- oder Optionsrechts zustehen würde;
– für einen Betrag von bis € 4.000.000, um hierfür den Mitarbeitern der Gesellschaft oder der mit ihr verbundenen Unternehmen Aktien zum Bezug anzubieten;
– für einen Betrag von bis zu € 8.000.000, wenn die neuen Aktien gegen Sacheinlage zum Erwerb von Beteiligungen und Unternehmen ausgegeben werden sollen.

(5) Das Grundkapital ist um höchstens bis zu € 20.000.000 bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie die Inhaber von bis zum 30. November 2006 zu begebenden Wandel- und/oder Optionsschuldverschreibungen oder Optionsscheinen von ihrem Wandlungs- oder Optionsrecht Gebrauch machen. Die neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie entstehen, am Gewinn teil.

§ 6
(1) Zur Unterzeichnung von Aktien und Zwischenscheinen genügt eine vervielfältigte Unterschrift des Vorstands. Form und Inhalt der Aktienurkunde und der Gewinnanteil- und Erneuerungsscheine setzt der Vorstand mit Zustimmung des Aufsichtsrats fest, soweit das Gesetz keine zwingenden Vorschriften enthält.

(2) Es können Sammelurkunden ausgegeben werden. Der Anspruch der Aktionäre auf Verbriefung ihrer Aktien und Gewinnanteile ist ausgeschlossen, soweit nicht eine Verbriefung nach den Regeln erforderlich ist, die an einer Börse gelten, an der die Aktien zum Handel zugelassen sind.

(3) Bei einer Kapitalerhöhung kann die Gewinnbeteiligung neuer Aktien abweichend von § 60 des Aktiengesetzes bestimmt werden.

III. Organe der Gesellschaft

1. Der Vorstand

§ 7
Der Vorstand besteht aus mindestens zwei Mitgliedern. Der Aufsichtsrat bestellt die Vorstandsmitglieder und bestimmt ihre Zahl. Er kann stellvertretende Mitglieder bestellen. Der Aufsichtsrat kann ein Vorstandsmitglied zum Vorsitzenden oder zum Sprecher des Vorstands ernennen.

§ 8
Die Gesellschaft wird durch zwei Vorstandsmitglieder gemeinsam oder durch ein Vorstandsmitglied in Gemeinschaft mit einem Prokuristen gesetzlich vertreten.

2. Der Aufsichtsrat

§ 9
(1) Der Aufsichtsrat besteht aus 21 Mitgliedern.

(2) Die Wahl der Aufsichtsratsmitglieder erfolgt längstens für die Zeit bis zur Beendigung der Hauptversammlung, die über die Entlastung für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt; hierbei wird das Geschäftsjahr, in dem die Amtszeit beginnt, nicht mitgerechnet.

(3) Ausscheidende Mitglieder sind wieder wählbar. Im Falle einer Ersatzwahl endet die Amtszeit des neu gewählten Mitglieds spätestens mit Ablauf der Amtszeit des ausgeschiedenen Mitglieds. Jedes Mitglied des Aufsichtsrates kann sein Amt durch schriftliche Erklärung an den Vorsitzenden des Aufsichtsrates oder an den Vorstand unter Einhaltung einer Frist von einem Monat niederlegen. Bei Vorliegen eines wichtigen Grundes kann die Niederlegung fristlos erfolgen.

(4) Jedes Mitglied erhält neben dem Ersatz seiner Auslagen eine jährliche Aufsichtsratsvergütung. Die Höhe der Aufsichtsratsvergütung setzt die Hauptversammlung fest. Zu den erstattungsfähigen Auslagen gehört auch die zu entrichtende Umsatzsteuer.

§ 10
(1) Der Aufsichtsrat wählt für die Dauer seiner Amtszeit unmittelbar im Anschluß an die Hauptversammlung, in der die von der Hauptversammlung zu wählenden Aufsichtsratsmitglieder der Anteilseigner bestellt worden sind, in einer ohne besondere Einberufung stattfindenden Sitzung aus seiner Mitte einen Vorsitzenden und mindestens einen Stellvertreter. Scheidet der Vorsitzende oder ein Stellvertreter während der Amtszeit aus, so hat der Aufsichtsrat unverzüglich eine Ersatzwahl für die restliche Amtszeit des Ausgeschiedenen vorzunehmen.

(2) Sind sowohl der Vorsitzende des Aufsichtsrates als auch seine Stellvertreter an der Ausübung ihres Amtes verhindert, so werden sie von dem an Lebensjahren ältesten Mitglied des Aufsichtsrates vertreten, in Sitzungen von dem an Lebensjahren ältesten teilnehmenden Mitglied.

(3) Der Aufsichtsrat kann aus seiner Mitte Ausschüsse bilden und diesen, soweit gesetzlich zulässig, auch Entscheidungsbefugnisse des Aufsichtsrats übertragen.

§ 11
Die Sitzungen des Aufsichtsrates werden durch den Vorsitzenden oder einen seiner Stellvertreter einberufen.
Der Aufsichtsrat ist einzuberufen, wenn ein Mitglied des Aufsichtsrats oder der Vorstand es verlangt.

§ 12
(1) Der Aufsichtsrat ist beschlußfähig, wenn mindestens die Hälfte der Mitglieder an der Beschlußfassung teilnimmt.

(2) Die Ausschüsse sind beschlußfähig, wenn die Hälfte ihrer Mitglieder, mindestens aber drei Ausschußmitglieder an der Beschlußfassung teilnehmen.

(3) Die Beschlüsse des Aufsichtsrates und seiner Ausschüsse werden mit einfacher Stimmenmehrheit gefaßt. Bei Stimmengleichheit gibt die Stimme des Vorsitzenden der Sitzung den Ausschlag. Wenn kein Mitglied widerspricht, kann schriftlich, telegrafisch, fernschriftlich, fernmündlich, oder mittels Telefax oder E-mail abgestimmt werden.

(4) Über die Sitzungen des Aufsichtsrats ist eine Niederschrift anzufertigen, die der Vorsitzende zu unterschreiben hat. In der Niederschrift sind Ort und Tag der Sitzung, die Teilnehmer, die Gegenstände der Tagesordnung, der wesentliche Verlauf der Verhandlungen und die Beschlüsse des Aufsichtsrats anzugeben.

§ 13
(1) Willenserklärungen des Aufsichtsrats und der Ausschüsse werden in deren Namen durch den Vorsitzenden oder seinen Stellvertreter abgegeben. Bei schriftlichen Erklärungen soll der Unterschrift des Vorsitzenden oder seines Stellvertreters die Firma der Gesellschaft und die Bezeichnung „Der Aufsichtsrat" beigefügt werden.

(2) Der Aufsichtsrat kann den Vorstand ermächtigen, zur Unterstützung der Tätigkeit des Vorstandes Beiräte zu bilden und deren Aufgabenkreis festzusetzen.

3. Die Hauptversammlung

§ 14
(1) Die Hauptversammlung der Gesellschaft findet am Sitz der Gesellschaft oder am Sitz einer deutschen Wertpapierbörse statt.

(2) Die Hauptversammlung, die über die Entlastung des Vorstands und des Aufsichtsrats, die Verwendung des Bilanzgewinns und gegebenenfalls die Feststellung des Jahresabschlusses beschließt, findet innerhalb der ersten acht Monate jeden Geschäftsjahres statt.

§ 15
(1) Die Einberufung der Hauptversammlung erfolgt durch den Vorstand, soweit nicht nach dem Gesetz auch andere Personen hierzu befugt sind. Sie erfolgt durch Bekanntmachung im Bundesanzeiger mindestens einen Monat vor dem Tag, bis zu dessen Ablauf die Aktien nach Absatz 2 zu hinterlegen sind. Der Tag der Veröffentlichung und der letzte Hinterlegungstag sind nicht mitzurechnen.

(2) Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind nur die Aktionäre befugt, die ihre Aktien nicht später als am siebten Tag vor der Hauptversammlung bei der Gesellschaft oder bei den sonstigen in der Einladung bekanntgegebenen Stellen bis zur Beendigung der Hauptversammlung hinterlegen.

(3) Die Hinterlegung ist auch dann ordnungsgemäß, wenn die Aktien mit Zustimmung einer Hinterlegungsstelle für sie bei einer anderen Bank bis zur Beendigung der Hauptversammlung gesperrt gehalten werden.

(4) Werden Aktien bei einem Notar oder einer Wertpapiersammelbank hinterlegt, so soll die Bescheinigung über die erfolgte Hinterlegung in Urschrift oder beglaubigter Abschrift spätestens am ersten Werktag nach Ablauf der Hinterlegungsfrist bei der Gesellschaft eingereicht werden.

§ 16
(1) Jede Stückaktie gewährt eine Stimme.

(2) Aktionäre können Stimmrechtsvollmachten auch im Wege elektronischer Datenübertragung erteilen, sofern die Gesellschaft einen Stimmrechtsvertreter bestellt hat und die Voraussetzungen für eine elektronische Übermittlung von Stimmrechtsvollmachten und für einen Echtheitsnachweis geschaffen hat. Die Stimmrechtsvollmachten können nur mit einem von der Gesellschaft zu bestimmenden technisch üblichen Echtheitsnachweis bzw. einer digitalen Signatur erteilt werden. Die weiteren Einzelheiten für die Erteilung der Stimmrechtsvollmacht an den von der Gesellschaft bestellten Stimmrechtsvertreter werden dann zusammen mit der Einberufung der Hauptversammlung bekanntgemacht.

§ 17
(1) Den Vorsitz in der Hauptversammlung führt der Vorsitzende des Aufsichtsrates oder einer seiner Stellvertreter oder ein sonstiges vom Aufsichtsrat bestimmtes Mitglied.

(2) Der Vorsitzende leitet die Verhandlungen. Er kann eine von der Ankündigung der Tagesordnung abweichende Reihenfolge der Verhandlungsgegenstände bestimmen. Er bestimmt ferner die Reihenfolge der Redner sowie die Art und Form der Abstimmung, entscheidet über eine generelle Beschränkung der Redezeit, die Schließung der Rednerliste und den Schluß der Debatte.

§ 18
(1) Beschlüsse der Hauptversammlung werden, soweit nicht zwingende gesetzliche Vorschriften etwas Abweichendes bestimmen, mit einfacher Mehrheit der abgegebenen Stimmen gefaßt. In den Fällen, in denen das Gesetz eine Mehrheit des bei der Beschlußfassung vertretenen Grundkapitals vorschreibt, genügt – sofern dies gesetzlich zulässig ist – die einfache Mehrheit des vertretenen Kapitals.

(2) Bei Wahlen ist der gewählt, auf den die meisten Stimmen entfallen. Bei Stimmengleichheit entscheidet in diesem Fall das von Vorsitzenden zu ziehende Los.

(3) Zu Änderungen der Satzung, die nur die Fassung betreffen, ist der Aufsichtsrat ermächtigt.

Timeline

15 October 2001	Extraordinary General Meeting of DePfa Deutsche Pfandbriefbank AG Approval of the split concept
Scheduled for December 2001	DePfa Bank AG transfers its 60% stake in DePfa Investment Bank Ltd to DePfa-Bank Europe plc
January 2002	Irish Parent Company publishes the share exchange offer
March 2002	Exchange of shares carried out; shares of the Irish parent company allocated to the shareholders who participate in the share exchange; subsequent listing of the Irish Parent Company on the Frankfurt Stock Exchange
Immediately afterwards	Irish Parent Company acquires DePfa Bank AG and DePfa-Bank Europe plc from DePfa Deutsche Pfandbriefbank AG
June/July 2002	DePfa Bank AG shares allocated to shareholders of the Irish Parent Company and subsequently listed on the Frankfurt Stock Exchange This will complete the split of DePfa Group into a Public Finance Bank and a Property Bank

DePfa Deutsche Pfandbrief Bank AG

Paulinenstraße 15 · 65189 Wiesbaden/Germany
Phone +49 (0)611 3 48 0 · Fax +49 (0)611 3 48 25 49
www.depfa.com

19 January 2002

DePfa Holding plc

DePfa Holding public limited company

Dublin, Ireland

Exchange Document

This Exchange Document contains on pages 3 to 30 a non-binding English translation of the German-language Exchange Document prepared on the basis of the German Securities Acquisition and Takeover Act (WpÜG). The German-language Exchange Document, dated 16 January 2002, was approved by the German Federal Supervisory Authority for Securities Trading on 17 January 2002. The German-language Exchange Document shall be binding for the purpose of the Exchange Offer.

The offering of up to 36,000,000 shares of DePfa Holding plc, a limited company incorporated in Ireland, is being made to all shareholders of DePfa Deutsche Pfandbriefbank AG in exchange for their shares of DePfa Deutsche Pfandbriefbank AG at a ratio of one share of DePfa Holding plc for one share of DePfa Deutsche Pfandbriefbank AG (the "Exchange Offer").

As a public exchange offer in accordance with the German Securities Acquisition and Takeover Act (*WpÜG*), the Exchange Offer by DePfa Holding plc is addressed to all shareholders of DePfa Deutsche Pfandbriefbank AG with the exception only of the shareholders mentioned below under "*Notes for Shareholders outside the Federal Republic of Germany—Shareholders excluded from the Exchange Offer*" in Australia, Japan, Canada and the United States of America. As a public exchange offer, it will be executed solely in accordance with the German Securities Acquisition and Takeover Act. The execution as a public exchange offer in accordance with the provisions of any other legal jurisdiction is not intended. No further announcements, registrations, admissions or approvals of the Exchange Document and/or the Exchange Offer outside the Federal Republic of Germany have been applied for or arranged. The attention of shareholders of DePfa Deutsche Pfandbriefbank AG in Australia, Japan, Canada and the United States of America is drawn particularly to the information under "*Notes for Shareholders outside the Federal Republic of Germany—Shareholders excluded from the Exchange Offer*".

The dispatch, distribution or dissemination of this Exchange Document and acceptance of the Exchange Offer and the transfer of shares in DePfa Deutsche Pfandbriefbank AG and DePfa Holding plc may be subject to legal restrictions outside the Federal Republic of Germany. Persons, who obtain possession of this Exchange Document outside the Federal Republic of Germany or who wish to accept the Exchange Offer from there, are asked to obtain information on any restrictions applying outside the Federal Republic of Germany and to comply with them. DePfa Holding plc assumes no warranty that the passing on or the dispatch of this Exchange Document or the acceptance of the Exchange Offer outside the Federal Republic of Germany is compatible with provisions in force outside the Federal Republic of Germany.

Ofl

The details of the assets, liabilities, financial situation and revenues of DePfa Holding plc or DePfa Deutsche Pfandbriefbank AG and of other facts, which may be of significance in connection with the Exchange Document and the decision on acceptance of the Exchange Offer since publication of the Exchange Document correspond to the situation on publication of the Exchange Document on 19 January 2001 and they will not be updated. The bidder has not authorised any third parties to make statements on or about the Exchange Offer, the Exchange Document or the shares in DePfa Deutsche Pfandbriefbank AG submitted for exchange unless the statements result from this Exchange Document. Should third parties still make statements, these should not be taken as a basis for the decision on acceptance of the Exchange Offer. This Exchange Document solely constitutes an offer to acquire shares in DePfa Deutsche Pfandbriefbank AG. It is not an offer and is not to be understood as an offer to acquire or an invitation or request for the submission of an offer to acquire other securities.

The shares of DePfa Holding plc have not and will not be registered under the Securities Act of 1933, as amended (the "Securities Act") and are being offered and sold in the United States only to a limited number of qualified institutional buyers (as defined in Rule 144A of the Securities Act) in reliance on an exemption from the registration requirements of the Securities Act. Prospective acquirers are hereby notified that the offeror of the shares of DePfa Holding plc may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

SECURITIES OFFERED BY THIS EXCHANGE DOCUMENT HAVE NOT BEEN QUALIFIED FOR DISTRIBUTION UNDER THE LAWS OF ANY PROVINCE OR TERRITORY OF CANADA. THE SECURITIES OFFERED BY THIS EXCHANGE DOCUMENT MAY ONLY BE SOLD PURSUANT TO APPLICABLE PROSPECTUS EXEMPTIONS PURSUANT TO THE APPLICABLE LAWS OF THE PROVINCES AND TERRITORIES OF CANADA, SUCH AS TO PERSONS WHO ARE "ACCREDITED INVESTORS" (AS DEFINED IN RULE 45-501 OF THE ONTARIO SECURITIES COMMISSION) IN THE PROVINCE OF ONTARIO AND "SOPHISTICATED PURCHASERS" (AS DEFINED IN THE *SECURITIES ACT* (QUEBEC)) IN THE PROVINCE OF QUEBEC. RESALE OF THE SECURITIES OFFERED BY THIS EXCHANGE DOCUMENT IS SUBJECT TO RESTRICTIONS AND MAY ONLY BE SOLD PURSUANT TO A PROSPECTUS FILED WITH APPLICABLE SECURITIES REGULATORY AUTHORITIES IN CANADA, PURSUANT TO AN EXEMPTION FROM SUCH A PROSPECTUS REQUIREMENTS OR PURSUANT TO AN ORDER OR RULING FROM THE APPLICABLE SECURITIES REGULATORY AUTHORITY.

Compulsory publication in accordance with § 14 para. 3 No. 1 of the German Securities Acquisition and Takeover Act dated 20 December 2001 (Official Gazette I 2001, p. 3822). Shareholders of DePfa Deutsche Pfandbriefbank AG outside the Federal Republic of Germany, in particular shareholders in Australia, Japan, Canada and the United States of America, are requested to consider the introductory notes.

DePfa Holding plc

Exchange Document

PUBLIC EXCHANGE OFFER

by

DePfa Holding public limited company

3 Harbourmaster Place
IFSC, Dublin 1
Ireland

to the shareholders of

DePfa Deutsche Pfandbriefbank AG

Paulinenstrasse 15
65189 Wiesbaden
Germany

to exchange their DePfa Deutsche Pfandbriefbank AG shares for ordinary shares in DePfa Holding plc

Offer period: 19 January to 20 February 2002

German Securities Code DePfa Deutsche Pfandbriefbank shares: 804700
ISIN DE 000 804 700 2
German Securities Code of the DePfa Deutsche Pfandbriefbank shares tendered for exchange: 804702
ISIN DE 000 804 702 8
German Securities Code DePfa Holding plc shares: 765818
ISIN IE 007 255 999 4

Table of Contents

Notes for Shareholders outside the Federal Republic of Germany

1. Execution of the Exchange Offer in accordance with the German Securities Acquisition and Takeover Act dated 20 December 2001

As a public Exchange Offer in accordance with the German Securities Acquisition and Takeover Act (WpÜG), dated 20 December 2001 (BGBl. 1 2001, P. 3822) the Exchange Offer by DePfa Holding plc is addressed to all shareholders of DePfa Deutsche Pfandbriefbank AG with the exception only of the shareholders mentioned under Clause 3 in Australia, Japan, Canada and the United States of America. As a public Exchange Offer, it will be executed solely in accordance with the German Securities Acquisition and Takeover Act. In accordance with the compulsory provisions of the Securities Acquisition and Takeover Act, DePfa Holding plc has published the Exchange Document through an announcement on the Internet and an ostensive announcement in the *Börsen-Zeitung*. The Exchange Offer will not be published above and beyond this outside the Federal Republic of Germany. The execution as a public Exchange Offer in accordance with the provisions of any other legal system is not intended. No further announcements, registrations, admissions or approvals of the Exchange Document and/or the Exchange Offer outside the Federal Republic of Germany have been applied for or arranged. The attention of shareholders of DePfa Deutsche Pfandbriefbank AG in Australia, Japan, Canada and the United States of America is drawn particularly to the details under Clause 3.

Irrespective of the compulsory publications in accordance with Section 14 Paragraph 3 of the German Securities Acquisition and Takeover Act, in particular, it is not intended:

a) to disseminate the Exchange Document publicly in France or to use it publicly as an advertisement for the acquisition of shares in DePfa Holding plc; the Exchange Document has therefore not been drawn up in accordance with Article L.411-1 of the French Code Monétaire et Financier and provisions Nos. 98-01 and 98-08 of the Commission des Opérations de Bourse and has not been submitted to the Commission des Opérations de Bourse;

b) to submit a public offer registered with the Registrar of Companies in Ireland to acquire the shares in accordance with the Irish Companies Act of 1963 (as amended);

c) to submit a public offer of transferable securities in accordance with Article 1 of the Réglement Grand-Ducal dated 28 December 1990 in Luxembourg: DePfa Holding plc has not authorised any person in Luxembourg to disseminate the Exchange Document publicly in Luxembourg; the Exchange Document has not been drafted in accordance with Article 8 ff. of the Réglement Grand-Ducal dated 28 December 1990 and has not been submitted to the Bourse de Luxembourg;

d) to submit a public offer in accordance with Article 3 of the Dutch Law on the Supervision of Securities Trading 1995/Wet Toezicht effectenveer 1995 in the Netherlands;

e) to submit a public offer of exchange in accordance with the rules of the fifth section of the Swiss Federal Law on Stock Exchanges and Securities Trading (Article 22 Paragraph 1) and the Swiss Law of Contract (Article 652a Paragraph 2) in Switzerland;

f) to disseminate the Exchange Document to persons in the United Kingdom in accordance with Section 21 of the Financial Services and Markets Act 2000 or to use it as an advertisement for the acquisition of shares in DePfa Holding plc in the United Kingdom unless the purchase, holding, administering or sale of capital investments (as a client or deputy) is part of the ordinary business activity of these persons.

The dispatch, distribution or dissemination of the Exchange Document and acceptance of the Exchange Offer and the transfer of shares in DePfa Deutsche Pfandbriefbank AG and DePfa Holding plc may be

subject to legal restrictions outside the Federal Republic of Germany. Persons, who obtain possession of the Exchange Document outside the Federal Republic of Germany or who wish to accept the Exchange Offer from there, are asked to obtain information on any restrictions applying outside the Federal Republic of Germany and to comply with them. DePfa Holding plc assumes no warranty that the passing on or the dispatch of the Exchange Document or the acceptance of the offer outside the Federal Republic of Germany is compatible with provisions in force outside the Federal Republic of Germany.

2. Dispatch of the Exchange Document by custodian banks

Attention is drawn to the fact that, in compliance with the compulsory provisions of the Securities Acquisition and Takeover Act, the Exchange Document for shareholders outside the Federal Republic of Germany as for all other shareholders of DePfa Deutsche Pfandbriefbank AG—with the exception of the shareholders in Australia, Japan, Canada and the United States of America mentioned under Clause 3, who cannot accept the Exchange Offer, is available for distribution free of charge at DePfa Holding plc (3 Harbourmaster Place, Dublin 1, Ireland) and DePfa Deutsche Pfandbriefbank AG (Paulinenstrasse 15, 65189 Wiesbaden, Fax 0611-348-2332). The Exchange Offer can be accepted by all shareholders in accordance with this Exchange Document (see point D.1. in particular), with the exception only of the shareholders in Australia, Japan, Canada and the United States of America mentioned under Clause 3, who cannot accept the Exchange Offer.

In addition, DePfa Holding plc has given custodian banks the opportunity of demanding the Exchange Document from it. Custodian banks may dispatch the Exchange Document in accordance with the Technical Guidelines on Settling the Public Exchange Offer by DePfa Holding plc to exchange shares in DePfa Deutsche Pfandbriefbank AG for shares in DePfa Holding plc, published in the Securities Notices (*Wertpapiermitteilungen*) of 15 December 2001 and 12 January 2002, within the Federal Republic of Germany as well as, outside the Federal Republic of Germany, to shareholders in Ireland and Italy as well as to the investor groups mentioned below:

Australia	Sophisticated investors and professional investors (for the purposes of the Australian Corporations Act 2001)
France	Qualified investors ("investisseurs qualifiés" for the purposes of Article 2 of Decree No. 98-880 dated 1 October 1998)
Canada	Professional investors
Luxembourg	Professional investors
The Netherlands	Professional investors ("natuurlijke personen of rechtspersonen die beroeps of bedrijfsmatig handelen of beleggen in effecten" for the purposes of Article 2 of the Exemption Ordinance to the Dutch Law on the Supervision of Securities Trading 1995/Vrijstellings-regeling Wet toezicht effectenveer 1995)
Switzerland	Institutional investors
USA	Qualified institutional buyers (as defined in Rule 144A of the US Securities Act of 1933, as amended)
United Kingdom	Professional investors (for the purposes of Section 21 Paragraph 1 Financial Services and Markets Act 2000)

The custodian banks may otherwise dispatch the Exchange Document in compliance with the legal provisions in force outside the Federal Republic of Germany in each case.

3. Shareholders excluded from the Exchange Offer

This offer is not directed to shareholders who are based, domiciled or ordinarily resident in Australia, Canada, Japan and/or the United States of America and may not be accepted by them. This does not apply to

Australia	Sophisticated investors and professional investors (for the purposes of the Australian Corporations Act 2001);
Canada	Professional investors;
the United States of America	Qualified institutional buyers (as defined in Rule 144A of the US Securities Act of 1933, as amended)

(hereinafter the "admitted shareholders in Australia, Canada or the United States of America").

The Exchange Document and duplicates, copies or other documents, which refer to the Exchange Document, may—with the exception of the admitted shareholders in Australia, Canada or the United States of America—not be dispatched to Australia, Japan, Canada or the United States of America or made accessible there in any other way. The Exchange Offer may not be accepted by shareholders based, domiciled or ordinarily resident in Australia, Japan, Canada or the United States of America—with the exception of the admitted shareholders in Australia, Canada and the United States of America. Shares in DePfa Holding plc and the shares in DePfa Deutsche Pfandbriefbank AG submitted for exchange are not and will not be registered either in accordance with the U.S. Securities Act of 1933, as amended (hereinafter the "U.S. Securities Act") or with the laws of any State of the United States of America and may not be offered, sold, resold or delivered either directly or indirectly in the United States of America—unless pursuant to an exemption from the registration requirements of the U.S. Securities Act. This Exchange Document does not constitute an invitation to submit an exchange offer in Australia, Japan, Canada or the United States of America. Persons, who would like to accept the Exchange Offer may—with the exception of the admitted shareholders in Australia, Canada and the United States of America—not use either the post in the United States of America, in Canada, Australia or Japan or other means or instruments (for example transmission by fax, telex or telephone) or use the international or foreign trading or the facilities of a national securities exchange in the United States of America, Canada, Australia or Japan for a purpose that is either directly or indirectly linked to acceptance of the offer. Declarations of acceptance or other documents referring to the offers should not be stamped in the United States of America, Canada, Australia or Japan or dispatched in any other way from the United States of America, Canada, Australia or Japan. All shareholders accepting the offer—with the exception of the admitted shareholders in Australia, Canada and the United States of America—must give addresses outside the United States of America, Canada, Australia or Japan for receipt of the shares of DePfa Holding plc and the delivery of any documents.

This Exchange Document was neither and will neither be submitted to the Australian Securities and Investments Commission nor approved by it. The Exchange Document does not claim to be complete with regard to those details on the offered shares or details on the entity offering them which are required in accordance with Chapter D of the Australian Corporation Act 2001. The offer contained in the Exchange Document is addressed solely to sophisticated investors or professional investors (for the purposes of Section 708 Paragraph 8, 10 and 11 of the Australian Corporations Act 2001) in Australia.

In the event that the recipient of this Exchange Document does not meet the preconditions of a sophisticated investor or professional investor, the acceptance of the offer will not be accepted. Each offer to a shareholder in Australia and each agreement or obligation that results from acceptance of the offer is

of a personal nature and is only to be entered into or taken on by sophisticated investors or professional investors.

In the event of the shares offered by the entity making the offer being resold by an investor in Australia within 12 months of receipt of the offered shares, the investor making the sale is obliged to draw up a so-called disclosure document for the purposes of the Australian Corporations Act 2001 and submit this document to the Australian Securities and Investments Commission unless

(1) the sale took place in the context of an offer that took place outside Australia or in accordance with the exemption ruling in Section 708 of the Corporations Act 2001 or

(2) it can be demonstrated that the issuer did not issue the shares and that the subscriber did not subscribe to the shares with the intention of reselling them or granting, issuing or transferring rights to or with respect to the shares (including options or convertible debentures).

The shares of DePfa Holding plc offered were and will not be registered in accordance with the U.S. Securities Act and may not, with certain exceptions, be offered or sold in the United States. The shares are not transferable except pursuant to the restrictions presented in this documentation. No actions were or will be undertaken in any legal system outside the Federal Republic of Germany, which would permit the performance of a public offer or the possession or distribution of this documentation or other documents in connection with the shares in any country or any legal system where such actions are needed.

The details of the assets, liabilities, financial situation and revenues of DePfa Holding plc or DePfa Deutsche Pfandbriefbank AG and of other facts, which may be of significance in connection with the Exchange Document and the decision on acceptance of the offer since publication of the Exchange Document correspond to the situation on publication of the Exchange Document on 19 January 2001 and they will not be updated. The entity making the offer has not authorised any third parties to make statements on or about the Exchange Offer, the Exchange Document or the shares of DePfa Deutsche Pfandbriefbank AG submitted for exchange unless the statements result from this Exchange Document. Should third parties still make statements, these should not be taken as a basis for the decision on acceptance of the Exchange Offer. This Exchange Document solely constitutes an offer to acquire shares of DePfa Deutsche Pfandbriefbank AG. It is not an offer and is not to be understood as an offer to acquire or an invitation or request for the submission of an offer to acquire other securities.

Exchange Offer by DePfa Holding plc

A. Reasons for the Exchange Offer

1. Introduction

On 27 November 2000, the Management Board and Supervisory Board of DePfa Deutsche Pfandbriefbank AG reached a decision regarding the new strategic focus of DePfa Deutsche Pfandbriefbank AG and the companies associated with it (the "**DePfa Group**" or "**Group**"). The public sector finance and the property activities are to be split up in 2002. In future, the public sector finance activities are to be run by DePfa Holding public limited company ("**DePfa Holding plc**"), Dublin, Ireland, which was newly established on 9 October 2001, and the DePfa Group's property activities are to be run by DePfa Bank AG, Berlin (operating in future under the name "Aareal Bank AG"). Both companies, DePfa Holding plc and DePfa Bank AG, are to be listed on the Frankfurt Stock Exchange independently in the future and will act autonomously as independent banks in their markets.

The extraordinary General Meeting of DePfa Deutsche Pfandbriefbank AG approved the concept of separating the Group's public sector and property activities with a majority of more than 99.9% of the share capital represented on 15 October 2001 and authorized the Management Board to take the necessary measures to carry out the concept. DePfa Holding plc made the decision to submit the offer of exchange in accordance with the provisions of this Exchange Offer on 2 January 2002.

2. The concept of splitting the public sector finance and the property activities of DePfa Deutsche Pfandbriefbank AG

Today, DePfa Deutsche Pfandbriefbank AG is the DePfa Group's parent company. It has operational responsibility for public sector finance business in Germany. The most important Group companies are DePfa Bank AG and DePfa-Bank Europe plc. Both are wholly owned by DePfa Deutsche Pfandbriefbank AG. DePfa Bank AG is the lead company in property activities. DePfa-Bank Europe plc, Dublin, Ireland, is the DePfa Group's most important foreign public sector financing company and holds for its part a 60% investment in DePfa Investment Bank Ltd, Nicosia, Cyprus, the DePfa Group's second large foreign public sector financing company.

In essence, the concept of splitting the public sector finance and the property activities is to be carried out in three stages:

(1) In the first stage, DePfa Holding plc will offer shareholders of DePfa Deutsche Pfandbriefbank AG the chance to exchange their shares for ordinary shares in DePfa Holding plc on the basis of this Exchange Offer. The Exchange Offer will be subject to the condition precedent that shareholders, holding in aggregate 90% of the share capital of DePfa Deutsche Pfandbriefbank AG, accept the Exchange Offer within the acceptance period. Following the share exchange, the shareholders of DePfa Deutsche Pfandbriefbank AG, who have accepted the Exchange Offer, will be shareholders of DePfa Holding plc; DePfa Deutsche Pfandbriefbank AG will be a Group company owned at least 90% by DePfa Holding plc. The 13,334 shares of DePfa Holding plc, which were issued when the company was incorporated, are admitted for trading on the official market (*amtlichen Handel*) of the Frankfurt Stock Exchange. The remaining, up to 35,986,672 shares, which will be issued in the context of the execution of the Exchange Offer, are also admitted for trading on the official market of the Frankfurt Stock Exchange. Trading for all shares is to start on completion of the Exchange Offer.

(2) In the second stage, on the basis of the approval granted by the extraordinary General Meeting on 15 October 2001 DePfa Holding plc will acquire from DePfa Deutsche Pfandbriefbank AG

- all the shares of DePfa Bank AG,

- all the shares of DePfa-Bank Europe plc, which in turn holds 60% of the capital of DePfa Investment Bank Ltd., Nicosia, Cyprus.

(3) Finally, DePfa Holding plc will reduce its share capital and distribute to its shareholders the shares of DePfa Bank AG, to the extent that these shares are available for distribution, by means of a distribution in kind. The capital reduction will require the approval of the Shareholders' Meeting of DePfa Holding plc and the approval of the Irish High Court. It is planned that the resolution by the Shareholders' Meeting needed for the reduction of the capital will be passed immediately prior to the execution of the Exchange Offer by the shareholders, who hold the shares originally subscribed on incorporation of DePfa Holding plc. Application is to be made for the shares of DePfa Bank AG to be admitted for trading on the official market of the Frankfurt Stock Exchange following distribution to the shareholders of DePfa Holding plc.

3. Reasons for and aims of the split of the DePfa Group's public sector finance and property activities

The DePfa Group is pursuing the following aims with the split of its public sector finance and property activities:

(1) Both banks will be able to expand their core competences in a more focused fashion following the split of the public sector finance and property activities. They will be able to service their customers more effectively with a broader product range and a sharper focus. Through further specialization both banks will be put in a position to assume leading market positions in their respective areas of business.

(2) The existing business model of DePfa Deutsche Pfandbriefbank AG with a German mortgage bank as the Group controlling company is encountering regulatory boundaries in the international public sector finance business in particular. The reorganization of the DePfa Group aimed for avoids this disadvantage: in future, DePfa Holding plc will run the public sector finance activities as a universal bank with an Irish banking licence, which it will apply for from the Central Bank of Ireland. DePfa Holding has already held preliminary discussions on the application. Mortgage bank business will be carried out by specialized Group companies.

(3) In the case of public sector finance activities, funding advantages will decide on profitability, the successful continuation of existing customer relationships and the prospects of success when entering new markets. The bank's sound capital resources, outstanding quality financial assets and a good rating will be critical factors here. The future public sector finance bank has the opportunity to position itself here as an international issuing house for public sector financing.

(4) In property business, meeting customers' ever wider and more sophisticated requirements optimally with a wide range of qualified financial and other services and minimizing funding risks through professional risk management is crucial. Here, characteristics are sound equity resources and a clear, forward-looking strategy, which fully exploits the bank's acquisition and structuring potential.

(5) New strategic options from acquisitions and mergers will emerge for two focused specialist companies.

(6) The split of public sector finance and property activities will open up the opportunity for investors to decide specifically whether they wish to invest their funds in public sector finance activities or in property activities. According to estimates by DePfa Holding plc, the capital market should value two focused specialist companies higher than the unified bank under the management of a German mortgage bank.

4. The DePfa Group after execution of the Exchange Offer

After execution of the Exchange Offer, DePfa Holding plc will have a holding equal to the exchange quota, that is at least 90%, in DePfa Deutsche Pfandbriefbank AG. DePfa Holding plc will become the new Group's controlling company. Shareholders who accept the Exchange Offer will be the sole shareholders of DePfa Holding plc—apart from the founding shareholders who will only hold a total of six shares in DePfa Holding plc following completion of the Exchange Offer.

In essence, the further stages of the concept for separating the DePfa Group's public sector finance and property activities will be carried out as follows:

(1) Immediately after completion of the share exchange, DePfa Deutsche Pfandbriefbank AG will sell all shares of DePfa Bank AG to DePfa Holding plc. The sale will take place at full market value. The purchase price will be established in two steps:

Initially, the estimated company value of DePfa Bank AG will be determined by experts for the purpose of carrying out the reduction in DePfa Holding plc's capital. To establish the expert estimated value, the Board of Directors of DePfa Holding plc and the Management Board of DePfa Deutsche Pfandbriefbank AG will commission PricewaterhouseCoopers GmbH, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, as a neutral and independent expert, with drawing up an expert opinion on establishing the corporate value of DePfa Bank AG in accordance with the principles on carrying out corporate valuations (IDW S 1) of the Hauptfachausschuss (main professional committee) of the Institut der Wirtschaftsprüfer in Deutschland e.V. (Institute of Auditors) dated 28 June 2000. The expertly established corporate value will be taken as a basis for setting the purchase price.

Subsequently the purchase price for shares of DePfa Bank AG will be adjusted retrospectively, after three months have elapsed since the inclusion of shares in DePfa Bank AG in stock exchange trading, to the average value of the closing prices of DePfa Bank AG shares in the Xetra trading system (or a functionally comparable successor system that has replaced the Xetra system) on the Frankfurt Stock Exchange in the first three months since start of trading (establishment period). The share purchase agreement provides for a cap to the upper limit of any purchase price adjustment. The cap will be set jointly by the Management Board of DePfa Deutsche Pfandbriefbank AG and the Board of Directors of DePfa Holding plc immediately prior to initiating DePfa Holding plc's capital reduction procedure before the Irish High Court. In its decision, the Management Board of DePfa Deutsche Pfandbriefbank AG will above all take account of the valuation opinion drawn up by PricewaterhouseCoopers GmbH, Wirtschaftsprüfungsgesellschaft. In addition, it will also take into account—following consultation with an investment bank—the capital market situation. Under current circumstances, it is planned to set the upper limit of the cap at an amount that is some 15 to 20% above the expertly established corporate value.

The establishment of the purchase price adjustment is subject to control by a court of arbitration, in which shareholders of DePfa Deutsche Pfandbriefbank AG and DePfa Holding plc can also participate.

The purchase price is not due and payable on completion of the sale but on 31 December 2002. DePfa Holding plc is entitled to pay prematurely.

(2) DePfa Deutsche Pfandbriefbank AG will also sell and transfer its 100% investment in DePfa-Bank Europe plc to DePfa Holding plc. The purchase price for the investment amounts to € 820 million plus 6.83% interest for the period from 15 October 2001 to the transfer date. This corresponds to the expertly established market value of the investment. To establish the market value, the Management Board of DePfa Deutsche Pfandbriefbank AG commissioned PricewaterhouseCoopers GmbH, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, as a neutral and independent expert, with drawing up an expert opinion on establishing the corporate value of DePfa-Bank Europe plc in accordance with the principles on carrying out corporate valuations (IDW S 1) of the Hauptfachausschuss of the Institut der Wirtschaftsprüfer in Deutschland e.V. dated 28 June 2000.

The purchase price is due and payable on 31 December 2002. The purchaser is entitled to pay the purchase price prematurely. Execution of the purchase agreement requires the consent of the Irish Minister for Enterprise, Trade and Employment and of the Central Bank of Ireland for the sale of the shares.

(3) The final split of the public sector finance and the property activities will be carried out by means of a distribution in kind by DePfa Holding plc of shares of DePfa Bank AG to its shareholders. A capital reduction will be effected at DePfa Holding plc to carry out the distribution in kind. DePfa Holding plc will seek the confirmation of the Irish High Court for a reduction of its share capital in an amount equal to the book value of the shares it will hold, at that time, in DePfa Bank AG. These shares of DePfa Bank AG are to be distributed to DePfa Holding plc shareholders.

DePfa Holding plc will apply for the necessary confirmation of the capital reduction resolution from the Irish High Court immediately after execution of the Exchange Offer. The Irish High Court will then grant a date for a hearing and will make arrangements for announcing the hearing. DePfa Holding plc will propose that the announcement will take place in a national German daily newspaper, the *Bundesanzeiger* (Federal Gazette) and "The Irish Times". The Irish High Court will check the formal and material aspects of the application, in particular whether the capital reduction is equitable and appropriate. Control of the procedure and the decision to confirm a reduction in capital lies exclusively with the Irish High Court. The Board of Directors of DePfa Holding plc anticipates that the decision of the High Court on the necessary confirmation will probably be available in June or July 2002. The capital reduction will come into effect with registration of the confirmation by the High Court and a note of the written-down capital with the Registrar of Companies in Dublin. Shareholders of DePfa Holding plc will receive the shares of DePfa Bank AG free of any costs and charges. Stock exchange trading in shares of DePfa Bank AG is to start immediately after the share allotment.

(4) Parallel to the measures mentioned further accompanying reorganizational steps to split the public sector finance and property activities will take place within the DePfa Group, which are expected to be virtually completed before start of trading in the shares of DePfa Bank AG.

(5) Following execution of the split, DePfa-Bank Europe plc will transfer virtually all its assets (assets and liabilities) to DePfa Holding plc in accordance with Part III of the Irish Central Bank Act of 1971 (Central Bank Act) without any consideration. Its business will be continued by DePfa Holding plc. DePfa-Bank Europe plc will no longer carry out any business itself following the transfer of its assets. The transfer of assets will take place net of any income tax. It is also intended that DePfa Holding plc will increase its investment in DePfa Investment Bank Ltd, Nicosia. If the opportunity of acquiring the shares on appropriate terms arises, DePfa Holding plc is to acquire the entire outstanding share capital of DePfa Investment Bank Ltd., Nicosia, by means of a contribution in kind and will grant new shares for this from the existing (authorized) capital of DePfa Holding plc.

(6) The Board of Directors of DePfa Holding plc currently consists of three executive members, Messrs Gerhard Bruckermann, Karl Heinz Glauner and Dermot Cahillane. Mr Bruckermann and Mr Glauner are the Management Board spokesmen of DePfa Deutsche Pfandbriefbank AG, Mr Cahillane is the Managing Director of DePfa-Bank Europe plc.

In the course of the split of the DePfa Group's public sector finance and property activities the composition of the Board of Directors and the Management Board of DePfa Deutsche Pfandbriefbank AG will be changed in two stages:

The Board of Directors of DePfa Holding plc will be supplemented by seven non-executive members on completion of the Exchange Offer:

- Christian Graf von Bassewitz, General Partner and Management Spokesman of Bankhaus Lampe KG
- Dr. Richard Brantner, Bank Management Board member (ret'd), Schramberg
- Prof. Dr. Frances Ruane, Professor at Trinity College Dublin

- Hans W. Reich, Spokesman for the Management Board of Kreditanstalt für Wiederaufbau

- Jürgen Strauß, General Manager for Germany of the Schweizerische Lebensversicherungs- und Rentenanstalt

- Prof. Dr. Hans Tietmeyer, Bundesbank President (ret'd)

- Dr. Jürgen Westphal, Minister (ret'd), Attorney-at-law

Apart from Prof. Dr. Frances Ruane the persons mentioned are presently also members of the Supervisory Board of DePfa Deutsche Pfandbriefbank AG.

Further changes to the composition of the Board of Directors of DePfa Holding plc and changes to the composition of the Management Board of DePfa Deutsche Pfandbriefbank AG are to be carried out upon the final split of the DePfa Group into a public sector finance and a property bank:

- All members of the Management Board of DePfa Deutsche Pfandbriefbank AG are to resign their membership of the Management Board in agreement with the company's Supervisory Board. They will either be appointed as executive members of the Board of Directors of DePfa Holding plc or will concentrate on their responsibilities as members of the Management Board of the then independent DePfa Bank AG. Notwithstanding the decision-taking responsibility under company law of the Supervisory Board of DePfa Deutsche Pfandbriefbank AG, the Management Board and the Supervisory Board of DePfa Deutsche Pfandbriefbank AG have agreed on the recommendation that the Management Board of DePfa Deutsche Pfandbriefbank AG will consist of two members following the split of the DePfa Group. One Management Board member is to be responsible for operational business (public sector finance and treasury). The second Management Board member will take over the finance, controlling and personnel division. No decision on the persons involved has been made to date.

- The Board of Directors of DePfa Holding plc will be supplemented by the following executive members on the final separation of the DePfa Group's public sector finance and property activities:

  Dr. Thomas M. Kolbeck (Vice Chairman)

  Fulvio Dobrich

  Dr. Reinhard Grzesik

  James Hyde

  Jürgen Karcher

  Dr. Grzesik, Dr. Kolbeck and Mr Karcher are currently members of the Management Board of DePfa Deutsche Pfandbriefbank AG. They will resign from the Management Board of DePfa Deutsche Pfandbriefbank AG on appointment as members of the Board of Directors. Mr Cahillane is the Managing Director of and Mr Hyde is a member of the Board of Directors of DePfa-Bank Europe plc. Mr Dobrich is Chief Executive Officer of DePfa USA Inc. and Director of DePfa Investment Bank Ltd, Nicosia, Cyprus. To achieve a complete split in personnel terms between the public sector finance and the property bank, Mr Glauner will resign from the Board of Directors of DePfa Holding plc on allotment of the shares of DePfa Bank AG to the shareholders of DePfa Holding plc. He will then be Chairman of the Management Board of the then independent DePfa Bank AG.

- Finally, Graf von Bassewitz and Mr. Strauß and Dr. Westphal are to resign from the Board of Directors on the final split of the public sector finance and the property activities.

  Jacques F. Poos, Member of the European Parliament, Luxembourg,

  and two further persons, who have not yet been stipulated, are to be appointed as further non-executive members of the Board of Directors.

B. Comment by DePfa Deutsche Pfandbriefbank AG on the Exchange Offer

DePfa Deutsche Pfandbriefbank AG has expressed its consent to the present Exchange Offer to DePfa Holding plc. Under Section 27 Paragraph 1 Sentence 1 of the Securities Acquisition and Takeover Act (WpÜG), the Management Board and Supervisory Board of DePfa Deutsche Pfandbriefbank AG are obliged to deliver a well-founded statement immediately after publication of this Exchange Document.

C. Exchange Offer

1. Offer

DePfa Holding plc herewith makes an offer to all shareholders of DePfa Deutsche Pfandbriefbank AG to exchange

> their bearer shares without par value of DePfa Deutsche Pfandbriefbank AG with a pro rata amount of the share capital of € 3.00 each, entitled to a share in the profits from the financial year beginning on 1 January 2001, if applicable including coupons Nos. 27 to 40 and renewal coupon (not invalidated)

in return for

> registered ordinary shares of DePfa Holding plc with a nominal value of € 3.00 each, with dividend rights attached as of the financial year commencing 1 January 2002

in accordance with the terms and conditions of this Exchange Offer. This Exchange Offer extends to all the shares of DePfa Deutsche Pfandbriefbank AG. The Exchange Document for this Exchange Offer will be published on the Internet (http://www.depfaholding.ie) as well as with by an announcement in the *Börsen-Zeitung*.

2. Exchange ratio

The exchange ratio is 1:1. This means that for each 1 (one) bearer share with par value of DePfa Deutsche Pfandbriefbank AG with a pro rata amount of the share capital of € 3.00 each, 1 (one) registered ordinary share of DePfa Holding plc with a nominal value of € 3.00 each will be granted.

3. Acceptance period

The acceptance period will begin with publication of the Exchange Document on the Internet (http://www.depfaholding.ie) on 19 January 2002. The Exchange Offer can be accepted up until 12.00 hrs (CET) on 20 February 2002 (*acceptance period*).

4. Condition precedent

The offer to exchange the shares of DePfa Deutsche Pfandbriefbank AG for shares of DePfa Holding plc is subject to the condition precedent that shareholders, whose aggregate shareholdings amount to 90% of the share capital of DePfa Deutsche Pfandbriefbank AG, accept the Exchange Offer within the acceptance period, that is within the deadline of 12.00 hrs (CET) on 20 February 2002, on time. If the 90% acceptance level is reached during the additional acceptance period (see point 5), this will not satisfy the

condition. For legal reasons, the acceptance level of 90% must be reached within the acceptance period, i.e. by 12.00 hrs (CET) on 20 February 2002.

Closing of the exchange contracts entered into pursuant to this Exchange Document shall be subject to the following conditions precedent being fulfilled:

(a) the Minister for Enterprise, Trade and Employment of Ireland having stated in writing pursuant to the Irish Mergers, Takeovers and Monopolies (Control) Act, 1978 as amended, that she does not intend to make an order prohibiting the Exchange Offer or that she will make an order permitting the Exchange Offer on the conditions specified in the order or, in the event of no order under that section being made and the Minister not stating in writing that she does not intend to make such an order, the relevant period within the meaning of Section 6 of that Act having elapsed; and

(b) the approval of the Central Bank of Ireland for the proposed acquisition by DePfa Holding plc of DePfa Deutsche Pfandbriefbank AG pursuant to the Exchange Offer having being obtained for the purposes of the Central Bank Acts, 1942 to 2001, and the European Communities (Licensing and Supervision of Credit Institutions) Regulations, 1992.

5. Acceptance following the end of the acceptance period (additional acceptance period)

Pursuant to Section 23, Paragraph 1, Sentence 1, No. 2 of the WpÜG, shareholders, who have not accepted the offer within the acceptance period in accordance with Clause C.3, may accept the offer within two weeks after publication of the result of the Exchange Offer process in accordance with Section 23 Paragraph 1, Sentence 1, No. 2 WpÜG. This period is expected to be the period from 26 February 2002 to 12.00 hrs (CET) on 13 March 2002. However, this extension of the offer will not apply if the offer has not been accepted within the time limit specified in point C.3 for acceptance by shareholders whose shares represent a minimum of 90% of the total share capital of DePfa Deutsche Pfandbriefbank AG. In that event, it will be determined that the condition precedent for the Exchange Offer has not been satisfied and the Exchange Offer (see point 4 above) will not be completed.

6. Right of withdrawal

Up until expiration of the acceptance period, i.e. by 12.00 hrs (CET) on 20 February 2002, the shareholders of DePfa Deutsche Pfandbriefbank AG, who have submitted their shares for exchange, may withdraw from participation in the share exchange without giving grounds for doing so. Withdrawal shall be notified by written statement to the custodian bank of the withdrawing shareholder and by conversion of the shares of DePfa Deutsche Pfandbriefbank AG submitted for exchange from German Securities Code 804702 to German Securities Code 804700. If withdrawal is notified by written statement within the acceptance period, that is by 12.00 hrs (CET) on 20 February 2002, to the custodian bank, the conversion of the shares to German Securities Code 804700 is deemed to have been carried out on time, if it is effected by 17.30 hrs (CET) on 22 February 2002.

Moreover, in the event of a change in this Exchange Offer, shareholders of DePfa Deutsche Pfandbriefbank AG who have accepted the Exchange Offer prior to publication of the change by posting on the Internet and printing in the *Börsen-Zeitung*, may withdraw from the contract up until expiration of the acceptance period. Shareholders of DePfa Deutsche Pfandbriefbank AG, who have accepted the Exchange Offer, may also withdraw from the contract up until expiration of the acceptance period if contract conclusion takes place by acceptance of the offer prior to publication of the public purchase or Exchange Offer by a third party to acquire the shares in DePfa Deutsche Pfandbriefbank AG.

7. Place of fulfilment

Wiesbaden shall be the place of fulfilment for the fulfilment of the Exchange Offer. DePfa Holding plc may effect fulfilment at another place in accordance with the prevailing legal provisions at the request of a shareholder who has accepted the offer.

D. Execution of the Exchange Offer

1. Accepting the offer

Shareholders of DePfa Deutsche Pfandbriefbank AG may only accept the Exchange Offer within the acceptance period and only vis-à-vis a custodian bank or a custodian financial services company based in the Federal Republic of Germany or the German branch of a custodian bank or of a custodian financial services company (designated as the "custodian bank" in this Exchange Document). The offer will be accepted by means of written declaration to the custodian bank *and* conversion of the shares of DePfa Deutsche Pfandbriefbank AG submitted for exchange under securities identification number 804702 at Clearstream Banking AG. Acceptance does not become effective until the shares of DePfa Deutsche Pfandbriefbank AG submitted for exchange have been converted under the securities identification number indicated above. This shall be arranged by the custodian bank. If acceptance has been declared in writing to the custodian bank within the acceptance period, the conversion of the shares under securities identification number 804702 shall be deemed to have been carried out on time if it has been effected by 17:30 hrs (CET) on 22 February 2002.

Shareholders with physical securities (certificates) for shares of DePfa Deutsche Pfandbriefbank AG need to make special arrangements: conversion of the shares of DePfa Deutsche Pfandbriefbank AG submitted for exchange under German Securities Code 804702 requires that the physical securities have first been made eligible for collective custody. To this end, shareholders are requested to submit the share certificates, together with coupons Nos. 27 to 40 and renewal coupon (not invalidated) to a custodian bank by the end of 12 February 2002. The custodian bank shall arrange the next steps required. Moreover, after the booking in collective custody the physical securities and the shares which are already held in a collective securities account, must be registered with Clearstream Banking AG by 17:30 hrs (CET) on 22 February 2001 under German Securities Code 804702.

It is intended to forward to shareholders of DePfa Deutsche Pfandbriefbank AG, whose shares are held in a custodian account with a custodian bank with registered office or branch in Germany, a form for acceptance together with the Exchange Document. Shareholders who submit physical securities for exchange may obtain the form and the Exchange Document from all German custodian banks. The form can also be downloaded from the Internet (http://www.depfaholding.ie).

Upon acceptance of the Exchange Offer, shareholders declare that

(1) they will instruct the custodian bank to continue holding the shares of DePfa Deutsche Pfandbriefbank AG indicated in the acceptance declaration in the custody account, but to arrange the conversion under securities identification number 804702;

(2) they will instruct the custodian bank to make the shares of DePfa Deutsche Pfandbriefbank AG indicated in the acceptance declaration available to Deutsche Bank AG, Frankfurt/Main, as exchange trustee, in its custodian account No. 7003 at Clearstream Banking AG upon expiration of the acceptance period but in any case no later than 17:30 hrs (CET) on 22 February 2002;

(3) without prejudice to the right of withdrawal indicated under point C.6. and the expiration of the acceptance period, they will transfer the shares, for which they are accepting the Exchange Offer, to

Deutsche Bank AG as exchange trustee, subject to the shares, upon expiration of the additional acceptance period as per point C. 5. of the present Exchange Offer, being contributed to DePfa Holding plc as a contribution in kind against the issue of new ordinary shares of DePfa Holding plc; Deutsche Bank AG has declared acceptance of the transfer; transfer of the shares shall not take place if the condition under point C.4. of the present Exchange Document is not met;

(4) they consent to the deposit of the global share certificate to be issued by DePfa Holding plc for the new shares of DePfa Holding plc to Clearstream Banking AG for depositary purposes;

(5) they consent to the registration of Clearstream Banking AG as a shareholder in DePfa Holding plc's share register;

(6) they will instruct and authorize Deutsche Bank AG as exchange trustee and the custodian bank, under release from the prohibition of self-contracting pursuant to Section 181 of the German Civil Code (*BGB*), to carry out all actions required or expedient for the implementation of the share exchange in accordance with the terms and conditions of this Exchange Document and to make and accept the corresponding declarations; in particular, they are authorized to effect the transfer of ownership of the shares of DePfa Deutsche Pfandbriefbank AG submitted for exchange to DePfa Holding plc;

(7) they will instruct and authorize Clearstream Banking AG to send any and all information required for announcement of the results of the exchange as per point D.2 of the present Exchange Document directly or via the custodian banks to DePfa Deutsche Pfandbriefbank AG and DePfa Holding plc in good time.

By accepting the Exchange Offer, an exchange contract will have been validly concluded between the submitting shareholder and DePfa Holding plc, subject to the provisions of this Exchange Document.

2. Implementation of the share exchange

The shares of DePfa Deutsche Pfandbriefbank AG submitted for exchange will initially remain in the custodian account of the shareholder submitting them or—where physical securities are delivered—will be booked into a custodian account bearing the name of the shareholder submitting them. They will be converted to German Securities Code 804702 and can be traded on the official market of the Frankfurt Stock Exchange under the new German Securities Code even during the acceptance period. If the shares submitted for exchange are transferred, the purchaser will remain bound to the declaration of acceptance made by the shareholder submitting the shares. However, he may withdraw from participation in the share exchange within the withdrawal periods specified in point C.6.

If shareholders, whose aggregate shareholdings amount to 90% of the share capital of DePfa Deutsche Pfandbriefbank AG, have accepted the Exchange Offer within the acceptance period, Deutsche Bank AG will contribute the shares to DePfa Holding plc by means of a contribution in kind following expiry of the additional acceptance period. Once the contribution is completed—probably on 17 March 2002—they will be booked out of German Securities Code 804702 and transferred to an account of Deutsche Bank AG as exchange trustee at Clearstream Banking AG. They will be contributed—subject to mutual performance—for the issue of the registered ordinary shares of DePfa Holding plc to be issued to the shareholders participating in the exchange procedure and in return for the handover of a global share certificate representing such shares to the exchange trustee. The authorized share capital of DePfa Holding plc currently amounts to € 130,000,002. It is divided into 43,333,334 shares. On incorporation 13,334 shares with a nominal value of € 40,002.00 in total were issued to the founding shareholders. A further 43,320,000 shares with a nominal value of € 3.00 each can be issued from the existing authorized share capital of DePfa Holding plc. The shares will be transferred to the shareholders of DePfa Deutsche

Pfandbriefbank AG, who have submitted their shares for exchange, without delay, probably on 18 March 2002, in the securities transactions system.

3. Entry of Clearstream Banking AG in the share register of DePfa Holding plc

On execution of the share exchange, Clearstream Banking AG, the clearing company of the Deutsche Börse Group, will be registered in the share register of DePfa Holding plc as the holder of all the shares issued to shareholders of DePfa Deutsche Pfandbriefbank AG in the context of the share exchange. As a result, trading in the shares of DePfa Holding plc will be made possible outside the company's share register. Electronic clearing will be made possible in trading of the shares. The time-consuming settlement of trading via the company's share register will be avoided. Irish stamp duty on transfers of the shares will not arise. Each shareholder also has the option of having himself entered in the share register of DePfa Holding plc. However, the re-registration will trigger a charge for Irish stamp duty. Subsequent transfers of registered shares, outside of Clearstream Banking AG's electronic clearing system, will also be subject to Irish stamp duty. Generally, Irish stamp duty amounts to 1% of the market value or purchase price at the time the shares are re-registered or sold. Clearstream Banking AG's costs of re-registration include an outward delivery fee of currently € 15.00 and an inward delivery fee of € 7.50. The shares with which the shareholder himself is entered in the share register of DePfa Holding plc cannot participate in electronic clearing by Clearstream Banking AG either.

The shareholders participating in the share exchange will hold their shares through Clearstream Banking AG. Clearstream Banking AG will exercise its position as registered shareholder of the Company as deputizing trustee for the owners of the shares in DePfa Holding plc.

4. Announcement of the result of the Exchange Offer

DePfa Holding plc will notify the number of shares in DePfa Deutsche Pfandbriefbank AG, which are the subject matter of this Exchange Offer, resulting from the declarations of acceptance it has received, including the level of the proportion of share capital and the voting right shares

- every week following publication of the Exchange Document and every day in the last week before the expiry of the acceptance period,
- immediately after expiry of the acceptance period, probably on 26 February 2002, and
- immediately after expiry of the additional acceptance period, probably on 19 March 2002.

In each case notification will be made by an announcement on the Internet (http://www.depfa.com and http://www.depfaholding.ie) as well as in the *Börsen-Zeitung*.

5. Trading in the shares submitted for exchange

The shares of DePfa Deutsche Pfandbriefbank AG submitted for exchange can also be traded on the Frankfurt Stock Exchange following their submission for exchange. Trading will take place from Monday, 21 January 2002, under German Securities Code 804702. Please note that trading liquidity in the shares submitted for exchange will depend on the respective acceptance rate.

Trading in the shares of DePfa Deutsche Pfandbriefbank AG submitted for exchange will be suspended on the day before Deutsche Bank AG, as exchange trustee, contributes the shares of DePfa Deutsche Pfandbriefbank AG submitted for exchange to DePfa Holding plc, i.e. probably on 15 March 2002. Trading in the shares of DePfa Holding plc to be issued in exchange is to start immediately after allotment of the new shares of DePfa Holding plc, probably on 20 March 2002. It is expected that only two trading days

will elapse between suspension of trading in the shares of DePfa Deutsche Pfandbriefbank AG submitted for exchange and the start of trading in shares of DePfa Holding plc.

Shares of DePfa Deutsche Pfandbriefbank AG can be traded uninterruptedly—even during the Exchange Offer—under German Securities Code 804700.

6. Costs of acceptance

The exchange of shares of DePfa Deutsche Pfandbriefbank AG for shares of DePfa Holding plc on the basis of this Exchange Offer is free of costs and charges for the shareholders of DePfa Deutsche Pfandbriefbank AG participating in the share exchange. The delivery fees for shareholders, who submit physical securities for shares of DePfa Deutsche Pfandbriefbank AG for exchange will be borne by DePfa Holding plc.

7. Exchange trustee

DePfa Holding plc and DePfa Deutsche Pfandbriefbank AG have appointed Deutsche Bank AG, Frankfurt am Main, as exchange trustee.

8. Reversal if the minimum acceptance level is not met

If the acceptance level of 90% is not met within the (first) acceptance period (see point C. 3 above), the concept of splitting the DePfa Group's public sector finance and property activities will not be carried out. The shares submitted for exchange will then be immediately converted, probably on 25 February 2002, to German Securities Code 804700. Where the shares are already booked in the exchange trustee's custodian account No. 7003 with Clearstream Banking AG, the exchange trustee will also arrange to have the shares submitted for exchange immediately re-transferred to the respective custodian account of the shareholder submitting the shares. Any possible re-transfer is also expected to be completed by 25 February 2002. The shares can continue to be traded under German Securities Code 804700 once they have been re-transferred.

9. Implementation of the Exchange Offer if accepted within the additional acceptance period

The above comments on acceptance of the Exchange Offer apply mutatis mutandis to the acceptance of the Exchange Offer within the additional acceptance period (see point C. 5). In this connection acceptance vis-à-vis the custodian bank is to be declared before the end of the additional acceptance period and the shares are to be converted to German Securities Code 804702 at Clearstream Banking AG. Acceptance will only become effective once the shares of DePfa Deutsche Pfandbriefbank tendered for exchange have been converted to the German Securities Code specified, which shall be arranged by the custodian bank. If acceptance has been declared in writing to the custodian bank within the additional acceptance period, the conversion of the shares under German Securities Code 804702 shall be deemed to have been carried out on time if it has been effected by 17:30 hrs (CET) on 15 March 2002.

E. Supplementary Information

1. Details on ensuring fulfilment of the offer and on the impact of a successful offer on the assets, liabilities, financial situation and revenues of DePfa Holding plc

DePfa Holding plc has taken the measures necessary to ensure the execution of the Exchange Offer. DePfa Holding plc has the means to fulfil the Exchange Offer:

The authorized share capital of DePfa Holding plc currently amounts to € 130,000,002. It is divided into 43,333,334 shares. On incorporation, 13,334 shares with a nominal value of € 40,002 in total were issued

to the founding shareholders. These shares were admitted for trading on the official market of the Frankfurt Stock Exchange on 15 January 2002. Trading of these shares will only start if the Exchange Offer will be successful.

On 2 January 2002, the Board of Directors also resolved to issue up to 35,986,672 further shares with a face value of € 3.00 each to Clearstream Banking AG for the purpose of exchanging the shares of DePfa Deutsche Pfandbriefbank AG subject to the condition of the Exchange Offer coming into effect pursuant to its provisions and the authorisations relating to the authorized capital. These shares have not so far been admitted for trading on the Frankfurt Stock Exchange. The Frankfurt Stock Exchange has issued an interim ruling with respect to these shares, in which it confirmed that up to 35,986,672 shares were eligible for admission in the event that the shares, which—in accordance with the resolution of the company's Board of Directors dated 2 January 2002—are subject to the condition of the securitisation of the shares and the extent of acceptance of the public Exchange Offer by the shareholders of DePfa Deutsche Pfandbriefbank AG, will legally exist. The start of trading should take place jointly for the 13,334 shares already admitted and the up to 35,986,672 shares still to be admitted.

The existing share capital is therefore sufficient to fulfil the Exchange Offer. DePfa Deutsche Pfandbriefbank AG has a share capital of € 108,000,000. Its share capital is divided into 36,000,000 bearer shares without par value with a pro rata amount of the share capital attributable to the individual share of € 3.00. If all the shareholders of DePfa Deutsche Pfandbriefbank AG accept the Exchange Offer, DePfa Holding plc will have to issue 36,000,000 shares with a nominal value of € 108,000,000 in accordance with the exchange ratio of 1:1 (see point C. 2.). This exchange obligation can be fulfilled from the authorised share capital in the amount of € 129,960,000 still available for issue.

In executing the Exchange Offer only shares of DePfa Holding plc will be issued to shareholders of DePfa Deutsche Pfandbriefbank AG. The execution of the Exchange Offer will not lead to any burdens on the assets, liabilities, financial situation and revenues of DePfa Holding plc as a result of any cash payment to shareholders of DePfa Deutsche Pfandbriefbank AG.

The assets of DePfa Deutsche Pfandbriefbank AG will be influenced by the transferral of responsibilities to other Group units described below in point E. 2. and the special distribution of € 680 million to DePfa Holding plc. Any transfers effected in the course of the restructuring will take place at market values and will therefore have no direct impact on the financial situation.

The expected impact of a successful Exchange Offer on the assets, liabilities, financial situation and revenues of DePfa Holding plc is as follows:

As at 31 December 2001, DePfa Holding plc has assets of some € 41,000, which are in essence made up of credit balances with financial institutions. In particular, it does not hold any investments. The cash funds on the assets side are matched by short term liabilities of some € 5,000 and shareholders' equity of € 36,000 as liabilities. In the rump financial year from 09 October 2001 to 31 December 2001, the company generated a loss of some € 4,000 from incorporation costs and the administrative and legal measures to prepare the Exchange Offer. In the current financial year 2002, no fundamental change in the assets, liabilities, financial situation and revenues of DePfa Holding plc is to be assumed until the successful completion of the Exchange Offer. The business activity of DePfa Holding plc is restricted to administrative and legal preparations for the exchange until the execution of the Exchange Offer.

Following completion of the Exchange Offer, the assets and financial situation of DePfa Holding plc as the lead company without taking account of its affiliated companies will initially be determined by the investment of at least 90% in DePfa Deutsche Pfandbriefbank AG. On the basis of the current market capitalisation of DePfa Deutsche Pfandbriefbank AG of some € 2.3 billion (assuming a share price of € 64.00) and given an assumed exchange quota of 95%, the balance sheet of DePfa Holding plc will in

essence be made up of the figure posted for the investment in DePfa Deutsche Pfandbriefbank AG of € 2.19 billion and the equivalent amount of shareholders' equity on the liabilities side.

The change in the balance sheet of DePfa Holding plc and the revenues during the remaining financial year 2002 will, in essence, be determined be further restructuring moves and consequently by transactions within the Group and following the transfer of the assets and liabilities of DePfa-Bank Europe plc to DePfa Holding plc by income and expenditure from operational banking business. The acquisition of DePfa Bank AG and DePfa-Bank Europe plc will lead to liabilities within the Group *vi-à-vis* the vendor DePfa Deutsche Pfandbriefbank AG, which will allow the purchase price to be deferred. These liabilities will be partly repaid during financial year 2002 from dividend payments by DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG. Shareholders' equity will be reduced by the capital reduction through distributions in kind equal to the purchase price of the DePfa Bank AG shares. It is only after the transfer of the assets and liabilities of DePfa-Bank Europe plc to DePfa Holding plc that it will have its own substantial, operational banking business. Following all the restructuring moves, the shareholders' equity and liabilities of DePfa Holding plc will be fundamentally dependent on the following external future factors: the market price of the shares of DePfa Deutsche Pfandbriefbank AG when contibuted to DePfa Holding plc; the contribution quota as well as the purchase price for shares in DePfa Bank AG, which will not be determined until three months after the inclusion of the listing for DePfa Bank AG shares on the Frankfurt Stock Exchange. Since this purchase price will be paid to DePfa Deutsche Pfandbriefbank AG, which will be at least 90% owned by DePfa Holding plc, changes in the purchase price will only have a limited impact on shareholder's equity and liabilities in the DePfa Holding plc Group.

At the end of financial year 2002, it is expected that DePfa Holding plc will have assets in the order of magnitude of some € 42 billion. They will, in essence, be made up of assets transferred from DePfa-Bank Europe plc to DePfa Holding plc. Its total assets amounted to € 39.7 billion as at 30 September 2001, of which 13% was attributable to loans and advances to banks, 32% to loans to customers (overwhelmingly public sector debtors) and 52% to largely fixed interest securities issued by public sector debtors. In addition, DePfa-Bank Europe plc already holds a 60% investment in DePfa Investment Bank Ltd today, which will pass to DePfa Holding plc at the book value of € 260.3 million. The investment in DePfa Deutsche Pfandbriefbank AG, whose book value is dependent on the stock market price when it is brought in and on the special disbursement by DePfa Deutsche Pfandbriefbank AG to DePfa Holding plc, which will partially reduce the book value. In essence, the liabilities will consist of liabilities from operational banking business transferred from DePfa-Bank Europe plc, of liabilities under the acquisition of investments to the vendor, DePfa Deutsche Pfandbriefbank AG that have not yet been repaid and shareholders' equity of probably € 0.8 billion. As at 30 September 2001, the liabilities side of DePfa-Bank Europe plc was made up 62% of deposits by banks, 4% of deposits by customers and 31% of securitised liabilities.

In financial year 2002, DePfa Holding plc will receive income from running its public sector finance business (in essence from continuing the business of DePfa Bank Europe plc) and dividend income (special dividends) from the investments in DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG. The special distribution will serve to allocate capital within the Group and will be overwhelmingly compensated in earnings terms at DePfa Holding plc by a reduction in the book values of the investments making the disbursements. Expenditure is made up of expenditure from running the public sector finance business (in essence from continuing the business of DePfa-Bank Europe plc), interest expenditure within the Group from deferring payment of the purchase price for the investments acquired, administrative expenditure and tax expenditure. Since the date for the transfer of the assets and liabilities from DePfa-Bank Europe plc to DePfa Holding plc is not yet certain, the amount of income accruing to DePfa Holding plc from these activities cannot be stated yet. The level of interest expenditure from funding the investment purchases is dependent inter alia on the purchase price for the shares in DePfa Bank AG, which will not be clear until at least three months after trading in these shares started.

DePfa Holding plc does not expect any sustained tax benefits from the restructuring process. DePfa Holding plc estimates the costs of restructuring including transaction costs at € 20 million. If the Exchange Offer is accepted by shareholders of DePfa Deutsche Pfandbriefbank AG, who represent at least 95% of the total share capital, property acquisition tax of up to € 20 million may accrue.

From the completion of the Exchange Offer DePfa Holding plc will have a large number of investments so that the Group view is decisive economically. Up to the separation by means of the capital reduction at DePfa Holding plc, DePfa Holding plc will be the controlling company for the entire DePfa Group, i.e. both the public finance sector and the property activities. During this period, the results of public sector finance and property activities will accrue in the DePfa Holding plc Group. Following execution of the split, DePfa Holding plc will only be the controlling company for the public sector finance activities. Up to the time of the split, the anticipated Group capital of € 2.3 billion will be divided virtually in half between the two sub-groups.

The strategic positioning of the DePfa Group with its focus on clearly defined competences and a consistent focus on Europe as its domestic market has led to successful corporate development in 2001. The new focus and the split of the DePfa Group are the logical continuation of this strategy of specialisation. Following the split, both banks should use the potential that has been liberated consistently and focus their strategy on a further sustained increase in value. It is the prime goal of both banks to achieve a return on capital employed that is well above the cost of capital. In the medium term, the DePfa Holding plc Group (public sector finance activities) is striving to achieve a return on equity of ca. 20% after tax. The public sector finance bank's total assets will run in the order of magnitude of € 150 billion. The DePfa Bank AG Group (property activities) is striving to achieve a return on equity of between 13% and 15% in the medium term. Its total assets will move in the order of magnitude of € 40 billion. With reference to the DePfa Group as a whole, satisfactory growth in profits should be continued in 2002 and a further increase in profits striven for.

The statements relating to the future made in the section above are made on the basis of assumptions, which—although appropriate at the date of the Exchange Document—could prove to be erroneous in future. The actual results may differ substantially from the results, which were taken into consideration in the statements relating to the future contained herein. DePfa Holding plc will not update any of the statements in the Exchange Document, in particular, the statements relating to the future, following publication of the present Exchange Document.

2. Intentions with regard to the future business activity of DePfa Deutsche Pfandbriefbank AG and the impact on the employees of DePfa Deutsche Pfandbriefbank AG

Following implementation of the share exchange, DePfa Deutsche Pfandbriefbank AG will be a DePfa Holding plc Group company. It will split—as far as possible—from the Group's entire property business. This includes, in particular, the investment in DePfa Bank AG. In addition, it will sell the investment in DePfa-Bank Europe plc with its 60% investment in DePfa Investment Bank Ltd to DePfa Holding plc. With DePfa Bank AG, DePfa Deutsche Pfandbriefbank AG will also split from the infrastructure finance business carried out by the Irish branch of DePfa Bank AG, which will also be taken over by DePfa Holding plc. In future, DePfa Deutsche Pfandbriefbank AG will continue German public sector finance activities fundamentally unchanged and will expand them further. It will also remain the centre of expertise for long term funding of the public sector finance group.

The execution of the Exchange Offer will have no direct impact on the employees of DePfa Deutsche Pfandbriefbank AG and their representatives or on the conditions of employment of the employees and locations of DePfa Deutsche Pfandbriefbank AG. However, in the course of the split of the public sector finance and the property activities, employment relationships, which are to be attributed to the property activities, are to be transferred from DePfa Deutsche Pfandbriefbank AG to DePfa Bank AG. Some 400 employment relationships are involved from the divisions at the Wiesbaden site.

No transfer of employment relationships, which are to be attributed to the public sector finance activities, is envisaged from DePfa Bank AG to DePfa Holding plc or DePfa Deutsche Pfandbriefbank AG in Germany. However, individual employment relationships from the divisions of DePfa Deutsche Pfandbriefbank AG and staff from the Irish branch of DePfa Bank AG, who belong to the Special Finance Unit (department for infrastructure finance), are to be transferred to DePfa Holding plc, on an individual contractual basis. The transfer of employment relationships from DePfa Deutsche Pfandbriefbank AG to DePfa Bank AG will take place with no changes to their content in accordance with the provisions of Section 613 a BGB. In the case of all arrangements that are dependent on time served, time served with DePfa Deutsche Pfandbriefbank AG and recognized by it will be counted in full. In each case the Management Boards of DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG intend to agree an accommodation of conflicting interests and a redundancy plan with the Works' Councils of DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG if applicable. To offset or to reduce the economic disadvantages linked to the operational changes, inter alia arrangements for early retirement, severance pay, reimbursement of travel expenses and help with removals expenses will be negotiated for inclusion in the redundancy scheme. Personnel concepts are to be presented for both banks in the context of the accommodation of conflicting interests. The future DePfa Deutsche Pfandbriefbank AG will employ around 75 staff, DePfa Bank AG in Wiesbaden will employee some 700 staff.

Independently of the separation of the public sector finance and the property activities plans are in place to move important parts of the current head office of DePfa Deutsche Pfandbriefbank AG to Frankfurt. This move may also be an operational change as defined in Section 111 Employees' Representation Act (*BetrVG*). The Management Board of DePfa Deutsche Pfandbriefbank AG therefore intends to agree an accommodation of conflicting interests and a redundancy scheme for the planned move with the Works' Council in the run-up to moving the head office.

The current Works' Council of DePfa Deutsche Pfandbriefbank AG at the Wiesbaden permanent establishment will pass to DePfa Bank AG. A new Works' Council must therefore be elected at DePfa Deutsche Pfandbriefbank AG. Until the election of the new Works' Council, the present Works' Council of DePfa Deutsche Pfandbriefbank AG will retain a transitional mandate for a maximum of six months.

In future, membership of the Supervisory Board of both DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG will consist of two thirds shareholders and of one third employees in accordance with the provisions of Sections 76 ff. Employees' Representation Act of 1952.

The separation of the public sector finance and the property activities will not lead to any change in the responsibility to apply collective wage rates at DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG. After the separation both companies will still belong to the *Arbeitgeberverband des privaten Bankgewerbes e.V.* (association of employers in the private banking industry), Berlin.

With respect to the takeover DePfa Holding plc does not intend to impose further obligations on DePfa Deutsche Pfandbriefbank AG—with the exception of the restructuring steps described under point A. 4.

3. Details on cash benefits or other non-cash benefits to members of the Management Board or Supervisory Board of DePfa Deutsche Pfandbriefbank AG

The following cash benefits or other non-cash benefits have been granted or promised to members of the Management Board and the Supervisory Board of DePfa Deutsche Pfandbriefbank AG in connection with the Exchange Offer:

(1) The two Management Board spokesmen of DePfa Deutsche Pfandbriefbank AG are executive members of the Board of Directors of DePfa Holding plc at the same time. With effect from the separation of the DePfa Group further members of the Management Board of DePfa Deutsche Pfandbriefbank AG, Dr. Thomas M. Kolbeck, Jürgen Karcher and Dr. Reinhard Grzesik, will be

appointed as executive members of the Board of Directors of DePfa Holding plc (see above point A. 4. (6)).

For the moment members of the Board of Directors of DePfa Holding plc will receive remuneration for taking office as a member of the Board of Directors in line with standard Irish practice. In addition, the executive members of the Board of Directors will receive remuneration for assuming further special functions, in particular, for executive management. The remuneration for taking office will be determined by the shareholders' meeting of DePfa Holding plc. It amounts to a total of € 300,000 for all (executive and non-executive) members of the Board of Directors for the period between incorporation and the split of the DePfa Group becoming effective. No further remuneration has been promised. The decision on remuneration for executive management will be made by the Compensation Committee of the Board of Directors of DePfa Holding plc. The Compensation Committee of the Board of Directors has not been created so far. A decision on remuneration for executive management is therefore not yet available. No promises have been made. However, remuneration for executive management is to be geared to the normal, market levels of remuneration prevailing in Anglo-American financial circles. The structure of the remuneration for executive management should—subject to the proviso of the decision subsequently to be reached by the Compensation Committee of DePfa Holding plc—comprise a fixed remuneration component, a performance related component and a component that is dependent on the share price.

(2) With the implementation of the share exchange, the Board of Directors of DePfa Holding plc will be supplemented by non-executive members, who are partly members of the Supervisory Board of DePfa Deutsche Pfandbriefbank AG. Their remuneration will be stipulated in accordance with the framework for the remuneration for taking office indicated in point 1.

(3) The current members of the Management Board of DePfa Deutsche Pfandbriefbank AG will not receive any severance payments or special remuneration with regard to their departure from the Management Board of DePfa Deutsche Pfandbriefbank AG.

4. Details of shares or voting rights in DePfa Deutsche Pfandbriefbank AG held or to be attributed

DePfa Holding plc does not hold any shares and does not possess any voting rights arising from shares in DePfa Deutsche Pfandbriefbank AG. It does not act jointly with third parties. No shares or voting rights arising from shares in DePfa Deutsche Pfandbriefbank AG are to be attributed to it in accordance with § 30 WpÜG.

5. Information in accordance with Section 2 No. 2 WpÜG—Offer Regulation in connection with Section 7 of the Sales Prospectus Act and the Sales Prospectus Regulation

On 16 January 2002, DePfa Holding plc published a sales prospectus for up to 36,000,000 registered shares in DePfa Holding plc, which is at the same time the prospectus for the admission of up to 13,334 shares to trading on the Frankfurt Stock Exchange with official quotation. The prospectus is available at DePfa Holding plc (3 Harbourmaster Place, IFSC, Dublin 1, Ireland), at DePfa Bank AG, Paulinenstrasse 15, 65189 Wiesbaden, Germany, Fax: 0611-348-2332) and at the Frankfurt Stock Exchange, Admissions Office (Neue Börsenstraße 1, 60487 Frankfurt am Main, Germany, Fax: 069-2101-3992) for distribution free of charge.

Further details on the shares, which DePfa Holding plc will issue for the shares of DePfa Deutsche Pfandbriefbank AG tendered for exchange, and on the concept of splitting the DePfa Group's public sector finance and property activities are contained in the sales and stock exchange listing prospectus. Attention is drawn, in particular, to the details in the following chapters, which shareholders in DePfa Deutsche Pfandbriefbank AG should take into account when deciding whether to accept the Exchange Offer:

- Risk Factors

- Concept of the Split

- Management's Discussion and Analysis of Financial Condition and Results of Operations

- Taxation

6. Stipulation of the exchange ratio

The shares in DePfa Holding plc offered in exchange are, in the opinion of the Board of Directors of DePfa Holding plc, an appropriate compensation for the shares in DePfa Deutsche Pfandbriefbank AG entered for exchange for the following reasons:

The minimum value, which must be offered to shareholders of DePfa Deutsche Pfandbriefbank AG as an appropriate compensation for their DePfa Deutsche Pfandbriefbank AG shares, amounts to € 62.91 according to Section 5, Paragraph 1 of the WpÜG-Offer Regulation *(WpÜG-Angebotsverordnung)* (weighted average stock exchange price during the three months prior to the publication in accordance with Section 10 Paragraph 1, Sentence 1 WpÜG, which took place on 3 January 2002).

Shares in DePfa Holding plc will not be listed on the official market of the Frankfurt Stock Exchange until after the present Exchange Offer succeeds. There is therefore currently no stock exchange price for shares in DePfa Holding plc as a result of which no average price can be calculated in accordance with Sections 5, 7 of the WpÜG-Offer Regulation. Furthermore, in the present case a valuation of DePfa Holding plc at the time the offer is submitted would not be suitable for justifying the appropriateness of the compensation either since the entity making the offer cannot have the value of DePfa Deutsche Pfandbriefbank AG prior to the Exchange Offer succeeding—it was only incorporated on 9 October 2001 and will only commence its actual business activities after the success of the Exchange Offer (see point A. 4.)

DePfa Holding is, however, of the opinion that the value of its shares will correspond in terms of value with the exchanged shares in DePfa Deutsche Pfandbriefbank AG following completion of the present Exchange Offer. This is supported by the fact that following implementation of the share exchange—apart from the remaining six founding shareholders, who each hold a voting share in DePfa Holding plc with a nominal value of € 3.00 each—only shareholders, who were previously shareholders of DePfa Deutsche Pfandbriefbank AG and who have submitted their shares in DePfa Deutsche Pfandbriefbank AG for exchange, will have an interest in DePfa Holding plc. If one disregards the six founding shares, which will not be allocated to shareholders of DePfa Deutsche Pfandbriefbank in the context of the share exchange, the percentage of shares held by the shareholders participating in the share exchange does not change in relation to each other. Following the share exchange, they will have the same interest in DePfa Holding plc as they previously had in the share capital of DePfa Deutsche Pfandbriefbank AG in relation to the other shareholders participating in the exchange procedure (particularly in terms of value since the value of DePfa Holding plc and consequently the value of their shares is virtually identical with the value of the Pfandbriefbank shares contributed, since no other substantial assets and liabilities exist above and beyond these assets at DePfa Holding plc). No dilution effect will occur with regard to the six founding shares either. The founding shareholders have undertaken subsequently to pay in an amount equal to the average of the closing prices for the shares of DePfa Holding AG on the first five trading days on the Frankfurt Stock Exchange on the founding shares less the cash contribution of € 3.00 each already paid.

7. Situation of the shareholders of DePfa Deutsche Pfandbriefbank AG, who do not accept the Exchange Offer

Shareholders who do not accept the Exchange Offer will remain shareholders of DePfa Deutsche Pfandbriefbank AG without any change. They must take account of the following:

(1) The Exchange Offer will only be carried out if shareholders, whose aggregate holdings amount to at least 90% of the share capital of DePfa Deutsche Pfandbriefbank AG, accept the Exchange Offer within the acceptance period. If the acceptance level of 90% is not reached, the concept of splitting the DePfa Group's public sector finance and property activities will not be carried out. It is possible that the advantages expected from the splitting of the public sector finance and property activities have been discounted in the share price of DePfa Deutsche Pfandbriefbank AG. If the split of the public sector finance and property activities is not carried out, this may have a sustained impact on the price of DePfa Deutsche Pfandbriefbank AG shares.

(2) The shares of DePfa Deutsche Pfandbriefbank AG, which are not submitted for exchange, can continue to be traded on the Frankfurt Stock Exchange without any change—even during the acceptance period. If the necessary acceptance level is reached and the share exchange is carried out, the liquidity of the shares in DePfa Deutsche Pfandbriefbank AG that have not been exchanged may, however, be markedly restricted. No decision has been made on delisting at present.

(3) If an acceptance level of more than 95% is achieved in the context of the share exchange or DePfa Holding plc holds more than 95% of the shares of DePfa Deutsche Pfandbriefbank AG because of subsequent additional acquisitions, the General Meeting of DePfa Deutsche Pfandbriefbank AG can resolve, at the request of DePfa Holding plc, to transfer the shares of the outside shareholders to DePfa Holding plc (*squeeze out*) in return for the granting of an appropriate cash compensation in accordance with Sections 327 a ff. of the Stock Corporation Act. At present, no decision has been made as to whether use will be made of this opportunity if the preconditions are met.

(4) DePfa Deutsche Pfandbriefbank AG plans to continue its present dividend policy unchanged. In June 2002, it is intended that DePfa Deutsche Pfandbriefbank AG makes a special distribution to its shareholders roughly equal to the existing profit reserves to optimise the equity allocation within the future public sector finance group. It is expected that DePfa Deutsche Pfandbriefbank AG will make a one-off special distribution of € 680 million in addition to the regular dividend distribution of € 40 million. Shareholders, who accept the Exchange Offer, will participate in the dividend payments and the special distribution indirectly via their position as shareholders of DePfa Holding plc.

(5) DePfa Holding plc will distribute—with the approval of the Irish High Court—to its shareholders, that are the shareholders of DePfa Deutsche Pfandbriefbank AG, who have accepted the Exchange Offer, the shares in DePfa Bank AG available for distribution by means of a contribution in kind. The distribution by DePfa Holding plc will take place free of costs and charges for the shareholders entitled to the distribution.

The shareholders of DePfa Deutsche Pfandbriefbank AG, who do not participate in the share exchange, can acquire shares in DePfa Bank AG. The details of the right to purchase will be stipulated in the share purchase agreement between DePfa Deutsche Pfandbriefbank AG and DePfa Holding plc. The share purchase agreement is expected—under the condition that the acceptance level of 90% is reached—to be concluded in March 2002. In essence, it will determine the following regarding the right to purchase:

- The shareholders of DePfa Deutsche Pfandbriefbank AG, who do not accept the Exchange Offer, will be able to acquire a quantity of DePfa Bank AG shares that corresponds to their holding in the share capital of DePfa Deutsche Pfandbriefbank AG at the time of notification (see below).

The right to purchase can be exercised in whole or in part during an acquisition period of two weeks. The acquisition period will end on the last day on which banks are open for business before start of trading of the shares of DePfa Bank AG on the Frankfurt Stock Exchange. The shares will be transferred to shareholders, who exercise the right to purchase, in return for payment of the acquisition price (purchase price plus the difference to the upper limit of the purchase price) in a ratio of 1:1: in return for payment of the acquisition price on each share in DePfa Deutsche Pfandbriefbank AG, they will receive a share in DePfa Bank AG. DePfa Deutsche Pfandbriefbank AG will notify shareholders, who have reserved the right to purchase, of the purchase price, the upper limit of the price adjustment as well as details of the acquisition and the exercise of the right to purchase prior to the beginning of the acquisition period—probably in June 2002. The acquiring shareholders will pay the same acquisition price for shares in DePfa Bank AG as DePfa Holding plc. Any subsequent adjustment to the price, as provided for in the share purchase agreement, will also apply to the purchasers.

- The right to purchase will only exist if the shareholders, who do not accept the Exchange Offer, register their shareholding with DePfa Deutsche Pfandbriefbank AG before the acceptance period expires and indicate that they also reserve the right to exercise the right to purchase. Notification to DePfa Deutsche Pfandbriefbank AG will take place solely via the custodian banks. Shareholders will have to prove their status as shareholders with the notification and present a confirmation that their shares will be blocked as specified in point C.3. of the Exchange Document until the acceptance period expires. Only if both preconditions are brought about within the acceptance period, will shareholders, who do not participate in the share exchange, have the right to purchase. Shareholders, whose shares are deposited at a bank or a financial services company with a registered office or branch in Germany ("custodian bank"), can address the notification directly to their custodian bank. The custodian bank will arrange for the shares to be blocked and will provide evidence of their being blocked. Shareholders, whose shares are not deposited with a custodian bank, are asked to put their shares into custody for technical reasons and also to address the notification direct to the custodian bank.

- Shareholders, who have reserved the right to purchase, can nevertheless participate in the share exchange at any time during the acceptance period. However, if they participate in the share exchange, they will lose the right to purchase. They will then be distributed shares in DePfa Bank AG following the reduction of the capital of DePfa Holding plc within the framework of the distribution in kind to the shareholders of DePfa Holding plc's capital. The same applies to the participation in the share exchange during the additional acceptance period in accordance with point C. 5.

8. Taxes

DePfa Holding plc recommends that shareholders of DePfa Deutsche Pfandbriefbank AG obtain tax advice taking account of their personal circumstances prior to accepting this Exchange Offer. You will find information on the taxation of DePfa Holding plc shares in DePfa Holding plc's sales and stock exchange listing prospectus (see point E.5.).

9. Interim dividend by DePfa Holding plc

Shareholders accepting the Exchange Offer will not receive a dividend for financial year 2001 from DePfa Deutsche Pfandbriefbank AG. Instead DePfa Holding plc plans to follow the previous dividend policy of DePfa Deutsche Pfandbriefbank AG in 2002. Technically the payment to shareholders in 2002 will be carried out as an interim dividend. This will ensure that shareholders of DePfa Holding plc are equally treated with shareholders not participating in the exchange. If they fulfil the legal preconditions (such as residence in the Federal Republic of Germany or another country with which Ireland has concluded a treaty to avoid double taxation) and submit the necessary proof, they will receive the dividend paid by

DePfa Holding plc without the retention of withholding tax. As a result shareholders in DePfa Holding plc will not suffer the liquidity disadvantage affecting dividend payments by DePfa Deutsche Pfandbriefbank AG because of German investment income tax (and the reunification surcharge payable on this).

10. Official procedures

The German Federal Supervisory Authority for Securities Trading has permitted publication of this Exchange Document.

Implementation of this share exchange requires the consent of the Minister for Enterprise, Trade and Employment of Ireland and the Central Bank of Ireland. Under Irish law a formal application is only possible after publication of the Exchange Document. Accordingly, the application will be made immediately after publication of the Exchange Document. DePfa Holding plc has held regular discussions with the relevant offices in the context of the proposed reorganisation of the DePfa Group and the preparation of the Exchange Offer in the run-up to the process. The Minister for Enterprises, Trade and Employment of Ireland and the Central Bank of Ireland have already given their consent to the first stage in the proposed reorganisation requiring consent, the acquisition of the 60% share in DePfa Investment Bank Ltd by DePfa-Bank Europe plc.

No further approvals or consents (such as from a cartel authority) are required.

11. Further note

In the event of any change to the Exchange Offer, the acceptance period will be extended by two weeks if publication of the change takes place within the last two weeks prior to expiry of the acceptance period. If a third party makes a public purchase or exchange offer to acquire shares in DePfa Deutsche Pfandbriefbank AG (a competing offer) during the acceptance period, and if the acceptance period for the Exchange Offer presented with this Exchange Document expires before expiry of the acceptance period for the competing offer, expiry of the acceptance period for the Exchange Offer published with this Exchange Document will be determined by the expiry of the acceptance period for the competing offer. This also applies if the competing offer is changed or prohibited or breaches legal provisions.

F. General

1. Applicable law

The Exchange Offer by DePfa Holding plc and the contracts between DePfa Holding plc and the shareholders of DePfa Deutsche Pfandbriefbank AG concluded on the basis of the Exchange Offer and the acceptance thereof shall be governed by German law. Only the German version of the Exchange Document applies to the Exchange Offer and the contractual relationships concluded on the basis of this Exchange Offer and the acceptance thereof.

2. Declarations and notifications

Declarations and notifications by DePfa Holding plc in connection with this Exchange Offer and the contractual relationships concluded on the basis of this Exchange Offer and the acceptance thereof will be published in the *Börsen-Zeitung* and on the Internet (http://www.depfa.com and http://www.depfaholding.ie), to the extent that no other or additional forms of publication, announcement or notification are provided for by law.

3. Declaration regarding the assumption of responsibility

DePfa Holding plc assumes responsibility for the content of the Exchange Document. DePfa Holding plc declares that to the best of its knowledge the information in this Exchange Document is correct and no material information has been omitted.

Dublin, 16 January 2002

DePfa Holding public limited company

Gerhard Bruckermann

Karl-Heinz Glauner

DePfa Holding plc

DePfa Holding public limited company

Dublin, Ireland

Up to 36,000,000 Shares

(of EUR 3 each)

The offering of up to 36,000,000 Shares of DePfa Holding plc, a public limited company incorporated in Ireland, is being made to all shareholders of DePfa Deutsche Pfandbriefbank AG in exchange for their shares in DePfa Deutsche Pfandbriefbank AG at a ratio of one Share in DePfa Holding plc for one share in DePfa Deutsche Pfandbriefbank AG (the "Exchange Offer" or "Offering"). Shareholders who decide not to participate in the Exchange Offer will have the right, subject to the restrictions and conditions described herein, to purchase shares of DePfa Bank AG, a current subsidiary of DePfa Deutsche Pfandbriefbank AG in connection with DePfa Bank AG's public listing on the Frankfurt Stock Exchange later in 2002. To reserve this right, such non-tendering shareholder must, before the expiry of the Exchange Offer, notify DePfa Holding plc that they reserve the right to purchase shares of DePfa Bank AG. The Exchange Offer is being conducted as a public offering in the Federal Republic of Germany and as a private placement outside of the Federal Republic of Germany. The Shares are being offered hereby by DePfa Holding plc (i) in the United States in reliance on an exemption from the registration requirements of the United States Securities Act of 1933 (the "Securities Act"), as amended, provided by Section 4(2) of the Securities Act to a limited number of "qualified institutional buyers" (as defined in Rule 144A of the Securities Act) and (ii) outside of the United States in reliance on Regulation S of the Securities Act.

DePfa Holding plc is offering up to 36,000,000 Shares, 13,328 Shares of which were issued on its incorporation and are held by Clearstream Banking AG on behalf of shareholders accepting the Exchange Offer. Six Shares were subscribed for by the remaining six founding shareholders in order to fulfil requirements of Irish law.

Prior to the Exchange Offer, there has been no public market for the Shares. The existing 13,334 Shares have been admitted to the official market (*amtlicher Handel*) of the Frankfurt Stock Exchange on 15 January, 2002. Up to 35,986,672 new Shares will be issued and admitted to the official market of the Frankfurt Stock Exchange for the purpose of executing the Exchange Offer. Trading of the 13,334 existing Shares and of the new Shares to be issued pursuant to the Exchange Offer will only commence on successful completion of the Exchange Offer. It is expected that trading of the Shares will commence on 20 March 2002.

The Exchange Offer will be held open for a minimum of 20 business days, until the date set forth in the Exchange Document (*Angebotsunterlage*). The Exchange Offer is subject to the condition that shareholders whose aggregate shareholdings amount to 90% of the share capital of DePfa Deutsche Pfandbriefbank accept the Exchange Offer before the expiry of the Exchange Offer. If DePfa Holding plc acquires at least 95% of the share capital of DePfa Deutsche Pfandbriefbank AG, it would be entitled to compel the purchase of any remaining shares that it did not acquire during the Exchange Offer through a "squeeze out" under the new rules of the German Stock Corporation Act (*Aktiengesetz*) which came into force on 1 January 2002.

See "Risk Factors" beginning on page 19 for a discussion of certain factors to be considered in connection with an investment in the Shares.

DePfa Holding plc through l e Shares through
the facilities of Clearstream r securities
intermediaries who hold pos

The ordinary shares, of EUR 3 each (the "Shares"), of DePfa Holding plc (the "Company") have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and, subject to certain exceptions, may not be offered or sold in the United States. The Shares are not transferable except in accordance with the restrictions described herein. No action has been or will be taken in any jurisdiction other than the Federal Republic of Germany that would permit a public offering of the Shares, or permit possession or distribution of this document or any offering or publicity material relating to the Shares, in any other country or jurisdiction where action for that purpose is required.

No person has been authorized to give any information or to make any representations other than those contained in this offering circular (the "Offering Circular"), and, if given or made, such information or representations must not be relied upon as having been authorized. This Offering Circular does not constitute an offer to sell, or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy the securities in any circumstances and in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this Offering Circular nor any sale or exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

The distribution of this Offering Circular and the offering and transfer of the Shares in certain jurisdictions outside of the Federal Republic of Germany and Ireland may be restricted by law. Persons into whose possession this Offering Circular comes are required to inform themselves about and to observe any such restrictions.

The Offering does not constitute a public offering of the Shares for the purposes of the Companies Acts, 1963 to 2001 of Ireland. This Offering Circular has not been, and will not be, registered with the Registrar of Companies in Ireland under those Acts.

The Exchange Offer is conducted as a public offer in the Federal Republic of Germany only. No action has been or will be taken that would permit a public offering of the Shares in the United Kingdom (an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995).

This Offering Circular is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments (such persons together being referred to as "relevant persons"). This Offering Circular must not be acted on or relied on by persons who are not relevant persons.

This prospectus has not been prepared in the context of a public offering of securities in France within the meaning of Article L. 411-1 of the French *Code Monétaire et Financier* and Regulations no. 98-01 and 98-08 of the *Commission des opérations de bourse* ("COB") and has therefore not been submitted to the COB for prior approval.

It is made available only to qualified investors and/or to a limited circle of investors (as defined in Article L. 411-2 of the French *Code Monétaire et Financier* and in the Decree n° 98-880 dated 1 October 1998), on the condition that it shall not be passed on to any person nor reproduced (in whole or in part) and that applicants shall invest for their own account in accordance with the terms set out by the Decree n° 98-880 dated 1 October 1998 and undertake not to retransfer, directly or indirectly, the securities in

France, other than in compliance with applicable laws and regulations (Articles L.411-1, L.411-2, L.412-1 and L.621-8 of the French *Code Monétaire et Financier*).

Le présent prospectus n'a pas été préparé dans le cadre d'un appel public à l'épargne en France au sens de l'article L. 411-1 du Code monétaire et financier et des règlements no. 98-01 et 98-08 de la Commission des opérations de bourse ("COB") et n'a donc pas fait l'objet d'un visa de la COB.

Il n'est mis à la disposition d'investisseurs qualifiés et/ou d'un cercle restreint d'investisseurs (tels que définis à l'article L. 411-2 du Code monétaire et financier et par le décret no. 98-880 du ler octobre4 1998) qu'à la condition que ceux-ci ne le difusent pas et ne le reproduisent pas (en tout ou partie), qu'ils agissent pour leur compte propre, conformément aux dispositions du décret susvisé et s'engagent à n'offrir, directement ou indirectement, les instruments financiers en France que conformément aux lois et aux règlements applicables (Articles L. 411-1, L. 411-2, L. 412-1 et L. 621-8 du Code monétaire et financier).

This document may not be distributed to any individuals or legal entities in the Netherlands other than to individuals or legal entities who or which trade in securities in the conduct of their profession or trade within the meaning of section 2 of the exemption regulation pursuant to the Dutch Securities Market Supervision Act ("Vrijstellingsregeling Wet toezicht effectenverkeer 1995"), which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly invest or trade in securities.

This Offering Circular does not constitute a public solicitation of an offer to exchange shares of the Company in Luxembourg. No person is or has been authorised by the Company to distribute this Offering Circular to the public in Luxembourg.

SECURITIES OFFERED BY THIS OFFERING CIRCULAR/PROSPECTUS HAVE NOT BEEN QUALIFIED FOR DISTRIBUTION UNDER THE LAWS OF ANY PROVINCE OR TERRITORY OF CANADA. THE SECURITIES OFFERED BY THIS OFFERING CIRCULAR/PROSPECTUS MAY ONLY BE SOLD PURSUANT TO APPLICABLE PROSPECTUS EXEMPTIONS PURSUANT TO THE APPLICABLE LAWS OF THE PROVINCES AND TERRITORIES OF CANADA, SUCH AS TO PERSONS WHO ARE "ACCREDITED INVESTORS" (AS DEFINED IN RULE 45-501 OF THE ONTARIO SECURITIES COMMISSION) IN THE PROVINCE OF ONTARIO AND "SOPHISTICATED PURCHASERS" (AS DEFINED IN THE *SECURITIES ACT* (QUEBEC)) IN THE PROVINCE OF QUEBEC. RESALE OF THE SECURITIES OFFERED BY THIS OFFERING CIRCULAR/PROSPECTUS IS SUBJECT TO RESTRICTIONS AND MAY ONLY BE SOLD PURSUANT TO A PROSPECTUS FILED WITH APPLICABLE SECURITIES REGULATORY AUTHORITIES IN CANADA, PURSUANT TO AN EXEMPTION FROM SUCH A PROSPECTUS REQUIREMENTS OR PURSUANT TO AN ORDER OR RULING FROM THE APPLICABLE SECURITIES REGULATORY AUTHORITY.

TABLE OF CONTENTS

In case of any doubt about the contents or the meaning of the information contained in this Offering Circular, an authorized or professional person who specializes in advising on the acquisition of financial instruments should be consulted.

This sales prospectus/stock exchange listing prospectus (hereinafter referred to as the "Offering Circular") is for distribution only in connection with the offer to the shareholders of DePfa Deutsche Pfandbriefbank AG to exchange their shares for Shares in DePfa Holding plc (the "Exchange Offer"). Please refer to "The Exchange Offer" regarding the expected terms and conditions of the Exchange Offer. The Offering consists of a public offering in Germany and a private placement outside Germany. The Shares are being offered outside the United States in reliance on Regulation S under the US Securities Act of 1933, as amended (the "Securities Act"). Within the United States, the Shares will be offered only to "qualified institutional buyers" as defined in Rule 144A of the Securities Act, in accordance with Sec. 4(2) of the Securities Act.

This Offering Circular is for use exclusively in connection with the offer to the shareholders of DePfa Deutsche Pfandbriefbank AG to exchange their shares for the Shares (the "Exchange Offer"). The Exchange Offer is conducted as a public offering in Germany and as a private placement outside of Germany. A German-language sales and listing prospectus was approved by the Frankfurt Stock Exchange on January 15, 2002 in accordance with Sec. 36 of the German Stock Exchange Act (Börsengesetz).

General Information

Responsibility for the Contents of the Offering Circular

Pursuant to Sec. 13 German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz) in conjunction with Sec. 45 of the German Stock Exchange Act (Börsengesetz), DePfa Holding plc (which will be renamed to "DePfa Bank plc") and DePfa Bank AG assume responsibility for the contents of this Offering Circular and hereby confirm that, to the best of their knowledge, the information contained in this Offering Circular is correct and that no material information has been omitted.

Inspection of Supporting Documents; Tender Documents

Any documents referred to in this Offering Circular that relate to the Company, DePfa Deutsche Pfandbriefbank AG or DePfa Bank AG may be inspected during customary business hours at the registered office of the Company, International House, 3 Harbourmaster Place, Dublin 1, Ireland, as well as at the offices of DePfa Deutsche Pfandbriefbank AG or of DePfa Bank AG or at Paulinenstrasse 15, 65189 Wiesbaden, Germany. Future annual and interim reports prepared by the Company may be obtained at the offices of the Company and from the paying agent, DePfa Deutsche Pfandbriefbank AG.

It is expected that the Offering documents will be published on the Internet (http://www.depfaholding.ie) and by way of announcement in the Börsen-Zeitung on 19 January 2002. As of this time, additional copies will be available free of charge from the Company (International House, 3 Harbourmaster Place, Dublin 1, Ireland) and from DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG (Paulinenstrasse 15, 65189 Wiesbaden, Germany).

Description of the Company and the Group

Unless the context otherwise requires, the description of the business activities and all other information (including all financial information) in this Offering Circular concerning DePfa Holding plc assumes that the Exchange Offer which is expected to be published by the Company on 19 January 2002 has been successful and that the Company therefore holds at least 90% of the shares of DePfa Deutsche Pfandbriefbank AG. Furthermore, it is assumed that the restructuring measures planned to be carried out during the course of implementing the split will be completed at the time of closing the Exchange Offer. For planning see "Concept of the Split". As a result, the business activities described in this Offering Circular are of DePfa Deutsche Pfandbriefbank AG and its subsidiaries, but not of the Company, unless otherwise indicated. The Company has not carried out any business activities other than in connection with the implementation of the Exchange Offer and the proposed split of the DePfa Group. It is not proposed that the Company carry out any other business activity or trade before completion of the Exchange Offer. See "Business – Function of DePfa Holding plc".

In this Offering Circular, all references to "DePfa", "DePfa Group" and "Group" are to DePfa Deutsche Pfandbriefbank AG and its consolidated subsidiaries unless the context otherwise requires. References to "DePfa Holding plc" or to the "Company" are to the Company in its capacity as issuer of the Shares. For a detailed discussion of the Company's history, see "Concept of the Split" and "General Information on the Company". In this Offering Circular, all references to "Public Finance Bank" or "Property Bank" refer to DePfa Holding plc and its future subsidiaries on one hand and to DePfa Bank AG and its future subsidiaries on the other hand, as described under "Concept of the Split – Future Structure of Public Finance and Property Activities", unless the context otherwise requires. References to "DePfa IT Services AG" and "DePfa Immobilien Management AG" also include their respective subsidiaries.

Subject Matter of Offering Circular

This Offering Circular, as a sales prospectus (Verkaufsprospekt), relates to a maximum of 36,000,000 Shares, consisting of (i) 13,328 Shares which were issued upon incorporation of the Company and are held by Clearstream Banking AG on behalf of those shareholders accepting the Exchange Offer and (ii) a further maximum of 35,986,672 Shares which will be issued following the completion of the Exchange Offer. The Shares, having a nominal value of € 3.00 each, have full dividend rights from the Financial Year commencing 1 January 2002.

This Offering Circular, as a stock exchange listing prospectus (Börsenzulassungsprospekt) for Official Trading at the Frankfurt Stock Exchange, relates to the entire share capital of the Company issued upon incorporation in the amount of € 40,002.00, divided into 13,334 Shares, each having a nominal value of € 3.00. All Shares shall have dividend rights from the Financial Year commencing 1 January 2002. Trading of the 13,334 Shares will only commence on successful completion of the Exchange Offer. Of the total Shares issued upon incorporation of the Company, Clearstream Banking AG holds 13,328 Shares and the other six founding shareholders of the Company one (1) Share each. For the purpose of executing of the Exchange Offer, a maximum of 35,986,672 new Shares will be issued as well as admitted and listed for Official Trading at the Frankfurt Stock Exchange. See "The Exchange Offer". The Frankfurt Stock Exchange issued an interim ruling (*Vorbeschuid*) with respect to these Shares according to which no objections to the listing of such Shares exist pursuant to Section 45. No.1(b) Stock Exchange Listing Act, (*Börsenzulassungsverordnung*) if the existence of such Shares will be proved. The entire share capital of the Company after the completion of the Exchange Offer and on the assumption that there is full acceptance of the Exchange Offer will be divided into 36,000,006 Shares.

Disclosure Regarding Forward-looking Statements

The statements included herein regarding future financial performance and results and other statements that are not historical facts are forward-looking statements. The words "believes", "expects", "predicts", "estimates" and similar expressions are also intended to identify forward-looking statements. Such statements are made on the basis of assumptions which, although reasonable at this time, may prove to be erroneous. The risks and uncertainties which the Company faces with respect to its future development and the factors that might influence the correctness of such forward-looking statements are considered, as a general rule, throughout this Offering Circular. Such factors include, inter alia, the factors discussed in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Recent Developments and Outlook". Actual results could differ significantly from those contemplated in the forward-looking statements contained herein if one or more of any such risks and uncertainties materialise or the facts upon which these forward-looking statements have been based prove to be incorrect.

Currency Presentations

In this Offering Circular, references to "euro", "EUR" and "€" are references to the common currency of twelve member states of the European Economic and Monetary Union, which as of 1 January 1999 commenced replacing their respective national currencies with the euro. The euro replaced the national currencies of the respective states on 1 January 2002. References to "Deutsche Mark", "DEM" or "DM" are references to the former national currency of the Federal Republic of Germany prior to the introduction of the euro. References to "US$", "USD" and "US dollars" are references to the dollar of the United States of America. "JPY" relates to the Japanese Yen. The Company and DePfa Deutsche Pfandbriefbank AG both publish their financial statements in euro.

Summary

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed and consolidated financial information (including the notes thereto) appearing elsewhere in this Offering Circular. For certain considerations relevant to investments in the Shares of the Company, see "Risk Factors".

The DePfa Group

DePfa's origins date back to the year 1922, when its predecessor, "Preußische Landespfandbriefanstalt", was founded by the Prussian government in Berlin. In early 1979, Deutsche Pfandbriefanstalt acquired a majority holding in Deutsche Bau- und Bodenbank AG, whose name was subsequently changed to DePfa Bank AG. Today, DePfa Bank AG is the management company for DePfa's Property Activities and a key member of the DePfa Group. On 3 January 2002, the shareholders' meeting of DePfa Bank AG resolved to change the business name in "Aareal Bank AG". This change has not yet been registered with the commercial register. In late 1989/early 1990, Deutsche Pfandbriefanstalt was transformed into a public limited company under German law ("Aktiengesellschaft"). While the bank's public-law right to issue Pfandbriefe (asset-covered bonds) lapsed as a consequence, it was now entitled to issue Pfandbriefe by virtue of its new mortgage bank status. Deutsche Pfandbrief- und Hypothekenbank AG changed its name to DePfa Deutsche Pfandbriefbank AG in 1999. Since its privatisation, DePfa Deutsche Pfandbriefbank AG has developed into one of the largest Pfandbrief issuers in Germany. Since March 1991, DePfa Deutsche Pfandbriefbank AG's shares have been traded at the Frankfurt Stock Exchange.

Public Finance Activities

In the area of Public Finance, DePfa operates in the following business segments:

Budget financing – DePfa's activities are concentrated, in particular, on large-volume business with public authorities from the first and second state levels. The German market accounts for around 40% of the entire budget financing activities, the other approximately 60% relate to the international market, with the focus on Italy, Spain, France, Canada and Japan.

Investment banking – DePfa focuses on advisory services and placement business with regard to public-sector assets in Central and Eastern Europe.

Infrastructure financing – DePfa specialises in the financing of transportation infrastructure (such as roads and bridges) and environmental projects (such as water supply and waste water disposal).

The future Public Finance Bank plans to position itself as a leading provider in the attractive public finance market. In doing so, it intends to focus on markets having a particularly pronounced need for financing and advisory services, such as the European Union, the European reform countries, North America and Japan. Moreover, DePfa plans to reduce its funding costs through an improved rating following the split, to attain a position as a major issuing house, on an equal footing with agency borrowers, and to cover the entire value creation chain of financial services for the public sector.

Property Activities

In the property area, DePfa operates in the following business segments:

Property Asset Management – In this segment, DePfa conducts property management for institutional investors and, to a limited degree, for high net worth private clients.

Consulting/Services – In addition to IT solutions, DePfa also provides the institutional housing sector in Germany with efficient integrated payment and account maintenance functions as well as consultancy services in this segment.

Property Lending/Structured Finance – The presently largest business segment is further divided into the following units:

- international commercial property lending targeting primarily institutional clients; and

- the German lending business which is divided into the institutional housing sector, commercial property, residential property development companies and existing private customers.

In future, Property Activities will be managed by DePfa Bank AG, acting as an independent exchange-listed public limited company. This Property Bank intends to establish its position as a prime address for institutional investors across Europe. Using as its base the market position it has attained within Europe, DePfa intends to increase, in particular, its North American business.

Concept of the Split

Essentially, the concept of splitting Public Finance and Property Activities will be implemented in three steps:

- As a first step, DePfa Holding plc will offer its Shares to all DePfa Deutsche Pfandbriefbank AG shareholders in exchange for their shares on the basis of the Exchange Offer.

- As a second step and based on the approval by the extraordinary general meeting held on 15 October 2001, DePfa Holding plc will purchase the following from DePfa Deutsche Pfandbriefbank AG:

  - the entire shareholding in DePfa Bank AG; and

  - the entire international Public Finance Activities of DePfa Deutsche Pfandbriefbank AG, in particular its stake in DePfa-Bank Europe plc, Dublin, Ireland (the latter holds a 60% stake in DePfa Investment Bank Ltd, Nicosia, Cyprus).

- Finally, DePfa Holding plc will reduce its capital and distribute the DePfa Bank AG shares to its shareholders, by way of a distribution in kind, to the extent that these shares are available for distribution.

The rationale for the split of Public Finance and Property Activities and the objectives which DePfa Group will pursue following its completion are outlined below:

- the strengthening of its capital markets business in Public Finance;

- the expansion of the property business without having to consider the public finance business;

- more attractive strategic options in the form of mergers and acquisitions;

- targeted investment opportunities for equity investors; and

- the potential for a higher valuation of the two focused specialist banks.

Summarised Consolidated Financial Data

It is not proposed that the Company start operations until completion of the Exchange Offer. See "Business – Function of DePfa Holding plc". Therefore, the financial information regarding the Company is of only limited relevance for investors. Thus, all financial information described in this Offering Circular relates to DePfa Deutsche Pfandbriefbank AG and its consolidated subsidiaries. For the 2001 financial statements of DePfa Holding plc see "Financial Information".

The financial data for the Financial Years 2000, 1999 and 1998 set forth below have been derived from DePfa Deutsche Pfandbriefbank AG's 2000 and 1999 consolidated financial statements (including the comparative figures for the 1998 Financial Year) which are included elsewhere in this Offering Circular. The annual consolidated financial statements for the Financial Years 2000 and 1999 (including the comparative figures for the 1998 Financial Year) were audited by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft as independent auditors, the respective reports being included herein under "Financial Information". The consolidated financial data as of and for the nine months ending 30 September 2000 and 2001 have been derived from DePfa Deutsche Pfandbriefbank AG's unaudited interim consolidated financial statements of which the interim consolidated financial statements as at 30 September 2001 (with comparable figures) are also included elsewhere in this Offering Circular (the unaudited interim consolidated financial statements and the audited consolidated financial statements together are hereinafter referred to as the "Financial Statements"). The interim results set forth below for the nine months ending 30 September 2001 may not be indicative of the results for the entire 2001 Financial Year in any case. The Financial Statements have been prepared in accordance with US Generally Accepted Accounting Principles ("US GAAP"), which differ in material respects from German accounting standards. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Significant differences between US GAAP and the German Commercial Code (HGB) accounting standards relevant to DePfa's Financial Statements".

Consolidated Profit and Loss Accounts:

	1 January – 30 September 2001 (unaudited)	2000	1 January – 31 December 2000 (audited)	1999	1998
	(in million €)				
Interest and similar income from lending business and money market transactions	3,985	4,057	5,298	4,950	5,594
fixed-income securities	2,507	1,654	2,530	1,780	908
Interest and similar expenses	6,046	5,295	7,281	6,033	6,036
Net interest income	**446**	**416**	**547**	**697**	**466**
Income from non fixed-income securities and equity interests	14	30	27	11	12
Commission income	151	131	203	182	170
Commission expenditure	54	49	75	58	45
Trading result	40	53	8	54	45
Other income	162	56	172	64	109
Other operating income	**313**	**221**	**335**	**253**	**291**
General administrative expenditure	245	220	347	269	238
Depreciation and amortisation of intangible assets and property and equipment	27	29	33	30	21
Other expenditure	57	93	171	80	91
Operating results before provision for loan losses	**430**	**295**	**331**	**571**	**407**
Provision for loan losses	88	112	154	62	139
Income before income taxes	**342**	**183**	**177**	**509**	**268**
Income taxes	102	50	(10)	219	110
Income after income taxes	240	133	187	290	158
Minority interest income	26	21	32	13	1
Group net income	**214**	**112**	**155**	**277**	**157**
Weighted average number of shares outstanding	36,000,000	36,000,000	36,000,000	36,000,000	36,000,000
Earnings per share (€)	5.94	3.11	4.31	7.68	4.36
RoE[1] before tax (in %)	22.6[2]	12.6	9.2	28.4	16.4
RoE[1] after tax (in %)	14.1[2]	7.7	8.1	15.4	9.6

[1] Return on Equity

[2] Amended as against value published on 6 November 2001 in interim Group financial statements as at 30 September 2001.

Consolidated balance sheets:

	As at 30 Sep. 2001 (unaudited)	As at 30 Sep. 2000 (unaudited)	As at 31 Dec. 2000 (audited)	As at 31 Dec. 1999 (audited)	As at 31 Dec. 1998 (audited)
Assets	(in million €)				
Cash and balances with central banks	274	1,174	1,204	1,042	219
Debt instruments of public-sector entities and bills of exchange eligible for refinancing at central banks	–	105	203	–	51
Loans and advances to banks	15,636	16,396	12,584	13,625	13,567
Loans and advances to customers	80,167	75,454	78,135	76,855	76,949
Debt securities and other fixed-income securities	69,374	57,114	56,418	47,132	24,129
Equities and other non fixed-income securities	230	565	344	562	470
Participations	119	351	358	302	39
Intangible assets	51	40	50	41	45
Property and equipment	124	269	177	231	167
Other assets	2,103[2]	1,525	2,134	840	1,005
Interest deferral, and prepaid expenses	5,477	5,016	4,839	4,359	3,964
Total assets	**173,555[2]**	**158,009**	**156,446**	**144,989**	**120,605**
Shareholders' equity and liabilities					
Liabilities to banks	48,722	44,674	44,489	38,633	22,299
Liabilities to customers	16,018	12,705	13,287	11,775	10,755
Certificated liabilities	96,972	90,091	86,998	84,641	77,882
Other liabilities	1,818[2]	1,220	2,562	1,638	2,142
Interest deferral, and deferred income	5,811	5,224	5,074	4,634	4,152
Provisions	271	351	306	377	304
Hybrid capital	1,510	1,655	1,435	1,311	1,311
Minority interest	319	88	305	51	31
Equity					
Subscribed capital	108	108	108	108	92
Capital reserves	416	416	416	416	432
Retained earnings	1,494	1,338	1,490	1,338	1,097
Other comprehensive income	(118)[2]	27	(64)	31	77
Group retained income[1]	214	112	40	36	31
Total shareholders' equity and liabilities	**173,555[2]**	**158,009**	**156,446**	**144,989**	**120,605**

1) In the annual financial statements, the net profit of DePfa Deutsche Pfandbriefbank AG as the parent company is shown under "Group retained income", whereas the interim financial statements show the same item as "Group net income".

2) Amended as against value published on 6 November 2001 in interim Group financial statements as at 30 September 2001.

Contingent liabilities and irrevocable loan commitments:

	As at 30 Sep. 2001 (unaudited)	As at 30 Sep. 2000 (unaudited)	As at 31 Dec. 2000 (audited)	As at 31 Dec. 1999 (audited)	As at 31 Dec. 1998 (audited)
	(in million €)				
Contingent liabilities from rediscounted bills	–	–	–	–	26
Contingent liabilities on guarantees and indemnity agreements	762	925	1,131	1,067	1,401
Irrevocable loan commitments	3,193	6,051	4,407	6,091	4,673

Consolidated Statements of Cash Flow:

	1 Jan. – 30 Sep. 2001 (unaudited)	1 Jan. – 30 Sep. 2000 (unaudited)	1 Jan. – 31 Dec. 2000 (audited)	1 Jan. – 31 Dec. 1999 (audited)	1 Jan. – 31 Dec. 1998 (audited)
	(in million €)				
Cash and cash equivalents at end of previous period	**1,407**	**1,042**	**1,042**	**270**	**682**
Cash flow from operating activities	378	320	29	583	353
Cash flow from investment activities	(18,201)	(12,917)	(9,574)	(23,893)	(15,986)
Cash flow from financing activities	16,690	12,729	9,910	24,082	15,220
Cash and cash equivalents at end of period	**274**	**1,174**	**1,407**	**1,042**	**270**
Interest paid			6,927	5,588	5,511
Income tax paid			79	124	115

Portfolio Information:

	As at 30 Sep. 2001 (unaudited)	As at 30 Sep. 2000 (unaudited)	As at 31 Dec. 2000	As at 31 Dec. 1999	As at 31 Dec. 1998
	(in million €)				
Public sector financing	121,848	113,443	112,373	107,398	86,902
of which international	71,006	64,953	64,530	57,450	38,244
Property financing	24,308	22,977	23,096	21,853	19,285
of which international	8,432	7,628	7,873	6,392	3,900
Outstanding securities including loans taken out	80,814	84,705	81,797	83,487	77,928

Unaudited Pro-forma Financial Information on the Public Finance Bank and on the Property Bank

The ultimate goal of the Exchange Offer is to split the DePfa Group into two separate groups, a Public Finance Bank and a Property Bank. In order to assist shareholders of DePfa Deutsche Pfandbriefbank AG in deciding whether to exchange their shares in DePfa Deutsche Pfandbriefbank AG for Shares of DePfa Holding plc, unaudited pro-forma consolidated financial statements as of and for the nine months ending 30 September 2001 and 2000 have been prepared for both the Public Finance Bank and the Property Bank. These statements were derived from the unaudited interim consolidated financial statements of DePfa Deutsche Pfandbrief AG, based on various assumptions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Pro-Forma Consolidated Financial Data as of 30 September 2000 and 2001 for the Public Finance Bank and the Property Bank".

The Offering

Offered Shares	The Offering consists of a maximum number of 36,000,000 Shares, each having a nominal value of € 3.00, (i) 13,328 Shares of which have been issued upon incorporation of the Company and are held by Clearstream Banking AG on behalf of the shareholders accepting the Exchange Offer, and (ii) in addition, a maximum of 35,986,672 Shares which will be issued for the purpose of executing the Exchange Offer.
Lead Exchange Agent	Deutsche Bank Aktiengesellschaft.
The Offering	The Offering consists of a public offering in Germany and a private placement outside Germany. The Shares are being offered outside the United States in reliance on Regulation S under the Securities Act. Within the United States, the Shares will be offered only to "qualified institutional buyers" in accordance with Sec. 4(2) of the Securities Act.
Listing	13,334 Shares have been admitted to the Official Trading (*amtlicher Handel*) of the Frankfurt Stock Exchange on 15 January 2002. Trading of these 13,334 Shares will only commence on successful completion of the Exchange Offer. In addition, a maximum of 35,986,672 Shares, which the Board of Directors have resolved conditionally to issue from the authorised capital against contribution in kind for the purpose of exchanging shares of DePfa Deutsche Pfandbriefbank AG, will be admitted to Official Trading for the purpose of executing the Exchange Offer at the Frankfurt Stock Exchange later. Start of trading of all Shares is expected to take place on 20 March 2002.
Dividends	All Shares shall be entitled to a share in the profits from the Financial Year commencing 1 January 2002.
Voting Rights	Each share casts one vote at a General Meeting.
Settlement	The delivery of the Shares of DePfa Holding plc is expected to take place on 20 March 2002, concurrently with the transfer of DePfa Deutsche Pfandbriefbank AG shares. Holders may elect to have the Shares issuable to them on the basis of the Offering either credited, for their benefit, to an account of a participating bank with Clearstream Banking AG ("Clearstream AG"), Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), or Clearstream Banking S.A. ("Clearstream S.A."). Where shareholders not participating in the Exchange Offer have validly registered rights of purchase, these are expected to be credited to the relevant securities accounts of the holders on 13 March 2002.
Trading Symbol	DEP
Securities Identification Numbers	German Securities Code (WKN): 765 818 ISIN: IE 0072 559 994

The Exchange Offer

The material terms and conditions of the Exchange Offer are summarised below. The publication of the Exchange Document (*Angebotsunterlage*) is yet to be permitted by the German Federal Securities Supervisory Authority (Bundesaufsichtsamt für den Wertpapierhandel). ***The following summary is therefore subject to the proviso that it only describes the expected terms and conditions of the Exchange Offer all of which may still be amended. This applies in particular to the figures, data and dates given.*** The Exchange Document to this Exchange Offer will be published by way of notification both on the Internet (http://www.depfaholding.ie) and by way of announcement (*Hinweisbekanntmachung*) in the Börsen-Zeitung (exchange gazette).

General

By way of a public Exchange Offer, which is expected to be published on 19 January 2002, DePfa Holding plc will offer all shareholders of DePfa Deutsche Pfandbriefbank AG the opportunity to exchange their bearer unit shares in DePfa Deutsche Pfandbriefbank AG, each having a share of the equity capital of € 3.00, with dividend rights attached as of the Financial Year commencing 1 January 2001, for registered ordinary shares of DePfa Holding plc, each having voting rights and a nominal value of € 3.00, and dividend rights attached as of the Financial Year commencing 1 January 2002, in accordance with the terms and conditions of the Exchange Offer. This Exchange Offer extends to all shares of DePfa Deutsche Pfandbriefbank AG. The Exchange Document to this Exchange Offer will be published by way of notification both on the Internet (http://www.depfaholding.ie) and by way of announcement (*Hinweisbekanntmachung*) in the Börsen-Zeitung (exchange gazette). The exchange ratio will be 1:1. This means that for each bearer unit share of DePfa Deutsche Pfandbriefbank AG, having a share in the equity capital of € 3.00 per share, one (1) registered ordinary share of DePfa Holding plc, having voting rights and a nominal value of € 3.00 each, will be issued.

The time period set for acceptance is expected to commence on 19 January 2002 upon complete publication of the Exchange Document on the Internet (http://www.depfaholding.ie) and by announcement in the Börsen-Zeitung (exchange gazette). It is expected that the offer may be accepted up until 20 February 2001, 12:00 noon (CET) ("Acceptance Period").

The Exchange Offer will be subject to the condition precedent that shareholders whose shares jointly reach 90% of DePfa Deutsche Pfandbriefbank AG's total share capital will accept the Exchange Offer within the time period set for acceptance, i.e. by 20 February 2002, 12:00 noon (CET), which is the time limit currently set. If the 90% acceptance level is reached during a second time period set for acceptance, this will not satisfy this condition. For legal reasons, the acceptance level of 90% must be reached within the time period set for acceptance, i.e. by 20 February 2002, 12:00 noon (CET), which is the time limit currently set for this purpose.

Closing of the exchange contracts entered into pursuant to this Exchange Offer shall be subject to the following conditions precedent being fulfilled:

(a) the Minister for Enterprise, Trade and Employment of Ireland having stated in writing pursuant to the Irish Mergers, Takeovers and Monopolies (Control) Act, 1978 (as amended), that she does not intend to make an order prohibiting the Exchange Offer or making an order which permits the Exchange Offer on conditions specified in the order or, in the event of no such order being made and the Minister not stating in writing that she does not intend to make such an order, the relevant period within the meaning of Section 6 of that Act having elapsed; and

(b) the approval of the Central Bank of Ireland for the proposed acquisition by DePfa Holding plc of DePfa Deutsche Pfandbriefbank AG pursuant to the Exchange Offer having being obtained for the

purposes of the Central Bank Acts, 1942 to 2001 and the European Communities (Licensing and Supervision of Credit Institutions) Regulations, 1992.

Shareholders who did not accept the offer may accept the offer within two (2) weeks of publication of the result of the exchange process pursuant to sec. 23 paragraph 1 sentence 1 No. 2 of the German Securities Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) of 20 December 2001 (Federal Official Gazette (BGBl.) I 2001, 3822); this period is expected to be the period from 26 February 2002 to 13 March 2002, 12:00 noon (CET). However, this extension of the offer will not apply if the offer has not been accepted within the time period for acceptance by shareholders whose shares represent a minimum of 90% of the total share capital of DePfa Deutsche Pfandbriefbank AG. In that event it will be determined that the condition precedent for the Exchange Offer has not been satisfied and the Exchange Offer will not be completed.

Shareholders of DePfa Deutsche Pfandbriefbank AG who have deposited their shares for exchange will be able to rescind their decision to tender at any time, without need for stating any reasons, up until 20 February 2002, 12:00 noon (CET), as the time period currently set for acceptance. Any such rescission shall be effected by written declaration to the bank maintaining the securities custody account of the rescinding shareholder and conversion of the DePfa Deutsche Pfandbriefbank AG shares tendered for exchange from German Securities Code (WKN) 804702 to German Securities Code 804700.

Moreover, the shareholders of DePfa Deutsche Pfandbriefbank AG will be able to rescind the contract within the Acceptance Period, where the Exchange Offer has been amended or modified, provided that these shareholders have accepted the Exchange Offer prior to publication of the amendment or modification on the Internet or in the Börsen-Zeitung (exchange gazette). Shareholders of DePfa Deutsche Pfandbriefbank AG who have accepted the Exchange Offer will also be able to rescind the contract up until expiry of the Acceptance Period where the contract was concluded by accepting the Exchange Offer prior to the publication of a public purchase or exchange offer by a third party for the purchase of DePfa Deutsche Pfandbriefbank AG shares.

Acceptance of the Offer

Shareholders of DePfa Deutsche Pfandbriefbank AG can only accept the Exchange Offer within the time period set for acceptance and then only vis-à-vis a bank or a financial services provider maintaining the securities custody accounts ("custodian bank"). Acceptance of the Offer will be possible by written declaration to the custodian bank and conversion of the DePfa Deutsche Pfandbriefbank AG shares tendered for exchange to German Securities Code (WKN) 804702 at Clearstream Banking AG. Any such acceptance shall only become effective once the DePfa Deutsche Pfandbriefbank AG shares tendered for exchange have been converted to that German Securities Code which conversion must be effected by the custodian bank. Where any such acceptance has been declared in writing vis-à-vis the custodian bank within the Acceptance Period, the conversion of the shares to German Securities Code 804702 shall be deemed to have been effected within the time limit if the conversion was carried out by 22 February 2002, 5:30 pm (CET) as the date which is expected to be set for this purpose.

Those shareholders who hold physical securities (certificates) for shares of DePfa Deutsche Pfandbriefbank AG must make special arrangements. The conversion of DePfa Deutsche Pfandbriefbank AG shares, tendered for exchange, to German Securities Code 804702 will require that any physical securities be rendered eligible for collective deposit. To this end, shareholders will be requested to submit their share certificates together with coupons Nos. 27 to 40 and the relevant renewal coupon (not cancelled) by no later than 12 February 2002 (as the expected time limit) to a custodian bank. The custodian bank will make any and all further arrangements. Furthermore, securities with the German Securities Code 804702 must be created at Clearstream Banking for the shares already held in collective custody as well as for all

physical securities no later than 22 February 2002, 5:30 pm (CET) as the expected time limit for this purpose.

It is intended to forward an acceptance form together with the tender documents to DePfa Deutsche Pfandbriefbank AG shareholders, provided that these shareholders hold their shares in a securities custody account with a custodian bank having its registered office or a branch within Germany. Shareholders who tender physical securities for exchange will be able to obtain said form together with the tender documents from all German custodian banks. In addition, said form may be retrieved via the Internet (http://www.depfaholding.ie).

Upon acceptance of the Exchange Offer, the shareholders also declare:

(1) that they will instruct the custodian bank to continue holding the DePfa Deutsche Pfandbriefbank AG shares identified in the declaration of acceptance in the securities custody account, but to arrange for their conversion to German Securities Code 804702;

(2) that they will instruct the custodian bank to make the DePfa Deutsche Pfandbriefbank AG shares identified in the declaration of acceptance available to Deutsche Bank AG, Frankfurt/Main, in its capacity as the exchange trustee on its securities custody account No. 7003 at Clearstream Banking AG immediately following expiry of the Acceptance Period, but in any case by no later than 22 February 2002, 5:30 pm (CET) as the expected time limit set;

(3) that they will transfer the shares, in relation to which they are accepting the Exchange Offer, to Deutsche Bank AG as the exchange trustee once the conversion of shares with the German Securities Code 804702 has been effected and the time period for acceptance has expired (save any rights of rescission exercised within the time limits outlined above) – subject to the proviso that the shares will be contributed to DePfa Holding plc by way of a contribution in kind and against issuance of new shares of DePfa Holding plc following expiry of a further period of time for acceptance (as outlined above); Deutsche Bank AG has declared its acceptance of said transfer; however, said transfer of shares shall not take place if the condition precedent described above does not become effective;

(4) that they consent to the deposit of the global share certificate to be issued by DePfa Holding plc for the new DePfa Holding plc Shares at Clearstream Banking AG for depository purposes;

(5) that they consent to the registration of Clearstream Banking AG as a shareholder in DePfa Holding plc's share ledger;

(6) that they will instruct and authorise Deutsche Bank AG as exchange trustee and the custodian bank (applying an exemption to the prohibition of self-contracting pursuant to sec. 181 of the German Civil Code (BGB)) to take any and all necessary or expedient measures for the execution of the share exchange in accordance with the tender documents, which will have been published by that time, and to make and accept the relevant declarations; in particular, Deutsche Bank AG and the custodian bank shall be authorised to effect the transfer of ownership of the DePfa Deutsche Pfandbriefbank AG shares tendered for exchange to DePfa Holding plc;

(7) that they will instruct and authorise Clearstream Banking AG to forward, in good time, any and all information required for the announcement of the exchange result in accordance with the detailed determinations contained in the tender documents yet to be published, directly or indirectly via the custodian banks, to both DePfa Deutsche Pfandbriefbank AG and DePfa Holding plc.

By accepting the Exchange Offer, an exchange contract will have been validly concluded between the tendering shareholder and DePfa Holding plc.

Execution of Share Exchange

It is expected that the shares tendered for exchange will be contributed to DePfa Holding plc as a contribution in kind on 17 March 2002. The Shares in DePfa Holding plc to be issued in return shall be transferred to the shareholders eligible for allocation by way of a collective custody credit immediately following the contribution of DePfa Deutsche Pfandbriefbank AG shares to DePfa Holding plc, which is expected to take place on 20 March 2002.

Governing Law

The Exchange Offer of DePfa Holding plc and the contracts between DePfa Holding plc and the shareholders of DePfa Deutsche Pfandbriefbank AG based on the Exchange Offer and its acceptance shall be governed by German law.

Place of Performance

Place of Performance for executing the Exchange Offer is expected to be Wiesbaden, Germany. On demand of a shareholder having accepted the Exchange Offer, DePfa Holding plc is entitled to perform the Exchange Offer at another place, subject to the applicable legal provisions.

Risk Factors

Investors are advised to carefully consider the risk factors described below as well as any and all other information contained in the present Offering Circular, before exchanging their DePfa Deutsche Pfandbriefbank AG shares for Shares of the Company or before purchasing Shares of the Company, as the case may be. In addition to the risks set out below, there may also be further risks and uncertainties, that are not known to date or have been regarded as being insignificant, but will affect the business of the Company and/or DePfa Group. These risks as well as the risks described below could, if they manifested themselves, significantly impair the business, financial condition and prospects of the Company and DePfa Group.

Risks Related to the Business

Effects of changes in interest rates

The revenues of the Public Finance and Property Activities are determined in the most part by the amount of net interest income. Such net interest income largely depends on interest margins (i.e. the difference between the interest earned on interest-earning assets and the interest paid on interest-bearing liabilities) and on the refinancing structure. Unexpected fluctuations in interest rates across all maturities (changes in the yield curve) on both the international money and capital markets – also affected by extraordinary events such as catastrophes – may have positive as well as negative effects on DePfa's net interest income, even though DePfa applies interest rate hedging instruments, constantly monitors the short-term, medium-term and long-term development of interest rates and manages interest rate risk through its Treasury units, and constantly monitors the interest risks in its risk controlling units.

Property

DePfa assumes property-related risks both by property lending and by acquiring real estate or stakes in property companies and other legal forms. To avoid the realisation of any credit collateral at unfavourable market prices, DePfa sometimes purchases properties (financed by DePfa itself) from the borrower (such as office buildings, hotels or residential real estate, so-called foreclosed assets).

Over the course of time, the market value of real estate is subject to considerable fluctuations, primarily as a result of the general economic development. While DePfa believes that the Group has broadly diversified its credit portfolio and other property exposure (with regard to the type of property, borrower and countries in which the property is located) and continuously monitors the development of its property financing portfolio and the associated risk exposure, particularly during longer phases of economic weakness loans granted as well as properties owned by DePfa itself may be affected by diminutions in value which will have a negative effect on DePfa's financial condition and results of operations.

With regard to foreclosed assets, DePfa assumes the risk of reselling such objects and other risks inherent in the objects such as environmental damages.

DePfa has invited international tenders for the sale of a large real estate portfolio. The completion of sale and purchase is expected to take place within the first months of 2002. Due to the indicative offers tendered, DePfa believes that the sale will be completed successfully. However, there is no guarantee that the sale will not be delayed or carried out in full before the agreements on sale and purchase have been executed.

Credit risks

Like other banks, the DePfa Group is exposed to the risk that receivables from third parties owing money, securities or other assets to DePfa will be written-off (in part or in full) due to their financial standing having deteriorated (counterparty risk). This risk is present in both the traditional on-balance sheet lending business and off-balance sheet business, e.g. when extending credit by way of bank guarantee. Reason for the default may be the lack of the economic viability on part of the counterparty (lack of liquidity, insolvency, etc) as well as reasons which are independent of the individual financial standing of the counterparty (country risk). Such country risks concern the risk that cross-border receivables may not be satisfied due to overriding economic or ecological developments. As part of its business, DePfa (particularly DePfa Investment Bank Ltd) operates in countries with a higher country risk, the so-called emerging markets, or holds assets located in these countries. While DePfa uses an internal rating system for large parts of its business, imposes country limits with regard to Public Finance and Property Activities, demands collateralisation for Property Activities and continuously monitors its own risk position, wrong assessments of credit worthiness or country risks may have a effect on DePfa's revenue.

Infrastructure financing

With regard to infrastructure financing, DePfa's risks primarily arise from the fact that these are generally technically complex projects with a long construction and operating period that usually also involve other contractual project parties in addition to the borrower (construction companies, operator companies, public institutions with an interest in the completion and operation of the project). It cannot be assumed that DePfa will always be able to limit the economic risk to the greatest extent possible by carefully reviewing the financial calculation of the project and the generally complex contractual relationships between the individual parties. In particular, DePfa endeavours to have individual types of risks covered by public institutions. There is no guarantee that DePfa will achieve the desired reduction in risk in each case. A further risk arises due to the fact that these are projects in different European countries, Japan and Canada. Accordingly, DePfa must adapt to sometimes great differences in terms of factual, regulatory and legal conditions.

Market declines

Changes in the conditions on the international money markets and financial markets, in particular those due to unforeseen events, could have a material negative effect on the business of DePfa Group. In the area of investment banking, revenues directly relate to the number and size of transactions in which the Group will participate and are susceptible to adverse effects from sustained market downturns.

Dependency on information technologies and communication media

The business of the DePfa Group is, to a large extent, performed with the support of computers and the use of email, the Internet, telephone and fax communications and other technological devices. Firstly, IT systems enable, for example, the constant monitoring of DePfa's risk positions and the management and administration of the high number of property lending facilities. Secondly, DePfa depends on the permanent availability of its communication links to the international money and financial markets via fax, telephone, email and on-line communication. This form of business is to a large degree dependent on the operability and reliability of computer and telecommunications systems as well as the electronic systems supporting them. In the event of an electrical or computer system failure, the Group has provided, inter alia, back-up facilities and networked systems and data bases in Wiesbaden, Dublin, Tokyo as well as future facilities in Mainz. While the failure of one element in this data and computer system should be compensated for by other system components taking over that particular function, partial or full failure of IT and telecommunication systems could result in a significant disruption of business operations, a (temporary) suspension of operations (e.g. on request of the regulatory authorities) or even to compensatory damage claims and loss of customers.

Internal monitoring systems

In connection with trading on the international money and financial markets, lending and managing its own risk positions, etc, DePfa relies on the adequacy of and full compliance with its internal processes for the control and monitoring of risks. While no material defects have occurred in the past, there is no guarantee that internal monitoring systems will not fail in the future, be it due to accidental or intentional misconduct of staff, criminal acts or conceptual shortcomings.

International business

The DePfa Group conducts its business to a significant extent on an international level. This is associated with a variety of different risks for the Group, such as currency fluctuations (hedged by DePfa to a large extent by the use of derivatives), currency controls, the political and economic conditions in the countries where DePfa operates, and the difficulties associated with the co-ordination of management and operation of banking services over a variety of different countries (in particular with regard to the differing regulatory conditions), while at the same time complying with the diverse tax laws and regulations in the various countries. DePfa's strategy aims at increasing its share of international business in the future.

Acquisitions

DePfa constantly examines opportunities to enhance its strategic position both in Germany and abroad by acquisitions and co-operation with partners. It is uncertain whether DePfa will be able to complete acquisitions, successfully integrate acquired companies into its existing business as well as ensuring their profitable operation. To finance these acquisitions, DePfa may be required to either raise equity capital, or to borrow the necessary funds.

Dependency on key employees

The future success of DePfa largely depends on the current and future members of the Management Board (Vorstand), Board of Directors and other executive employees of DePfa Deutsche Pfandbriefbank AG, DePfa Bank AG, DePfa Holding plc and other subsidiaries, respectively, some of whom have acquired long-term experience and know-how in the banking business, particularly in the areas of public finance and investment banking. If some of these persons left the DePfa Group, their departure could have a negative impact on the Group's business. Key employees and directors of DePfa Investment Bank Ltd, which represents a new important field of business of the Public Finance Activities and mainly operates in Central and Eastern Europe, (indirectly) hold 40% of its share capital. Such participation is held via Catalina Management Ltd. Although no time table has been fixed, DePfa intends to acquire these shareholdings in return for the issue of shares in DePfa Holding plc. There is no assurance that all key employees and directors of DePfa Investment Bank Ltd will remain with DePfa Investment Bank Ltd after the acquisition of the shares in DePfa Investment Bank Ltd by DePfa Holding plc. If such employees do not remain with DePfa Investment Bank Ltd this may have negative impacts on the Public Finance Activities in Central and Eastern Europe.

Liability for statements made in prospectuses; trading positions and Underwriting risks

In a variety of areas, DePfa Group companies are subject to risks from liability claims for statements made in prospectuses. On one hand, such risks arise in relation to Deutsche Structured Finance GmbH which plays an active role primarily in the area of launching and managing aircraft leasing funds. On the other hand, these risks also exist in relation to real estate funds, such as the fund DePfa Europa Fonds Nr. 1. As the issuer of prospectuses distributed to investors in connection with the sale of the relevant funds, DePfa is charged with the risk that it will be liable for any inaccuracy, misrepresentation or omission in the prospectuses. It is part of DePfa's strategy to continue expanding the area of"Asset Management" which will result in an increase in such risks in the future. Finally, risks associated with liability claims for

statements made in a prospectus also arise with regard to refinancing, for example in connection with MTN (Medium Term Notes) and CP (Commercial Paper) programmes.

Several DePfa Group companies trade in bonds and other debt securities on a short and medium-term basis and, to a lesser degree, in equity instruments. While DePfa has set limits for entering open trading positions and continuously monitors their compliance as well as the current risk position, it cannot be excluded that these open trading positions result in significant losses.

A further risk arises from the fact that DePfa Investment Bank Ltd assumes the (temporary) risk of placing bonds issued by emerging market and West European issuers with investors. Where the further placement is not successful, this may result in disadvantages to DePfa. It is part of DePfa's strategy to continue expanding this area (in particular in Western Europe) which will result in an increase in these risks in the future.

Software and IT services for the real estate management sector

DePfa IT Services AG plans to replace the software systems it currently offers for real estate management with products from a new software generation; to this end, DePfa IT Services AG has undertaken a commitment to its clients that it will upgrade and maintain the existing software solutions up until 2007. DePfa IT Services AG is currently expending considerable financial resources for the development of this new software. The success of the new software will depend on whether or not this software meets the latest technological developments and standards as well as the ever-increasing demands of the clients at the time of its introduction. There is no guarantee that the new software will, in fact, be able to meet these requirements and that the planned timeframe communicated to clients will be complied with.

DePfa IT Services AG's strategy aims at achieving a strong market presence within Europe in the medium term. For this purpose, DePfa IT Services AG is currently carrying out substantial investments and deploying considerable staff resources for the entry into other European markets and the expansion of its market position in countries where it is already operating. A material risk associated with the internationalisation strategy is whether the high expenditure required for modernising and integrating local software solutions acquired can be amortised.

On its introduction or when launching new versions or upgrades, complex software such as the standard real estate management software offered by DePfa IT Services AG may contain errors or defects. Although comprehensive application tests are run prior to delivering software to clients, some errors or defects may remain undetected before delivery. These defects (or alleged defects) may cause application interruptions or disruptions on the part of DePfa IT Services AG clients, which would damage DePfa's reputation, increase product development costs, negatively affect the acceptance of DePfa software products on the market and/or result in additional costs for maintenance, warranty services or product liability claims.

DePfa IT Services AG renders data processing services for third parties. While DePfa has taken precautionary measures with regard to the provision of these services to ensure full back-up operation within 48 hours in the event of system failure in its data-processing centre or failure of the data communication network, there is no guarantee that DePfa will, in fact, be able to establish full back-up operation within this space of time in the case of system failure. Any such system failure could therefore have a detrimental impact on the business reputation of DePfa and lead to the assertion of liability claims by clients.

As a software developer, DePfa IT Services AG depends on the protection of its intellectual property rights in any software developed in-house. DePfa IT Services AG strives to protect its intellectual property rights beyond the statutory provisions on trademarks, copyrights and trade secrets by means of non-disclosure agreements and other contractual agreements. It cannot be excluded, in principle, that the statutory

provisions and any measures taken by DePfa IT Services AG for the protection of its intellectual property turn out to be insufficient, or that third parties may gain access to DePfa's trade secrets.

Data security

The secure transmission of confidential information via the Internet and public telecommunication networks is a significant aspect of DePfa's business. The data collected in the course of the Group's regular business operations is highly sensitive and subject to data protection since it is part of the confidential relationship between banks and their customers. The Group has taken a variety of measures in order to secure the data that is processed and managed during its business operations. However, it cannot be assured that the Group's computer systems will not be manipulated, i.e. by third parties who gain unauthorised access to DePfa's IT systems, thereby violating the confidentiality of data.

Aircraft leasing fund

Deutsche Structured Finance GmbH is a specialist institution focused on arranging structured finance packages and real property investments in enterprises operating in selected high-growth sectors, particularly in aviation, regenerative energy and specialised properties. The company's business comprises the acquisition of investment objects or projects, and their subsequent funding by way of syndicating loans to third-party banks, and by placing equity capital with private investors.

As the initiator of projects, Deutsche Structured Finance GmbH is responsible for the correctness and completeness of the sales prospectuses it prepares. In addition, with respect to all projects initiated by Deutsche Structured Finance GmbH to date (including aircraft funds, Deutsche Operating Leasing AG and funds for wind generator plants), the company is responsible for the management of the fund, or the object involved, and is consequently obliged to fulfil its duties under agency agreements entered into.

To date, Deutsche Structured Finance GmbH has largely discharged the costs of purchase incurred with respect to investment projects or objects, by way of syndication to third-party banks or placement with private investors. However, incorrect assumptions of developments, or market fluctuation affecting the amounts achievable by way of syndicated borrowing or placement of equity capital, as well as the related terms and conditions, may lead to a situation where projects remain on the balance sheet of Deutsche Structured Finance GmbH, in whole or in part, beyond the scheduled timeframe.

Against the background of recent developments in international aviation, Deutsche Structured Finance GmbH has decided to refrain from entering into any new commitments in this sector, until the company feels confident again to assess future developments. Internal resources of Deutsche Structured Finance GmbH presently dedicated to the aviation industry are presently engaged in managing existing aircraft or aircraft portfolios, which the company manages on behalf of their owners. Despite the current problems experienced by the aviation industry, all aircraft within the portfolio managed by Deutsche Structured Finance GmbH are currently in operation. The leasing instalments are being paid in time. The future state of liquidity of the current lessee of a Boeing 767 aircraft is not forseeable. In the event of a breach of contractual obligations by the current lessee of a Boeing 767 aircraft, it is very probable that claims will be made against Deutsche Structured Finance GmbH, under a liquidity indemnity undertaken by the company, up to a maximum amount of USD 4.7 million as it is almost impossible to secure a short-hand further lease to other operators, taking into account the current market conditions and the size of such aircraft. With respect to all other aircraft, Deutsche Structured Finance GmbH presently does not envisage any claims to be made within the next 12 months under the indemnities it entered into.

For selected transactions, Deutsche Structured Finance retains an exposure (residual risks) following the completion of loan syndication and equity placement; this includes, inter alia, guarantees of residual values or leasing instalments, as well as liquidity facilities in favour of the project development company concerned. In taking such residual risks, Deutsche Structured Finance GmbH has chosen to pursue a

cautious approach, and therefore considers the probability of any realisation of such risk exposure to be low. Nevertheless, in the event of a prolonged disruption of relevant markets and the resulting shortfall of forecast values (such as leasing instalments or residual values) below even cautious previous projections (which might then prevail for a unusually long period of time), claims could arise against Deutsche Structured Finance GmbH under guarantees and indemnities entered into.

Business taxes

In connection with a fiscal tax audit for the years 1993-1997 of DePfa Bank AG, the assessment of the German tax authorities with regard to the tax treatment of income of a foreign branch did not correspond to the tax treatment by DePfa Bank AG. Although this audit is still to be finalised, it may result in a tax liability in the order of € 20-25 million, for which balance-sheet provisions have been made. In the following years, additional tax payments may be required for previous years the amount of which currently cannot be determined reliably. Tax provisions are subject to constant amendments and supplements by the legislator and tax authorities. Such amendments and supplements may lead to results not expected or anticipated by the DePfa Group.

Risks Related to the Split

Internal execution of the split

The split of the Public Finance and Property Activities involves a large number of DePfa companies, employees and facilities in various countries. To date, DePfa has not undertaken a restructuring project as complex as the proposed split of its business activities. The internal execution of the split primarily involves five areas: internal organisation, agency, assignment of contracts, transfer of assets and IT systems. In order to facilitate the division into two separate banks, it is necessary to adjust the internal organisation particularly with regard to administration and service and support units, to analyse and, if applicable, redefine operating procedures, to re-allocate human resources and re-assign responsibilities, and also to employ new staff (in particular for central Group functions and the Treasury unit). With regard to certain areas – such as the administration of any property financing portfolio remaining with DePfa Deutsche Pfandbrief Bank and the archiving of documents – it is necessary that agency agreements are concluded between both banks to ensure that, after the split takes effect, specific functions, which cannot be split due to legal restrictions or because this would not be commercially sensible, can be carried out by one bank on behalf of the other. Furthermore, the split also requires that all existing contracts within the DePfa Group (e.g. software and licence agreements, leases) are allocated to one of the two banks and, to the extent necessary, are assigned to the other bank. A similar approach will be taken with regard to the allocation and transfer of assets, particularly fixed assets. Finally, it is necessary to make separate IT systems available for both banks. DePfa has decided that the IT systems for Public Finance Activities will, to a large extent, be new systems, whereas the Property Bank will continue to use the existing systems. DePfa must make a considerable effort to ensure that the internal organisation is of such a standard as to allow both banks to carry out their business operations without any disruptions or interruptions following the split. Although no extraordinary problems have arisen in connection with the relevant projects to date, there is no guarantee that DePfa will succeed and there is no assurance that there will not be any delays which may prevent the envisaged benefits from the split of the Public Finance and the Property Activities forever or temporarily.

Transfer of the property financing portfolio

As part of the split it is proposed that DePfa Deutsche Pfandbriefbank AG will transfer its property financing portfolio to DePfa Bank AG. See "Concept of the Split – Transfer of DePfa Deutsche Pfandbriefbank AG's property financing portfolio to DePfa Bank AG". Where loans cannot be legally transferred, or where such transfer would result in expenditure that is not economically justifiable, these loans will remain on the balance sheet of DePfa Deutsche Pfandbriefbank AG. However, it is planned that

– to the extent that, particularly with respect to the regulatory position, this is possible – DePfa Bank AG (or a third party outside the Group) assumes the property lending exposure through credit derivatives and that the administration of the relevant loans by DePfa Bank AG be provided for by way of an agency agreement. Of the three main functions involved in lending – loan approval/administration, assumption of risk, and liquidity provision – only the latter would remain with DePfa Deutsche Pfandbriefbank AG. In order to transfer all rights and obligations under the loan agreements to DePfa Bank AG, German law requires the counterparty's (i.e. the customer's) consent to the transfer of any such agreement. Moreover, legally effective transfers under German law often require that any collateral recorded in the land register (Grundbuch) is also transferred, which may be associated with considerable costs (particularly for authentication). It is not assured that DePfa can handle the considerable, predominantly administrative effort. If the transfer of the property financing portfolio is not or only partially possible the envisaged benefits for the Public Finance Bank in terms of capital costs and ratings may not or only partially be realised and may result in additional costs for the Public Finance and the Property Bank.

Costs of the split

DePfa expects that the total pre-tax restructuring charges and transaction expenses for the implementation of the split will amount to approximately € 20 million. See "Concept of the Split – Costs of Executing the Split". The total restructuring costs may in fact be higher due to delays or unforeseen events. Furthermore, the redundancy scheme (Sozialplan) required by German law due to the internal restructuring has yet to be finalised. Thus, any costs resulting therefrom cannot be conclusively determined yet. Unanticipated challenges and cost increases, combined with the difficulty of continuing day-to-day operations while managing such major restructuring, may delay or reduce the business effects and economic benefits expected from the split.

Tax implications

The split of the Public Finance and Property Activities involves the sale and/or transfer of various business shares and assets within the existing DePfa Group. All of these transactions have tax implications which can rarely be predicted due to their complexity, the fact that they concern different jurisdictions and possible amendments to the general framework of taxation. See also "Taxation". While DePfa has sought tax advice with regard to the planning and structuring of the split, it cannot be assured that this split will not have any tax implications that DePfa did not anticipate and that will sustainably increase the costs of splitting.

Refinancing of Property Activities

Following the split, both banks will be independently responsible for the financing of their own activities. DePfa Bank AG, in particular, as it has been operating as a DePfa Group subsidiary in the capital markets to date, will be subject to new requirements. Firstly, it will be necessary for the bank to attain its own rating on a stand-alone basis, i.e. independent of its current Group affiliation. It must be assumed that the new rating will be slightly below the current rating. DePfa Bank AG has already initiated the rating process. Secondly, due to the transfer of the property financing portfolio, new requirements are imposed on the extent of the necessary refinancing. To obtain refinancing in the amount required, DePfa Bank AG must establish an appropriate standing on the international capital markets. As DePfa Bank AG will be a specialised property financing house and will, in future, not be subject to the provisions of the German Mortgage Banking Act (Hypothekenbankgesetz), it does not have the capability to issue asset-covered bonds (Pfandbriefe) for refinancing purposes. Although the DePfa Bank AG management intends to establish or acquire a mortgage bank subsidiary, the ability of the Property Bank to raise long-term refinancing funds will be limited for the time being. While DePfa Bank AG's business does not depend to the same degree on the highest possible rating as the Public Finance Bank, a relatively low rating could nevertheless have a negative impact on refinancing. There is no guarantee that DePfa Bank AG will be

able to achieve all the refinancing goals and objectives outlined above, which may negatively affect business and financial condition.

Rating of Public Finance Bank

DePfa expects the split to have a positive effect on the rating of the Public Finance Bank. The higher the rating, the better the chances to survive in the public finance markets that are characterised by tough competition and low margins, and to maintain or even increase one's market share. It is therefore vital for the Public Finance Bank to regularly achieve the highest possible rating to minimise its funding costs. Although rating agencies have increased the rating of the existing DePfa Group following the announcement of the split, there is no assurance that this will still be the case once the split has been implemented and that the positive effects expected from a high rating will, in fact, be realised for the Public Finance Bank.

Changes in the shareholder structure

The division of the Public Finance and Property Activities into two banks, both of which will be independently listed at the Frankfurt Stock Exchange, could lead to considerable changes in the shareholder structure and therefore to high fluctuations in or a significant drop of the share prices for the shares of the relevant bank. DePfa expects that, following their listing at the Frankfurt Stock Exchange, the shares of DePfa Bank AG will meet the criteria for inclusion in the MDAX and will therefore be included in the MDAX at the next possible chaining date. As shares of an Irish company, the Shares of DePfa Holding plc will not be included in the MDAX. The market capitalisation of the individual banks and the free float may be smaller than market capitalisation and free float of DePfa Deutsche Pfandbriefbank AG to date. Should investors, due to their investment guidelines or the thematic focus of their investments, no longer be entitled or interested to maintain their shares in the future Public Finance or Property Banks, these investors may be compelled or interested to sell their shares, which may lead to a decrease of the market price of the shares.

Temporary non-compliance with BIS rules

The DePfa Group has made a voluntary commitment to comply with the recommendations made by the Basel Committee on Banking Supervision at the Bank for International Settlements (BIS) regarding the international convergence of measuring equity capital, and capital requirements (the "Basel Accord"). As a result of disposals within the scope of the split of Public Finance and Property Activities during the year 2002, the formal application of these rules will result in a strong temporary reduction in the eligible core capital of the DePfa Group. Although there will be no reduction, in economic terms, in the Group's core capital, the minimum capital ratios will no longer be complied with. Following the completion of the Exchange Offer, once DePfa Deutsche Pfandbriefbank AG is only a subsidiary of the DePfa Group, it will probably rescind its voluntary commitment to comply with the capital adequacy framework of the Bank for International Settlements (Basel Accord). DePfa Holding plc (as the future Public Finance Group parent company) will temporarily (until confirmation of the financial statements for the 2002 Financial Year) cease to calculate its core capital ratio in formal compliance with the capital adequacy framework of the Bank for International Settlements. However, DePfa Holding plc will comply with the equity capital requirements imposed by the Central Bank of Ireland both on a group and an individual company level. Although non compliance with Basle Accord requirements does not have any direct economic relevance, it cannot be ruled out that the capital market will respond negatively to it, resulting in increased difficulties for the refinancing of DePfa.

Regulatory consents

Following completion of the Exchange Offer, the proposed split of DePfa Group's Public Finance and Property Activities will remain subject to a number of conditions, including Irish High Court approval of a

reduction of the Company's share capital and regulatory approvals. In the event that these conditions are not met, the split may not be effected. The Company would, in such circumstances, remain the parent company of the entire DePfa Group following completion of the Exchange Offer, and the anticipated benefits to be derived from the proposed split would not be realised. In addition, the Company and DePfa Group would have incurred expenses in connection with the planned split which, combined with the effect of the inability to realise the benefits of the split, could have a material adverse effect on the Company's business.

Altered large exposure credit lines

Following the split between Public Finance and Property Activities, the upper limits for the granting of large-scale loans, which are currently determined, inter alia, by the German Banking Act (Kreditwesengesetz) and will, after the split, also be determined in terms of both the Company and the entire Group by the relevant Irish regulatory requirements, will be lower than they have previously been for the entire DePfa Group, as these limits depend on the liable capital on both the consolidated and unconsolidated level. While DePfa plans to distribute the equity capital in such a way during the course of the split that the business of neither future bank is disrupted or impaired, it cannot be assured that both banks will be able to conduct their business, or even expand it, as may have been possible without the split.

Minority shareholders in DePfa Deutsche Pfandbriefbank AG

The completion of the Exchange Offer will be conditional upon receipt of acceptances of the exchange offer by shareholders holding at least 90% of the share capital of DePfa Deutsche Pfandbriefbank AG. Accordingly, the Exchange Offer would even be executed if up to 9.99% of the shareholders in DePfa Deutsche Pfandbriefbank AG decide not to tender their shares for Shares of the Company. Under the new rules of the German Stock Corporation Act (Aktiengesetz) which came into force on 1 January 2002, if the Company acquires at least 95% of the share capital of DePfa Deutsche Pfandbriefbank AG, it would be entitled to compel the purchase of any remaining shares which it did not acquire under the Exchange Offer ("squeeze out"). It has yet to be decided whether or not the shares of the minority shareholders should be acquired in accordance with these rules. However, should such a squeeze out not be possible – e.g. because less than 95% of DePfa Deutsche Pfandbriefbank AG's shareholders choose to exchange their shares – or is not carried out for any other reason, the Group would be charged with additional expenses in connection with shareholders' meetings to be held by DePfa Deutsche Pfandbriefbank AG, the maintenance of DePfa Deutsche Pfandbriefbank AG's listing at the Frankfurt Stock Exchange and the resulting reporting requirements.

No purchase of treasury shares

As a general rule, Irish companies are entitled to purchase their Treasury shares if the shareholders' general meeting has granted the relevant approval. However, mandatory statutory provisions in Ireland require that these shares may only be purchased at the Irish Stock Exchange. Irish law does not recognise the Frankfurt Stock Exchange for this purpose. Unlike a German company with shares quoted at the Frankfurt Stock Exchange, the Company may not, under the current Irish legal regime (which does not provide for the possibility that an Irish parent company lists its shares only at the Frankfurt Stock Exchange) purchase its treasury shares at the Frankfurt Stock Exchange, even if such a purchase would be in the best interest of its shareholders.

Takeover protection

13,334 Shares of DePfa Holding plc have been admitted to the Frankfurt Stock Exchange. However, the Irish Takeover Rules will apply to the Company only if it has shares, or other securities, listed on the Irish Stock Exchange or on certain other statutorily specified foreign exchanges, and for a period of five years

after such listing has terminated. The Frankfurt Stock Exchange is not a specified exchange for these purposes. The rules of the German Securities Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) will not apply to the Company as it does not have its registered office within Germany. It is planned, however, to apply for the admission of the company's CP and/or MTN programmes to the Irish Stock Exchange. In this case, the Irish Takeover Rules would apply to the Company. For practical reasons, the admission of any such programme is only possible after a specific period of time has lapsed following the listing of the Company's Shares at the Frankfurt Stock Exchange. Moreover, such an admission may be terminated by the Company, provided that certain conditions have been met. In this case, the "after-effect" of the Irish Takeover Rules is currently limited to a period of five years. It is therefore possible that the Company could fall outside both the German and Irish takeover provisions. This means that there would not be any clear legal framework for a possible takeover of the Company. It is also conceivable that no rules apply that require a "level playing field" for all shareholders or contain guidelines with regard to the type and amount of compensation to be offered in the event of a takeover.

Competition-related risks

Competition with major international banks and national banks

With regard to Public Finance and Property Activities, DePfa competes with major international banks and investment banks on one hand, and with domestic banks on DePfa's relevant national markets on the other. For further details on the individual competitors, see the relevant sections under "Business". In the area of public finance, in particular, the competition is fierce and leads to very low margins. While DePfa believes to have good direct contacts to public-sector clients, business success ultimately depends on the conditions that a bank can offer public-sector borrowers for their finance. DePfa's competitors may have greater financial resources and could attempt to increase their own market share at DePfa's expense by offering favourable financing conditions. With regard to Property Activities, DePfa competes with a number of competitors that are larger in terms of equity capital and credit volume. During the last year, a consolidation of the German mortgage bank market took place and three of the major competitors of DePfa coordinated their activities by merging their German mortgage bank subsidiaries (yet to be completed). Thus, DePfa is faced by powerful competitors. It should also be taken into consideration that it is part of DePfa's strategy that the individual banks will concentrate their activities on a smaller business segment following the split. Besides the advantage of demerging two contrasting business divisions, this is also associated with the risk that the individual banks may face greater difficulties when it comes to compensating for competitive pressures and the possible loss of market shares in one area by the successful business in another.

Competition with regard to real estate management software

DePfa IT Services AG, as an important supplier, operates in a highly specialised market, i.e. the German market for real estate management standard software and IT services to the institutional housing sector. There are also a small number of predominantly medium-size competitors. So far, large national and international software corporations have been of only secondary importance. The risk of losing clients arises, in particular, when in connection with the introduction of ERP (Enterprise Resource Planning) software for an entire group or local government a decision is made to dispense with specialised software, such as the one offered by DePfa IT Services AG, and rather use special ERP modules for the real estate sector. In connection with the development of a new proprietary software generation, DePfa has observed that competitors attempt to launch similar programs as ERP modules almost simultaneously. It cannot be assured that DePfa IT Services AG will not lose a significant market share due to increasing competitive pressures.

Regulatory Risks

Banking business licence

A licence to conduct banking business, or at least registration with the competent regulatory authorities, is required in all countries where DePfa pursues any such activities. DePfa Deutsche Pfandbriefbank AG has initiated an application for a universal banking licence in Ireland in the name of and on behalf of DePfa Holding plc. DePfa expects approval to be granted in March 2002. However, assurances cannot be given that DePfa Holding plc will obtain this universal banking licence or that any such licence or similar authorisation relevant to the German banks etc. held by DePfa Holding plc, DePfa Deutsche Pfandbriefbank AG, DePfa Bank AG or any of their subsidiaries will not be restricted or revoked due to repeated violation of the rules that are applicable, in the relevant country, to the operation of a banking business or for any other reasons, such as political reasons. If the license will not be obtained or if the obtained license will be withdrawn or limited this may have material negative impacts for DePfa due to the termination or limitation of the business in the respective country or countries.

Special audits by regulatory authorities

In accordance with the applicable rules in the countries where DePfa Group companies hold banking licences, the competent regulatory authorities may conduct periodic special audits, provided that certain requirements are met. Such special audits may relate to organisational processes or the assessment of the intrinsic value of assets, for example. Such special audits may result in requirements being imposed on DePfa, such as a change in organisational processes, which could hamper business during the adjustment phase and lead to considerable costs, thus burdening the result of operations.

Basel II

The adjustment of the rules on capital requirements pursuant to the Basel II Accord, planned for 2005, would require banks to back any loans extended to customers with equity capital in an amount that is dependent on the credit standing of the respective customer. In addition, the creditworthiness of the customer must be rated either by the bank or by an independent rating agency. Should the new rules come into force as proposed, it is generally expected that some banks will have to increase their regulatory capital in order to back any loans granted to customers with equity capital. While the cost of credit will increase, banks will have to generate more capital in order to comply with the rules of Basel II. While DePfa intends to adapt its existing rating system prior to the scheduled introduction of Basel II in such a way as to ensure that it will be recognised under the rules of Basel II, DePfa could also be required to raise more capital than was needed in the past.

Risks Related to the Placement

Fluctuations of operating results

DePfa Holding plc's operating results may vary significantly from quarter to quarter or from year to year because of a number of factors, including factors unrelated to its operating performance or the operating performance of its competitors. These factors include:

- changes in the general economic environment and, more specifically, in those countries where DePfa Holding plc or its customers operate;
- the development of interest rates on the international markets;
- the introduction of new or enhanced financial products by DePfa Holding plc or its competitors;

- DePfa Holding's ability to fund its capital requirements; and
- exchange rate fluctuations.

It is difficult, if not impossible, to forecast these factors as well as the general economic, political and market conditions, and any of these factors could have a negative effect on the results of operations, financial condition and prospects of DePfa Holding plc.

Control of the company

If all shareholders of DePfa Deutsche Pfandbriefbank AG were to tender new shares for Shares in the Company under the Exchange Offer, DePfa Holding Verwaltungsgesellschaft mbH would, upon completion of the Exchange Offer, hold 40% of the Company's outstanding Shares. If DePfa Holding Verwaltungsgesellschaft mbH were to tender all of its shares for exchange (the company has not yet commented on this) and "only" an additional 50% of the shareholders were to tender their shares for exchange (thereby just reaching the minimum exchange ratio), DePfa Holding Verwaltungsgesellschaft mbH could hold up to 44.44% of the Company's share capital upon completion of the Exchange Offer. As a result, DePfa Holding Verwaltungsgesellschaft mbH would be able to exert a significant degree of influence over the Company's management and affairs and over matters requiring shareholder approval, such as certain capital changes, and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing any change in control of the Company and might affect the market price of the Company's Shares, even when such a change may be in the best interests of all shareholders.

Concept of the Split

The Concept

At an extraordinary general meeting held on 15 October 2001, the shareholders of DePfa Deutsche Pfandbriefbank AG approved a proposal to split DePfa's Public Finance and Property Activities with a majority of 99.95% of the share capital represented at the meeting.

Prior to the split, although already operating as two distinctly different segments within the former DePfa Group structure, the DePfa Group's Public Finance and Property Activities were not clearly divided into two separate companies. It was, and still is, therefore necessary to reorganise the activities through a series of individual measures within the Group in order to concentrate virtually all Property Activities under DePfa Bank AG whereas DePfa Holding plc will function as the future holding company of the Public Finance Group. Various intra-group transfers have taken place, or will take place, to reposition the public finance business under the Company and the property business under DePfa Bank AG, respectively. See "Concept of the Split – Measures Associated with the Execution of the Split".

The split of Public Finance and Property Activities will be carried out in the following stages:

(1) On 9 October 2001, the Company was incorporated in Dublin, Ireland, for the purpose of managing DePfa Group's Public Finance Activities. It is expected that from 19 January 2002 on, the Company will offer its Shares to all shareholders of DePfa Deutsche Pfandbriefbank AG in exchange for their shares, at a ratio of 1:1. See "The Exchange Offer".

(2) Following the completion of the exchange, it is intended that the Company will acquire DePfa-Bank Europe plc and DePfa Bank AG from DePfa Deutsche Pfandbriefbank AG. DePfa Deutsche Pfandbriefbank AG will then be responsible for its own business operations within Germany, and the Company will become the holding company for the entire DePfa Group.

(3) It is proposed that during the summer of 2002, DePfa Bank AG shares will be allocated to the shareholders of the Company by way of a capital reduction in accordance with Irish law. Said allocation will be subject to the approval of the Irish High Court. After the share allocation, the DePfa Bank AG shares will be admitted to trading at the Frankfurt Stock Exchange. The shares will be listed and traded at the *Amtlicher Handel* of the Frankfurt Stock Exchange independently of the shares of DePfa Holding plc. Those shareholders of DePfa Deutsche Pfandbriefbank AG who chose not to participate in the share exchange will have the right to purchase DePfa Bank AG shares by reference to their respective shareholdings in DePfa Deutsche Pfandbriefbank AG under the same terms and conditions as the Company.

Prior to restructuring, the DePfa Group was, in simplified form, structured as follows (as of 30 November 2001):


DePfa Deutsche Pfandbriefbank AG
DePfa-Bank Europe plc
DePfa Bank AG
Catalina Management Ltd
DePfa Property Services B.V.
60%
DePfa Investment Bank Ltd
40%
Various operating and development companies
DePfa USA Inc
Rome branch
DePfa Capital Japan K. K.
Tokyo branch
Dublin branch
Various operating and development companies
DePfa IT Services AG
DePfa Bank France S.A.
DePfa Hypotheken Management GmbH
DePfa Immobilien Management AG
Hypotheken Discount Vermittlungs GmbH
Public Finance Activities
Property branches outside Germany
Property Activities

Future Structure of the Public Finance and Property Activities

Following the implementation of the proposed split, the Group's Public Finance Activities would be managed by the Company which will hold a universal banking licence. The Property Activities will be managed by DePfa Bank AG, acting as an independent exchange-listed company. The corporate structure as at 31 December 2001, with the specialised institution (mortgage bank) as the parent company and the universal bank as a subsidiary, would thus be reversed. In addition to branches in Dublin, Frankfurt, London, New York and Tokyo, the new Public Finance Bank will also be represented in many European capitals.

The simplified future corporate structure of the separated businesses of the Public Finance and Property Activities, as envisaged for the third quarter of 2002, will be as follows:


Public Finance Activities
DePfa Holding plc (in future: DePfa Bank plc)
DePfa-Bank Europe plc
DePfa Deutsche Pfandbriefbank AG
DePfa Investment Bank Ltd
DePfa USA Inc.
DePfa Capital Japan K.K.
Irish Mortgage Bank
Branches/representative offices
Property Activities
DePfa Bank AG
DePfa Bank France S.A.
DePfa Hypotheken Management GmbH
Hypotheken Discount Vermittlungs GmbH
DePfa Immobilien Management AG
Various operating and development companies
Property branches outside Germany
Dublin branch
DePfa IT Services AG

Following the split, DePfa Holding plc will act as the parent company of the Public Finance business. The Public Finance Bank will thus have two banks having the capacity to issue asset-covered bonds (Pfandbriefe): DePfa Deutsche Pfandbriefbank AG, which intends to transfer its registered office to Frankfurt/Main in 2002, and an Irish mortgage bank, which is intended to be incorporated in 2002. The latter will be established in accordance with the provisions of the Irish Asset Covered Securities Act, 2001. DePfa Deutsche Pfandbriefbank AG will continue to conduct and develop its German Pfandbrief (asset-covered bond) issuing activities as before.

In addition to DePfa Deutsche Pfandbriefbank AG and the new Irish mortgage bank, it is intended to further expand the budget financing activities of the future Public Finance Bank via the Company. DePfa Capital Japan K.K. will continue its business activities in this sector. DePfa intends to further expand the international infrastructure financing business via the Special Finance Unit in Dublin, which, in the future, will be a unit of the Company. It is also planned to expand Investment Banking through both DePfa Investment Bank Ltd and a new London-based branch. DePfa Investment Bank Ltd will work closely with DePfa USA Inc., given that the New York location provides significant advantages to trade securities of DePfa clients internationally.

Benefits of Splitting Public Finance and Property Activities

The Management Board of DePfa Deutsche Pfandbriefbank AG believes that splitting the DePfa Group into two independent stock exchange listed banking groups will be a suitable solution for the successful future development of both the Public Finance and Property Activities. This decision was based on the following considerations:

(1) Optimum implementation of both business divisions' strategies was not feasible within the former Group structure. The successful future development of the newly created companies could only be ensured by separating the two businesses and focusing, without any restrictions, on the specific client groups.

(2) Shareholders invest in either Public Finance or Property activities for very different reasons. In the past, the "enforced" combination of these two segments therefore reduced the incentive to invest. For this reason, the Management Board of DePfa Deutsche Pfandbriefbank AG considered it likely that the capital markets would attribute a higher combined value to two focused specialist banking businesses, rather than to one single institution under the current mortgage bank model.

(3) In the public finance sector, achieving the best possible funding costs is not only crucial for the successful exploration of new markets but also for the maintenance of long-term client relationships. A solid capital base, excellent asset quality and favourable credit ratings are essential for this part of the business. The future Public Finance Bank has the opportunity to position itself as an international issuing house, on an equal footing with agency borrowers. In contrast, capital market sensitivity is far less pronounced in the area of property finance. In this area, the decisive factor is to reflect the increasingly varied and sophisticated customer requirements by offering an optimum range of financial and other services, while at the same time containing any risks assumed by the bank through strict risk management.

(4) The Company, as parent company of the future Public Finance Bank, has its registered office in Dublin, Ireland. DePfa already manages substantial volumes of its international Public Finance Activities from Dublin. The proposed corporate structure comprising a parent company licensed for operation as a universal bank with subsidiaries which, as specialist banks, are in a position to utilise the right to issue Pfandbriefe (asset-covered bonds) in their national jurisdictions, offers significant advantages over the current structure which uses a mortgage bank as the parent company. Any opportunities for growth of DePfa Deutsche Pfandbriefbank AG are limited by the provisions of the German Mortgage Banking Act, which basically restricts the banking business to Public Finance Activities within the European Economic Area. In addition, Ireland offers a favourable regulatory framework for international Public Finance. The German Mortgage Banking Act, and the principle governing specialist commercial banks laid down in this Act, define Property and Public Finance activities as the core business lines of German mortgage banks. From a historic point of view, this made sense. However, in today's environment, and particularly in view of the comprehensive approach to Public Finance developed by the DePfa Group, these are two entirely different business divisions offering almost no cross-selling opportunities.

(5) At first glance it may seem that splitting a company, and in particular splitting a financial services company, runs contrary to the prevalent trend of merging operations. However, the economies of scale resulting from the increase in the size of corporate units benefit speciality houses only to a very limited extent. DePfa believes that stronger specialisation and international market leadership within a specific segment are far more important factors.

(6) Attractive strategic options in the form of acquisitions and mergers arise for the two focused speciality banks. DePfa's experience has shown that the bundling together of two contrasting business divisions has evolved as an obstacle to such opportunities.

(7) DePfa believes that the further expansion of the investment banking business within both the Public Finance and Property divisions requires the participation of key staff in the bank's equity capital. It would, however, be difficult to attract and integrate investment bankers into a group that had two entirely different risk structures – only one of which would present any degree of familiarity to them.

Costs of Implementing the Concept

The costs of preparing and implementing the split of Public Finance and Property Activities into two independent banks will, according to current estimates, amount to approximately € 20 million. This figure does not include the tax liabilities that are explained in detail in "Taxation – Tax Consequences of the Split for the Companies Involved" in terms of their scope and probability. Also excluded are the costs of setting up the revised IT structure for the Public Finance Bank, as it is not possible to allocate these accurately to the costs relating to the split and those relating to efficiency improvements in the IT systems. Even without the split, the Public Finance division would have made substantial investments in IT systems with the objective of improving information quality, work flows and reducing ongoing costs. DePfa estimates that the external expenses relating to the execution of the modified IT structure of the Public Finance Bank expected for both the previous and the current Financial Year will not exceed a total of € 9.5 million.

The costs directly attributable to the split consist primarily of the following items:

- the costs of executing the share exchange, admission of the Company's Shares and listing of DePfa Bank AG shares at the Frankfurt Stock Exchange (including the fees of the lead exchange agent, the costs associated with due diligence and the extraordinary general meeting held on 15 October 2001 and the fees of the custodian banks) in the amount of approximately € 12 million;

- the costs for legal and tax consultancy services and the fees for the company valuation in the amount of approximately € 3 million;

- the costs associated with the transfer of the property financing portfolio mainly comprise costs for the transfer of collateral, for obtaining approvals and valuations, and for the transfer or conclusion of interest rate swaps. Although it is not possible to forecast these costs precisely, DePfa estimates them to total approximately € 5 million.

Any and all costs attributable to the split will be borne by the DePfa Group, and thus indirectly by the independent corporate groups founded as a result of the split. The distribution of costs among the companies has yet to be decided.

Measures Associated with the Execution of the Split

The following measures have already been taken or will be taken in order to implement the split of DePfa Group.

Sale of DePfa Bank AG's stake in DePfa Investment Bank Ltd to DePfa-Bank Europe plc

DePfa Bank AG held a 60% stake in DePfa Investment Bank Ltd. In connection with the preparation of the split of Public Finance and Property Activities, DePfa Bank AG sold its stake in DePfa Investment Bank Ltd to DePfa-Bank Europe plc at market value on 17 December 2001. For DePfa Bank AG, this disposal was neutral in terms of income tax. To determine the market value, the Management Board of DePfa Deutsche Pfandbriefbank AG instructed a neutral and independent expert surveyor, to prepare an expert opinion on the company value of DePfa Investment Bank Ltd.

The agreement between DePfa Bank AG and DePfa-Bank Europe plc for the purchase and sale of the shareholding in DePfa Investment Bank Ltd provided for the following:

(1) DePfa Bank AG would sell its entire shareholding in DePfa Investment Bank Ltd, with all rights and obligations attached (including all existing and future entitlements to profits, also including the entitlement to profits with respect to the Financial Year ending on 31 December 2001), to DePfa-Bank Europe plc. The share capital of DePfa Investment Bank Ltd of US$ 50,000,000 is divided into 50,000 shares with a nominal value of US$ 1,000 each. The company's shares are divided into three classes: 20 ordinary shares, 29,988 class A shares and 19,992 class B shares. Immediately prior to the sale, DePfa Bank AG held 12 ordinary shares and all 29,988 class A shares. The management of DePfa Investment Bank Ltd, holds the remaining eight (8) ordinary shares and 19,992 class B shares (through Catalina Management Ltd, a holding company based in Nicosia, Cyprus).

(2) The purchase price for the shares was € 254.4 million, plus interest at 11.05% for the period from 15 October 2001 until the completion of the sale The interest rate of 11.05% is equivalent to the discounting rate that was applied to re-base the valuation of DePfa Investment Bank Ltd to the technical valuation date of 15 October 2001. When executing the agreement, the Management Board of DePfa Deutsche Pfandbriefbank AG ensured that the discounting rate applied was commensurate with the interim development of the company. The purchase price was paid upon completion of the sale. The share purchase price corresponded to the pro-rata market value of DePfa Investment Bank Ltd, as determined on 5 September 2001 by an independent and neutral expert surveyor.

(3) All the various warranties pledged by the parties to one another are customary for a cross-border sale and tend to represent a less stringent standard. In particular, DePfa Bank AG represented to DePfa-Bank Europe plc that DePfa Bank AG was entitled to dispose of the shares and warranted:

- that the shares sold are equivalent to 60% of the company's total issued share capital;

- that there is no agreement or obligation providing for a capital increase or the issue of shares from the company's equity capital, or for the granting of rights on the issue of shares from the company's equity capital;

- the seller is the sole legal and beneficial owner of all sold shares, and that said shares are free of any and all charges, liens or collateral claims;

- that no third party holds any right to buy or otherwise acquire the sold shares, nor any right to be asserted vis-à-vis the seller with regard to the sold shares (including any rights to acquire such rights); and

- that the sold shares have been duly issued and fully paid in accordance with the company's Memorandum and Articles of Association.

DePfa-Bank Europe plc represented to DePfa Bank AG (amongst other things) and warranted:

- that it had, in turn, independently reviewed and assessed the shares to be transferred as well as the financial situation of DePfa Investment Bank Ltd;

- that it is familiar with the Memorandum and Articles of Association of DePfa Investment Bank Ltd; and

- that it is familiar with, and agrees to be bound by, the provisions of the company agreement to which reference is made in the Memorandum and Articles of Association. The agreement explicitly rules out any representations or warranties over and above the contractual provisions.

(4) The sale and transfer of shares in DePfa Investment Bank Ltd was approved by the Central Bank of Cyprus as the competent regulatory authority.

(5) In accordance with the agreement, DePfa Bank AG provided copies of the approvals from the Irish Ministry for Enterprise, Trade and Employment, and the Central Bank of Ireland, for the sale and transfer of the shares

(6) Each party may rescind the agreement provided that the main steps pertaining to the entire DePfa Group restructuring process have not been implemented before 30 June 2002. Specifically, this involves the inclusion of DePfa Deutsche Pfandbrief Bank AG's silent partnership into DePfa Bank AG, and the successful completion of the public exchange offer to the shareholders of DePfa Deutsche Pfandbrief Bank AG.

(7) The agreement on purchase and sale between DePfa Bank AG and DePfa-Bank Europe plc is subject to German law. In so far as it is legally required, the actual transfer of shares in rem is subject to Cypriot law. The place of jurisdiction is Frankfurt/Main unless another legal venue is mandatory.

Transfer of participations and financing portfolios for the purpose of splitting Public Finance and Property Activities

In addition to the stake in DePfa Investment Bank Ltd, other participations and financing portfolios are intended to be transferred to Public Finance and/or Property companies in order to realign DePfa Group's legal structure; these transfers will be effected either by sale or by way of a capital increase against contributions in kind. In addition to the measures set out below, this involves the transfer of further 19 affiliated companies with an aggregate book value of approximately € 6 million; these companies predominantly include project development companies, businesses the activities of which are non-material, and minority investments. Material preparatory measures (most of which are of an intra-Group nature) are shown.

DePfa Property Services B.V.

DePfa Property Services B.V., based in Amsterdam, is a public limited company subject to Dutch law. Its issued share capital of € 1,931,000 is wholly owned by DePfa Deutsche Pfandbriefbank AG. The company plays an important role in developing the Property Bank's asset management activities, particularly by way of managing the Property Bank's property investment funds, *"Europa Fonds Nos. 1 and 2"*. DePfa Property Services B.V. is expected to be incorporated into DePfa Bank AG in early 2002 through a capital increase against contributions in kind from DePfa Deutsche Pfandbriefbank AG.

GEV GmbH

GEV GmbH, Wiesbaden, Germany, a larger operating and property company, has a nominal capital of € 100,000 and is wholly owned by DePfa Deutsche Pfandbriefbank AG. In addition to various participations in property project companies, GEV GmbH holds a 32.5% stake in Deutsche Interhotel GmbH & Co KG. GEV is expected to be sold to DePfa Bank AG during the first half of 2002.

DePfa Capital Japan K.K.

The share capital of DePfa Capital Japan K.K., Tokyo, amounts to JPY 100 million. DePfa Bank AG holds a 66.67% stake, the remaining stake being held by DePfa-Bank Europe plc. The company operates in the Asian public finance market. DePfa Bank AG plans to sell DePfa Capital Japan K.K. to DePfa-Bank Europe plc, which will thus become the sole shareholder.

DePfa USA Inc.

DePfa USA Inc., Wilmington/Delaware, has a share capital of US$ 2.5 million and is wholly owned by DePfa Bank AG. DePfa USA Inc. provides services to DePfa Investment Bank Ltd and therefore forms part of the Public Finance Activities. DePfa Bank AG intends to sell its shareholding to DePfa-Bank Europe plc.

Transfer of DePfa Deutsche Pfandbriefbank AG's property financing portfolio to DePfa Bank AG

DePfa Deutsche Pfandbriefbank AG holds a property financing portfolio in the aggregate amount of approximately € 13.5 billion (as at 30 June 2001). To the extent that such a transfer is legally permitted and commercially sensible, DePfa Deutsche Pfandbriefbank AG proposes to transfer this financing portfolio to DePfa Bank AG as part of the split. The structure of the property financing portfolio as at 30 June 2001 is set out below:

	Number of	Volume in €
Total volume	49,180	13,451
Accumulated depreciation		481
Total volume after depreciation		12,970
Breakdown by countries		
Belgium	226	371
Denmark	160	567
Germany	48,146	8,677
France	31	289
Great Britain	71	1,321
Italy	420	822
Luxembourg	3	1
The Netherlands	85	564
Poland	2	181
Sweden	21	182
Switzerland	6	314
Spain	5	122
Czech Republic	4	40
Breakdown by business line		
Commercial	2,231	7,822
Residential	46,949	5,629
Breakdown by size category		
Up to € 0.5 million	47,052	3,019
Up to € 1.0 million	810	569
Up to € 10.0 million	1,116	3,463
Up to € 50.0 million	173	3,556
In excess of € 50.0 million	29	2,844

The approval for the split of DePfa Group granted by the extraordinary general meeting held on 15 October 2001 paved the way for transferring the first loans from DePfa Deutsche Pfandbriefbank AG to

DePfa Bank AG. As at 31 October 2001, the loan portfolio of DePfa Deutsche Pfandbriefbank AG had been reduced to € 12.7 billion, partially by way of repayments.

The property financing portfolio of DePfa Deutsche Pfandbriefbank AG is already under management of DePfa Bank AG, by way of an agency contract. DePfa Bank AG undertakes the entire administration process, ranging from loan acquisition, through making postings in the accounting systems, to collecting interest and redemption payments. Loans exceeding a certain value are subject to approval by DePfa Deutsche Pfandbriefbank AG. In the event of approval by DePfa Bank AG itself, DePfa Deutsche Pfandbriefbank AG holds the right of refusal. This structure, which has precedents in other banking groups, serves to concentrate the Group's property lending business within DePfa Bank AG, while simultaneously exploiting the refinancing advantages of a mortgage bank. Given that DePfa Bank AG not only settles the loans but is also the only party active in acquisition since 1999, it can significantly influence this portfolio's level of profitability. Its remuneration therefore is also variable and depends on the interest terms agreed with the customers. DePfa Deutsche Pfandbriefbank AG retains a defined portion of interest income to cover its risk, capital and funding costs. All interest income exceeding this sum is retained by DePfa Bank AG for its services within the framework of the agency agreement. This particular contractual framework must be taken into consideration with regard to the transfer and in particular with regard to the valuation of the portfolio.

DePfa intends, to the greatest extent possible, to transfer the property financing portfolio. The total portfolio comprised 49,180 loans. The following guidelines will be adopted for the transfer of loans:

- The transfer must not impede access to collateral.

- The necessary approvals by the contractual partners and third parties, and any necessary public authority or other authorisations, must have been obtained. The transfer of loans must avoid the immediate taxation of net interest income of subsequent years. Even if this would only bring forward tax payments that would fall due at some point in time anyway, the temporary burden on capital and the interest rate effects, given the portfolio size of approximately € 13.5 billion (as at 30 June 2001), would not be sustainable. This issue can be solved by including existing interest rate swaps, which were entered into to hedge the funding of these loans, in the transfer, or, where none exist, to conclude the relevant interest rate swaps between the buyer and seller.

- Loans supported by tax incentives are only transferred when the tax subsidy is not subject to repayment.

- Where loans cannot be legally transferred, or where such transfer would result in expenditure that is not economically justifiable, these loans will remain on the balance sheet of DePfa Deutsche Pfandbriefbank AG. However, DePfa Bank AG (or a third party outside the Group) shall assume almost the entire property loan risk through credit derivatives. Looking at the three main functions involved in lending – loan approval/administration, assumption of risk, and liquidity provision – only the latter would remain with DePfa Deutsche Pfandbriefbank AG. Transferring the risk to another party will also result in a sharp reduction in regulatory capital requirements for DePfa Deutsche Pfandbriefbank AG.

- The transfer of the property financing portfolio must be aligned with the refinancing options of DePfa Bank AG to the greatest extent possible.

Although the conception phase referred to above, comprising detailed, case-specific identification of obstructions to transfer, as well as considerations and checking of alternative solutions, is not yet complete, we have been able to identify the following key elements regarding the transfer:

As at 30 June 2001, approximately € 4.8 billion (approximately 1,000 individual exposures) of the overall transfer volume of approximately € 13.5 billion (comprising 49,180 individual exposures) were attributable to (large-ticket) business with borrowers outside Germany. According to current estimates, obstacles (such as approval requirements) to the transfer of this section of the portfolio can be overcome quite quickly. The simultaneous transfer of swaps also appears to be feasible.

Approximately € 3 billion was attributable to small-sized domestic business (involving approximately 47,000 individual exposures), in particular private client business, most of which has been applied to cover Pfandbriefe (asset-covered bonds) issued by DePfa Deutsche Pfandbriefbank AG. In addition, numerous cases involve book debts (land charges) which are not as easily transferable. Accordingly, most of the potential obstacles to the transfer are found in this part of the portfolio, which is why a transfer of risk by way of derivative contracts appears to be appropriate. More detailed research and evaluation is required before making a final decision.

Due to the reasons outlined above (particularly as a result of third-party approval requirements), it is difficult to predict the exact timeframe for the transfer of the remaining € 5 billion, which is attributable to domestic business. Based on DePfa's assessments to date, DePfa expects a volume totalling € 1 billion to be transferable during 2002, probably requiring the application of credit derivatives to transfer the credit risks of the remaining portion.

Transfer of the Infrastructure Financing Business to the Company

Via its Dublin branch, DePfa Bank AG engages in the acquisition, structuring and extension of public-sector infrastructure financing projects. Together with the associated assets and liabilities, this unit is expected to be sold to the Company, at market value, as soon as a banking license has been obtained.

The measures described above will be executed at market values to be determined by a neutral and independent expert surveyor. The Management Board of DePfa Deutsche Pfandbriefbank AG has instructed a neutral and independent expert surveyor to determine market values for GEV GmbH (i.e. in particular of GEV's stake in Deutsche Interhotel GmbH & Co KG), DePfa USA Inc., DePfa IT Services AG, the value of the property financing portfolio (including any existing associated interest swaps, that would need to be transferred alongside, or any interest rate swaps and/or cross-currency swaps which would have to be entered into) and, finally, the value of the infrastructure financing business to be transferred. The valuations will be based upon the capitalisation of income (using a simplified method for DePfa Capital Japan K.K., DePfa USA Inc. and the infrastructure financing business), or using individual valuations for properties and loan portfolios, respectively. Once the individual steps within the scope of the split process have been finalised, the expert opinions for the valuation should be prepared as closely as possible to the respective transfer deadlines, particularly with respect to the financing portfolios to be transferred. Furthermore, the assets and liabilities to be transferred to DePfa Bank AG will be taken into account in the company valuation prepared for the sale of DePfa Bank AG to the Company to the same extent as they have been taken into account for the preparation of the present Offering Circular. Therefore, these assets and liabilities will be considered in the determination of the purchase price to be paid by the Company for the purchase of DePfa Bank AG shares. See "Concept of the Split – Sale of DePfa Deutsche Pfandbriefbank AG's stake in DePfa Bank AG to the Company".

The mentioned 19 smaller-sized interests are intended to be transferred at their book value, or using a valuation "at equity".

Inclusion of DePfa Deutsche Pfandbriefbank AG's atypical silent partnership into DePfa Bank AG

In addition to being the sole shareholder in DePfa Bank AG, DePfa Deutsche Pfandbrief AG holds an atypical silent partnership in DePfa Bank AG. The silent partnership was granted to DePfa Deutsche Pfandbriefbank AG as consideration for transferring its operative property lending business to DePfa Bank AG in 1998. In preparation for the DePfa Bank AG listing, the atypical silent partnership was incorporated into DePfa Bank AG through a capital increase against a contribution in kind. For this purpose, the extraordinary general meeting of DePfa Bank AG held on 3 January 2002 approved a € 7,800,000 capital increase, against contributions in kind, raising the current issued share capital of € 83,200,000 to € 91,000,000. DePfa Bank AG issued 300,000 new shares which were acquired by DePfa Deutsche Pfandbriefbank AG in their entirety. This inclusion did not have any impact on DePfa Bank AG's core regulatory capital. PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, were appointed as auditors for the contribution in kind.

The main provisions of the agreement for the contribution of an atypical silent partnership are summarised below:

(1) Clause 1 of the contribution agreement defines the subject for inclusion. The silent partnership was established pursuant to an agreement entered into between DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG on 21 July 1998.

(2) Clause 2 of the agreement provides that the atypical silent partnership will be incorporated into DePfa Bank AG, with all rights and obligations attached thereto (including all existing and future entitlements to profits), as at 2 January 2002. For the avoidance of doubt, the agreement sets out that the inclusion does not affect the rights and obligations of the contractual parties in accordance with the agency and trustee agreement entered into between the former Deutsche Pfandbrief- und Hypothekenbank AG, Wiesbaden, and the former Deutsche Bau- und Bodenbank Aktiengesellschaft, Berlin, dated 21 July 1998. The subject of this agency and trustee agreement dated 21 July 1998 is the property financing portfolio, to the extent that this remained with DePfa Deutsche Pfandbriefbank AG rather than being transferred to DePfa Bank AG in July 1998, as well as new property loans extended by DePfa Bank AG for the account of DePfa Deutsche Pfandbriefbank AG since that time. The agency and trustee agreement obliges DePfa Bank AG to manage the entire property financing portfolio of DePfa Deutsche Pfandbriefbank AG on its behalf in the capacity of a trustee. Insofar as this portfolio can be transferred separately to DePfa Bank AG, the agency and trustee agreement is to be terminated separately following the transfer of the remaining property financing portfolio to DePfa Bank AG.

(3) Clause 3 of the contribution agreement defines the consideration for the contribution of the atypical silent partnership. DePfa Deutsche Pfandbriefbank AG will receive consideration in the form of 300,000 new DePfa Bank AG shares, each having a nominal value of € 26.00, which will be fully entitled to a share in the profits as from 1 January 2002. The atypical silent partnership will be included at partial value ("Teilwert") or cash value ("Barwert") for tax purposes, and at the residual value for accounting purposes.

(4) The agreement determines 2 January 2002, 24:00 CET as the date on which inclusion and transfer will take economic effect. With effect from 2 January 2002, 24:00 CET, the contributed atypical silent partnership will be held for the account and at the risk of DePfa Bank AG. The inclusion and transfer shall take effect in rem with the application of the capital increase for registration with the Commercial Register. The period of time between the inclusion in rem and the registration of the capital increase in the Commercial Register should be kept to a minimum.

(5) DePfa Deutsche Pfandbriefbank AG provides only such standard warranties that the atypical silent partnership will not suffer from legal deficiencies, in particular that:

- it is the unrestricted owner of the atypical silent partnership to be included;

- it is entitled to dispose of it;

- there are no rights by third parties with respect to the atypical silent partnership to be included; and

- that the inclusion and transfer are not subject to third-party participation or approval, and that any required participations have already been ascertained and all required approvals obtained. The agreement explicitly rules out any additional warranties. Based upon current knowledge, the facts on which these warranties are based are still applicable, and, according to the Management Board of DePfa Deutsche Pfandbriefbank AG, are not expected to give rise to any claims against DePfa Deutsche Pfandbriefbank AG.

(6) Clause 7 para. 1 provides that the agreement is non-binding if the capital increase is not registered with the Commercial Register at the Berlin-Charlottenburg District Court (Amtsgericht Berlin-Charlottenburg) by 30 June 2002 at the latest. The same provision will be included in the subscription form to be signed by DePfa Deutsche Pfandbriefbank AG in order to implement the capital increase.

By resolution dated 3 January 2002, the shareholders' meeting approved the capital increase. The Management Board of DePfa Bank AG is currently not aware of any factors which could delay registration of the capital increase until 30 June 2002.

Specialist Banking Licence to issue Irish Asset Covered Securities

The new Asset Covered Securities Act, 2001 provides for the issue of Irish covered bonds (*"Irish Asset Covered Securities"*). It is proposed that a newly founded subsidiary of DePfa-Bank Europe plc will apply for the designated public credit institution status necessary to issue Irish Asset Covered Securities, and DePfa-Bank Europe plc will transfer suitable assets to the new subsidiary. See "Regulatory Framework – Irish Asset Covered Securities".

Sale of DePfa Deutsche Pfandbriefbank AG's stake in DePfa Bank AG to the Company

Immediately following the completion of the Exchange Offer, DePfa Deutsche Pfandbriefbank AG intends to sell its entire stake in DePfa Bank AG to the Company. This sale will take place at market value, with the purchase price determined in two steps:

The first step is to determine the (estimated) company value of DePfa Bank AG, based on the expert valuation provided, for the purpose of carrying out the capital reduction within the Company. See "Concept of the Split – Allocation of DePfa Bank AG shares to shareholders in the Company". The Management Board of DePfa Deutsche Pfandbriefbank AG will instruct a neutral and independent expert surveyor, to provide an expert opinion on the determination of the company value of DePfa Bank AG in accordance with the principles of carrying out a company valuation ("IDWS 1") laid down by the Main Committee of the Institute of Chartered Accountants in Germany (Hauptfachausschuss des Instituts der Wirtschaftsprüfer in Deutschland e.V.) on 28 June 2000. This valuation of DePfa Bank AG will include DePfa Bank AG's purchase of the greatest possible portion of the property financing portfolio from DePfa Deutsche Pfandbriefbank AG. The scope and structure of the portfolio to be acquired is yet to be finalised.

In a second step, the purchase price for the shares will be adjusted, in retrospect, to the average closing price of DePfa Bank AG shares on Xetra, the electronic trading system of the Frankfurt Stock Exchange (or any other system that may succeed Xetra, with comparable functionalities) during an assessment period covering the first three months of trading after the listing of DePfa Bank AG shares. The purpose of this adjustment of the purchase price, in retrospect, is to ascertain that the transaction is not based exclusively on an expert opinion, but also on the value determined by the market. DePfa Deutsche Pfandbriefbank AG shareholders who chose not to participate in the share exchange will also have the right to participate in the initial public offering of DePfa Bank AG shares at this market price, in line with their respective shareholdings in DePfa Deutsche Pfandbriefbank AG.

The main provisions of the draft agreement between DePfa Holding plc and DePfa Deutsche Pfandbriefbank AG are summarised below:

(1) DePfa Deutsche Pfandbriefbank AG will sell its entire shareholding in DePfa Bank AG, with all rights and obligations attached (including all existing and future entitlements to profits, also including the entitlement for profits with respect to the Financial Year ending on 31 December 2001), to DePfa Holding plc.

(2) The purchase price for the shares to be sold will be determined in two steps, in line with the procedure set out above. Clause 6 of the agreement on the purchase and sale of shares contains detailed provisions regarding the adjustment of the purchase price, specifically:

- The purchase price for the shares will be adjusted, in retrospect, to the average closing price of DePfa Bank AG shares on Xetra, the electronic trading system of the Frankfurt Stock Exchange (or any other system that may succeed Xetra, with comparable functionalities) during an assessment period covering the first three months of trading after the listing of DePfa Bank AG shares. The beginning and end of the assessment period are laid down in the agreement. Where the average closing prices do not adequately represent the company value of DePfa Bank AG in accordance with applicable law, a reasonable company value shall be determined.

- The agreement provides for a cap that is applicable to any price adjustment. The need for a cap on the purchase price adjustment derives from the requirement that the Irish High Court confirm the reduction of the Company's share capital which is to be satisfied by a distribution in specie of shares in DePfa Bank AG. In confirming a reduction of capital which will involve the repayment of capital to shareholders, the Court must be satisfied that what is being proposed will not have any adverse impact upon the creditors of the Company. By imposing an upper limit on the amount to be paid by the Company to DePfa Deutsche Pfandbriefbank AG in the event of an upward adjustment of the purchase price, the Company should be able to demonstrate that, notwithstanding the distribution of DePfa Bank AG shares and the potential liability to make further payments to DePfa Deutsche Pfandbriefbank AG, the Company would have sufficient funds to meet its liabilities to creditors. The Management Board of DePfa Deutsche Pfandbriefbank AG will set the cap level immediately prior to initiating the proceedings at the Irish High Court. While the Management Board will base its due decision primarily on the expert valuation submitted by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, it will additionally examine the prevailing situation on the capital markets (and its impact on the situation of DePfa Bank AG), and take this into account for its decision. For this purpose, the Management Board of DePfa Deutsche Pfandbriefbank AG will resort to the advice provided by an investment bank. Based on current knowledge, the cap is expected to be set at a threshold approximately 15 to 20% above the enterprise value set out in the expert opinion.

- The adjustment of the purchase price will be determined by DePfa Deutsche Pfandbriefbank AG and the Company following the end of the assessment period, and will be published in the companies' respective journals for statutory stock market announcements and notifications.

- The process of fixing the purchase price adjustment will be subject to review by an Arbitration Panel, which is open to shareholders of both DePfa Deutsche Pfandbriefbank AG and the Company. Upon application by a shareholder of one of the parties, the Arbitration Panel will verify whether the purchase price was determined correctly between buyer and seller, and whether it fairly reflects the company value of DePfa Bank AG in accordance with applicable law.

- The Arbitration Panel will consist of three independent arbitrators, two of which shall be qualified to hold judicial office at a German court. These arbitrators will be appointed, upon application by the parties to the agreement, or by a shareholder of one of the parties, by the President of the Higher Regional Court ("Oberlandesgericht") in Frankfurt/Main. The Arbitration Panel shall have discretion to appoint a representative for the shareholders of either or both parties to participate in the proceedings.

- The proceedings of the Arbitration Panel shall be conducted in line with the rules for court-administered arbitration (Spruchstellenverfahren) in accordance with sec. 306 of the German Stock Corporation Act (Aktiengesetz).

The purchase price will not be due and payable upon completion of the sale, but on 31 December 2002. The purchaser is entitled to make payment prior to this date. Where shareholders of DePfa Deutsche Pfandbriefbank AG exercise their right of purchase pursuant to Clause 4 of the agreement between the Company and DePfa Deutsche Pfandbriefbank AG, the Company shall pay the purchase price plus the difference to the cap applicable for the purchase price adjustment; this payment shall be made on the due date for the purchase price payable with respect to shares purchased by the seller's shareholders. The purchase price shall accrue interest at the prevailing three-month EURIBOR rate for the period from the transfer date to the payment of the purchase price. To secure payment of the purchase price, plus accrued interest claims, a floating charge under Irish law or comparable form of collateral will be established in favour of DePfa Deutsche Pfandbriefbank AG with respect to all assets of the Company that are eligible for a floating charge under Irish law or comparable forms of collateral. In preparation for the listing of DePfa Bank AG, the Management Board of DePfa Deutsche Pfandbriefbank AG shall release the collateral held with respect to the DePfa Bank AG shares, having satisfied itself that payment of the purchase price is sufficiently secure.

(3) All the various warranties pledged by the parties to one another are customary for a cross-border sale and tend to represent a less stringent standard. The agreement explicitly rules out any representations or warranties over and above the contractual provisions.

(4) The parties mutually agree that they will undertake all steps necessary to implement the agreement and to make any declarations that may be required. Moreover, DePfa Deutsche Pfandbriefbank AG is specifically under the obligation to obtain all the government and regulatory approvals necessary for the sale and transfer and, in particular, to report the transfer of the shares to the German Federal Banking Supervisory Authority (Bundesaufsichtsamt für das Kreditwesen). Approval from the Irish Minister for Enterprise, Trade and Employment and the Central Bank of Ireland for the transaction will also be required.

(5) Those shareholders of DePfa Deutsche Pfandbriefbank AG who did not take part in the share exchange will also be entitled to participate in the placement of DePfa Bank AG. Any such shareholders are entitled to purchase DePfa Bank AG shares from the Company under the terms and conditions set out below:

- The Company shall grant the right to purchase shares in DePfa Bank AG to those shareholders of DePfa Deutsche Pfandbriefbank AG, even if they did not accept the offer of the Company

(published in January 2002) to exchange DePfa Deutsche Pfandbriefbank AG shares for Shares of the Company.

- This right shall be subject to the proviso that shareholders eligible for purchase must notify the seller of their shareholding before expiry of the exchange period, indicating that they reserve the right to purchase. When giving said notice, shareholders shall provide evidence of their shareholding and submit a confirmation that their shares will be held in a blocked account until the expiry of the exchange period. In the absence of such notification it would not be possible to determine the number of shares to be reserved to honour shareholders' rights of purchase. It should be noted that said notification will not constitute a definite exercise of the right of purchase and, in particular, will not create any purchase obligation.

- When exercising their right of purchase, eligible shareholders will be entitled to acquire a quantity of DePfa Bank AG shares that will be determined by reference to the size of their stake in the issued share capital of DePfa Deutsche Pfandbriefbank AG at the time of giving notice. The right of purchase can be exercised, in whole or in part, during a period of two weeks (the "purchase period") ending on the last bank business day prior to the date of the first listing of DePfa Bank AG shares at the Frankfurt Stock Exchange. The shares will be allocated to shareholders, who have exercised their right of purchase, against payment of the purchase price plus the difference to the cap applicable for the purchase price adjustment pursuant to Clause 3.1 of the agreement on purchase and sale of shares between the Company and DePfa Deutsche Pfandbriefbank AG. Prior to the commencement of the purchase period, DePfa Deutsche Pfandbriefbank AG shall notify those shareholders, who have reserved their right of purchase, of the purchase price, the cap applicable to purchase price adjustment and further details regarding the purchase and the exercise of the right of purchase.

- The provisions regarding the subsequent adjustment of the purchase price shall also apply to shareholders who purchase shares. The difference between the purchase price paid (plus the difference to the cap applicable for the purchase price adjustment) and the final purchase price will be refunded as soon as the final purchase price has been determined. Any refunds shall accrue interest at the prevailing three-month EURIBOR rate.

This right of purchase creates a level playing field for all shareholders of DePfa Deutsche Pfandbriefbank AG: shareholders will have access to the flotation of DePfa Bank AG regardless of whether they take part in the share exchange.

(6) The agreement on the purchase and sale between DePfa Deutsche Pfandbriefbank AG and the Company is subject to German law. The place of jurisdiction is Frankfurt/Main where no other jurisdiction is mandatory.

Sale of DePfa Deutsche Pfandbriefbank AG's stake in DePfa-Bank Europe plc to the Company

Simultaneously with the sale of its shareholding in DePfa Bank AG, DePfa Deutsche Pfandbriefbank AG will sell and transfer its 100% stake in DePfa-Bank Europe plc to the Company. The fully-capitalised earnings value ("Ertragswert") will apply to this sale. The Management Board of DePfa Deutsche Pfandbriefbank AG has instructed a neutral and independent expert surveyor, to provide an expert opinion on the determination of the company value of DePfa-Bank Europe plc in accordance with the principles of carrying out a company valuation ("IDWS 1") laid down by the Main Committee of the Institute of Chartered Accountants in Germany (Hauptfachausschuss des Instituts der Wirtschaftsprüfer in Deutschland e.V.) on 28 June 2000.

The agreement between DePfa Deutsche Pfandbriefbank AG and DePfa Holding plc on the purchase and sale of the entire share capital of DePfa-Bank Europe plc essentially provides for the following:

(1) DePfa Deutsche Pfandbriefbank AG will sell its entire shareholding in DePfa-Bank Europe plc, with all rights and obligations attached thereto (including all existing and future entitlements to profits, also including the entitlement to profits with respect to the Financial Year ending on 31 December 2001), to the Company. In addition to DePfa Deutsche Pfandbriefbank AG, there are only six (6) further shareholders of DePfa-Bank Europe plc, being trustees, who hold one DePfa-Bank Europe plc share each on behalf of DePfa Deutsche Pfandbriefbank AG. These trustees – who are listed by name in an annex to the agreement on purchase and sale – will hold the shares on behalf of the buyer from the time of completion of the agreement.

(2) The purchase price for all shares (including those held in trust) is € 820 million plus interest accruing at a rate of 6.83% for the period from 15 October 2001 until completion of the transfer. The interest rate of 6.83% is equivalent to the capitalisation rate that was applied to re-base the valuation of DePfa-Bank Europe plc from the technical valuation date to 15 October 2001. Upon completion of this agreement, the Management Board of DePfa Deutsche Pfandbriefbank AG will ensure that the capitalisation rate applied is commensurate with the interim development of the Company. The purchase price will be due and payable on 31 December 2002. The purchaser is entitled to make payment of the purchase price prior to this date. The purchase price shall accrue interest at the prevailing three-month EURIBOR rate for the period from the transfer date to the payment of the purchase price. To secure payment of the purchase price, the seller shall acquire a lien on the DePfa-Bank Europe plc shares sold. Since DePfa-Bank Europe plc will acquire the stake in DePfa Investment Bank Ltd at full market value (determined on the basis of capitalised earnings), it was not necessary to include this stake separately for the purpose of determining the purchase price.

(3) All the various warranties pledged by the parties to one another are customary for a cross-border sale and tend to represent a less stringent standard. The agreement explicitly rules out any representations or warranties over and above the contractual provisions.

(4) The parties mutually agree that they will undertake all steps necessary to implement the agreement and to make any declarations that may be required. In addition, DePfa Deutsche Pfandbriefbank AG specifically undertakes to obtain all the government and regulatory approvals necessary for the sale and transfer, and to ensure the necessary approval by the DePfa-Bank Europe plc management and the registration of the new shareholder in the company's share ledger in accordance with the Memorandum and Articles of Association of DePfa-Bank Europe plc.

(5) In accordance with the agreement, upon completion of the contract, DePfa Deutsche Pfandbriefbank AG shall submit copies of the approval obtained from the Irish Minister for Enterprise, Trade and Employment for the sale and transfer of the shares (or declarations showing that a prohibition or an imposition of conditions pursuant to Irish antitrust law is not intended), and the permission of the Central Bank of Ireland for the sale and transfer of the shares, in addition to the documents required for executing the transfer of the shares. Furthermore, DePfa Deutsche Pfandbriefbank AG will ensure that, upon completion of the agreement, the trustees will supply a declaration whereby the shares held on behalf of DePfa Deutsche Pfandbriefbank AG will be held for account of DePfa Holding plc as from that point in time. Upon completion of the agreement, the Company will grant DePfa Deutsche Pfandbriefbank AG a floating charge under Irish law, or comparable form of collateral, to secure the seller's claims on payment of both the purchase price and accrued interest.

(6) The costs attributable to the transfer will be borne by each party. The Company will bear any stamp duty incurred.

(7) The agreement on purchase and sale between DePfa Deutsche Pfandbriefbank AG and DePfa Holding plc is subject to German law. In so far as it is legally required, the actual transfer of shares is subject to Irish law. The place of jurisdiction is Frankfurt/Main unless another legal venue is mandatory.

Allocation of DePfa Bank AG shares to shareholders of the Company

Once the Exchange Offer becomes unconditional, the split of the Public Finance and Property Activities of the DePfa Group will be effected by a distribution of the DePfa Bank AG shares to the shareholders of the Company. For this purpose, it is planned that the Company carry out a capital reduction for the purpose of a non-cash distribution. This distribution will be subject to the approval of the Irish High Court.

Under Irish company law, an Irish company may, if so authorised by its Memorandum and Articles of Association and with the leave of the High Court, reduce its share capital (including its share premium – the excess amount paid on the subscription of shares in a company above their par value) by special resolution of the annual general meeting, provided that said resolution is accepted by a 75% majority. The amount by which the equity capital is reduced may be returned to shareholders by means of a distribution of assets held by the company.

Following the completion of the Exchange Offer, the Company will seek the Irish High Court's confirmation required for a reduction of its share capital (equity capital) in an amount equal to the book value of the shares it will hold, at that time, in DePfa Bank AG, to be satisfied by distribution of those shares in DePfa Bank AG to its shareholders.

It is intended that the shareholder resolution required for the approval of the capital reduction should be passed no later than upon completion of the Exchange Offer, i.e. by those shareholders holding the shares initially subscribed upon incorporation of the Company. Investors should note that it is not intended to convene a separate general meeting of the shareholders of the Company to approve the capital reduction following completion of the Exchange Offer. The passing of a resolution on capital reduction will be conditional upon the Exchange Offer being completed. Where the Board of Directors then resolves to proceed with the implementation of the measures planned, Court approval will be sought for the capital reduction as soon as practicable thereafter.

Irish law requires a hearing before the High Court in Dublin with regard to the Company's application for confirmation of the capital reduction. Said hearing would take place on a day to be appointed by the High Court following a separate application for that purpose. At the same time as the High Court fixes the hearing date, it will direct how the date of the hearing should be announced. The Company will propose that such announcement be placed in a leading German national newspaper, in the Bundesanzeiger (Official Gazette of the Federal Republic) and in The Irish Times newspaper, and that notice of the hearing date be communicated to all shareholders.

The hearing will take place on the date so notified or on a later date if the High Court adjourns the hearing. The High Court has sole discretion whether or not to confirm a reduction in capital. The High Court will consider any submissions and evidence presented to it so as to establish whether the requirements of Irish law and the Company's Memorandum and Articles of Association, so far as these are applicable, have been complied with, whether the resolution for the reduction of the Company's share capital has been approved by its shareholders (which approval, as described above, shall be granted prior to the completion of the Exchange Offer), and whether both planning and execution of the reduction of capital are fair and reasonable in the light of all circumstances. The High Court may announce its decision immediately following the hearing or may defer this until a date to be announced later.

Where the High Court grants its leave, the reduction of capital will become effective on registration of the High Court order (together with a court-approved endorsement showing the amended share capital) with the Registrar of Companies in Dublin.

The DePfa Bank AG shares will be entitled to a share in the profits from 1 January 2002. It is proposed that a resolution regarding the attribution of distributable profit for the 2001 Financial Year will be passed by the annual general meeting of DePfa Bank AG, immediately following the approval and confirmation of the Financial Statements of DePfa Bank AG for the 2001 Financial Year. The dividends for the 2001 Financial Year will be distributed to the Company immediately thereafter. The purpose of this approach is to ensure equal distribution of DePfa Group's equity capital between the Public Finance and Property Groups.

Following the split, shareholders of the Company will be able to trade their shares independently of the DePfa Bank AG shares that they were allocated. The shares of the Company and of DePfa Bank AG will be listed separately, using different German Securities Code (WKN).

Shareholders of DePfa Deutsche Pfandbriefbank AG who choose not to tender their shares in the Exchange Offer will, nonetheless, be eligible to participate in the flotation of DePfa Bank AG. See "Concept of the Split – Sale of DePfa Deutsche Pfandbriefbank AG's stake in DePfa Bank AG to the Company".

Measures Following the Implementation of the Split Concept

Transfer of all assets of DePfa-Bank Europe plc to the Company

After implementation of the split, it is proposed that DePfa-Bank Europe plc transfer almost all its assets and liabilities in accordance with Part III of the Irish Central Bank Act 1971 to the Company without any consideration. The business, that had been conducted by DePfa-Bank Europe plc up until this time, will then be continued by the Company. DePfa-Bank Europe plc will no longer conduct its own business following the transfer. The transfer of assets and liabilities will be neutral in terms of income tax. It is proposed that DePfa-Bank Europe plc remain as a shell corporation in the Group.

Potential purchase of shares in DePfa Investment Bank Ltd

DePfa intends to increase its stake in DePfa Investment Bank Ltd. DePfa-Bank Europe plc currently holds 60% of the total share capital of DePfa Investment Bank Ltd which it acquired from DePfa Deutsche Pfandbriefbank AG. See "Concept of the Split – Sale of DePfa Bank AG's stake in DePfa Investment Bank Ltd to DePfa-Bank Europe plc". It is proposed that, along with other assets, DePfa-Bank Europe plc will transfer its shareholding in DePfa Investment Bank Ltd to the Company in accordance with Part III of the Irish Central Bank Act 1971 (see above "Transfer of all assets of DePfa-Bank Europe plc to the Company") subject to any requirements under Cypriot law. The remaining balance of the shares in DePfa Investment Bank Ltd (40%) is held by Catalina Management Ltd. Insofar as the opportunity arises to acquire these remaining shares at reasonable terms and conditions through contributions in kind, in return for the issue of new shares of the Company, the Company plans to acquire the entire outstanding share capital of DePfa Investment Bank Ltd. Whilst initial talks on such an acquisition have been held with the owners of Catalina Management Ltd, a conclusion has yet to be reached. The Board of Directors will endeavour to expedite discussions and to clarify whether, and on what terms and conditions, the acquisition of the remaining stake in DePfa Investment Bank Ltd would be possible.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of operations of the DePfa Group should be read in conjunction with the Financial Statements and related notes of both the DePfa Group and DePfa Holding plc included elsewhere in this Offering Circular. The financial data for the Financial Years 2000, 1999 and 1998 set forth below have been derived from DePfa Deutsche Pfandbriefbank AG's 2000 and 1999 audited consolidated financial statements (including the comparative figures for the 1998 Financial Year) which are included elsewhere in this Offering Circular. The consolidated financial statements for the Financial Years 2000 and 1999 (including the comparative figures for the 1998 Financial Year) were audited by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, as independent auditors, the respective reports being included herein under "Financial Information".

The consolidated financial data as of and for the nine months ending 30 September 2000 and 30 September 2001 have been derived from DePfa Deutsche Pfandbriefbank AG's unaudited interim consolidated financial statements of which the interim consolidated financial statements as at 30 September 2001 (with comparable figures) are also included elsewhere in this Offering Circular (the unaudited interim consolidated financial statements and the audited consolidated financial statements together are hereinafter referred to as the "Financial Statements"). The interim results set forth below for the nine months ending 30 September 2001 may not be indicative of the results for the entire 2001 Financial Year in any case.

The ultimate goal of the Exchange Offer is to split the DePfa Group into two separate groups, a Public Finance Bank and a Property Bank. In order to assist shareholders of DePfa Deutsche Pfandbriefbank AG in deciding whether to exchange their shares in DePfa Deutsche Pfandbriefbank AG for Shares of DePfa Holding plc, unaudited pro-forma consolidated financial data as of and for the nine months ending 30 September 2001 and 2000 have been prepared for both the Public Finance Bank and the Property Bank. These statements were derived from the unaudited interim consolidated financial statements of DePfa Deutsche Pfandbrief AG, and are based on various assumptions. The pro-forma consolidated financial data set forth below for the nine months ending 30 September 2001 may not be indicative of the results for the entire 2001 Financial Year. There can be no guarantee that the pro-forma consolidated financial data will be indicative of the present or future financial condition and earnings of the Public Finance Bank or the Property Bank, respectively, had the assumptions made for the preparation of such data, in fact, been correct. For a description of the assumptions forming the basis of pro-forma consolidated financial data, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Pro-Forma Consolidated Financial Data for the Public Finance Bank and the Property Bank as at 30 September 2001 and 30 September 2000".

The Financial Statements have been prepared in accordance with US Generally Accepted Accounting Principles ("US GAAP"), which differ in material respects from German accounting standards. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Significant differences between US GAAP and the German Commercial Code (HGB) accounting standards relevant to DePfa's Financial Statements".

The following discussion and analysis includes forward-looking statements that involve risks and uncertainties. Due to a large number of reasons, including but not limited to those discussed in "Risk Factors" and elsewhere in this Offering Circular, the actual or future results of DePfa, the Company, the Public Finance Bank or the Property Bank could differ materially from those anticipated in or implied by such forward-looking statements.

On 1 January 1999, the euro was introduced as the common legal currency of eleven member states of the European Economic and Monetary Union, including the Federal Republic of Germany. DePfa has adopted the euro as its reporting currency in its Financial Statements and has translated all Deutsche Mark amounts at the fixed official conversion rate of DEM 1.95583 = EUR 1.00. Although the Financial Statements depict the same trends as would have been shown had DePfa presented them in Deutsche Mark, they may not be directly comparable to the financial statements of companies in other countries that have also been restated in euro. Prior to the adoption of the euro, the currency of other countries fluctuated against the Deutsche Mark, but as the euro did not exist prior to

1 January 1999, historical exchange rates for the euro are not available. Therefore, the amounts set forth below for dates or periods prior to 1 January 1999 will not be comparable to the amounts reported by other companies which report in euro but had to restate these amounts from currencies other than the Deutsche Mark.

Overview

In 1999, DePfa Group's results of operations improved significantly over the results of the previous year. Due to depreciations on participating interests in property development companies and revaluation of credit risks, the results for the 2000 Financial Year were about the same level as for those of 1998. With a 91% increase in the Group retained income within the first nine months of 2001 compared with the same period of the previous Financial Year, the DePfa Group has, in fact, achieved a very good nine-month result.

DePfa Group's main sources of income were net interest income and net commission income. The development of the net interest income during the period under review was primarily determined by the interest development over the last years. On the back of rapidly falling inflation levels, interest rates in Euroland reached their historic low in early 1999 (across all maturity ranges). Following economic recovery and a rise in inflation levels due to higher energy prices, interest rates continued to significantly increase up until the first half of the year 2000. At present, recessionary tendencies in the USA, an economic slowdown in Euroland and considerable price drops on the crude oil market have once again resulted in a lowering of key interest rates. Whereas historic lows have already been reached in the US, the interest level in Euroland is still clearly above the low reached in early 1999 (in particular in the short-term range). This is attributable to the rather cautious monetary policy adopted by the European Central Bank. The development of the net commission income was primarily determined by the income of DePfa IT Services AG, which expanded both its business activities and its position in major European countries during the reporting period.

The European real estate markets experienced an upward phase until 1999, which, in the meantime, has lost its momentum in the Western European urban centres due to the general economic slowdown. At present, both development activity and vacancy rates in these urban centres are low (Frankfurter Allgemeine Zeitung of 22 November 2001). However, as a general rule, the trends in the various centres of the European real estate market can also take very different directions.

The domestic real estate markets have developed quite differently during the reporting period. While a significant drop in vacancy rates was observed in most urban centres, the situation in Berlin, Leipzig and Dresden continues to be characterised by an excess supply, in office space in particular. However, the office market in the real estate strongholds of Dusseldorf, Frankfurt, Hamburg and Munich remained resistant to cyclical swings. Up until mid 2001, new inquiries grew at rates ranging from 30% to 50%. The letting of office space – which is the relevant indicator for trends on the commercial property markets – did not show any signs of decline. Experts forecast that the offer of completed office space in the Leipzig region will only be absorbed by the market over the course of several years. Similarly, given the significantly lower price level, the letting of office space in Berlin suffered a 25% drop in turnover.

Strong expansion of business

DePfa Group's development during the period under review (1 January 1998 to 30 September 2001) was characterised by a strong expansion of its business. As a financial services provider for the public sector, DePfa Group enjoys increasing success. DePfa Group caters for the public sector in Europe, Japan and, to a certain extent, North America by providing a comprehensive product range, from financing budgets and infrastructural projects, through to the placement of public-sector assets and the provision of advisory services. Above all, the high momentum of DePfa's Public Finance Activities is clearly evidenced by the fact that the public finance portfolio grew by 63.7% from early 1998 to 30 September 2001, this increase being almost exclusively based on a strong rise within the portfolio outside Germany. Over the same

period, at 43.2%, considerable growth was achieved in the area of Property Activities due to an increase in lending. This rise also resulted predominantly from an increase in the non-domestic portfolio.

As at 30 September 2001, DePfa Group's entire outstanding securities (including loans taken out) totalled € 80.8 billion. At a volume of € 59.3 billion, corresponding to a 73.4% share, the Pfandbrief (asset-covered bond) is the most important refinancing vehicle of DePfa Group. It is particularly noteworthy that the portfolio of Global and Jumbo Pfandbrief issues grew from € 13.8 billion in early 1998 by 171.7% to € 37.5 billion as at 30 September 2001.

International expansion

Since its privatisation in the early nineties, DePfa Group has developed from a mortgage bank, focused on the German market, to an international financial institution. Its growth during the period under review has resulted primarily from the international expansion of the Public Finance and Property Activities.

The volume of international Public Finance grew disproportionately by 189.8% (€ 46.5 billion) from € 24.5 billion in early 1998 to € 71.0 billion as at 30 September 2001. This expansion was characterised by regional diversification within Europe, with the emphasis being on Italy and Spain and, to a lesser degree, on France. During the period under review, DePfa also established its Public Finance business in both Japan and Canada. As at 30 September 2001, the volumes reached were € 12.0 billion (Japan) and € 2.4 billion (Canada).

In the property business, the share of international lending more than doubled during the period under review. The volume of international property financing grew by 171.0% (€ 5.3 billion) from € 3.1 billion in early 1998 to € 8.4 billion as at 30 September 2001. With a Property network comprising branches and representative offices, DePfa Group has established a presence in eleven European countries and the US. Within Europe, DePfa's business expansion was concentrated on Belgium, Denmark, France, United Kingdom, Italy, the Netherlands and Switzerland. Outside Europe, the lending business in the US totalling € 878 million (as at 30 September 2001) is of particular importance.

Due to the fact that DePfa Group has significantly increased its international focus over the last years, the Group's income taxes were predominantly characterised by a high share of foreign income taxed at more favourable rates than those in Germany.

Increasing significance of DePfa-Bank Europe plc and DePfa Investment Bank Ltd

DePfa Group's positive earnings development during the period under review was mainly attributable to DePfa-Bank Europe plc, Dublin, and DePfa Investment Bank Ltd in Cyprus. DePfa-Bank Europe plc was founded as a wholly owned subsidiary of DePfa Deutsche Pfandbriefbank AG in 1993. With its registered office in Dublin, the company is based in an international financial centre and has a full banking licence. The company's activities focus primarily on the international Public Finance business outside Germany. With a volume of international Public Finance business, that increased by 139.6% (€ 20.1 billion) to a total of € 34.5 billion as at 30 September 2001 (approximately half of the entire international Public Finance business volume), DePfa-Bank Europe plc contributed substantially to the expansion of this segment. Founded in 1998 and based in Nicosia, Cyprus, DePfa Investment Bank Ltd fulfils a variety of different functions: origination and placement of Public Finance, provision of advisory services to countries and public-sector enterprises in connection with the restructuring of their debts, asset and fund management as well as own-account trading with securities and other financial instruments. The activities of DePfa Investment Bank Ltd focus on Central and Eastern Europe. DePfa Bank AG holds a 60% stake in DePfa Investment Bank Ltd's share capital, with the remaining 40% being held by the latter's management.

Preparations for the split of Public Finance and Property Activities – asset pool and restructuring provision

The Consolidated Financial Statements for the Financial Year 2000, and the interim consolidated financial statements as at 30 September 2000 were predominantly characterised by the preparations for the split of the Public Finance and Property Activities. In preparation of the split between Public Finance and Property Activities, the Management Board (Vorstand) of DePfa Deutsche Pfandbriefbank AG resolved in the year 2000 to dispose of a portion of the Group's real estate and participating interests in project development companies in the short term. The properties concerned are mainly held by consolidated project development companies or directly by individual Group companies. These properties were removed from the items "Land and property", "Property leased to third parties" and "Foreclosed assets" and combined to a balance-sheet asset pool that is included under the item "Other Assets" in the balance sheet. In addition, there are a few other properties held by consolidated project development companies that are not exclusively controlled by DePfa; therefore, only the respective participating interests are shown in the Consolidated Financial Statements. As at 31 December 2000, the Asset Pool was shown in the balance sheet with an amount of € 643 million.

The selling process is already underway for some of the properties contained in the asset pool (22 properties) (the "Portfolio") which are to be disposed of within the framework of an international tender. The fact that these properties of the Asset Pool are intended to be sold at short term resulted in their valuation with the continued purchase prices as upper limit. This resulted, in turn, in expenditures, both as at 30 September 2000 and 31 December 2000, which is particularly reflected under "Other operating expenditure" and, to a lesser degree, under "Provision for loan losses" and "Depreciation on property and equipment".

The increase in the risk provisioning in 2000 resulted primarily from new assessments of credits risks and problems within the credit portfolio of a German branch.

For the purpose of implementing the concept of splitting the Public Finance and Property Activities in two independent banks, expenses for the creation of a restructuring provision were already recorded under the item "Other expenditure" in the 2000 Consolidated Financial Statements. These expenses result mainly from the preparation of the transactions of the asset pool and only to a lesser extent from advisory services.

Change in scope of consolidation

In addition to DePfa Deutsche Pfandbriefbank AG, the 2000 Consolidated Financial Statements include 54 German (1999: 34, 1998: 15) and 22 foreign subsidiaries (1999: 9, 1998: 10). Of the companies consolidated during the year 2000, ten companies will belong to the Public Finance Bank Group and 67 to the Property Bank Group following implementation of the concept of the split. The increase of the scope of consolidation did not have any material effect with regard to the comparative figures of previous years.

In the year 2000, the DePfa Group acquired Deutsche Structured Finance GmbH, Frankfurt/Main, which operates in the field of planning and distributing leasing funds.

For the purpose of increasing the liable capital within the Group, two subsidiaries were founded in the USA: DePfa Funding Trust and DePfa Funding LLC. The DePfa Group has increased its regulatory equity capital by € 220 million by way of an issue of non-cumulative preferred securities.

Significant differences between US GAAP and the German Commercial Code (HGB) accounting standards relevant to DePfa's Financial Statements

The differences between the German Commercial Code and US GAAP, which are relevant to the Group accounts of DePfa Deutsche Pfandbriefbank AG, are set out below.

Securities

In accordance with SFAS 115 (Accounting for Certain Investments in Debt and Equity Securities), securities are classified into three categories depending on the purpose for which they were purchased: held to maturity, available for sale and trading.

Securities held to maturity are recorded at net book value. In valuing securities available for sale, changes in their market value are recorded in other comprehensive income without impacting profit and loss while changes in the market value of trading securities are recorded in the profit and loss account.

By contrast, under the German Commercial Code a valuation at the lower of cost or market is mandatory. All changes in valuation are charged to the profit and loss account.

Repurchased debt securities

Under US GAAP, debt securities, which are repurchased, lead to a reduction of outstanding liabilities in the balance sheet. This takes place irrespective of whether the paper is intended for resale or not.

The difference between the cost of acquisition and the book value is reported under income in the profit and loss account. Under the German Commercial Code, the securities are capitalised and valued strictly at the lower of cost or market.

Treasury stock

Under US GAAP, own shares are to be deducted from equity. Differences between the purchase price and their realisable value are taken into account in the equity and excluded from profit and loss. The provisions of the German Commercial Code state that the difference between the purchase price and realisable value should be capitalised and recorded in income in the profit and loss account.

Derivatives

Under US GAAP, the new standard SFAS 133, supplemented by SFAS 137 and 138, is mandatory for all Financial Years commencing after 15 June 2000 with regard to the reporting of derivatives and hedging transactions. This means that all derivatives must be reported and valued at their market value. The balance-sheet reporting of derivatives within the scope of hedge accounting is dependent on the hedging relationship. This means that, in the case of fair-value hedges, changes in market-value of the derivative and the related underlying transaction are recognised in the profit and loss account (derivative hedging against risks resulting from value changes of assets, liabilities or contractual obligations). Market value changes of derivatives in connection with cash-flow hedges (derivative hedging related to variable cash flows) are first identified under "Other comprehensive income" without any impact on the profit and loss account, and then recognised, affecting income, if the underlying transaction has an impact on the profit and loss account.

For accounting periods prior to 2001, under US GAAP, all derivatives, which do not fulfil the strict criteria for hedge accounting, are reported at fair value in the profit and loss account. This valuation is effected irrespective of the commercial hedging effect of the transaction in question. Derivatives forming part of a hedging relationship are reported on a basis consistent with the hedged transaction. All derivatives valued are reported under other assets or other liabilities.

Under the German Commercial Code, the reporting of hedging relationships is subject to less stringent requirements than under US GAAP. Neither underlying nor hedging transactions are re-valued. On derivatives without any hedging relationship, unrealised losses resulting from changes in market values are recorded and charged to the profit and loss account while unrealised gains are not reflected in the profit and loss.

Provision for loan losses

For loans within the scope of SFAS 114 (Accounting by Creditors for Impairment of a Loan), specific charges are determined based on the present value of future cash flows discounted at the loan's effective rate or based on the fair value of the collateral provided. Where applicable, the market value can be used. Portfolios of smaller sized loans of a similar type that are collectively evaluated for impairment such as private residential mortgage loans, fall outside the scope of SFAS 114.

General provisions are maintained to cover inherent losses in the portfolio that have not yet been specifically identified.

Under the German Commercial Code, account is taken of potential credit risk on the basis of historical loan loss experience, taking into account the parameters prescribed under tax legislation.

Provision for general banking risks as permitted under section 340 f and section 340 g of the German Commercial Code is not permissible under US GAAP.

Property and equipment

Under US GAAP, property and equipment may not be carried at more than the historic cost less scheduled depreciation. Extraordinary depreciation is to be carried out if the value is permanently impaired. Under the provisions of US GAAP, any subsequent revaluation does not lead to any recovery, while a recovery is required under the provisions of the German Commercial Code.

Deferred taxes

Under US GAAP, deferred taxes must be provided for on all differences between tax reporting and financial reporting in the Group accounts, irrespective of when the differences are netted (temporary concept). In addition, a deferred tax asset is mandatory for tax losses carried forward. Under the German Commercial Code, differences in results, which are likely to be reversed in the foreseeable future (timing concept), are supported by deferred taxes, no deferred taxes may be created on tax losses carried forward.

Pension provisions

Unlike German law, forward-looking assumptions such as future salary developments and career expectations are to be taken into account under US GAAP. The basis for the valuation is equivalent to the prevalent capital market rate.

Costs of developing computer software

Under US GAAP, the costs of developing software for use by the Group are to be capitalised, while this is prohibited under the German Commercial Code.

Profit and Loss Accounts

The following table summarises the profit and loss accounts of DePfa Group for the Financial Years 2000, 1999 and 1998 as well as for the nine-month periods ending on 30 September 2001 and 30 September 2000.

Consolidated Profit and Loss Accounts:

	1 January – 30 September 2001 (unaudited)	1 January – 30 September 2000 (unaudited)	1 January – 31 December 2000 (audited)	1 January – 31 December 1999 (audited)	1 January – 31 December 1998 (audited)
	(in million €)				
Interest and similar income from					
– lending business and money market transactions	3,985	4,057	5,298	4,950	5,594
– fixed-income securities	2,507	1,654	2,530	1,780	908
Interest and similar expenses	6,046	5,295	7,281	6,033	6,036
Net interest income	**446**	**416**	**547**	**697**	**466**
Income from non fixed-income securities and equity interests	14	30	27	11	12
Commission income	151	131	203	182	170
Commission expenditure	54	49	75	58	45
Trading result	40	53	8	54	45
Other income	162	56	172	64	109
Other operating income	**313**	**221**	**335**	**253**	**291**
General administrative expenditure	245	220	347	269	238
Thereof:					
Staff costs					
Wages and salaries	122	112	180	127	119
Social security costs	29	27	36	33	33
Other administrative expenditure	94	81	131	109	86
Depreciation and amortisation of intangible assets and property and equipment	27	29	33	30	21
Other expenditure	57	93	171	80	91
Operating results before provision for loan losses	**430**	**295**	**331**	**571**	**407**
Provision for loan losses	88	112	154	62	139
Income before income taxes	**342**	**183**	**177**	**509**	**268**
Income taxes	102	50	(10)	219	110
Income after income taxes	**240**	**133**	**187**	**290**	**158**
Minority interest income	26	21	32	13	1
Group net income	**214**	**112**	**155**	**277**	**157**

Results of Operations of the First Nine Months of the Financial Years 2001 and 2000

Interest and similar income

Interest and similar income is derived from lending business and money market transactions as well as from fixed-income securities.

Interest and similar income from lending business and money market transactions decreased from € 4,057 million during the first nine months of 2000 by € 72 million (1.8%) to € 3,985 million during the first nine months of 2001. The decline was particularly marked in the property segment where, due to lower interest levels, the income decreased by € 61 million, despite an increase in lending volume. During this period, DePfa Group lowered its property lending rates for domestic business, in the case of five-year terms, for example, from 6.15% to 5.20%.

Interest receivable and similar income from fixed-income securities increased by € 853 million (51.6%), from € 1,654 million during the first nine months of 2000 to € 2,507 million during the first nine months of 2001. This increase resulted primarily from the larger securities portfolio which grew during the first nine months of 2001 by € 12.3 billion, from € 57.1 billion to € 69.4 billion.

Interest and similar expenses

Interest and similar expenses contains interest expenditure for Pfandbriefe (asset-covered bonds), other bonds, loans taken up, hybrid capital and other banking transactions.

Interest and similar expenses increased by € 751 million (14.2%), from € 5,295 million during the first nine months of 2000 to € 6,046 million during the first nine months of 2001. The increase during the first nine months of 2001 was mainly due to a rise in short-term refinancing funds. For instance, the volume of money market funds raised grew during the first nine months from € 8,122 million to € 20,098 million.

Net interest income

Due to the factors described, net interest income increased by € 30 million (7.2%), from € 416 million during the first nine months of 2000 to € 446 million during the first nine months of 2001.

Income from non fixed-income securities and equity interests

Income from non-fixed-income securities and equity interests includes current income from shares and other non-fixed-income securities and participations.

Income from non-fixed-income securities and equity interests decreased by € 16 million (53.3%), from € 30 million during the first nine months of 2000 to € 14 million during the first nine months of 2001. The decline of this item in 2001 was mainly due to the fact that the income of consolidated special investment funds has dropped.

Commission income

Commission income comprises commission income from banking transactions, from IT services and other commission income.

Commission income increased by € 20 million (15.3%), from € 131 million during the first nine months of 2000 to € 151 million during the first nine months of 2001. This rise in commission income during 2001 resulted predominantly from the increase in the income of DePfa IT Services AG (up by

€ 19 million) due to its expanding business volume. In addition, Deutsche Structured Finance GmbH contributed, in particular, other commission income totalling € 4 million.

Commission expenditure

Commission expenditure contains commission expenditure from banking transactions, from IT services and other commission expenditure.

Commission expenditure increased by € 5 million (10.2%), from € 49 million during the first nine months of 2000 to € 54 million during the first nine months of 2001. With its business expansion, DePfa IT Services AG, in particular, contributed to this rise (€ 7 million).

Trading result

The trading result includes the gains and losses from securities trading, derivatives trading as well as the gains and losses from derivatives in hedging transactions which do not meet the hedging requirements pursuant to US GAAP.

The trading result decreased by € 13 million (24.5%), from € 53 million during the first nine months of 2000 to € 40 million during the first nine months of 2001. This reduction was due to a decrease in DePfa Investment Bank Ltd's trading result, which fell from € 31 million to € 18 million.

Other income

Other income comprises in particular the positive results from the sale of securities, property income and other operating income.

The other income grew by € 106 million (189.3%), from € 56 million during the first nine months of 2000 to € 162 million during the first nine months of 2001. In 2001, this item comprises in particular the higher income from securities sales as well as the one-off income realised on the sale of the participating interest in Deutsche Börse AG of € 32 million.

Other operating income

Due to the factors described above, other operating income increased by € 92 million (41.6%), from € 221 million during the first nine months of 2000 to € 313 million during the first nine months of 2001.

General administrative expenditure

General administrative expenditure contains, inter alia, staff costs and other administrative expenditure such as advisory fees, office expenditure as rent, advertising and software development costs.

The general administrative expenditure increased by € 25 million (11.4%), from € 220 million during the first nine months of 2000 to € 245 million during the first nine months of 2001. The increase in the year 2001 results almost equally from higher staff costs (€ 12 million) and a rise in other administrative expenses (€ 13 million). The primary reason for these increases was the consolidation of newly acquired companies within the IT Services Group (five companies).

Depreciation and amortisation of intangible assets and property and equipment

Depreciation and amortisation of intangible assets and property and equipment decreased by € 2 million (6.9%), from € 29 million during the first nine months of 2000 to € 27 million during the first nine

months of 2001. The drop recorded as at 30 September 2001 resulted predominantly from the depreciation on the asset pool carried out as at 30 September 2000.

Other expenditure

Other expenditure includes, inter alia, negative results from the sale of securities, write-down of participations, expenditure on foreclosed assets, expenditure on the asset pool, other taxes and other operating expenditure. The other expenditure decreased by € 36 million (38.7%), from € 93 million during the first nine months of 2000 to € 57 million during the first nine months of 2001. The drop recorded as at 30 September 2001 resulted predominantly from the depreciation on the asset pool carried out as at 30 September 2000.

Operating results before provision for loan losses

Due to the factors described above, the operating results before provision for loan losses increased by € 135 million (45.8%), from € 295 million during the first nine months of 2000 to € 430 million during the first nine months of 2001.

Provision for loan losses

The provision for loan losses contains, inter alia, the additions and reductions for the specific and general loan loss provisions.

The provision for loan losses decreased by € 24 million (21.4%), from € 112 million during the first nine months of 2000 to € 88 million during the first nine months of 2001. This drop was due to new assessments of credits risks, which lead to a higher need for specific loan loss provisions.

Income before income taxes

Due to the factors described above, income before income taxes increased by € 159 million (86.9%), from € 183 million during the first nine months of 2000 to € 342 million during the first nine months of 2001.

Income taxes

Income taxes comprise current taxes and deferred taxes for Germany and other countries.

Income taxes grew by € 52 million (104.0%), from € 50 million during the first nine months of 2000 to € 102 million during the first nine months of 2001. This rise was primarily due to an improvement in the profit before taxes as at 30 September 2001, compared to the same nine-month period of the previous year.

Income after income taxes

Due to the factors described above, income after income taxes increased by € 107 million (80.5%), from € 133 million during the first nine months of 2000 to € 240 million during the first nine months of 2001.

Minority interest income

Minority interest income includes the participation of shareholders outside the DePfa Group.

Minority interest income increased by € 5 million (23.8%) from € 21 million during the first nine months of 2000 to € 26 million during the first nine months of 2001. Via the DePfa Funding Trust, DePfa Group issued preferential participation certificates, having a volume of € 220 million, to investors outside the

Group. This amount is recognised as core capital for regulatory purposes. The increase of this item as at 30 September 2001 results from the income attributable to these investors.

Group net income

Due to the factors described above, Group net income increased by € 102 million (91.1%) from € 112 million during the first nine months of 2000 to € 214 million during the first nine months of 2001.

Results of Operations in the Financial Years 2000, 1999 and 1998

Interest and similar income

Interest and similar income from lending business and money market transactions decreased by € 644 million (11.5%), from € 5,594 million in the 1998 Financial Year to € 4,950 million in the 1999 Financial Year, and increased again, by € 348 million (7.0%), to € 5,298 million in the 2000 Financial Year. The decrease from 1998 to 1999 resulted from a smaller existing average amount of interest-bearing receivables and a lower interest rate level. A higher interest rate level and a higher existing amount of interest-bearing receivables were mainly responsible for the increase of this item in 2000.

Interest and similar income from fixed-income securities grew by € 872 million (96.0%), from € 908 million in the 1998 Financial Year to € 1,780 million in the 1999 Financial Year, and increased by a further € 750 million (42.1%) to € 2,530 million in the 2000 Financial Year. Over the last three years, the DePfa Group has taken into account the increasing demand of public bodies to refinance themselves through the issue of securities and has therefore shifted the focus of its Public Finance business more towards fixed-income securities. Thus, the increase in interest income from fixed-income securities in 1999 compared with 1998 and, again, in 2000 results mainly from the larger securities portfolio in each year.

The following table provides an overview of DePfa Group's net interest income. When interpreting this data, it should be noted that the volumes in the low-margin Public Finance business (growth of approximately € 47 billion from early 1998 to 30 September 2001) increased far more considerably than those of the high-margin Property business (increase of approximately € 7 billion from early 1998 to 30 September 2001).

	1 January – 30 September		1 January – 31 December		
	2001	2000	2000	1999	1998
	(in million €, except percentages)				
Net interest income	446	416	547	697	466
Average interest-bearing assets[1]	158.398	144.100	144.708	126.709	105.952
Average interest-bearing liabilities[1]	157.786	143.221	143.818	125.574	104.794
Gross interest yield[2]	5,46%	5,28%	5,41%	5,31%	6,14%
Gross interest rate paid[3]	5,11%	4,93%	5,06%	4,80%	5,76%
Net interest spread[4]	0,35%	0,35%	0,35%	0,51%	0,38%
Net interest margin[5]	0,38%	0,38%	0,38%	0,55%	0,44%

[1] The "interest-earning assets" consist of the following balance-sheet items: "Loans and advances to banks", "Loans to customers" and "Debt securities and other fixed-income securities". The "interest-bearing liabilities" consist of the following balance-sheet items: "Deposits by banks", "Deposits by customers", "Securitised liabilities" and "Hybrid capital". Average balances for each year or each reporting period are calculated on the basis of starting and end balances for each quarter, except the balances for the three-month periods ending 31 March 1998, 31 March 1999 and 31 March 2000, which are determined by equally dividing the increase generated during the six-month periods ending 30 June 1998, 30 June 1999 and 30 June 2000. For the three-month periods in 1998 and 1999, the calculation of the "interest-bearing assets" and the "interest-bearing liabilities" is based on German law (HGB). For purposes of comparability adjustments of HGB financial data were made in conformity with US-GAAP.

2) Gross interest yield is the average interest rate earned on the average interest-earning assets.

3) Gross interest rate paid is the average interest rate accrued on average interest-bearing liabilities.

4) Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.

5) Net interest margin is the net interest revenues expressed as a percentage of average interest-earning assets.

Interest and similar expenses

Interest payable and similar expenditure decreased slightly by € 3 million (0.1%), from € 6,036 million in the 1998 Financial Year to € 6,033 million in the 1999 Financial Year, and rose once again by € 1,248 million (20.7%) to € 7,281 million in the 2000 Financial Year. Due to the lower interest rate level in 1999 compared to 1998, the interest expenses dropped slightly in 1999. The increase in 2000 resulted in particular from the rise in both interest-bearing liabilities and funding costs.

Net interest income

Due to the factors described above, net interest income grew by € 231 million (49.6%), from € 466 million in the 1998 Financial Year to € 697 million in the 1999 Financial Year, but fell by € 150 million (21.5%) to € 547 million in the 2000 Financial Year.

Income from non fixed-income securities and equity interests

Income from non fixed-income securities and equity interests decreased by € 1 million (8.3%), from € 12 million in the 1998 Financial Year to € 11 million in the 1999 Financial Year, and increased by € 16 million (145.5%) to € 27 million in the 2000 Financial Year. The changes in both reporting periods are due to different levels of income from special investment funds.

Commission income

Commission income was up by € 12 million (7.1%), from € 170 million in the 1998 Financial Year to € 182 million in the 1999 Financial Year, and increased by a further € 21 million (11.5%) to € 203 million in the 2000 Financial Year. The rise in the commission income in 1999 was caused primarily by a € 10 million increase in the income of DePfa IT Services AG. In addition to the further increase of DePfa IT Services AG's commission income by € 6 million (due to its business expansion), during the year 2000 commission income was also generated by the newly acquired Deutsche Structured Finance GmbH. This resulted for the first time in an entry under the item "Other commission income" in the amount of € 16 million.

Commission expenditure

Commission expenditure was up by € 13 million (28.9%), from € 45 million in the 1998 Financial Year to € 58 million in the 1999 Financial Year, and increased by a further € 17 million (29.3%) to € 75 million in the 2000 Financial Year. Compared with 1998, increased commission expenditure in DePfa IT Services AG and higher intermediation fees were incurred during 1999. The rise in commission expenditure during the year 2000 was caused primarily by higher commission expenditure of DePfa IT Services AG and the increase in commission expenditure of Deutsche Structure Finance GmbH.

Trading result

The trading result grew by € 9 million (20.0%), from € 45 million in the 1998 Financial Year to € 54 million in the 1999 Financial Year, and dropped by € 46 million (85.2%) to € 8 million in the 2000 Financial Year. The increase in the trading result in 1999 resulted largely from the trading result of DePfa Investment Bank Ltd. The decrease in 2000 is attributable to derivatives from hedging transactions that

did not meet the hedging requirements under US GAAP. See "Differences between US GAAP and the German Commercial Code (HGB) accounting standards relevant to DePfa's Financial Statements – Derivatives".

Other income

Other income fell by € 45 million (41.3%), from € 109 million in the 1998 Financial Year to € 64 million in the 1999 Financial Year, and rose by € 108 million (168.8%) to € 172 million in the 2000 Financial Year. The decrease in other income in 1999, compared with 1998, resulted primarily from proceeds generated by the sale of securities in 1998, which did not generate any proceeds during 1999. The strong increase in 2000 was due to both proceeds from the sale of securities and, in particular, income from real property, such as rental income.

Other operating income

As a result of the described factors, the other operating income decreased by € 38 million (13.1%), from € 291 million in the 1998 Financial Year to € 253 million in the 1999 Financial Year, and increased by € 82 million (32.4%) to € 335 million in the 2000 Financial Year.

General administrative expenditure

General administrative expenditure grew by € 31 million (13.0%), from € 238 million in the 1998 Financial Year to € 269 million in the 1999 Financial Year, and increased by a further € 78 million (29.0%) to € 347 million in the 2000 Financial Year.

The increase in general administrative expenditure in 1999 resulted from higher staff costs and a rise in other administrative expenditure. While staff costs exhibited a disproportionately low growth (€ 8.0 million or 5.3%), the other administrative expenditure rose largely due to DePfa Investment Bank Ltd having an abridged Financial Year in 1998 and an increase in expenditure for external advisory services. The increase in general administrative expenditure in the year 2000 was mainly due to an increase in staff costs. This increase resulted, in turn, from the expanded scope of consolidation on the part of DePfa IT Services AG, provisions for the long-term incentive plan of DePfa Deutsche Pfandbriefbank AG and, to a limited extent, new hires. In addition, higher administrative expenditure was also incurred in particular due to the expanded scope of consolidation on the part of DePfa IT Services AG, advisory expenditure and expenditure for software development.

Depreciation and amortisation of intangible assets and property and equipment

Depreciation and amortisation of intangible assets and property and equipment increased by € 9 million (42.9%), from € 21 million in the 1998 Financial Year to € 30 million in the 1999 Financial Year, and by € 3 million (10.0%) to € 33 million in the 2000 Financial Year. The increase in depreciation in the year 2000 essentially resulted from higher depreciation on buildings at subsidiaries.

Other expenditure

Other expenditure fell by € 11 million (12.1%), from € 91 million in the 1998 Financial Year to € 80 million in the 1999 Financial Year, and rose by € 91 million (113.8%) to € 171 million in the 2000 Financial Year. Despite expenditure for the securities holdings, other expenditure decreased in 1999 as compared with 1998. This was caused, in particular, by expenditure in connection with the restructuring of DePfa Group in 1998 and higher expenditure for real property not set aside for own use in 1998. The increase in other expenditure in the year 2000 was due to a variety of reasons, such as, in particular, expenditure in the amount of € 73 million associated with the valuation of the asset pool at fair value. In addition, restructuring provisions totalling € 18 million were created for the implementation of the

concept of the split, of which € 16 million were set aside in connection with the preparation of the asset pool transaction and € 2 million primarily for advisory expenditure.

Operating results before provision for loan losses

Due to the factors described above, operating results before provision for loan losses grew by € 164 million (40.3%), from € 407 million in the 1998 Financial Year to € 571 million in the 1999 Financial Year, but fell by € 240 million (42.0%) to € 331 million in the 2000 Financial Year.

Provision for loan losses

Provisions for loan losses fell by € 77 million (55.4%), from € 139 million in the 1998 Financial Year to € 62 million in the 1999 Financial Year, but rose once again by € 92 million (148.4%) to € 154 million in the 2000 Financial Year. The decrease in 1999 resulted mainly from the lower need for specific loan loss provisions. The pronounced increase in the year 2000 resulted from new assessments of credit risks as well as from increased loan loss provisions within the credit portfolio of a German branch.

Income before income taxes

Due to the factors described, income before income taxes grew by € 241 million (89.9%), from € 268 million in the 1998 Financial Year to € 509 million in the 1999 Financial Year, but fell by € 332 million (65.2%) to € 177 million in the 2000 Financial Year.

Income taxes

Income taxes increased by € 109 million (99.1%), from € 110 million in the 1998 Financial Year to € 219 million in the 1999 Financial Year, and dropped by € 229 million (104.6%) to −€ 10 million in the 2000 Financial Year. The increase in 1999 reflected the increase in profit before taxes of DePfa Group. The following three factors were largely responsible for the significant drop in the year 2000: first, the decrease in income before taxes; second, positive effects as a result of a high portion of foreign profits subject to more favourable tax conditions; and third, write-backs of deferred tax liabilities arising from the change in the applicable enacted tax rate.

The average tax rate increased from 41% in the 1998 Financial Year to 43% in the 1999 Financial Year and plummeted to −5.6% in the 2000 Financial Year. The increase in 1999 reflected the higher income of the Group companies in Germany that were taxed at a rate of 53%. The decrease in the year 2000 is described above.

Income after income taxes

Due to the factors described, income after taxes grew by € 132 million (83.5%), from € 158 million in the 1998 Financial Year to € 290 million in the 1999 Financial Year, but fell by € 103 million (35.5%) to € 187 million in the 2000 Financial Year.

Minority interest income

Minority interest income increased from € 1 million in the 1998 Financial Year to € 13 million in the 1999 Financial Year (€ 12 million increase) and grew by a further € 19 million (146.2%) to € 32 million in the 2000 Financial Year. The increase in 1999 was a consequence of the results of DePfa Investment Bank Ltd, in which shareholders outside DePfa Group hold a 40% participation. In the year 2000, once again, the improved results of DePfa Investment Bank Ltd were the main reason for the increase in minority interest income during the year. Via the DePfa Funding Trust, DePfa Group issued preferential participation certificates, having a volume of € 220 million, to investors outside the Group. This amount

is recognised as core capital for regulatory purposes. The income attributable to these investors also contributed to the increase in this item in the year 2000.

Group net income

Due to the factors described, the Group net income grew by € 120 million (76.4%), from € 157 million in the 1998 Financial Year to € 277 million in the 1999 Financial Year, but fell by € 122 million (44.0%) to € 155 million in the 2000 Financial Year.

Consolidated balance sheets

The following table summarises the consolidated balance sheet data of DePfa Group for the Financial Years 2000, 1999 and 1998 as well as for the nine-month periods ending 30 September 2001 and 30 September 2000.

Consolidated balance sheets:

	As at 30 Sep.		As at 31 Dec.		
	2001	2000	2000	1999	1998
	(unaudited)		(audited)		
			(in million €		
Assets					
Cash and balances with central banks	274	1,174	1,204	1,042	219
Public sector debt instruments and bills, which are admitted for refinancing at central banks	–	105	203	–	51
Loans and advances to banks	15,636	16.396	12,584	13,625	13,567
Loans and advances to customers	80,167	75,454	78,135	76,855	76,949
Debt securities and other fixed-income securities	69,374	57,114	56,418	47,132	24,129
Equities and other non fixed-income securities	230	565	344	562	470
Participations	119	351	358	302	39
Intangible assets	51	40	50	41	45
Property and equipment	124	269	177	231	167
Other assets	2,103[2]	1,525	2,134	840	1,005
Interest deferral, and prepaid expenses	5,477	5,016	4,839	4,359	3,964
Total assets	**173,555[2]**	**158,009**	**156,446**	**144,989**	**120,605**
Shareholders' equity and liabilities					
Liabilities to banks	48,722	44,674	44,489	38,633	22,299
Liabilities to customers	16,018	12,705	13,287	11,775	10,755
Certificated liabilities	96,972	90,091	86,998	84,641	77,882
Other liabilities	1,818[2]	1,220	2,562	1,638	2,142
Interest deferral, and deferred income	5,811	5,224	5,074	4,634	4,152
Provisions	271	351	306	377	304
Hybrid capital	1,510	1,655	1,435	1,311	1,311
Minority interest	319	88	305	51	31
Equity					
Subscribed capital	108	108	108	108	92
Capital reserves	416	416	416	416	432
Retained earnings	1,494	1,338	1,490	1,338	1,097
Other comprehensive income	(118)[2]	27	(64)	31	77
Group retained income[1]	214	112	40	36	31
Total shareholders' equity and liabilities	**173,555[2]**	**158,009**	**156,446**	**144,989**	**120,605**
Contingent liabilities and irrevocable loan commitments					
Contingent liabilities from rediscounted bills	–	–	–	–	26
Contingent liabilities on guarantees and indemnity agreements	762	925	1,131	1,067	1,401
Irrevocable loan commitments	3,193	6,051	4,407	6,091	4,673

[1] In the annual financial statements, the net profit of DePfa Deutsche Pfandbriefbank AG as the parent company is shown under "Group retained income", whereas the interim financial statements show the same item as "Group net income".

[2] Amended as against value published on 6 November 2001 in interim Group financial statements as at 30 September 2001.

Balance Sheet as at 30 September 2001 and 2000

Selected individual items from the DePfa Group balance sheet are described below.

Loans and advances to banks

The item "Loans and advances to banks" comprises primarily communal loans, fixed deposits, balances held with banks and other loans and advances to banks.

Loans and advances to banks dropped by € 760 million (4.6%), from € 16,396 million as at 30 September 2000 to € 15,636 million as at 30 September 2001. This reduction was mainly due to a decline in communal loans granted.

Loans and advances to customers

The item "Loans to customers" consists primarily of communal loans and property loans.

Loans to customers grew by € 4,713 million (6.2%), from € 75,454 million as at 30 September 2000 to € 80,167 million as at 30 September 2001, this increase being due to both segments.

Debt securities and other fixed-income securities

The item "Debt securities and other fixed-income securities" includes held-to-maturity, available-for-sale and trading securities.

Debt securities and other fixed-income securities increased by € 12,260 million (21.5%), from € 57,114 million as at 30 September 2000 to € 69,374 million as at 30 September 2001. The increase of this item reflects the rise in refinancing of public bodies through the issuance of securities.

Participations

Participations include, inter alia, shares in non-consolidated affiliated and associated companies as well as other participations.

The participations decreased by € 232 million (66.1%), from € 351 million as at 30 September 2000 to € 119 million as at 30 September 2001. The repayment of DePfa Bank AG's 10% shareholding in an investment company was the reason for the reduction recorded as at 30 September 2001.

Property and equipment

The item "Property and equipment" includes land and property, as well as office furniture and equipment.

The participations decreased by € 145 million (53.9%), from € 269 million as at 30 September 2000 to € 124 million as at 30 September 2001. This reduction resulted predominantly from the re-classification of objects into the asset pool, contained in other assets.

Other assets

The item "Other assets" consists of, inter alia, the asset pool, foreclosed assets, derivatives with positive market values, deferred tax assets and other assets.

The other assets grew by € 578[1)] million (37.9%)[1)], from € 1,525 million as at 30 September 2000 to € 2,103[1)] million as at 30 September 2001, this increase being primarily due to the creation of the asset pool.

1) Amended as against value published on 6 November 2001 in interim Group financial statements as at 30 September 2001.

Liabilities to banks

Liabilities to banks comprise deposits and other liabilities.

Liabilities to banks grew by € 4,048 million (9.1%), from € 44,674 million as at 30 September 2000 to € 48,722 million as at 30 September 2001, the increase in 2001 being due to the expansion of business.

Liabilities to customers

Liabilities to customers include deposits and other liabilities.

This item rose by € 3,313 million (26.1%), from € 12,705 million as at 30 September 2000 to € 16,018 million as at 30 September 2001, this increase mainly resulting from higher deposits.

Certificated liabilities

Certificated liabilities include mortgage bonds, public-sector mortgage bonds, other bonds and money-market securities issued.

Certificated liabilities to banks increased by € 6,881 million (7.6%), from € 90,091 million as at 30 September 2000 to € 96,972 million as at 30 September 2001. This increase resulted from DePfa Group's business expansion which lead to more pronounced refinancing through money market instruments.

Provisions

Provisions consist of provisions for pensions, tax provisions and other provisions.

Provisions decreased by € 80 million (22.8%), from € 351 million as at 30 September 2000 to € 271 million as at 30 September 2001. The reason for this decline was the lowering of the tax rates in Germany as from 2001, which resulted in write-backs of deferred tax liabilities.

Minority interest

Minority interest includes, inter alia, the interests of extra-Group shareholders in DePfa Investment Bank Ltd (40%) and the DePfa Funding Trust.

Minority interest increased by € 231 million (262.5%), from € 88 million as at 30 September 2000 to € 319 million as at 30 September 2001.

The reason for this increase was the issuance of preference shares by the DePfa Funding Trust to shareholders outside the DePfa Group.

Equity

The equity capital of the parent company, DePfa Deutsche Pfandbriefbank AG, is reported as subscribed capital and reserves.

With € 108 million and € 416 million respectively, both the subscribed capital and the reserves remained unchanged during the periods under review.

The decrease in "Other comprehensive income" as at 30 September 2001 resulted mainly from negative developments on the capital market.

Derivative financial instruments, hedging and application of SFAS 133

Since 1 January 2001 DePfa has adopted SFAS 133 as amended by SFAS 137 and SFAS 138 for the accounting of derivatives and for hedge accounting. Pursuant to these standards, a separate disclosure of positive and negative market values of derivative instruments is required. Valuation adjustments from hedged items are to be shown in the balance sheet line item which the hedge item refers to.

In the unaudited consolidated interim financial statements as of 30 September 2001 included in this prospectus, DePfa has provided a net disclosure of the balance sheet impacts of valuation effects of hedging derivatives together with the valuation effects from hedged items in the balance sheet line item Other Liabilities. In a gross presentation of the effects, the line item Other Liabilities, which reflects negative market values of derivatives, would have amounted to € 5,3 billion (disclosure in the interim financial statements: € 1,8 billion) and the line item Other Assets, which reflects the positive market values of derivatives, would have amounted to € 2,9 billion (disclosure in the interim financial statements: € 2,1 billion). The offsetting effects—not being recognised in the unaudited interim financial statements as of 30 September 2001—resulting from the valuation of hedged items, are reflected in the balance sheet line items Loans to Customers, Deposits by Banks and Securitised Liabilities, none of them—referring to the respective presentation in the balance sheet as included in this prospectus—being materially affected by the net disclosure.

The net presentation is continued also for the presentation of the unaudited consolidated pro forma interim financial data of the DePfa Group.

In addition, DePfa has amended the unaudited interim financial statements as of 30 September 2001 included in this prospectus as against the unaudited interim financial statements published on 6 November 2001 in order to reflect an adjustment of other comprehensive income in the amount of € −45 million, resulting from the application of FAS 133. € −21,4 million (after tax) of this aggregate amount result from the impacts of the valuation of the effective portion of cash flow-hedge derivatives, which are shown in the Group Statements of Changes in Shareholders Equity as unrealised gains/losses from market valuation of securities.

Balance Sheet as at 31 December 2000, 1999 and 1998

Selected individual items from the DePfa Group balance sheet are described below.

Loans and advances to banks

Loans and advances to banks increased only slightly by € 58 million (0.4%), from € 13,567 million as at 31 December 1998 to € 13,625 million as at 31 December 1999, and decreased by € 1,041 million (7.6%) to € 12,584 million as at 31 December 2000. A major reason for this reduction was a decline in communal loans granted.

Loans and advances to customers

With € 76,855 million as at 31 December 1999, the loans and advances to customers remained almost the same compared to € 76,949 million as at 31 December 1998, and grew by € 1,280 million (1.7%) to € 78,135 million as at 31 December 2000.

The main reason for the increase in the year 2000 was the expansion of international property lending business.

Debt securities and other fixed-income securities

Debt securities and other fixed-income securities increased by € 23,003 million (95.3%), from € 24,129 million as at 31 December 1998 to € 47,132 million as at 31 December 1999, and were up by a further € 9,286 million (19.7%) to € 56,418 million as at 31 December 2000. The increase of this item in 1999 as well as in 2000 reflects the increasing refinancing of public bodies by means of securities.

Participations

Participations increased by € 263 million (674.4%), from € 39 million as at 31 December 1998 to € 302 million as at 31 December 1999, and were up by a further € 56 million (18.5%) to € 358 million as at 31 December 2000. The increase in participations during 1999 resulted mainly from DePfa Bank AG's acquisition of a 10% participation in an investment company, which was repaid in 2001. The purchase of a number of participations of minor significance contributed to the further increase in the year 2000.

Property and equipment

Property and equipment increased by € 64 million (38.3%), from € 167 million as at 31 December 1998 to € 231 million as at 31 December 1999, and decreased by € 54 million (23.4%) to € 177 million as at 31 December 2000. The additions in 1999 were based on the re-classification of one property after its completion. The reduction in the year 2000 resulted predominantly from the re-classification of objects to the asset pool.

Other assets

Other assets decreased by € 165 million (16.4%), from € 1,005 million as at 31 December 1998 to € 840 million as at 31 December 1999, and increased by € 1,294 million (154.0%) to € 2,134 million as at 31 December 2000. The decrease in 1999 was mainly due to the re-classification of the above-mentioned completed object to "Property and equipment". The strong increase in the year 2000 was primarily the result of the creation of the asset pool and an increase in derivatives having positive market values. The expanded scope of consolidation was a further reason for the increase in this item.

Liabilities to banks

Liabilities to banks increased by € 16,334 million (73.2%), from € 22,299 million as at 31 December 1998 to € 38,633 million as at 31 December 1999, and were up by a further € 5,856 million (15.2%) to € 44,489 million as at 31 December 2000. The increase in the years 1999 and 2000 was mainly a result of the business expansion.

Liabilities to customers

Deposits by customers increased by € 1,000 million (9.3%), from € 10,775 million as at 31 December 1998 to € 11,775 million as at 31 December 1999, and were up by a further € 1,512 million (12.8%) to € 13,287 million as at 31 December 2000. The increase in both years resulted mainly from the rise in both loans taken out and other liabilities from underwriting and lending business.

Certificated liabilities

Certificated liabilities grew by € 6,759 million (8.7%), from € 77,882 million as at 31 December 1998 to € 84,641 million as at 31 December 1999, and were up by a further € 2,357 million (2.8%) to € 86,998 million as at 31 December 2000. The increase in the years 1999 and 2000 resulted from the business expansion of DePfa Group, whereby refinancing through money market instruments became more prominent.

Provisions

The provisions increased by € 73 million (24.0%), from € 304 million as at 31 December 1998 to € 377 million as at 31 December 1999, and decreased by € 71 million (18.8%) to € 306 million as at 31 December 2000. The increase in provisions in 1999 was caused mainly by higher tax provisions as a result of the improved profit situation. The decrease in the year 2000 resulted from lower deferred tax liabilities, as described under "Income taxes". This decrease was only partially compensated for by the provisions set aside for both the restructuring of DePfa Group and the long term incentive plan for the Management Board of DePfa Deutsche Pfandbriefbank AG.

Minority interest

Minority interest increased by € 20 million (64.5%), from € 31 million as at 31 December 1998 to € 51 million as at 31 December 1999, and were up by a further € 254 million (498.0%) to € 305 million as at 31 December 2000. The increase in 1999 was caused, in particular, by a capital increase of DePfa Investment Bank Ltd. The issuance of preference shares by the DePfa Funding Trust to shareholders outside the DePfa Group was the main reason for the increase in the year 2000.

Equity

Due to a € 16 million capital increase out of retained earnings, the share capital grew from € 92 million as at 31 December 1998 to € 108 million as at 31 December 1999.

The decrease of "Other comprehensive income" in 1999 resulted mainly from the price decline of unhedged available-for-sale securities. The further decrease in 2000 was caused, inter alia, by the realisation of profits which had previously been contained in "Other comprehensive income" as unrealised profits, and the stock price development of available-for-sale securities.

Consolidated Statements of Cash Flow

The following table summarises the consolidated cash flow data of DePfa Group for the periods from 1 January to 31 December 2000, 1999 and 1998 as well as the periods from 1 January to 30 September 2001 and 2000. As at 30 September 2001 and 2000, DePfa reported combined cash flows from operating activities, investing activities and funding activities.

Consolidated Statements of Cash Flow:

	1 January – 30 September		1 January – 31 December		
	2001	2000	2000	1999	1998[1]
	(unaudited)			(audited)	
		(in million €)			
Group net income			**155**	**277**	**157**
Non-cash items included in balance sheet profits and transfers to cash flow from operating activities					
Provision for loan losses			156	69	146
Carrying value adjustments on foreclosed assets/asset pool			73	24	11
Depreciation and amortisation of property and equipment, financial assets and intangible assets			55	31	23
Net change in trading derivatives			25	(29)	(45)
Deferred taxes			(29)	67	(24)
Increase in accrued interest income			(548)	(395)	(710)
Increase in accrued interest expenses			359	482	675
Other non cash items			44	(27)	6
Subtotal			**290**	**499**	**239**
Gain/loss on sale of securities available for sale			(40)	29	(62)
Increase/decrease in other assets			(1,362)	(82)	(125)
Increase/decrease in other liabilities			1,141	137	302
Cash flow from operating activities			**29**	**583**	**354**
New property finance loans			(6,666)	(7,904)	
Property finance loans repayments			5,423	5,336	
New public sector loans			(7,355)	(11,592)	
Public sector loans repayments			9,966	13,232	
Change in other loans and advances to banks and customers			(1,736)	931	(3,735)
Purchase of securities available for sale and held to maturity			(21,648)	(38,368)	(17,048)
Sale of securities available for sale and held to maturity			12,579	14,744	4,926
Addition of foreclosed assets			–	(31)	(194)
Sale of foreclosed assets			22	113	109
Purchase of property and equipment, and financial assets			(224)	(371)	(64)
Sale of property and equipment, and financial assets			79	17	23
Change in scope of consolidation			(14)	0	(3)
Cash flow from investment activities			**(9,574)**	**(23,893)**	**(15,986)**

	1 January – 30 September 2001	2000	1 January – 31 December 2000	1999	1998[1]
	2001 (unaudited)	2000	2000	1999 (audited)	1998[1]
	(in million €)				
Payment from capital increase			–	0	17
Issue of preferred securities			220	0	n/a
Loan notes raised			509	755	
Loan notes repaid			(2,124)	(109)	
New issue of certificated liabilities			21,422	24,210	14,245
Certificated liabilities repaid			(19,065)	(17,451)	
Other amounts raised from banks and customers			8,984	16,708	986
Dividends paid			(36)	(31)	(28)
Cash flow from financing activities			**9,910**	**24,082**	**15,220**
Cash and cash equivalents at end of previous period	**1,407**	**1,042**	**1,042**	**270**	**682**
Cash flow from operating activities	378	320	29	583	354
Cash flow from investment activities	(18,201)	(12,917)	(9,574)	(23,893)	(15,986)
Cash flow from financing activities	16,690	12,729	9,910	24,082	15,220
Cash and cash equivalents at end of period	**274**	**1,174**	**1,407**	**1,042**	**270**
Interest paid			6,927	5,588	5,511
Income tax paid			79	124	115

[1] The presentation of the cash flow statement corresponds to the presentation in the financial statements as of 31 December 2000. As far as the corresponding figures of the financial year 1998 have not been published, the presentation of the 1998 figures has been made in the line items in the financial statements of 2000. Therefore, 1998 figures are presented on a net-basis while the presentation for 2000 is on a gross-basis.

The cash flow statement shows the cash flows broken down into operating activities, investing activities and financing activities. Aggregate cash flow reflects the changes in cash and cash equivalents which consist of cash on hand and balances with central banks. The cash flow from operating activities mainly reflects the Group retained income adjusted by non-cash items. The cash flow from investment activities is characterised by changes in assets, in particular in the lending and securities business. The cash flow from financing activities reflects the development of liabilities, with an emphasis on the development of certificated liabilities.

Unaudited Pro-forma Consolidated Financial Data for the Public Finance Bank and the Property Bank as at 30 September 2001 and 30 September 2000

Fundamental Principles Applied to Pro-Forma Consolidated Financial Data

The following explanations apply to the pro-forma consolidated financial data shown for the Public Finance Bank and the Property Bank as at 30 September 2001 and 30 September 2000, as set out below.

The present unaudited pro-forma consolidated financial data as at 30 September 2001 and 30 September 2000 were prepared on the basis of the scope of consolidation for the Public Finance Bank Group and the Property Bank Group, respectively, assuming the completion of all restructuring measures required to implement the split. The pro-forma consolidated financial data for the two new Groups are based on the unaudited consolidated interim financial statements of DePfa Deutsche Pfandbriefbank AG at 30 September 2001 and 30 September 2000, which were prepared in accordance with US GAAP. The structure of the balance sheet and profit and loss account contained in the consolidated financial statements of DePfa Deutsche Pfandbriefbank AG (as presented in this report), has generally been applied to the presentation of pro-forma consolidated financial data; individual items were aggregated for transparency reasons. The presentation of the pro-forma financial information is included herein to comply with German practice for which there is no promulgated standard of such statements. It should be read in conjunction with the unaudited consolidated interim financial statements of DePfa Deutsche Pfandbriefbank AG as at 30 September 2001 included herein (comparable figures). The presentation of this pro-forma financial information is not intended to and does not comply with Art. 11 of Regulation S-X of the Securities Act.

The pro-forma consolidated financial data for the Public Finance Bank Group and the Property Bank Group presented the financial condition and results of operations as at the two reporting dates as if the split of the two sub-Groups had already taken place prior to the beginning of the first pro-forma reporting period shown. The split into the two new Groups will be carried out on the basis of the split concept approved by the extraordinary general meeting of DePfa Deutsche Pfandbriefbank AG held on 15 October 2001.

The preparation of pro-forma consolidated financial data requires making estimates and assumptions, which influence the amounts of assets, liabilities, equity and other financial obligations at each pro-forma reporting date, as well as income and expenditure during the pro-forma periods under review. The most significant assumptions are discussed in the foreparts and footnotes to the pro-forma financial statements. In addition, the preparation of pro-forma financial statements required management to make assumptions regarding the allocation of historical operations, assets, liabilities, income and expenses to one of the two groups. Management believes its allocation method is reasonable. It is not possible to directly compare the pro-forma data of both Groups to the actual data reported by DePfa Deutsche Pfandbriefbank AG, particularly due to retro-active adjustments and the fact that consolidation items will be eliminated once the two Groups have come into existence. The pro-forma consolidated financial data do not purport to present the financial condition and results of operations of both Groups that would have ensued in the event of an actual split having taken place prior to the beginning of the first period under review; neither are they intended to represent a projection of the future development of the two Groups.

Underlying Assumptions For Pro-Forma Consolidated Financial Data

The assumptions made for the preparation of pro-forma consolidated financial data are based on facts currently known, and reflect the expectations as of today regarding events and decisions which will take place until the final split of the Groups. Future decisions may result in certain effects impacting future actual financial statements in a different manner than that anticipated in the pro-forma consolidated financial data. No assumptions have been made with respect to changes in the economic environment, or the behaviour of customers.

The material assumptions on which the pro-forma calculations have been based, as well as the resulting pro-forma adjustments, are described below, in detail. In addition, information on the material impact of assumptions is given in the explanatory points to individual items.

Fundamental assumptions

The preparation of pro-forma consolidated financial data for the Public Finance Bank Group and the Property Bank Group is generally based on the assumption that additions to assets, which are the result of pro-forma issues, are funded by each sub-Group by raising funds and creating additional liabilities, and that any cash inflows from the transfer of assets is invested with interest. The net balance of assets and liabilities created in this way are shown in the pro-forma statements under "Pro-forma assets" or "Pro-forma liabilities", respectively. In addition, the assumed interest rate for such raising of funds, or investment of cash inflows, has been set at 5%, without compounding.

Changes in net assets which are the result of pro-forma assumptions are reflected as pro-forma equity. To reconcile pro-forma equity to actual equity, assumptions have been made of an adjustment to the annual dividend distributions of DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG, to the extent that individual pro-forma issues have a direct impact on the amount of equity.

Transfers between group entities which are made reference to in the assumptions are accounted for as US-GAAP "transactions under common control" on the basis of book values even if payment is based on fair value differing from the book values. The difference between the consideration and the book value is treated as equity adjustment of the banks involved in the respective transaction in the pro-forma consolidated financial data.

Assumptions regarding changes in the legal structure of companies

The preparation of pro-forma consolidated financial data is based on the assumption that DePfa Holding plc, as the parent company of the new Public Finance Bank sub-Group, was incorporated prior to the beginning of the first pro-forma period under review. At the same time, it is assumed that the exchange of shares in DePfa Deutsche Pfandbriefbank AG for Shares of DePfa Holding plc has been completed. Due to an assumed exchange quota of 100%, the pro-forma consolidated financial data do not consider minority interest when transferring participations within the Group. Furthermore, it is assumed that (i) the final split of the two Groups has been completed prior to the beginning of the first pro-forma period under review, (ii) the pro rata distribution of shares in DePfa Bank AG to shareholders of DePfa Holding plc has taken place; and (iii) the Company and and DePfa Bank AG each have their own distinct shareholder structure.

Scope of consolidation

The scopes of consolidation for the Public Finance Bank Group and the Property Bank Group are based on the allocation of companies, following the split of Public Finance and Property Activities, to each respective Group. Where companies which form part of today's DePfa Group will be sold, and will therefore no longer be part of either of the two Groups, these companies are no longer shown in the respective scopes of consolidation for the purposes of pro-forma consolidated financial data. Changes in the scope of consolidation which are not related to the split are reflected in the pro-forma statements at the same points in time as in the actual financial statements. Management has elected not to separately disclose the impact of reversals of consolidation entries as a result of the split of the Public Finance and the Property Bank as illustrated in these pro-forma financial statements.

Intra-Group transactions

The pro-forma consolidated financial data do not take into account any consolidation effects of income and expenses, or of assets and liabilities between subsidiaries of the Public Finance Bank Group and the

Property Bank Group, respectively. This results in changes to individual line items in the balance sheets and the profit and loss accounts, compared to the actual financial statements. The higher aggregate balance sheet total of both pro-forma consolidated financial statements, compared to actual consolidated financial statements as at the respective reporting dates, is also partially attributable to this effect. Intra-Group interim results are not included in the pro-forma statements, even in the event of such results having been incurred between two sub-Groups. Management has elected not to separately disclose the impact of reversals of consolidation entries as a result of the split of the Public Finance and the Property Bank as illustrated in these pro-forma financial statements.

Transfer of participations

The process of splitting Public Finance and Property Activities involves the transfer of various participations in subsidiaries between companies belonging to either of the new Groups. The present pro-forma consolidated financial data is based on the assumption that these transfers already took place prior to the beginning of the first pro-forma period under review. Such transfers generally take place at market value. The major transfers including the sale of a 60% stake in DePfa Investment Bank Ltd, and of DePfa Capital Japan K. K. and of DePfa USA Inc., from the Property Bank Group to the Public Finance Bank Group; and the sale of DePfa Property Services B. V. GEV GmbH (including subsidiaries thereof) from the Public Finance Bank Group to the Property Bank Group. Further transfers involve businesses the activities of which are non-material, and minority interests. Differences between the net assets reported on the balance sheet and the transfer price are shown in the pro-forma statements as an adjustment to equity, in accordance with the principles governing transactions under common control, without any impact on the profit and loss account.

Inclusion of the atypical silent partnership

The inclusion of DePfa Deutsche Pfandbriefbank AG's atypical silent partnership in DePfa Bank AG into DePfa Bank AG is carried out at book value, as a capital increase against contributions in kind, in accordance with German Commercial Law. The present pro-forma consolidated financial data is based on the assumption that this transaction already took place prior to the beginning of the first pro-forma period under review. The effect of the distribution is to increase the equity of the Property Bank Group, while the equity of the Public Finance Bank Group is reduced accordingly. In contrast to actual financial statements, no interest is accrued on the silent partnership in the pro-forma statements. Accordingly, interest expenses or interest income shown in the respective individual financial statements are reflected in the pro-forma statements as adjustments to the dividend distributions of DePfa Bank AG (increased distribution) and DePfa Deutsche Pfandbriefbank AG (decreased distribution).

Dividend distributions of DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG

For the purposes of adjusting the respective equity levels of both Groups, it is planned that both DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG will distribute a portion of their retained earnings to the Company, by way of a special dividend. At this point, no final statement can be made regarding the amounts of such special dividends. The exact amounts can only be determined once a final decision has been made regarding the allocation of equity among the two Groups. Based on preliminary data, it is assumed that the amount to be distributed by DePfa Deutsche Pfandbriefbank AG is € 680 million, and that by DePfa Bank AG is € 160 million, in addition to an assumed ordinary 2001 dividend of € 40 million distributed by DePfa Bank to the Company. The shift in the allocation of capital, as a result of these dividend distribution, has an impact on the future equity levels of both Groups. The preparation of pro-forma consolidated financial data is based on the assumption that both special dividends and ordinary 2001 dividends were distributed prior to the beginning of the first pro-forma period under review. Based on the assumption of distinct shareholder structures, an assumption is made regarding actual dividend payments made in the past that dividends distributed by DePfa Bank AG were paid to third parties outside the DePfa Group; dividends distributed by DePfa Deutsche Pfandbriefbank AG have been adjusted accordingly.

Transfer of properties contained in the asset pool

The preparation of pro-forma consolidated financial data is based on the assumption that some of the properties contained in the asset pool which are classified as held for sale and which are expected to be sold during the first half of 2002 were sold prior to the beginning of the first pro-forma period under review. Since the Company has not signed a binding sale agreement the proceeds reflected in the pro-forma consolidated financial data equal the book value as at 30 September 2001 of the properties held for disposal. Management cannot provide assurance that the actual sale will occur in the expected time frame or the amount of expected proceeds will be realised. The remaining properties of the Asset Pool, including profits incurred, have been allocated to the Property Bank Group as from the first pro-forma period under review.

Transfer of the property financing portfolio

As discussed on page 40 the transfer of loans between the Public Finance Bank and the Property Bank must be handled on a loan by loan-basis. In some cases, a direct transfer of the loan is possible, while in other cases the cost of doing so may be prohibitive. At this point in time DePfa is unable to assess ultimately the method of the transfer of the economic benefits of these loans and has therefore assumed that all loans are capable of direct transfer and have been reflected accordingly. To the extent transfers are accomplished indirectly by means of credit derivatives the classification in the financial statements of the economic benefits over the life of the loan may differ from these assumed consolidated pro-forma financial data. Apart from the property financing portfolio it is assumed that existing balances for loan losses, contingent liabilities and irrevocable loan commitments are also transferred to the Property Bank Group. Furthermore, income and expenses incurred by DePfa Deutsche Pfandbriefbank AG in relation to its Property Activities are transferred to the Property Bank Group. Finally, the concurrent transfer of interest rate derivatives linked to property loans are also transferred.

Contributions have generally been based on the data shown in the segment reporting. The amounts resulting from the subsequent completion of the actual transfer of the property financing portfolio may differ from those shown in the pro-forma statements, in which case the financial effects on future actual financial statements will be different. See "Concept of the Split – Transfer of DePfa Deutsche Pfandbriefbank AG's property financing portfolio to DePfa Bank AG".

Transfer of pension provisions

The aggregate pension provisions of DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG will be distributed among the two Groups, on the basis of a pro rata allocation based on the future number of employees and members of the Management Board of the Public Finance Bank Group and the Property Bank Group, respectively. This will result in a transfer of approx. € 14 million in pension provisions from DePfa Deutsche Pfandbriefbank AG to DePfa Bank AG. The present pro-forma consolidated financial data is based on the assumption that this transfer already took place prior to the beginning of the first period under review. It is planned to keep pension provisions attributable to pensioners with their respective pension scheme, even after the split.

Tax implications

Where the pro-forma statements indicate additional income, compared to actual financial statements or for an individual Group, such income is subject to tax at the rate applicable for the respective period. In the event of lower income, tax relief is applied accordingly, compared to actual financial statements. Given that, based on current applicable law, the aggregate effects of tax burdens and tax relief resulting from the tax burden incurred on distributions and the tax implications of changes in the legal structure of companies are expected to nearly offset each other, these tax effects are not taken into account for the pro-forma statements. Shifts in profits between different tax jurisdictions, which might occur as a result of different tax rates applicable to the transfer of participations, are not considered in the pro-forma statements; this is based on the assumption that transactions involving participations will be fully funded from equity over a medium-term horizon.

Unaudited Pro-Forma Financial Data for the Public Finance Bank

The pro-forma data shown below are not comparable to historical segment results as at the respective reporting dates, as set out in the Notes to the interim consolidated financial statements of DePfa Deutsche Pfandbriefbank AG as at 30 September 2001 shown elsewhere in this Offering Circular; this is due to the fact that the pro-forma statements already retroactively take into account transactions which will come into effect in the future, such as changes in the legal structure of companies, or the disposal of parts of the asset pool.

Pro-forma Balance Sheet and Pro-Forma Profit and Loss Accounts for the nine-month periods ending 30 September 2001 and 30 September 2000

The tables shown below summarise unaudited pro-forma financial data for the Public Finance Bank, for the nine-month periods ending 30 September 2001 and 30 September 2000. See "Underlying Assumptions For Pro-Forma Consolidated Financial Data" above for the assumptions on which pro-forma financial data has been based.

Pro-Forma Consolidated Profit and Loss Account

	Public Finance Bank 1 Jan – 30 Sep (unaudited) (in million €)	
	2001	**2000**
Extended net interest income[1]	300	222
Net commission income[2]	3	4
Trading result	(37)	31
Total income	**266**	**257**
Administrative expenditure[3]	50	50
Other income/expenses[4]	68	(8)
Operating results before provision for loan losses	**284**	**199**
Provision for loan losses[5]	–	2
Income before income taxes	**284**	**197**
Income taxes	82	63
Minority interest income	25	20
Group net income	**177**	**114**

1) Margin in the amount of € 25 million (€ 17 million) is transferred alongside the property portfolio; interest expenses from the refinancing of the purchase price for DePfa Investment Bank Ltd amounts to € 10 million (€ 10 million); interest income on pro-forma assets of the Public Finance Bank amounts to € 8 million (€ 8 million); interest income achieved on the investment of special dividends from DePfa Bank AG amounts to € 8 million (€ 8 million).

2) Commission expenditure of € 3 million (€ 3 million) is transferred to the Property Bank as a result of the transfer of the property financing portfolio.

3) Administrative expenditure of € 44 million (€ 51 million) is transferred to the Property Bank as a result of the transfer of the property financing portfolio.

4) Income of € 0 million (€ 7 million) is transferred to the Property Bank as a result of the transfer of the property financing portfolio.

5) Provisions for loan losses in the amount of € 33 million (€ 17 million) are transferred to the Property Bank as a result of the transfer of the property financing portfolio.

The footnotes illustrate the material effects of assumptions taken on individual line items (figures as at 30 September 2000 in brackets). Results of transferred subsidiaries are not shown.

Discrepancies between pro-forma and actual figures are predominantly attributable to the elimination of consolidation effects.

Pro-Forma Consolidated Balance Sheet

	Public Finance Bank As at 30 Sep. 2001 (unaudited) (in million €)	2000
Assets		
Cash and balances with central banks	246	364
Public sector debt instruments and bills, which are admitted for refinancing at central banks	–	105
Loans and advances to banks	14,595	14,555
Loans and advances to customers[1]	53,818	51,907
Debt securities and other fixed-income securities	60,980	52,533
Equities and other non fixed-income securities	6	4
Participations[2]	10	11
Intangible assets	4	12
Property and equipment	88	62
Other assets[3]	12,639[5]	14,603
Interest deferral, and prepaid expenses	5,011	4,720
Total assets	**147,397[5]**	**138,876**
Shareholders' equity and liabilities		
Liabilities to banks	42,558	40,812
Liabilities to customers	5,200	3,954
Certificated liabilities[4]	90,463	85,123
Other liabilities	1,267[5]	1,540
Interest deferral, and deferred income	5,350	4,913
Provisions	85	147
Hybrid capital	1,083	1,304
Minority interest	314	84
Equity	1,077[5]	999
Total shareholders' equity and liabilities	147,397[5]	138,876
Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	51	59
Irrevocable loan commitments	1,536	2,957

1) Loan receivables, discounts, premiums and existing provisions for loan losses in the aggregate amount of € 12,043 million (€13,356 million) is transferred to the Property Bank as a result of the transfer of the property portfolio.

2) As a result of the restructuring, participations in the amount of € 213 million (€ 197 million) are transferred to the Property Bank, while participations in the amount of € 72 million (€ 72 million) are transferred to the Public Finance Bank. The transferred participations are consolidated.

3) Other assets include pro-forma assets in the amount of € 12,248 million (€ 13,466 million); in particular, this represents amounts related to the transfer of the property portfolio.

4) Certificated liabilities increase by € 1,238 million (€ 822 million), due to the fact that own-account securities positions are no longer jointly accounted for by the Public Finance Bank and the Property Bank.

5) Amended as against value published on 6 November 2001 in interim Group financial statements as at 30 September 2001.

The footnotes illustrate the material effects of assumptions taken on individual line items of the balance sheet (figures as at 30 September 2000 in brackets). Balances of transferred subsidiaries are not shown.

Among other factors, discrepancies between pro-forma and actual figures are predominantly attributable to the elimination of consolidation effects.

Unaudited Pro-Forma Results of Operations of the Public Finance Bank for the First Nine Months of the Financial Years 2001 and 2000

Extended net interest income

Extended net interest income includes interest and similar income, interest and similar expenses and income from non fixed-income securities and equity interests.

Extended net interest income increased by € 78 million (35.1%), from € 222 million during the first nine months of 2000 to € 300 million. This increase resulted primarily from the larger securities portfolio which grew by € 10 billion during the first nine months of 2001.

Net commission income

Net commission income is the balance of commission income and commission expenditure.

Net commission income decreased by € 1 million (25%), from € 4 million during the first nine months of 2000 to € 3 million. This was predominantly attributable to lower commission income of subsidiaries.

Trading result

The trading result fell by € 68 million, from € 31 million during the first nine months of 2000, to –€ 37 million. In addition to the impact of derivatives from hedging transactions that did not meet the hedging requirements under US GAAP, this was attributable to a decrease in the trading result of DePfa Investment Bank Ltd from € 31 million to € 18 million.

Administrative expenditure

Administrative expenditure includes staff costs, other administrative expenditure, and depreciation and amortisation of intangible assets and property and equipment

Administrative expenditure was unchanged, at € 50 million.

Other income/expenses

The balance of other income and other expenses increased by € 76 million, from –€ 8 million during the first nine months of 2000 to € 68 million during the first nine months of 2001. In 2001, this item comprises in particular the higher income from securities sales as well as the one-off income realised on the sale of the participating interest in Deutsche Börse AG of € 32 million.

Income taxes

Income taxes increased by € 19 million (30.2%), from € 63 million during the first nine months of 2000 to € 82 million during the first nine months of 2001. This rise was primarily due a 40.6% increase in profit before taxes of the Public Finance Bank, which exceeded the effect from the lower tax rate for domestic income.

Minority interest income (loss)

Minority interest income increased by € 5 million (25%), from € 20 million during the first nine months of 2000 to € 25 million during the first nine months of 2001. Via the DePfa Funding Trust, the Public Finance Bank issued preferential participation certificates, having a volume of € 220 million, to investors outside the Group. This amount is recognised as core capital for regulatory purposes. The increase of this item as at 30 September 2001 results from the income attributable to these investors.

Unaudited Pro-Forma Financial Data for the Property Bank

The pro-forma data shown below are not comparable to historical segment results as at the respective reporting dates, as set out in the Notes to the interim consolidated financial statements of DePfa Deutsche Pfandbriefbank AG as at 30 September 2001 shown elsewhere in this Offering Circular; this is due to the fact that the pro-forma statements already retroactively take into account transactions which will come into effect in the future, such as changes in the legal structure of companies, or the disposal of parts of the asset pool.

Pro-forma Balance Sheet and Pro-Forma Profit and Loss Accounts for the nine-month periods ending 30 September 2001 and 30 September 2000

The tables shown below summarise unaudited pro-forma financial data for the Property Bank, for the nine-month periods ending 30 September 2001 and 30 September 2000. See "Underlying Assumptions For Pro-Forma Consolidated Financial Statements" above for the assumptions on which pro-forma financial data has been based.

Pro-Forma Consolidated Profit and Loss Account

	Property Bank 1 Jan – 30 Sep	
	2001	2000
	(unaudited) (in million €)	
Extended net interest income[1)]	181	242
Net commission income[2)]	96	78
Trading result	76	22
Total income	**353**	**342**
Administrative expenditure[3)]	222	197
Other income/expenses[4)]	35	36
Operating results before provision for loan losses	**166**	**181**
Provision for loan losses[5)]	87	110
Income before income taxes	**79**	**71**
Income taxes	27	36
Minority interest income	0	1
Group net income	**52**	**34**

1) Margin in the amount of € 25 million (€ 17 million) is transferred alongside the property portfolio; interest income from the investment of the sale proceeds for DePfa Investment Bank Ltd amounts to € 10 million (€ 10 million); interest income on the investment of proceeds from the partial disposal of the asset pool amounts to € 9 million (€ 9 million); interest expenses for the refinancing of the special dividend distribution paid to the Company amount to € 8 million (€ 8 million); interest expenses on pro-forma liabilities amount to € 8 million (€ 8 million).

2) Net commission income of € 3 million (€ 3 million) is charged as a result of the transfer of the property financing portfolio.

3) Administrative expenditure of € 44 million (€ 51 million) is charged to the Property Bank as a result of the transfer of the property financing portfolio.

4) The partial disposal of the asset pool results in the elimination of € 12 million (€ 72 million) expenses set aside for this item; income of € 0 million (€ 7 million) is transferred to the Property Bank as a result of the transfer of the property financing portfolio.

5) Provisions for loan losses in the amount of € 33 million (€ 17 million) are transferred to the Property Bank as a result of the transfer of the property portfolio.

The footnotes illustrate the material effects of assumptions taken on individual line items (figures as at 30 September 2000 in brackets). Results of transferred subsidiaries are not shown.

Discrepancies between pro-forma and actual figures are predominantly attributable to the elimination of consolidation effects.

Pro-Forma Consolidated Balance Sheet:

	Property Bank As at 30 Sep. 2001	2000
	(unaudited) (in million €)	
Assets		
Cash and balances with central banks	28	810
Public sector debt instruments and bills, which are admitted for refinancing at central banks	–	–
Loans and advances to banks	4,643	4,193
Loans and advances to customers[1]	26,637	23,698
Debt securities and other fixed-income securities[2]	9,638	5,389
Equities and other non-fixed income securities	224	561
Participations[3]	88	337
Intangible assets	47	29
Property and equipment	36	128
Other assets[4]	1,225[6]	1,242
Interest deferral, and prepaid expenses	481	328
Total assets	**43,047[6]**	**36,715**
Shareholders' equity and liabilities		
Liabilities to banks	9,444	5,990
Liabilities to customers	10,835	8,765
Certificated liabilities	7,747	5,790
Other liabilities[5]	12,741[6]	14,139
Interest deferral, and deferred income	475	343
Provisions	170	195
Hybrid capital	597	521
Minority interest	7	4
Equity	1,031[6]	968
Total shareholders' equity and liabilities	**43,047[6]**	**36,715**
Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	711	866
Irrevocable loan commitments	1,657	3,094

1) Loans and advances to customers include loans, discounts, premiums and existing provisions for loan losses in the aggregate amount of € 12,043 million (€ 13 million) transferred by the Public Finance Bank.

2) This item increases by € 1,244 million (€ 812 million), due to the fact that own-account securities positions are no longer jointly accounted for by the Public Finance Bank and the Property Bank; as a consequence, these securities are subsequently valued at fair value.

3) As a result of the restructuring, participations in the amount of € 213 million (€ 197 million) are transferred to the Property Bank, while participations in the amount of € 72 million (€ 72 million) are transferred to the Public Finance Bank. The transferred participations are consolidated.

4) The completed sale of properties in the asset pool, in the amount of € 353 million (€ 328 million) is assumed.

5) Other liabilities include pro-forma liabilities in the amount of € 12,151 million (€ 13,936 million); in particular, this represents amounts related to the transfer of the property portfolio.

6) Amended as against value published on 6 November 2001 in interim Group financial statements as at 30 September 2001.

The footnotes illustrate the material effects of assumptions taken on individual line items (figures as at 30 September 2000 in brackets). Balances of transferred subsidiaries are not shown.

Discrepancies between pro-forma and actual figures are predominantly attributable to the elimination of consolidation effects.

Unaudited Pro-Forma Results of Operations of the Property Bank for the First Nine Months of the Financial Years 2001 and 2000

Extended net interest income

Extended net interest income includes interest and similar income, interest and similar expenses and income from non fixed-income securities and equity interests.

Extended net interest income decreased by € 61 million (25.2%), from € 242 million during the first nine months of 2000 to € 181 million. This decrease was attributable in particular to lower income achieved in the bank's treasury activities. In addition, income of consolidated special investment funds also decreased.

Net commission income

Net commission income is the balance of commission income and commission expenditure.

Commission income increased by € 18 million (23.1%), from € 78 million during the first nine months of 2000 to € 96 million during the first nine months of 2001. This increase was primarily due to the business expansion of DePfa IT Services AG, which accounted for € 12 million in improved results. In addition, Deutsche Structured Finance GmbH contributed other commission income totalling € 3 million.

Trading result

The trading result increased by € 54 million (245.4%), from € 22 million during the first nine months of 2000, to € 76 million. The increase is attributable to the fair value valuation of derivatives from hedging transactions that do not meet the hedging requirements under US GAAP.

Administrative expenditure

Administrative expenditure includes staff costs, other administrative expenditure, and depreciation and amortisation of intangible assets and property and equipment

Administrative expenditure increased by € 25 million (12.7%), from € 197 million during the first nine months of 2000 to € 222 million during the first nine months of 2001. The primary reason for the increase in 2001 is the consolidation of newly acquired companies by DePfa IT Services AG (five companies).

Provision for loan losses

The provision for loan losses decreased by € 23 million (20.9%), from € 110 million during the first nine months of 2000 to € 87 million during the first nine months of 2001. This drop was due to the fact that new assessments of credits risks were carried out in the year 2000, which lead to a higher need for specific loan loss provisions.

Income taxes

Income taxes decreased by € 9 million (25.0%), from € 36 million during the first nine months of 2000 to € 27 million during the first nine months of 2001. The tax burden decreased in spite of higher income before income taxes as at 30 September 2001, particularly as a result of the lower tax rates for domestic income which have been in force since the beginning of the year.

Refinancing, Capital Resources and Dividend Policy

Refinancing

As one of the largest issuing houses in Europe, the DePfa Group enjoys a leading position particularly in the Pfandbrief (asset-covered bond) market. With a volume of € 59.3 billion as at 30 September 2001, corresponding to a 73.4% share in the Group's total outstanding securities, the Pfandbrief is the most important refinancing vehicle of DePfa Group. As the largest and most important refinancing source, Global and Jumbo Pfandbrief issues are particularly noteworthy (€ 37,5 billion as at 30 September 2001). For short-term refinance, DePfa offers primarily Medium Term Notes (€ 7.6 billion). During the first nine months of 2001, DePfa Group borrowed € 8.9 billion, of which Global Pfandbrief issues accounted for € 4.5 billion.

DePfa Group plans to expand its Global Covered Bond programme whose funding strategy provides for a minimum of two issues per annum, with a minimum issue size of € 3 billion per issue.

Capital resources

The consolidated equity capital of the DePfa Group of € 2,114 million[1)] (30 September 2001) consists of subscribed capital, capital reserves, retained earnings, other comprehensive income and Group retained income. The equity capital of the parent company, DePfa Deutsche Pfandbriefbank AG, is reported as subscribed capital and reserves. The subscribed capital of € 108 million equates to a nominal value of € 3.00 per each of the 36,000,000 ordinary shares issued by DePfa Deutsche Pfandbriefbank AG. The capital reserves in the amount of € 416 million reflect the premium achieved when issuing the shares. The retained earnings in the amount of € 1,494 million as at 30 September 2001 are subject to change particularly due to Group retained income. The development of "Other comprehensive income" (30 September 2001: – € 118 million)[1)] depends, above all, on the value of unhedged available-for-sale securities and any changes in their portfolio.

Dividend policy

According to current planning, as the (temporary) joint parent company for both business divisions, DePfa Holding plc will adopt the present dividend policy of DePfa Deutsche Pfandbriefbank AG for the 2001 Financial Year. In technical terms, and to the extent permissible by law, the payment of 2002 dividends to shareholders will be carried out as an interim dividend.

The DePfa Bank AG shares allocated to the shareholders of the Company will be entitled to a share in the profits as from 1 January 2002.

1) Amended as against value published on 6 November 2001 in interim Group financial statements as at 30 September 2001.

Business

Overview

At its extraordinary general meeting held on 15 October 2001, the shareholders of DePfa Deutsche Pfandbriefbank AG approved, with a majority of 99.95% of the share capital represented at the meeting, a proposal to split DePfa Group into two exchange-listed banks for the separate management of Public Finance and Property Activities, which, in recent times, have operated as two increasingly independent divisions within the DePfa Group.

In order to implement the split in terms of the legal corporate structure, DePfa Holding plc was incorporated in Dublin, Ireland, on 9 October 2001. It is intended that the Company will manage DePfa's Public Finance division while DePfa Bank AG will continue to manage the property division. It is expected that the Company will offer its shares to all DePfa Deutsche Pfandbriefbank AG shareholders in exchange for their shares, at a ratio of 1:1, as from 19 January 2002. However, the share exchange and the entire concept of the split will only be carried out if at least 90% of the shares of DePfa Deutsche Pfandbriefbank AG are tendered for exchange. From the time the proposed share exchange becomes effective until the final split, the Company will operate as the ultimate parent company of the DePfa Group.

Function of DePfa Holding plc

Prior to the completion of the Exchange Offer and the issue of a banking licence, DePfa Holding plc will not conduct any banking business. Until such time, the Company will only take such steps as may be necessary for the implementation of the concept to split DePfa's Public Finance and Property Activities. See "Concept of the Split – Measures Associated with the Execution of the Split". In the course of implementing the split, the Company will be involved, in particular, in the following steps:

- application to the Central Bank of Ireland for a banking license (the license is expected to be granted in March 2002);

- making the Exchange Offer, including publication of the tender documents;

- implementation of the Exchange Offer, including a capital increase through contributions in kind by way of issuing new Shares in exchange for shares in DePfa Deutsche Pfandbriefbank AG;

- appointment of additional members to its Board of Directors. Upon completion of the Exchange Offer, seven non-executive directors will be appointed to the Company's Board of Directors: Count Christian Bassewitz, Dr Richard Brantner, Mr Hans Reich, Prof Dr Frances Ruane, Mr Jürgen Strauß, Prof Dr Hans Tietmeyer and Dr Jürgen Westphal. It is expected that Count Bassewitz, Mr Strauß and Dr Westphal will retire from the Board of Directors once the split of DePfa's Public Finance and Property Activities has been effected;

- the passing of a resolution by the shareholders' meeting (in all probability upon completion of the Exchange Offer), approving in particular the reduction in the share capital, for the purpose of allocating DePfa Bank AG shares to the shareholders of the Company, and to appoint additional members to the Board of Directors;

- implementing the second phase of the proposed split (see "Concept of the Split – Allocation of DePfa Bank AG shares to shareholders of the Company") by making an application to the Irish High Court for approval of a share capital reduction by the Company and the resulting transfer of DePfa Bank AG shares to the shareholders of the Company.

Corporate History of the DePfa Group

DePfa's origins date back to the year 1922, when its predecessor, "Preußische Landespfandbriefanstalt", was founded by the Prussian government in Berlin. Originally, its primary mission was to fund government-sponsored housing programmes. For this purpose, it was given the status of a non-profit making public mortgage bank with the right to issue asset-covered bonds ("Pfandbriefe"). The bank retained this right following the Second World War. In 1945, the bank was put under the control of the US military authorities and it resumed business in Wiesbaden in 1950. In 1954, the bank, under the name of "Deutsche Pfandbriefanstalt", became a federal corporation under public law, focusing on providing finance for housing construction. In the mid 1970s, business activities were expanded to include commercial property loans and long term funding for the public sector.

In early 1979, Deutsche Pfandbriefanstalt acquired a majority holding in Deutsche Bau- und Bodenbank AG, whose name was subsequently changed to DePfa Bank AG. Today, DePfa Bank AG is the management company for DePfa's Property Activities and a key member of the DePfa Group.

At the end of 1989/beginning of 1990, Deutsche Pfandbriefanstalt was converted into a joint stock corporation under German law (Aktiengesellschaft) and its name was changed to "Deutsche Pfandbrief- und Hypothekenbank AG". While the bank's public-law right to issue Pfandbriefe (asset-covered bonds) lapsed as a consequence, it was now entitled to issue Pfandbriefe by virtue of its new mortgage bank status. Deutsche Pfandbrief- und Hypothekenbank AG changed its name to DePfa Deutsche Pfandbriefbank AG in 1999. Since its privatisation, DePfa Deutsche Pfandbriefbank AG has developed into one of the largest Pfandbrief issuers in Germany.

Since March 1991, DePfa Deutsche Pfandbriefbank AG's shares have been traded at the Frankfurt Stock Exchange.

Public Finance Activities

Overview of business activities

DePfa Group's Public Finance Activities developed after the 1990 privatisation from the municipal lending business. Brokers were initially used both for the granting of loans to public sector entities and the placement of Pfandbriefe (asset-covered bonds) in the capital markets. DePfa has since moved away from operating through brokers alone and now maintains direct business relationships with a large number of sovereign and state entities in both Europe and Japan. It has also established close contacts with institutional investors worldwide. As a result, DePfa covers a significant part of the value creation chain of financial services for the public sector, ranging from budget financing through to infrastructure financing and investment banking. As at 30 September 2001, the total volume of issued Pfandbriefe was approximately € 59.3 billion.

Underpinning DePfa's Public Finance Activities is its specific expertise in credit analysis of state entities and supporting loan approval processes. Internal credit rating methods are used for assessments in connection with budget financing, the financing of infrastructure projects and for sovereign exposures in emerging markets. The DePfa Group has established a centre of competence for credit analysis and credit approval at DePfa-Bank Europe plc in Dublin. Credit analysis is a vital element of risk management. Its criteria are applied uniformly throughout DePfa's international (i.e. non-German) business and form an integral part of the in-house rating system. Due to the specific legal and regulatory framework in Germany (see "Public Finance Activities – Market Overview"), the German lending business has so far been excluded from the internal rating. However, DePfa intends to include Germany in its rating system within the next few months. Thus, the DePfa Group has specialist expertise which represents a sound, high-quality means to enter new markets, as was the case with Japan. Credit analysis is not only used as a basis for in-house investment decisions, but it also facilitates the placing of securities of public sector

debtors with other investors since the securities can be priced more accurately within the framework of a credit approval system.

The Public Finance Activities are geared towards the international market. DePfa Deutsche Pfandbriefbank AG is responsible for the business operations in Germany and, as the ultimate parent company, also coordinates the global activities of the entire DePfa Group. The Group conducts its international Public Finance business through the Dublin-based company DePfa-Bank Europe plc. The Group's investment banking activities are managed by its subsidiary DePfa Investment Bank Ltd in Nicosia, Cyprus. In addition, DePfa has offices in Copenhagen, London, Madrid, Milan, New York, Paris, Rome and Tokyo. This comprehensive network enables DePfa Group to efficiently service its clients in over 30 countries.

Market overview

The public sector debt within the European Union totalled some € 5,456 billion at the end of the year 2000. While the market is highly fragmented, it is at the same time characterised by high financing volumes. At the end of the year 2000, Italy had the largest public debt, running at about € 1,285 billion, with Germany a close second at around € 1,226 billion.

At the other end of the spectrum, Ireland had, with € 40 billion, the lowest national debt at the end of 2000 (all data as per Eurostat (Statistical Office of the EU), press release of 14 March 2001). The primary public sector level finances the majority of its budget deficit by issuing its own securities (mainly in the form of medium- and long-term bonds and certificates of indebtedness) directly on capital markets. The second state level (for example, the German Federal States (Bundesländer), municipalities and public law institutions) primarily raises capital by the taking out of loans, predominantly from domestic banks. Although the states and municipalities do not carry the explicit guarantee of the federal government, they benefit from certain forms of direct and indirect support from the federal and state governments, respectively. In Germany, for example, Article 106 of the German Constitution (Grundgesetz) allocates customs duties, capital transfer tax and other specified transaction taxes to the Federal Government. Article 106 further provides that revenue arising from personal income tax, corporate income tax and value added tax shall belong jointly to the Federal Government and the individual states (Gemeinschaftssteuern). The revenue of municipalities consists principally of portions of personal income tax, trade tax (Gewerbesteuer), payments from the states, non-personal taxes, such as real estate and business taxes, and local tax on consumption.

Various types of German public law institutions (Anstalten des öffentlichen Rechts) are entitled to issue securities or otherwise borrow money. In addition, under current German law, for example, public law institutions generally benefit from the principle of Anstaltslast (the "support obligation") under which the sovereign establishing the public law institution is obliged to financially support it. In many cases an explicit sovereign guarantee known as Gewährträgerhaftung (the "guarantee obligation") is also included in the statute establishing the institution.

According to a statement issued by the EU Commission in November 2001 (EU Commission, autumn 2001: Economic Forecasts 2001-2003), it can be assumed that the total volume of public sector debt in the European Union will not increase significantly in the coming years. Smaller countries such as Denmark, Finland, Sweden and Ireland are expected to achieve a budget surplus while a slight increase in deficits continues to be anticipated in larger countries, such as Italy, France and Germany. However, DePfa has been positioning itself for two countervailing tendencies: increased financing requirements due to a higher budgetary autonomy for regions within Europe on one hand, which is, on the other hand, (at least partially) absorbed by an increase in the number of public/private partnerships in infrastructure financing. In the year 2000, the market for public infrastructure projects within the European Union stood at approximately € 420 billion (Euroconstruct (Conference of European economic research institutes), December 2000). This market is characterised by smaller transaction volumes, but higher growth rates. According to Euroconstruct, it is becoming clear that the public sector in Europe will increasingly resort to

infrastructure financing structures to keep budget deficits under control. In Central and Eastern Europe, similar trends are evident in infrastructure financing, especially in countries that are candidates for accession to the European Union, where there is a significant demand for new transport infrastructures, energy-related projects and water supply. According to the Japanese Central Bank, the public sector in Japan is a growth market with around 80% of public sector financing currently being provided by the public post office savings system (Central Bank of Japan, Flow of Funds Accounts 2000). DePfa expects the public authorities in Japan to turn increasingly to other sources and techniques for budget financing.

Competition is defined by funding costs and issuer ratings. In the budget financing sector, pricing is the dominant competitive tool, and a decisive factor for market entry. With this in mind, the future positioning of DePfa Deutsche Pfandbriefbank AG as a large and efficient issuing bank will be one of the most important determinants of its success.

Strategy

It is intended that DePfa Holding plc will become the management company for DePfa Group's Public Finance Activities following the split; the Company will apply for an Irish banking license for this purpose. After the split, the Company will perform a dual role from its base in Dublin, conducting the non-German Public Finance Banking operations as well as managing the Public Finance Activities through its network of branches and subsidiaries. Within the applicable legal framework, the Company will devise and implement strategy, manage the operative business and financial resources with the objective of creating value and representing the Public Finance division in the capital markets and to the public at large. The German operative business will be managed by DePfa Deutsche Pfandbriefbank AG (as a future subsidiary of the Company), in this capacity being responsible for Public Finance in Germany and other countries where the guarantee structures meet the requirements of the German Mortgage Bank Act. This will offer DePfa Deutsche Pfandbriefbank AG the opportunity to use its flagship-product German Pfandbriefe. In addition, DePfa Deutsche Pfandbriefbank AG will also be responsible for a number of group functions (i.e. long-term funding, corporate communication).

DePfa views the concept of the split as a means of strengthening its current business model in Public Finance by increasing both product range and client coverage, while at the same time reducing funding costs.

Key milestones in executing its strategy are:

- It is intended to optimise the refinancing structure primarily by improving both position in the capital market and rating. The Management Board of DePfa Deutsche Pfandbriefbank AG expects that the ratings, as well as the relative funding costs, of the future Public Finance Bank will benefit notably from the split away from Property Activities, whose assets have traditionally been viewed less favourably by credit rating agencies.

- It is planned to launch an additional fixed-income product on the international capital markets in the near future. New legislation in Ireland will open up the way to fund a considerably higher proportion of international public sector budget financing through Irish asset-covered bond issues. Expansion of the long-term liabilities side of the balance sheet will improve the refinancing mix and contribute to additional income stability.

- Developing and expanding the business relationships with all significant public sector borrowers in both Europe and Japan.

- Expansion of investment banking activities, as the process of disintermediation (whereby states and municipalities will move away from financing through financial intermediaries to become direct issuers of securities) will gain in significance.

This means expanding DePfa's role as a lead manager or co-manager for larger public-law institutions and corporations seeking to tap the capital markets directly. The London branch office will focus on the changing relationship between sub-sovereign borrowers and the bond market. DePfa will therefore be able to compete more directly with the larger investment banks who currently have a strong position in the bond market.

- The investment banking activities should entail rating advice, origination, underwriting and placement. Since the time of its incorporation, DePfa Investment Bank Ltd has been active advising sovereign issuers in the emerging markets of Eastern and Southern Europe on questions of debt restructuring. It is planned to extend these activities to include the Latin American and Asian markets at a later stage.

- Via existing branches throughout Europe as well as the new office in London, infrastructure finance activities will focus on building on DePfa Group's existing contacts to public bodies.

- Geographically, the focus is on planned infrastructure improvements in European Union countries and accession candidates, such as the Czech Republic, Estonia, Hungary and Poland. The entry into emerging markets is envisaged with the backing of the European Investment Bank, the European Bank for Reconstruction and Development or similar financial institutions to minimise risk. Entry into the Japanese market for infrastructure finance has already been gained and should be expanded in the future.

- In addition, it is planned to continue the current focus on the provision of services in the area of public utilities, educational infrastructure, and medium and small scale transport infrastructure projects.

Competitors

DePfa's only pan-European competitor is Dexia, a French company with subsidiaries in Belgium, Italy (CrediOp), Sweden, the United Kingdom (CLF Municipal Bank) and an interest in Österreich Kommunalinvest in Austria. DePfa's competitors in the German market are the Landesbanken (regional state-owned banks) and, to a lesser extent, the Sparkassen (country-wide network of savings banks) and the mortgage bank subsidiaries of Deutsche Bank, Dresdner Bank and Commerzbank which have announced their intention to merge their businesses under the name Eurohypo. Apart from Dexia, DePfa's main competitors in France are Crédit Agricole and Caisse d'Epargne/CDC-Ixis. In the Netherlands, DePfa's main competitor is the government-owned bank BNG, whereas in Spain, it is Banco de Crédito Local (now a unit of BBVA, formerly of Dexia) and in Sweden, it is Kommunal Kredit, which is owned by the Nordea Group.

DePfa's competitors in investment banking primarily include all of the large international investment banking firms as well as some European houses. Within the international category, Deutsche Bank and Merrill Lynch are the most prominent, while Dresdner Bank, WestLB and HypoVereinsbank feature at the top of league tables among the European issuing houses. In the area of debt advice to emerging-market sovereign borrowers, which is one of the niche segments of DePfa Investment Bank Ltd, its key competitors are CSFB, Lehman Brothers and Citigroup.

In infrastructure financing, DePfa competes, in principle, with all other banks engaging in project finance. While Dexia is the main competitor in this particular niche market, long established players also include the major Japanese banks, Dresdner Bank, HypoVereinsbank, Société Générale, West LB, Barclays Bank, Nationale Investerings Bank, Royal Bank of Scotland, the European Investment Bank, Abbey National, Halifax Bank of Scotland and ABN Amro. Some of these competitors are also co-financing or syndication partners of DePfa.

Business activities

Budget financing

Budget financing activities are operated by DePfa Deutsche Pfandbriefbank AG (mainly responsible for the German business and the issuance of Pfandbriefe) and DePfa-Bank Europe plc (mainly responsible for the international business).

As a specialised institution under the German Mortgage Bank Act, DePfa Deutsche Pfandbriefbank AG is currently permitted, among other things, to grant loans to states, state corporations and other entities and institutions, governed by public law, within the European Economic Area (EEA) and to refinance such loans by the issue of Pfandbriefe.

DePfa-Bank Europe plc is a bank which extends loans on a pan-European basis to central, regional and local public authorities outside Germany. Although its core Public Finance business is currently focused on the European Union and/or the European Economic Area, DePfa-Bank Europe plc is expanding its business to include other key regions outside the EU/EEA. DePfa-Bank Europe plc has offices in Paris, Rome, Madrid and Copenhagen.

DePfa Group's budget financing activities are concentrated on large-volume business with public authorities from the first and second state levels. As at 30 September 2001, DePfa's overall budget financing exposure amounted to around € 122 billion, more than double the level of 1996, which topped out at approximately € 60 billion. While in 1996, more than 80% of the financing volume concerned budget financing for German public authorities, today 60% of the exposure relates to public authorities from other countries. The focus of DePfa's international budget financing activities is on the member states of the EEA, Switzerland and Japan, where DePfa has been operating since 1998.

In selected markets, DePfa's advisory business is rapidly gaining in significance, particularly in Italy and Spain where DePfa advises individual public sector borrowers on international capital market transactions or in the preparation of credit rating processes. DePfa believes to have excellent contacts to both sides of the budget financing market, namely to public sector issuers (borrowers) as well as to institutional investors (lenders), not least because DePfa itself is a large European investor in public sector assets.

DePfa's budget financing division is closely supported by its Treasury departments in Germany (for DePfa Deutsche Pfandbriefbank AG and its consolidated subsidiaries) and Ireland (for DePfa-Bank Europe plc). The Treasury department of DePfa Deutsche Pfandbriefbank AG has three functions: first, in Germany, it acquires assets by granting public sector loans or loans on the basis of certificates of indebtedness (Schuldscheine) in order to create a pool of German assets as cover of its Pfandbrief issues. The interest spreads of the Pfandbriefe directly determine the level of return and, therefore, DePfa Group's success in the market. DePfa Deutsche Pfandbriefbank AG acquires these assets through its direct contacts with countries, federal states, cities and municipalities, or via intermediaries which place the assets on behalf of public sector bodies. Second, the Treasury department organises other forms of funding, primarily in the form of senior debt, a relatively low-risk form of refinancing. Third, the Treasury department monitors DePfa Deutsche Pfandbriefbank AG's assets and liabilities to ensure compliance with regulatory capital adequacy requirements. The Treasury department of DePfa-Bank Europe plc in Dublin utilises a number of different instruments to fund its Public Finance Activities. Its funding operations include MTN (Medium Term Notes) and CP (Commercial Paper) programmes, deposit business and activities in the repo and money markets.

The Management Board of DePfa Deutsche Pfandbriefbank AG strongly believes that the proposed split of Public Finance and Property Activities will bring about significant benefits for its on-balance sheet public financing business, characterised by large volumes, maximum asset quality and relatively low margins. These benefits will arise from improved funding opportunities in particular as, after the split, the Public

Finance Bank will more readily be able to position itself as a large European issuing house, competing with government agency borrowers. Today's government agency borrowers have three main features: outstanding asset quality (provided by sovereign guarantees), liquidity, and their trading characteristics (in the way that their issues are correlated to the swap yield curve). In the Management Board's opinion, DePfa already meets these criteria with its large-sized "Jumbo" Pfandbriefe (which consist of issues with a minimum nominal amount of DEM 1 billion) and Global Pfandbriefe, the only difference being that "genuine" agency borrowers derive their status from state guarantees whereas DePfa may be regarded as an agency borrower due to its business model.

DePfa has been one of the leading issuers in the jumbo Pfandbrief market since its inception. In November 1995, DePfa placed a DEM 5 billion offering, one of the largest Pfandbrief issues on the market. In early 1996, DePfa launched the first ever Global Pfandbriefe in two placements raising an aggregate amount of DEM 3.5 billion. The Jumbo Pfandbrief market, which as at 30 September 2001 reached an aggregate volume of approximately € 398 billion, or about 35% of the entire Pfandbrief market, is primarily geared towards public-sector mortgage bonds (Deutsche Bundesbank, November 2001 capital market statistics (Kapitalmarktstatistik November 2001)). Only a very small number of Jumbo Pfandbriefe are mortgage-backed.

DePfa believes that the Group now is amongst the leaders of low cost provisioning of budget financing world-wide. Owing to its refinancing strategy, and its approach to issuing large-sized Jumbo and Global Pfandbriefe in particular, DePfa has succeeded in significantly reducing its interest costs relative to EURIBOR and the swap yield curve. Furthermore, with its specialised market expertise, DePfa is able to tailor financing products to match investors' needs. For some years now, additional benefits have also been achieved through direct access to investors in the money markets, where, by way of deposit-taking, DePfa enjoys daily contact with global fixed-income investors.

Investment banking

DePfa's investment banking activities focus on specialised areas. The Group focuses, for example, on converging European countries, European Union accession candidates and other emerging markets. DePfa believes that the Group enjoys an excellent market position in Central and Eastern Europe where it is established in the largest part of the region through its 60% subsidiary, DePfa Investment Bank Ltd. 40% of the issued shares in DePfa Investment Bank Ltd is held by its management. DePfa Investment Bank Ltd, based in Nicosia, Cyprus, is a fully licensed International Banking Unit, specialising in public finance and investment banking in converging European countries and, to a lesser extent, Asia and Latin America.

DePfa Investment Bank Ltd's primary activities are:

- financial advisory services, particularly in the areas of sovereign debt issuance and liability management;
- the origination of sovereign loans and capital market transactions by governments, such as bond or FRN (Floating Rate Notes) issues, both for its own portfolio and for re-sale on secondary markets; and
- secondary market investments and trading activities designed to generate interest income and/or capital gains in general, and to build DePfa Investment Bank Ltd's distribution capabilities.

DePfa founded DePfa Investment Bank Ltd in 1998 to extend its core public-sector financing activities to converging European countries and other countries sharing similar market characteristics. DePfa believes that the structural reforms being pursued by these countries, as they integrate into the global economy, will lead to secular improvement in economic fundamentals, accompanied by rising financial asset prices. The reform process will simultaneously lead to increased medium-term dependence on foreign capital flows, creating a significant demand for DePfa's core sovereign finance products and services. The reform process is uneven, however, and when coupled with heavy reliance on foreign capital flows can create

significant short-term market price volatility that requires an active market-based investment approach to manage. When properly managed, DePfa believes that market volatility cannot only be mitigated, but may actually serve to create significant investment opportunities. It also believes that this can form the basis of a third-party asset management business.

Recognising the opportunities and challenges presented by these markets, DePfa decided to pursue the business through a joint venture with a group of eight professionals who have proven track records in emerging-markets investment banking and asset management. Through a performance-based incentive compensation structure, DePfa has ensured that DePfa Investment Bank Ltd's management, key executives and shareholders have a mutual economic interest in DePfa Investment Bank Ltd's long-term growth and profitability. This has enabled DePfa Investment Bank Ltd to attract and maintain a talented executive team. While DePfa Investment Bank Ltd's compensation structure combined with a high degree of autonomy fosters an entrepreneurial culture, it operates in accordance with DePfa's risk and credit policies and within the context of DePfa's global strategy.

Infrastructure financing

For the funding of infrastructure projects, public authorities are increasingly turning to special financing methods outside the governmental budget planning process. These new methods – often referred to as "off-budget" financing – involve governmental financing of public projects as well as private partnerships for the financing and implementation of infrastructure projects (so-called public/private partnerships). In 1999, the DePfa Group established a Special Finance Unit in Dublin that specialises in deploying new methods of financing, suitable for a variety of large-scale public infrastructure projects. In this field, DePfa focuses on fundamental infrastructure projects, such as the financing of transportation infrastructure (e.g. roads, bridges, tunnels, railways), and of environmental projects (such as water supply, waste water disposal and refuse disposal).

Infrastructure financing is largely based on the private finance initiative model developed in the United Kingdom during the 1990s. This model typically involves public sector bodies tendering projects to private sector construction companies (as the sponsors of the project) which, in turn, set up property development companies to plan, construct and operate the project, and also obtain the necessary finance from banks, such as DePfa. Traditionally, projects for the construction of, among other things, sewage plants, roads, hospitals and prisons have been financed through infrastructure financing.

Public sector borrowers treat infrastructure financing as being off-balance-sheet finance. In contrast to the on-balance-sheet financing by public sector borrowers, DePfa receives the redemption payments for the loans granted to the property development company (special purpose vehicle) from the payments which the development company receives from the public sector body. In this context, DePfa also reviews the contracts concluded between public sector body and property development company, to ensure that the development company is entitled to sufficient return on their investments to be able to repay DePfa for the loan extended.

As an example of DePfa's activities in this market segment, DePfa has provided financing to UK Highways Holding Limited, a special purpose vehicle, 50% owned by Laing Investments Limited and 50% by Carillion Private Finance Limited. The special purpose vehicle was awarded a 30-year concession to upgrade, operate and maintain a stretch of the M40 motorway between London and Birmingham. As part of this concession, the public sector pays an agreed free for using this road. The total financing amounts to approximately € 213 million, of which DePfa has provided around € 33 million. The term of the financing runs until March 2025.

Within this model, DePfa's actual clients are the special purpose vehicles set up by the sponsors on a project-by-project basis to manage each project. To date, DePfa has participated in projects involving the public sector, such as the government of Greece or the City of Madrid; large construction companies, such as Vinci S.A. and Macquarie; and banks, such as West LB, Barclays and ABN Amro.

In infrastructure off-balance-sheet financing, the loan asset carries a 100% risk weighting for regulatory capital purposes. See "Regulatory Framework - German Banking Law". The bank will typically look to remove the risk weighting attached to the loan, to the greatest extent possible, by way of securitisation. This approach is intended to reduce the impact on a bank lender's own regulatory balance sheet caused by the requirement to maintain a certain amount of capital in its reserves/own funds. To date, DePfa has not yet securitised any such loans, but plans to do so in the near future.

DePfa believes that the infrastructure financing business will remain a growth market, given the level of major infrastructure work required, for example, in Eastern Europe (particularly in those countries seeking the European Union membership) where projects have traditionally been financed by local investors with mixed success.

Since its entry into the market for infrastructure finance in 1999, DePfa has been involved in around 40 projects in various countries including the United Kingdom, Estonia, Germany, Greece, Japan, Poland, Portugal, South Korea, Spain and the Czech Republic, with an aggregate investment value of approximately €1 billion. DePfa believes that the experience that it has gained in Europe and East Asia since 1999, as well as the growing global demand for infrastructure financing, will enable the Group to increase its activities in this market segment in the future.

Property Activities

Overview of business activities

After the split, all property activities will be grouped under the umbrella of DePfa Bank AG and its subsidiaries. DePfa Bank AG is a commercial bank that engages, both directly and through its subsidiaries, in the property lending business and other activities in the property sector. DePfa Bank AG and its subsidiaries offer financial and advisory services, asset management and information technology services to various client groups including major German and international investors in commercial property, residential property developers, clients in the residential housing sector and private clients. Over the past decade, DePfa Bank AG has increasingly focused its activities outside Germany and services clients in 17 countries via its international network. As at 30 September 2001, the entire financing portfolio of the property segment had an approximate total volume of € 24 billion. On 3 January 2002, the shareholders' meeting of DePfa Bank AG resolved to change the business name in "Aareal Bank AG". This change has not yet been registered with the commercial register.

The implementation of the split will turn DePfa Bank AG into a separate exchange-listed bank which can pursue its strategic development free of the limitations imposed by the capital markets business line in Public Finance and the regulatory constraints that arise by virtue of being the subsidiary of a mortgage bank. See "Concept of the Split".

Market overview

The property financing market for institutional investors is gradually moving away from its traditional, predominantly domestic, structure, towards international business. In the year 2000, new investments in commercial property in Western Europe totalled € 275 billion (Euroconstruct, December 2000) and an approximate € 232 billion in North America (US Department of Commerce, News Release, 29 March 2001). DePfa believes that the size of the current overall market does not present any competitive disadvantage. Competitors are primarily local banks in the individual countries and also universal banks with their own property divisions as well as the German mortgage banks that continue to expand into other European countries. DePfa plays a leading role in European property finance for institutional investors, thanks to its international scope, its presence in virtually all the main Western European property markets and because of its broad international product know-how.

Strategy

The strategic objective of the future Property Bank is to expand so as to become one of the leading international property specialists for institutional investors. In addition to its European core market, DePfa intends to increase its North American business. With its international network, client-focused service, extensive product range and efficient risk management infrastructure, DePfa will focus on profit-oriented growth. Due to its high degree of geographic diversification, DePfa is able to largely offset cyclical fluctuations in individual regional markets.

The main components of the strategic focus are:

- *Developing and expanding property asset management and other services* – DePfa intends to expand its advisory services to become a comprehensive property services provider to institutional investors and various operators in the property sector.

- *Expansion across Europe and further development of new customer groups in the IT Services area* – DePfa IT Services AG plans to expand its business activities in various European countries (such as Switzerland, the United Kingdom and France) and to promote its range of services in these countries. In addition, the company intends to offer its services to new customer groups, such as managers of commercial properties, and also to make its payment systems for bulk payment transactions available to new clients. Furthermore it is planned to achieve a higher degree of integration between DePfa Bank AG's financial advisory services and DePfa IT Services AG's service range.

- *Re-aligning the German property lending business* – In Germany, DePfa Bank AG intends to continue its focus on a smaller number of clearly defined sectors with higher profit potential. The practices that proved to be successful in DePfa Bank AG's international business will now also be applied in Germany, especially in the area of commercial lending. DePfa Bank AG will withdraw from the private client business in the traditional sense.

- *Further expansion of the international property lending/structured finance business* – DePfa Bank AG's business philosophy is to be an international property specialist focused on both the European and North American markets. The bank strives to meet the set medium-term profitability targets in each region and to exploit its growth potential to achieve the optimum business size from a commercial perspective. DePfa Bank AG plans to continue its property portfolio diversification by regions and products; the portfolio share attributable to each region must be in line with that region's economic potential. Securitisation and syndication are fundamental elements of this strategy.

- *Replacing the "buy and hold" with a "buy and sell" strategy* – From the perspective of portfolio efficiency and risk management, the keeping of loans on its books until maturity does not equate to making optimum use of DePfa Bank AG's equity capital. This is particularly true as DePfa Bank AG will no longer have the option of refinancing the loan portfolio with Pfandbriefe (asset-covered bonds) after the split, unless it establishes or acquires a new mortgage bank. Securitisation and syndication will permit DePfa Bank AG to optimise its portfolio as well as to keep sufficient capital available for the realisation of new business opportunities.

A number of processes for organisational change have been initiated that are directly linked to the strategy. These changes are necessary even in the absence of the split but will be considerably easier to implement when the independent Property Bank emerges from the split. The split from Public Finance Activities will pave the way for the future Property Bank to proceed with the essential steps for its expansion plans, without having to take into consideration the extremely high capital market sensitivity of the funding costs in the Public Finance business. It is expected that DePfa Bank AG will be divided, on a consolidated basis, into three segments following the split: Property Asset Management, Consulting/ Services, Property Lending/Structured Finance.

Competitors

DePfa's competitors in the German property lending market are the Landesbanken (regional state-owned banks) and, to a lesser extent, the Sparkassen (country-wide network of savings banks), the HypoVereinsbank group and the mortgage banks of Deutsche Bank, Dresdner Bank and Commerzbank which have announced their intention to merge their businesses under the name Eurohypo. Outside Germany, DePfa competes with the respective national commercial banks of other countries. In the area of IT Services and Consulting/Integrated Banking, DePfa predominantly competes with German and international providers of this type of software.

DePfa believes the competitive situation in the real estate investment business to be mainly characterised by co-operative banks and savings banks. In the area of consulting, the main competitors with regard to corporate finance advisory services to housing companies and portfolio management, are Deutsche Bank, Metzler and Sal. Oppenheim.

DePfa believes that Europe's big banks such as Deutsche Bank, HypoVereinsbank, Sal. Oppenheim and fund specialists such as Schroders and TMW Real Estate Group are the Group's key competitors in the area of property asset management, whereas GE Capital is the main competitor in structured finance.

Business activities

Property Asset Management

DePfa believes that this sector offers strong growth potential. Over many years, DePfa has built up expertise in closed-end property funds in Germany and with the establishment of the euro zone and the liberalisation of investment restrictions and growing performance pressures, insurance companies, mutual funds and other institutional investors are increasingly looking at investing directly or indirectly in assets outside their traditional markets. To service this market, the DePfa Group has established a property investment management company, DePfa Property Services B.V., which will target institutional investors and, to a lesser extent, high net-worth private clients. DePfa believes its European network is particularly attractive to institutional investors that are not large enough to establish their own pan-European investment infrastructure.

In 1999, DePfa Group launched its first European property fund, DePfa Europa Fonds Nr. 1, a € 500 million offering, which focused on various types of retail property in Southern European countries such as Italy, France and Spain, and was placed with German institutional investors. A second fund, DePfa Europa Fonds Nr. 2, in an amount of € 500 to 600 million, investing in Italian office buildings and shopping centres, has now entered the placement and investment phase. DePfa believes that the narrow focus of DePfa Europa Fonds Nr. 2 will facilitate investors to manage their portfolio diversification in accordance with their own requirements. Further funds with different investment strategies are currently being planned. It is intended to offer a tranche of a further fund, planned to focus on retail property in the UK, to private investors looking for corporate investment and who are prepared for the risks involved, such as individuals of high net worth.

In November 2000, in order to enhance its structured finance and placement capabilities, DePfa Bank AG acquired Deutsche Structured Finance GmbH. Deutsche Structured Finance GmbH has a structuring and marketing team whose expertise is primarily focused on the area of aircraft operating leasing, which involves the buying, selling and leasing of aircraft, as well as real property and wind-powered turbines for the production of environmentally-friendly energy sources. As a rule, Deutsche Structured Finance GmbH intends to sell the aircraft owned by the funds managed after approximately 8 to 12 years. Deutsche Structured Finance GmbH currently manages assets in excess of € 750 million and services more than 5,000 clients.

Another key subsidiary of DePfa Bank AG in the asset management business is DePfa Immobilien Management AG, a project development adviser and manager of closed-end property funds in Germany.

Consulting/Services

IT Services and Consulting

DePfa Bank AG's subsidiary DePfa IT Services AG is a major provider of software and information technology for the property management industry, servicing approximately 1,500 clients in Germany and other European countries. The business activities of DePfa IT Services AG are organised into four individual segments:

- The IT solutions area develops ERP (Enterprise Resource Planning) systems for companies involved in the administration of residential and commercial real estate. In some cases, the customer acquires the system and operates it independently; in other cases, DePfa IT Services AG also acts as an applications service provider. The ERP-System also contains integrated money transfer systems and account management systems which DePfa IT Services AG offers in co-operation with DePfa Bank AG. Furthermore, this segment offers insurance brokerage as well as measuring and accounting services for heating and additional expenses. In the first half of 2001, IT solutions accounted for 63.1% of DePfa IT Services AG's total revenues.

- The IT services business area provides support services and offers ASP (application service providing) solutions in connection with software for the real estate industry. In the first half of the year 2001, this segment contributed 21.6% of DePfa IT Services AG's total revenues.

- Through regional units, the Consulting area offers specialised consulting services for the introduction and individual adaptation of DePfa IT Services standard software as well as general corporate consulting for companies in the real estate industry. In the first half of the year 2001, Consulting accounted for 12.8% of DePfa IT Services AG's total revenues.

- The E-business segment focuses on internet based services. In the first half of the year 2001, this E-business segment contributed 0% of DePfa IT Services AG's total revenues.

- 2.4% of the aggregate sales were included in "Other" in the first half of the year 2001.

DePfa IT Services AG offers clients a fully integrated range of software and IT infrastructure so that they can provide a complete property administration and management service using its products. It is particularly beneficial that IT products can be combined with banking products from DePfa Bank AG. Clients are offered wide ranging services, such as rent collection and automated funds transfers. Client contracts generally have terms between five and seven years, representing a stable revenue base.

The target customers of DePfa IT Services AG are companies in the real estate business that manage in excess of 500 housing or commercial real estate units. The most important customer groups are (1) companies managing housing for low-income tenants ("social housing"), (2) independent housing companies and (3) other, particularly commercial, real estate companies. DePfa IT Services AG estimates that it holds a relatively significant market share in its most important market, the German market for standard software and IT services for the institutional housing sector. In addition, DePfa IT Services AG plans to increasingly acquire commercial real estate companies as its clients.

DePfa IT Services AG is headquartered in Mainz and maintains offices and subsidiaries in major cities throughout Germany. At present, DePfa IT Services AG is expanding its offer of IT products and services to include other European countries. In 1999 and 2000, DePfa IT Services AG established and/or acquired companies or majority holdings in companies in Italy, Poland, Switzerland, France and the United

Kingdom. Revenues generated outside Germany accounted for 7.3% of the total revenues of DePfa IT Services AG in the first half of the year 2001.

Integrated Banking Services

DePfa commenced its services in the area of integrated payment transactions in 1958 with the creation of the first software program by DePfa Bank AG designed to facilitate the calculation and management of profit levies on housing company mortgages. Since then, DePfa Bank AG has increased its range of IT services for housing and property management and now, together with the payment transaction and account management software, DePfa is able to provide housing companies with a fully integrated banking service. In addition, DePfa IT Services AG continuously develops its software to ensure that it remains competitive in the housing and property management market.

When a customer wishes to use the DePfa IT Services AG software, DePfa Bank AG opens a bank account for said customer. DePfa is then able to provide the customer with an integrated banking service, linking the customer's book-keeping system to its bank account with DePfa Bank AG. As a result of this integrated banking service, customers' day-to-day payment transactions with their respective tenants, utilities companies and banks are managed quickly and efficiently. For example, the integrated financial management service provides for the payment of electricity bills by a housing company to an electricity provider and the simultaneous entry in the housing company's book-keeping system of the corresponding debits against its tenants of a proportional amount. Similarly, rent payments made into a housing company's account are automatically entered into the housing company's book-keeping system as a credit in favour of the relevant tenants.

As an indication of the efficiency of the integrated banking system, DePfa's software is able to process around 6.5 million payment transactions a day. The increased efficiency in completing the payment transactions using DePfa's software means that the housing company receives payments into its book-keeping account faster than by using traditional methods, which therefore enables DePfa's customers to benefit from significant time and cost savings.

DePfa believes that it is extremely well positioned in the institutional housing sector in Germany, where it acts as principal banker for its clients. This means that it serves as a contact for all financing needs as well as for taking deposits. In addition, DePfa has expanded its investment banking skills and advisory services over the last few years.

DePfa Bank AG's principal customers are independent municipal or company-owned housing companies which build and manage housing estates, property management companies which manage properties on behalf of their owners, as well as statutory property management companies (Wohnungsbaugenossenschaften) which manage shared properties in accordance with German legislative requirements. DePfa Bank AG estimates that approximately 10% of its customers account for about 50% of its total turnover in the area of integrated banking services.

Mergers & Acquisitions/Property Consulting

A strategically important part of this business area comprises investment banking services (Mergers & Acquisitions / Property Consulting) to the institutional housing sector. Several years ago, the DePfa Group was awarded an important consultancy mandate in the privatisation of housing assets owned by the German Federal Railways. Building on this mandate, DePfa Bank AG has established a group that advises German companies, in general terms, on the valuation, sale, restructuring and privatisation of residential property portfolios, in which it sometimes takes equity positions on a temporary basis. In the year 2000, DePfa Bank AG expanded this service to Italy, where the bank established a consultancy subsidiary in Rome and plans further expansion to attract a pan-European client base in this field.

In addition, DePfa intends to increase its current stake in Deutsche Bau- und Grundstücks-AG (which manages the so called"Westvermögen", a mainly residential real estate asset portfolio in Western Germany owned by the Federal Republic of Germany, and operates as a developer of urban projects) from 50% to just under 95%.

Private Banking Services

DePfa Bank AG's subsidiary, Hypotheken-Discount Vermittlungs GmbH, is one of the leading German discount brokers for private client property financing. Hypotheken-Discount Vermittlungs GmbH uses call centres and the Internet to generate new business with low production costs and to offer services to both the DePfa Group as well as other companies. In 1999, DePfa Bank AG established DePfa Hypotheken-Management GmbH, which supplies complete processing and administrative services for retail property lending to the DePfa Group and has begun marketing these services to third-party clients such as banks, insurance companies and securitisation conduits. It is intended that DePfa Hypotheken-Management GmbH will gradually assume the processing for DePfa Bank AG's remaining private client portfolio and that eventually, the branch offices that conduct private client business will be spun off into a distribution company.

DePfa Bank AG holds a share of approximately 30% in Immobilien Scout GmbH which provides the Internet-based platform ImmobilienScout 24 for the letting of apartments and houses, property sales and other related services.

Property lending/structured finance

DePfa Bank AG has operational responsibility for the entire property lending business of the DePfa Group. Accordingly, the following description encompasses all Property Activities of the DePfa Group, even if, at present, not formally booked with DePfa Bank AG and its subsidiaries.

Outstanding property loans of the DePfa Group totalled € 23.1 billion as at 31 December 2000, almost equally divided between loans for residential properties (€ 11.6 billion) and loans for commercial properties (€ 11.5 billion). The proportion of the portfolio represented by commercial property loans has risen steadily since 1996, when commercial property represented 40% of the Group's property financing portfolio, primarily as a result of the Group's increasing emphasis on business outside Germany. Commercial property loans are spread across the following sectors: office buildings (47.9%), shopping centres (17.5%), hotels (16.4%), social infrastructure (hospitals and retirement homes) (4.7%), logistics (4.3%) and other (9.2%). As at 30 September 2001, the property financing portfolio totalled € 24.3 billion, a 5.2% increase over the level as at 31 December 2000.

The property financing portfolio of DePfa Deutsche Pfandbriefbank AG is under management of DePfa Bank AG, by way of an agency contract. As at 31 December 2000, this portfolio had a total volume of € 13.5 billion, and € 12.4 billion as at 30 September 2001. Said agency relationship not only includes loan administration but, since 1999, also the origination of new business (subject to approval by DePfa Deutsche Pfandbriefbank AG of loans over a certain size). Since the preliminary decision to split the DePfa Group was made in November 2000, DePfa Deutsche Pfandbriefbank AG has discontinued the origination of new business. The debt service income received by DePfa Bank AG depends on the interest margin earned on the loans. To the extent that this is feasible, the entire risk associated with this portfolio and the ownership of the loans will be transferred to DePfa Bank AG in the course of splitting the DePfa Group. See "Concept of the Split – Transfer of participations and financing portfolios for the purpose of splitting Public Finance and Property Activities".

As at 31 December 2000, German property loans accounted for 65.8% (or € 15.2 billion) of DePfa Group's property financing portfolio. Of this total, residential property loans accounted for approximately € 10.2 billion, commercial property loans accounted for approximately € 4.4 billion, and undeveloped

property and other loans accounted for € 0.6 billion. Loans classified as non-performing, or written down, totalled approximately €1.9 billion.

Over recent years, the DePfa Group has increasingly focused on property financing outside Germany. Therefore, outstanding loans in Germany as at 31 December 2000 (before loan loss provisions) grew by only 7.6% from their level as at 31 December 1996 while international lending increased by nearly 400% during the same period.

As at 31 December 2000, the volume-weighted loan-to-value ratio of the Group's property financing portfolio (excluding non-performing German loans) was 75%. Broken down into national and international lending, this ratio was approximately 68% for international property loans and about 79% for German property loans (excluding non-performing loans). These percentages do not take into account any other forms of security that may be provided, including, in certain cases, guarantees and cross-collateralisation for multiple loans to a borrower. In accordance with the guidelines of the Federal Banking Supervisory Authority (Bundesaufsichtsamt für das Kreditwesen), in appraising the loan-to-value ratio of German loans, the Group bases its assessment values on the German concept of Beleihungswert, which generally produces a discount of approximately 10% from the market value.

International Property Financing

In the area of international property financing, DePfa Group operates in 16 European countries (excluding Germany) and North America. With local staff complemented by teams of industry specialists, the business concentrates on complex financing packages and advisory mandates. Products include classic senior and subordinated real estate loans; structured transactions such as equity and acquisition financing; financing linked to performance-related remuneration; and cash-flow based loans on the senior, mezzanine and junior levels.

The international property business comprises several teams of property specialists who focus on various key sectors. For instance, the International Retail Financing team caters for the specific needs of shopping centre owners and developers throughout Europe, providing customised loan facilities for investment in, and development of, shopping centres, retail chains, factory outlet centres and leisure centres. The International Hotel Financing team has handled the financing of some of the most prestigious hotels in the world and provides advice on all aspects of hotel investment. In response to the increasing complexity of transport logistics, DePfa has created an International Logistics team to develop individual financing solutions for clients in this business. The Global Client Group has primary responsibility for relationships with investors participating in cross border transactions, other than those covered by the special industry teams, and endeavours to ensure a consistency of service as clients enter new markets and achieve an integrated approach in demonstrating DePfa's abilities and knowledge in each of its geographic markets.

Utilising its European network, DePfa Group has expanded its international loan portfolio, with loans outstanding to businesses in 16 countries (excluding Germany) totalling € 7.9 billion as at 31 December 2000, or 34.2% of the Group's total property loan portfolio. This is an increase of 23.1% over the loan amount outstanding as at 31 December 1999. United Kingdom borrowers represented 31.1% of the international loan portfolio (as compared to 46.0% at the previous year-end), with France, Italy and the Netherlands accounting for 10.7%, 10.6% and 10.2%, respectively. Although new international commercial loan commitments were flat in the year 2000 after having increased by 81% in 1999, they still account for 60.5% of new property loan commitments for commercial property, due to new commitments in Germany declining by 18.3% during the year 2000. DePfa Group occasionally buys existing loans when the terms are attractive and, in 1999, acquired a portfolio totalling approximately € 800 million from two Belgian institutions.

As at 31 December 2000, DePfa Group's international lending business spanned the following categories: office buildings (44.5%), hotels (20.9%), shopping centres (14.5%), logistics and other specialised

properties (13.6%), residential properties (6.0%) and social infrastructure and undeveloped land (0.5%). Of the international office property loans, approximately 42% related to the United Kingdom, 15% to Benelux countries and 13% to Scandinavian countries.

The international lending business has proven to be highly profitable for DePfa; the Group does not have any non-performing loans in this segment. DePfa sees excellent opportunities for growth in the international property business and believes that its financial strength, expertise and European network make it an ideal partner for institutional property investors throughout Europe.

In 1999, DePfa Bank AG commenced its lending business in the United States with the mission of eventually matching the business volumes it achieved in Europe (excluding Germany), while at the same time providing even greater geographic diversification. As at 31 December 2000, 9% of the Group's international portfolio was represented by US properties (€ 705 million), with a particular focus on the hotel sector. As at 31 December 2000, loans on US hotel properties accounted for 63% of all outstanding US loans, this corresponds to 22% of DePfa Group's total hotel loan portfolio. All such hotel loans, with the exception of small residual amounts, were included in a major securitisation transaction closed in June 2001. See "Funding, syndication and securitisation". In August 2001, DePfa Bank AG received approval from the Board of Governors of the Federal Reserve System to open a representative office in New York to service clients in North America.

During the first nine months of 2001, DePfa continued to focus on growth in international lending. The international lending volume (after allowing for the hotel loan securitisation transaction) rose by 7.1% to € 8.4 billion during this period, while the lending volume in Germany increased by 4.3% over the same period.

Residential Property Development Business within Germany

Financing residential property development is a traditional core business of the Bank's offices in Germany, which have many years of experience, as well as specialist IT support, in overseeing construction and sale. Based on its experience, DePfa believes that, while this is a local administration-intensive business, it can be very profitable when the appropriate risk management mechanisms are in place. DePfa's strategy for this line of business provides for expansion coupled with considerable risk minimisation. In this context, DePfa also offers particular specialisation in financing solutions for specific construction phases. The operating model being developed includes three measures designed to keep risks at an acceptable level: concentration of resources on reputable and large construction clients, the application of a minimum loan size of € 2.5 million for each individual exposure, and the use of improved qualitative and organisational measures for risk management and prevention.

Institutional Housing Enterprises

DePfa believes that it has a leading position in the institutional housing sector in Germany. In this sector, it acts as principal banker for its clients. This means that it serves as a contact for all financing needs as well as for taking deposits. The average volume of deposits from these clients during the 2000 Financial Year was € 987.8 million as at year-end. In recent years, DePfa Bank AG has also expanded its investment banking and advisory services in this area. There are also good cross-selling opportunities for products of DePfa IT Services AG. The traditional clients in this area, many of which have evolved from public sector or non-profit entities, are under increasing pressure for more efficient performance, and DePfa believes that their need for more sophisticated advisory services, together with DePfa's long-term relationships and knowledge in this sector, offer attractive opportunities for additional growth. See "Consulting/Services – Mergers & Acquisitions/Property Consulting". DePfa aims to consolidate and further develop its market position in this business by means of a more centralised management combined with the appropriate regional presence.

Commercial Property Finance within Germany

As at 31 December 2000, DePfa's total commercial property lending in Germany (before provision for loan losses) amounted to approximately € 4.8 billion, broken down into the following segments: office buildings (48.6%), retail properties (20.6%), specialised properties (12.2%), social infrastructure (11.2%) and hotels (7.5%). Of this, loans on properties in Berlin and the new states of eastern Germany totalled € 1.7 billion, or 35.5% of the aggregate volume, with Berlin and Saxony accounting for € 642 million and € 550 million, respectively. Loans in the old federal states were primarily for properties in North Rhine-Westphalia, Bavaria, Hessen and Baden-Württemberg. Lending in North Rhine-Westphalia, which accounted for € 850 million as at 31 December 2000, was spread relatively evenly between retail space, office buildings and specialised properties, while lending for office buildings dominated in the other states.

In accordance with DePfa Group's experience, problem loans were basically limited to loans extended for project development in the new states of Eastern Germany during the years immediately following German reunification. As at 31 December 2000, the problem loans in DePfa Group's German commercial lending portfolio related mainly to the office building sector, with the strongest geographical concentration being in Berlin and the new eastern states. Although substantial provisions to address these risks were recorded in 1998 and earlier years, DePfa decided in 2000 to increase its provisions by way of substantial additions.

As part of its strategy, DePfa intends to also apply the practices that have proven to be successful in its international property financing business to its future lending business for commercial properties in Germany. For this purpose, DePfa has reviewed its target groups and organisational structures, and shifted its emphasis towards new products, higher transaction sizes and stricter risk parameters. In the future, DePfa will operate its German commercial property business through four processing centres and seven regional business units operating in different business lines assigned to these centres. The head office will also assume more responsibility, especially for larger structured finance transactions, portfolio financing, development financing and long-term financing. Target clients will be limited to institutional investors and international and regional property companies of the highest quality.

Private Client Business

Over recent years, the private client business has been characterised by low volume growth. The lack of critical mass and the absence of cross-selling opportunities, combined with high production costs in branches, have led to low levels of profitability in this area. In addition, there has been a sharp deterioration in market conditions, particularly reflected in margins for standardised products. DePfa therefore intends to withdraw from the business with private clients in the traditional sense. To the extent that this is possible, the existing portfolio (in the region of € 3.5 to 4 billion) is intended to be placed for purchase by way of securitisation. The equity capital released will be utilised in other core businesses of DePfa Bank AG. DePfa will then concentrate on sales techniques intended to produce commission income without impact on the balance sheet. The administration of the existing private client portfolio is proposed to be transferred in its entirety to DePfa Hypotheken-Management GmbH. See "Consulting/ Services – Private Banking Services".

As at 31 December 2000, DePfa Group's residential property lending in Germany (before provision for loan losses) totalled approximately € 11.6 billion. Loans for owner-occupied residential properties, including buildings under construction due to be sold, amounted to approximately €5.5 billion, a level that has remained nearly constant over the last five years. The predominant regions for this type of lending were the states of Hessen and North Rhine-Westphalia, each of which accounted for € 1.1 billion of loans outstanding.

Loans on properties in Berlin and the new eastern states were approximately € 1.3 billion. Outstanding loans for tenanted residential properties were approximately € 5.2 billion as at 31 December 2000; this is a slight increase from the lending volume levels of 1998 and 1999, which were about €5.1 billion as at 31 December of both years. The greatest number of problem loans in the residential lending portfolios were in Berlin and the new eastern states and in North Rhine-Westphalia.

Funding, syndication and securitisation

Traditionally, DePfa Bank AG has funded the assets on its books through customer deposits, interbank deposits and securities issued in the German and Eurobond markets. Certain assets originated by DePfa Bank AG were funded by DePfa Deutsche Pfandbriefbank AG through the issue of mortgage bonds (Hypothekenpfandbriefe). In connection with the split, DePfa Bank AG will be required to fund a significantly increased loan portfolio. DePfa Bank AG is examining the relative costs and benefits of forming or acquiring a mortgage bank subsidiary as a refinancing vehicle. However, DePfa Bank AG does not expect the Pfandbrief market, a source of longer-term funding, to be as important to its refinancing as it was previously, as it has adopted a new "buy and sell" strategy in a departure from the traditional approach of holding most property financing instruments on its books until maturity.

Following the split, DePfa Bank AG intends to continue employing a diversified refinancing strategy by making use of the different segments of the national and international capital and money markets. DePfa Bank AG plans to launch its own programmes for MTN (Medium Term Notes) and CP (Commercial Paper). In addition, DePfa Bank AG is considering the increased use of Schuldscheine (certificates of indebtedness), which carry the benefits of the German deposit insurance system.

DePfa Bank AG has many years of experience in the syndication of loans. In the year 2000, DePfa Bank AG has expanded the scope of its syndication business and plans to continue this trend, on an international level in particular. In addition, DePfa Bank AG is increasingly using loan sales and securitisations, including credit derivatives, to maximise the use of capital and increase commission income as a percentage of total income while retaining business relationships with its clients. For this purpose, DePfa Bank AG has established a unit dedicated to these areas. Using a special purpose entity, DePfa Bank AG arranged in June 2001 a synthetic mortgage-backed securities offering and credit default SWAPS (having a total volume of € 1.1 billion) to securitise a loan portfolio covering 36 hotels located in seven European countries and the United States. Moreover, DePfa Bank AG plans to securitise a large portion of its existing low-margin private client loans in the capital markets to free up capital for use in higher margin businesses. During the fourth quarter of 2001, the bank already carried out a placement with a volume of € 1.5 billion, another offering with a value of € 0.5 billion is planned to be placed in the near future. Securitisation allows DePfa Bank AG to employ capital, previously used to back the assets securitised, in the generation of additional income-creating business.

Property

Asset pool

As part of the preparations for the split, DePfa decided in the year 2000 to transfer real estate, to be sold in the short term, to the so-called "asset pool". The selling process is already underway for some of the properties contained in the asset pool (22 properties) (the "Portfolio") which are to be disposed of within the framework of an international tender. In some cases, the disposal requires the consent and/or co-operation of co-owners, or other third parties. In connection with the transfer of these properties into the asset pool, DePfa carried out a revaluation of said properties which resulted in write-downs of € 73 million in the 2000 Financial Year. As at 31 December 2000, the balance sheet items contained in the asset pool totalled € 643 million.

The Portfolio comprises 22 properties in Germany, with a total rentable space of 280,000 m^2. Of these properties, 19 office buildings are located in the area of Hamburg, in the Rhine-Main region and the

metropolitan area of Munich, while one office building is located in Leipzig and Erfurt, respectively. Two properties are large residential developments, one in Munich and the other in Freiburg, and one property is a hotel in the Rhine-Main region. Some properties are rented to DePfa Group companies.

In addition, the asset pool contains 23 properties that are not earmarked for disposal in connection with the sale of the Portfolio. 18 of these properties include land with buildings and total rentable space of approximately 244,800 m^2. Broken down into the different types of usage, these premises consist of approximately 127,500 m^2 of office space, approximately 69,300 m^2 of residential space, approximately 21,900 m^2 of hotel/restaurant space, approximately 17,200 m^2 of retail space, approximately 3,300 m^2 of storage space and approximately 5,600 m^2 of other usage. Based on the predominant usage of these properties, they are classified as nine residential properties with rentable space of approximately 68,900 m^2, six office buildings with rentable space of approximately 156,000 m^2, two retail properties with rentable space of approximately 13,000 m^2 and one hotel with rentable space of approximately 6,900 m^2. Four properties with a total area of some 82,600 m^2 are either undeveloped or condemned. Another property is a property subject to a hereditary building right (Erbbaugrundstück). With the exception of one office building in Paris, all properties are located within Germany, 16 in the old federal states and seven in the new eastern states. In terms of location, the properties can be broken down as follows: ten properties in the economic hubs of Munich, Frankfurt, Hamburg and Berlin; another seven properties are located in Leipzig, Dresden, Hanover, Bonn and Freiburg i.Br.

Further real property

In addition, DePfa owns properties which are either used by the Group itself or, in a few individual cases, let out to third parties. The owner-occupied properties are mainly located in Wiesbaden. The rentable space of the properties contained in the Group's fixed assets amounts to approximately 35,000 m^2.

DePfa assumes property-related risks both by property lending and by acquiring stakes in property companies and other legal forms. To avoid the realisation of any credit collateral at unfavourable market prices, DePfa sometimes purchases properties (financed by DePfa itself) from the borrower (such as office buildings, hotels or residential real estate, so-called foreclosed assets).

Employees

The following table shows the average number of employees (including temporary staff and trainees) working in each of DePfa's segments during the 2000, 1999 and 1998 Financial Years as well as during the first nine months of the 2001 Financial Year:

	1 January – 30 September 2001	2000	1999	1998
	(average number of employees)			
Public Finance	125	95	68	41
Property	2,278	2,015	1,760	1,139
of which IT Services	*1,167*	*966*	*786*	*392*
Public Finance and Property	562[1]	499[2]	465[2]	739[2]
Total	2,965	2,609	2,293	1,919

1) DePfa Deutsche Pfandbriefbank AG's employees are engaged in both Public Finance and Property Activities. In the year 2001, the number of DePfa Deutsche Pfandbriefbank AG employees in the area of Public Finance and Property Activities can be determined by means of a distribution rate of expenses. Thus, for the first nine months of the year 2001, the average number of 2,965 employees of the DePfa Group can be broken down as follows: 272 employees in the Public Finance business and 1,526 employees in the Property business. This distribution does not imply an allocation of every individual employee.

2) For the years 1998 to 2000, an allocation of all employees of DePfa Deutsche Pfandbriefbank AG to either the Public Finance or the Property division is not possible. Thus, these employees are allocated to both sectors.

Investments

The most important investments on Group level over the last three Financial Years as well as in the current Financial Year are shown in the table below.

	2001 (plan)	As at 30 September 2001	2000	1999	1998
			(in million €)		
Securities	20,000	13,803	21,777	38,368	17,048
Participations	12	12	86	260	9
Intangible assets	10	10	17	6	2
Land and buildings (including foreclosed assets)	34	24	95	108	240
Office furniture and equipment	24	20	32	28	14
Total	**20,080**	**13,869**	**22,007**	**38,770**	**17,313**

The investments in participations during 1999 resulted mainly from DePfa Bank AG's acquisition of a 10% participation in an investment company for the cost of € 256 million, which was subsequently sold in the year 2001. With regard to the item "Land and buildings (including foreclosed assets)", in the years 1998 to 2000 the majority of properties purchased were earmarked for the sale at short term (asset pool). The current investments relate predominantly to investments for a new bank building in Wiesbaden. With the exception of an amount of € 6 million, they refer to domestic transactions and were financed mainly by way of credit. No decisions on other material investments for the current business year have been made as yet.

Legal Matters

Neither DePfa Holding plc, DePfa Deutsche Pfandbriefbank AG nor any of their consolidated subsidiaries are currently (or have been since 1 January 1999) a party to any litigation or arbitration that could have a material adverse effect on the Company's and/or DePfa's business, financial condition or operating results. Furthermore, to the best of DePfa Holding plc's knowledge, there are no such proceedings pending or threatened.

Regulatory Framework

The realignment of Public Finance and Property Activities is carried out in close co-operation with the German Federal Banking Supervisory Authority (Bundesaufsichtsamt für das Kreditwesen – "BAKred") and the Central Bank of Ireland ("CBoI").

Regulatory Environment of the Company

The Company has taken preparatory steps to apply for an Irish banking licence under the Central Bank Act 1971. In all probability, the proceedings for the granting of a banking licence will not be finalised by the time the Exchange Offer has been completed. However, during discussions, the CBoI has indicated its approval, in principle, to the granting of a banking licence in connection with the restructuring. The Company therefore expects that the banking licence will be granted after the completion of the Exchange Offer.

Following completion of the Exchange Offer, the Company will act as a holding company. The Company will not conduct any banking business prior to the granting of the banking licence. Until such time, the regulatory supervision of DePfa Group will be undertaken, on a consolidated basis, either by the German Federal Banking Supervisory Authority or by the Central Bank of Ireland. This would necessitate the coordination and agreement between the two regulatory authorities involved. Upon the banking licence being granted, not only the Company but the entire DePfa Group will be subject to consolidated supervision by the Central Bank of Ireland. During a transitional period, the Central Bank of Ireland will therefore act as the regulatory supervisory authority of DePfa Group in accordance with the Consolidated Supervision Directive. Once the DePfa Bank AG shares have been distributed to the shareholders of the Company, DePfa Bank AG and its subsidiaries will revert to German banking supervision.

DePfa-Bank Europe plc is currently the only holder in the DePfa Group of a banking licence issued by the CBoI. In addition it is intended to create a direct subsidiary of DePfa-Bank Europe plc as a "public credit institution" for the purposes of the new Asset Covered Securities Act, after this law comes into force. As such, this subsidiary will be entitled to issue public credit covered securities in accordance with Irish law.

The future regulatory environment of the Company and its affiliated companies will be subject to the Irish banking supervisory regime outlined below.

Irish Banking Law

Banking activities in Ireland are regulated and supervised by the Central Bank of Ireland. The banking regulatory provisions in Ireland consist primarily of the Central Bank Acts, 1942 to 2001, regulations made by the Irish Minister for Finance under the European Communities Act, 1972, and regulatory notices issued by the CBoI. In Ireland, said ministerial regulations and regulatory notices implement EU directives relating to banking regulation, including the First and Second Banking Co-ordination Directives, the Deposit Guarantee Scheme Directive the Large Exposures Directive, the Capital Adequacy Directive, the Own Funds Directive, the Solvency Ratio Directive, the Consolidated Supervision Directive and the Post BCCI Directive. To the extent that areas of banking activity are the subject of EU directives, the provisions of Irish banking law reflect the requirements of those directives. The holder of an Irish banking licence is not required to hold any additional authorisation in order to engage in investment business activities covered by the EU Investment Services Directive (the "ISD") or the Investment Intermediaries Act,1995 (which implements the ISD in Ireland).

At present, the CBoI carries out tasks in relation to monetary policy (connected with the European System of Central Banks and the CBoI's reserves) and the regulation of certain financial services (including banking and investment business). In February 2001, the Irish Government announced that it was

proposing to separate the monetary functions from the financial service regulatory functions within a new regulatory structure. Under the proposed structure, regulation of banking activities will be transferred to a new Irish Financial Services Regulatory Authority which will form part of a single financial regulatory and monetary authority, the Central Bank of Ireland and Financial Services Authority.

The Bank of International Settlements 1988 Accord (Basle 1) capital adequacy standards as adopted at EU level under the EU Own Funds/Solvency Ratio Directives form part of Irish banking law. Regulatory capital which is required to be held by an Irish bank to cover credit risks comprises Tier 1 (original own funds) and Tier 2 (additional own funds) capital. In the case of certain risks associated with an Irish bank's trading book and foreign currency exchange risk, regulatory capital also includes Tier 3 (supplementary own funds) capital. Although a minimum solvency ratio of 8% applies to Irish licensed banks, in practice the CBoI generally requires Irish licensed banks to have a higher minimum solvency ratio to be determined on a case-by-case basis.

At present, liquidity requirements for EU credit institutions are not the subject matter of EU directives. In Ireland, the CBoI requires Irish banks to hold 25% of their assets in liquid assets of a kind acceptable to the CBoI.

The CBoI exercises control functions with regard to significant shareholdings and other factors concerning credit institutions which hold banking licences issued by the CBoI. These control functions are set out in Chapter VI of the Central Bank Act, 1989 (as amended) and regulation 14 of the European Communities (Licensing and Supervision of Credit Institutions) Regulations, 1992. Under these provisions, a person is prohibited from acquiring 10% or more of the voting rights or interests in the shares of the Company (a "qualifying holding") after it has been issued with a banking licence, unless the CBoI is notified in advance of the proposed acquisition and a period of three months has elapsed since the date of notification or the CBoI has notified the person that it will not object to the proposed acquisition, whichever is earlier. A person with a qualifying holding in the Company must also notify the CBoI in advance and in writing of every proposal to increase said holding in such a manner that the holding reaches or exceeds 20, 33 or 50 per cent of the voting rights or interests in the shares of the Company, or if such increase would make the Company that person's subsidiary.

A person who holds a qualifying holding must notify the CBoI in advance of a proposed disposal by such person if said disposal would result in that person no longer holding a qualifying holding or, where applicable, falling below 20, 33 or 50 per cent of the voting rights or of the interests in shares of the Company, or if the Company would then cease to be a subsidiary of that person. Failure to make the above notifications is a criminal offence, and in the case of an acquisition in default of those requirements, title to the relevant shares or interests is deemed not to pass, and any and all exercise of powers following the legally defective transfer of title is deemed to be void. The above reporting requirements apply to indirect acquisitions/disposals that arise, for example, due to indirect acquisitions or disposals of the relevant interest in shares or voting rights resulting from corporate disposals, mergers or takeovers between entities who are either direct or indirect parents of shareholders in the Company.

German Banking Law

The German Banking Act (Gesetz über das Kreditwesen – "KWG") contains the provisions for German banks, including the requirements for a banking licence, and regulates the business activities of German banks and financial services providers. Banks and financial services institutions are also subject to the provisions of the German Banking Act with regard to other aspects of their business.

The German Banking Supervisory Authority ("BAKred") is a Federal Regulatory Authority which is supervised by the German Federal Minister of Finance. The German Banking Supervisory Authority issues regulations and guidelines that implement German banking laws and other rules affecting German banks.

The German Banking Supervisory Authority carries out its supervisory role in close co-operation with the Bundesbank (German Central Bank). Nevertheless, these two institutions have distinct functions. While the German Banking Supervisory Authority has the sole authority to issue administrative orders (Verwaltungsakte) binding for German banks, it is required to consult with Deutsche Bundesbank before it issues general regulations (Verordnungen). Deutsche Bundesbank is responsible for the collection and analysis of statistics and reports from German banks. Deutsche Bundesbank has nine regional offices (Landeszentralbanken), that support Deutsche Bundesbank with regard to statistical issues.

German capital adequacy principles are based on the principle of risk-weighting of assets exposed to risk. German capital adequacy principles, as set forth in Principle 1of the Principles on Own Funds and Liquidity of Institutions promulgated by the German Banking Supervisory Authority, address capital adequacy requirements for both counter party risk (Adressenausfallrisiko) and market price risk (Marktrisiko). German banks are required to cover counterparty and market risks with tier I capital (Kernkapital or "core capital") and tier II capital (Ergänzungskapital or "supplementary capital") (together, haftendes Eigenkapital or "regulatory banking capital"). In particular, they must also cover market price risk with tier III capital (Drittrangmittel) and (to the extent not required to cover counter party risk) with regulatory banking capital. The specific calculation of regulatory banking capital and tier III capital is set forth in Sec. 10 of the German Banking Act.

The German Banking Act requires German banks and certain financial services institutions to invest their funds so as to maintain adequate liquidity at all times. Principle II of the Principles on Own Funds and Liquidity of Institutions promulgated by the German Banking Supervisory Authority prescribes the specific liquidity requirements applicable to banks and to certain financial services institutions.

The German Banking Act and the large exposure regulation (Großkredit- und Millionenkreditverordnung) limit a bank's concentration of credit risks on both a consolidated and an unconsolidated basis through restrictions on large exposures (Großkredite).

In principle, compliance with the capital adequacy requirements is determined based on individual financial statements prepared in accordance with the generally accepted accounting principles (GAAP) applicable in Germany or other relevant countries. Compliance with these principles on both individual bank and group level is monitored by means of monthly reports. Furthermore, a credit institution is required to be audited annually by a certified public accountant. The accountant is appointed by the shareholders' meeting. However, the supervisory board mandates and supervises the audit. The German Banking Supervisory Authority must be informed of and may reject the accountant's appointment. The German Banking Act requires that a bank's accountant inform the German Banking Supervisory Authority of any facts that come to the accountant's attention which would lead it to refuse to certify or to limit its certification of the bank's annual financial statements, or which would adversely affect the financial position of the bank.

The German Banking Supervisory Authority and the Bundesbank require German banks to file comprehensive information in order to monitor compliance with the German Banking Act and other applicable legal requirements and to obtain information on the financial condition of banks. The German Banking Supervisory Authority also requires every German bank to have an effective internal auditing department. The internal auditing department must be adequate in size and quality and must establish adequate procedures for monitoring and controlling the bank's activities.

The German Banking Supervisory Authority conducts audits on a random basis as well as for cause, e.g. if there is reason to believe that banking regulatory provisions have been violated. It may require banks to furnish information and documents in order to ensure that the bank is complying with the German Banking Act and any regulations enacted thereunder. It may conduct investigations without having to state a reason for its investigation and may also conduct investigations at a foreign entity that is part of

any bank's group for regulatory purposes, in order to verify data on consolidation, large exposure limitations and related reports.

The German Banking Supervisory Authority has a wide range of regulatory enforcement powers. In the event, BAKred discovers any irregularities said authority may remove the bank's managers from office or prohibit them from exercising their current managerial capacities. If a bank's own funds are inadequate or if a bank does not meet the liquidity requirements and the bank fails to remedy this defect within a specified period, the German Banking Supervisory Authority may prohibit or restrict the bank from distributing profits or extending credit.

Regulatory environment of the Property Bank

There will be no change to the regulatory environment of the new Property Bank Group (DePfa Bank AG and its subsidiaries), which will continue to be subject to the provisions of the German Banking Act.

Following the split, and the even allocation of DePfa Group's shareholders' equity, DePfa believes that the Property Bank will have suitable levels of core regulatory capital and liable capital (defined as core capital plus supplementary capital). The target levels for the Property Bank are a core capital ratio (i.e. the ratio of core capital to risk-weighted assets, both as defined for regulatory purposes) of 5.5%, and a total capital ratio (for own funds qualifying as capital for regulatory purposes) of between 9% and 10%.

Regulatory environment of DePfa Deutsche Pfandbriefbank AG

DePfa Deutsche Pfandbriefbank AG will remain a mortgage bank under the provisions of the German Mortgage Bank Act (Hypothekenbankgesetz). DePfa Deutsche Pfandbriefbank AG will retain its right to issue Pfandbriefe (asset-covered bonds). DePfa believes that DePfa Deutsche Pfandbriefbank AG will also retain a suitable level of core regulatory capital and liable capital (core capital plus supplementary capital). The target level is a core capital ratio (i.e. the ratio of core capital to risk-weighted assets, as defined for regulatory purposes) of 10%. The significantly higher capital ratios of the Public Finance Bank, compared to the Property Bank, are the result of the Public Finance Bank's substantial holdings of sovereign debt that does not require capital cover.

Regulatory environment of German mortgage banks

As credit institutions, German mortgage banks, such as DePfa Deutsche Pfandbriefbank AG, are subject to the German Banking Act ("KWG"). Additionally, they are also subject to the special rules of the Mortgage Bank Act (Hypothekenbankgesetz). The Mortgage Bank Act contains special provisions for the conduct of the mortgage bank business. Therefore, the German Banking Act only applies when the specialised rules of the Mortgage Bank Act do not state otherwise.

According to the Mortgage Bank Act, mortgage banks are subject to regulation and supervision by the Federal Banking Supervisory Authority. According to the proposed Act for the Establishment of an Integrated Financial Services Authority (Gesetz zur Errichtung einer integrierten Finanzdienstleistungsaufsicht), which is expected to take effect in early 2002, the Federal Banking, Insurance, and Securities Supervisory Authorities are to be combined into a new federal body called the Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), which will assume the duties of the current three bodies.

Permissible activities under the Mortgage Bank Act

Permissible activities of German mortgage banks are described in Sec. 1 and 5 of the Mortgage Bank Act. According to Sec. 1 of the Mortgage Bank Act, a mortgage bank's primary business consists of (i) granting loans secured by domestic real estate and issuing mortgage bonds (Hypothekenpfandbriefe) on the basis of

certain qualifying mortgages acquired and (ii) granting loans to or guaranteed by domestic public law entities (Kommunaldarlehen) and issuing public-sector mortgage bonds (Kommunalschuldverschreibungen; öffentliche Pfandbriefe) on the basis of the claims acquired.

According to Sec. 5 Paragraph 1 No. 1-2b of the Mortgage Bank Act, mortgage banks are also permitted (i) to grant loans to another member state within the European Union, a contracting state within the European Economic Area, or local governments and public law entities in one of these countries; (ii) to grant loans guaranteed by one of the aforementioned public law entities; (iii) to grant loans secured by real property that exceed the lending limit prescribed by Sec. 12 Paragraph 1 of the Mortgage Bank Act so long as such loans do not exceed 20% of the total amount of mortgage lending; (iv) to mortgage real property which is located in another member state within the European Union, a contracting state within the European Economic Area, or Switzerland, and to issue mortgage bonds for the refinancing of such real property; (v) to mortgage real property which is located within another European member state of the Organisation for Economic Co-operation and Development (OECD) beyond the lending limit so long as such mortgage provided as collateral in the relevant state is sufficient to serve as security for the payment of both principal and interest of the loans, and the total amount of said loans does not exceed the mortgage bank's liable capital. The list of nations in which mortgage banks may pursue their activities shall be expanded by the Fourth Financial Market Development Act (4. Finanzmarktförderungsgesetz), which is expected to take effect in the first half of 2002, to include the United States, Canada, and Japan.

Pursuant to Sec. 5 of the Mortgage Bank Act, the range of permissible activities for a mortgage bank is extended to such transactions ("auxiliary transactions") which are related to a transaction within the main scope of activities, involve a limited amount of risk, and are not contrary to the status of a specialised institution. According to the exemplary list of auxiliary transactions set out in Sec. 5 of the Mortgage Bank Act, mortgage banks are permitted to (i) engage in securities commission business; (ii) to enter into refinancing transactions outside their restricted assets ("Deckungsmasse"); (iii) engage in custody and discount business; and (iv) invest in companies, in accordance with the provisions set out in the Act, and provided that the business purpose of the company is designed to further the primary business of a mortgage bank and the mortgage bank holds no more than one-third of the share capital. There are intentions to expand this list within the scope of the The Fourth Financial Market Development Act ("4. Finanzmarktförderungsgesetz") to include (i) dealing in derivatives unless an open short position would thereby be created; and (ii) financial services such as real estate sales, general financial and investment advice, and loan management for third parties.

Mortgage banks are also permitted to (i) deposit freely available assets with appropriate banks; (ii) purchase debt securities; (iii) invest in certain securities; (iv) use securities as collateral; and (v) acquire shares in an investment company provided that such company only invests in companies in which mortgage banks are permitted to invest, pursuant to Sec. 5 of the Mortgage Bank Act, and the company is subject to effective supervision. The Fourth Financial Market Development Act would expand this list to permit interim financing without real collateral so long as other security is available from an appropriate bank. The planned expansion of nations, set out in Sec. 5 Paragraph 1 of the Mortgage Bank Act, within which mortgage banks may engage in their primary activities would also apply to the investment of their free assets.

Structural principles for the performance of permissible activities

Principle of Matching Funds

The total amount of the nominal value of mortgage bonds in circulation must at all times be covered by charges on property (mortgages, charges on land or another comparable form of real security outside Germany) of at least the same value and with at least the same interest rate (ordinary cover). As an alternative, up to 10% of the nominal value of mortgage bonds in circulation may be covered by

(i) governmental bonds or bonds for which an eligible government has furnished guarantee; or
(ii) deposits with appropriate banks.

Cover

Mortgage banks must adhere to a lending limit of 60% of the value of the real property. The lending value which is relevant for this lending limit depends on the carefully appraised sale value of the real property. This appraisal must be based on permanent characteristics of the property as well as the value of the property's yield. The property's fair market value based on a statutory valuation according to the Valuation Regulation ("Wertermittlungsverordnung") and the Construction Code ("Baugesetzbuch") may also be used for comparative purposes.

Circulation Limit

A circulation limit for the absolute amount of mortgage bonds in issue is designed to prevent, to the maximum extent possible, the potential insolvency of a mortgage bank. The total value of a mortgage bank's Pfandbrief issues in circulation may therefore not exceed sixty times its liable capital, as defined in Sec. 10 of the German Banking Act. The Fourth Financial Market Development Act would link the circulation limit to the mortgage bank's adequate own funds rather than its liable capital.

Debtor Protection

The protection of debtors of mortgage banks is a central motivation of the Mortgage Bank Act. Therefore, Sec. 14-21a of the Act contain special rules on general loan terms, application forms for loans, advertising prospectuses for loans, conditions for early repayment, and methods of repayment.

Requirement to Register Collateral

Sec. 22 of the Mortgage Bank Act requires that all assets used for covering mortgage bonds as ordinary or replacement cover must be entered in a registration book ("Deckungsstockregister"). In the case of insolvency of the mortgage bank, mortgage bond creditors have preferential rights to satisfaction with regard to assets listed in the registration book.

The registration book is kept by a collateral trustee ("Deckungsstocktreuhänder"), appointed by the Federal Banking Supervisory Authority in consultation with the mortgage bank, who is charged with ensuring that appropriate cover of the mortgage bonds is in place at all times and that the relevant collateral (mortgages for the cover of mortgage bonds) is duly entered in the book. Removal of any item from the registration book requires the approval of the collateral trustee.

Disclosure Requirements

In addition to the reporting requirements imposed by commercial law, securities law, or other reporting laws, mortgage banks are required to include additional information in the notes to their annual accounts and financial statements, to reflect the particular characteristics of the business of a mortgage bank for accounting purposes. These notes contain specific information on the development of the mortgage bank business.

Pfandbriefe (Asset-Covered Bonds)

German Pfandbriefe

The Pfandbrief concept was established in Germany during the 18th century. Pfandbriefe are generally long-term bearer bonds (typically with an original maturity of two to ten years), the principal and interest

of which are at all times required to be covered by a separate pool of specified qualifying assets listed in registers maintained by the issuing bank. These assets remain on the issuer's balance sheet. Pfandbriefe may be issued in both registered and bearer form. While Pfandbriefe are traditionally offered on a continuous basis through other banks and brokers, since 1993 they have also been offered on an underwritten, syndicated basis. Pfandbriefe are eligible as collateral against borrowings from Deutsche Bundesbank ("lombardfähig"). Pfandbriefe are full recourse obligations of the issuing bank and, generally, no separate vehicles are created for their issuance or for the issuance of any specific series of Pfandbriefe. Pfandbriefe may not be redeemable by the holders or at a premium. The issuance of Pfandbriefe is restricted to a limited category of qualifying mortgage banks and other eligible banks.

A separate asset pool is maintained for each issuer for the public-sector mortgage bonds (Pfandbriefe) and the mortgage bonds (Hypothekenpfandbriefe) of each issuer. Specific assets within each pool are not segregated to cover individual issues of Pfandbriefe; instead, each pool covers all outstanding Pfandbriefe issued by the bank in the relevant category. The assets in each pool are listed in the appropriate register maintained by the bank and each pool is required to be replenished when necessary to ensure that all Pfandbriefe issued by the bank are fully covered. The maintenance of these registers is supervised by an independent trustee. If an issuing bank were to become insolvent, which could occur as a result of either the bank's inability to pay its debts (Zahlungsunfähigkeit) or an excess of its liabilities over its assets (Überschuldung), holders of public sector and mortgage Pfandbriefe would have first claim on the respective asset pools. Their preferential right to satisfaction would include the interest on the Pfandbriefe accrued after the commencement of insolvency proceedings. Moreover, as the Pfandbriefe constitute general liabilities of the issuing bank, holders would also have recourse to any asset of the issuer outside the asset pools. However, with regard to those assets, holders of the Pfandbriefe would rank equal with other unsecured or unsubordinated creditors.

Banks are required to replenish their asset pools if they cease to meet the criteria for cover, although the failure to do so does not give rise to any default claims, or rights to early termination of the Pfandbriefe, or any insolvency of the bank. Where the asset pool contains more assets than are necessary to meet the criteria for cover, the bank may, with the approval of the trustee, remove assets or sell participations in assets, but it is not entitled to subdivide any asset between the asset pool and its other assets.

Irish Asset Covered Securities

The new Irish *Asset Covered Securities Act, 2001 ("ACSA")* introduces the concept of asset-covered bonds (similar to German Pfandbriefe), called asset covered securities, into Irish law. The ACSA is expected to come into effect by an order of the Irish Minister for Finance in the first half of 2002. As with German Pfandbriefe, Irish asset covered securities are an on-balance-sheet instrument of financing of the issuing bank.

Only credit institutions incorporated and authorised in Ireland, and whose activities are confined to specific areas of activity (essentially, either lending secured over real property or lending to the public sector (or both) and, in certain circumstances, other restricted activities) may apply to the Central Bank of Ireland to be registered as designated credit institutions entitled to carry on asset covered securities business. Under the ACSA, a credit institution may be registered as a designated public credit institution or a designated mortgage credit institution or both.

The asset covered securities issued by designated credit institutions must be secured by way of cover asset pools of underlying mortgage or public credit assets and a limited category of other assets. Separate cover assets pools must be maintained in respect of Public Finance and mortgage finance activities where the institution is permitted to conduct both. The composition of the cover assets pools is determined by strict criteria contained in the ACSA. In this regard, a designated credit institution must ensure that:

- the pool has a duration of no less than that of the asset covered securities relating to that pool;

- the prudent market value of the pool is greater than the total principal amount of the asset covered securities issued (after taking any permitted hedge contracts into account);

- the total amount of interest payable in respect of the pool is not less than the total amount payable in respect of the asset covered securities issued (after taking any permitted hedge contracts into account); and

- the currency in which each of the underlying assets in the pool is denominated is the same as the currency in which the issued asset covered securities are denominated (after taking any permitted hedge contracts into account).

Under the ACSA, restrictions apply to the assets that may be held by designated credit institutions. In respect of designated public credit institutions, for example, the ACSA confines the public sector financial obligations that may be held by designated public credit institutions to a conservative list of public sector borrowers, tier 1 assets, certain deposits and a limited number of other assets. In particular, such an institution is prohibited from holding public credit assets in any country other than an EEA country, a G7 country or Switzerland if this would cause the value of such assets to exceed 10% of the institution's total balance sheet value and unless that country is an OECD member. Such an institution may only include in a cover assets pool, without restrictions, public credit assets located in an EEA country and, in the case of public credit assets located in Canada, Japan, Switzerland or the United States of America, up to a limit of 15% of the pool. Public credit assets located in other OECD member countries may not be included in the cover asset pool.

With regard to mortgage covered securities, to ensure that designated mortgage credit institutions will always be able to meet their obligations to investors, the ACSA also provides for indirect over-collateralisation by requiring that the ratio of the principal amounts of all mortgages held by such institutions to the total prudent market value of the properties on which the mortgages are secured will not exceed 80%. For principal coverage (cover assets to mortgage covered securities) purposes, to the extent that the principal amount of a mortgage asset in a cover asset pool exceeds a loan-to-value of 75% in the case of residential property or 60% in the case of commercial property, the excess is disregarded. These requirements regarding the loan-to-value ratio are important features in protecting investors by reducing the risk of exposure to credit risk associated with underlying mortgage assets. In addition, a designated mortgage credit institution may only include commercial property in a pool representing up to 10% of the pool. The mortgaged property must be located in one of the countries referred to above in relation to Public Finance Activities; the same territorial restrictions apply.

Assets of designated credit institutions which are not referred to above must not exceed, at any time, 10% of the institution's total assets and must not be included in the cover assets pools.

Designated credit institutions are permitted under the ACSA to enter into financial derivatives contracts for the purposes of minimising interest rate risks, exchange rate risks, credit risks and other risks that may adversely affect their business. To the extent that such contracts relate to asset covered securities issued by mortgage banks and assets in a cover assets pool (i.e. "cover asset hedge contracts"), the designated credit institution may secure its obligations under cover asset hedge contracts on the assets in the cover assets pool.

In addition to ongoing supervision by the Central Bank of Ireland, each designated credit institution must appoint a cover-assets monitor (who fulfils similar functions to the trustee under the German Mortgage Bank Act) to ensure that such institution complies with its obligations under the law. The appointment of the cover-assets monitor is subject to Central Bank of Ireland approval. The role of a cover-assets monitor is primarily to ensure that the assets contained in the pools are sufficient to provide adequate security to investors for the issued asset covered securities. Cover-assets monitors are required to report any contravention of any provision of the law by the relevant designated credit institution to the Central

Bank of Ireland. Assets may not be included in or removed from a cover assets pool without the approval of the cover-assets monitor.

In certain circumstances (including where necessary to safeguard the interests of investors) and as further protection to investors, the Central Bank of Ireland may appoint a "Manager" in respect of a designated credit institution whose responsibilities are to exercise functions of the designated credit institution in relation to its asset covered securities and cover assets pools.

Where insolvency proceedings are instigated against a designated credit institution, all asset covered securities issued by such institution remain outstanding and the holders of such asset covered securities (and certain other preferred creditors, such as the cover-assets monitor, any manager and cover asset hedge contract counterparties) will be entitled to have recourse to the assets held in the relevant pool ahead of the designated credit institution, its shareholders, contributories and all other creditors of such designated credit institution (notwithstanding the provisions of any other legislation, including the Irish *Companies Acts*, 1963 to 2001). The claims of the cover-assets monitor and any manager rank above those of the holders of asset covered securities and cover asset hedge contract counterparties. The ordinary creditors of the designated credit institution are not permitted to make a claim against the assets in the pool until such time as all obligations due to the holders of asset covered securities have been discharged in full. If, for any reason whatsoever, the assets in the relevant cover assets pool are insufficient to meet the claims of holders of asset covered securities, those holders have recourse to the assets of the institution held outside the cover assets pool on an equal basis with unsecured creditors of the institution.

Regulatory Aspects in Connection with the Split

The DePfa Group has made a voluntary commitment to comply with the recommendations made by the Basle Committee on Banking Supervision at the Bank for International Settlements (BIS) regarding the international convergence of measuring equity capital and capital requirements (the so-called "Basle Accord"). As a result of disposals within the scope of the split of Public Finance and Property Activities, the formal application of these rules will result in a strong temporary reduction in the core capital of the DePfa Group. Although there will be no change, in economic terms, to the Group's core capital, the minimum capital ratios will no longer be complied with. This effect is due to capital gains incurred by selling banks upon the disposal at market values which, however, will only be eligible as core regulatory capital upon confirmation of the financial statements for the Financial Year during which these gains were incurred. On the buyer's side, the disposals will result in an immediate reduction of core capital – largely due to the mandatory deduction of goodwill created. The effects resulting from the disposal of DePfa Investment Bank Ltd will be eliminated upon confirmation of the financial statements of DePfa Bank AG for the 2001 Financial Year. Likewise, the effects resulting from the disposal of DePfa Bank AG and DePfa-Bank Europe plc will be eliminated upon confirmation of the financial statements of DePfa Deutsche Pfandbriefbank AG as at 31 December 2002. As these temporary effects will not reflect economic fundamentals, once DePfa Deutsche Pfandbriefbank AG is only a subsidiary of the DePfa Group following completion of the Exchange Offer, it will probably rescind its voluntary commitment to comply with the capital adequacy framework of the Bank for International Settlements (Basle Accord). DePfa Holding plc (as the future Public Finance Group parent company) will temporarily (until confirmation of the financial statements for the 2002 Financial Year) cease to calculate its core capital ratio in formal compliance with the capital adequacy framework of the Bank for International Settlements. However, DePfa Holding plc will comply with the equity capital requirements imposed by the Central Bank of Ireland both on a group and an individual company level. Although this procedure does not have any economic relevance, it cannot be ruled out that the capital market will respond negatively to it, resulting in increased difficulties for the refinancing of DePfa.

General Information on the Company

Incorporation, Registered Office and Object

On 9 October 2001, the Company was incorporated in Ireland pursuant to the provisions of the Companies Acts, 1963 to 2001, registered as a *public limited company* with the Companies Registration Office, Dublin, under register number 348819 under the name DePfa Holding plc. The Company was incorporated for an indefinite period.

The Company's registered office is International House, 3 Harbourmaster Place, Dublin 1, Ireland.

The Company's principal object is to carry out the business of a holding company and to co-ordinate the policy and administration of any company which is or may become its subsidiary.

Capital Structure

Authorised capital

The Company was incorporated with an authorised share capital of € 130,000,002, divided into 43,333,334 Shares, each having a nominal value of € 3.00. All Shares issued by the Company are ordinary shares. There have been no changes in the Company's authorised share capital since the date of its incorporation.

Issued capital

In accordance with Irish law, the Company must have a minimum of seven shareholders. Since its incorporation, the share capital of the Company has been held as follows:

Shareholder	Number of shares subscribed	Issue amount (in €)
Clearstream Banking AG	13,328	39,984.00
Christian Gehling	1	3.00
Achim Kirchfeld	1	3.00
Dr. Ralph Wollburg	1	3.00
MFSD Nominees Limited	1	3.00
MFSD Holdings Limited	1	3.00
HMP Secretarial Limited	1	3.00

Upon completion of the Exchange Offer, the 13,328 Shares in the Company initially subscribed by Clearstream Banking AG, together with those Shares issued by the Company pursuant to the Exchange Offer in exchange for tendered shares in DePfa Deutsche Pfandbriefbank AG, will be held by Clearstream Banking AG on behalf of the tendering shareholders. Partners of Freshfields Bruckhaus Deringer and companies associated with McCann FitzGerald, the Company's German and Irish lawyers, respectively, have subscribed for the six remaining Shares in the capital of the Company. In order to maintain the minimum of seven shareholders required by Irish law, following completion of the Exchange Offer, these six shares will be transferred to members of the Company's Board of Directors. In order to avoid the, albeit, minimal dilution that might otherwise result, the members of the Board of Directors shall contribute an additional sum to the Company in respect of those shares calculated by reference to the average of closing prices of the Shares of the Company for their first five trading days on the Frankfurt Stock Exchange (less the nominal amount of € 3.00 per share already paid on subscription).

There have been no changes in the Company's issued share capital since the date of its incorporation.

The Board of Directors resolved on 2 January 2002 that, subject to the Exchange Offer becoming unconditional and pursuant to the authorities contained in the Company's Articles of Association, up to 35,986,672 Shares with a nominal amount of € 3.00 per Share be issued to Clearstream Banking AG for the purpose of the exchange of shares of DePfa Deutsche Pfandbriefbank AG. These shares will be issued only on the completion of the Exchange Offer.

Corporate History

Since its incorporation, the Company has not conducted any business. DePfa Deutsche Pfandbriefbank AG, in the name and on behalf of the Company, has applied for a banking licence from the Central Bank of Ireland in accordance with Irish banking law.

Financial Year

The Company's Financial Year corresponds to the calendar year.

Auditors

The Company's financial statements as at 31 December 2001 have been audited and provided with an opinion by PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, George's Quay, Dublin 2, Ireland, as stated in the report on page F-105/106.

DePfa Deutsche Pfandbriefbank AG's annual financial statements and annual consolidated financial statements for the Financial Years ending 31 December 1998, 1999 and 2000 have been audited and provided with an opinion by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Bockenheimer Anlage 15, 60322 Frankfurt/Main, Germany, the respective reports being included herein under "Financial Information".

Paying Agent

DePfa Deutsche Pfandbriefbank AG has been appointed as the paying agent.

Notices

In accordance with the Memorandum and Articles of Association of the Company, it is intended that shareholder notices will be published in the German Federal Gazette (Bundesanzeiger) and in at least one supra-regional journal for statutory stock market announcements (überregionales Börsenpflichtblatt) of the Frankfurt Stock Exchange.

Subsidiaries

As the Company will, until completion of the Exchange Offer, have no subsidiaries, the following table sets forth the subsidiaries of DePfa Deutsche Pfandbriefbank AG, each of which represents 10% or more of the book value of the unconsolidated capital or net income of DePfa Deutsche Pfandbriefbank AG for the year ending 31 December 2000, specifying in each case the corporate name, registered office, its main activities, the amount of interest of DePfa Deutsche Pfandbriefbank AG in the issued capital (whether held directly or indirectly), the book value, DePfa Deutsche Pfandbriefbank AG's accounts receivable from and

accounts payable to each subsidiary, as at 31 December 2000 and the dividends paid to DePfa Deutsche Pfandbriefbank AG during the 2000 Financial Year.

DePfa Bank AG

Registered office	Berlin
Main activities	Banking business
Share capital	€ 82.2 mn
Interest in share capital	99.9%
Book value of interests held	€202.7 mn
Receivables	€ 2,527 mn
Liabilities	€ 1,592 mn
Dividends paid in 2000	€ 9.2 mn

DePfa-Bank Europe plc

Registered office	Dublin, Ireland
Main activities	Public Finance
Share capital	€ 25.6 mn
Interest in share capital	100%
Book value of interests held	€ 255.7 mn
Receivables	€ 855 mn
Liabilities	€ 95 mn
Dividends paid in 2000	0

DePfa Funding LLC

Registered office	Wilmington, USA
Main activities	Special purpose vehicle for equity raising
Share capital	€ 220 mn
Interest in share capital	100%
Book value of interests held	€ 220 mn
Receivables	0
Liabilities	0
Dividends paid in 2000	0

DePfa Investment Bank Ltd

Registered office	Nicosia, Cyprus
Main activities	Advisory services and placement of securities in Central and Eastern Europe
Share capital	€ 42.2 mn
Interest in share capital	60%
Book value of interests held	€ 69 mn
Receivables	0
Liabilities	0
Dividends paid in 2000	0

Statements regarding further participations of the DePfa Group pursuant to Section 24(2), sent.2 of the German Order of Admission of Shares (Börsenzulassungsverordnung) are contained in the list of participations of DePfa Deutsche Pfandbriefbank AG as at 31 December 2000, which is to be found elsewhere in this Offering Circular (see p. F-71 et seq.).

Description of Shares and Share Capital

General

The Company's authorised share capital is € 130,000,002 divided into 43,333,334 Shares, each having a nominal value of € 3.00. The Company's authorised capital is the number of shares it has available for issue pursuant to its Memorandum and Articles of Association. The Company has issued 13,334 Shares, each having a nominal value of € 3.00. See "General Information on the Company – Share Capital". The issued Shares are fully paid up. The Board of Directors resolved on 2 January 2002 that, subject to the Exchange Offer becoming unconditional and pursuant to the authorities contained in the Company's Articles of Association, a further 35,986,672 Shares with a nominal amount of € 3.00 per Share be issued to Clearstream Banking AG for the purpose of the exchange of shares of DePfa Deutsche Pfandbriefbank AG. Upon completion of the Exchange Offer, and on the assumption that there is full acceptance of the Exchange Offer, the Company will issue a further 35,986,672 Shares, each having a nominal value of € 3.00. These Shares, when issued, will be fully paid up. Under the assumption that the Exchange Offer is fully accepted, the Company's share capital will be divided into 36,000,006 Shares.

These Shares are registered ordinary shares. In the following description, a shareholder shall be deemed to be the person registered in the Company's share ledger as the holder of the relevant shares. Clearstream Banking AG, Frankfurt/Main, will be the registered holder of all Shares capable of being settled through Clearstream's electronic clearing system. Those Shares issued by the Company pursuant to the Exchange Offer, in exchange for tendered shares in DePfa Deutsche Pfandbriefbank AG, will be registered in the name of Clearstream Banking AG and held on behalf of the tendering shareholders. In the following description, a person whose Shares are held on his or her behalf by Clearstream Banking AG is described as an owner of Shares.

Transfers of ownership of Shares registered in Clearstream Banking AG's name will be effected electronically by book entry in Clearstream's electronic register pursuant to Clearstream's General Terms and Conditions. In accordance with those General Terms and Conditions, an owner of Shares may request that his/her shares be delivered out of collective custody and that he/she or a nominated third party be registered in the Company's share ledger. It should be noted that only those shares registered in the name of Clearstream Banking AG will be eligible for settlement by Clearstream and for trading at the Frankfurt Stock Exchange. Furthermore, transfers of shares held by a shareholder in certificated form (that is, outside of Clearstream) are subject to Irish stamp duty. See "Taxation – Irish Taxation – Irish Stamp Duty".

Shareholder Meetings

Irish law provides for two types of shareholder meetings: the annual general meeting and the extraordinary general meeting. Extraordinary general meetings of the Company may be convened by the Board of Directors or at the request of shareholders holding not less than one-tenth of the paid up capital of the Company which, as at the relevant date, carries the right of voting at general meetings of the Company. Annual general meetings must be held once every calendar year, provided that no more than 15 months may elapse between such meetings. The Minister for Enterprise, Trade and Employment of Ireland may, on the application of any shareholder, call or direct the calling of an annual general meeting if these meetings are not held as often as prescribed by law.

Under Irish law, a company's annual general meeting must take place in Ireland, and any business transacted at a meeting held in breach of this requirement will be void, unless a resolution providing that the meeting be held elsewhere has been passed at the preceding annual general meeting (or unless all shareholders entitled to attend and vote at such meeting consent in writing to the meeting being held outside Ireland). The Company's annual general meetings may, accordingly, be held in Germany if the

above procedure is followed. Under Irish law, a company is free to hold its extraordinary general meetings either in Ireland or abroad.

Under the Company's Articles of Association, all shareholders must receive at least one month's written notice of a meeting (such period being exclusive of the day on which notice is given or deemed to be given and of the day on which the meeting is held).

Two shareholders present in person or by proxy, being entitled to vote upon the business to be transacted, constitute a quorum at a shareholders' meeting.

Voting

Under the Company's Articles of Association, voting at any general meeting of shareholders will, as a general rule, be carried out by poll (written vote). Procedural resolutions put to the vote at the general meeting may be decided on a show of hands, unless a poll is demanded by the Chairman or by shareholders in accordance with the Memorandum and Articles of Association. On a show of hands, each holder of voting shares present in person, or by proxy, shall have one vote and on a poll each shareholder shall have one vote for each share of which he is the holder (subject to any rights or restrictions attached to any class or classes of shares and subject to any suspension of voting rights which may be imposed pursuant to the Articles of Association).

Under Irish law, a simple majority of votes cast is required to pass ordinary resolutions; however, a 75% majority of the votes cast is required to pass special resolutions. Special resolutions are required, for example, to approve any amendments to a company's memorandum or articles of association, to wind up the company or to change its name. Moreover, the Company's Articles of Association provide that, in line with German law, a special resolution is also required to authorise the conclusion of a profit sharing agreement or other enterprise agreement by the Company.

Votes may be cast either personally or by proxy, and every shareholder may appoint multiple proxies to act on his/her behalf. No shareholder shall be entitled to vote, at a general meeting of the shareholders or at a separate meeting of the holders of any class of shares in the capital, either in person or by proxy, in respect of any share held by him/her unless all monies presently payable by him/her in respect of that share have been paid.

As Clearstream Banking AG will be registered in the Company's share ledger as the holder of those shares settled through Clearstream, owners of Shares may only participate in general meetings by being appointed proxies of Clearstream Banking AG.

Accordingly, owners of Shares will be sent information about Company shareholders' meetings together with a form for electronic instructions which can be used either to give Clearstream Banking AG voting instructions with regard to the voting on a poll on behalf of the owner or, if the owner wishes to attend, speak and vote in person at the shareholders' meeting, to appoint the owner of Shares as the proxy of Clearstream Banking AG in respect of his/her Shares. In order for Clearstream Banking AG to be able to vote in accordance with an owner's instructions on a poll or to appoint the owner as its proxy in respect of the underlying Shares, Clearstream Banking AG must receive the relevant instructions from the owners of Shares on a correctly completed form before the deadline notified to the owners of the Shares. It is anticipated that this deadline will be no later than seven days prior to the relevant general meeting. Further details will be announced in the invitation to the general meeting. In the event that Clearstream Banking AG receives instructions in an untimely manner, Clearstream Banking AG will not exercise the voting rights attached to the underlying Shares.

Dividends

Shareholders are entitled to receive such dividends as may be recommended by the Board of Directors and approved by the shareholders or such interim dividends as the Board of Directors may decide to pay.

Under Irish company law, the Company may only pay dividends out of profits legally available for that purpose (distributable profits). Distributable profits are defined as accumulated realised profits, to the extent not previously distributed or capitalised, less accumulated realised losses, to the extent not previously written off in a reduction or reorganisation of capital. In addition, the Company may make a distribution only if, and to the extent that, at the time of the distribution, the amount of the Company's net assets is not less than the aggregate of its paid up share capital and undistributable reserves.

No dividend or other monies payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to that share. There are no fixed dates on which an entitlement to dividends arises. All dividends will be declared and paid according to the amounts paid on the Shares on which the dividend is paid, except as otherwise provided by the rights attached to the Shares. The Company anticipates that, if in the future dividends are approved by its Board of Directors and its shareholders in accordance with Irish law, such dividends will be paid to the persons holding Shares on a date determined by the Board of Directors.

Any dividend which remains unclaimed for twelve years after having been declared shall, if the Directors so resolve, be forfeited and cease to remain to be owed by the Company.

Shareholders at a general meeting declaring a dividend may, on the recommendation of the Board of Directors, direct that payment of the dividend be satisfied in whole or in part by the distribution of assets, including, without limitation, fully paid shares or debentures of another company. The Board of Directors may also, if authorised by an ordinary resolution, offer any shareholders the right to elect to receive further Shares in the Company in proportion to the amount of the distributable dividend, rather than a cash dividend.

The payment of dividends by the Company may be subject to withholding tax as described under "Taxation – Irish Taxation – Irish Tax Considerations".

Alteration of Share Capital

The Company may by ordinary resolution:

- increase its share capital by creating new shares of such amount as the resolution provides;
- consolidate or divide any or all of its share capital into shares of a larger amount;
- sub-divide its shares into shares of a smaller amount; and
- cancel any shares which have not been taken, or agreed to be taken, by any person and reduce the amount of its authorised share capital by the amount of the shares so cancelled.

Issuance of Shares

The Company's Articles of Association, in accordance with Irish law, authorise the Directors to issue Shares up to a limit equal to the authorised, but unissued, share capital without obtaining further shareholder approval. This authority will expire, in accordance with Irish law, five years after the date of

adoption of the Articles of Association (i.e. 9 October 2006), unless extended by the Company's shareholders.

The shareholders may at any time by ordinary resolution, renew, alter or revoke this authority.

Pre-emption Rights

Irish law provides that, as a rule, companies may not allot any shares, or grant a right to subscribe for or to convert any securities into shares, of a company for cash unless it first offers those shares or rights, on a pro-rata basis, to the existing shareholders of the company. This requirement may be disapplied for a specific period if the articles of association of the company so provide or by a special resolution passed by the shareholders of the company. The Company's Articles of Association authorise the Directors, for a five-year period from the date of adoption of the Articles of Association, to allot the Company's Shares and related securities for cash up to a maximum of the authorised but unissued share capital, without first offering them to the holders of Shares on a pro-rata basis with reference to their respective shareholdings.

The disapplication of statutory pre-emption rights may be renewed, varied or revoked at any time by a special resolution of the Company's shareholders.

If the Company increases its authorised share capital, the shareholders may, by ordinary resolution, authorise the Board of Directors to allot such new shares. Furthermore, the shareholders may authorise the Board of Directors by special resolution to exclude any statutory pre-emption rights in relation to the allotment of the new shares for cash.

Transfer of Shares

Ownership interests in the Shares of the Company are transferable by way of book entry through Clearstream Banking AG's electronic clearing system.

The certificated shares (that is, those shares held outside of Clearstream) of any member may be transferred by instrument in writing in any usual or common form or any other form which the Directors may approve, subject to restrictions imposed pursuant to the Articles of Association. The Shares may be transferred on the Company's register upon submission, to the Company or to its registrar, of a properly stamped and duly executed stock transfer form, the share certificate and such other evidence as the Directors may require to establish the title of the transferor and due execution of the transfer. A maximum of four people may be jointly registered as holders of one share.

Share Certificates

The Shares will be evidenced in a global share certificate (Globalurkunde) lodged with Clearstream Banking AG. Transfer of ownership in the Shares will be effected in book-entry form according to Clearstream Banking AG's General Terms and Conditions. In accordance with said General Terms and Conditions, and pursuant to Irish law, an owner of Shares may demand the issue of physical share certificates. It should be noted that only those shares registered in the name of Clearstream Banking AG will be eligible for settlement by Clearstream and for trading at the Frankfurt Stock Exchange. Furthermore, transfers of shares held by a shareholder in certificated form (that is, outside of Clearstream) are subject to Irish stamp duty. See "Taxation – Irish Taxation – Irish Stamp Duty".

Purchase of Treasury Shares

Under its Articles of Association, the Company may purchase its own shares (treasury shares), including redeemable shares. An Irish company may not, however, perform an off-market purchase of its treasury shares (i.e. a purchase outside the Irish Stock Exchange), unless the terms of the contract relating to the purchase have been approved by a special resolution of its shareholders prior to the purchase. Under Irish law, purchases by a company of its treasury shares must always be financed out of the company's distributable profits.

Furthermore, an Irish company may, if so authorised by an ordinary resolution, purchase its treasury shares only on the Irish Stock Exchange; the Frankfurt Stock Exchange is not currently recognised by Irish law for this purpose. Accordingly, under the current Irish legal regime, the Company may not purchase its treasury shares on the Frankfurt Stock Exchange.

Approval of Financial Statements by Shareholders

The Board of Directors is required to submit on an annual basis to its shareholders, for their approval, its statutory consolidated financial statements and group management report.

Right of Inspection

Irish company law provides that, as a rule, shareholders of a company are entitled to inspect, free of charge, the register of members, minutes of general meetings of the company and various other registers maintained by the company. In general, this right may only be exercised during business hours. The right of inspection may also be exercised by members of the public in respect of the various registers with the exception of the minute books of the company.

Rights upon Liquidation or Winding-up

In the event of a liquidation, dissolution or winding-up of the Company, the assets remaining for distribution to the holders of Shares after payment of liabilities (and after provision has been made for each class of shares having preference over the Ordinary Shares, if any) would be divided equally among the holders of Shares in proportion to the amounts paid up on the Shares held by them. A liquidator may, with the approval of the shareholders by way of special resolution or any other approvals required by Irish company law, divide equally among the shareholders in cash or property the whole or any part of its assets and may vest any assets in trustees upon trust for the benefit of contributories. However, no shareholders may be compelled to accept any assets upon which there is a liability.

Disclosure Requirements

Under Irish company law, where any person acquires an interest in 5% or more of the issued voting share capital of any class of a public limited company, such person must notify the company, in the prescribed manner and within five business days, of said person's interest and of specific details relating to that interest. Notification must also be made of any change in the percentage of a person's interest above 5% and any reduction of its interest to less than 5%. Any interest, whether held directly or indirectly through a spouse, minor child or a company in relation to which the relevant person exercises significant influence or, under certain circumstances, held by third parties deemed to be acting in concert with said person, would be regarded as an interest in shares for the purpose of determining any shareholdings subject to the reporting requirement. Any ownership interest in Shares registered in the name of Clearstream Banking AG would also be considered an interest in the Shares for this purpose.

Failure to duly notify within the specified time is an offence under Irish company law. Accordingly, no right or interest whatsoever in respect of any of the relevant shares will be enforceable, whether directly or indirectly, by way of legal action or any other proceedings by the person, having such an interest, should that person fail to notify the company of such interest. An application may be made to the Irish High Court to remove this restriction, and if the Court is satisfied that the failure to notify was accidental or due to inadvertence, or that it would be just and equitable to grant relief, then the Court may grant such relief as it sees fit. The Company is obliged to keep a register showing all notifications received and to make this register available for inspection by the public.

DePfa Deutsche Pfandbriefbank AG, in the name and on behalf of the Company, initiated preparatory steps for an application for a banking licence from the Central Bank of Ireland in accordance with Irish banking law. The acquisition of shares, and interests in shares, of an Irish licensed bank is subject to special provisions. See "Regulatory Framework - Irish Banking Law".

Disclosure of Beneficial Ownership

The directors may, under the Company's Articles of Association, by notice require any holder of Shares, or other person appearing to be interested or to have been interested in Shares, to disclose to the Company in writing such information as the directors shall require relating to the ownership of, or any interest in, said Shares, including any information which the Company continues to be entitled to pursuant to Irish company law. Under Irish company law, a company may, by written notice, require a person whom it knows, or has reasonable cause to believe, to be (or to have been at any time during the three years immediately preceding the date on which the notice was issued) interested in the issued share capital, to either confirm this fact or to indicate why this assumption is not correct and, where a person holds (or during the relevant time had held) an interest in such shares, to provide any further information as may be required by the company related to such interest and any other interest in the shares of which said person is aware.

If the Company requires a holder of shares or any other person to comply with the reporting requirements in accordance with the foregoing provisions of the Articles of Association or Irish company law and that person fails to comply, to the satisfaction of the directors, with these requirements, the directors may serve a restriction notice on said holder of shares. The Company's Articles of Association provide that, on the expiry of 14 days from the service of the restriction notice, and while the restriction notice remains in force, no holder of the relevant shares may attend or vote at general meetings of the Company and, where the shares in question represent at least 0.25% of the class of shares concerned, the directors shall be entitled to withhold payment of any dividend or other sum payable to the shareholder (except sums payable upon winding up the Company) and refuse to register a transfer of those shares in the share ledger (subject to certain exceptions, including transfers made pursuant to bona-fide sales of those shares).

Irish Merger Legislation

Subject to certain exceptions, and only where specific financial thresholds are exceeded, Irish law requires prospective purchasers of the Company's voting shares to provide advance notice of any acquisition of Shares to the Minister for Enterprise, Trade and Employment of Ireland if, after such acquisition, that person would control more than 25% of the Company's voting rights. Subject to certain exceptions, such person or entity must also notify the Minister for Enterprise, Trade and Employment of any subsequent acquisition of voting shares in the Company. Failure to duly notify is an offence under Irish law. Furthermore, under Irish law, title to the shares concerned will not pass unless either clearance for such acquisition is obtained from the Minister or the prescribed statutory period following notification of such acquisition lapses without the Minister having made an order.

Takeover Rules

Irish takeover rules

It is expected that the Company will apply to have CP and/or MTN programmes listed on the Irish Stock Exchange. The Irish Takeover Panel Act, the Irish Takeover Rules, and the Substantial Acquisition Rules will apply to the Company, for as long as the Company maintains a listing of any of its debt securities on the Irish Stock Exchange, and for a period of five years thereafter.

The Irish Takeover Panel Act, 1997, the Irish Takeover Rules, 1997, and the Substantial Acquisition Rules, 1997, provide the main regulatory framework in Ireland for the conduct of takeovers of Irish quoted companies. For this purpose, Irish quoted companies are deemed to be those companies incorporated under Irish law whose securities (i.e. equity or debt securities) are listed at the Irish Stock Exchange or on any other market specified for this purpose under the Irish Takeover Panel Act. The Official Trading (Amtlicher Handel) of the Frankfurt Stock Exchange is not among the markets specified by the Irish Takeover Panel Act. An Irish incorporated company whose securities are not listed at the Irish Stock Exchange or on any other market specified for this purpose, but which was so listed at any time within the five years preceding the transaction in question, is also deemed to be an Irish quoted company.

The Irish Takeover Panel Act and the Irish Takeover Rules are primarily designed to ensure fair and equal treatment of all shareholders in relation to takeover transactions. The Rules also provide an orderly framework within which takeovers of Irish quoted companies are conducted. The Act and the Rules would normally only be relevant if the Company proposes to make an offer for another Irish quoted company or if the Company itself is subject to such an offer.

However, certain provisions of the Rules are of fundamental relevance.

The Substantial Acquisition Rules provide that, in principle, no person may within a period of seven days acquire voting shares, or rights to voting shares, in an Irish quoted company if such shares would represent more than 10% of the total voting shares in the company and if the acquisition of such shares would result in the purchaser holding, or having rights over, 15% to 30% of the total voting shares in the company.

The Irish Takeover Rules provide that, where a person acquires shares which, if taken together with shares already held by that person or by concert parties, amount to 30% or more of the voting rights of an Irish quoted company, that person is required to make a general offer to acquire the shares of all other shareholders. This obligation to make a general offer is also imposed on persons (or persons acting in concert) who hold 30% or more of the voting rights in an Irish quoted company and who increase that stake by more than 0.05% during a 12-month period. The offer must be in cash, or be accompanied by a full cash alternative, at no less than the highest price paid by the offeror, or any person acting in concert with the offeror, during the previous 12 months.

The Irish Takeover Rules and the Substantial Acquisition Rules also contain various provisions requiring notification to the Irish Takeover Panel, the Irish Stock Exchange, and the company concerned, of dealings in an Irish quoted company's share capital whilst said company is the subject of a takeover offer.

German takeover rules

The rules of the German Securities Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) which came into effect on 1 January 2002 do not apply to the Company as it is not incorporated in Germany.

Restrictions on Holding the Shares

Except as described below, there are currently no restrictions, neither under Irish law nor in the Company's Articles of Association, on the rights of non-residents of Ireland to hold voting shares in the Company. Moreover, there are currently no Irish foreign exchange control restrictions on the conduct of the Company's operations or affecting the remittance of dividends on shareholders' equity.

The Financial Transfers Act, 1992, authorises the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries. The term "financial transfer" is broadly defined and includes all transfers deemed to be movements of capital or payments under the treaties governing the European Communities. The acquisition or disposal of shares or interests in shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or interest payments or payments on redemption or purchase of shares, debentures or other securities in an Irish incorporated company and payments upon liquidation of an Irish incorporated company would also fall under the scope of this definition. Currently, orders under this Act restrict financial transfers involving residents of the Federal Republic of Yugoslavia, the Republic of Serbia, Angola and Iraq and certain individuals associated with the Taliban regime in Afghanistan. The Company does not anticipate that orders issued under the Financial Transfers Act, 1992, will have a material effect on the Company's business.

Shareholders of DePfa Deutsche Pfandbriefbank AG

To the best knowledge of DePfa Deutsche Pfandbriefbank AG, its shareholder structure as at 1 January 2002 was as follows:

60%	Free float (institutional and private investors)	
40%	DePfa Holding Verwaltungsgesellschaft mbH thereof (i.e. indirect shareholding in DePfa Deutsche Pfandbriefbank AG):	
	8.34%	Bayerische Beamten-Lebensversicherung aG
	8.34%	Schweizerische Lebensvers.- und Rentenanstalt
	6.24%	Versorgungsanstalt des Bundes und der Länder
	5.67%	Bankhaus Lampe KG
	4.90%	Deutscher Ring Beteiligungs-Holding
	2.68%	Schmidt-Bank
	2.56%	Entenial S.A.
	1.27%	Condor Lebensversicherungs-AG

Provided that all shareholders of DePfa Deutsche Pfandbriefbank AG accept the Exchange Offer, the shareholder structure of the Company will be identical to the shareholder structure of DePfa Deutsche Pfandbriefbank AG described above.

Management

Overview

The Company's Board of Directors manages the Company's business. The Board of Directors, which may consist of executive directors and non-executive directors, supervises the Company's general management and decides upon and oversees the implementation of the Company's central strategic and operational guidelines. While the non-executive directors do not play an active role in the Company's day-to-day operations, they provide the Board of Directors with an independent element which brings a greater depth of skill, experience and objectivity to the making of key decisions. The executive directors are responsible for the Company's day-to-day business.

Under Irish law, each director is required to carry out his functions as a director with the degree of care that may reasonably be expected of a person of his/her skill and experience. Each director is obliged to act in the interests of the shareholders as a whole and should avoid allowing any conflicting interests, whether his or those of the persons that appointed him, to influence his/her judgment in the exercise of his/her role as a director. The Board of Directors is ultimately required to manage the Company's affairs in accordance with the Company's Memorandum and Articles of Association and with the requirements of local laws and regulations.

The Board of Directors of the Company currently consists of three executive directors, namely:

Mr Gerhard Bruckermann

Mr Karl-Heinz Glauner

Mr Dermot Cahillane

Mr Bruckermann and Mr Glauner are also members of the Management Board (Vorstand) of DePfa Deutsche Pfandbriefbank AG. Mr Cahillane is also a member of the Board of Directors of DePfa-Bank Europe plc. At present, the Company does not have any non-executive directors.

All directors can accept service of process at the Company's business address.

It is intended to increase the Board of Directors to 14 members, seven of which will be executive directors and seven of which will be non-executive directors. The completion of the split between Public Finance and Property Activities will result in a clear separation between the executive members of the Public Finance Bank and the executive members of the Board of Directors of the Property Bank: The executive directors of the Public Finance Bank will no longer sit on the Management Board (Vorstand) of DePfa Bank AG.

At the time of allocating DePfa Bank AG shares to the shareholders of the Company, (i) those members of the Management Board of DePfa Deutsche Pfandbriefbank AG who have been, or will be, appointed to the Board of Directors of the Company, will resign from their position at DePfa Deutsche Pfandbriefbank AG in agreement with the Supervisory Board, and (ii) Mr Glauner will step down from the Board of Directors of the Company.

From this point, the composition of the Board of Directors will as follows:

Executive Directors

- Gerhard Bruckermann (Chairman and Chief Executive Officer)
- Dr Thomas M. Kolbeck (Vice Chairman)
- Dermot Cahillane
- Fulvio Dobrich
- Dr Reinhard Grzesik
- James Hyde
- Jürgen Karcher

Mr Bruckermann, Dr Kolbeck, Mr Karcher and Dr Grzesik are current members of the Management Board of DePfa Deutsche Pfandbriefbank AG. Mr Cahillane is Managing Director of DePfa-Bank Europe plc. Mr Dobrich is Chief Executive Officer of DePfa USA Inc. and Director of DePfa Investment Bank Ltd. Mr Hyde joined the Board of Directors of DePfa-Bank Europe plc on 15 October 2001.

Non-executive Directors

- Dr Richard Brantner, Member of a Management Board (ret'd), Schramberg, Germany
- Jacques F. Poos, Member of the European Parliament, Esch-sur-Alzette, Luxembourg
- Hans W Reich, Chairman of the Board of Managing Directors (Vorstand) of Kreditanstalt für Wiederaufbau, Frankfurt/Main, Germany
- Prof Dr Frances Ruane, Professor at Trinity College, Dublin
- Prof. Dr. Dr. h.c. mult. Hans Tietmeyer, President of Deutsche Bundesbank (ret'd), Königstein, Germany
- N.N.
- N.N.

Board Committees

The Company will establish an Audit Committee of the Board of Directors to review, act on and report to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the Company's independent auditors and the Company's accounting practices.

In addition, the Company will establish a Remuneration Committee of the Board of Directors, which will determine the salaries and incentive compensation of the Company's officers and the officers of the Company's subsidiaries, and provide recommendations for the salaries and incentive compensation of other employees and consultants. The Remuneration Committee will also administer the Company's various compensation, stock and benefit plans.

Information on Directors

The following table sets out, as at the time of this Offering Circular, the name of each member of the Board of Directors, their ages and the date of their first appointment. An allocation of different roles within the Board of Directors is not planned for the time being.

Name	Age	Date of Appointment
Gerhard Bruckermann	54	9 October 2001
Karl-Heinz Glauner	56	9 October 2001
Dermot Cahillane	54	9 October 2001

Gerhard Bruckermann joined the DePfa Group on 1 September 1991 as a member of the Management Board of DePfa Deutsche Pfandbriefbank AG. He became chairman of DePfa-Bank Europe plc in September 1993. Mr Bruckermann started his professional career in the International Department of Westdeutsche Landesbank in Dusseldorf. From 1979 to 1985, he was employed in the Corporate Finance Division of Deutsche Bank, working in corporate coverage for German industrial clients as well as in equity and bond syndication. Since 1998, Mr Bruckermann has also been chairman of DePfa USA Inc., member of the Board of Directors of DePfa Investment Bank Ltd as well as chairman and director of DePfa Capital Japan.

Karl-Heinz Glauner joined the DePfa Group in 1989. Since 1989, Mr Glauner has served as member of the Board of Directors of DePfa Deutsche Pfandbriefbank AG. As from 1 January 1999, Mr Glauner has also been a member of the Management Board of DePfa Bank AG, being responsible for international credit facilities, direct banking and risk management. Since 1 July 2000, Mr Glauner has been spokesman of the Management Board of DePfa Deutsche Pfandbriefbank AG. Since 20 June 2001, he has been chairman of the Management Board of DePfa Bank AG. Mr Glauner started his professional career as a specialist adviser (Referent) to the Association of German Mortgage Banks (Verband Deutscher Hypothekenbanken). Having been employed by Deutsche Hypothekenbank AG from 1980 to 1989, by the end of his service Mr Glauner was responsible as a director for fundamental issues and international business. Mr Glauner is Président Directeur Général of DePfa Bank France S.A. and member to the Supervisory Board of DePfa Financial Services spol s.r.o. and DePfa Financial Services Polska.

Dermot Cahillane joined the DePfa Group on 1 October 1993 as an executive director of DePfa-Bank Europe plc and served the company until 1 July 1997 in this function, being responsible for business development and credit. From 1997 to the present date he has been managing director of DePfa-Bank Europe plc. Mr Cahillane was appointed to the Board of Directors of DePfa Holding plc on 9 October 2001. Mr Cahillane started his professional career in 1966 with Allied Irish Bank (AIB) in a junior position. Prior to joining the DePfa Group, Mr Cahillane was manager of corporate banking with AIB Capital Markets. He is also a director of DePfa-Bank Europe plc, Property Holdings Limited (a non-trading company) and DePfa Investment Bank Ltd.

Service Agreements

At present, the three current executive directors of the Company do not receive any remuneration. The shareholders' meeting will decide about the future compensation of the directors. In 2001, the current Executive Directors have received ongoing consideration and payments based on the Long Term Incentive Plan in an aggregate amount of € 11,057,000 by companies of the DePfa Group. The basic compensation of the future directors is intended to be in a range of up to € 300,000.00.

Term of Office and Retirement by Rotation

The Company's Articles of Association provide that one-third (or the number nearest to but greater than one-third) of the directors shall retire at every annual general meeting; but if any director has at the start of the annual general meeting been in office for more than three years since his/her last appointment or re-appointment, he/she shall retire. Any director who retires at an annual general meeting may, if willing, be re-appointed.

Directors' Interests

Irish company law requires each of the Company's directors to declare the nature of any direct or indirect personal interest, which the director may have in a proposed contract with the Company, at a meeting of the directors before the Board of Directors votes to approve the contract. This interest must be disclosed at a directors' meeting before the Board of Directors votes on the conclusion of said contract. Under the Company's Articles of Association, an interested director must, subject to limited exceptions, abstain from voting on any contract or arrangement with the Company in which he/she has an interest.

When determining whether a quorum is present at a meeting in relation to any such resolution, an interested director shall not be counted.

The Articles of Association also provide that, if any questions arise at any meeting as to the materiality of a director's interest or as to the right of any director to vote, and such question is not resolved by his/her voluntarily agreeing to abstain from voting, such question may, before the conclusion of the meeting, be referred to the chairman of the meeting whose ruling in respect of any director other than himself shall be deemed final and conclusive. Furthermore, the Company's Articles of Association provide that shareholders may, by ordinary resolution, relax this rule to the extent that this is necessary to ratify any transaction not duly authorised by reason of a contravention of the Articles of Association.

Irish company law also lays down rules with regard to various types of transactions between a company and its directors as well as companies and persons connected with any of its directors. In summary, the provisions require shareholder approval for certain long term employment contracts with directors and the purchase or sale of company's assets from or to its directors or any person connected with any director. Moreover, without shareholder approval, the Company may not make loans to, grant guarantees for, assume debts or obligations for or provide any other security in connection with credit transactions of a director, or person connected to any director, with third parties. There are only limited exceptions to this rule.

Indemnification

Irish company law prohibits a company from exempting any of its officers or auditors from, or indemnifying any of them against, any liability arising from any negligence, default, breach of duty or breach of trust which is attributable to him/her in relation to the company. The legislation does, however, provide that a company may indemnify any of its officers or auditors to the extent that liability would arise in the course of defended proceedings, whether civil or criminal, with regard to actions or omissions alleged to have been committed by the relevant person in his/her capacity as officer or auditor of the company. Such indemnification only comes into effect where judgment is passed in favour of the officer or auditor. Moreover, a company may indemnify any of its officers or auditors against liability in respect of any such acts or omissions where the officer or auditor is granted relief from liability by the Irish courts. The Company's Articles of Association allow the Company to indemnify its officers and auditors to the extent permitted by Irish law. The Articles of Association also permit the Company to purchase and maintain insurance for directors, officers, employees or auditors of the Company or of any group company in the exercise of their duties or powers or otherwise in relation to their duties, powers or offices.

Taxation

The following section contains a brief outline of some of the most important taxation principles in both Germany and Ireland that may be or may become relevant with regard to the Shares. This summary does not intend to be a comprehensive and complete representation of all aspects under tax law that could be relevant to shareholders.

This outline is based on the national German and Irish tax law in force at the time of this Offering Circular going to print, as well as double taxation treaties currently existing between Germany or Ireland and other countries. In both areas, the laws and regulations may change at short notice, in some cases even with retroactive effect.

In case of any doubt, shareholders are recommended to consult a tax advisor who will be able to analyse the individual situation of the shareholder concerned with regard to the tax implications of accepting the offer and the procedural rules to be observed. This is particularly relevant for shareholders domiciled outside the Federal Republic of Germany, since their tax treatment will depend on the national taxation rules of their country of residence, as well as any double-taxation agreement.

Irish Taxation

Corporation tax

Companies which are resident in the Republic of Ireland are subject to Irish corporation tax on their total profits wherever arising and whether or not said profits are remitted to Ireland. The Irish corporate tax rate is currently 16% from 1 January 2002 until 31 December 2002 and 12.5% from 1 January 2003 onwards. Non-trading income is taxed at a rate of 25% with effect from 1 January 2000.

There is also a reduced rate of corporation tax in Ireland of 10%, which applies to income from certain manufacturing and financial services activities in Ireland. The financial services activities of the Company qualify for the 10% tax rate up until 31 December 2005. After that date, such income will be taxable at the then current standard rate appropriate for trading income.

Taxation of Dividends

General

Dividend distributions of Irish companies, unless exempted, will be subject to a withholding tax (Dividend Withholding Tax, "DWT") at the standard rate of income tax (currently 20%). Under current legislation, where DWT applies, the Company will be responsible for withholding it at source. DWT will not apply where an exemption applies and where the Company has received all necessary documentation prior to payment of the dividend.

For this purpose, a dividend includes all distributions made by DePfa Holding plc to its shareholders, in cash or in kind, but does not include pro-rata issues of additional ordinary shares, or rights to receive additional ordinary shares.

DWT exemption for Irish resident companies

DWT does not apply to dividends paid by the Company to Irish resident companies, pension funds and charities where the shareholder has provided the Company with the relevant declaration required by the Taxes Consolidation Act ("TCA").

DWT exemptions for certain shareholders

Non-corporate shareholders resident in the EU and certain other countries, with which Ireland has concluded double taxation agreements ("DTA countries") and who are not resident or ordinarily resident in Ireland are exempt from DWT where the shareholder has provided DePfa Holding plc with the relevant declaration and residency certificate required by legislation.

Corporate shareholders who are not resident in Ireland and:

1. who are controlled by persons resident in the EU or in DTA countries and are not controlled by persons not so resident, or

2. whose principal class of shares or its 75% parent's principal class of shares or, where the company is wholly owned by two or more companies, the principal class of shares of each of those companies, is regularly traded at a recognised stock exchange in an EU country, or in a country with which Ireland has a double taxation agreement; or

3. who are resident in the EU or in DTA countries and who are not controlled by Irish residents,

are exempt from DWT if they provide the Company with the relevant declaration and an auditor's certificate.

In case 3, a certificate of tax residence from the relevant tax authority is also required.

EU and DTA country resident holders who do not comply with the documentation requirements or otherwise do not qualify for an exemption may nevertheless be able to claim treaty benefits under double taxation agreements. EU and DTA country resident holders who are entitled to benefits under double taxation agreements may be able to claim a refund of DWT from the *Irish Revenue Commissioners*.

Irish income tax

Non Irish resident shareholders in DePfa Holding plc

Under the Taxes Consolidation Act 1997 ("TCA"), non-Irish shareholders in DePfa Holding plc are, unless exempted, generally liable to Irish income tax on dividends received from DePfa Holding plc. Where non-Irish shareholders are liable to Irish income tax on the dividend they receive, their income tax liability will be limited to that calculated using the standard rate of income tax. Any DWT deducted from the dividend will be offset against the income tax liability so that no additional tax payment will be due.

Dividends distributed by the Company to a shareholder not resident in Ireland will not be subject to Irish income tax if such shareholder is:

- a non-corporate person resident within the EU or within DTA countries, who is neither resident nor ordinarily resident in Ireland; or

- a corporation that is not resident in Ireland and which is controlled by persons resident within the EU or within DTA countries and is not controlled by persons not so resident; or

- a corporation that is not resident in Ireland and whose principal class of shares or its 75% parent's principal class of shares, or where the company is wholly owned by two or more companies, the principal class of shares of each of those companies is regularly traded at a recognised stock exchange in a country within the EU or any country with which Ireland has a double taxation agreement; or

- a corporation that is resident within the EU or within a DTA country and that is not ultimately controlled by a parent company resident in Ireland.

Irish resident shareholders in DePfa Holding plc

The dividends which the Company distributes to its shareholders resident in Ireland are subject to taxation. Irish non-corporate persons are subject to income tax on the gross dividend, which is the dividend received plus DWT, at the marginal rate of tax (currently either 20% or 42%, depending on their circumstances) but are entitled to a credit for the DWT deducted against their income tax liability. Irish non-corporate persons may, depending on the circumstances, also be subject to the Irish health levy of 2% and the pay-related social insurance contribution of up to 3% in respect of this dividend income. Irish resident shareholders in the Company may claim to have DWT refunded by the Irish tax authorities to the extent that the DWT exceeds the relevant shareholder's Irish income tax liability.

Taxation of Capital Gains

Shareholders who are neither resident nor ordinarily resident in Ireland are not subject to Irish capital gains tax on the disposal of shares unless they derive the greater part of their value from Irish land or exploration rights and are unquoted.

Depending on the circumstances, an Irish resident holder may be liable to Irish capital gains tax chargeable at the rate of 20% of taxable capital gains, with an allowance being made for inflation, adjusted acquisition costs, enhancement expenditure and an annual exemption (if not otherwise used).

Irish Capital Acquisitions Tax

A gift or inheritance of ordinary shares will be subject to Irish Capital Acquisitions Tax ("CAT"), as the shares are considered to be assets located within Ireland for the purposes of CAT. CAT is currently charged at a rate of 20% if the value of the capital acquisition exceeds the tax-free allowance. The tax-free allowance is determined by the amount of current benefits (and previous benefits received since 5 December 1991) that are subject to CAT, also taking into consideration the relationship between the donor or the deceased and the donee or heir. Gifts or inheritances between spouses are not subject to CAT.

Irish stamp duty

Irish stamp duty, which is a tax on certain documents, is payable on all transfers of ordinary shares in the Company (other than between spouses and associated companies) wherever a document of transfer is executed. Where the transfer results from a sale, stamp duty is charged at a rate of 1% of the amount or value of the purchase price or market value (whichever is higher), rounded to the next full amount in euro. Where the transfer results from a gift or, where the consideration is inadequate, stamp duty is charged at a rate of 1% of the market value, rounded to the next full amount in euro.

As a general rule, the transfer of ordinary shares not involving the transfer of beneficial ownership (e.g. the transfer of shares from a beneficial owner to his/her trustee) is exempt from stamp duty, provided that the relevant certificate is produced. Otherwise, a lump-sum tax of € 12.50 will be charged. It is the transferee who is liable to pay stamp duty or, where the transfer results from a gift or, where the consideration is inadequate, all parties involved in the transfer are liable to pay stamp duty. Stamp duty must be paid within 30 days after completion of transfer. In the event of delayed or incorrect payment, interest charges, penalty charges and fines will be incurred.

The Irish Revenue Commissioners have confirmed that transfers of the beneficial ownership in the shares of the Company effected and registered electronically within the Clearstream settlement system will be treated, on a concessionary basis, as being exempt from Irish stamp duty.

German Taxation

The following analysis of tax implications is based on presently applicable German tax laws and regulations Amendments to legislation as a result of the German Tax Reduction Act (Steuersenkungsgesetz) as of 23 October 2000 and the Corporate Development Act (Gesetz zur Fortentwicklung des Unternehmenssteuerrechts) as of 20 December 2001 will influence the tax implications described. The Management Board has made a cautious assessment of tax implication on this basis.

Tax implications for shareholders of DePfa Deutsche Pfandbriefbank AG

The following is a summary of the German tax implications for shareholders participating in the Share Exchange. The explanations set out below are no substitute for tax advice tailored to the individual circumstances of each shareholder.

Share Exchange

Based on current legislation in Germany and Ireland, the exchange of DePfa Deutsche Pfandbriefbank AG shares into Shares of DePfa Holding plc will not be eligible as a tax-exempt cross-border contribution within the European Union pursuant to Sec. 23 of the German Mergers and Reorganisation Tax Act (Umwandlungssteuergesetz), and will thus have to be treated in accordance with general taxation principles.

Shares held as Assets of a German Business

Pursuant to Sec. 8 b para. 2 of the German Corporation Income Tax Act (Körperschaftssteuergesetz - "KStG"), the Share Exchange will be exempt from corporation and trade tax for shareholders otherwise subject to corporation tax (in particular, public limited companies), whether or not they are domiciled within Germany. According to the opinion of German tax authorities, the exemption of Sec. 8 b para. 2 of the KStG will also apply to cases where a capital gain is realised as a result of the Share Exchange as with the present case.

For all other shareholders holding the shares as assets of a German business, the Share Exchange will constitute a realisation of capital gains. However, due to the so-called "half-income taxation" provisions pursuant to Sec. 3 No. 40 of the German Income Tax Act (Einkommensteuergesetz – "EStG"), only 50% of realised hidden reserves (defined as the difference between the purchase price and the exchange price of the shares at the time of the Share Exchange – "stille Reserven") will be included for the assessment basis of income tax and trade tax. An exception is applicable in cases where the shares are held as business assets of a partnership, provided that the partners are subject to corporation tax (irrespective of whether or not they are domiciled in Germany). In these cases, the Share Exchange will be exempt from corporation tax pursuant to Sec. 8 b para. 6 of the KStG. The question as to whether capital gains realised upon the exchange of shares will also be exempt from trade tax is still the subject of controversial discussion in the pertinent professional publications.

Shares held as Private Assets

The exchange of shares held as private assets is only subject to taxation where the shares were held for less than one year (disposal of private assets pursuant to Sec. 23 para. 1, sentence 1 No. 2 of the EStG). For shareholders holding a minimum stake of 1% of DePfa Deutsche Pfandbriefbank AG shares in their private

assets, the exchange will be subject to taxation in any event. In both cases, however, only 50% of capital gains will be included into the assessment basis for income tax (pursuant to Sec. 3 No. 40 of the EStG in conjunction with Sec. 3 c para. 2 of the EStG).

Shares held by German Investment Funds

Pursuant to Sec. 40 para. 1 of the German Investment Companies Act (Gesetz über Kapitalanlagegesellschaften – "KAGG"), the Share Exchange will not have any tax implications with respect to investment fund certificates held as private assets.

Where certificates of an investment fund holding DePfa Deutsche Pfandbriefbank AG shares are held as assets of a German business (business property), the tax implications are, as a rule, identical to those for the direct ownership of shares. For holders of investment certificates being subject to corporation tax (in particular, public limited companies), whether or not they are domiciled within Germany, any capital gains realised upon the exchange of shares will be exempt from corporation tax and trade tax, pursuant to Sec. 8 b para. 2 of the KStG (as amended by the German Tax Reduction Act). In contrast, all other holders of investment certificates will have to include 50% of these capital gains into their assessment basis for income and trade tax, in the event of a distribution of the fund or upon sale of the fund certificates (Sec. 3 No. 40 of the EStG; Sections 40 para. 1 and 40a of the KAGG).

Foreign Shareholders

The question as to whether the provisions for the tax-exemption of capital gains (pursuant to Sec. 8 b para. 2 of the KStG) are also applicable with respect to foreign corporations taking part in the Share Exchange, but not holding the shares as assets of a German branch business, is yet to be clarified. According to the Company's tax advisors, the provisions on the tax-exemption of capital gains (Sec. 8 b para. 2 of the KStG) should also apply to exchanging foreign corporations; other foreign shareholders should only be subject to a limited tax liability in Germany if they hold a minimum stake of 1% in DePfa Deutsche Pfandbriefbank AG. In the case of shareholders domiciled within a country that has entered into a double-taxation agreement with the Federal Republic of Germany, such agreements usually contain provisions for a general exemption from German taxation. Furthermore, the tax implications also depend on the taxation regime in the shareholder's country of residence.

Transfer of DePfa Bank AG shares to shareholders of DePfa Holding plc

The distribution of DePfa Bank AG shares to the shareholders of DePfa Holding plc will take place as a distribution in kind, in conjunction with a capital reduction of the Company.

There are no explicit legal provisions governing the tax treatment of German shareholders in the event of capital reductions by foreign companies. According to the Company's tax advisors, based on the valuation relationships on which the transaction is based, the capital reduction will not constitute a taxable distribution of profits pursuant to section 20, para. 1 (1) EStG. Therefore the planned capital reduction should be tax-exempt for shareholders of the Company holding shares as assets of a German business (business property). For shareholders subject to German taxation, who hold the shares as *private assets*, the capital reduction should not constitute a disposal of private assets pursuant to Sec. 23 of the EStG (unless they hold a minimum stake of 1% in the Company), and should therefore be tax-exempt. This analysis has been confirmed in a letter from the Federal Ministry of Finance on 1 November 2001. The so-called "principle of transparency" (Transparenzprinzip) is applicable to shares held by a German investment fund: the tax implications for German holders of fund units are the same as with a direct investment in the Irish parent company.

Taxation of dividend payments of shareholders of DePfa Holding plc following the Share Exchange

Shares held as Business Assets

Pursuant to Sec. 8 b para. 1 of the German Corporation Income Tax Act (Körperschaftssteuergesetz – "KStG"), as amended by the German Tax Reduction Act, gross dividend income will be exempt from corporation tax for shareholders otherwise subject to corporation tax (in particular, public limited companies). However, 5% of the dividend income is deemed to represent non-tax-deductible business expenditure and is therefore subject to corporation tax and trade tax (pursuant to Sec. 8 b para. 5 of the KStG). This group of shareholders thus receives 95% of their dividend income exempt from corporation tax.

For all other shareholders holding their shares as assets of a German business, 50% of the gross dividend income will be included in the basis for assessment of income tax (pursuant to Sec. 3 No. 40 of the EStG in conjunction with Sec. 3 c para. 2 of the EStG). The tax treatment in this case is identical to dividends distributed by a German public limited company.

Where the shares are held as business assets of a partnership in Germany, pursuant to Sec. 8 b paras. 2, 5 and 6 of the KStG, 95% of the gross dividend income is exempt from corporation tax for partners who are subject to corporation tax. For all other partners of a partnership, 50% of the gross dividend income will be included for the assessment of income tax (pursuant to Sec. 3 No. 40 of the EStG in conjunction with Sec. 3 c para. 2 of the EStG).

The dividend income is subject to trade tax, unless a shareholder holds a minimum stake of 10% in the Company

Shares held as Private Assets

The dividend income on shares held as private assets is subject to taxation (pursuant to Sec. 20 para. 1 No. 1 of the EStG). However, only 50% of dividends will be included in the assessment basis for income tax (pursuant to Sec. 3 No. 40 of the EStG in conjunction with Sec. 3 c para. 2 of the EStG). This is in line with the taxation of dividend payments on German shares.

Shares held by German Investment Funds

In principle, the tax implications for German certificate holders of German investment funds holding shares in the Company correspond to those for a direct ownership of shares. Dividends paid by the Irish parent company, and distributed or reinvested by the investment fund, will be exempt from corporation tax for shareholders otherwise subject to corporation tax (in particular, public limited companies), whether or not they are domiciled within Germany. The difference compared to a direct investment is the absence of the 5% tax charge that is applicable when shares are held directly.

All other holders of investment fund certificates will have to include 50% of dividends paid by the Company, and distributed or reinvested by the investment fund, into their tax base for income and trade tax (Sec. 3 No. 40 of the EStG; Sec. 40 para. 2 of the KAGG). Where the investment fund certificates are held as assets of a German business (business property), the dividends distributed or reinvested by the investment fund are subject to trade tax.

The "principle of transparency" (Transparenzprinzip) also applies to investors holding fund certificates as private assets: as with a direct investment, they must declare dividends paid by the Company to the investment fund regardless of whether these are distributed by or reinvested in the investment fund. Pursuant to Sec. 40 para. 2 of the KAGG in conjunction with Sec. 3 No. 40 of the EStG, only 50% of the income will be included in the basis for tax assessment. According to the Company's tax advisors, such

foreign dividend income distributed or reinvested by the investment fund is not subject to the 20% investment income tax (Kapitalertragsteuer).

Taxation of dividend payments and capital gains of shareholders of DePfa Bank AG following the distribution in kind of these shares by DePfa Holding plc.

Following the Share Exchange, the shareholders of the Company will receive shares in DePfa Bank AG, by way of a distribution in kind by the Company. The tax treatment of dividends paid by DePfa Bank AG and capital gains will be identical to a situation where they would continue to hold an existing shareholding in DePfa Deutsche Pfandbriefbank AG.

Taxation of Dividends

Shares held as German Business Assets

Pursuant to section 8 b, para. 1 of the German Corporation Income Tax Act ("Körperschaftssteuergesetz" – "KStG"), as amended by the German Tax Reduction Act, gross dividend income will be exempt from corporation tax for shareholders otherwise subject to corporation tax (particularly limited companies), whether or not they are domiciled within Germany. Pursuant to Sec. 36 para. 2 sentence 2 No. 2 of the EStG, these shareholders will be able to offset the mandatory deduction of 21.1% withholding tax (i.e. 20% investment income tax (Kapitalertragsteuer) plus 5.5% solidarity surcharge (Solidaritätszuschlag) thereon) against their corporation tax liability and solidarity surcharge liability.

For all other shareholders holding the shares as assets of a German business, 50% of the gross dividend income will be included in the basis for assessment of income tax (pursuant to Sec. 3 Nr. 40 of the EStG). Pursuant to Sec. 36 para. 2 sentence 2 No. 2 of the EStG, these shareholders will be able to offset the mandatory deduction of 21.1% withholding tax (i.e. 20% investment income tax (Kapitalertragsteuer) plus 5.5% solidarity surcharge (Solidaritätszuschlag) thereon) on dividend payments against their income tax liability and solidarity surcharge liability.

Where the shares are held as business assets of a partnership in Germany, pursuant to Sec. 8 b paras. 2 and 6 of the KStG, the gross dividend income is exempt from corporation tax for partners who are subject to corporation tax (irrespective of whether or not they are domiciled in Germany). For all other partners of a partnership, 50% of the gross dividend income will be included in the basis for the assessment of income tax (pursuant to Sec. 3 No. 40 of the EStG). Pursuant to Sec. 36 para. 2, sentence 2 No. 2 of the EStG, these shareholders will be able to offset the mandatory deduction of 21.1% investment income tax on dividend payments against their individual corporation tax or income tax liability, respectively, and their solidarity surcharge liability.

The dividend income is subject to trade tax, unless a shareholder holds a minimum stake of 10% in the Company

Shares held as Private Assets

The dividend income on shares held as private assets is subject to taxation (pursuant to Sec. 20 para. 1 No. 1 of the EStG). However, only 50% of dividends will be included in the assessment basis for income tax (pursuant to Sec. 3 No. 40 of the EStG in conjunction with Sec. 3 c para. 2 of the EStG). Pursuant to Sec. 36 para. 2 sentence 2 No. 2 of the EStG, these shareholders will be able to offset the mandatory deduction of 21.1% withholding tax (i.e. 20% investment income tax plus 5.5% solidarity surcharge (Solidaritätszuschlag) thereon) on dividend payments against their income tax liability and solidarity surcharge liability.

Shares held by German Investment Funds

In principle, the tax implications for German certificate holders of German investment funds holding shares in DePfa Bank AG are the same as for direct ownership of shares. Dividends paid by DePfa Bank

AG, and distributed or reinvested by the investment fund, will be exempt from corporation tax for shareholders otherwise subject to corporation tax (in particular, public limited companies), whether or not they are domiciled within Germany. All other holders of investment fund certificates will have to include 50% of dividends paid by DePfa Bank AG, and distributed or reinvested by the investment fund, into their income tax assessment basis (Sec. 3 No. 40 of the EStG; Sec. 40 para. 2 of the KAGG).

Where the investment fund certificates are held as assets of a German business (business property), the dividends distributed or reinvested by the investment fund are subject to trade tax.

The "principle of transparency" is also applicable to investors holding fund certificates as private assets: as with a direct investment, they must declare dividends paid by DePfa Bank AG to the investment fund regardless of whether these are distributed by or reinvested in the investment fund. Once again, pursuant to Sec. 40 para. 2 of the KAGG in conjunction with Sec. 3 No. 40 of the EStG, only 50% of income must be included in the basis for the tax assessment.

Dividend income distributed or reinvested by the investment fund is subject to the 21.1% withholding tax (i.e. 20% investment income tax (Kapitalertragsteuer) plus 5.5% solidarity surcharge ("Solidaritätszuschlag") thereon). However, pursuant to Sec. 36 para. 2, sentence 2 No. 2 of the EStG, certificate holders will be able to offset the investment income tax deducted against their corporation tax or income tax liability, respectively, and their solidarity surcharge liability.

Foreign Shareholders

Foreign shareholders not holding the shares as part of a German business activity are subject to a limited tax liability in Germany with their dividend income (§ 49 para. 1 no. 5a EStG), the tax being levied by means of 21.1% withholding tax (i.e. 20% investment income tax (Kapitalertragsteuer) plus 5.5% solidarity surcharge (Solidaritätszuschlag) thereon). Many double-taxation agreements provide for a reduced dividend withholding rate. The excess amount levied is refunded upon request at the Federal Tax Office (Bundesamt für Finanzen) (Sec. 50 d para. 1 EStG) unless approval has been given in advance to apply the lower treaty rate directly (Kontrollmeldeverfahren) (Sec. 50 d para. 6 EStG).

Taxation of Capital Gains

Shares held as Assets of a German Business

For shareholders otherwise subject to corporation tax (in particular, public limited companies), whether or not they are domiciled within Germany, any capital gains realised upon the disposal of shares will be exempt from corporation tax and trade tax, pursuant to Sec. 8 b para. 2 of the KStG.

For all other shareholders holding the shares as assets of a German business, the disposal of shares will constitute a realisation of capital gains. However, due to the so-called "half-income taxation" provisions pursuant to Sec. 3 No. 40 of the EStG, only 50% of realised hidden reserves (defined as the difference between the acquisition costs and the value of the shares at the time of the disposal – "stille Reserven") will be included in the basis for the assessment of income tax and trade tax. The acquisition costs are equivalent to the value of the shares at the time of the distribution in kind. An exemption is applicable in cases where the shares are held as business assets of a partnership, provided that the partners are subject to corporation tax (irrespective of whether or not they are domiciled in Germany). In these cases, the disposal of shares will be exempt from corporation tax, pursuant to Sec. 8 b para. 6 of the KStG. The question as to whether capital gains realised upon the disposal of shares are also exempt from trade tax is the subject of controversial discussion in the tax literature.

Shares held as Private Assets

The disposal of shares held as private assets is only subject to taxation where said shares were not held for more than one year (disposal of private assets pursuant to Sec. 23 para. 1, sentence 1 No. 2 of the EStG).

For shareholders holding a minimum stake of 1% of DePfa Bank AG shares at any time during the 5 years preceding the sale, the disposal will be subject to taxation in any event. In both cases, however, only 50% of capital gains (defined as the difference between the acquisition costs and the value of the shares at the time of disposal) will be included in the basis for the assessment of income tax (pursuant to Sec. 3 No. 40 of the EStG in conjunction with Sec. 3 c para. 2 of the EStG). The acquisition costs are equivalent to the value of the shares at the time of the distribution in kind.

Shares held by German Investment Funds
Pursuant to Sec. 40 para. 1 of the KAGG, the disposal of shares will not have any tax implications with respect to investment fund certificates held as private assets.

Where certificates of an investment fund, holding DePfa Bank AG shares, are held as assets of a German business (business property), the tax implications are, as a rule, identical to those for the direct ownership of DePfa shares. For shareholders otherwise subject to corporation tax (in particular, public limited companies), whether or not they are domiciled within Germany, any capital gains realised upon the disposal of shares will be exempt from corporation tax and trade tax, pursuant to Sec. 8 b para. 2 of the KStG (as amended by the German Tax Reduction Act). In contrast, all other holders of investment certificates will have to include 50% of these capital gains into their assessment basis for income and trade tax in the event of a distribution of the fund or upon sale of the fund certificates (Sec. 3 No. 40 of the EStG; Sections 40 para. 1 and 40 a of the KAGG).

Foreign Shareholders
The question as to whether the provisions for the tax-exemption of capital gains (pursuant to Sec. 8 b para. 2 of the KStG) are also applicable with respect to foreign corporations taking part in the disposal of shares, but not holding the shares as assets of a German branch business, is yet to be clarified. According to the Company's tax advisors, the provisions on the tax-exemption of capital gains (Sec. 8 b para. 2 of the KStG) also apply to foreign corporations; other foreign shareholders should therefore only be subject to a limited tax liability in Germany if they hold a minimum stake of 1% in DePfa Bank AG. In the case of shareholders domiciled within a country that has entered into a double-taxation agreement with the Federal Republic of Germany, such agreements usually contain provisions for a general exemption from German taxation. Furthermore, the tax implications also depend on the taxation regime in the shareholder's country of residence.

Inheritance and Gift Tax

Shares held by a person resident in Germany are subject to German inheritance and gift tax upon transfer by reason of death or as a gift, based on the market price at the time of death or gifting, respectively. Transfers of shares held by a person who is not a tax resident in Germany are not subject to German inheritance and gift tax, unless

(i) the shares are part of the business property of a permanent establishment or fixed place of business of the shareholder maintained in Germany or for which a permanent representative has been appointed in Germany; or

(ii) the heir, the deceased, the donor or the beneficiary is a tax resident in Germany, or if of German nationality, has not been continuously residing outside Germany for a period exceeding five years prior to the death or the gift (certain public officials and their relatives with their residence outside Germany are also deemed to be German residents);

(iii) the deceased or donor at the time of the inheritance or gift, either alone or together with persons related to him/her, directly or indirectly holds at least 10% of the share capital of the German public limited company (DePfa Bank AG). This does not apply to DePfa Holding plc.

The few double taxation agreements currently in force for inheritance and gift tax (e.g. the treaty with the United States) usually provide that German inheritance and gift tax may only be imposed in case (i) and, with restrictions, in case (ii).

Tax Consequences of the Split for the Companies Involved

As part of the split of Public Finance and Property Activities, DePfa Bank AG will sell its stake in DePfa Investment Bank Ltd to DePfa-Bank Europe plc. Based on current legislation, this disposal will be tax-exempt for DePfa Bank AG.

Based on legislation as coming into force on 1 January 2002, the inclusion of DePfa Deutsche Pfandbriefbank AG's atypical silent partnership in DePfa Bank AG is expected to be subject to German trade tax. Corporation and trade tax in this case will amount to approx. € 33.1 million.

The sale of DePfa Deutsche Pfandbriefbank AG's interests in DePfa Bank AG and DePfa-Bank Europe plc to the Company is scheduled to take place in 2002. Pursuant to the provisions of the German Tax Reduction Act, these transactions will be exempt from both corporation tax and trade tax.

The planned € 160 million special distribution by DePfa Bank AG to DePfa Holding plc will trigger a corporation tax credit of € 26.6 million for DePfa Bank AG, by way of realisation of credits which, in the absence of the special distribution, would have accrued in subsequent tax years.

The split of Public Finance and Property Activities will require the transfer of additional interests. This will result in tax relief for DePfa Deutsche Pfandbriefbank AG, representing the early realisation of tax benefits which would otherwise have accrued in subsequent tax years.

Depending on the valuation of the property financing portfolio, the transfer thereof from DePfa Deutsche Pfandbriefbank AG to DePfa Bank AG may result in the realisation of capital gains. Since these gains are equivalent, from an economic perspective, to the present value of future current income, any tax burden incurred on such capital gains would also merely bring forward income taxes which would otherwise have been incurred in subsequent tax years.

To the extent that individual measures required to implement the concept involve Irish entities, these will not incur any tax burdens in Ireland. Due to the minimum quota of 90% which is applicable to the exchange of DePfa Deutsche Pfandbriefbank AG shares into Shares in the Company, the proposed restructuring measures will be exempt from both Irish capital duty and Irish stamp duty. Given that these transactions will take place on an intra-Group basis, no capital gains tax will be incurred either.

Up to € 20 million in property transfer tax may be incurred as a result of the transfer of the assets included in the Asset Pool of which € 16 million have already been accrued.

Financial Information[1]

Index for the Financial Information

(1) Financial Statements of DePfa Deutsche Pfandbriefbank AG are prepared under US-GAAP while the Financial Statements of DePfa Holding plc are prepared under Irish GAAP.

(2) If terms or the layout of the presentation in 2000 has been changed compared to 1998 the format of 2000 has been chosen for the presentation of 1998, too. The presentation of the notes for 1998 is not included. As far as items were not disclosed separately in the 1998 cash flow statements, these items are disclosed in a more condensed way under other line items with respect to the presentation for the year 2000.

Group balance sheet at 31 December 2000, 1999 and 1998

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

Assets	(Notes)	31 December 2000 € m	31 December 1999 € m	31 December 1998 € m
Cash and balances with central banks	(1)	1,204	1,042	219
Public sector debt instruments and bills, which are admitted for refinance at central banks		203	–	51
Loans and advances to banks	(2) (4)	12,584	13,625	13,567
Loans to customers	(3) (4)	78,135	76,855	76,949
Debt securities and other fixed-income securities	(5)	56,418	47,132	24,129
Equities and other non fixed-income securities	(5)	344	562	470
Participations	(6)	358	302	39
Intangible assets	(7)	50	41	45
Property and equipment	(8)	177	231	167
Other assets	(9)	2,134	840	1,005
Prepayments and accrued income	(10)	4,839	4,359	3,964
Total assets		**156,446**	**144,989**	**120,605**

The accompanying Notes are an integral part of these Group accounts.

Shareholders' equity and liabilities	(Notes)	31 December 2000 € m	31 December 1999 € m	31 December 1998 € m
Deposits by banks	(11)	44,489	38,633	22,299
Deposits by customers	(12)	13,287	11,775	10,755
Securitised liabilities	(13)	86,998	84,641	77,882
Other liabilities	(14)	2,562	1,638	2,142
Accrued and deferred income	(15)	5,074	4,634	4,152
Provisions	(16)	306	377	304
Hybrid capital	(17)	1,435	1,311	1,311
Minority interests	(18)	305	51	31
Equity	(18)			
Subscribed capital		108	108	92
Capital reserves		416	416	432
Profit reserves		1,490	1,338	1,097
Other comprehensive income		−64	31	77
Group retained income		40	36	31
Total liabilities		**156,446**	**144,989**	**120,605**
Contingent liabilities and irrevocable loan commitments	(34)			
Contingent liabilities on negotiated bills		–	–	26
Contingent liabilities on guarantees and indemnity agreements		1,131	1,067	1,401
Irrevocable loan agreements		4,407	6,091	4,673

The accompanying Notes are an integral part of these Group accounts.

Group profit and loss account

for the period 1 January – 31 December 2000, 1 January – 31 December 1999 and 1 January – 31 December 1998 of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

	(Notes)	1 January – 31 December 2000 € m	1 January – 31 December 1999 € m	1 January – 31 December 1998 € m
Interest receivable and similar income from				
lending business and money market transactions	(22)	5,298	4,950	5,594
fixed interest securities	(22)	2,530	1,780	908
Interest payable and similar expenditure	(22)	7,281	6,033	6,036
Net interest income		**547**	**697**	**466**
Income from non fixed-income securities and equity interests	(23)	27	11	12
Commission income	(24)	203	182	170
Commission expenditure	(24)	75	58	45
Trading result	(25)	8	54	45
Other income	(26)	172	64	109
Other operating income		**335**	**253**	**291**
General administrative expenditure	(27)	347	269	238
Depreciation on intangible assets and property and equipment		33	30	21
Other expenditure	(28)	171	80	91
Operating results before provision for loan losses		**331**	**571**	**407**
Provision for loan losses	(4)	154	62	139
Income before income taxes		**177**	**509**	**268**
Income taxes	(29)	– 10	219	110
Income after taxes		**187**	**290**	**158**
Minority interest income		32	13	1
Group net income		**155**	**277**	**157**
Weighted average number of ordinary shares in circulation	36,000,000			
Earnings per share (€)		**4.31**	**7.68**	**4.36**
Diluted earnings per (€)		**4.31**	**7.68**	**4.36**

The accompanying Notes are an integral part of these Group accounts.

Group cash flow statement

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

	2000			1999			1998		
	Application of funds € m	Source of funds € m	Balance of funds inflow € m	Application of funds € m	Source of funds € m	Balance of funds inflow € m	Application of funds € m	Source of funds € m	Balance of funds inflow € m
Net income for the year		**155**			**277**			**157**	
Non-cash items included in net income and transfers to cash flow from operating activities									
Provision for loan losses		156			69			146	
Carrying value adjustments on foreclosed assets/ asset pool		73			24			11	
Depreciation and write-offs on property and equipment on financial assets and intangible assets		55			31			23	
Valuation trading derivatives		25		29			45		
Deferred taxes	29				67		24		
Increase in accrued interest income	548			395			710		
Increase in accrued interest expenditure		359			482			675	
Other non cash items		44		27				6	
Subtotal	**577**	**867**	**290**	**451**	**950**	**499**	**779**	**1,018**	**239**
Gain/loss on sale of securities available for sale	40				29		62		
Increase/decrease in other assets	1,362			82			125		
Increase/decrease in other liabilities		1,141			137			302	
Cash flow from operating activities	**1,979**	**2,008**	**29**	**533**	**1,116**	**583**	**966**	**1,320**	**354**
New property finance loans	6,666			7,904					
Property finance loans repayments		5.423			5,336				
New public sector loans	7,355			11,592					
Public sector loan repayments		9,966			13,232				
Change in other loans and advances to banks and customers	1,736				931		3,735		
Purchase of securities available for sale and securities held to maturity	21,648			38,368			17,048		

Group cash flow statement

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

	2000			1999			1998		
	Application of funds € m	Source of funds € m	Balance of funds inflow € m	Application of funds € m	Source of funds € m	Balance of funds inflow € m	Application of funds € m	Source of funds € m	Balance of funds inflow € m
Sale of securities available for sale and held to maturity		12,579			14.744			4,926	
Addition to foreclosed assets	–			31			194		
Sale of foreclosed assets		22			113			109	
Purchase of property, plant and equipment and financial assets	224			371			64		
Sale of property, equipment and financial assets		79			17			23	
Change in scope of consolidation	14			0			3		
Cash flow from investment activities	**37,643**	**28,069**	**–9,574**	**58,266**	**34,373**	**–23,893**	**21,044**	**5,058**	**–15,986**
Payment from capital increase						0		17	
Issue of preferred securities		220			0				
Loan notes raised		509			755				
Loan notes repaid	2,124			109					
New issue of securities liabilities		21,422			24,210			14,245	
Securities liabilities repaid	19,065			17,451					
Other amounts raised from banks and customers		8,984			16,708			986	
Dividends paid	36			31			28		
Cash flow from financing activity	**21,225**	**31,135**	**9,910**	**17,591**	**41,673**	**24,082**	**3,319**	**18,539**	**15,220**
Cash and cash equivalents at end of previous period			**1,042**			**270**			**682**
Cash flow from operating activities			29			583			353
Cash flow from investment activities			–9,574			–23,893			–15,986
Cash flow from financing activities			9,910			24,082			15,220
Effect of changes in exchange rates			0			0			
Cash and cash equivalents at end of period			**1,407**			**1,042**			**270**
Interest paid			6,927			5,588			5,511
Income tax paid			79			124			115

The accompanying Notes are an integral part of these Group accounts.

Group statement of changes in shareholders' equity

	Subscribed capital €m	Capital reserve €m	Profit reserve €m	Group retained income €m	Other Comprehensive Income: Unrealised gains/losses from market valuation of securities €m	Other Comprehensive Income: Accumulated effects of currency translation €m	Total €m
Balance at January 1, 1998	**92**	**432**	**971**	**28**	**76**	**0**	**1,599**
Group net income	–	–	126	31	–	–	157
Other comprehensive income	–	–	–	–	0	1	1
Comprehensive income							**158**
Dividends	–	–	–	–28	–	–	–28
Balance at December 31, 1998	**92**	**432**	**1,097**	**31**	**76**	**1**	**1,729**
Group net income	–	–	241	36	–	–	277
Other comprehensive income	–	–	–	–	–59	13	–46
Comprehensive income							**231**
Dividends	–	–	–	–31	–	–	–31
Capital increase from company funds	16	–16	–	–	–	–	–
Purchase of treasury stock	0	0	–	–	–	–	0
Balance at December 31, 1999	**108**	**416**	**1,338**	**36**	**17**	**14**	**1,929**
Group net income	–	–	115	40	–	–	155
Other comprehensive income	–	–	37	–	–96	1	–58
Comprehensive income							**97**
Dividends	–	–	–	–36	–	–	–36
Sale of treasury stock	0	0	–	–	–	–	0
Balance at 31 December 2000	**108**	**416**	**1,490**	**40**	**–79**	**15**	**1,990**

The accompanying Notes are an integral part of these Group accounts.

Notes to the Group accounts 2000 of DePfa Deutsche Pfandbriefbank AG

(1) General principles

The Group accounts of DePfa Deutsche Pfandbriefbank AG for financial year 2000 were prepared in accordance with the United States Generally Accepted Accounting Principles (US GAAP). In order to provide the same information as accounts drawn up in accordance with the German Commercial Code (HGB), the Group accounts comply with the EU Bank Accounts Directive (86/635/EEC) and the EU Group Directive (83/349/EEC).

The Group accounts are supplemented by a Group financial overview as well as an explanation of the differences between US GAAP Group accounts and those drawn up pursuant to German law as stipulated in section 292a of the German Commercial Code. The Group accounts and the Group financial overview to be entered into the commercial register therefore conform to the 7th Directive of the European Council as well as to the Directive of the European Council concerning company and group accounts for banks and other financial institutions.

In principle, the amounts disclosed in these Group accounts in accordance with US GAAP are reported in € million to ensure ease of reading. The Group accounts were converted from Deutschmarks into Euro at the rate applicable on January 1, 1999. Where it was not appropriate to translate the terms used in US GAAP into German for the German accounts, the original term has been retained. A contextual explanation of the terms used is given in the glossary of the Annual Report. In some instances we have adjusted the figure in the previous year to ensure comparability.

(2) Differences between the German Commercial Code (HGB) and US GAAP

The differences between the German Commercial Code and US GAAP, which are relevant to the Group accounts of DePfa Deutsche Pfandbriefbank AG, are set out below.

Securities

In accordance with SFAS 115 (Accounting for Certain Investments in Debt and Equity Securities), securities are classified into three categories depending on the purpose for which they were purchased: held to maturity, available for sale and trading.

Securities held to maturity are recorded at net book value. In valuing securities available for sale, changes in their market value are recorded in other comprehensive income without impacting profit and loss while changes in the market value of trading securities are recorded in the profit and loss account.

By contrast, under the German Commercial Code a valuation at the lower of cost or market is mandatory. All changes in valuation are charged to the profit and loss account.

Repurchased debt securities

Under US GAAP, debt securities, which are repurchased, lead to a reduction of outstanding liabilities in the balance sheet. This takes place irrespective of whether the paper is intended for resale or not.

The difference between the cost of acquisition and the book value is reported under income in the profit and loss account. Under the German Commercial Code, the securities are capitalised and valued strictly at the lower of cost or market.

Treasury stock

Under US GAAP, own shares are to be deducted from equity. Differences between the purchase price and their realisable value are taken into account in the equity and excluded from profit and loss. The provisions of the German Commercial Code state that the difference between the purchase price and realisable value should be capitalised and recorded in income in the profit and loss account.

Derivatives

Under US GAAP, all derivatives, which do not fulfil the strict criteria for hedge accounting, are reported at fair value in the profit and loss account. This valuation is effected irrespective of the commercial hedging effect of the transactions in question. Derivatives forming part of a hedging relationship are reported on a basis consistent with the hedged transaction. All derivatives valued are reported under other assets or other liabilities.

Under the German Commercial Code, the reporting of hedging relationships is subject to less stringent requirements than under US GAAP. Neither underlying nor hedging transactions are valued. On derivatives without any hedging relationship, unrealised losses resulting from changes in market values are recorded and charged to the profit and loss account while unrealised gains are not reflected in the profit and loss.

Provision for loan losses

For loans within the scope of SFAS 114 (Accounting by Creditors for Impairment of a Loan), specific charges are determined based on the present value of future cash flows discounted at the loan's effective rate or based on the fair value of the collateral provided. Where applicable, the market value can be used. Portfolios of smaller sized loans of a similar type that are collectively evaluated for impairment such as private residential mortgage loans, fall outside the scope of SFAS 114.

General provisions are maintained to cover inherent losses in the portfolio that have not yet been specifically identified.

Under the German Commercial Code, account is taken of potential credit risk on the basis of historical loan loss experience, taking into account the parameters prescribed under tax legislation.

Provision for general banking risks as permitted under section 340 f and section 340 g of the German Commercial Code is not permissible under US GAAP.

Property and equipment

Under US GAAP, property and equipment may not be carried at more than the historic cost less scheduled depreciation. Extraordinary depreciation is to be carried out if the value is permanently impaired. Under the provisions of US GAAP, any subsequent revaluation does not lead to any recovery, while a recovery is required under the provisions of the German Commercial Code.

Deferred taxes

Under US GAAP, deferred taxes must be provided for on all differences between tax reporting and financial reporting in the Group accounts, irrespective of when the differences are netted (temporary concept). In addition, a deferred tax asset is mandatory for tax losses carried forward. Under the German Commercial Code, differences in results, which are likely to be reversed in the foreseeable future (timing concept), are supported by deferred taxes, no deferred taxes may be created on tax losses carried forward.

Pension provisions

Unlike German law, forward-looking assumptions such as future salary developments and career expectations are to be taken into account under US GAAP. The basis for the valuation is equivalent to the prevalent capital market rate.

Costs of developing computer software

Under US GAAP, the costs of developing software for use by the Group are to be capitalised, while this is prohibited under the German Commercial Code.

(A) Basis for the Group accounts

(3) Accounting and valuation principles

Consolidation

All the main subsidiaries, which fall under the legal or factual control of DePfa Deutsche Pfandbriefbank AG, are included in the Group accounts. Substantial participations are included according to the equity method, if the Pfandbriefbank directly or indirectly holds between 20 and 50% of the shares ("associated companies").

The companies are consolidated according to the book value method by offsetting the acquisition cost against the fair value of the pro-rata equity at the time of acquisition ("purchase accounting"). Any residual positive difference is capitalised as goodwill and amortised on a straight line basis over its expected useful life. Any residual negative difference is applied as a reduction in the long term assets acquired.

Funds invested in the context of separate trust assets are treated on a basis consistent with the consolidation of subsidiaries.

The effect of intra-Group transactions is eliminated. The necessary tax deferrals were set up for consolidation measures affecting the profit and loss account.

The item minority interests contains the proportionate share of equity and net income for the year attributable to minority shareholders.

Scope of consolidation

In addition to DePfa Deutsche Pfandbriefbank AG, the scope of consolidation covers 76 (previous year: 43) domestic and international subsidiaries as well as 4 (previous year: 2) associated companies included at equity in accordance with the book value method. The expansion in the scope of consolidation is primarily attributable to companies that were previously not consolidated for materiality reasons and is connected with the DePfa Group's new strategic focus. This relates, in particular, to a number of property companies that were included in financial year 2000. In addition, the following companies, amongst others, were consolidated for the first time:

Deutsche Structured Finance GmbH, Frankfurt/Main,
DePfa Funding LLC, Wilmington, Delaware, USA,
DePfa Funding Trust, Wilmington, Delaware, USA
and DePfa Hypotheken-Management GmbH, Mannheim.

In total, the cost of acquisition for newly acquired subsidiaries amounted to € 14 m.

In the course of the acquisition of Deutsche Structured Finance GmbH, the DePfa Group expanded its business activity to include the setting up and sale of leasing funds.

The complete list of shareholdings under section 313 para. 2 of the German Commercial Code is shown in Section (I).

Loans

Loans to banks and customers are reported at net book value, net of specific provisions. Discounts or premiums and loan origination fees are deferred over the term of the loan and recorded under net interest income.

Accrued interest is calculated on a daily basis. Interest income is no longer recorded, if irrespective of the legal position, the inflow of interest is no longer deemed likely.

Loans are classified as impaired (non-performing), if it can no longer be assumed that all contractually agreed payments will be made. Payments collected on impaired loans are reported as fees or interest income for any such unpaid amounts, thereafter payments are applied against the loan principal outstanding.

Provision for loan losses

Throughout the Group, account is taken of credit risks in German and international lending operations in the form of specific charges and provisions set up on the basis of standard valuation methods amounting to the level of the expected losses. Potential risks are covered by general provisions.

Specific provisions

These are based on the standard procedures for the DePfa Group which take into account the financial position of the borrower, the value and marketability of the collateral provided on the one hand and the industry related and the macro economic parameters of the loan portfolio on the other.

For loans secured on property, the specific charges are based on the fair value of the collateral.

Specific provisions are released as soon as the grounds for the impairment no longer apply. Loans are charged off, if the probability of the loan not being repaid borders on certainty.

General charges

General charges are set up for potential credit risks in the portfolio for which the related loan has not been identified as impaired by the balance sheet date. The regular evaluation of the adequacy of the general provisions for loan losses is based on DePfa Group's past loan loss experience. This includes both the development of the loan portfolio as well as the general financial position of borrowers and overall economic factors.

Securities

In accordance with the purpose of their purchase and intended holding period, securities are classified into three categories – held to maturity, available for sale and trading. Profits and losses on disposal are calculated with reference to average cost. Premiums or discounts on purchase are deferred over the maturity period and recorded under interest.

Securities assigned under repo transactions continue to be recorded in the balance sheet where they meet the criteria of FAS 140. Conversely, borrowed securities are only to be recorded under securities if they are treated as a purchase. In principle, repo transactions and pledges effected within DePfa Group do not lead to the assignor losing his power of disposal because of the structure of the agreements. Transactions of this kind are concluded using standard framework agreements including the provision of collateral.

Securities held to maturity

Securities which the Bank intends to hold until maturity are classified as held to maturity and carried at amortised cost.

Securities available for sale

These are securities, which the Bank intends to hold for indefinite periods of time or which are held for liquidity management purposes. Securities, which are available for sale and any derivatives hedging such securities are carried at fair values. Unrealised gains and losses resulting from changes in fair value are recorded in other comprehensive income, net of deferred taxes.

Trading securities

Securities that are to be sold in the short term are carried at fair values in the balance sheet. Resulting realised and unrealised gains or losses are recorded in trading results in the profit and loss account.

Derivative financial instruments

Derivative financial instruments as hedging transactions
The majority of the derivative transactions carried out by DePfa Group are for the purposes of reducing risk. These refer in particular to interest rate swaps, interest currency swaps, interest rate options and futures.

Most of the derivatives can be accounted for as hedges under US GAAP. These are derivatives which are allocated to individual assets or liabilities and are reported on a basis consistent with the matched underlying transaction. Accordingly the Bank records such derivatives using either of the following methods as appropriate:

Accrual method
Net interest settlement arising from the derivative contract is recognised in the same way as the income or expenditure from the underlying transaction. Premiums paid or received are reported in the profit and loss account as income or expenditure over the term of the derivative. Accruals are recorded under accrued interest, prepayments and accrued income or accrued interest, accruals and deferred income.

Fair value method
When a derivative is used to hedge risks associated with securities available for sale, the related derivative contract is recorded at fair value to match the underlying accounting treatment of the security available for sale. Changes in the fair values of the derivatives are reported in the same way as changes in the fair values of the underlying transactions net of deferred tax under other comprehensive income.

The Group manages its exposure to interest rate risk using various scenario methods and enters into derivative contracts to reduce exposure. The commercial hedging effect of these transactions is not sufficient in all cases to fulfil all of the US GAAP accounting criteria to qualify for hedge accounting and these derivatives are therefore accounted for as trading activities and carried at fair value.

Hedging relationships which cease to be effective or are terminated by the sale of the underlying transaction or derivative are cancelled. The residual derivative is recorded as a trading transaction from this point in time and valued at fair value.

If the underlying asset or liability remains in the portfolio, the amount resulting from cancellation of the derivative is written back to income or expenditure over the remaining term of the original underlying asset or liability.

Derivatives classified as trading activities
Some of the derivatives do not fulfil detailed hedge accounting criteria under US GAAP. Irrespective of its hedging effect, this portion of the derivatives portfolio is valued as trading transactions under other assets or liabilities and recognised as income.

The fair values are estimated using pricing models or discounted cash flows.

Participations

Equity investments are carried at the lower of cost or fair value. Account is taken of permanent reductions in value through write-downs.

Intangible assets

Goodwill
Intangible assets comprise goodwill arising on the acquisition of undertakings. Goodwill represents the excess of the cost of acquisition over the fair value of the Group's share of the net assets at the date of acquisition.

Goodwill arising on acquisitions is amortised on a straight line basis over the expected useful life of between four and ten years. In determining the period of amortisation, the Group considers the period over which benefits are to be received from the shareholding in each case. The value and amortisation period is reviewed annually.

Costs of developing IT software
DePfa Group develops software for in-house use which is capitalised in accordance with SOP 98-1, whereby certain expenditure from the project development phase is to be capitalised and written off over the estimated useful life.

Property and equipment

Property and equipment are stated at the cost of acquisition or manufacture, less scheduled depreciation.

	Estimated useful life in years
Buildings	25–50
IT equipment	3–5
Bought-in software	3
Fixtures and fittings	
Furniture, fixtures and office equipment	10
Machinery and equipment	5
Vehicle fleet	5

Depreciation is carried out over the estimated useful lives of the relevant assets: the useful life of an asset is determined by taking into account the physical useful life, technical obsolescence as well as other limitations. If the regular review of the value shows a need for depreciation, this is recorded immediately as extraordinary depreciation. For leasehold improvements, the term of the lease taking into account extension options is used as the basis if it is shorter than the usual useful life.

For items under property and equipment, subsequent costs of acquisition or manufacture are capitalised where an additional economic benefit arises. Maintenance expenditure on property and equipment is fully charged to expenditure in the year it is incurred.

Leasing

DePfa Group's lease contracts are assessed according to the distribution of economic risks and rewards of the lease asset between lessor and lessee. As lessee, DePfa Group uses property and equipment on the basis of capital leases or operating leases. As lessor, DePfa Group rents out land and buildings under operating leases. Rents under leases where the risks and rewards associated with the leased item remain with the lessor (operating leases) are treated by the lessee as rent payable. If DePfa Group is the lessor, the income achieved is reported under other income.

Foreclosed assets

Properties intended for sale in the short term, which are acquired to avoid losses arising from loans, are reported under other assets (foreclosed assets). These are stated at the lower of cost or fair value based on surveys by accredited experts using the gross rental method. Expenditure relating to such properties is reported in the profit and loss account under other expenditure. Assets which were acquired in settlement of loans and subsequently used by the Bank itself or to achieve income are reported under property and equipment or other assets.

Land in the property portfolio

As part of the reorganisation of DePfa Group, it is planned amongst other things to assign property to a property subsidiary. These properties, which were previously carried as property and equipment, foreclosed assets or other assets, are reported as an independent portfolio (asset pool) under other assets as at 31 December 2000.

They were valued at the lower of book or fair value at the transfer date.

Financing costs

Financing costs are capitalised in accordance with the requirements of FAS 34 for the period in which assets are produced with an interest rate of 6% being used as a basis.

Liabilities

Liabilities are stated at net repayment amounts and the difference between this and the nominal value is written back pro-rata temporis and recorded as interest expenditure. Registered paper is reported together with bearer debentures under securitised liabilities.

Provisions

Provisions are set aside for commitments to third parties, if utilisation is probable and the anticipated amount of the commitment can be reasonably estimated.

Pensions and similar obligations
Primarily, DePfa Group grants pension commitments on the basis of defined benefits and to a minor extent on the basis of contribution-related benefits. DePfa Group takes account of the defined benefit pension obligations through the creation of provisions. Benefits under the pension scheme are based on employees' pensionable income in the last year of their employment and on the total pensionable years' service within the Group at the time of retirement.

In 2000, DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG introduced a fund based occupational pension scheme where the Banks invest contributions in a fund. Benefits from the unit linked plan are dependent on contributions made by the employer and the income achieved by the fund with a minimum return being guaranteed by the Banks.

Staff can make their own additional contributions by means of a salary sacrifice. The provision for pensions and similar obligations is valued on the basis of the projected unit credit method prescribed under US GAAP. This calculation takes into account the net present value of the pension entitlements and the interest expenditure to be calculated on this amount.

Deferred taxes

Under US GAAP, deferred taxes are recorded to cover temporary differences between the carrying amounts of individual assets and liabilities for financial reporting and those for tax reporting purposes. Pursuant to this approach, all differences are recorded, irrespective of their origin, if they will result in tax credits or tax charges in future. Differences, which when written back at a later date will result in a higher tax charge, are covered by deferred tax liabilities; those which when written back result in a tax credit are covered by deferred tax assets. In addition, deferred tax assets are created on losses carried forward for tax purposes. The value of capitalised tax assets is reviewed on a regular basis and value adjustments made if applicable.

Deferred taxes are calculated at local tax rates, which under the current circumstances may be expected to apply when the difference is recovered or settled. Deferred taxes are adjusted in the event of legally promulgated changes in tax rates.

Foreign currency translation

In principle, assets and liabilities denominated in foreign currencies as well as cash transactions not yet settled at the balance sheet date are translated into Euro at the spot rate at the balance sheet date. Forward transactions not yet settled are valued at the forward rate. Income and expenditure resulting from currency translation are reflected in other operating income.

The accounts of foreign subsidiaries with functional currencies other than the euro are translated according to the current rate method. Balance sheet items are translated at current rates at the balance sheet date, income and expenditure are translated at annual average rates. Shareholders' equity is translated at historic rates. Translation differences resulting from foreign currency translation are recorded in other comprehensive income without affecting net income.

Earnings per share

When calculating earnings per share under SFAS 128, the impact of rights which can be converted into equity is to be taken into account. In the event of such impact, two indicators are to be given for earnings per share. This impact is not taken into account in the "earnings per share" figure; Group net income is divided by the weighted average number of shares. There has been no dilution of earnings per share.

Estimates

Certain estimates and assumptions are made for the preparation of the Group accounts. These affect the reported amounts of assets and liabilities and contingent liabilities as at the balance sheet date and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates.

New accounting principles under US GAAP

FAS 140 published in October 2000 regulates the reporting of the transfer and servicing of financial assets and the reporting of the transfer of financial liabilities and completely replaces FAS 125, which was in force until that date. In principle, additional statements by DePfa Group in the Notes on repo transactions and pledges of securities relate to the new rules of FAS 140. First-time application of FAS 140 is also prescribed in part for financial years which end after 15 December 2000.

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133 (Accounting for Derivative Instruments and Hedging Activities) on the reporting of derivative financial instruments and hedging activities, which was supplemented by SFAS 137 and 138. The statement requires that all derivative financial instruments be recorded and that the valuation is carried out at fair value. Depending on the use of the derivative and on compliance with the prerequisites for hedge accounting, gains and losses from changes in fair value of derivative financial instruments are recorded under current earnings in the profit and loss account or under other comprehensive net income without affecting net income. The adoption of this statement is obligatory for financial years beginning after 15 June 2000. The concept and IT requirements for the adoption in financial year 2001 have been put in place in the framework of a project at DePfa Group.

(B) Notes to the Group balance sheet

(1) Cash and balances with central banks

	31 December 2000 € m	31 December 1999 € m
Cash on hand	1	1
Central bank balances	1,203	1,041
Total	**1,204**	**1,042**

Drawing restrictions of € 188 million (1999: € 100 million) apply due to minimum reserve obligations.

(2) Loans and advances to banks

	31 December 2000 € m	31 December 1999 € m
Public sector loans	6,942	9,281
Other loans	5,649	4,368
Unamortised premiums and discounts	−7	−24
Total	**12,584**	**13,625**
of which repayable on demand	2,743	947

(3) Loans to customers

	31 December 2000 € m	31 December 1999 € m
Property loans	23,096	21,853
Public sector loans	54,241	54,513
Other loans	1,557	1,209
Unamortised premiums and discounts	−26	−117
Less provision for loan losses	−733	−603
Total	**78,135**	**76,855**

(4) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

	Specific provisions 2000	Specific provisions 1999	General provisions 2000	General provisions 1999	Total 2000	Total 1999
Balance at 1 January	**525**	**470**	**78**	**100**	**603**	**570**
Additions						
Provision for loan losses charged to profit and loss account	207	136	–	2	207	138
Decreases						
Provision for loan losses used for intended purpose	26	36	–	–	26	36
Provision for loan losses written back to the profit and loss account	43	45	8	24	51	69
Balance at 31 December	**663**	**525**	**70**	**78**	**733**	**603**

There are also provisions for lending operations amounting to € 16 m (1999: € 23 m).

After offsetting amounts received on losses previously charged off amounting to € 2 m (1999: € 7 m), additions to and write backs from the provision for loan losses reported in the profit and loss account resulted in a charge to income for loan losses of € 154 m (1999: € 62 m).

The additions and amounts used for the intended purpose include direct write-offs of € 3 m (1999: € 1 m).

No provisions were set up for country risks in 1999 and 2000.

The loss of interest income from non accrual loans amounted to € 7 m in 2000 (1999: € 18 m). The book value of non accrual loans amounted to € 120 m (1999: € 144 m).

Impaired loans break down as follows:

	31 December 2000 € m	31 December 1999 € m
Impaired loans with provision for loan losses	1,910	1,317
Impaired loans without provision for loan losses	14	113
Total	**1,924**	**1,430**

Provision for loan losses on impaired loans	663	525
Annual average of impaired loans	1,602	1,466
Interest income recognised on impaired loans during the year	15	9

As at the balance sheet date, loans which, due to financial difficulties on the part of the borrower, have been rescheduled to ensure the planned settlement of the contract totalled € 149 m (1999: € 100 m) (troubled debt restructuring).

(5) Securities

DePfa Group has classified its securities in the following three categories:

	31 December 2000 € m	31 December 1999 € m
Held to maturity	13,499	9,881
Available for sale	43,202	37,792
Trading	61	21
Total	**56,762**	**47,694**

Proceeds from the sale of securities available for sale amounted to € 12,579 m (1999: € 14,744 m, of which € 50 m (1999: € 18 m) is attributable to realised gains and € 10 m (1999: € 47 m) to realised losses.

Unrealised losses on trading securities amounted to € 3 m (1999: € 1 m unrealised gains) in 2000.

The following schedule presents the values of securities at the year-end according to the contractual residual maturities. Actual residual maturities may differ from agreed residual maturities, if debtors are

entitled to cancel their debt with or without paying an early redemption fee and repay their debt in advance.

	Book Value €m	Fair Value €m
Trading		
Due within one year	–	–
Due between 1–5 years	19	19
Due between 5–10 years	3	3
Due after 10 years	39	39
With no final maturity	–	–
Total	**61**	**61**
Available for sale		
Due within one year	4,762	4,762
Due between 1–5 years	19,000	19,000
Due between 5–10 years	9,702	9,702
Due after 10 years	9,394	9,394
With no final maturity	344	344
Total	**43,202**	**43,202**
Held to maturity		
Due within one year	4,400	4,394
Due between 1–5 years	4,262	4,311
Due between 5–10 years	2,002	2,019
Due after 10 years	2,835	2,974
Total	**13,499**	**13,698**

Debt securities and other fixed-income securities

Net book value, fair value and unrealised gains and losses for the Group's debt securities and other fixed interest securities are presented as follows:

	31 December 2000				31 December 1999			
	Net book value € m	Unrealised gains € m	Unrealised losses € m	Fair value € m	Net book value € m	Unrealised gains € m	Unrealised losses € m	Fair value € m
A Investment Securities								
a Securities held to maturity								
1 German issuers								
Central government and other public sector bonds	2,708	29	22	2,715	687	–	3	684
Local government bonds	548	2	16	534	1,221	60	–	1,281
Other bonds and notes	96	–	2	94	100	–	97	3
Total German issuers	3,352	31	40	3,343	2,008	60	100	1,968
2 Foreign issuers								
Central government and other public sector bonds	8,730	154	20	8,864	6,550	5	–	6,555
Local government bonds	1,171	78	–	1,249	1,323	–	1	1,322
Other bonds and notes	246	–	4	242	–	–	–	–
Total foreign issuers	10,147	232	24	10,355	7,873	5	1	7,877
Total	**13,499**	**263**	**64**	**13,698**	**9,881**	**65**	**101**	**9,845**
b Securities available for sale								
1 German issuers								
Central government and other public sector bonds	6,696	63	49	6,710	2,158	22	11	2,169
Local government bonds	966	31	5	992	4,056	–	13	4,043
Corporate bonds	555	1	13	543	670	–	26	644
Other bonds and notes	3,974	18	27	3,965	2,466	15	14	2,467
Total German issuers	12,191	113	94	12,210	9,350	37	64	9,323
2 Foreign issuers								
Central government and other public sector bonds	16,229	986	143	17,072	24,928	1,405	347	25,986
Local government bonds	10,399	395	177	10,617	1,647	3	25	1,625
Corporate bonds	2	1	–	3	–	–	–	–
Other bonds and notes	2,990	37	71	2,956	296	1	–	297
Total foreign issuers	29,620	1,419	391	30,648	26,871	1,409	372	27,908
Total	**41,811**	**1,532**	**485**	**42,858**	**36,221**	**1,446**	**436**	**37,231**

	31 December 2000 Net book value € m	Unrealised gains € m	Unrealised losses € m	Fair value € m	31 December 1999 Net book value € m	Unrealised gains € m	Unrealised losses € m	Fair value € m
B Other securities								
Trading securities								
Foreign issuers								
Central government and other public sector bonds	62	–	1	61	19	1	–	20
Total foreign issuers	62	–	1	61	19	1	0	20
Total	**62**	**–**	**1**	**61**	**19**	**1**	**0**	**20**
Grand total (A + B)	**55,372**	**1,795**	**550**	**56,617**	**46,121**	**1,512**	**537**	**47,096**
of which negotiable on the stock exchange	50,198				46,121			
of which listed on the stock exchange	43,741				30,315			

The movement on debt securities held for investment purposes was as follows:

	Book value € m	Net book value € m
At 1 January 2000	47,112	46,102
Exchange adjustments	117	
Additions	21,636	
Disposals	−5,290	
Redemptions and maturities	−7,251	
Transfers	139	
Profit on disposal	45	
Amortisation of premiums/discounts	−188	
Revaluation	37	
At 31 December 2000	56,357	55,310

The book value of these debt securities held for investment purposes includes unamortised premiums/discounts of € 71 m (1999: € 407 m).

Equities and other non-fixed income securities

Net book value, fair value and unrealised gains and losses for equities and other non fixed-income securities are presented as follows:

	31 December 2000				31 December 1999			
	Net book value € m	Unreal-ised gains € m	Unreal-ised losses € m	Fair value € m	Net book value € m	Unreal-ised gains € m	Unreal-ised losses € m	Fair value € m
Trading	1	–	1	0	1	–	–	1
Available for sale	309	56	21	344	395	166	–	561
Total	310	56	22	344	396	166	–	562
of which marketable securities	18				18			
of which listed securities	18				18			

The movement in equities and other non fixed-income securities held for investment purposes was as follows:

	Book value € m	Net book value € m
At 1 January 2000	561	395
Exchange adjustments	–	
Additions	141	
Disposals	–83	
Redemptions and maturities	–	
Transfers	–139	
Profit on disposal	–5	
Revaluation	–131	
At 31 December 2000	344	309

Repurchase agreements and pledges

As at 31 December 2000, the book value of the assets sold under repurchase agreements and reported in the balance sheet amounted to € 21.1 billion (1999: € 15.7 billion), of which € 11 billion (1999: € 6.0 billion) was attributable to securities pledged under open market transactions with the European Central Bank and € 10.1 billion (1999: € 9.7 billion) to securities sold under repurchase agreements.

(6) Participations

	Cost				Amortisation		Book values	
	1 Jan. 2000 € m	Additions € m	Disposals € m	31 Dec. 2000 € m	Current year € m	Cumulative € m	31 Dec. 2000 € m	31 Dec. 1999 € m
Shares in affiliated companies	21	68	11	78	19	33	45	7
Participations	299	18	1	316	3	3	313	295
of which valued at equity € 35 m (1999: € 29 m)								
Participations	**320**	**86**	**12**	**394**	**22**	**36**	**358**	**302**

(7) Intangible assets

Intangible assets comprise mainly goodwill as well as software developed in-house. Since the 1999 financial year, the costs of developing computer software in-house have been capitalised under SOP 98-1.

	Cost					Depreciation charge		Book values	
	1 January 2000 € m	Additions € m	Disposals € m	Transfers € m	31 December 2000 € m	Current year € m	Cumulative € m	31 December 2000 € m	31 December 1999 € m
Software	16	3	0	−6	13	2	7	6	13
Goodwill	49	14	1	0	62	8	18	44	28
Intangible assets	**65**	**17**	**1**	**−6**	**75**	**10**	**25**	**50**	**41**

(8) Property and equipment

This item shows land and buildings used by the Group. Financing costs of € 2 m for a new office building have been capitalised.

Standard software used by Group companies is reported under fixtures and fittings.

	Cost					Depreciation charge		Book values	
	1 January 2000 € m	Additions € m	Disposals € m	Transfers € m	31 December 2000 € m	Current year € m	Cumulative € m	31 December 2000 € m	31 December 1999 € m
Land and property	256	95	63	−111	177	9	42	135	201
Fixtures and fittings	124	32	5	−5	146	14	104	42	30
– of which leased items € 9 m (1999: € 4 m)									
Property and equipment	**380**	**127**	**68**	**−116**	**323**	**23**	**146**	**177**	**231**

Transfers comprise land and buildings at a cost of € 38 m, which were reclassified under "Other assets" as a result of a planned sale in the short term.

(9) Other assets

This item comprises the following:

	31 December 2000 € m	31 December 1999 € m
Derivatives with positive market value	688	179
Foreclosed assets	209	424
Property earmarked for sale (asset pool)	643	–
Deferred tax assets	23	5
Other assets	571	232
Total	**2,134**	**840**

As a result of DePfa Group's new strategic course all land and property intended for transfer to a property company were aggregated in a single portfolio. Based on a detailed schedule DePfa Group plans to sell these in the short term, latest by 2002. The valuation of this portfolio resulted in a write-down from the time of the transfer totalling € 73 m during the reporting year, which has been charged to "Other expenditure". Financing costs of € 2 m for properties under construction were capitalised.

As at 31 December 2000 value adjustments on foreclosed assets amounted to € 177 m (1999: € 198 m); of this € 37 m relates to properties that were transferred to the asset pool.

Other assets comprise mainly non-banking receivables and clearing accounts, where the increase is primarily due to the extension in the scope of consolidation, as well as tax recovery claims.

(10) Prepayments and accrued income

	31 December 2000 € m	31 December 1999 € m
Pro-rata interest	4,690	4,142
Other deferred items	149	217
Total	**4,839**	**4,359**

(11) Deposits by banks

	31 December 2000 € m	31 December 1999 € m
Deposits	21,687	15,285
Other liabilities	22,805	23,356
Net deferred items	−3	−8
Total	**44,489**	**38,633**
Of which due on demand	1,923	1,653

Other liabilities

They comprise mainly loans taken up, repayment obligations under repo transactions and other liabilities from syndicate and lending transactions.

(12) Deposits by customers

	31 December 2000 € m	31 December 1999 € m
Deposits	6,419	6,362
Savings deposits		
with agreed notice period of three months	4	5
with agreed notice period of more than three months	8	11
Other liabilities	6,860	5,399
Net deferred items	– 4	– 2
Total	**13,287**	**11,775**
of which due on demand	3,228	2,856

Other liabilities

This item includes mainly loans taken up and other liabilities from issuing and lending activities.

(13) Securitised liabilities

	31 December 2000 € m	31 December 1999 € m
Debt securities in issue		
Mortgage Pfandbriefe	4,848	5,163
Interest rates between 2.75% and 8.25%, maturity up to 2008		
– of which registered mortgage Pfandbriefe 2,113 (1999: 2,143)		
Public sector Pfandbriefe	54,926	56,818
Interest rates between 2.625% and 8.75%, maturity up to 2019		
– of which registered public sector pfandbriefe 3,217 (1999: 3,569)		
Other bonds	19,428	17,296
Interest rates between 0.01% and 18.0%, maturity up to 2019		
Money market securities	8,122	5,652
Interest rates between 0.055% and 7.26%, maturity up to 2001		
Net deferred items	– 326	– 288
Total	**86,998**	**84,641**

Interest rates and maturities refer to December 31, 2000.

	Nominal amount 31 December 2000 € m	Nominal amount 31 December 1999 € m
Securitised liabilities		
By remaining maturity		
≤3 months	9,220	8,188
3 months–1 year	11,048	8,800
1–2 years	10,335	12,598
2–3 years	11,020	9,243
3–4 years	8,212	10,108
4–5 years	7,709	8,006
5 years	29,780	27,986

On the balance sheet date, assets (nominal volume) of € 62.2 billion (1999: € 63.7 billion) were entered in the trustee register as collateral for Pfandbriefe. Reacquired securities amounting to € 1.9 billion (1999: € 1.1 billion) were deducted from the issue volume.

(14) Other liabilities

This item comprises:

	31 December 2000 € m	31 December 1999 € m
Derivatives with negative market value	1,763	1,218
Sundry liabilities	799	420
Total	**2,562**	**1,638**

Sundry liabilities mainly includes adjustment and deferred amounts from financial instruments, liabilities from taxes not related to income which has not yet been paid as well as trade creditors.

(15) Accruals and deferred items

This item comprises the following:

	31 December 2000 € m	31 December 1999 € m
Pro-rata interest	4,672	4,313
Accruals and deferred income	402	321
Total	**5,074**	**4,634**

(16) Provisions

	31 December 2000 € m	31 December 1999 € m
Provisions for pensions and similar obligations	115	113
Tax provisions and deferred taxes	51	178
Other provisions	140	86
Total	**306**	**377**

Pensions and similar obligations

Pension plans include commitments to the majority of employees in the Group.

Pension commitments mainly relate to commitments from the company agreement on the employee pension scheme and, in individual cases, to special commitments which are covered by provisions. The provisions were essentially set aside for DePfa Deutsche Pfand-briefbank AG, DePfa Bank AG and DePfa IT Services AG.

Pension costs in financial year 2000 amounting to € 11 m (1999: € 11 m) consist of the increase in costs due to increasing years of service and from adjustments which refer to changes in actuarial assumptions.

These calculations are based on a discount rate of 6.25% (1999: 6.0%), an average salary increase rate of 2.5% (1999: 2.5%) and a periodic adjustment of 2.5% (1999: 2.5%) as well as an inflation rate of 2% (1999: 2%). Actuarial calculations are performed annually. The calculations are carried out using the new Heubeck tables of 1998.

Composition of pension expenditure:

	2000 € m	1999 € m
Service cost (expenditure for benefits earned during the year)	2	2
Interest cost (imputed interest expenditure on benefits already earned)	7	7
Redemption of transition balance from the first time adoption SFAS 87	2	2
Pension expenditure	**11**	**11**

Movement in pension obligations:

	2000 € m	1999 € m
Benefit obligation as at 1 January taking future salary increases into account (PBO)	**114**	**114**
Service cost (expenditure for benefits earned during the year)	2	2
Interest cost (imputed interest expenditure on benefits already earned)	7	7
Adjustment due to unrealised actuarial losses	4	–3
Benefit payments	–7	–6
Benefit obligation as at 31 December taking future salary increases into account (PBO)	**120**	**114**

There are no charges on individual assets to cover pension obligations.

Tax provisions and deferred taxes

The Group's income taxes refer to Germany and other countries as follows:

	2000 € m	1999 € m
Current taxes		
Germany	−2	134
Other countries	21	19
Deferred taxes		
Germany	−21	56
Other countries	−8	10
Total	**−10**	**219**

The table below shows the reconciliation of the income taxes derived from net income for the year before taxes to the statement of actual income taxes. The current total tax rate of 53% (1999: 53%) is used to determine the expected tax expenditure for 2000. Valuation differences which when written back in the future will impact on tax were determined on the basis of the tax rates effective from 2001.

Deferred taxes from previous years are also revalued at future tax rates and the resultant profit or loss taken to the profit and loss account.

	2000 € m	1999 € m
Net income for the year before taxes	177	509
Income taxes derived from net income for the year before taxes	94	270
Change in the tax rate for domestic deferred taxes	−32	3
Reduction of corporation tax rate due to distribution	−8	−5
Effect of different tax rates in other countries	−72	−49
Other	8	–
Actual income taxes incurred	**−10**	**219**

Tax expenditure amounting to € 20 m in respect of deferred taxes was offset against shareholders' equity without any effect on income.

Deferred tax assets and deferred tax liabilities result from differences in the values stated for the following items on the balance sheet:

	2000 € m	1999 € m
Loans and advances	45	31
Securities	24	39
Participations	1	4
Property and equipment	6	13
Derivatives	237	258
Intangible assets	1	4
Other assets	47	60
Accrued interest and prepayments and accrued income	2	5
Liabilities	2	2
Securitised liabilities	–	8
Pension provisions	9	14
Other provisions	30	28
Losses carried forward	33	5
Accrued interest and accruals and deferred income	7	10
Deferred tax assets	**444**	**481**
Loans and advances	34	17
Securities	284	255
Participations	57	64
Property and equipment	16	16
Derivatives	13	105
Intangible assets	2	11
Other assets	5	31
Accrued interest and prepayments and accrued income	–	9
Pension provisions	–	–
Other provisions	3	3
Other liabilities	13	–
Accrued interest and accruals and deferred income	–	2
Deferred tax liabilities	**427**	**513**

Deferred taxes from tax losses carried forward can be used without restriction.

After netting, deferred tax assets and deferred tax liabilities are as follows:

	31 December 2000 € m	31 December 1999 € m
Deferred tax assets	23	5
Deferred tax liabilities	6	37

Liabilities to and claims on the same tax authority are reported net.

Other provisions

	31 December 2000 € m	31 December 1999 € m
Operating expenditure	124	63
Lending business	16	23
Total	**140**	**86**

(17) Hybrid capital

Hybrid capital comprises capital components, which although commercially and under supervisory banking regulations can be viewed as shareholders' equity, are not reported in the balance sheet as shareholders' equity. Hybrid capital breaks down as follows:

	31 December 2000 € m	31 December 1999 € m
Subordinated liabilities	448	447
Profit participation capital	936	813
Contributions by silent partners	51	51
Total	**1,435**	**1,311**

Subordinated liabilities

At the balance sheet date, the following individual items exceeded 10% of the total amount of subordinated liabilities:

Year	Nominal amount € m	Issuer	Currency	Interest in %	Due on
1992	103	DePfa Deutsche Pfandbriefbank AG	DM	8.00	15.10.2002
1992	55	DePfa Deutsche Pfandbriefbank AG	DM	7.75	15.10.2002
1993	53	DePfa Deutsche Pfandbriefbank AG	DM	7.25	07.01.2003

In the event of insolvency or liquidation, the subordinated principal and interest receivable on the bonds only has to be paid back after satisfaction of all creditors whose receivables are not subordinated. Receivables from bonds may not be offset against receivables of the debtor. Neither the creditor nor the debtor is entitled to cancel. Interest expenditure on subordinated liabilities amounted to € 41 million.

Repurchased subordinated own debt securities amounting to € 1 million (1999: € 2 million) are recognised under hybrid capital.

Participation certificates

The participation certificates issued comply with the regulations stipulated in Section 10 § 5 KWG and consist of the following issues:

Year	Nominal amount € m	Issuer	Currency	Interest in %	Due on
1986	102	DePfa Deutsche Pfandbriefbank AG	DM	7.500	31.12.2010
1994	256	DePfa Deutsche Pfandbriefbank AG	DM	6.500	31.12.2008
1996	384	DePfa Deutsche Pfandbriefbank AG	DM	7.650	31.12.2011
2000	122	DePfa Deutsche Pfandbriefbank AG	EUR	7.44–7.82	from 31.12.2009
1993	38	DePfa Bank AG	DM	7.125	31.12.2005
1994	18	DePfa Bank AG	DM	6.500	31.12.2005
1994	5	DePfa Bank AG	DM	8.000	31.12.2003
1996	10	DePfa Bank AG	DM	6.800	31.12.2007

Interest expenditure for participation certificates amounted to € 67 million.

Contributions by silent partners

There is a silent contribution of € 51 m at subsidiary DePfa Bank AG. The silent partner participates in potential losses of the Bank, and also receives a profit distribution of 2% above the shareholders dividend, with a minimum, however, of 8% and a maximum of 12%. Both parties are entitled to cancel the agreement at the year-end with 3 years notice. The distribution for 2000 amounted to € 6 m.

(18) Shareholders' equity

Share capital

At 31 December 2000, the share capital of DePfa Deutsche Pfandbriefbank AG amounted to € 108 million. It consists of 36,000,000 unit shares, which each carry one vote. All shares are publicly held.

At 31 December 2000 DePfa Holding Verwaltungsgesellschaft mit beschränkter Haftung, Frankfurt/Main, had a shareholding of 40% in DePfa Deutsche Pfandbriefbank AG.

Minority interests

During financial year 2000, DePfa Deutsche Pfandbriefbank AG issued preference shares amounting to € 220 m via a US subsidiary. These shares can only be cancelled by the issuer and only after a period of 5 years, which is May 2005 at the earliest and at nominal value. These shares carry a non-cumulative variable interest rate which is determined in line with Euribor. The interest expenditure amounted to € 8 m.

Authorised capital

Year in which resolution passed	Original amount €	Utilisation in the reporting year €	Amount still available €	Time limit	Note
1997	12,782,297.03	–	12,782,297.03	25.06.2002	Authorised capital I
1997	12,782,297.03	–	12,782,297.03	25.06.2002	Authorised capital II; partial exclusion of shareholders' subscription rights possible
1997	20,451,675.25	–	20,451,675.25	25.06.2002	Authorised capital III; Exclusion of shareholders' subscription rights possible in the event of capital increase through contributions in kind to acquire participations

Conditional capital

Year in which resolution passed	Original amount €	Utilisation in the reporting year €	Amount still available €
1999	12	–	12

The conditional capital increase serves to grant conversion or option rights to the holders of convertible bonds or option bonds which may be issued up until 16 June 2004 by the Bank or by a directly or indirectly majority owned company of DePfa Deutsche Pfandbriefbank AG. The total amount of debt securities may not exceed a nominal amount of € 600 m, or a nominal amount of € 2 billion in the event of the issue of lower interest bearing or long debt securities without a current return. The debt securities may be issued in Euro or in the corresponding equivalent value of the legal currency of an OECD country.

As at the reporting date no convertible bonds or option bonds had been issued.

For financial year 1999, a dividend of € 1 per share was paid by DePfa Deutsche Pfandbrief-bank AG.

Acquisition of own shares

DePfa Deutsche Pfandbriefbank AG has been authorised by the General Meeting on 20 June 2000 to purchase own shares pursuant to section 71 para. 1 no. 7 AktG for the purpose of securities trading up until 19 December 2001. The portfolio of shares to be acquired for this purpose may not exceed 5% of the share capital of the Bank at the end of any day.

Furthermore, DePfa Deutsche Pfandbriefbank AG was authorised to purchase own shares pursuant to section 71 para 1. no. 8 AktG up to a volume of 10% of the share capital for purposes other than securities trading. Exclusion of shareholders' subscription rights is possible under certain circumstances.

On the balance sheet date, 350,735 own shares were provided as security for the Management Board's Long Term Incentive Programme. The amount of share capital attributable to the pledged treasury stock amounts to € 1,052,205.

Profit reserves

Profit reserves comprise the following.

	31 December 2000 € m	31 December 1999 € m
1 January	1,338	1,097
Transfer from net income for the year	115	241
Reclassification from OCI	37	–
31 December	**1,490**	**1,338**

Components of other comprehensive income

The components of other comprehensive income are as follows:

	2000			1999		
	Before taxes € m	Tax effect € m	Net € m	Before taxes € m	Tax effect € m	Net € m
Gain/loss from the recognition of securities at fair values:						
Change in unrealised gain/loss	–18	–2	–20	–520	326	–194
Realised gain/loss	–40	6	–34	29	–15	14
Total gain/loss	–58	4	–54	–491	311	–180
Gain/loss from derivatives	–27	22	–5	444	–323	121
Difference from currency translation	1	–	1	13	–	13
Reclassification to profit reserves	–76	39	–37			
Total	–160	65	–95	–34	–12	–46

(19) Classification of remaining maturities

Remaining maturities

Balance sheet item as at 31 December 2000	Up to 3 months € m	Between 3 months and 1 year € m	Maturing in the following year € m	Between 1 year and 5 years € m	After 5 years € m	Undated € m
Loans and advances to banks	5,293	1,697		3.931	1,663	–
Loans to customers	3,834	5,884		39,060	29,356	1
Debt securities and other fixed interest securities			9,162			
Deposits by banks	36,295	7,170		488	536	–
Deposits by customers						
Savings deposits subject to agreed notice period	4	8		–	–	–
Other liabilities	10,931	1,137		663	544	–
Securitised liabilities						
Debt securities issued			12,146			
Other securitised liabilities	5,865	2,257		–	–	–

(20) Trust business

The table below shows the volume of trust transactions:

	31 December 2000 € m	31 December 1999 € m
Trust assets		
Loans and advances to banks	2	2
Loans to customers	372	112
Shares and other non fixed interest securities	–	12
Other assets	121	121
Total	**495**	**247**
Trust liabilities		
Deposits by banks	359	1
Deposits by customers	136	246
Total	**495**	**247**

(21) Assets and liabilities in foreign currency

The total amount of assets in foreign currencies was the equivalent of € 24.1 billion at the balance sheet date, liabilities in foreign currencies totalled € 25.3 billion. Almost all the difference was hedged in full by forward exchange contracts and currency swaps.

(C) Explanations to the Group profit and loss account

(22) Total net interest income

	2000 € m	1999 € m
Interest income from property finance	1,314	1,170
Interest income from public sector financing	3,572	3,467
Interest income from lending business and money market transactions	412	313
Interest income from fixed-income securities	2,530	1,780
Interest expenditure for		
Pfandbriefe	3,342	3,106
Other bonds	980	571
Borrowings	604	864
Hybrid capital	114	103
Other banking transactions	2,241	1,389
Total	**547**	**697**

(23) Income from non fixed-income securities and equity interests

	2000 € m	1999 € m
Current income from shares and other non fixed interest securities	16	5
Current income from participations	11	6
Current income from holdings in affiliates	0	0
Total	**27**	**11**

(24) Net commission income

	2000 € m	1999 € m
Commission income from banking transactions	58	59
Commission expenditure from banking transactions	21	23
Commission income from IT services	129	123
Commission expenditure from IT services	42	35
Other commission income	16	0
Other commission expenditure	12	0
Total	**128**	**124**

IT services for the housing industry and trust asset management were provided to third parties. Other commission income and expenditure relates particularly to Deutsche Structured Finance GmbH which was acquired in 2000.

(25) Trading result

The securities trading result comprises the gains and losses from securities trading (€ 17 m), derivatives trading (€ 8 m), as well as the gains and losses from derivatives in hedging transactions which do not fulfil the hedging requirements (€ −25 m).

(26) Other income

Other income includes:

	2000 € m	1999 € m
Securities trading result	40	–
Other operating income	132	64
Total	**172**	**64**

Other operating income includes property income.

(27) Administrative expenditure

	2000 € m	1999 € m
Staff costs		
Wages and salaries	180	127
Social security costs	36	33
– of which for pensions: € 11 m (1999: € 11 m)		
Other administrative expenditure	131	109
Total	**347**	**269**

This item includes expenditure for software development amounting to € 7 million.

(28) Other expenditure

Other expenditure comprises the following:

	2000 € m	1999 € m
Securities trading result	–	29
Write-down of participations	22	2
Expenditure on losses taken over	0	1
Expenditure on foreclosed assets	23	26
Other taxes	2	2
Other operating expenditure	124	20
Total	**171**	**80**

Other operating expenditure includes in particular, depreciation of property earmarked for sale (asset pool), exchange losses and a restructuring provision. The latter item (€ 16 m) was set aside in connection with preparations for transferring the asset pool and € 2 m was set aside mainly for advisory fees.

(29) Income taxes

Please refer to the explanation given for the item tax provisions and deferred taxes (Note 16) in the notes to the Group accounts.

(D) Reporting on financial instruments

In addition to cash and balances with central banks, US GAAP defines financial instruments as essentially contracts which result in an obligation to deliver cash or a right to receive cash.

To reduce counterparty exposure, DePfa Group requires the provision of suitable collateral. Collateral essentially comprises charges on property as well as securities provided under repo transactions.

(30) Fair value of financial instruments

The fair value of a financial instrument is the amount at which a financial instrument could be exchanged in transactions between two independent and competent parties at the reported balance sheet date. Fair values are determined as at the reported balance sheet date on the basis of the market information available at that date and using the calculation methods outlined below which are based on certain assumptions. In view of varying factors, the values calculated may differ from the fair values later realised in the market. For financial instruments that are traded in well-functioning markets, the quoted market price or market value has been used in determining the fair value. For other financial instruments, fair values are estimated using internal valuation models, particularly the net present value method.

A description of how the values for different financial instruments are determined is as follows:

Cash and balances with central banks, accrued interest, assets and liabilities with a residual maturity of less than one year, variable rate financial instruments and irrevocable loan commitments and contingent liabilities are carried at book value or nominal value. For securities and derivatives in the trading portfolio, fair value equates to the book value which is determined on a mark-to-market basis. For securities, derivatives and quoted debt instruments traded on the stock exchanges, reference is made to quoted market prices. For all other receivables and liabilities, the forecast future cash flows have been discounted to present values, using current interest rates.

The fair values of interest rate and interest rate-currency swap agreements as well as of interest rate futures are determined on the basis of discounted future cash flows, using current interest rates applicable to the remaining maturities of the financial instruments. The fair value of forward exchange transactions is determined on the basis of current forward rates of similar contracts. Options are valued by means of price quotations or accepted models for the determination of option prices. Futures are reported at current stock market prices.

	31 December 2000		31 December 1999	
Assets (€ m)	Book value	Fair value	Book value	Fair value
Cash and balances with central banks	1,204	1,204	1,042	1,042
Loans and advances to banks	12,584	12,732	13,625	14,125
Loans to customers	78,135	78,366	76,855	77,840
Securities				
Debt securities and other fixed income securities	56,418	56,617	47,132	47,096
Equity shares and other non fixed income securities	344	344	562	562
Pro-rata interest	4,690	4,690	4,142	4,142

Liabilities (€ m)	31 December 2000 Book value	Fair value	31 December 1999 Book value	Fair value
Liabilities	57,776	57,395	50,408	50,877
Securitised liabilities	86,998	86,446	84,641	85,409
Hybrid capital	1,435	1,482	1,311	1,347
Pro-rata interest	4,667	4,667	4,313	4,313
Other items in € million				
Contingent liabilities	1,131	1,131	1,067	1,067
Loan commitments and placing commitments	4,407	4,407	6,091	6,091
Derivatives				
Derivatives with positive market values	688	2,808	179	2,492
Derivatives with negative market values	1,763	5,596	1,218	3,382

(31) Risk concentrations in the credit business

Default risk concentrations (credit risk concentrations) may arise from business relationships with groups of borrowers having similar characteristics and whose ability to redeem debts equally depends on the change in specific economic conditions. Credit risks within the Group are managed by establishing limits for each borrower, requesting appropriate collateral and applying a standard lending policy.

The Group's credit business focuses on public sector financing and property financing. Within these segments, the portfolio does not show any particular dependence on sectors. In addition, there were no material large exposures at 31 December 2000 resulting in a concentration of assets or liabilities.

The structure of the Group's total loan and money market portfolio at 31 December 2000 is as follows:

	Accounts receivable € m	Repo transactions € m	Guarantees € m	Total € m
Banks	12,310	274	–	12,584
Companies and private individuals	24,653	–	1,131	25,784
Public authorities	54,215	–	–	54,215
Total	**91,178**	**274**	**1,131**	**92,583**

The structure of the Group's total loan and money market portfolio at 31 December 1999 is as follows:

	Accounts receivable € m	Repo transactions € m	Guarantees € m	Total € m
Banks	12,789	836	–	13,625
Companies and private individuals	23,062	–	1,067	24,129
Public authorities	54,396	–	–	54,396
Total	**90,247**	**836**	**1,067**	**92,150**

The foreign exposure of DePfa Group is restricted mainly to member countries of the European Union. For the geographical classification of our assets please refer to the segment reporting.

(32) Derivative financial instruments

Derivatives are contracts or agreements whose values are derived from changes in interest rates, foreign exchange rates, prices of securities, or financial and commodity indices. The timing of cash receipts and

payments for derivatives is generally determined by contractual agreement. Derivatives are either standardised contracts executed on an exchange or negotiated OTC contracts. Futures and certain options are examples of standard exchange-traded derivatives. Forwards, swaps, and other option contracts are examples of OTC derivatives. OTC derivatives are not freely negotiable. In the normal course of business, however, they may be terminated or assigned to another counterparty if the existing counterparty agrees.

Derivatives may be used for trading purposes or for risk management. DePfa Group uses derivative financial instruments, primarily as a means of hedging the risk associated with asset/liability management for interest bearing transactions. However, certain of the Group's derivatives used for risk management do not qualify for hedge accounting and are therefore classified under "trading" in the Group accounts under US GAAP.

Derivatives used by the DePfa Group include:

- Interest rate and currency swaps
- Interest rate futures, FRAs, and interest rate options
- Foreign exchange forward contracts

Interest rate swaps involve the exchange of fixed and variable rate interest payments between two parties at specified times based on a common nominal amount and maturity date. The nominal amounts are not exchanged; they are used solely to calculate the interest payments. Currency swaps have nominal amounts in two different currencies. The interest is also paid in these currencies accordingly. Furthermore, an exchange of the nominal amount often takes place at the beginning and the end.

Interest rate options are contracts that allow the purchaser to receive services, conclude contracts for financial instruments or buy and sell, at a specified price within a specified period of time. The option writer is obligated to pay cash, buy, sell or enter into a financial instrument, if the purchaser chooses to exercise the option. Option contracts purchased or written by the DePfa Group include caps and floors, which are interest rate hedging instruments, as the agreement payment covers the difference in interest between the agreed interest rate and the market rate. Exposure to current and possible future movements in interest rates and the ability of the counterparties to meet the terms of the contracts represent the primary risk associated with interest rate options.

Futures are standardised exchange-traded agreements to receive or sell a specific financial instrument at a specific future date and price. FRAs (forward rate agreements) provide for the payment or receipt of the difference between a specified interest rate and reference rate at a future settlement date. Interest rate risks represent the primary risks associated with such contracts. Where these are OTC transactions, there is the risk associated with the ability of the counterparties are in a position to meet the terms of the contracts.

Forward foreign exchange contracts involve an agreement to swap two currencies at a price and settlement date agreed in advance. Exposure to changes in foreign currency exchange rates and the ability of the counterparties to meet the terms of the contracts represent the primary risks associated with forward contracts with a foreign exchange element.

The following table presents nominal amounts for standardised derivatives and OTC derivatives as at each year-end. To determine the on-balance sheet credit exposure, the figures are based on replacement costs, which were calculated in line with the market value method as the sum of all positive market values excluding any netting arrangement.

This presentation assumes a worst case scenario in terms of credit risk, as it is based on all counterparties defaulting at the same time.

	Nominal amounts		On-balance sheet credit exposure	
	31 December 2000 € m	31 December 1999 € m	31 December 2000 € m	31 December 1999 € m
Interest rate and currency swaps				
Trading	9,535	7,319	242	173
Non trading	123,480	130,608	420	–
Total	**133,015**	**137,927**	**662**	**173**
Interest rate futures forward rate agreements				
Trading	117	3,516	–	0
Non trading	2,179	1,488	–	–
Total	**2,296**	**5,004**	**–**	**0**
Interest rate options purchased				
Trading	822	583	4	2
Non trading	2,783	3,164	–	–
Total	**3,605**	**3,747**	**4**	**2**
Interest rate options written				
Trading	1,207	102	–	–
Non trading	3,814	6,539	–	–
Total	**5,021**	**6,641**	**–**	**–**
Other interest rate contracts				
Trading	383	31	1	4
Non trading	6,823	480	21	–
Total	**7,206**	**511**	**22**	**4**
Foreign exchange forward contracts				
Trading	16	–	0	–
Non trading	8,002	8,456	0	–
Total	**8,018**	**8,456**	**0**	**–**
Total	**159,161**	**162,286**	**688**	**179**

The following overview shows the maturity of the derivative by product group:

Nominal amount
Residual maturity 31 December 2000

	< = 1 year € m	1–5 years € m	> 5 years € m	Total € m
Interest rate and currency swaps	22,543	67,876	42,612	133,031
Interest rate futures and forward rate agreements	2,295	–	–	2,295
Interest rate options purchased	592	3,001	12	3,605
Interest rate options written	446	3,466	1,109	5,021
Other interest rate contracts	314	2,399	4,494	7,207
Foreign exchange forward contracts	7,982	20	–	8,002
Total	**34,172**	**76,762**	**48,227**	**159,161**

Nominal amount
Residual maturity 31 December 1999

	< = 1 year € m	1–5 years € m	> 5 years € m	Total € m
Interest rate and currency swaps	23,967	46,382	67,578	137,927
Interest rate futures and forward rate agreements	5,004	–	–	5,004
Interest rate options purchased	843	2,385	519	3,747
Interest rate options written	1,411	3,467	1,763	6,641
Other interest rate contracts	–	–	511	511
Foreign exchange forward contracts	8,437	–	19	8,456
Total	**39,662**	**52,234**	**70,390**	**162,286**

The nominal amounts of the derivatives indicate which derivatives are used in particular by DePfa Group but do not provide any information on the Group's exposure to credit or market risks. The amounts exchanged are based on the nominal amounts and the contractual terms of the instruments. Nominal amounts are not reported in the Group balance sheet and generally exceed the future cash requirements relating to the instruments.

The following tables show the year-end fair value of the trading portfolio and the average fair value for each type of instrument in the OTC derivatives portfolio and treated under US GAAP as trading derivatives:

	2000 End of period fair value		1999 End of period fair value	
	Assets € m	Liabilities € m	Assets € m	Liabilities € m
Interest rate and currency swaps	242	176	173	105
Interest rate futures and forward rate agreements	–	0	–	1
Interest rate options purchased	4	–	2	–
Interest rate options written	–	2	–	1
Other interest rate contracts	1	5	4	–
Foreign exchange forward contracts	0	1	–	0
Total	**247**	**184**	**179**	**107**

	2000 Average fair value Assets € m	2000 Average fair value Liabilities € m	1999 Average fair value Assets € m	1999 Average fair value Liabilities € m
Interest rate and currency swaps	208	141	223	167
Interest rate futures and forward rate agreements	–	0	1	1
Interest rate options purchased	3	–	1	–
Interest rate options written	–	2	–	1
Other interest rate contracts	2	2	3	–
Foreign exchange forward contracts	0	0	–	0
Total	**213**	**145**	**228**	**169**

(33) Credit risk concentrations in the derivatives business

In the derivatives business, credit risks are monitored by establishing limits for each borrower, requesting appropriate security and applying a standard lending policy. In order to standardise the setting of limits, internal credit rating categories have been defined which represent the maximum framework for the setting of limits. In principle, counterparty risks are grouped into internal credit rating categories in accordance with the ratings set by Fitch IBCA, Moody's and Standard & Poor's. To reduce credit risks, the Bank has entered into various Master Netting Agreements ensuring the right to set off "claims on" against "liabilities to" a counterparty in the event of defaults on payments or bankruptcy.

The current replacement costs, which were calculated in the table above as the sum of all positive market values excluding netting agreements, are an adequate indicator for the counterparty exposure arising on OTC derivatives.

The table below presents counterparty exposures by the type of counterparty:

Type of counterparty	2000 Counterparty exposure € m	1999 Counterparty exposure € m
OECD central governments	–	–
OECD banks	2,643	2,248
OECD financial institutions	165	118
Other (companies and private individuals)	–	–
Non OECD central governments	–	–
Non OECD banks	–	33
Non OECD financial institutions	–	93
Other (companies and private individuals)	–	–
Total	**2,808**	**2,492**

(34) Contingent liabilities and loan commitments

	31 December 2000 € m	31 December 1999 € m
Contingent liabilities		
on guarantees and indemnity agreements	1,131	1,067
Other liabilities		
Irrevocable loan commitments	4,407	6,091
Total	**5,538**	**7,158**

Liabilities on guarantees and indemnity agreements mainly refer to loan guarantees.

Irrevocable loan commitments arise during the course of lending operations and exactly represent the specified offers of the Bank for a loan to potential borrowers. Normally, not all of these commitments are accepted. They are classified as follows:

	31 December 2000 € m	31 December 1999 € m
Loan commitments		
Mortgage loans	3,244	2,968
Public sector loans	1,053	2,799
Other loans	110	–
Credits by way of guarantee	–	324
Total	**4,407**	**6,091**

(E) Segment reporting

Within segment reporting, the earnings position of the Group is shown from two aspects. The first is segmentation by operating unit, where the segmentation is based on the internal organisation and reporting structure of DePfa Group. The information shown here is, therefore, based on the internal accounting data used to actually manage the different business segments. Secondly the Group's results are also shown by region.

Adjustments to and further developments in methods for segment reporting in 2000 were applied to the comparative figures for the previous year. Some of these vary from the figures already published. The segmentation of the Group results has been carried out in compliance with the requirements of US GAAP.

Segmentation by operating unit

DePfa Group operates in the areas of public sector financing, property business and IT/corporate consultancy. The business segments are broken down on the basis of products, services and client groups.

Public sector financing comprises both budgetary finance for first and second level public sector bodies in Europe, North America and Japan as well as financing of public sector infrastructure projects.

Property business consists of residential and commercial property finance, and property financing for institutional clients. DePfa Group offers a wide range of products from M&A for the property sector to acquisition finance and asset management. The results reported in the "Property bank" column comprise the property business, excluding the property holdings which are to be separated out, but including specific loan loss provisions.

The **IT and corporate consultancy** unit offers software for property administration and management as well as related banking products (rent collection and payment transactions) to more than 2,000 institutional residential property companies.

The allocation of income, expenditure and equity is based on the assumption that the three segments are legally autonomous units, which operate independently of one another. Income and expenditure resulting from transactions between profit centres within a segment are, therefore, directly consolidated within the appropriate segment. The column "Consolidations/reconciliations/other" exclusively shows consolidations which cannot be clearly allocated to one segment on the above basis, reconciliations, and to a small extent, other items of income and expenditure which cannot be allocated.

The three business segments are clearly separable units and there are no internal services spanning more than one segment. Apart from the consolidation items mentioned above, there are therefore no intersegment sales. Net treasury income has been allocated to the property financing and public sector financing segments depending on the underlying transaction.

The results of the IT division from rent collection and payment transactions is shown under *"Income from payment transactions"* in the IT and corporate consultancy segment.

Segment reporting by operating units

	Public sector financing		Property bank[1][2]	Property business Total		IT and corporate consultancy		Consolidations/ reconciliations/ other		DePfa Group	
	2000	1999	2000	2000	1999	2000	1999	2000	1999	2000	1999
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Total net interest income	221	317	399	336	394			17	−3	574	708
Net commission income	6	4	35	35	32	108	102	−21	−14	128	124
Trading result	38	26	−30	−30	28					8	54
Administrative expenditure	73	50	210	210	178	104	73	−7	−2	380	299
Balance of other operating income and expenditure	5	−31	41	−15	12	5	−8	6	11	1	−16
Provisions for loan losses	−1		155	155	62					154	62
Net income before taxes	**198**	**266**	**80**	**−39**	**226**	**9**	**21**	**9**	**−4**	**177**	**509**
(of which income from treasury activities)	1	39	21	21	79					22	118
(of which income from payment transactions)						15	15			15	15
Taxes	30	92		−44	116	8	12	−4	−1	−10	219
Minority interests								32	13	32	13
Net income after taxes	**168**	**174**		**5**	**110**	**1**	**9**	**−19**	**−16**	**155**	**277**
Allocated equity	770	643	1,005	1,053	1,043	51	51	50	55	1,924	1,792
Cost/income ratio	27.6%	14.3%	52.0%	61.6%	39.2%	96.8%	71.6%			53.5%	33.7%
RoE before taxes	25.7%	41.3%	8.0%	−3.7%	21.7%	17.0%	42.1%			9.2%	28.4%
RoE after taxes	**21.9%**	**26.9%**		**0.5%**	**10.6%**	**1.8%**	**17.7%**			**8.1%**	**15.4%**

(1) Total property business excluding the asset pool, i.e. excluding the property holdings to be separated out, but including all specific loan loss provisions.

(2) As a result of the special factors in the tax account for 2000, no amount of the tax charge is allocated to the property bank.

Segmentation by geographical region

The geographical segmentation is carried out for Germany and international regions. The criterion for allocation to a geographical region is the client's domicile or the location of the property being financed. The segments are again shown on a consolidated basis, whereby the column *"Consolidations/reconciliations/ other"* shows the positions which could not be clearly allocated to a particular region.

Segmentation is carried out using the same method as for the formation of operating segments. The allocation of income and expenditure, as well as equity to the geographical regions, is on the assumption that they are legally independent operating units.

Segment reporting by geographical region

	Germany 2000 € m	Germany 1999 € m	International 2000 € m	International 1999 € m	Consolidations/ reconciliations/ other 2000 € m	Consolidations/ reconciliations/ other 1999 € m	DePfa Group 2000 € m	DePfa Group 1999 € m
Net interest income	314	452	260	259		−3	574	708
Net commission income	96	105	32	19			128	124
Trading result	−13	65	21	−11			8	54
Administrative expenditure	247	224	133	76		−1	380	299
Balance of other operating income and expenditure	11	−36	9	21	−19	−1	1	−16
Provision for loan losses	159	55	−5	7			154	62
Net income for the year before tax	**2**	**307**	**194**	**205**	**−19**	**−3**	**177**	**509**
Allocated equity	1,150	1,141	738	596	36	55	1,924	1,792
Cost/income ratio	62.3%	36.0%	42.5%	28.2%			53.5%	33.7%

Equity allocation

Equity is allocated to business segments based on the underlying economic risk. The economic capital consists of the amounts required from a business point of view to cover unexpected losses resulting from market risk, counterparty exposure and other risks. The concept of equity backing is explained in detail in the risk report.

The calculation of the DePfa Group's return on equity is based on average balance sheet equity. As the segments' equity is calculated using a completely different system to that used for Group equity, one figure does not logically compare with the other. The equity reconciliation is, therefore, simply the difference between the total of the segments' equity and that of the Group.

(F) Other details

(35) Financing volume

At 2000 year-end, the financing volume amounted to € 137.5 billion (1999: € 134.4 billion) and breaks down as follows:

	31 December 2000 € m	31 December 1999 € m
Public sector financing	112,373	107,398
Property finance	23,096	21,853
– of which residential € 11,611 million (1999: € 11,848 million)		
– of which commercial € 11,485 million (1999: € 10,005 million)		
Other loans	2,080	5,161
Total	**137,549**	**134,412**

Public sector financing breaks down by region as follows:

	31 December 2000 € m	31 December 1999 € m
Austria	3,040	2,476
Belgium/Luxemburg	2,015	2,192
Canada	1,815	917
Denmark	1,124	1,150
Finland	1,484	1,366
France	10,073	9,977
Germany	47,843	49,948
Greece	1,561	1,010
Ireland	292	330
Italy	17,432	17,230
Japan	10,021	8,103
Netherlands	2,008	1,700
Poland	768	0
Portugal	879	626
Spain	8,705	7,555
Sweden	1,722	1,377
Switzerland	257	196
UK	880	845
Others	454	400
Total	**112,373**	**107,398**

Property finance was carried out in the following regions:

	31 December 2000 € m	31 December 1999 € m
Belgium/Luxembourg	617	204
Denmark	638	456
France	845	749
Germany	15,223	15,461
Italy	833	381
Netherlands	805	628
Sweden	444	422
UK	2,446	2,939
USA	705	330
Others	540	283
Total	**23,096**	**21,853**

(36) DePfa Group as lessee

DePfa Deutsche Pfandbriefbank AG and its subsidiaries are committed under capital leases for the rental of capital goods. These leases have varying renewal options and require, in certain instances, the payment of insurance premiums, ground rents and other operating costs. At 31 December 2000, the aggregate

minimum rental commitments under the irrevocable capital lease and operating lease, exclusive of renewals, were as follows:

	Capital Lease € m	Operating Lease € m
2001	3	3
2002	1	2
2003	0	1
2004	4	1
2005	–	–
Thereafter	–	0
Total	8	7

(37) DePfa Group as lessor

Rental income for operating leases (rental and lease agreements) amounted to € 48 m (1999: € 5 m) and was reported under income in the profit and loss statement. The book value of the rented and leased assets amounts to € 455 m (1999: € 79 m) and the aggregate depreciation in connection with this stands at € 136 m (1999: € 2 m). Future rental income on such operating leases, which at 31 December 2000 have an initial or residual maturity of more than one year, is as follows:

	Operating Lease € m
2001	39
2002	39
2003	39
2004	40
2005	67
Thereafter	–
Total	224

(38) Contingent liabilities

DePfa Deutsche Pfandbriefbank AG has furnished an absolute and irrevocable guarantee for the proper payment of capital and interest amounts for bonds issued by DePfa Finance N.V., Amsterdam. DePfa Deutsche Pfandbriefbank AG ensures that DePfa-Bank Europe plc, Dublin, and DePfa-Bank France S.A., Paris, and DePfa Investment Bank Ltd, Nicosia are able to fulfil their contractual obligations. DePfa Immobilien Management AG, Wiesbaden, has furnished a modified letter of comfort for up to € 7 m for Aufbaugesellschaft Prager Straße mbH. Under the terms of this, DePfa Immobilien Management AG of Wiesbaden has undertaken to ensure this financing, if in return one or more urban properties with net total proceeds of at least € 7 m are transferred to it.

DePfa Deutsche Pfandbriefbank AG has issued to the Federal Association of German Banks an exemption certificate as defined by Section 5 para.10 of the articles of association for the deposit guaranty fund of this association on behalf of DePfa Bank AG.

As a result of its participating interest in the nominal amount of € 1 m in Liquiditäts-Konsortial-bank GmbH, Frankfurt am Main, DePfa Bank AG has an obligation to make additional payments of up to € 6 m. In addition, DePfa Bank AG will be held liable in its own name on a pro-rata basis, if other co-partners, whose total shares amount to € 56 m, fail to fulfil their obligation to make additional payments.

Commitments to affiliates for uncalled payments on partly paid shares amounted to € 90 m at the end of 2000.

(39) Related party relationships

Transactions with affiliates and with companies in which a participating interest is held amount to:

	Affiliates		Companies in which a participating interest is held	
	31 December 2000 € m	31 December 1999 € m	31 December 2000 € m	31 December 1999 € m
Loans and advances to banks	–	–	–	–
Loans to customers	357	719	52	26
Deposits by banks	0	0	–	–
Deposits by customers	11	28	2	5

The total income and expenditure from these transactions refers essentially to interest.

Loans to officers of DePfa Deutsche Pfandbriefbank AG

At the end of financial year 2000, loans to members of the Supervisory Board stood at € 222,669.91 and loans to members of the Management Board totalled € 31,639,975.49.

Remuneration of the Management Board and Supervisory Board

Total remuneration of the Management Board of DePfa Deutsche Pfandbriefbank AG amounted to € 6,820,633.65 in financial year 2000 and remuneration of the Supervisory Board amounted to € 447,122.52.

Pension payments of € 647,773.87 were made to former members of the Management Board or their surviving dependants. The pension provisions for this group of persons amounted to € 8,305,551.10 at 31 December 2000.

The Supervisory Board remuneration by subsidiaries for members of the Management Board or of the Supervisory Board of DePfa Deutsche Pfandbriefbank AG amounted to € 213.566.62 and € 206,634.75 respectively.

(40) Long Term Incentive Plan of the Management Board

Since 1998, the members of the Management Board have been given the option under a Long Term Incentive Plan of acquiring shares in DePfa Deutsche Pfandbriefbank AG on the basis of a loan against securities.

The repayment and interest on the loans granted are linked to the price of DePfa shares in relation to the share price of a portfolio of comparable defined national and international competitors. The shares are blocked for 3 years and the incentive plan can be exercised in the following years, starting in 2001. At the time of exercise, the interest and repayments of the loan against securities are discharged in full or in part in four defined stages, depending on the extent to which the DePfa share price has outperformed the other shares and the repayments on the loan against securities. Performance is calculated on the total shareholder return principle.

Provisions of € 8 million were set aside for execution of the Long Term Incentive Plan.

(41) Average number of employees during the financial year

	Female	Male	Total
Full-time employees	941	1,352	2,293
Part-time employees	172	11	183
Permanent staff	1,113	1,363	2,476
Temporary staff	44	36	80
Trainees	19	34	53

(42) Shareholders' equity and risk positions under Banking Supervisory Standards

Pursuant to sections 10, 10a of the German Banking Act in conjunction with the banking supervisory Principle I, the core capital ratio (core capital/risk-weighted assets) must not fall below 4%. As a result of the implementation of the Capital Adequacy Directive, the Bank has also been required since 1 October 1998 to calculate the so-called own funds ratio pursuant to section 2, Principle I. The own funds ratio is calculated on the basis of the ratio of own funds to total risk-weighted assets and the weighting factor of 12.5 for market risk positions and option contracts. The ratio must be at least 8%.

The risk-weighted assets, market risk positions and own funds are as follows:

Risk assets (credit-based weighting)	**31 December 2000 € m**	**31 December 1999 € m**
Risk-weighted assets	29,196	29,140
Market risk positions	882	959
Total	**30,078**	**30,099**

Own funds	**31 December 2000 € m**	**31 December 1999 € m**
Core capital (Tier I)	2,030	1,740
Supplementary (Tier II)	1,251	1,325
Ancillary capital (Tier III)	0	0
Total eligible equity	**3,281**	**3,065**
Core capital ratio in %	7.0	6.0
Capital ratio in %	11.2	10.5
Total ratio in %	10.9	10.2

With an overall ratio of 10.9%, DePfa Group exceeds the required rate of 8%.

In 1989, the Bank joined the Basel Accord on international capital convergence on a voluntary basis. The BIS regulations lead to the following ratios:

	31 December 2000 In %	**31 December 1999 In %**
Core capital ratio	6.1	5.5
Capital ratio	9.8	9.5
Own funds ratio	9.5	9.4

(G) Risk report

1. Risk Management within DePfa Group

A strong focus on risk is essential, not least in view of the Bank's overall aim of achieving a sustained increase in its corporate value. The desired goal is only attainable in the long-term if there is a favourable relationship between risk and return. The importance of this fact is reflected and documented in the high priority given to risk management within DePfa Group.

Taking on risk is an elementary aspect of banking. Handling risk must be central to the Bank's operating activities to ensure targeted risk management and an optimum use of the capital put at the Bank's disposal by its shareholders. We have comprehensive risk assessment and management systems, which are under continual development. This involves considerable expenditure in terms of personnel and technology, that permits our keeping in step with the increasingly wide-ranging and complex demands of the international banking business. Well functioning systems for assessing and identifying risk at an early stage and managing risk are therefore an integral part of our business.

In the last few years, legislation has been introduced around the world requiring company management to establish adequate systems for monitoring risk. The objective of these statutory requirements is to ensure early identification of developments that could have an adverse impact on asset portfolios. The risk management system of every financial institution must embrace this primary aim at the operational level and be in a position to anticipate and assess any negative changes. It is of primary importance in this respect to generate information that is highly relevant to risk management and to compile this information in such a manner as to provide decision-makers with an overview of the bank's risk and earnings position at all times.

The debate on risk has mainly centred in the last few years on banking supervisory regulations, including credit risks, market risks and operational risks. Methods have gradually been introduced to make these risks quantifiable and therefore manageable. In this regard, however, it is worth recalling that every company considers strategic risk as the highest on their list of risks. Making the wrong strategic decisions can have dire consequences such as putting the long-term prosperity or even the existence of the company in jeopardy, the very same consequences that the establishment of risk management systems seeks to avoid.

A strategy is successful when it is able to serve the right products to the right clients in the right markets at the right time. However, this rather static definition does not take into account the high rate of change in today's economic environment, which makes it necessary for us to continually review the strategic orientation of DePfa Group. In the past decade since privatisation, our unswerving strategic focus has enabled us to access new areas of business. In particular the development of our international public sector financing activities and the expansion, initially in Europe, of our property finance arm reflect this. These units are currently the most profitable in the Group.

In 2000 more mergers were announced and carried out in the banking sector around the world than ever before. DePfa Group has not followed this strategic trend. Following intensive preparatory work and weighing up of the strategic options, the Group announced in November 2000 that it was aiming to completely split its public sector financing and property financing activities.

As is the case with every new positioning, this also involves a strategic risk, but we are convinced that it will improve our ability to concentrate on our core competences in the respective market segments and thus create additional value for our shareholders. The reaction of the capital markets to our decision to enhance our focus was altogether very positive.

Organisation of risk management within DePfa Group

Risk management is integrated in DePfa's business procedures. Management and control of relevant risks are therefore the responsibility of all those involved in the various business procedures.

In a bank, which has handled financings traditionally on balance sheet, the lending business contributes considerably to the Bank's overall risk. As a result, assessing the risk involved in the financing transactions is the core area of competence, which is and must be a high priority for all participating employees and units. Extensive regulations and guidelines as well as a sophisticated structure of competences for awarding and examining ratings ensure that the risk policy defined by the Bank is respected. The risk policy is derived from the strategic orientation of DePfa Group and determined by the Management Board. During the term of a loan, the loan exposure is subject to constant monitoring. The illustration below gives an overview of the controlling procedures applied throughout the Group for counterparty exposure, which besides the traditional lending business (property, infrastructure and public sector financing) consists of credit risks from Treasury activities.

Monitoring functions in credit risk


Credit Risk
Property Financing
Infrastructure Financing
Public Sector Financing
Treasury-Business/ Derivatives
Decision-making phase
Loan decision according to level of approval powers
Qualitative risk assessment of credit application and of the counterparty on the basis of internal credit guidelines, supported by internal/external rating, scoring, balance sheet analysis
Submitted to Central Credit Dept.
Submitted to Risk Management
Limit System (counterparty limits, country limits...)
Management Board
Management Board* Decision
Credit committee Decision
Term of business
Credit Control
Regular credit analyses
Limit control
Monitoring
Quantitative credit risk controlling
Work out

* Approval of Supervisory Board required according to size of credit application

Market risks are taken on by the Treasury units of the DePfa Group, while coordination takes place at the Group's head office in Wiesbaden. Measuring and monitoring the Bank's daily market risk position is the responsibility of Group Risk Control.

The following table summarises the allocation of responsibilities in risk monitoring:

Counterparty exposure	Property business	Central Credit Department, Financing Departments
	Infrastructure financing	Public Sector Risk Management
	Public sector financing	Credit Department, DePfa-Bank Europe plc
	Treasury transactions/derivatives	Credit Risk Control, Correspondent Banking
	Country risks	Country Limit Committee, Market Risk Control
	Quantitative risk modelling	Credit Risk Control
Market risks		Market Risk Control
Liquidity risks		Treasury
Operational risks		Units in charge of the processes involved, Chief Operating Office
General compliance with regulations		Audit

2. Measuring and managing the fundamental types of risk

2.1 Counterparty risk

Counterparty risk is defined as the possibility of losses due to the partial or total default on a loan in connection with a deterioration in the credit-worthiness of a business counterparty. The risk can arise from both on-balance sheet (traditional lending business) and off-balance sheet transactions (e.g. counterparty risks from derivative financial instruments). Whereas in traditional lending, credit risks relate to the credit-worthiness of the borrower and the underlying value of the collateral, counterparty risk addresses the possibility of non-fulfilment of the contract on the part of the counterparty and the losses resulting from its replacement with an equivalent position made on more unfavourable terms.

There is a distinction between credit risk and country risk in relation to the business counterparty's credit-worthiness. Credit risk applies to the contractual fulfilment of the loan by the business counterparty. In order to assess the possibility of a partial or total default on the loan, special internal rating procedures are applied within DePfa Group for the property finance, infrastructure financing and public sector financing units as well as for counterparties from Treasury transactions. As part of moves to develop an overall risk management system, a master scale is used to combine the various rating procedures. In contrast to credit risk, country risk is not dependent on the business counterparty's individual credit-worthiness. Country risk relates to the possibility of default on cross-border transactions as a result of overriding political and economic developments (e.g. foreign exchange restrictions). Country risk therefore adds to the importance of the credit-worthiness of the international business partner.

Ahead of market risks and operational risks, counterparty risk forms the most significant risk element within the Bank. Particularly in light of forthcoming changes under "Basel II" efficient management of credit risk is an important pillar of overall risk management of DePfa Group.

The following section outlines how DePfa manages risk on a Group-wide level and is broadly grouped according to the structure of our business units.

Public sector finance

With a share of 81.7% of total financing, public sector finance is the main business activity of DePfa Group. We have focused this division on clients with a first rate credit standing. The portfolio is broadly diversified with loans in over 30 countries and our business is clearly aimed at the sovereign level. A specific limit is established for each public sector entity, which is derived from our internal scoring system. An exception is national governments with first class credit ratings such as the Federal Republic of Germany or France, which require no special credit analysis. 79.7% of the total portfolio with a volume of € 112.4 billion is classified with a risk weighting of 0% in accordance with BIS regulations and 19.0% of public sector financing carries a risk weighting of 20%. The new Basel capital adequacy rules will not lead to any significant shifts within our equity allocation in public sector finance. The high degree of credit-worthiness among our public sector loans is evident from the assessment of the rating agencies: almost 40% of the portfolio is rated AAA and more than 50% is rated AA. The non-rated assets, 6% of total loans, consist primarily of loans to German federal states and public sector credit institutions. At € 375 million, public sector infrastructure financing makes up only a small portion of our total financing.

Property finance

Counterparty risk in property finance relates to credit risk and collateralisation risk. Credit risk arises from the possibility of the business partner failing to meet his obligations on payments of interest and principal based on a long-term view of his economic and financial situation. Collateralisation risk results from the possibility of a deterioration in the value of the underlying collateral (normally the property being financed), due to specific factors relating to the property or the market situation.

The Bank has sophisticated risk management systems to manage these risks. This is supplemented by a Credit Risk Controlling unit, part of Group Controlling, which is responsible for measuring and monitoring the Bank's overall risk position. Reviews are also conducted by the internal audit department.

Credit approval process

The implementation of a scoring system for credit applications is a decision making tool when granting loans to private clients. The Bank uses an internal rating process in its commercial property finance business that leads to objective and uniform loan decisions, and facilitates a systematic identification of risk for regular loan monitoring and portfolio analysis. Using a scoring system, it is possible to assess credit risk, property risk, and property-related completion risk and/or marketing risk. The Bank has as a result of its early introduction of a rating system tailored towards the property finance business, created the conditions necessary for implementing Basel II requirements, particularly in terms of historic data.

The credit-worthiness rating is supported by an evaluation process that automatically calculates balance sheet ratios. The assessment of these ratios, together with qualitative factors, form the basis of credit risk evaluation. Also included in the evaluation are sector ratios calculated by recognised institutions. In the case of borrowers belonging to a group, the credit-worthiness of the group, the quality of the overall loan commitment extended to this group as a whole, and, on the basis of these factors, the appropriateness of the entire transaction volume are taken into account. Credit limits for restricting exposure are established accordingly. In the case of larger leased properties, the examination of credit-worthiness also includes the main tenants of the property, whose long term financial situation has a considerable influence on the property.

The property rating is based on the loan-to-value ratio and the return achieved through renting the property.

The current and future value of the property provided as collateral is calculated according to region and type of property by experts who operate independently of the loan decision making process. For property financing activities outside Germany, local external surveyors are charged to carry out the valuation.

A computer-based system regularly monitors completion risks and/or marketing risks relating to property, from disbursements, work-in-progress, success in marketing the property and the resulting repayment ratio as well as changes in the value of the property.

Client accounts are organised by country as well as by type of commercial property where in the latter case highly qualified teams with relevant experience in the respective sector of the property market operate on a cross-border basis.

Collateralisation

At the end of the year 2000, the volume-weighted loan-to-value ratio for the German property financing portfolio (performing loans) stood at approximately 79% of the assessment value that is on average approximately 10% below the open market value (former Western Germany approximately 79%, former Eastern Germany approximately 78%). The volume-weighted loan-to-value risk ratio for non-German property financing is approximately 68%. This does not include contractual additional collateral that serves to reduce risk.

German business (performing loans) vs. Non-German business (€ m) in %

	German business – performing loans				Non-German Business		Total Business	
		Total	*West*	*East*				
	volume	*LTV*	*LTV*	*LTV*	*volume*	*LTV*	*volume*	*LTV*
Office Properties	1,598	88%	87%	88%	3,507	65%	5,105	72%
Retail Properties	849	86%	89%	84%	1,143	76%	1,991	82%
Hotel Properties	289	66%	65%	68%	1,649	64%	1,938	65%
Specialised Properties	428	77%	76%	79%	1,067	74%	1,496	75%
Social Properties	426	84%	85%	77%	31	50%	457	82%
Residential Properties – owner occupied	4,894	77%	75%	84%	104	62%	4,998	76%
Residential Properties – tenanted	4,340	72%	76%	65%	365	74%	4,705	72%
Undeveloped Plots of Land	209	105%	112%	89%	7	54%	216	103%
Other	284	96%	87%	106%	0	–	284	96%
Total	**13,317**	**79%**	**79%**	**78%**	**7,873**	**68%**	**21,190**	**75%**

* Including buildings under construction due for sale

Loan-to-value by category (non-German business)

in %	Office Properties	Retail Properties	Hotel Properties	Specialised Properties	Social Properties	Residential P.-owner occupied*	Residential Properties tenanted	Undevel. Plots of Land	Other	Total
Belgium	69	69	61	65	20	59	50	32	0	66
Czech Republik	52	0	86	53	0	0	0	0	0	65
Denmark	73	65	76	76	0	76	78	0	0	72
France	62	67	47	64	0	29	59	0	80	61
Great Britain	68	100	65	70	0	55	92	0	0	71
Italy	69	61	61	79	56	43	61	60	0	70
Luxembourg	51	0	0	0	0	0	57	0	0	53
Poland	73	72	0	70	0	0	0	0	0	72
Spain	0	71	0	82	0	100	0	0	0	74
Sweden	54	51	67	0	0	78	73	0	0	60
Switzerland	74	79	91	0	0	0	0	0	0	83
Netherlands	76	82	71	79	0	67	89	79	0	76
Turkey	0	50	57	0	0	0	0	0	0	54
USA	50	0	60	0	53	0	0	0	0	56
Total	**65**	**76**	**64**	**74**	**50**	**62**	**74**	**54**	**80**	**68**

* Including buildings under construction due for sale

Pricing

The pricing of loans stands in direct correlation to its level of riskiness. In this respect, the cost of equity is included in the calculation of financings, alongside standard risk costs based on client and property classification.

Risk sharing

The Bank actively syndicates loans as a means of risk sharing, primarily for large-scale commercial property finance.

In addition to its syndication business, the Bank uses securitisation to put a cap on volumes for sub-portfolios according to property types. Securitisation allows the Bank to transfer the risk inherent in a property financing portfolio or sub-portfolio, while at the same time maintaining its relationship with the clients and keeping open its access to the market.

Monitoring

The lending portfolio is reviewed on a regular basis with the help of traditional early warning methods and, in particular, forms part of a computerised monitoring process. In this process, which includes loan and property monitoring, financings which meet certain criteria in terms of volume and risk are analysed regularly using a large number of credit-worthiness and property-related indicators. Any deviations over time of these criteria between the actual course and the planned course which formed the basis of the loan decision are identified and the rating is adapted accordingly. In the event of a downgrading, the commitment is placed on a watch list for continuous observation.

Such loans are subject to review by credit committees depending on their volume, or analysed with regard to their risk content by a task force set up specifically for this purpose. The task force also determines the necessary steps for avoiding or at least reducing loss. In the case of a markedly negative deviation, the loans are handed over to experts for appropriate action.

Reporting

The Management Board is informed regularly about the development of the property finance portfolio and its risk content in a management report. The management report is supplemented by regular reports to the Supervisory Board.

The management report analyses the distribution of the portfolio according to countries, regions, property types, client groups, volume and risk categories, and shows the formation of cluster risks. It therefore serves as a basis for managing the entire portfolio and repositioning sub-portfolios in terms of risk diversification and risk limiting.

Over the last five years, the Bank has achieved an increasingly broad geographical distribution in all its commercial sub-portfolios due to a risk conscious expansion of its non-German property financing business.

Sub-portfolio "Office Properties" according to countries/regions over the last 5 years (€ m) in %

	31.12.96	31.12.97	31.12.99	31.12.99	31.12.00
Benelux	268	365	350	360	505
Eastern Europe	0	0	5	130	139
France	83	110	193	341	366
Germany	2,335	2,080	2,387	2,284	2,347
Great Britain	281	433	824	1,573	1,465
Scandinavia	56	72	273	419	462
Southern Europe	11	21	71	163	291
USA	18	6	0	178	241
Total	**3,052**	**3,087**	**4,103**	**5,448**	**5,816**


9%
2%
1%*
9%
3%
76%
31.12.96
14%
2%
1%*
12%
4%
67%
31.12.97
7%
2%
8%
20%
5%
58%
31.12.98
8%
3%
3%
7%
2%
6%
29%
42%
31.12.99
5%
4%
8%
9%
3%
6%
25%
40%
31.12.00
Benelux
Eastern Europe
France
Germany
Great Britain
Scandinavia
Southern Europe
USA
* Southern Europe and USA

Sub-portfolio "Hotel Properties" according to countries/regions over the last 5 years (€ m) in %

	31.12.96	31.12.97	31.12.99	31.12.99	31.12.00
Benelux	46	113	102	187	250
Eastern Europe	0	0	0	24	54
France	0	18	46	116	147
Germany	437	403	355	345	360
Great Britain	105	173	333	508	516
Scandinavia	0	0	0	43	58
Souther Europe	4	34	56	63	164
USA	0	0	0	109	448
Total	**592**	**741**	**892**	**1,395**	**1,992**


17%
1%
8%
74%
31.12.96
5%
23%
15%
3%
54%
31.12.97
6%
12%
5%
37%
40%
31.12.98
8%
5%
3%
13%
2%
8%
36%
25%
31.12.99
22%
13%
3%
7%
8%
3%
18%
26%
31.12.00
Benelux
Eastern Europe
France
Germany
Great Britain
Scandinavia
Southern Europe
USA

Loan loss provisions

With regard to discernible risks in the property finance business, specific provisions are set aside on the basis of the potential loss and according to uniform Group-wide standards. General loan loss provisions are set aside for potential risks on the basis of evaluated migration under US GAAP across the risk categories.

Counterparty risk in Treasury activities

The Treasury activities of DePfa Group relate to securities transactions, money market transactions and derivatives which are carried out almost exclusively with bank counterparties.

The level of credit risk associated with Treasury activities depends on the structure of the particular transaction. While credit exposure for the on-balance-sheet instruments considered here is expressed by their current market value, credit risk for derivative financial instruments is estimated on the basis of the potential replacement costs, resulting from the replacement with an equivalent position in the event of potential counterparty default.

A Group-wide system is in place throughout DePfa Group for monitoring counterparty risks in Treasury transactions. Internal rating categories are incorporated into this limit system. The maximum limit granted, is calculated according to rating categories, and is determined according to the particular counterparty's grading in an internal rating category. The scoring of counterparty risks in internal rating categories is carried out on the basis of our own reports, balance sheet data, external rating information as well as expert analyses. The Correspondent Banking unit is responsible for monitoring compliance of the limit.

Within DePfa Group, Treasury transactions focus on first-rate borrowers with excellent credit-worthiness.

The chart below gives a breakdown by external ratings of counterparties in Treasury transactions. Unrated banks are savings banks, cooperative banks and subsidiaries of international financial institutions, where external rating information is only available for the parent company.

Treasury counterparties by external rating category



10.70 %
37.16 %
25.40 %
2.41 %
24.33 %
AAA
AA+ to AA-
A+ to A-
BBB+ to BBB-
unrated

Country risks

Country risk is essentially defined as the combination of all economic and political events that can affect the ability of the counterparty to meet commitments in cross-border transactions.

The Group's Country Limit Committee has divided up all countries where DePfa is prepared to do business into six credit-worthiness categories, ranging from "first rate" to "severely restricted" and has given each country a country limit denominated in euros. In addition to individual limits, group limits (by credit-worthiness group) have been established, which restrict the combined risk of several countries that have the same level of credit-worthiness.

The breakdown of individual countries according to their credit-worthiness is based on economic information about the country, in-house research as well as reports of international rating agencies.

All country evaluations and individual limits are approved by the entire Management Board. Group Risk Control is responsible for continually monitoring the utilisation of country limits.

93% of all country limits currently apply to countries with a first rate credit standing.

2.2 Market risks

Given the nature of DePfa Group's operations, we attach varying degrees of significance to the different market risks. Interest rate risks relative to public sector and property finance are the most significant, while currency risks only play a minor role. DePfa Investment Bank Ltd also trades in shares to a very limited extent.

The chart below illustrates DePfa Group's value-at-risk as at the end of financial year 2000.

Value-at-risk (€ m) as per end 2000



200
150
100
50
0
Exchange rate risk
Interest rate risk in foreign currency
Interest rate risk in Euro

Trading activities are exclusively permitted for DePfa Investment Bank Ltd, the other institutions in the Group being only exposed to market risk in the context of asset/liability management. In view of these special factors, particular attention is devoted to risk monitoring at DePfa Investment Bank Ltd.

To quantify and manage market risks, DePfa Group calculates a value-at-risk on a daily basis using the variance/covariance approach. This generally accepted statistical method measures the potential loss in value of financial instruments which may occur during a pre-defined period given a 99% probability level. The prescribed holding period of 20 days was deliberately extended over BIS parameters (10 days). This very conservative approach in terms of the possible neutralisation of items, also takes into account the specific nature of activities of a mortgage bank or institution without a trading book.

As a further element in this approach, all of DePfa Group's activities are included in the value-at-risk calculations giving a complete picture of the risk position for the Bank as a whole, so that in addition to straightforward interest-related operations all other items on the balance sheet are also taken into account.

We also have a particular approach for establishing limits to restrict market risks. We favour a limit which is present value oriented and therefore dynamic. This limit is calculated as follows:

Present value of interest-related business
\+ book value of non interest-related business

Present value of company
./. equity
./. planned minimum profit of the next 4 years

Risk present value
Value at Risk limit: 40% of risk present value

The present value of interest-related business calculated on a daily basis reflects earnings from new business as well as valuation changes in all the Bank's assets resulting from fluctuations in market parameters (e.g. interest rate changes, volatility changes, exchange rate shifts). Through constant adjustment of the risk present value, the risk capability, and therefore the risk limit, are adapted automatically to new economic conditions, whereby only a fraction of the risk present value is finally released by the Management Board according to the value-at-risk limit. This system has also been used by DePfa Bank AG to limit risk since May 2000.

Parallel to the adoption of the above-mentioned method for setting risk limits for the largest units in the DePfa Group, the Management Board has also set a new rule for ad hoc reporting, which states that the Management Board must be notified immediately if the value-at-risk for the Group exceeds € 235 m. Since the rule was established, value-at-risk for the Group has not even been close to this level. The maximum risk utilisation amounted to € 194 million on 26 September 2000. The lowest level was € 122 m on 20 June 2000.

Over the year, value-at-risk has developed as follows:

Value-at-risk (€ m) during 2000, reported at end of month


250
200
150
100
50
0
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

The above restriction on the Group limit means that the units within the Group are also called upon to monitor the movement in the risk present value of the Group. The Management Board is notified if utilisation based on the available individual limits is approaching the Group limit, so that they can review

the desired allocation of the risks in view of the given situation. The table below shows in detail the highest risk utilisation for the main entities in the Group.

Value-at-risk € m	DePfa Deutsche Pfandbriefbank AG		DePfa Bank AG		DePfa-Bank Europe plc		Total	
	Interest	Currency	Interest	Currency	Interest	Currency	Interest	Currency
30.12.99	86	3	67	–	22	–	168	3
29.12.00	100	5	86	–	1	–	156	5
Max.	138		98		30		194	
Min.	45		82		0		122	

To maintain the highest standards in value-at-risk calculations Market Risk Control is responsible for assessing the volatilities and correlations on the basis of market data. Statistical parameters of the different markets used in the calculation are only implemented after detailed examination. The validity of methods of calculating value-at-risk is examined by means of regular back testing, whereby profit and loss resulting from actual market changes are compared with the values forecast using the value-at-risk procedure (500 day basis). For the year 2000, the value-at-risk calculations performed by the Bank did not underestimate the market risks. In addition, extreme market fluctuations are simulated through worst case scenarios. These calculations also produced satisfactory results.

The Management Board is notified on the level and utilisation of the limits for the Group and the individual banks, as well as for the change in present values on a daily basis. In addition to the division of value-at-risk according to risk factors (currency, interest rate per currency and term), the basis point value serves to illustrate the sensitivity of the items according to individual terms. Furthermore, gap analysis provides information on a monthly basis on the net asset position and net liability position over the next 15 years. These analyses are used in performing different simulation calculations for determining risk or earnings. By means of assumptions possible losses resulting from extreme or possible market fluctuations, for example those caused by variable changes in yield curves or scheduled new business, can be quantified in advance. This is not possible with the value-at-risk method, and therefore scenario analyses form an important part of monitoring market risks.

As a result of the complex monitoring of market risks already in place, the new requirement of the Federal Banking Supervisory Authority to report interest rate risks in the mortgage bank sector, which took effect in April 2001, will present no difficulties for DePfa Group. Under the new requirement, a risk indicator must be released each month giving the present value changes resulting from a parallel shift of the yield curve by 100 basis points in relation to the equity capital in accordance with § 10 German Banking Act (KWG). Should this value exceed 10%, the Supervisory Authority will require further information for a closer inspection of the institution's risk situation. The first model calculation for the current month carried out after the announcement of this new requirement in October 2000 has produced a risk value below this statutory level.

Group Market Risk Control is responsible for designing and continually verifying the measuring procedures to be applied, and for monitoring compliance with the limits set by senior management. In this process, great importance is attached to meticulous and extensive risk monitoring in the Bank, as the successful execution of this task is also an important condition for achieving the Bank's ambitious targets for earnings and growth. Risk Control has therefore planned a further increase in staff and technology systems.

In addition, market risks at DePfa Investment Bank Ltd are not assessed using the value-at-risk approach used within the rest of the Group. Instead a calculation method is used which takes the current imminent price and liquidity risk of the individual items more directly into account than a traditional method. The approach behind the capital-at-risk model is to define potential risk as the maximum loss of value for a portfolio in unfavourable market conditions.

Additional factors were determined accordingly and used to weight the individual investments in order to calculate the capital-at-risk. These take into account not only the country category, the product type and investment timescale but also potential price falls since the relevant position was entered into. Greater risks are weighted with a far higher factor. In addition, a ceiling was set for the sum of all transactions, and the asset distribution is also taken into account through various individual limits. Aggregate exposure in emerging markets countries which are in the highest risk category may not exceed 5% of the total investment limit. The average utilisation of this limit by DePfa Investment Bank Ltd. amounted to 74% in 2000. The capital-at-risk calculation is updated daily. On average, the limit utilisation rate was 90% for 2000 and utilisation amounted to US$ 111 million at the year-end. At its peak, capital-at-risk amounted to US$ 135 million on 9 November, while a prudent investment approach at the beginning of the year (4 January 2000) kept capital-at-risk to US$ 41 m.

2.3 Liquidity risks

Liquidity risk is defined as the possibility that current and future payment obligations will not be fulfilled in full or at the due date.

It is the task of liquidity management to manage the origination and investment of funds in order to achieve the most efficient and best possible results in terms of earnings. For this purpose, DePfa Group operates a Group-wide liquidity management system, which integrates all the relevant units. To ensure the ability of the Group to cover all payment obligations of the Group and its units at all times, our Treasury prepares liquidity balance sheets and cash flow forecasts. Extensive liquid security portfolios are maintained to ensure liquidity in local currencies. The liquidity ratios of the revised Grundsatz II (German Banking Act) were kept within the statutory limits.

2.4 Operational risk

Operational risk defines all potential direct or indirect risks caused by inadequate or failed procedures, systems and controls, lack of knowledge and mistakes by individuals, or by external events, such as earthquakes, accidents, criminal attacks, and also regulations, etc. In particular, this definition includes legal risks to which the Bank is exposed.

In order to do justice to the increasing importance of operational risk in the banking business, and in view of the expected supervisory regulations on capital backing of operational risks, we have begun developing a system for qualifying and quantifying operational risks as a supplement to existing control, procedural and organisational measures. The essential components of this system are the definition and observation of qualitative indicators for early identification of problems and weak spots in our procedures, and the recording of information on losses caused by operational weaknesses. This measurement and monitoring system provides the responsible staff with an instrument for risk efficient and cost efficient management of their procedures. We will also use this information to expand our management information system to include an operational risk monitor for independent and continuous controlling of these risks.

In terms of organisation, the management of operational risks is the responsibility of the Chief Operating Office, which is also responsible for cross-divisional co-ordination and quality assurance of procedures and data, and of the operational units themselves. Following completion, the operational risk monitor will

come under the responsibility of Risk Controlling. Our control mechanisms will be supplemented and complemented by the Audit department.

We pay particular attention to emergency planning. To exclude possible IT emergencies or even breakdowns, we use duplicated and networked systems and databases located at our offices in Wiesbaden, Dublin and Tokyo. If one element in this data network or computer system fails, the other elements of the system take over its function allowing uninterrupted operation 24 hours a day throughout the year. These technical measures are supplemented by emergency planning for the individual operational areas. An ongoing process will develop, review and improve methods for dealing with various possible emergency scenarios. This should guarantee our uninterrupted business activities.

3. Risk management as a central element in Group management

A consistent link between risk management and earnings management in the DePfa Group is a key characteristic of the management of the Bank as a whole. This characteristic is based on the understanding that, given the overriding importance of profitability, controlling risks rather than simply avoiding them is crucial to the economic success of the Bank. For this purpose, the profitability of existing and potential new business is examined on the basis of risk-adjusted Return on Equity (RoE). This ratio relates profit on financial transactions to the capital necessary for backing risks associated with these transactions. In this way, risks are only entered into or maintained if this is considered advantageous from the point of view of profitability.

The level of capital allocated within the Group is in line with banking supervisory regulations (Grundsatz I under German Banking Act) as well as supplementary regulations. These can be regarded as very conservative. For example, even public sector loans, which do not have to be backed by equity according to banking supervisory regulations, are assigned a notional risk weighting of 5%. Furthermore, equity on the basis of the value-at-risk limit is allocated for market risks of the banking book.

As part of our preparations for the new equity regulations to be introduced by the Basel Committee on Banking Supervision ("Basel II'), we are currently working assiduously on setting up internal credit risk models. As soon as these have been implemented, it will be possible to align the allocation of equity on an internal rating basis with economic risks.

Utilisation of equity as well as risk-adjusted returns of the individual business areas are calculated by Group Controlling on a quarterly basis and published in the segment reporting. The integration of earnings and risk management forms a crucial basis for the targeted and value-oriented management of resources.

(H) Officers

of DePfa Deutsche Pfandbriefbank AG including participation in Supervisory Boards and other Supervisory Bodies in accordance with Section 285 No. 10 of the German Commercial Code

Management Board

Gerhard Bruckermann (Speaker, from 20 June 2000)

Group mandates

– DePfa-Bank Europe plc	Chairman of the Board of Directors
– DePfa Capital Japan K.K.	Member of the Board of Directors
– DePfa Investment Bank Ltd.	Member of the Board of Directors
– DePfa USA Inc.	Chairman of the Board of Directors

Other mandates

– Karlsruher Rendite Beratungsgesellschaft für Vermögensanlagen GmbH	Member of the Advisory Board

Karl-Heinz Glauner (Speaker, from 20 June 2000)

Group mandates

– DePfa-Bank Europe plc	Member of the Board of Directors
– DePfa-Bank France S. A.	Chairman of the Management Board and Managing Director
– DePfa Financial Services spol s r.o.	Chairman of the Supervisory Board
– DePfa Financial Services Polska Sp. z o.o.	Chairman of the Supervisory Board
– DePfa Partecipazioni S.p.A.	President
– DePfa Property Services B.V.	Member of the Supervisory Board
– DePfa USA Inc.	Member of the Board of Directors
– DePfa Hypotheken-Management GmbH	Chairman of the Supervisory Board
– Hypotheken Discount Vermittlungs GmbH	Chairman of the Supervisory Board
– Immo Consulting S.p.A.	Member of the Management Board

Other mandates

– Deutsche Interhotel Holding GmbH & Co. KG	Member of the Advisory Board
– Entenial S.A.	Member of the Management Board

Dr. Thomas M. Kolbeck

Group mandates

– DePfa-Bank Europe plc	Member of the Board of Directors
– DePfa-Bank France S.A.	Member of the Management Board
– DePfa Capital Japan K.K.	Member of the Board of Directors
– DePfa Investment Bank Ltd.	Chairman of the Board of Directors
– DePfa IT Services AG	Chairman of the Supervisory Board
– DePfa USA Inc.	Member of the Board of Directors
– Deutsche Structured Finance GmbH	Member of the Advisory Board

Michael A. Kremer (from 1 February 2000)

Group mandates

– Deutsche Structured Finance GmbH	Chairman of the Advisory Board
– DePfa Bau-, Verwaltungs- und Controlling GmbH	Member of the Advisory Board
– DePfa Immobilien Management AG	Chairman of the Supervisory Board
– DePfa Property Services B.V.	Chairman of the Supervisory Board

Other mandates

– AVECO Holding GmbH	Member of the Supervisory Board
– Deutsche Operating Leasing AG	Chairman of the Supervisory Board
– Pfersee Kolbermoor GmbH & Co. KG	Member of the Supervisory Board

Dr. Peter Lammerskitten

Group mandates

– Deutsche Bau- und Grundstücks-Aktiengesellschaft	Chairman of the Supervisory Board
– BHG Gesellschaft zur Betreuung von Haus und Grundbesitz mbH	Chairman of the Supervisory Board
– DePfa-Bank Europe plc	Member of the Board of Directors
– DePfa Bau-, Verwaltungs- und Controlling GmbH	Chairman of the Advisory Board
– DePfa-Bank France S. A.	Deputy Chairman of the Management Board
– DePfa Immobilien Management AG	Deputy Chairman of the Supervisory Board
– DePfa Investment Bank Ltd.	Member of the Board of Directors
– DePfa IT Services AG	Deputy Chairman of the Supervisory Board
– DePfa USA Inc.	Member of the Board of Directors
– IBS Innovative Banking Solutions AG	Member of the Supervisory Board

Other mandates

– burgbad AG	Chairman of the Supervisory Board

Supervisory Board

Dr. Jürgen Westphal, Chairman
Minister (ret'd), Attorney-at-law, Judge at the Hamburg Constitutional Court

– DePfa Bank AG	Chairman of the Supervisory Board
– Treugarant AG, Wirtschaftsprüfungsgesellschaft	Chairman of the Supervisory Board
– Jungheinrich Aktiengesellschaft	Member of the Supervisory Board
– Bankhaus Joh. Berenberg, Gossler & Co.	Member of the Management Board

Christian Graf von Bassewitz, Deputy Chairman
General Partner and Management Spokesman of Bankhaus Lampe KG

– Condor/Optima Versicherungen	Chairman of the Supervisory Boards
– DePfa Bank AG	Deputy Chairman of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Deputy Chairman of the Supervisory Board
– Deutscher Ring Krankenversicherung a.G.	Member of the Supervisory Board
– famila Handels-Zentralgesellschaft mbH + Co. KG	Member of the Supervisory Board
– Universal-Investment-Gesellschaft mbH	Member of the Supervisory Board
– Lampebank International S.A.	Member of the Management Board
– Lampe Beteiligungsgesellschaft mbH	Member of the Advisory Board
– Lampe Immobilien GmbH	Member of the Advisory Board

Reiner Wahl, Deputy Chairman
DePfa Deutsche Pfandbriefbank AG

Prof. Dr. Dr. Ann Kristin Achleitner
Chairman of the Board of the Institute for Financial Management at the European Business School e.V.

– GermanIncubator – GI Ventures AG	Chairman of the Supervisory Board
– Deutsche Effecten- und Wechsel-Beteiligungsgesellschaft AG	Member of the Supervisory Board
– thorborgnet GmbH & Co. KgaA	Member of the Supervisory Board

Dr. Richard Brantner
Member of a Management Board (ret'd.)

– DePfa Bank AG	Member of the Supervisory Board
– DePfa-Bank Europe plc	Vice Chairman of the Board of Directors

York-Detlef Bülow
DePfa Deutsche Pfandbriefbank AG

Wolfgang Fauter
Chairman of the Management Boards of Deutsche Ring Versicherungen

– Deutscher Ring Bausparkasse AG	Chairman of the Supervisory Board
– DePfa Bank AG	Member of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board
– Roland Rechtsschutz-Versicherungs-AG	Member of the Supervisory Board
– ZEUS Service AG	Deputy Chairman of the Supervisory Board
– ZEUS Vermittlungsgesellschaft mbH	Deputy Chairman of the Supervisory Board

Erwin Flieger (from 20 June 2000)
Chairman of the Management Boards of Bayerische Beamten Lebensversicherung a.G. and BBV Holding AG

– Bayerische Beamten Versicherung AG	Chairman of the Supervisory Board
– BBV Krankenversicherung AG	Chairman of the Supervisory Board
– DePfa Bank AG	Member of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board
– Neue Bayerische Beamten Lebensversicherung AG	Chairman of the Supervisory Board

Dr. Friedrich Adolf Jahn
President of the Zentralverband der Deutschen Haus-, Wohnungs-und Grundeigentümer e.V.

– DePfa Bank AG	Member of the Supervisory Board

Siegfried Just
DePfa Deutsche Pfandbriefbank AG

Dr. Thilo Köpfler (from 20 June 2000)
Chairman of the Management Board for DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG(ret'd)

– Aachener Siedlungs- und Wohnungsgesellschaft mbH	Chairman of the Management Board
– DePfa Bank AG	Member of the Supervisory Board
– TLG Treuhand Liegenschaftgesellschaft mbH	Member of the Supervisory Board

Jacques Lebhar
Chairman of the Management Board and Managing Director of Entenial

– DePfa Bank AG	Member of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board
– ESL & Network SA	Member of the Supervisory Board
– ESL & Network (France) SAS	Member of the Supervisory Board
– La Mondiale Partenaire	Administrateur
– Vauban Mobilisations Garanties	Member of the Supervisory Board

Klaus Novatius
DePfa Deutsche Pfandbriefbank AG

Hans-Georg Poetzsch
DePfa Deutsche Pfandbriefbank AG

– CP-Medienwerbung AG	Member of the Supervisory Board

Rudi Ditmar Runkel
DePfa Deutsche Pfandbriefbank AG

Dr. Rolf Schmid
President of the Federal and state pensions office

– DePfa Bank AG	Member of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board

Dr. John W.M. Simons (until 20 June 2000)
Managing Director of Bouwfonds Nederlandse Gemeenten (ret'd.)

– Copaco N.V.	Member of the Supervisory Board
– Huybregts & Boldrik Bouw & Vastgoedgroep	Member of the Supervisory Board
– MAB Groep B.V.	Member of the Supervisory Board
– M.J. de Nijs en Zonen Holding B.V.	Member of the Supervisory Board
– Orange European Property Fund	Member of the Supervisory Board
– Orange Global Property Fund	Member of the Supervisory Board
– Stichting NDR (Draf en Rensport)	Member of the Supervisory Board
– SNS Renal Groep	Member of the Supervisory Board
– Vesteda Management B.V. (Woonfonds ABP)	Member of the Supervisory Board

Jürgen Steinert (until 28 February 2001)
Senator (ret'd.)
President of the GdW Bundesverband deutscher Wohnungsunternehmen e.V. (ret'd.)

– DePfa Bank AG (until 28 February 2001)	Member of the Supervisory Board
– GdW Revision AG	Chairman of the Supervisory Board
– Hammonia-Verlag GmbH	Member of the Management Board

Jürgen Strauß
General Manager and Principal Agent for Germany of the Schweizerische Lebensversicherungs- und Rentenanstalt

– DePfa Bank AG	Member of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Chairman of the Supervisory Board
– Swiss Life Partner Aktiengesellschaft Vermittlung von Versicherungen und Finanzdienstleistungen	Chairman of the Supervisory Board
– Swiss Life Asset Management Kapitalanlagegesellschaft mbH	Member of the Supervisory Board

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer (from 20 June 2000)
President of Deutsche Bundesbank (ret'd.)

– Bank für internationalen Zahlungsverkehr (BIZ)	Member of Board of Directors
– BDO Deutsche Warentreuhand AG	Member of the Supervisory Board
– DePfa Bank AG	Member of the Supervisory Board
– DWS Investment GmbH	Member of the Supervisory Board
– ING Groep N.V. Rainer Ulm DePfa Deutsche Pfandbriefbank AG	Member of the Supervisory Board

Dr. Georg Freiherr von Waldenfels
Member of the Management Board of VIAG TELECOM AG

– DePfa Bank AG	Member of the Supervisory Board
– DTB Holding GmbH	Chairman of the Supervisory Board
– Gerling-Konzern Lebensversicherungs AG	Member of the Supervisory Board
– Klöckner & Co. AG	Member of the Supervisory Board
– Kühne und Nagel International AG	Member of the Management Board
– MESSE MUENCHEN GMBH	Member of the Supervisory Board
– Debrunner Koenig Holding AG	Member of the Management Board

Wiesbaden, den 12 April 2001
Der Vorstand

(I) Schedule of Shareholdings

of DePfa Deutsche Pfandbriefbank AG at 31 December 2000 in accordance with Section 131 para 2 of the German Commercial Code

This information has been compiled on the basis of the individual accounts of the companies and has not been adjusted for reporting under US GAAP. The companies listed in sections II and III are not consolidated or reported at equity, as DePfa Deutsche Pfandbriefbank AG has either no or only a temporary opportunity of controlling these companies, or the companies are of secondary importance.

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in DM million	Results in DM million
1	DePfa Deutsche Pfandbriefbank AG	Wiesbaden				
I. Consolidated subsidiaries						
2	Aufbaugesellschaft Prager Straße mbH	Wiesbaden	100.0	31	0.1	0.0
3	Bau- und Bodenverwaltungsgesellschaft GbR	Wiesbaden	100,0	4, 18	3.7	−2.8
4	BauBo Bau- und Bodenverwertungs- und -verwaltungsgesellschaft mbH Berlin	Berlin	100.0	18	98.6	0.0[5]
5	BauConsult DV- und Unternehmensberatung Bayern GmbH	Munich	50.0	36	EUR 0.7 m	EUR 0.2 m
6	BauConsult DV- und Unternehmensberatung Berlin GmbH	Berlin	100.0	36	EUR 1.9 m	EUR 0.5 m
7	BauConsult DV- und Unternehmensberatung Hamburg GmbH	Hamburg	100.0	36	EUR 1.5 m	EUR 0.7 m
8	BauConsult DV- und Unternehmensberatung Hamburg GmbH	Hannover	51.0	36	EUR 3.1 m	EUR 0.3 m
9	BauConsult DV- und Unternehmensberatung Mainz GmbH	Mainz	51.0	36	EUR 2.4 m	EUR 0.1 m
10	BauConsult DV- und Unternehmensberatung Stuttgart GmbH	Stuttgart	74.0	36	EUR 0.6 m	EUR 0.1 m
11	baudata Gesellschaft für bau- und wohnungswirtschaftliche Datenverarbeitung mbH	Hamburg	100.0	36	EUR 3.0 m	EUR 0.0 m
12	BauSecura Versicherungsmakler GmbH	Hamburg	51.0	36	2.7	2.5

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in DM million	Results in DM million
13	BauTec Gesellschaft für Wärmemeßtechnik und gebäudetechnische Planung und Beratung mbH	Hamburg	100.0	36, 11	13.5	3.5
14	BGB-Gesellschaft Friedrichshain Block A-Nord	Berlin	100.0	31, 29	−1.5	−0.5
15	BGB-Gesellschaft Friedrichshain Block A-Süd	Berlin	100.0	31, 29	−14.0	−2.4
16	BGB-Gesellschaft Spindlers Hof Berlin	Berlin	100.0	4, 29, 31	−36.1	−20.2
17	DBE Property Holdings Limited	Dublin	100.0	46	IEP 0.0 m	IEP 0.0 m
18	DePfa Bank AG	Berlin	99.9	1	EUR 887.4 m	EUR 10.2 m
19	DePfa Bau-, Verwaltungs- und Controlling GmbH	Hamburg	100.0	18	6.9	3.1
20	DePfa Capital Japan K.K.	Tokyo	100.0	18, 46	JPY 470.9 m	JPY 339.7 m
21	DePfa Finance N.V.	Amsterdam	100.0	1	13.3	11.2
22	DePfa Financial Service Polska Sp. z o. o.	Warsaw	100.0	18	PLN 1.8 m	PLN −0.2 m
23	DePfa Financial Service spol sr.o.	Prague	100.0	18	CSK 2.0 m	CSK 0.1 m
24	DePfa Funding LLC	Wilmington	100.0	1	EUR 220.0 m	EUR 8.2 m
25	DePfa Funding Trust	Wilmington	100.0	1	EUR 0.0 m	EUR 8.2 m
26	DePfa Hypotheken-Management GmbH	Mannheim	100.0	18	4.8	−2.1
27	DePfa Immobilien Anlagen GmbH	Wiesbaden	100.0	31	0.1	0.0
28	DePfa Immobilien Beteiligungs GmbH	Wiesbaden	100.0	31	0.1	0.0
29	DePfa Immobilien Fonds GmbH	Wiesbaden	60.0	31	0.3	−0.3
30	DePfa Immobilien Fonds GmbH & Co. Dresden-Klotzsche Baufeld C/D KG	Berlin	93.2	18, 29, 31	42.5	−39.1
31	DePfa Immobilien Management AG	Wiesbaden	100.0	18	26.1	−3.5
32	DePfa Immobilien Projektentwicklungs GmbH	Wiesbaden	50.0	31	0.0	0.0
33	DePfa Investment Bank Ltd.	Nicosia	60.0	18	USD 185.3 m	USD 53.4 m[7)]
34	DePfa IT Media AG Business to Business	Mainz	100.0	36	EUR 1.0 m	EUR 0.0 m
35	DePfa IT Media AG Business to Consumer	Mainz	100.0	36	EUR 1.0 m	EUR 0.0 m
36	DePfa IT Services AG	Wiesbaden	100.0	18	EUR 13.5 m	EUR −1.2 m

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in DM million	Results in DM million
37	DePfa IT Services Italia S.r. l.	Rome	100.0	36, 43	EUR 1.2 m	EUR 0.0 m
38	DePfa IT Services Polska Sp. z o. o.	Posen	100.0	36	PLN 4.4 m	PLN −3.0 m
39	DePfa IT Services UK Ltd.	Coventry	100.0	36	EUR 2.3 m	EUR −0.9 m
40	DePfa Property Services B.V.	Amsterdam	100.0	1	NLG 77.8 m	NLG −0.8 m
41	DePfa Property Services Germany B.V.	Amsterdam	70.0	42	NLG 0.4 m	NLG 0.3 m
42	DePfa Property Services International B.V.	Amsterdam	100.0	40	NLG 0.0 m	NLG 0.0 m
43	DePfa Systems GmbH	Mainz	100.0	36	EUR 23.7 m	EUR 6.6 m
44	DePfa UK Ltd.	London	100.0	45	GBP 0.2 m	GBP 0.1 m[7]
45	DePfa USA Inc.	Wilmington	100.0	18	USD 2.8 m	USD 0.2 m[7]
46	DePfa-Bank Europe plc	Dublin	100.0	1	777.1	110.4
47	DePfa-Bank France S.A.	Paris	100.0	18	FRF 272.1 m	FRF 27.2 m
48	Deutsche Structured Finance GmbH	Frankfurt	100.0	18	EUR 9.4 m	EUR 4,3 m
49	Dresden-Klotzsche Baufeld B GbR	Berlin	99.0	18, 29, 31	−23.7	−19.4
50	Dresden-Klotzsche Baufeld F GbR	Berlin	99.0	18, 29, 31	−15.2	−12.8
51	DSF Beteiligungsgesellschaft mbH	Frankfurt	100.0	48	EUR 0.1 m	EUR 0.1 m
52	Europark Invest B.V.	Amsterdam	99.8	40	−8.3	0.1
53	Fijnhaven B.V.	Rotterdam	97.5	40	−6.2	−0.4
54	GbR Melchendorfer Straße	Wiesbaden	75.0	27, 32	−5.8	−3.2
55	GbR Wienerplatz MK 4 Dresden	Wiesbaden	100.0	31, 28	0.0	0.0
56	GEV GmbH	Wiesbaden	100.0	1	359.9	0.0[5]
57	GEV Nr. 1 Grundstückserwerbs- und Verwertungs-Objekt Prager Straße-GmbH	Wiesbaden	100.0	56	−0.3	−0.2
58	GEV Nr. 2 Grundstückserwerbs- und Verwertungs-Objekt Richterstraße-GmbH	Wiesbaden	100.0	56	−2.1	−2.0
59	GEV Nr. 3 Objekt Augustusplatz-GmbH & Co. KG	Wiesbaden	100.0	56, 31	−69.4	−35.2
60	GEV Nr. 4 Grundstückserwerbs- und Verwertungs-Objekt 4-GmbH	Wiesbaden	100.0	56	−10.1	−5.5

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in DM million	Results in DM million
61	Grundstücksgesellschaft Berliner Allee Freiburg mbH	Freiburg	100.0	1	1.9	−0.1
62	Hatrium Grundstücks GmbH & Co. KG	Munich	100.0	1, 117	0.5	0.0[6)]
63	Hotel Schwarzer Bock Wiesbaden Grundstücks-GmbH	Wiesbaden	100.0	56	0.9	1.4
64	Hypotheken-Discount Vermittlungs GmbH	Mannheim	90.1	18	−2.0	−2.5
65	IMMO Consulting S.p.A.	Rome	75.0	18	LIT 765.0 m	LIT −203.1 m
66	Objektgesellschaft FFA-Wohnungen Freiburg GbR	Wiesbaden	100.0	31, 29	−2.0	2.9
67	Parkhotel Altenburg GbR	Stuttgart	100.0	18, 4	−6.3	−1.8
68	PREM S.A.S.	Orleans	70.0	36	EUR 0.3 m	EUR −0.2 m
69	Rehabilitationsklinik Barby Besitzgesellschaft mbH	Barby	100.0	56	−4.3	−0.2
70	Rehabilitationsklinik Buckow Besitzgesellschaft mbH	Buckow	100.0	56	−4.9	−1.0
71	Rehabilitationsklinik Templin Besitzgesellschaft mbH	Templin	100.0	56	−6.3	−1.7
72	Rimo Consulting AG	Ried-Neerach	70.4	36	EUR −0.6 m	EUR −0.6 m
73	Suhl I GbR	Wiesbaden	100.0	18, 4	−0.5	−0.5
74	Terrain Herzogpark und Partner Erschließungs-GmbH	Munich	100.0	1, 75	1.5	0.0
75	Terrain-Aktiengesellschaft Herzogpark	Munich	99.8	4	2.7	0.0
76	Terrain-Verwaltungs-GmbH Herzogpark	Munich	100.0	75	0.3	−6.1[5)]
77	ZMP Zentral Messepalast Entwicklungs GbR	Leipzig	100.0	18, 4	−74.1	−36.9
II. Non consolidated subsidiaries						
78	ABG Allgemeine Beteiligungsgesellschaft für Gewerbeimmobilien mbH & Co. Objekt BBW KG	Mainz	90.0	1, 56	9.2	22.8
79	ABG Allgemeine Beteiligungsgesellschaft für Gewerbeimmobilien mbH & Co. Objekt Millerntor KG	Hamburg	75.0	56	52.7	−20.0
80	Barnimer Grundstücksgesellschaft mbH	Frankfurt	100.0	4	0.1	0.0[3)]

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in DM million	Results in DM million
81	Barnimer Grundstücksgesellschaft mbH & Co. Erste KG	Munich	100.0	4, 76	0.0	–0.5
82	Barnimer Grundstücksgesellschaft mbH & Co. Zweite KG	Munich	100.0	4, 76	0.3	–0.5
83	BauBo-Immobilien Projekt GmbH	Frankfurt	100.0	4	0.0	0.0[3)]
84	BauContact Immobilien GmbH	Wiesbaden	100.0	18	43.0	–0.4
85	BGB-Gesellschaft Friedrichshain Block B-Nord	Berlin	100.0	31, 29	4.5	8.3[3)]
86	BGB-Gesellschaft Friedrichshain Block B-Süd	Berlin	100.0	31, 29	3.9	–0.3[3)]
87	BGB-Gesellschaft Friedrichshain Block E-Nord	Berlin	100.0	31, 29	3.8	–0.5[3)]
88	BGB-Gesellschaft Friedrichshain Block E-Süd	Berlin	100.0	31, 29	5.8	7.8[3)]
89	BGB-Gesellschaft Friedrichshain Block G-Nord	Berlin	100.0	31, 29	–4.0	–0.5[3)]
90	BGB-Gesellschaft Friedrichshain Block G-Süd (1)	Berlin	100.0	31, 29	–1.9	3.3[3)]
91	BGB-Gesellschaft Friedrichshain Block G-Süd (2)	Berlin	100.0	31, 29	1.2	4.0[3)]
92	Centimanen Vastgoed B.V.	Rotterdam	100.0	4	NLG –0.1 m	NLG 0.0 m
93	Chariton Vastgoed B.V.	Velp	100.0	4	–1.1	0.3
94	Delphi Vastgoed B.V.	Velp	100.0	4	–0.7	0.0
95	Delphi Vastgoed B.V.-Meteora Vastgoed B.V. GbR	Frankfurt	100.0	94, 127	4.4	0.0
96	DePfa Banking IT-Systems GmbH & Co. KG	Wiesbaden	100.0	1, 99	0.2	0.0[3)]
97	DePfa Partecipazioni S.p.A.	Rome	100.0	18	ITL 12,540.6 m	ITL 95.3 m[3)]
98	DePfa Participations France S.A.R.L.	Paris	100.0	47	FRF 11.0 m	FRF 0.5 m
99	DePfa PR Consulting GmbH	Wiesbaden	100.0	1	0.1	0.0[3)]
100	DePfa Securities Romania S.A.	Bucharest	87.8	33	ROL 7,522.6 m	ROL –1,207.8 m[3)]
101	Deutsche Aircraft Leasing GmbH	Frankfurt	100.0	48	EUR 0.0 m	EUR 0.0 m
102	Deutsche Structured Finance GmbH & Co. Ataier KG	Frankfurt	100.0	48, 51	EUR 0.8 m	EUR 0.8 m
103	Deutsche Structured Finance GmbH & Co. Phönix KG	Frankfurt	100.0	48, 51	EUR 0.1 m	EUR 0.1 m
104	Deutsche Structured Finance GmbH & Co. Skorpion KG	Frankfurt	100.0	48, 51	EUR 0.8 m	EUR 0.8 m

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in DM million	Results in DM million
105	Deutsche Wohnstätten-Hypothekenbank Aktiengesellschaft	Berlin-Wiesbaden	100.0	1	0.0	0.0[3)]
106	DP Consult S.A.	Buenos Aires	100.0	45	N.D.	N.D.
107	Dresden-Klotzsche Baufeld E-Ost GbR	Berlin	99.0	31, 29	N.D.	N.D.
108	Dresden-Klotzsche Baufeld E-West GbR	Berlin	99.0	31, 29	N.D.	N.D.
109	Dresden-Klotzsche Baufeld G 1 GbR	Berlin	99.0	31, 29	0.0	0.0[3)]
110	Dresden-Klotzsche Baufeld G 2 GbR	Berlin	99.0	31, 29	0.0	0.0[3)]
111	Dresden-Klotzsche Baufeld G 3 GbR	Berlin	99.0	31, 29	0.0	0.0[3)]
112	DSF Verwaltungsgesellschaft mbH	Frankfurt	100.0	48	EUR 0.0 m	EUR 0.0 m
113	Fachklinik Lenggries für Neurologie und Physikalisch-rehabilitative Medizin GmbH	Lenggries	100.0	18	0.0	0.0
114	GEV Nr. 5 Grundstückserwerbs- und Verwertungs-Objekt 5-GmbH	Wiesbaden	100.0	56	0.0	0.0
115	Hamburg Invest B.V.	Amsterdam	99.8	40	−3.1	−0.5
116	Hamburg Invest I B.V.	Amsterdam	99.8	40	−5.9	−1.1
117	Hatrium Grundstücks-Beteiligungs GmbH	Munich	100.0	1	0.1	0.0
118	Hotel Schwarzer Bock Wiesbaden Betriebs-GmbH	Wiesbaden	100.0	56	−13.8	−1.1[3)]
119	IBS Innovative Banking Solutions AG	Wiesbaden	49.0	18	EUR 1.0 m	EUR 0.0 m[2)]
120	InfraLease Leasinggesellschaft für Infrastruktureinrichtungen mbH	Wiesbaden	100.0	18	10.2	0.4
121	IV Beteiligungsgesellschaft für Immobilieninvestitionen mbH	Frankfurt	100.0	40	0.0	0.0[3)]
122	IV Gesellschaft für Immobilieninvestitionen GmbH & Co. KG	Wiesbaden	100.0	40, 121	EUR 0.1 m	EUR 0.0 m
123	IVC Immobilienverwaltungs- und Controlling GmbH	Hamburg	100.0	19	0.1	0.2
124	Klinik am Park Bad Bertrich GmbH[1)]	Bad Bertrich	10.0	1	−1.5	−1.1[4)]
125	Lucascribe Participations S.A.R.L.	Paris	100.0	47	FRF −1.0 m	FRF 0.0 m

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in DM million	Results in DM million
126	Monceau Belgique S.A.	Brussels	100.0	40, 42	EUR 0.1 m	EUR 0.0 m
127	Meteora Vastgoed B.V.	Velp	100.0	4	−0.3	0.1
128	PAGON Beteiligungsgesellschaft mbH	Wiesbaden	75.0	56	0.0	0.0
129	Real Dritte Grundstücksgesellschaft mbH	Frankfurt	100.0	18	0.0	0.0
130	Real Erste Grundstücksgesellschaft mbH	Frankfurt	100.0	18	0.0	0.0
131	Real Zweite Grundstücksgesellschaft mbH	Frankfurt	100.0	18	0.0	0.0
132	Rehabilitationsklinik Elbe-Saale GmbH	Barby	100.0	1	−4.6	−1.3
133	Rehabilitationsklinik Märkische Schweiz GmbH	Buckow	100.0	1	−4.8	−0.5
134	Rehabilitationsklinik Uckermark GmbH	Templin	100.0	1	−6.4	−2.1
135	Sarah-Monceau S.A.S.	Paris	100.0	40, 47	FRF −4.1 m	FRF 3.4 m[3)
136	Svea Property (Nederland) VI B.V.	Amsterdam	99.8	40	−0.7	−0.4
137	TAUTON Beteiligungsgesellschaft mbH	Wiesbaden	90.0	56	0.0	0.0
138	Tower Plaza Limited	London	100.0	47, 40	0.0	0.0
139	Verwaltung DePfa Euro-Immobilienfonds 1 GmbH	Hamburg	100.0	18	0.0	0.0
III. Associates						
III.1 Associated valued "at equity"						
140	Bürozentrum Parkstadt München-Schwabing KG	Munich	33.3	18	N.D.	N.D.
141	Deutsche Bau- und Grundstücks-Aktiengesellschaft	Berlin	50.0	18	19.4	4.0
142	Friedrich-Ebert-Allee Bonn GbR	Bochum	22.5	31	202.0	15.2[3)
143	Westhafen-Gelände Frankfurt am Main GbR	Frankfurt	25.0	31	7.8	0.2
III.2 Associates						
144	Abfko Beteiligungsgesellschaft mbH	Frankfurt	38.0	1, 18	0.1	0.0
145	BGB-Gesellschaft Wohnpark Stralau VI	Berlin	42.4	27	−0.1	−0.1[3)
146	Deutsche Interhotel Holding GmbH & Co KG	Berlin	36.9	4, 56	276.0	11.9[3)
147	Deutsche Interhotel Verwaltungs GmbH	Berlin	36.8	4, 56	0.1	0.0[3)

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in DM million	Results in DM million
148	B & P/DSF Windpark GbR	Frankfurt	50.0	48	EUR 0.0 m	EUR 1.9 m
149	EUROPA-Forum II Gesellschaft für Immobilienentwicklung mbH	Grünwald	33.3	84	0.8	−1.3[3]
150	Immobilien Scout GmbH	Berlin	28.4	84	−6.4	−33.5
151	RusBauTec	Moscow	50.0	13	RUR 0.0 m	RUR −0.1 m[3]
152	RusKomBauConsult GmbH	Moscow	50.0	36	RUR −10.8 m	RUR −5.9 m[3]
153	SCI rue de Genéve	Bobigny	50.0	125	FRF 0.0 m	FRF 0.0 m[3]
154	SEMU Beteiligungsgesellschaft mbH	Frankfurt	33.0	4	7.8	0.9[3]
155	Westhafen Haus GmbH & Co. Projektentwicklungs KG	Frankfurt	25.0	31	N.D.	N.D.
156	Windpark Ahlerstedt Verwaltungsgesellschaft mbH	Frankfurt	20.0	48	EUR 0.0 m	EUR 0.0 m
157	Windpark Borsum Verwaltungsgesellschaft mbH	Frankfurt	20.0	48	EUR 0.0 m	EUR 0.0 m

1) Affiliated company in accordance with § 290 para. 2 no. 1 German Commercial Code
2) Peliminary results for 2000
3) 1999 results
4) 1998 results
5) Profit transfer agreement
6) Loss-sharing agreement
7) Result under US GAAP
N.D. – No details

Management Report of DePfa Deutsche Pfandbriefbank AG for the Financial Year 2000

For DePfa Group the strategic repositioning and the task of addressing all the outstanding problem areas in preparation for this were the overriding themes in 2000. As a result, Group net income for the year after deduction of minority interests fell by 44.0% to € 155 m. Earnings per share fell proportionately, from € 7.68 to € 4.31. The main developments and special factors in individual items in the P&L account and balance sheet are discussed below. Further information and details can be found in the Notes.

Profit and Loss Account

Difficult capital market conditions in 2000 resulted in a decrease in total net interest income to € 574 m (– 18.9%). Treasury earnings made a significantly smaller contribution of € 22 m to the overall results, against € 118 m in the previous year. Net commission income rose by 3.2% to € 128 m.

Although the net trading result reported in the profit and loss account fell from € 54 m in the previous year to € 8 m, this was due to factors which in economic terms are to be valued very differently. On the one hand, this item includes the net trading result of DePfa Investment Bank Ltd whose trading activities are genuinely geared to making profits. At € 25 m, this result is up slightly on the previous year's good result. On the other hand, the item also includes interest rate derivatives treated under US GAAP as part of the trading portfolio. However, the majority of these transactions are for hedging purposes that are not aimed at generating trading profits and therefore do not constitute trading transactions from a strict economic standpoint. These items produced valuation losses of € 25 m in 2000 after valuation gains of € 26 m in 1999. This swing of € 51 m is of less significance if one considers that in economic terms the positions are generally held until maturity and valuation gains and losses tend to even themselves out over the full term. The same transactions have also produced interest accruals which contribute + € 8 m to the trading result reported in the profit and loss account.

Total revenues stood at € 710 m, down by 19.9% or € 176 m on the previous year.

Administrative expenditure increased by 27.1% to € 380 m. Approximately one third of this increase was due to the first-time consolidation of subsidiaries. At 35.0%, the rise in staff costs to € 216 m was particularly marked, the main factors here being the extended scope of consolidation, provisions for DePfa's Long Term Incentive Plan and, to a limited extent, staff recruitment. The increase in other administrative expenses (up 20.2% to € 131 m) relates mainly to the extended scope of consolidation, costs for certain advisory services and the reclassification of items previously reported under other operating expenditure at DePfa IT Services. Combined with lower income, the rise in administrative expenditure resulted in a higher cost/income ratio, which was up from 33.7% in 1999 to 53.5% in 2000. We anticipate that the cost/income ratio will return to a normal level in 2001.

The balance of other operating income and expenditure amounted to € 1 m (1999: – € 16 m). Items relating to measures taken to address outstanding problems in the German property business are reported under other expenditure as well as under provisions. A strategic repositioning of the new property bank can only succeed once outstanding problems from the past have been properly addressed. DePfa is planning an exit strategy for its own property holdings (bank buildings, joint ventures and repossessed properties) that required a revaluation of these properties. Write-downs amounting to € 91 m were therefore necessary in 2000 and have been charged to other expenditure. This position also contains a charge for restructuring amounting to € 18 m that largely relates to future costs for advisory services and to the reshuffling of companies within the Group necessary for the split into two independent groups. Positive earnings within other income came from the sale of securities, rental income and the consolidation of special investment funds.

Financing volume – Group


€m
160
140
120
100
80
60
40
20
0
81.0
95.9
109.8
134.4
137.5
1996
1997
1998
1999
2000
Other loans
Commercial property finance
Residential property finance
Public sector finance
© DePfa Group

Overall, the operating profit before risk provisions fell by 42.0% to € 331 m.

The significant rise in provisions of 148.4% to € 154 m relates to the reassessment of risk in the lending portfolio carried out in connection with the strategic restructuring of DePfa Group and to specific problems in the lending portfolio at a German branch. In the international property business, DePfa has not posted any loan defaults or non-performing loans to date, and no specific provisions have been necessary in this unit.

Provision for loan losses

	2000 € m	1999 € m
Additions to specific charges/provisions	210	138
Release of specific charges/provisions	46	47
Additions to general provisions	0	2
Release of general provisions	8	24
Income from loans already written off	2	7
Provision for loan losses	**154**	**62**

Additions to specific charges and provisions totalled € 210 m, a rise of 52.2% on the previous year. At € 46 m, releases of specific charges and provisions were marginally below the 1999 level. The balance of general provisions resulted in a small net release of € 8 m, while recoveries on loans written off amounted to € 2 m.

Pre-tax profit after loan loss provisions was down 65.2% to € 177 m. The positive tax position of € 10 m was due to the high proportion of foreign earnings subject to more favourable taxation and to write-backs of deferred taxes set aside in Germany in the previous year following the lowering of the tax rate bands. Taxes on operating earnings stood at € 19 m against income from write-backs of deferred taxes of € 29 m.

After minorities of € 32 m (up from € 13 m in the previous year), net income for the year was € 155 m, on a par with 1998, but 44.0% below the record result of 1999. A proposal to pay an unchanged dividend of € 1 per share will be put to the Annual General Meeting.

Segment reporting

Segment reporting breaks down the p&l items, outlined above, according to operating units. Profitability in the public sector finance business has been running at a high level for many years. With an RoE of 21.9% after tax 2000 was generally satisfactory. Difficult capital market conditions led to a decline in net interest income, down from € 317 m to € 221 m. We have been very prudent in our asset/liability management and have therefore largely resisted boosting the Treasury result with additional earnings. Treasury earnings on a Group-wide basis were down from € 118 m in 1999 to € 22 m in 2000. Here it should be stressed that these earnings derive from operations conducted on a Group-wide scale rather than according to individual business units or legal entities. We have allocated significantly more equity to the public sector finance business with average equity rising by 19.8% to € 770 m in preparation for the split of the two businesses.

Segment reporting by operating units	Public Sector financing		Property bank[1)2)]	Property business Total		IT and corporate consultancy		Consolidations/ reconciliation others		DePfa Group	
	2000	1999	2000	2000	1999	2000	1999	2000	1999	2000	1999
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Total net interest income	221	317	399	336	394			17	−3	574	708
Net commission income	6	4	35	35	32	108	102	−21	−14	128	124
Trading result	38	26	−30	−30	28					8	54
Administrative expenditure	73	50	210	210	178	104	73	−7	−2	380	299
Balance of other income and expenditure	5	−31	41	−15	12	5	−8	6	11	1	−16
Provision for loan losses	−1		155	155	62					154	62
Income before income taxes	**198**	**266**	**80**	**−39**	**226**	**9**	**21**	**9**	**−4**	**177**	**509**
of which income from treasury activities	1	39	21	21	79					22	118
of which income from payment transactions						15	15			15	15
Income taxes	30	92		−44	116	8	12	−4	−1	−10	219
Profit attributable to minority interests								32	13	32	13
Group net income	**168**	**174**		**5**	**110**	**1**	**9**	**−19**	**−16**	**155**	**277**
Allocated equity	770	643	1,005	1,053	1,043	51	51	50	55	1,924	1,792
Cost/income ratio	27.6%	14.3%	52.0%	61.6%	39.2%	96.8%	71.6%			53.5%	33.7%
RoE before tax	25.7%	41.3%	8.0%	-3.7%	21.7%	17.0%	42.1%			9.2%	28.4%
RoE after tax	21.9%	26.9%		0.5%	10.6%	1.8%	17.7%			8.1%	15.4%

1) Total property business excluding the asset pool, i.e. excluding the property holdings to be hived off, but including all specific loan loss provisions.

2) As a result of the special factors in the tax account for 2000, no amount of the tax charge is allocated to the property bank.

The adjustments for outstanding problems mentioned above have led to a decrease in the results of the property business, with net income for the year at € 5 m. The left hand column in the table shows the

results of the property bank, net of the property holdings which are to be hived off. It can be seen that the disposal of these holdings will lead to a marked improvement in earnings. This measure will also free up equity, thereby improving the return on equity for the property division. In the IT services segment heavy investments caused the pre-tax result to fall from € 21 m to € 9 m.

Financing

Total DePfa Group financing volume in 2000 was up by € 3.1 bn to € 137.5 bn. Continuing the trend of previous years, and in line with our international orientation, non-German lending was the driving force behind this growth. International public sector financing rose by 12.3% to € 64.5 bn, while public sector financing in Germany declined by € 2.1 bn to € 47.8 bn. Total public sector financing rose by 4.6% to € 112.4 bn, and with a share of 81.7% makes up the overwhelming majority of total DePfa Group financing. 79.7% of our public sector financing carries a risk weighting of 0%, while 19.0% carries a risk weighting of 20.0%. The high proportion of virtually risk-free assets combined with a broad regional diversification reflect an excellent risk structure. Within Europe, the breakdown of our exposure largely reflects the total public debt of the individual countries. Outside Europe, we have increased our financing volume in Japan significantly to € 10.0 bn (+23.7%) as well as in Canada, where the volume has risen to € 1.8 bn (+97.9%).

Financing Volume

	2000		Changes on previous year	
	€ m	%	€ m	%
Public sector financine	**112,373**	**100.0%**	**4,975**	**4.6%**
of which Germany	47,843	42.6%	−2,105	−4.2%
of which international	64,530	57.4%	7,080	12.3%
of which 0% weighting	89,605	79.7%	2,143	2.5%
of which 20% weighting	21,335	19.0%	2,282	12.0%
Property financing	**23,096**	**100.0%**	**1,243**	**5.7%**
of which Germany	15,223	65.9%	−238	−1.5%
of which international	7,873	34.1%	1,481	23.2%
of which residential	11,611	50.3%	−237	−2.0%
of which commercial	11,485	49.7%	1,480	14.8%
Other loans	**2,080**		**−3,081**	**−59.7%**
Financing volume	**137,549**	**100.0%**	**3,137**	**2.3%**
of which Germany	64,619	47.0%	−3,649	−5.3%
of which international	72,930	53.0%	6,786	10.3%
of which public sector financing	112,373	81.7%	4,975	4.6%
of which property financing	23,096	16.8%	1,243	5.7%
of which other loans	2,080	1.5%	−3,081	−59.7%

New Commitments

	2000 € m	2000 %	Changes on previous year € m	Changes on previous year %
Public sector financing	**22,934**	**100.0%**	**−10,837**	**−32.1%**
of which Germany	8,085	35.3%	−2,838	−26.0%
of which international	14,849	64.7%	−7,999	−35.0%
of which 0% weighting	15,645	68.2%	−8,111	−34.1%
of which 20% weighting	7,289	31.8%	−2,495	−25.5%
Property financing	**6,942**	**100.0%**	**−703**	**−9.2%**
of which Germany	2,742	39.5%	−619	−18.4%
of which international	4,200	60.5%	−84	−2.0%
of which residential	2,349	33.8%	−679	−22.4%
of which commercial	4,593	66.2%	−24	−0.5%
Other loans	**967**		**242**	**33.4%**
Total new commitments	**30,843**	**100.0%**	**−11,298**	**−26.8%**
of which Germany	11,627	37.7%	−3,382	−22.5%
of which international	19,216	62.3%	−7,916	−29.2%
of which public sector financing	22,934	74.4%	−10,837	−32.1%
of which property financing	6,942	22.5%	−703	−9.2%
of which other loans	967	3.1%	242	33.4%

DePfa Group's property finance portfolio bears further testimony to the Group's broad international diversification. Non-German business accounts for € 7.9 bn, or 34.1%, of the portfolio, against 29.2% in the previous year. As at the year-end, the property finance volume totalled € 23.1 bn, a rise of 5.7%. While international financing increased by 23.2% to € 7.9 bn, German business volumes fell by 1.5%. It should be noted once more that no problems in the international property portfolio have arisen.

In the period under review, total Group assets increased by 7.9% to € 156.4 bn.

Funding

As at the year-end, DePfa Group securities outstanding totalled € 79.2 bn (−0.1%). With a volume of € 59.7 bn or 75.4% of the total the Pfandbrief, particularly the public sector Pfandbrief (€ 54.9 bn), was the Group's most important funding instrument. At € 35.6 bn, our Global and Jumbo Pfand-briefe, which represent the largest and most important funding source, are worthy of special mention. We have continued to expand our Global Pfandbrief programme and in 2000, Globals #3 and #6 were increased to € 5 bn each. These increases were very well received by the capital markets, as was the issue of our Global #7 (€ 3.5 bn), which was placed in February of this year.

In 2000, we raised funding of € 13.8 bn, equivalent to a decline of 28.5% and this reflects difficult capital market conditions. With its high standing in the capital markets and its extensive issuance business, DePfa ranks among the largest and most innovative issuing houses in Europe.

Primary sales of Jumbo and Global Pfand-briefe totalled € 6.9 bn for the year. DePfa issued traditional Pfandbriefe amounting to € 0.1 bn. In the short term funding segment our activities focused on the issue of medium term notes (€ 3.5 bn). Other debt securities (€ 2.8 bn) and borrowings (€ 0.5 bn) completed the funding mix.

Equity

DePfa Group's liable equity capital as defined by Article 10a of the German Banking Act (KWG) totals € 3.3 bn, of which € 2.0 bn consists of Tier I capital and € 1.3 bn supplementary capital. The solvency ratios under the German Banking Act are 7.0% for Tier I capital and 10.9% for total capital. With regard to the Bank for International Settlement ratios, the Tier 1 capital ratio stands at 6.1% and the total capital ratio at 9.8%.

Derivatives

The Group's parent company, DePfa Deutsche Pfandbriefbank AG, and DePfa-Bank Europe plc may only enter into derivative transactions to hedge against interest and foreign exchange risk. DePfa Bank AG and its subsidiary, DePfa Investment Bank Ltd, however, may trade in derivatives as well as use them for hedging purposes. In the DePfa Group as a whole, the volume of derivative transactions amounted to € 159.2 bn as at 31 December 2000.

Currency Tableau Eurobonds/MTNs

Currency	Nominal amount	Interest	Year of maturity
EUR	12 m	Structured Note	2005
CHF	150 m	2.49%	2001
ZAR	200 m	12%	2003
PLN	250 m	15.50%	2001
CZK	750 m	7%	2004
CZK	650 m	6.50%	2005
SKK	1 bn	9.25%	2003
EUR	15 m	CMS	2014
PLN	600 m	12%	2005
CHF	200 m	3.50%	2001
CHF	150 m	3.46%	2001
GBP	35 m	FRN	2001
PLN	100 m	18%	2001
AUD	30 m	FRN	2003
AUD	300 m	6.50%	2003
JPY	50 bn	1.25%	2005
PLN	100 m	17.50%	2001
GBP	300 m	FRN	2002
HKD	100 m	7.05%	2003
PLN	100 m	18%	2001

Risk report

Risk control is a core area of competence in the banking business and is therefore a crucial factor for success in this competitive field. Detailed comments on risk and risk management can be found in the Notes in this Annual Report.

Outlook

In the last few years the strategic positioning of DePfa Group, with its focus on clearly defined areas of expertise and on Europe as its domestic market, has proved very successful. This has given a sound basis for the Management Board and Supervisory Board of DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG to take key decisions regarding the future strategic course of the DePfa Group. By January 2002, the internal structure of DePfa Group will be divided into two independent companies. Subject to the consent of the extraordinary shareholders' meeting, the split of these two banks into two independent publicly listed banking groups will come into force in mid-2002. This will create a public sector finance bank with an Irish parent company, and an international property bank with DePfa Bank AG as its parent company.

The restructuring and split of DePfa Group are a logical step in our strategic specialisation. Although the split will not take effect until 2002, major preparations will be undertaken in the current year.

The public sector finance group will have an Irish parent company and DePfa-Bank Europe plc in Dublin, which is at present a subsidiary of DePfa Deutsche Pfandbriefbank AG, will have a decisive role to play. With a wide range of products, this new banking group will be positioned along the entire value chain of public sector financial services worldwide. This structure has an ambit that goes far beyond the traditional boundaries of the German Mortgage Bank Act. Thus though DePfa Deutsche Pfandbriefbank AG will still be a major force in the new group it will have the character of a specialist institution, operating as a subsidiary. To put this strategic course into effect, we intend to remove as far as possible much of the property financing off the books of DePfa Deutsche Pfandbriefbank AG. DePfa Deutsche Pfandbriefbank AG will continue to pursue and expand its current public sector finance activities, in particular the issuance of German Pfandbriefe.

DePfa Bank AG will, as the parent company of the property banking group, operate along the lines of a universal bank rather than of a mortgage bank. The participation in DePfa Investment Bank Ltd will be transferred to the public sector finance bank (DePfa-Bank Europe plc).

This bank will cater to the ever more sophisticated needs of clients that go far beyond traditional financing. Its activities will be centred on professional property clients and it will continue to focus on expanding its profitable international property finance business as a matter of priority. Syndication and securitisation will enable us to build up our customer relationships whilst also both reducing pressure on equity and increasing profits.

A wide ranging strategic review of our business activities in Germany was carried out. Our target client groups will be the housing sector, residential property developers and investors and developers in commercial property. Much greater importance will be attached to the creditworthiness and professionalism of clients and our product range will reflect the changing needs of clients. The organisational structure in Germany will be slimmed down and brought into line with the reorganisation.

In view of the one-off nature of the charges in the past financial year, we are confident that as a Group we will again achieve the excellent results of previous years. Our strategic repositioning will create substantial value for all our stakeholders – clients, shareholders and staff alike.

Funding mix 2000

Primary sale of securities in € m – Group



Jumbo Pfandbriefe 3,498
Traditional Pfandbriefe 56
MTN 3,526
Other bonds 2,788
Loans taken up 509
Global Pfandbriefe 3,432
© DePfa Group

(J) Auditors' Report for the US-GAAP Group Financial Statements as of 31 December 2000

We have audited the Group accounts of DePfa Deutsche Pfandbriefbank AG, Wiesbaden, comprising the balance sheet, profit and loss account, statement of changes in shareholders' equity, cash flow statement and notes to the accounts for the financial year from January 1 to December 31, 2000. The Management Board of the Bank is responsible for the content and preparation of the Group accounts. It is our task to assess, on the basis of the audit carried out by us, whether the Group accounts comply with the United States Generally Accepted Accounting Principles (US GAAP).

We have conducted our audit of the Group accounts in accordance with the German audit regulations and in compliance with the principles of proper auditing stipulated by the German Institute of Accountants (IDW) as well as in accordance with the International Standards on Auditing (ISA). In accordance with these principles, the audit must be planned and carried out in such a way that there is sufficient certainty that the Group accounts are free from material misstatements. The audit planning takes account of knowledge of the Group's business activity as well as its economic and legal environment as well as the anticipated margin of error. As part of the audit, the evidence provided for reported values and details in the Group accounts were verified on the basis of random checks. The audit includes an assessment of the annual accounts of the companies included in the Group accounts, the delineation of the scope of consolidation, the accounting principles used and the material estimates made by the Management Board as well as an assessment of the overall presentation of the Group accounts. We believe that our audit forms a sufficiently reliable basis for our opinion.

With due regard to US GAAP, in our opinion, the Group accounts give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and of the payment flows for the financial year.

There were no objections to be raised as a result of our audit, which also extended to the Group Directors' Report for the financial year from January 1 to December 31, 2000. In our opinion, the Group Directors' Report as a whole provides an accurate picture of the position of the Group and accurately conveys the risks inherent in future development. Furthermore, we confirm that the Group accounts and a Group Directors' Report for the financial year from January 1 to December 31, 2000 meet the requirements to exempt the Bank from drawing up Group accounts and a Group Directors' Report under German law. The verification of compliance of the Group accounts with the 7th EU Directive and the Bank Accounting Directive required for exemption from the obligation to draw up Group accounts in accordance with the provisions of the German Commercial Code was carried out on the basis of the interpretation of the Directive as per DRS 1 of the German Accounting Standards Committee.

Frankfurt/Main, April 18, 2001

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Rausch
Wirtschaftsprüfer

ppa. Hinz
Wirtschaftsprüfer

Auditors' Report for the US-GAAP Group Financial Statements as of 31 December 1999[1]

We have audited the attached consolidated balance sheet of DePfa Deutsche Pfandbriefbank AG, including its subsidiaries, at December 31, 1999 and associated consolidated profit and loss account, statement of changes in shareholders' equity, cash flow statement and notes to the accounts (Group accounts) for the financial year ended on this cut-off date. The Management Board of the Bank is responsible for the content and the preparation of the Group accounts in accordance with the United States Generally Accepted Accounting Principles. It is our task to assess, on the basis of the audit carried out by us, whether the Group accounts comply with the US Generally Accepted Accounting Principles.

We have conducted our audit in accordance with the German audit regulations and in compliance with the International Standards on Auditing (ISA). In accordance with these principles, the audit must be planned and carried out in such a way that there is sufficient certainty that the Group accounts are free from material misstatements. As part of the audit, the evidence provided for reported values and details in the Group accounts were verified on the basis of random checks. The audit includes an assessment of the accounting principles used and of the material estimates made by the Management Board, as well as an assessment of the overall presentation of the Group accounts. We believe that our audit forms a sufficiently reliable basis for our opinion.

With due regard to the US Generally Accepted Accounting Standards, in our opinion, the Group accounts at December 31, 1999 give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and of the cash flows for the past financial year.

There were no objections to be raised as a result of our audit, which also extended to the Group Directors' Report for the 1999 financial year. In our opinion, the Group Directors' Report as a whole provides an accurate picture of the position of the Group. We are of the opinion that the risks inherent in future developments are accurately portrayed in the Notes to the Group Accounts. Furthermore, we confirm that the Group accounts and Group Directors' Report for the financial year running from January 1 to December 31, 1999 meet the requirements to exempt the Bank from drawing up Group accounts and a Group Directors' Report under German law. The verification of compliance of the Group accounts with the 7th EC Directive required for exemption from the obligation to draw up Group accounts in accordance with the provisions of the German Commercial Code was carried out on the basis of the interpretation of the Directive as per DRS 1 of the German Accounting Standards Committee.

Frankfurt/Main, April 17, 2000

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Rausch
Auditor

ppa. Hinz
Auditor

(1) The presentation of the Auditors' Report is required pursuant to Sec. 30 para. 1 sent. 2 of the German Stock Exchange Listing Regulation; the annual report for the Financial Year 1999 itself, being referred to in the Auditors' Report, is not included herein.

Auditors' Report for the German GAAP Group Financial Statements as of 31 December 1998[1]

The accounting and annual financial statements for the Group, which we have audited in accordance with professional standards, comply with the (German) legal provisions. With due regard to the generally accepted accounting principles, the annual financial statements give a true and fair view of the Group's assets, liabilities, financial position and profit or loss. The Group financial overview is consistent with the annual financial statements of the Group.

Frankfurt/Main, May 3, 1999

C&L DEUTSCHE REVISION
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Rausch	ppa. Hinz
Auditor	Auditor

(1) The presentation of the Auditors' Report is required pursuant to Sec. 30 para. 1 sent. 2 of the German Stock Exchange Listing Regulation; the annual report for the Financial Year 1998 itself, being referred to in the Auditors' Report, is not included herein.

Unaudited Group balance sheet at 30 September 2001

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

Assets	30 September 2001 € m	31 December 2000 € m
Cash and balances with central banks	274	1,204
Public sector debt instruments and bills, which are admitted for refinance at central banks	–	203
Loans and advances to banks	15,636	12,584
Loans to customers	80,167	78,135
Debt securities and other non fixed interest securities	69,374	56,418
Shares and other non fixed interest securities	230	344
Participations	119	358
Intangible assets	51	50
Property and equipment	124	177
Other assets	2,103[2]	2,134
Accrued interest, prepayments and accrued income	5,477	4,839
Total assets	**173,555[2]**	**156,446**

Shareholders' equity and liabilities	30 September 2001 € m	31 December 2000 € m
Deposits by banks	48,722	44,489
Deposits by customers	16,018	13,287
Securitised liabilities	96,972	86,998
Other liabilities	1,818[2]	2,562
Accrued interest, accruals and deferred income	5,811	5,074
Provisions	271	306
Hybrid capital	1,510	1,435
Minority interest	319	305
Equity		
Subscribed capital	108	108
Capital reserve	416	416
Profit reserves	1,494	1,490
Other Comprehensive Income	– 118[2]	– 64
Group retained income	214	40[1]
Total liabilities	**173,555[2]**	**156,446**

Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	762	1,131
Irrevocable loan commitments	3,193	4,407

(1) after profit distribution

(2) Amended as against value published on 6 November 2001 in interim Group financial statements as at 30 September 2001.

The accompanying Notes are an integral part of the interim Group accounts.

Unaudited Group profit and loss account for the period 1 January – 30 September

2001 of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

	1 January – 30 September 2001 € m	1 January – 30 September 2000 € m
Interest receivable and similar income from		
lending business and money market transactions	3,985	4,057
fixed interest securities	2,507	1,654
Interest payable and similar expenditure	6,046	5,295
Net interest income	**446**	**416**
Income from non fixed income securities and equity interests	14	30
Commission income	151	131
Commission expenditure	54	49
Trading result	40	53
Other income	162	56
Other operating income	**313**	**221**
General administrative expenditure	245	220
Depreciation on intangible assets and property and equipment	27	29
Other expenditure	57	93
Operating results before provision for loan losses	**430**	**295**
Provision for loan losses	88	112
Income before income taxes	**342**	**183**
Income taxes	102	50
Income after income taxes	**240**	**133**
Attributable to minority interest	26	21
Group net income	**214**	**112**
Weighted average number of ordinary shares	36,000,000	36,000,000
Earnings per share (€)	**5.94**	**3.11**
Diluted earnings per share (€)	**5.94**	**3.11**

The accompanying Notes are an integral part of the interim Group accounts.

Unaudited Group cash flow statement

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

	1 January – 30 September 2001			1 January – 31 December 2000		
	Application of funds € m	Source of funds € m	Balance of funds inflow € m	Application of funds € m	Source of funds € m	Balance of funds inflow € m
Cash and cash equivalents at end of previous period			**1,407**			**1,042**
Cash Flow from operating activities	427	805	378	1,979	2,008	29
Cash Flow from investment activities	38,017	19,816	–18,201	37,643	28,069	–9,574
Cash Flow from financing activities	28,840	46,530	16,690	21,225	31,135	9,910
Cash and cash equivalents at end of period			**274**			**1,407**

The accompanying Notes are an integral part of the interim Group accounts.

Unaudited Group statement of changes in shareholders' equity

	Subscribed capital € m	Capital reserve € m	Profit reserves € m	Group retained income € m	Other comprehensive income: Unrealised gains/losses from market valuation of securities € m	Other comprehensive income: Accumulated effects of currency translation € m	Total € m
Balance at 1 January 2001	108	416	1,490	40	−79	15	1,990
Group net income				214			214
Other comprehensive income					−53	−1	−54[1]
Comprehensive income							**160[1]**
Dividends				−36			−36
Purchase of own shares							–
Transfer			4	−4			0
Balance at 30 September 2001	108	416	1,494	214	−132	14	2,114[1]

1) Amended as against value published on 6 November 2001 in interim Group financial statements as at 30 September 2001.

The accompanying Notes are an integral part of the interim Group accounts.

Unaudited Notes to the Group Interim Financial Statements

New accounting principles under US GAAP

SFAS 140, published in October 2000, regulates the reporting of the transfer and servicing of financial assets and the reporting of the transfer of financial liabilities and completely replaces SFAS 125, which was in force until that date. In principle, additional statements by the DePfa Group in the Notes on repo transactions and pledges of securities relate to the new rules of SFAS 140. First-time application of SFAS 140 is also prescribed in part for financial years which end after 15 December 2000.

In June 1998 the Financial Accounting Standards Board (FASB) issued SFAS 133 (Accounting for Derivative Instruments and Hedging Activities) on the reporting of derivative financial instruments and hedging activities, which was supplemented by SFAS 137 and 138. The statement requires that all derivative financial instruments be recorded and that the valuation is carried out at fair value. Depending on the use of the derivative and on compliance with the prerequisites for hedge accounting, gains and losses from changes in fair value of derivative financial instruments are recorded either under current earnings in the profit and loss account or under other comprehensive net income without affecting net income. The adoption of this statement is obligatory for financial years beginning after 15 June 2000.

In June 2001, the standards SFAS 141 (Business Combinations) and SFAS 142 (Goodwill and Other Intangible Assets) were issued.

SFAS 141 regulates the reporting of business combinations and replaces APB Opinion No. 16 (Business Combinations) as well as SFAS 38 (Accounting for Preacquisition Contingencies of Purchased Enterprises). In future, all business combinations within the scope of this standard shall be reported using the purchase method. The new standard shall be adopted for all business combinations after 30 June 2001.

SFAS 142 regulates the reporting of purchased goodwill and other intangible assets and replaces APB Opinion No. 17 (Intangible Assets). Whereas prevailing US GAAP accounting standards require scheduled amortization, the new standard fundamentally changes the treatment of goodwill. The new standard no longer requires scheduled amortization but records impairment of value discontinually on the basis of annual reviews of impairment. This impairment test is obligatory for financial years beginning after 15 December 2001 and also includes goodwill which had been capitalised earlier, provided that it has not previously been amortized. The new valuation regulations shall apply to goodwill and intangible assets purchased after 30 June 2001.

These standards have been applied in this Interim Report.

Notes to the Group balance sheet

(1) Loans and advances to banks

	30 September 2001 € m	31 December 2000 € m
Public sector loans	6,598	6,942
Other loans	9,042	5,649
Unamortised premiums and discounts	– 4	– 7
Total	**15,636**	**12,584**
of which repayable on demand	2,615	2,743

(2) Loans to customers

	30 September 2001 € m	31 December 2000 € m
Property loans	24,308	23,096
Public sector loans	54,717	54,241
Other loans	2,013	1,557
Unamortised premiums and discounts	– 67	– 26
Less provision for loan losses	– 804	– 733
Total	**80,167**	**78,135**

(3) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

	1 January – 30 September 2001 € m	1 January – 31 December 2000 € m
Balance at 1 January	733	603
Additions		
Provision for loan losses charged to profit and loss account	91	114
Decreases		
Utilisation of provisions	19	13
Provision released for income	1	0
Balance at 30 September	**804**	**704**

After offsetting amounts received on loans previously charged off amounting to € 2 million (€ 2 million), additions to and write backs from the provision for loan losses reported in the profit and loss account resulted to a charge to income for loan losses of € 88 million (€ 112 million).

(4) Securities

The DePfa Group has classified its securities in the following three categories:

	30 September 2001 € m	31 December 2000 € m
Held-to-Maturity	287	13,499
Available-for-Sale	69,113	43,202
Trading	204	61
Total	**69,604**	**56,762**

(5) Deposits by banks

	30 September 2001 € m	31 December 2000 € m
Deposits	19,167	21,687
Other liabilities	29,562	22,805
Unamortised premiums and discounts	−7	−3
Total	**48,722**	**44,489**
of which due on demand	4,674	1,923

(6) Deposits by customers

	30 September 2001 € m	31 December 2000 € m
Deposits	11,762	6,419
Savings deposits		
with agreed notice period of three months	4	4
with agreed notice period of more than three months	4	8
Other liabilities	4,251	6,860
Unamortised premiums and discounts	−3	−4
Total	**16,018**	**13,287**
of which due on demand	3,910	3,228

(7) Securitised liabilities

	30 September 2001 € m	31 December 2000 € m
Debt securities in issue		
Mortgage Pfandbriefe	4,321	4,848
(of which registered mortgage Pfandbriefe)	(2,087)	(2,113)
Public sector Pfandbriefe	55,022	54,926
(of which registered public sector Pfandbriefe)	(3,073)	(3,217)
Other bonds	17,829	19,428
Money market paper issued	20,098	8,122
Unamortised premiums and discounts	– 298	– 326
Total	**96,972**	**86,998**

Explanations to the Group profit and loss account

(8) Net interest income

	1 January – 30 September 2001 € m	1 January – 30 September 2000 € m
Interest income from property lending	1,024	1,085
Interest income from public sector lending	2,625	2,643
Interest income from other lending and money market transactions	336	329
Interest income from fixed income securities	2,507	1,654
Interest expenditure for		
Pfandbriefe	2,361	2,486
Other bonds	564	393
Loans taken up	409	519
Hybrid capital	82	87
Other banking transactions	2,630	1,810
Total	**446**	**416**

Total net interest income, including interest attributable to derivatives, amounted to € 452 m (in the first nine months 2000: € 467 m).

(9) Net commission income

	1 January – 30 September 2001 € m	1 January – 30 September 2000 € m
Commission income from bank business	36	41
Commission expenditure from bank business	15	18
Commission income from IT services	109	90
Commission expenditure from IT services	38	31
Other commission income	6	–
Other commission expenditure	1	–
Total	**97**	**82**

(10) Trading result

	1 January – 30 September 2001 € m	1 January – 30 September 2000 € m
Trading result DePfa Investment Bank	18	31
Valuation of derivatives	18	–29
Non-recurring effect from first-time application of SFAS 133	–2	–
Interest	6	51
Total	**40**	**53**

(11) Balance of other income and expenditure

The net balance comprises in particular € 32 m in income realised on the sale of our holding in Deutsche Börse AG. Other contributing factors were income on available-for-sale securities and rental income as well as expenditure for properties.

(12) General administrative expenditure

	1 January – 30 September 2001 € m	1 January – 30 September 2000 € m
Staff costs		
Wages and salaries	122	112
Social security costs	29	27
(of which for pensions)	(11)	(10)
Other administrative expenditure	94	81
Total	**245**	**220**

The following table presents nominal amounts for standardised derivatives and OTC derivatives as at 30 September 2001:

	Nominal amount Residual maturity			
	< = 1 year € m	1–5 years € m	> 5 years € m	Total € m
Interest rate and currency swaps	45,877	66,198	62,931	175,006
Interest rate futures and forward rate agreements	610	–	87	697
Interest rate options purchased	417	2,526	1,110	4,053
Interest rate options written	600	–	15	615
Other interest rate contracts	3,485	3,056	3,120	9,661
Foreign exchange forward contracts	11	–	–	11
Total	**51,000**	**71,780**	**67,263**	**190,043**

The fair value of the derivatives in the trading portfolio totalled € –76 m as at 30 September 2001 (31 December 2000: € 63 m).

Segment reporting

(13) Segment reporting by operating unit

	Public Sector financing		Property business								
			Property bank	Property bank plus Asset Pool[1]		IT and corporate consultancy		Consolidations/ reconciliation/ others		DePfa Group	
	30.9.01	30.9.00	30.9.01	30.9.01	30.9.00	30.9.01	30.9.00	30.9.01	30.9.00	30.9.01	30.9.00
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Total net interest income	267	195	219	177	238	–1	0	17	13	460	446
Net commission income	3	4	24	24	19	94	75	–24	–16	97	82
Trading result	–46	31	70	70	51			16	–29	40	53
of which: trading result DePfa Investment Bank	*18*	*31*								*18*	*31*
of which: valuation derivatives/ SFAS 133								*16*	*–29*	*16*	*–29*
of which: interest	*–64*		*70*	*70*	*51*					*6*	*51*
Administrative expenditure	40	50	150	150	139	86	65	–4	–5	272	249
Other income and expenditure	37	–6	22	33	–30	3	1	32	–2	105	–37
Provisions for loan losses	0	2	88	88	110	0		0		88	112
Annual net profit before tax	221	172	97	66	29	10	11	45	–29	342	183
of which: income from treasury activities	*25*	*11*	*–12*	*–12*	*44*					*13*	*55*
of which: income from payment transactions						*17*	*12*			*17*	*12*
Allocated equity	858	734	1,002	1,047	1,006	51	51	65[2]	141	2,021[2]	1,932
Cost/income ratio	17.9%	21.7%	47.6%	55.1%	44.9%	93.1%	86.1%			45.6%	42.9%
RoE before taxes	34.3%	31.2%	13.0%	8.4%	4.0%	25.4%	29.5%			22.6%[2]	12.6%

(1) Property bank plus the property holdings to be separated out

(2) Amended as against value published on 6 November 2001 in interim Group financial statements as at 30 September 2001.

Other details

(14) New commitments

	1 January – 30 September 2001 € m	1 January – 30 September 2000 € m
Public sector finance	25,075	17,600
of which Germany	8,851	7,175
of which international	16,224	10,425
Property finance	4,860	4,905
residential property Germany	1,360	1,542
commercial property Germany	699	450
total Germany	2,059	1,992
residential property international	237	241
commercial property international	2,564	2,672
total international	2,801	2,913
Other loans	790	355
Total	**30,725**	**22,860**

(15) Primary sale of debentures including loans taken up

	1 January – 30 September 2001 € m	1 January – 30 September 2000 € m
Public sector Pfandbriefe	4,918	5,718
Mortgage Pfandbriefe	–	8
Other debentures	3,820	5,001
Loans taken up	126	339
Total	**8,864**	**11,066**

(16) Employees (average)

	1 January – 30 September 2001 € m	1 January – 30 September 2000 € m
Total	**2,799**	**2,476**
of which part time employees	217	183

(17) Equity ratios

	30 September 2001 BIS rules (%)	31 December 2000 BIS rules (%)
Core capital ratio	5.9	6.1
Total capital ratio	9.5	9.8
German Banking Act (%)		
Core capital ratio	6.7	7.0
Total capital ratio	10.7	10.9

(18) Provisions [1]

With respect to the tax assessment of the income of a foreign permanent establishment of DePfa Bank A.G. additional tax payments may have to be made the amount of which currently cannot be determined reliably.

(1) Amended as against interim Group financial statements as at 30 September 2001, published on 6 November 2001.

Depfa Holding Public Limited Company

Financial Statements
Period ended 31 December 2001

Directors and other information

Board of Directors

Gerhard Bruckermann
Dermot Cahillane
Karl-Heinz Glauner

Secretary and Registered Office

Nicholas Pheifer
International House
3 Harbourmaster Place
IFSC
Dublin 1

Auditors

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Wilton Place
Dublin 2

Solicitors

McCann FitzGerald
2 Harbourmaster Place
IFSC
Dublin 1

Bankers

AIB Bank plc
Westmoreland Street
Dublin 1

Directors' Report

The directors present herewith the audited financial statements for the period from incorporation on 9 October 2001 to 31 December 2001.

Review of business and future developments

The company did not trade throughout the period. The directors envisage that the company will become the parent bank of the new DePfa Public Sector Bank in 2002.

The directors do not recommend payment of a dividend.

Directors

The directors of the company at 31 December 2001 were:

Gerhard Bruckermann
Dermot Cahillane
Karl-Heinz Glauner

None of the Directors have any interest in the shares of the company or any related company.

Statement of directors' responsibilities

Irish company law requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing the financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with the Irish Companies Acts, 1963 to 2001. The measures taken by the directors to secure compliance with the company's obligation to keep proper books of account include the use of appropriate systems and procedures. The books of account are kept at International House, 3 Harbourmaster Place, IFSC, Dublin 1. The directors are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

A resolution to re-appoint the auditors, PricewaterhouseCoopers, will be proposed at the annual general meeting.

On behalf of the board

Dermot Cahillane
Karl-Heinz Glauner
Directors

2 January 2002

Independent Auditors' Report:
To the shareholders of DePfa Holding Public Limited Company

We have audited the financial statements on pages F-107 to F-109.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Directors' Report and, as described on page F-104, for preparing the financial statements in accordance with Accounting Standards generally accepted in Ireland. Our responsibilities, as independent auditors, are established in Ireland by statute, the Auditing Practices Board and our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2001. We state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit and whether the financial statements are in agreement with the books of account. We also report to you our opinion as to:

- whether the company has kept proper books of account;
- whether the directors' report is consistent with the financial statements; and
- whether at the balance sheet date there existed a financial situation which may require the company to convene an extraordinary general meeting; such a financial situation may exist if the net assets of the company, as stated in the company balance sheet, are not more than half of its called-up share capital.

We also report to you if, in our opinion, information specified by law regarding directors' remuneration and transactions is not disclosed.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2001 and of its loss and cash flows for the period then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2001.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The financial statements are in agreement with the books of account.

In our opinion the information given in the directors' report on page F-104 is consistent with the financial statements.

The net assets of the company, as stated in the balance sheet on page F-108 are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2001 a financial situation which under Section 40(1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.

PricewaterhouseCoopers
Chartered Accountant and Registered Auditors
Dublin

2 January 2002

Profit and loss account

31 December 2001

	Notes	Period ended 31 December 2001 €
Interest income		–
Interest expenses		–
Net interest expense		**–**
Operating expenses		5,000
Operating (loss) on ordinary activities before tax	2	**(5,000)**
Taxation credit on loss on ordinary activities	3	800
(Loss) on ordinary activities after tax		**(4,200)**

Statement of movement in profit and loss account

Period ended 31 December 2001

	Notes	Period ended 31 December 2001 €
(Loss) for the period absorbed		(4,200)
Retained at 31 December 2001		**(4,200)**

The company has no recognised gains and losses other than those included in the results above, and therefore no separate statement of total recognised gains and losses has been presented. All of the above results are in respect of continuing operations.

There is no difference between the loss on ordinary activities before taxation and the retained loss stated above, and their historical cost equivalents.

On behalf of the board

Dermot Cahillane
Karl-Heinz Glauner
Directors

2 January 2002

Balance Sheet

31 December 2001

	Notes	2001 €
Current assets		
Cash at bank	3	39,996
Deferred taxation		800
		40,796
Current liabilities		
Accruals		(4,994)
Net current assets		**35,802**
Capital and reserves		
Called up share capital	4	40,002
Profit and loss account		(4,200)
Total shareholders' funds – equity interests	5	**35,802**

On behalf of the board

Dermot Cahillane
Karl-Heinz Glauner
Directors

2 January 2002

Cash flow statement

Period ended 31 December 2001

	Notes	2001 €
Net cash (outflow)/inflow from operating activities		
Operating loss		(5,000)
Increase in creditors		4,994
		(6)
Net cash (outflow) before financing activities		**(6)**
Financing		
Receipts from share issuance		40,002
Increase in cash for the period		**39,996**
Represented by cash at bank		**39,996**

On behalf of the board

Dermot Cahillane
Karl-Heinz Glauner
Directors

2 January 2002

Notes to the financial statements

These financial statements have been prepared under the historical cost convention. A summary of the more important accounting policies is set out below.

1 Accounting policies

Basis of preparation

The financial statements have been prepared in accordance with accounting standards generally accepted in Ireland and Irish statute comprising the Companies Acts, 1963 to 2001. Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in Ireland and issued by the Accounting Standards Board.

Foreign currencies

Monetary assets and liabilities in foreign currencies have been translated at the exchange rates in effect at the balance sheet date. Transactions denominated in other currencies are recorded at the exchange rates ruling at the dates of the transactions. All exchange differences are dealt within arriving at the profit before taxation.

Taxation

Corporation tax is calculated on the results of the period. Provision is made, on the liability basis, for the effects arising from all timing differences.

2 Operating loss on ordinary activities before tax

	Period ended 31 December 2001 €
Loss on ordinary activities before tax is stated after:	
Audit fee	500
Directors emoluments	–

3 Taxation on loss on ordinary activities

	Period ended 31 December 2001 €
Deferred tax credit	800

The deferred tax credit arises due to tax loses carried forward.

4 Called up share capital

	2001 €
Authorised:	
43,333,334 ordinary shares of EUR 3 each	130,000,002
Issued:	
Allotted, called up and fully paid 13,334 ordinary shares of EUR 3 each	40,002

5 Reconciliation of movements in equity shareholders' funds

	Period ended 31 December 2001 €
Share capital issued during the period	40,002
Loss for period	(4,200)
Shareholders' funds at 31 December 2001	35,802

6 Ultimate parent company

The majority shareholder of the company as at 31 December 2001 was Clearstream Banking AG, a company registered in Germany.

7 Reporting currency

The currency used in these financial statements is the Euro which is denoted by the symbol EUR.

8 Approval of financial statements

The financial statements were approved by the board of directors on 2 January 2002.

Recent Developments and Outlook

With a Group net income of € 214 million after taxes (plus 91% compared to the first nine months of the business year 2000) and a return on equity of 14.1% the DePfa Group has achieved a very good result for the first nine months of 2001. The income after income taxes and before attribution to minority interest amounted to € 240 million (plus 80%). On the basis of these results the DePfa Group is within its predictions, mentioning an income after income taxes and before attribution to minority interest for the whole business year 2001 of € 280 million. The recent development of expenditures reflects an increase as planned by the DePfa Group.

The strategic positioning of DePfa Group focusing on clearly defined competences and a consistent orientation towards Europe as the Group's home market resulted in successful corporate development during the year 2001. The realignment and split of DePfa Group are the logical consequence of its strategic emphasis on specialisation. After the split, both banks will consistently exploit this new potential and focus their individual strategies on the sustained creation of value. The primary goal is for both banks to generate a return on capital invested in 2002 that significantly exceeds the cost of capital. Referring to the Group, the positive development of profits shall be continued and a further increase of operating results shall be achieved.

The Public Finance Bank enjoys an excellent position in an attractive market and will be able to continue enhancing its position in the capital markets following the split. The Property Bank will be far more flexible in the conduct of its business after the split, as it will no longer be affected by the high refinancing requirements of the Public Finance Activities. The new Property Bank will expand its leading international position, focusing on the areas of Asset Management, Consulting/Services and Property Lending/Structured Finance. Syndication and securitisation of property finance will be vital elements of its future strategy.

Dublin, Ireland, 15 January 2002 DePfa Holding plc

02 AUG -1 AM 11:5 C9

AD HOC NOTIFICATIONS

Pursuant to Securities Trading Act

15.05.2002

0515-Q1 englisch

Announcement in accordance with § 15 WpHG (Ad hoc-statement)

Dublin and Wiesbaden, 15.05.2002 - DEPFA BANK plc / Aareal Bank AG

DEPFA BANK and Aareal Bank with good first quarter 2002 earnings

- Last quarterly statement as a single entity -

In its final quarterly financial statement DePfa Group reported a 1.3% increase in net income to 76 EUR m. After stripping out the one-off gain in the sale of its participation in Deutsche Börse (19 EUR m after tax) in the first quarter 2001 the increase amounted to 35.7%.

In public finance (DEPFA BANK plc) income before tax improved by 31.4% year-on-year to 92 EUR m. In the property business (Aareal Bank AG) income before tax amounted to 41 EUR m (vs. 31 EUR m in Q1 2001).

For the complete press release, visit www.depfa.com

Group figures according to US GAAP	1.1. - 31.3.2002 Mio EUR	1.1. - 31.3.2001 Mio EUR	Change %
Total net interest income	174	163	+ 6.7
Net commission incom	31	34	- 8.8
Trading result	- 10	- 2	
Total revenues	195	195	+/- 0
Administrative expenditure	104	88	+ 18.2
Other income and expenditure	62	47	+ 31.9
Operating result before provisions	153	154	- 0.6
Provision for loan losses	25	18	+ 38.9
Net income before income taxes	128	134	- 4.5
Group net income	76	75	+ 1.3

04.04.2002

Announcement in accordance with § 15 WpHG (Ad hoc-statement)

DEPFA Holding plc

DEPFA Group preliminary results for 2001 financial year
Net income before minorities up 72% to € 322 m

DEPFA Group reported strong earnings in its last full financial year before the split into two new banking groups this summer. Net profit before minorities increased by 72.2% to EUR 322 million, ahead of company forecasts of EUR 280 million. Group net income after taxes and minorities totalled EUR 291 million, up by nearly 90% on 2000. DEPFA proposes to pay an increased dividend of EUR 1.10 per share for the year 2001 (2000:EUR 1.00).

The key financial data as of 31.12.2001 are presented below.

For the complete press and investor release, visit www.depfa.com

Group figures according to US GAAP	1.1. - 31.12.2001 EUR m	1.1. - 30.12.2000 EUR m	Change %
Total net interest income	635	574	+ 10.6
Net commission income	129	128	0.8
Trading result	92	8	+ 1,050.0
Total revenues	856	710	+ 20.6
Administrative expenditure	437	380	+ 15.0
Other income and expenditure	115	1	
Operating result before provisions	534	331	+ 61.3
Provision for loan losses	116	154	- 24.7
Net income before income taxes	418	177	+ 136.2
Group net income	291	155	+ 87.7

20.02.2002

Announcement in accordance with § 15 WpHG (Ad hoc-statement)

Ad-hoc statement of DePfa Deutsche Pfandbriefbank AG

Wiesbaden, 20 February 2002.
The exchange offer by DePfa Holding plc to shareholders of DePfa Deutsche Pfandbriefbank AG was accepted today based on the fact that the minimum exchange quota of 90% was reached. This quota is based on the number of tendered shares reported with Clearstream Banking AG under the securities identification code 804702 for the exchange. The acceptance period expires on 20.02.2002 at 12:00 noon CET. Based on a current assessment of the situation, DePfa Holding plc and the Management Board of DePfa Deutsche Pfandbriefbank AG deem it improbable that the number of shares tendered for the exchange will fall below this 90% mark even after allowing for any decisions by shareholders to revoke their participation, a recourse that is currently legally available to them. The share exchange takes effect as long as a minimum exchange quota of 90% has been achieved.

06.11.2001

Announcement in accordance with § 15 WpHG (Ad hoc-statement)

DePfa Deutsche Pfandbriefbank AG

DePfa Group: net income up by 91% to EUR 214 m

DePfa Group reported very healthy 9-month earnings in spite of a difficult macroeconomic environment with Group net income totalling EUR 214 m after taxes (+91% year-on-year) which equates to an after tax return on equity of 14%. Income after taxes and before minorities for the first nine months of 2001 was EUR 240 million, up 80%. Earnings continue therefore to be within the range of DePfa's profit forecast of approximately EUR 280 million for 2001 as a whole. This profit forecast takes into account estimates for risk provisions that will amount to a maximum of EUR 120 million for 2001 as a whole.

The key financial data as per 30.09.2001 are presented below.

For the full interim report and the complete press release, visit www.depfa.com

Group figures according to US GAAP	**1.1. – 30.9.2001 EUR m**	**1.1. – 30.9.2000 EUR m**	**Change %**
Total net interest income	460	446	+ 3.1
Net commission income	97	82	+ 18,3
Trading result	40	53	- 24.5
Total revenues	**597**	**581**	**+ 2.8**
Administrative expenditure	**272**	**249**	**+ 9.2**
Other income and expenditure	105	- 37	
Operating result before provisions	**430**	**295**	**+ 45.8**
Provision for loan losses	88	112	- 21.4
Net income before income taxes	**342**	**183**	**+ 86.9**
Group net income	**214**	**112**	**+ 91.1**

09.10.2001

Announcement in accordance with § 15 WpHG (Ad hoc-statement)

DePfa Deutsche Pfandbriefbank AG

DePfa Deutsche Pfandbriefbank AG plans share buy-back

Wiesbaden, 09.10.2001.- DePfa Deutsche Pfandbriefbank AG
Rumours circulating in the market claiming that DePfa Deutsche Pfandbriefbank will issue a profit warning at its extraordinary General Meeting next Monday 15 October 2001 are not correct. The bank considers there is no cause to make such a profit warning.

The Management Board sees the share price development of the last few days as unjustified and intends, on the basis of resolutions of the Annual General Meeting of 20 June 2001, to buy back own shares in the next few days.

08.08.2001

Announcement in accordance with § 15 WpHG (Ad hoc-statement)

DePfa Deutsche Pfandbriefbank AG

DePfa Group: net income up by 36% in first half
- Positive earnings trend continues -

DePfa Group has had a good first half 2001 with net income totalling € 155 million confirming that it is on course to achieve its projection of approximately € 280 million, after taxes and before minority interests, for the year as a whole.

The key financial data as per 30.06.2001 are presented below.

For the full interim report and the complete press release, visit www.depfa.com

Group figures according to US GAAP	**1.1. – 30.6.2001 EUR m**	**1.1. – 30.6.2000 EUR m**	**Change %**
Total net interest income	292	318	- 8.2
Total net interest income, including interest attributable to derivatives	305	352	- 13.4
Net commission income	64	60	+ 6.7
Trading result	28	23	+ 21.7
of which: - trading result DePfa Investment Bank	14	17	
- valuation of derivatives / FAS 133	1	- 28	
- interest	13	34	
Total revenues	**384**	**401**	**- 4.2**
Administrative expenditure	**183**	**173**	**+ 5.8**
Other income and expenditure	85	13	
Operating result before provisions	**286**	**241**	**+ 18.7**
Provision for loan losses	37	45	- 17.8
Net income before income taxes	**249**	**196**	**+ 27.0**
Income taxes	75	69	+ 8.7
Profit attributable to minority interests	19	13	+ 46.2
Group net income	**155**	**114**	**+ 36.0**

16.05.01

0516 Ad hoc - engl

DePfa Group: good first quarter and in line with 2001 forecast

Overall, DePfa Group can look back on a successful first quarter 2001, with net income after taxes rising by 13.6 % to EUR 75 million. Furthermore, the 3.5 % increase in financing volumes and buoyant new business in the first quarter confirm this positive trend. These results demonstrate that DePfa Group is on course to achieve its forecast made in November 2000 of a full year net income result (before minority interests) of approximately EUR 280 million. Moreover, this signals a return to DePfa's historic trend of high earnings growth.

The key financial data as per 31.03.2001 are presented below. For the full interim report and the complete press release, visit www.depfa.com

Group figures according to US GAAP	1.1.-31.3.2001 EUR m	1.1.-31.3.2000 EUR m	Change %
Total net interest income	163	172	- 5.2
Net commission income	34	33	+ 3.0
Trading result	- 2	22	
Total revenues	195	227	- 14.1
Personnel expenditure	51	41	+ 24.4
Other administrative expenditure	29	26	+ 11.5
Depreciation on fixed assets and intangible assets	8	7	+ 14.3
Administrative expenditure	88	74	+ 18.9
Other income and expenditure	47	- 5	
Operating result before provisions	154	148	+ 4.1
Provision for loan losses	18	18	
application of FAS 133	- 2	--	
Net income before income taxes	134	130	+ 3.1
Income taxes	47	57	- 17.5
Profit attributable to minority interests	12	7	+ 71.4
Group net income	75	66	+ 13.6

10.04.01

Announcement in accordance with § 15 WpHG (Ad hoc-statement)

DePfa Deutsche Pfandbriefbank AG

DePfa Group. Preliminary results for 2000
Decline in earnings due to preparations for strategic reorganisation

The strategic reorganisation of the public sector finance and property businesses already announced last year will lead to the split of DePfa Group into two independent banks. In this regard DePfa had already signalled the need for an earnings consolidation in its 9-month interim report. Although DePfa's projections made in November for net income for the full year 2000 of ca. EUR 150 m were on target this still, however, represented a significant decline against the record result of 1999. This was due in particular to the need to address all outstanding problem areas.
The position other income and expenditure contains a provisions charge for restructuring amounting to EUR 18 m. DePfa plans to pay an unchanged dividend of EUR 1.

The key financial data as per 31.12.2000 are presented below.

For the full interim report, visit www.depfa.com

in accordance with US GAAP	1.1. – 31.12.2000 EUR m	1.1. – 31.12.1999 EUR m	% Change
Total net interest income	574	708	- 18.9
Net commission income	128	124	+ 3.2
Trading result	8	54	- 85.2
Total earnings	**710**	**886**	**- 19.9**
Personnel expenditure	216	160	+ 35.0
Other administrative expenses	131	109	+ 20.2
Depreciation on fixed assets	33	30	+ 10.0
Administrative expenditure	**380**	**299**	**+ 27.1**
Other income and expenditure	1	- 16	
Operating profit before provisions	**331**	**571**	**- 42.0**
Provisions	154	62	+ 148.4
Net income before tax	**177**	**509**	**- 65.2**
Tax on earnings	-10	219	
Profit attributable to minority interests	32	13	+ 146.2
Group net income	**155**	**277**	**- 44.0**

PRESS RELEASES

2001

DePfa Group

Press Release

Contacts:
Hanno Strube
Tel.: +49 611 348 2373
hanno.strube@depfa.com
Jürgen Junginger
Tel.: +49 611 348 2636
juergen.junginger@depfa.com
Marc Towner
Tel.: +49 611 348 3249
marc.towner@depfa.com

DePfa arranges financing for first-ever Ambulatory Care Centre (PFI) project in UK

Wiesbaden. 17.12.2001- DePfa Group

DePfa is to act as sole lead arranger in the UK's first-ever Ambulatory Care Centre under the Private Finance Initiative (PFI) for the Birmingham City Hospital NHS Trust. The 30-year concession to design, finance, build and maintain the Care Centre was awarded to Jarvis plc, an international facilities management group. Advisors to DePfa include Masons (legal) and Currie & Brown (technical).

Ambulatory Care Centres are expected to transform the way hospital patients are cared for, providing a range of clinics offering consultation, diagnosis, treatment and therapy in a single visit. The whole life value of the scheme is expected to amount to approximately £ 78 million with capital of approximately £ 25 million.

In another PFI transaction, DePfa recently joined Dresdner Bank in the financing of a Metropolitan Police Authority project in London (Services Support Ltd) as Co-Arranger and Underwriter. The £ 100 million scheme covers the design, construction and operation of four new police stations under a 27-year concession.

Since launching its infrastructure financing activities in 1999, DePfa has funded more than 40 public infrastructure projects with a total volume in excess of EUR 1 bn. Infrastructure financing is increasingly an important part of DePfa's offering of financial services to the public sector worldwide and will be a driver of growth in the new public finance bank after the split of DePfa Group in mid-2002.

DePfa Group

Press Release

Contact:
Jürgen Junginger
Tel.: +49 611 348 2636
juergen.junginger@depfa.com

PROVIDE HOME 2001-1: DePfa and KfW place biggest Residential Mortgage-backed Securities transaction

Wiesbaden, 10.12.2001 - DePfa Group
DePfa Bank AG in association with Kreditanstalt für Wiederaufbau (KfW - the Reconstruction Loan Corporation) successfully placed the first synthetic securitization transaction on 6 December 2001 under the ***PROVIDE HOME*** residential property loan programme. With a volume of more than EUR 1.5 billion, the securities issued were placed widely with insurance companies, funds and banks based in Austria, England, France, Germany, the Netherlands and Spain. It is the largest German RMBS transaction so far this year.

As part of the ***PROVIDE HOME*** programme, DePfa Bank AG, DePfa Group's property bank, intends to work together with KfW to take a total of around EUR 5 billion of credit exposure on private residential mortgages off the DePfa Group's balance sheet by placing it in the international markets by means of several individual transactions over the next two years.

Following the securitization of **Global Hotel One** of over EUR 1.1 billion in June of this year, the first ever securitization of a global hotel loan portfolio, DePfa is setting a new benchmark with this latest transaction. Another substantial securitization deal is anticipated before the end of the year.

With regard to the strategic importance of these transactions, Dr. Ralph Hill, Member of the Management Board responsible for securitization, explained: "The traditional business model for German mortgage banks is outdated. Because the legislator limits the sphere of activities of the mortgage banks competition is based on providing the cheapest terms of financing. This in turn acts as a big constraint on return on equity that can be achieved. Restructuring measures launched in this sector fall short of their objectives in most cases and do not solve the fundamental problems".

The securitization transactions reduce levels of credit exposure and cost of equity, thereby facilitating a rise in return on equity. DePfa also attached great importance to setting up a separate business division, which could provide its particular expertise in structuring Mortgage-backed Securities for its own purposes as well as for third parties.

DePfa Bank AG deliberately sets itself apart from the traditional mortgage bank model. This is reflected in the bank's leading role in the internationalization of property finance and product-specific specialization. Throughout the world, investors in hotels, shopping centres and property logistics are serviced by the relevant experts at DePfa. In addition to financing and structuring solutions in the property sector, DePfa has also expanded its asset management and advisory services activities to the same extent."

DePfa Group

Press Release

Contact:
Jürgen Junginger
Tel.: +49 611 348 2636
juergen.junginger@depfa.com

DePfa in discussions to securitise *Le Meridien* hotel portfolio

Wiesbaden, 19 November 2001 – DePfa Bank AG

DePfa Bank AG, the international property specialist, confirms that is has held initial discussions with ***Le Meridien*** regarding the securitisation of a hotel portfolio. The expertise of the DePfa Bank AG, most recently demonstrated with the € 1.1 bn ***"Hotel Global One"*** transaction, could be used to securitise a portion of the ***Le Meridien hotels*** in a high-volume deal.

Karl-Heinz Glauner, Chairman of the Board of the DePfa Bank AG, confirmed, "We are in discussions with Le Meridien about a mandate to securitise a European hotel portfolio. This could be offered to the market as ***'Hotel Global Two'***. DePfa plans not to take risks by a sell-and-lease-back or a similar structure."

The negotiations confirm the focussed strategic approach of the property bank of DePfa Group which deliberately does not position itself as a straightforward lending institution. DePfa Bank AG is increasingly taking on the character of an international property specialist where property asset management and a broad range of services, in particular advisory and IT services, play just as important a role as the lending business.

DePfa Group

Press Release

Contacts:
Hanno Strube
Tel.: +49 611 348 2373
hanno.strube@depfa.com
Jürgen Junginger
Tel.: +49 611 348 2636
juergen.junginger@depfa.com
Marc Towner
Tel.: +49 611 348 3249
marc.towner@depfa.com

DePfa obtains good credit ratings from FITCH for new banking groups

Wiesbaden, 13 November 2001 – DePfa Group
In light of the forthcoming split of DePfa Group into a property bank and a public finance bank, FITCH, the rating agency, has differentiated its ratings for the two future independent banks. DePfa sees the rating decision as confirmation of its strategic reorganisation. The split of the Group will further bolster the standing of the public finance bank in the capital markets.

Rating of DePfa Property Bank

The property bank, DePfa Bank AG, has been assigned an "A+" long-term rating and an "F1" short-term rating. This is the first time that a rating process has taken into account the new independent status of DePfa Bank AG which will act as parent company of the new property bank group from mid-2002 onwards.

The new strategic reorganisation of the property bank which deliberately does not position itself as a straightforward lending institution, is also reflected in this good rating decision. DePfa Bank AG is increasingly taking on the character of an international property specialist where property asset management and a broad range of services, in particular advisory and IT services, play just as important a role as the lending business.

Rating of DePfa Public Finance Group

The strong creditworthiness of the future public finance bank is in an initial first step reflected in an improved rating outlook. The outlook of the current long-term ratings of "AA-" for DePfa-Bank Europe plc and DePfa Deutsche Pfandbriefbank AG was raised from 'stable' to 'positive'. The split of the Group will enable the public finance bank to further bolster its position in the capital markets and thus achieve a sustainable top rating.

	Long-term Rating	Short-term Rating	Outlook
DePfa Public Finance Group			
DePfa Deutsche Pfandbriefbank AG	AA-	F1+	Positive
DePfa-Bank Europe plc	AA-	F1+	Positive
DePfa Property Bank			
DePfa Bank AG	A+	F1	Stable

DePfa Group

Press Release

Contacts:
Hanno Strube
Tel.: +49 611 348 2373
hanno.strube@depfa.com
Jürgen Junginger
Tel.: +49 611 348 2636
juergen.junginger@depfa.com
Marc Towner
Tel.: +49 611 348 3249
marc.towner@depfa.com

DePfa launches KfW securitisation programme of over € 5 bn
- DePfa Bank AG with biggest RMBS transaction this year -

Wiesbaden, 12 November 2001 – DePfa Bank AG Wiesbaden, the property bank of DePfa Group, is launching in association with the Kreditanstalt für Wiederaufbau, Frankfurt am Main (KfW), a multi-billion securitization programme called 'PROVIDE HOME'. This is a comprehensive securitisation programme of residential property loans to private clients (Residential Mortgage Backed Securities - RMBS -). Several individual transactions under the programme with a total volume of € 5 bn are to be placed over the course of the next two years.

DePfa is currently in the market with the first of these RMBS transactions called 'PROVIDE HOME 2001-1', which has a volume of almost € 1.7 bn and as such is the biggest RMBS transaction in Germany so far this year.

The joint programme will make full use of the advantages of the securitisation platform, which KfW also offers to other banks to support private home loan financing. The new securitisation platform 'PROVIDE' is based on an efficient and standardised securitisation programme called 'PROMISE', that has already been developed and tried out by leading banks in a series of transactions to date.

At the same time DePfa Bank AG is presently completing a private placement of a further loan portfolio of over € 550 m with institutional investors. Some months ago DePfa Bank AG had already completed the securitization of an international hotel portfolio with the ***Global Hotel One*** transaction which totalled € 1.1 bn. Thus, the property bank of DePfa Group is positioning itself as one of the leading providers of securitization products in the property sector. These activities are to be further expanded next year. Furthermore, DePfa Bank AG will also offer advisory services in the securitization field to third parties.

These transactions underline the extent to which the property bank of DePfa Group is moving away from the traditional German mortgage bank model and is becoming more and more a specialist investment bank with international operations. Property asset management, a diverse range of services, in particular advisory and IT services and now also securitisation play just as important a role as the lending business.

DePfa Group

Press Release

Contacts:
Hanno Strube
Tel.: +49 611 348 2373
hanno.strube@depfa.com
Jürgen Junginger
Tel.: +49 611 348 2636
juergen.junginger@depfa.com
Marc Towner
Tel.: +49 611 348 3249
marc.towner@depfa.com

DePfa Group: Group net income + 91% to € 214 m
- Property bank launches new country-based fund and other asset backed transactions -

Wiesbaden, 6 November 2001 – DePfa Deutsche Pfandbriefbank AG
DePfa Group reported very healthy 9-month earnings in spite of a difficult macroeconomic environment with Group net income totalling € 214 m after taxes (+91% year-on-year) which equates to an after tax return on equity of 14%. After the Extraordinary Shareholders Meeting of 15 October gave the go-ahead to the split of DePfa into a public finance bank and a property bank the process of strategically positioning both new banks in their respective markets has gained even greater momentum. DePfa is moving away from the German mortgage bank model and is adapting its corporate structure so as to ensure it stays at the vanguard in the fields of public finance and property.

Total earnings amounted to € 597 million, a 3% increase on a year-on-year basis. Net interest income increased likewise by 3%, to € 460 million. Net commission income grew strongly by 18%, to € 97 million. The trading result of € 40 million was down 25% year-on-year mainly due to volatility in the valuation of interest rate derivatives and inclusion starting from this year of all interest income components attributable to trading activities. Administrative expenditure grew by 9%, to € 272 million. Given that costs in 2000 had been affected by the greater scope of consolidation of Group companies and other special factors, the cost increase needs to be put into perspective. Compared to three-quarters of the total amount for 2000, costs were down by 5%. Net other income and expenditure totalled € 105 million. Provisions for loan losses amounted to € 88 million. DePfa set aside an additional € 30 million of provisions in the third quarter. With this increase beyond the pro rata level of standard default costs, all additional specific charges expected in the 2001 business year have been accounted for. Together with general provisions DePfa estimates that total loan loss provisions for 2001 as a whole will amount to a maximum of € 120 million.

Income after taxes and before minorities for the first nine months of 2001 was € 240 million, up 80%. Earnings continue to be within the range of DePfa's profit forecast of approximately € 280 million for 2001 as a whole.

Earnings in the Public Finance Division improved significantly during the first nine months of 2001. Net income before taxes reached € 221 million, up 28% year-on-year. With return of equity before taxes at 34.3% DePfa has one of the highest rates of profitability not only in Germany but also on an international scale. Public Finance has for years now managed to achieve an above-average return on equity. The future public finance bank will further fine tune its funding capability after separating from the property bank and further strengthen its position as a leading international issuer. In sum, this will open the way for the public finance bank to fully exploit its considerable growth and earnings potential.

The property business is now starting to reap the benefits of its international expansion that has taken place over the course of many years. International financings now account for close to 40% of the total portfolio. To achieve an optimum balance between earnings and risk management DePfa is placing more emphasis on syndication and securitisation. Following the successful placement of a € 1.1 billion hotel financing portfolio, two more transactions are planned for the fourth quarter relating to the private customer portfolio, with a total volume of around € 2 billion. The new Property Bank does not have the profile of a traditional lender given that Property Asset Management and Advisory Services will develop into business lines carrying just as much weight as the lending business. The new DePfa Europe Fund No. 2, a straight country-based fund, will invest € 500 to 600 million in office buildings and shopping centres in Italy and is aimed at institutional investors in Scandinavia and Germany.

DePfa will streamline its branch network; smaller, specialised acquisition units acting in clearly defined product lines will ensure greater proximity to the customer. This process will entail staff cutbacks of around 100 jobs.

Income before taxes in the Property business amounted to € 66 million (vs. 9m 2000: € 29 million) for the first nine months of 2001. Significant earnings growth is envisaged in the years to come. The future property bank will be in a much better position to implement its new strategy and pursue its growth path once it has complete freedom to act independently from the public finance business and operate outside the restrictions of the German mortgage bank model. This will lead to above-average profitability that will make itself evident from 2002 onwards.

DePfa Group:

9-month 2001 financials

(according to US-GAAP)

Profit & loss account	1.1.–30.09.2001 € m	1.1.–30.09.2000 € m	Change %
Total net interest income	460	446	+ 3.1
(Total net interest income, including interest attributable to derivatives)	*466*	*497*	*- 6.2*
Net commission income	97	82	+ 18.3
Trading result	40	53	- 24.5
of which:			
- trading result DePfa Investment Bank	*18*	*31*	*- 41.9*
- valuation of derivatives / SFAS 133	*16*	*-29*	
- interest	*6*	*51*	*- 88.2*
Total revenues	**597**	**581**	**+ 2.8**
Personnel expenditure	151	139	+ 8.6
Other administrative expenditure	94	81	+ 16.0
Depreciation on fixed assets and intangible assets	27	29	- 6.9
Administrative expenditure	**272**	**249**	**+ 9.2**
Other income and expenditure	105	-37	
Operating result before provisions	**430**	**295**	**+ 45.8**
Provision for loan losses	88	112	- 21.4
Net income before income taxes	**342**	**183**	**+ 86.9**
Income taxes	102	50	+ 104.0
Profit attributable to minority interests	26	21	+ 23.8
Group net income	**214**	**112**	**+ 91.1**

Portfolio	30.09.2001 € m	31.12.2000 € m	Change %
Public sector financing	121,848	112,373	+ 8.4
of which international	71,006	64,530	+ 10.0
Property financing	24,308	23,096	+ 5.2
of which international	8,432	7,873	+ 7.1
Outstanding securities incl. loans taken up	80,814	81,797	- 1.2
Equity	2,159	1,990	+ 8.5
Total assets	**173,527**	**156,446**	**+ 10.9**

Key ratios	1.1.–30.09.2001	1.1.–30.09.2000	Change %
Cost/income ratio	45.6%	42.9%	
Earnings per share (EUR)	5.94	3.11	+ 91.0
RoE after taxes	14.0%	7.7%	

DePfa Group

Investor Information

Contacts:
Jürgen Junginger
Telephone: +49 611 348 2636
juergen.junginger@depfa.com
Marc Towner
Telephone: +49 611 348 3249
marc.towner@depfa.com

Important forthcoming dates at DePfa Deutsche Pfandbriefbank AG

Wiesbaden, 26.10.2001. - DePfa Deutsche Pfandbriefbank AG
DePfa Group will release its 9-month 2001 interim results as planned on Tuesday **6 November 2001 at 7.30 a.m.** (CET). There will be a conference call for analysts and investors later on the same morning at **9.30 a.m.**, with both Speakers of DePfa Group, Gerhard Bruckermann and Karl-Heinz Glauner, going through the 9-month results in more detail and taking questions.

The press conference and DVFA analysts' meeting will take place on **28 November 2001** at 11.00 a.m. and 2.00 p.m. respectively in Frankfurt at the Regius Business Centre GmbH, Frankfurter Welle, An der Welle 4, 60422 Frankfurt am Main. The purpose of these events is to present the equity stories of both new banks after the split, including pro-forma financial statements, details on future strategy as well as budgeted figures.

DePfa Gruppe

Presseinformation

Ansprechpartner:
Hanno Strube
Telefon: 0611/348-2373
Hanno.strube@depfa.com
Fax: 0611/348-2332

Außerordentliche Hauptversammlung gibt grünes Licht für Teilung der DePfa Gruppe

Wiesbaden, 15.10.2001. – DePfa Deutsche Pfandbriefbank AG
Die Teilung der DePfa Gruppe in eine Staatsfinanzierungs- und eine Immobilienbank ist beschlossen. Die heutige außerordentliche Hauptversammlung der DePfa Deutsche Pfandbriefbank AG hat dem Konzept der strategischen Neuausrichtung mit sehr hoher Mehrheit zugestimmt. Bei einer Präsenz von 67,7% des Grundkapitals betrug die Zustimmungsquote 99,9%. Vorstandssprecher Bruckermann zeigte sich in seinen Ausführungen zuversichtlich, "das durchaus anspruchsvolle Ertragsziel für das Gesamtjahr 2001 in der Größenordnung von etwa 280 Mio EURO nach Steuern und vor Anteilen Dritter zu erreichen". Er wies nochmals die in der vergangenen Woche aufgekommenen Gerüchte um eine Schieflage im Konzern deutlich zurück.

Press Release

Contact:
Hanno Strube
Telephone: +49 611/348-2373
Hanno.strube@depfa.com
Fax: +49 611/348-2332

Extraordinary General Meeting gives go-ahead for split of DePfa Group

Wiesbaden, 15.10.2001 – DePfa Deutsche Pfandbriefbank AG
The split of DePfa Group into a state finance bank and a property bank was overwhelmingly backed by shareholders at today's Extraordinary General Meeting of DePfa Deutsche Pfandbriefbank AG. On a registered turnout of 67.7% of the share capital, the split was carried by a 99.9% majority. In his speech, Speaker of the Board Gerhard Bruckermann expressed confidence "that DePfa could achieve its ambitious profit target of around EUR 280 m after taxes and before minority interests for 2001 as a whole". He again firmly rejected rumours that arose over the past week about serious problems in the Group.

DePfa Group

Press Release

Contacts:
Hanno Strube
Tel.: +49 611 348 2373
hanno.strube@depfa.com
Jürgen Junginger
Tel.: +49 611 348 2636
juergen.junginger@depfa.com
Marc Towner
Tel.: +49 611 348 3249
marc.towner@depfa.com

DePfa finances the first major Private Finance Initiative (PFI) project in Japan

Wiesbaden, 25.09.2001- DePfa Deutsche Pfandbrief Bank AG

DePfa is participating in the funding of the new Health, Medical Treatment and Welfare College in Kanagawa Prefecture near Tokyo which is one of the first PFI (Private Finance Initiative partnership) projects between the state and private sectors in Japan. DePfa was the only non-Japanese, and the largest lender in a 6-strong syndicate amounting to Yen 11.1 bn (ca. EUR 103 m) in total. The repayment of the 30 year loan relies on phased instalments from the Prefecture.

The transaction highlights the continuing success of DePfa's operation in Japan, established in 1998, in forging close ties with the Japanese state sector. It also marks an important breakthrough for DePfa in developing its infrastructure financing business in other markets outside Western Europe. Since launching its infrastructure financing activities in 1999, DePfa Group has funded more than 40 public infrastructure projects covering transport (roads, bridges, tunnels), the environment (water supply, waste water treatment) and social facilities (schools, hospitals) with a total volume in excess of EUR 1 bn. DePfa has been targeting selective opportunities in the EU accession countries in Central and Eastern Europe and Japan where it sees significant growth potential for off-budget infrastructure financing.

Infrastructure financing is increasingly an important part of DePfa's offering of financial services to the public sector worldwide and will be a driver of growth in the new state finance bank after the split of DePfa Group in mid-2002.

DePfa Group

Press Release

Contacts:
Hanno Strube
Tel.: +49 611 348 2373
hanno.strube@depfa.com
Jürgen Junginger
Tel.: +49 611 348 2636
juergen.junginger@depfa.com
Marc Towner
Tel.: +49 611 348 3249
marc.towner@depfa.com

Personnel news
Christof Schörnig appointed to the Board of DePfa Bank AG

Wiesbaden, 05.09.2001- DePfa Bank AG

Christof Schörnig (34) a capital markets expert was appointed Deputy Member of the Board by the Supervisory Board of DePfa Bank AG in its meeting of 4 September. Up until now Schörnig was the CEO at Pfandbrief Bank International S.A., Luxembourg.

His newly defined areas of responsibility cover international investor relationships (equity, fixed-income and securitisation) of the property bank as well as the development of innovative off-balance sheet products which will play an increasingly important role in the successful positioning of a European property specialist. A graduate of Economics and Information Technology Schörnig will also be in charge of IT for the property bank.

Schörnig began his career at DePfa, working from 1995 - 1999, his last position being director and head of Treasury. The prospect of steering new strategic developments within an innovative company such as DePfa Bank AG was a determining factor for his return to the company.

DePfa Group

Press Release

Contact:
Hanno Strube
Telephone: ++49 611 348 2373
Hanno.Strube@depfa.com
Jürgen Junginger
Telephone: ++49 611 348 2636
Fax: ++49 611 348 2332
Juergen.Junginger@depfa.com

Personnel news

Wiesbaden, 20.08.2001- DePfa Deutsche Pfandbriefbank AG

Carsten Samusch (37) will take over as head of Asset Liability Management at DePfa Deutsche Pfandbrief Bank AG. Following the split of the DePfa Group into two independent banks, Carsten Samusch will be responsible for the overall Asset Liability Management of the future public sector finance bank.

After holding executive positions in Commerzbank's bonds and trading divisions in Frankfurt and Tokyo, he was most recently head of Fixed Income at GZ-Bank in Frankfurt. In the forthcoming structure of DZ-Bank Carsten Samusch was the designated head of treasury. He is scheduled to take up his post as Director at DePfa Deutsche Pfandbrief Bank AG in mid September 2001.

DePfa Group

Press Release

Contacts:
Dagmar Nierste
Telephone: ++49 611 348 3149
dagmar.nierste@depfa.com
Jürgen Junginger
Telephone: ++49 611 348 2636
juergen.junginger@depfa.com

DePfa Bank AG obtains approval to open offices in New York

Wiesbaden 13th August 2001 – DePfa Bank AG
On 9th August the European property specialist DePfa Bank AG obtained approval from the Board of Governors of the Federal Reserve System to open a Representative Office in New York. The activities of the office will be carried out under the name of **DePfa Real Estate Financial Services USA, Inc.** which will expand business development and relationship management activities locally.

The team, composed of local employees, will be headed by **Greg E. Allen**, Managing Director, and **Matthew O'Hara**, Director. **Greg E. Allen** has been active in the property sector for 14 years and was most recently at Crédit Lyonnais Securities, New York, as a Managing Director with responsibilities for origination and placement activities in property financing. He will be the head of the new subsidiary. **Matthew O'Hara** has nine years experience in commercial property financing and was most recently at Crédit Lyonnais Securities, New York, as Vice President, responsible for property financing.

DePfa Bank AG has been active in the US and Canadian property financing markets since 1999 acquiring a **financing volume of approximately 1.5bn USD** as arranger or co-arranger of which approximately USD 1 bn has been taken onto its own books. In the USA DePfa Bank AG finances mainly office and hotel properties. The principal focus is on property financing in the Central Business Districts of the major US business centres. This business, which is almost exclusively with American clients, is characterised by large volumes, with financing and underwriting starting at around 20-30 m USD and rising to USD 250 m.

The **securitisation** and placement of a major part of the US hotel portfolio together with hotels from seven countries in W. Europe was successfully completed recently. This **Global Hotel One transaction** was the first such securitisation deal in the CMBS market that combined loans from different continents into one single securitisation transaction. The portfolio comprises 30 loans totalling € 1.1 bn secured by 36 four or five star hotels.

DePfa's US strategy, set out in 1999, aimed to build up the US business into another pillar to match the European business. Important sub-markets of the US are comparable in terms of size with the most important sub-markets in Europe. Because of higher ROE requirements for US financial institutions **risk-return levels** are more favourable in the US than in several European countries. Also, **diversification of business** across continents and as a consequence across economic cycles is sensible in terms of overall portfolio management. DePfa Bank AG is already firmly established in Europe with a good network. However, economic cycles are fast converging in Europe and will after a certain amount of time also be accompanied by a convergence in property cycles.

DePfa Group

Press Release

Contacts:
Hanno Strube
Tel.: +49 611 348 2373
hanno.strube@depfa.com
Jürgen Junginger
Tel.: +49 611 348 2636
juergen.junginger@depfa.com
Marc Towner
Tel.: +49 611 348 3249
marc.towner@depfa.com

DePfa Group: net income up by 36% in first half
- Positive earnings trend continues -

Wiesbaden, 8.8.2001. - DePfa Deutsche Pfandbriefbank AG
DePfa Group has had a good first half 2001 with net income totalling € 155 million confirming that it is on course to achieve its projection of approximately € 280 million, after taxes and before minority interests, for the year as a whole.

Although total earnings of € 384 million fell 4% short of the results for the first six months of 2000, this was equivalent to an 8% increase on a pro-rata basis. Administrative expenditure was up by 6% compared to the first six months of 2000. Slightly decreasing personnel expenditure was offset by increases in other administrative expenses. Net other income and expenditure of € 85 million includes the € 32 million one-off gain on the sale of the holding in Deutsche Börse AG that had already been booked in the first quarter. With € 37 million in provisions for loan losses for the first six months, all risks identifiable at present have been accounted for. Income before taxes amounted to € 249 million, up a strong 27% on the results of the first six months of 2000. Net income after taxes and minority interest income amounted to € 155 million, up 36%.

The favourable business development seen during the first half of the year is also reflected in financing volumes. Public sector financing volumes grew by 10% from the 2000 year-end, to € 123.3 billion. Income before taxes in the Public Sector Finance division amounted to € 151 million, up 26% on the results of the first six months of 2000. With a return on equity before taxes of 35.3% DePfa has consistently maintained a high level of profitability in this division.

Overall growth in property finance increased moderately, by 2%. It should be noted, however, that international financings grew by 11% while German

business declined by 3%. This is evidence of the strategic refocusing that DePfa has initiated in Germany. The proportion of international financings is approaching the 40% mark in terms of the overall portfolio. At € 58 million, the results of the property division for the first half of 2001 fell markedly short of the figures for the first six months of the previous year. While business in the core segments developed positively, results were burdened by treasury activities. The closeout of existing refinancing positions entered into at higher interest rate levels was one of the contributing factors; this will, however, benefit future interest income.

The changes in the legal structure of DePfa Group are taking place in parallel with changes in its German property business. The ultimate goal is to reshape the structures peculiar to the German market that have developed over time into a pan-European concept. These changes will lead to a stronger client focus in each of the business segments, the streamlining of work processes and the strengthening of risk management. In future, the property business in Germany will have just four processing centres, with seven regional business development units operating along different business lines assigned to these centres. The present situation, with seven main branches covering all parts of the business plus 18 associated branch offices, no longer ensures a satisfactory level of product-specific client service.

The restructuring of DePfa Group is proceeding well. The preparations for the split of the Public Finance and Property businesses into two separate banks comprise numerous internal projects which are running on schedule. Shareholders will vote on plans to split DePfa Group at the forthcoming extraordinary shareholders' meeting on 15 October 2001.

DePfa Group:

First half 2001 financials
(according to US-GAAP)

Profit & loss account	1.1.–30.06.2001 € m	1.1.–30.06.2000 € m	Change %
Total net interest income	292	318	- 8.2
(Total net interest income, including interest attributable to derivatives)	*305*	*352*	*- 13.4*
Net commission income	64	60	+ 6.7
Trading result	28	23	+ 21.7
of which:			
- trading result DePfa Investment Bank	*14*	*17*	
- valuation of derivatives / FAS 133	*1*	*-28*	
- interest	*13*	*34*	
Total revenues	**384**	**401**	**- 4.2**
Personnel expenditure	102	103	- 1.0
Other administrative expenditure	65	52	+ 25.0
Depreciation on fixed assets and intangible assets	16	18	- 11.1
Administrative expenditure	**183**	**173**	**+ 5.8**
Other income and expenditure	85	13	
Operating result before provisions	**286**	**241**	**+ 18.7**
Provision for loan losses	37	45	- 17.8
Net income before income taxes	**249**	**196**	**+ 27.0**
Income taxes	75	69	+ 8.7
Profit attributable to minority interests	19	13	+ 46.2
Group net income	**155**	**114**	**+ 36.0**

Financing volumes	30.06.2001 € m	31.12.2000 € m	Change %
Public sector financing	123,312	112,373	+ 9.7
of which international	72,212	64,530	+ 11.9
Property financing	23,439	23,096	+ 1.5
of which international	8,753	7,873	+ 11.2
Outstanding securities incl. loans taken up	82,501	81,797	+ 0.9
Equity	2,203	1,990	+ 10.7
Total assets	**174,126**	**156,446**	**+ 11.3**

Key ratios	1.1.–30.06.2001	1.1.–30.06.2000	Change %
Cost/income ratio	47.7%	43.1%	
Earnings per share (EUR)	4.31	3.17	+ 36.0
RoE after taxes	15.0%	11.8%	

DePfa Group

Press Release

Contact:
Marc Towner
Telephone: +49 611 348 3249
marc.towner@depfa.com

Changes in Management at DePfa-Bank Europe plc

Wiesbaden 11th July 2001 – DePfa-Bank Europe plc. has made the following board-level appointments:

Jürgen Karcher has been appointed to the Board of Directors of DePfa-Bank Europe as an Executive Director of the Company. Karcher who recently joined the Management Board of DePfa Deutsche Pfandbriefbank has global responsibility for Treasury activities at the DePfa Public Sector Group. Karcher has held a number of high level roles in the fixed income area, most recently as a Member of the Board at Salomon Brothers AG in Frankfurt with responsibility for the German fixed income business.

James Hyde has also been appointed as an Executive Director to the Board of DePfa Bank Europe. Hyde joins DePfa Group from Fox-Pitt, Kelton, where he was a senior bank analyst. Prior to this position he was with Merrill Lynch and has been a banks analyst for altogether eleven years. In the earlier part of his career he was a project finance specialist. Hyde will play a key role in the reorganisation of DePfa Group leading to the splitting of the public sector activities and the property finance activities of the group. He will eventually have responsibility, in particular, for credit and market risk across the DePfa Public Sector Group.

In addition, other management changes relate to the departure from the Board of Directors of DePfa-Bank Europe of **Dr. Peter Lammerskitten** due to retirement as well as of **Karl-Heinz Glauner** in connection with the forthcoming split of the present DePfa Group. Both Dr. Lammerskitten and Glauner made an important contribution to the successful development to DePfa-Bank Europe over the past years.

DePfa Gruppe

Presseinformation

Ansprechpartner:
Hanno Strube
Telefon: 0611/348-2373
Fax: 0611/348-2332
Hanno.Strube@depfa.com

Personalia

Wiesbaden, 05. Juli 2001. – DePfa Deutsche Pfandbriefbank AG
Dr. Peter Lammerskitten wurde in der Hauptversammlung der DePfa Deutsche Pfandbriefbank AG am 20. Juni 2001 in den Aufsichtsrat gewählt. Gleichzeitig wurde er in den Aufsichtsrat der DePfa Bank AG berufen. In beiden Gremien gehört er u.a. dem Bilanz- und Prüfungsausschuß sowie dem Ausschuß für Kredit- und Marktrisiken an. Mit dem Wechsel in die Aufsichtsräte endet die Vorstandstätigkeit von Dr. Peter Lammerskitten bei der DePfa Deutsche Pfandbriefbank AG und der DePfa Bank AG.

Nach betriebswirtschaftlichem Studium und Promotion sowie einer Assistententätigkeit an der Universität Münster war Dr. Peter Lammerskitten bei der WestLB tätig, später als Geschäftsführer der Immobilientochter RWI und zuletzt als Generalbevollmächtigter für das Immobilienfinanzierungsgeschäft der WestLB.

Im Mai 1988 trat Dr. Peter Lammerskitten in den Vorstand der damaligen Deutsche Bau- und Bodenbank ein. Seither hat er maßgeblich das deutsche Immobiliengeschäft geprägt. In der deutschen Wohnungswirtschaft und in der Fachöffentlichkeit ist es Dr. Peter Lammerskitten gelungen, die wohnungspolitische Kompetenz und Reputation der DePfa Gruppe auf- und auszubauen. Er gilt als ausgewiesener Finanzexperte, dessen Rat in der Immobilienbranche außerordentlich geschätzt wird. Er gehört verschiedenen Aufsichtsgremien, Beiräten und Verbandsausschüssen an und wurde in mehrere Kommissionen der für Raumordnung, Bau- und Wohnungswesen zuständigen Bundesministerien berufen. Unter engagierter Mitwirkung von Dr. Peter Lammerskitten wurden die Dienstleistungen der Gruppe rund um die Immobilie erweitert. Dies gilt für die DePfa IT Services mit ihren vielfältigen Beratungs- und Serviceleistungen ebenso wie beispielsweise für den Aufbau von investmentbankorientierten Leistungen in der Immobilienwirtschaft.

DePfa Group

Press Release

Contact:
Ronald ten Bokum

Robbert Bergmann

Telephone: +3120 301 6560
Fax: +3120 301 6561
robbert.bergmann@depfa.com
ronald.tenbokum@depfa.com

DePfa Property Services B.V. purchases the "La Gran Manzana" Shopping Center for the DePfa Europe Fonds No. 1

Amsterdam, 04.07.2001. DePfa Property Services B.V.

DePfa Property Services B.V., based in Amsterdam, has purchased the "La Gran Manzana" shopping centre in Spain from TrizecHahn, on behalf of a group of investors who form part of DePfa Europe Fund No. 1.

La Gran Manzana is a prime city-centre shopping centre of ca. 13,500 sqm (GLA), in the heart of Alcobendas, a northern suburb of Madrid. The centre, which trades on three levels, was developed by Riofisa and first opened in late 1993.

Tenants include VIPS, Inditex, Mango, Springfield, Bocatta, Häaggen-Dazs and Sun Planet. Also linking into the centre (but in separate ownership), is a 9,900 sqm supermarket operated by Eroski.

The centre is arranged as follows:

Lower Level:	32 retail units – mainly convenience goods;
Ground Floor:	29 retail units – mainly fashion retailers;
Upper Level:	17 units – principally leisure, including a 7-screen cinema and a number of food & beverage tenants.

A three-level underground parking lot lies below the retail element with over 1,150 car parking spaces.

The centre was purchased for a sum in the region of ESP 7bn (EUR 42m).

DePfa Property Services B.V. was advised by Freshfields, DTZ Debenham Tie Leung and Cavada King. TrizecHahn Spain was advised by Clifford Chance and Jones Lang LaSalle.

DePfa Property Services B.V. is an asset management organisation and a 100% subsidiary of DePfa Bank, that offers investors opportunities to invest in closed-end funds, which are invested in property sectors or regions that are expected to outperform the average.

DePfa Group

Press Release

Contacts:
Hanno Strube
Telephone: +49 611 348 2373
hanno.strube@depfa.com
Jürgen Junginger
Telephone: +49 611 348 2636
juergen.junginger@depfa.com
Marc Towner
Telephone: +49 611 348 3249
marc.towner@depfa.com

DePfa Group: good first quarter 2001 result
DePfa on course for historic split

Wiesbaden, 28.6.2001. - DePfa Deutsche Pfandbriefbank
DePfa Group can look back on a successful first quarter 2001, with net income after taxes rising by 13.6 % to EUR 75 million. Furthermore, the 3.5 % increase in financing volumes and buoyant new business in the first quarter confirm this positive trend. These results demonstrate that DePfa Group is on course to achieve its target of a full year net income result (before minority interests) of approximately EUR 280 million, marking a return to DePfa's historic trend of high earnings growth. DePfa Investment Bank, Nicosia again performed strongly, improving on its good result in the previous year.

Preparations for the historic split of DePfa into two publicly listed public sector finance and property banking groups are going according to plan. Subject to the consent of an extraordinary shareholders' meeting on 15 October 2001 the split will become fully effective by mid-2002. The new public sector banking group will be headed by a parent company in Ireland, with DePfa Bank Europe plc, DePfa Investment Bank Ltd and DePfa Deutsche Pfandbriefbank AG making up the other major entities.

The future public sector finance bank will continue to develop its broad range of products and services to public sector entities and strengthen its international coverage. Infrastructure financing in Central and Eastern Europe will be an important area of growth for DePfa which is well placed to capitalise on the region's very large funding requirements to upgrade infrastructure ahead of accession to the EU. Also DePfa's excellent links with both public sector entities and institutional investors are an opportunity to step up the placement of public sector assets. This practice has been successfully applied in Eastern and Central Europe by DePfa Investment Bank which will be extended to Western Europe via a new branch in London.

DePfa Group

Press Release

Contacts:
Hanno Strube
Telephone: 0049 611 348 2373
hanno.strube@depfa.com
Jürgen Junginger
Telephone: 0049 611 348 2636
juergen.junginger@depfa.com
Marc Towner
Telephone: 0049 0611 348 3249
marc.towner@depfa.com

GLOBAL HOTEL ONE: DePfa successfully completes placement of its first securitisation transaction
Further deals in pipeline

Wiesbaden 20th June 2001 – DePfa Group has successfully completed its first securitisation transaction. The CMBS transaction based on a synthetic structure ensured all the issued securities were placed with international investors encompassing insurance companies, fund management firms as well as banks based in Austria, Denmark, France, Germany, Ireland, Italy, the Netherlands and the UK.

The securitised portfolio in the first transaction is made up of 30 loans totalling approximately EUR 1.1 bn secured by 36 four or five star hotels. Global Hotel One Ltd. marks the first ever transaction in the CMBS market where loans from several continents have been brought together into one securitisation transaction. The hotels are located in major economic centres in seven western European countries and in the USA.

The credit linked notes are listed on the Luxemburg stock exchange. Lead Manager in this transaction is Deutsche Bank AG, with DePfa Bank AG and Credit Suisse First Boston acting as Co-Managers.

In the international property financing sector DePfa Group focuses on the provision of sophisticated financing solutions in 15 countries. In the last two years DePfa Group has provided loans outside Germany totalling approximately EUR 8 bn.

DePfa Bank AG considers securitisation and the use of credit derivatives as an important part of its credit risk and earnings management. Thus DePfa Bank AG has set up its own unit to take care of the securitisation and syndication of property loans.

DePfa Group

Press Release

Contacts:
Hanno Strube
Telephone: +49 611 348 2373
hanno.strube@depfa.com
Jürgen Junginger
Telephone: +49 611 348 2636
juergen.junginger@depfa.com
Marc Towner
Telephone: +49 611 348 3249
marc.towner@depfa.com

DePfa Group: good first quarter and in line with 2001 forecast

Wiesbaden, 16.5.2001. - DePfa Deutsche Pfandbriefbank
Overall, DePfa Group can look back on a successful first quarter 2001, with net income after taxes rising by 13.6 % to EUR 75 million. Furthermore, the 3.5 % increase in financing volumes and buoyant new business in the first quarter confirm this positive trend. These results demonstrate that DePfa Group is on course to achieve its forecast made in November 2000 of a full year net income result (before minority interests) of approximately EUR 280 million. Moreover, this signals a return to DePfa's historic trend of high earnings growth. Earnings were down last year due to difficult capital market conditions and costs associated with the split of the Group into two independently listed companies. This earnings dip has now been corrected.

Net interest income amounted to EUR 163 million in the first quarter, down 5.2 % on the record first quarter 2000 result. Net commission income improved slightly by 3.0 %, to EUR 34 million. The trading result amounted to EUR - 2 million. The trading activities of DePfa Investment Bank again performed strongly with a result of EUR 16 million, improving on their already strong result in the previous year. However, this item is offset by a negative effect from the valuation under US GAAP of interest rate derivatives which, though predominantly used for hedging purposes, must be partly included in the trading portfolio. This resulted in purely a book loss of EUR 3 million. Losses relating to the unwinding of interest swap contracts had an impact of EUR - 15 million on the trading position.

Administrative expenditure rose by 18.9 % to EUR 88 million over the same period as last year, but decreased by 7.4 % on a pro-rata basis. This difference can be attributed to the rise in administrative expenditure during the course of last year due to consolidations and one-off effects.
Other income and expenditure yielded a high positive balance of EUR 47 million, (vs. EUR - 5 million in the first quarter 2000). This position includes,

besides several income items of a recurring nature, a positive non-recurring item. DePfa made gains of EUR 32 million on the sale of its holding in Deutsche Börse AG after it went public.

Operating profit before provisions amounted to EUR 154 million (+4.1 %) in the first quarter. DePfa set aside EUR 18 million for provision for loan losses, which is in line with its forecast amount of EUR 70 million for the whole of 2001.

A special item was introduced above income before income taxes due to the first-time application of FAS 133 under US-GAAP, resulting in a non-recurring loss of EUR - 2 million.

Adjusted for this item, net income before taxes totalled EUR 134 million (+3.1 %). After income taxes (EUR 47 million) and minority interests (EUR 12 million), net income after taxes for the first quarter 2001 amounted to EUR 75 million, up 13.6 % on the same period in the previous year and up 92.3 % on a pro-rata basis.

Preparations for the split are going according to plan. On 15 October 2001 DePfa will submit its strategic concept to an extraordinary shareholders' meeting for approval. The split of the public sector finance and property businesses under company law and the corresponding share split are scheduled for mid-2002.

DePfa Group:
First quarter 2001 figures
(according to US-GAAP)

Profit & loss account	1.1.–31.03.2001 € m	1.1.–31.03.2000 € m	Change %
Total net interest income	163	172	- 5.2
Net commission income	34	33	+ 3.0
Trading result	- 2	22	
of which:			
- trading result DePfa Investment Bank	*16*	*11*	
- valuation of derivatives	*- 3*	*10*	
- gains/losses relating to unwinding of interest swap contracts	*-15*	*1*	
Total revenues	**195**	**227**	**- 14.1**
Personnel expenditure	51	41	+ 24.4
Other administrative expenditure	29	26	+ 11.5
Depreciation on fixed assets and intangible assets	8	7	+ 14.3
Administrative expenditure	**88**	**74**	**+ 18.9**
Other income and expenditure	47	- 5	
Operating result before provisions	**154**	**148**	**+ 4.1**
Provision for loan losses	18	18	
Non-recurring effect from first-time application of FAS 133	-2	-	
Net income before income taxes	**134**	**130**	**+ 3.1**
Net income before taxes excl. valuation of derivatives and FAS 133	*139*	*120*	*+ 15.8*
Income taxes	47	57	- 17.5
Profit attributable to minority interests	12	7	+ 71.4
Group net income	**75**	**66**	**+ 13.6**

Financing volume	31.03.2001 € m	31.12.2000 € m	Change %
Public sector financing	117,015	112,373	+ 4.1
of which international	67,634	64,530	+ 4.8
Property financing	23,136	23,096	+ 0.2
of which international	8,565	7,873	+ 8.8
Outstanding securities incl. loans taken up	82,282	81,797	+ 0.6
Equity	2,162	1,990	+ 8.6
Total assets	**167,346**	**156,446**	**+ 7.0**

Key ratios	1.1.–31.03.2001	1.1.–31.03.2000	Change %
Cost/income ratio	45.1%	32.6%	
Earnings per share (EUR)	2.08	1.83	+ 13.7
RoE after taxes	14.7%	13.7%	

DePfa Group

Press Release

Contacts:
Hanno Strube
Telephone: 0049 611 348 2373
hanno.strube@depfa.com
Jürgen Junginger
Telephone: 0049 611 348 2636
juergen.junginger@depfa.com
Marc Towner
Telephone: 0049 0611 348 3249
marc.towner@depfa.com

GLOBAL HOTEL ONE:
DePfa Group's first CMBS Deal

Wiesbaden 16th May 2001 –DePfa Group has entered the market with its first securitization transaction. The portfolio which is to be securitised is composed of 30 loans totalling around EUR 1.1bn secured by 36, generally four or five star, Full Service Hotels (Commercial Mortgage Backed Securities) located in major cities in seven western European countries and in the USA. GLOBAL HOTEL ONE marks the first ever transaction in the CMBS market with loans from several continents brought together into one securitization structure.

The transaction is based on a synthetic structure which leaves the respective loans on the balance sheets of the participating banks of DePfa Group whilst the attached credit risks are packaged through credit derivatives and transferred to capital market investors. This will be achieved through the emission of Credit Linked Notes via the special purpose vehicle GLOBAL HOTEL ONE Ltd, which is registered in Jersey, as well as through a Credit Default Swap with an institutional investor. The transaction is lead managed by Deutsche Bank AG, London Branch with DePfa Bank AG and Credit Suisse First Boston as Co-Managers.

In the international property financing sector DePfa Group is focussed on the provision of sophisticated funding solutions in 15 countries. During the last two years DePfa Group has provided loans outside Germany totalling around
EUR 8bn. For the structuring of hotel loans DePfa Group has its own in-house international team of experts.

DePfa Bank AG considers securitization and the use of credit derivatives an important part of its credit risk and income management. In the future further transactions of this nature are planned.

DePfa Group

Press Release

Contacts:
Hanno Strube
Telephone: +49 611 348 2373
hanno.strube@depfa.com
Jürgen Junginger
Telephone: +49 611 348 2636
juergen.junginger@depfa.com
Marc Towner
Telephone: +49 611 348 3249
marc.towner@depfa.com

DePfa Group: Preliminary results for 2000
Decline in earnings due to preparations for strategic reorganisation

Wiesbaden, 10.4.2001. - DePfa Deutsche Pfandbriefbank
The strategic reorganisation of the public sector finance and property businesses already announced last year will lead to the split of DePfa Group into two independent banks. In this regard DePfa had already signalled the need for an earnings consolidation in its 9-month interim report. Although DePfa's projections made in November for net income for the full year 2000 of ca. € 150 m were on target this still, however, represented a significant decline against the record result of 1999. This was due in particular to the need to address all outstanding problem areas.

Net interest income fell to € 574 m (-18.9%) in the light of difficult capital market conditions in 2000. Treasury earnings, which amounted to € 22 m vs. € 118 m in the previous year, made a much smaller contribution to the overall result. Net commission income rose by 3.2 % to € 128 m. The net trading result of € 8 m was significantly below the level of the previous year of € 54 m. Whereas DePfa Investment Bank could again report an increase in its already good trading result from the previous year, up slightly to € 25 m the valuation of interest rate derivatives in particular produced a negative result of € 17 m. Under US-GAAP a part of interest rate derivatives transactions are valued as trading positions but, from a strict economic standpoint, serve as hedging instruments and consequently do not constitute a loss.

Administrative expenses rose by 27.1% to € 380 m, mostly as a result of a significant increase in staff expenses by 35.0% to € 216 m. Major factors for this increase were the recruitment of new staff, the first-time consolidation of Group companies and the Long Term Incentive Plan of DePfa. Increased expenses for advisory services and the reallocation of

cost items of DePfa IT Services were responsible for the rise in other administrative expenses.

The balance of other operating income and expenditure amounted to € 1 m (- € 16 m). Items relating to measures taken to address all outstanding problems in the German property business are to be found in other expenses as well as in provisions. A strategic repositioning of the future property bank can only succeed once outstanding problems from the past have been addressed. DePfa is planning an exit strategy for its own property holdings (bank buildings, joint ventures and repossessed properties) that require a revaluation of these properties. Therefore write-downs amounting to € 91 m were necessary in 2000 and have been charged to other expenditure. This position also contains a provisions charge for restructuring amounting to € 18 m that largely relates to future costs for advisory services and to the reshuffling of companies within the Group necessary for the split. Positive earnings within other income came from securities, rental income and the consolidation of special investment funds.

Deutsche Structured Finance consolidated in the Group accounts for the first time generated a result of € 4 m after tax.

The significant rise in provisions by 148.4% to € 154 m relates to a revaluation of risks in the lending portfolio, but also to specific problems at a German branch. DePfa's experience so far this year shows a return to a much more normalised trend in risk provisions.

The result in 2000 resulted in a positive tax position of € 10 m due to higher earnings contributions from countries with favourable taxation rates and earnings from the release of deferred taxes set aside in Germany in the previous year, made necessary following the reduction of the tax rate bands. After deductions of minorities of € 32 m net income amounted to € 155 m, on a par with 1998 but 44% below the record result in 1999. DePfa plans to pay an unchanged dividend of € 1 per share.

The financing volumes confirm the continued pattern of growth reported in the interim reports that stems mainly from the international business.

DePfa Group:
Preliminary figures for the 2000 financial year (according to US GAAP)

Earnings	1.1.– 31.12.2000 € m	1.1.– 31.12.1999 € m	% Change
Total net interest income	574	708	- 18.9
Net commission income	128	124	+ 3.2
Trading result	8	54	- 85.2
Total earnings	**710**	**886**	**- 19.9**
Personnel expenditure	216	160	+ 35.0
Other administrative expenses	131	109	+ 20.2
Depreciation on fixed assets	33	30	+ 10.0
Administrative expenditure	**380**	**299**	**+ 27.1**
Other income and expenditure	1	- 16	
Operating profit before provisions	**331**	**571**	**- 42.0**
Provisions	154	62	+ 148.4
Net income before tax	**177**	**509**	**- 65.2**
Tax on earnings	-10	219	
Profit attributable to minority interests	32	13	+ 146.2
Group net income	**155**	**277**	**- 44.0**
Portfolio	**31.12.2000 € m**	**31.12.1999 € m**	**% Change**
Public sector financing	112,373	107,398	+ 4.6
of which international	64,530	57,450	+ 12.3
Property financing	23,135	21,853	+ 5.9
of which international	7,873	6,392	+ 23.2
Outstanding securities including loans taken up	76,459	83,487	- 8.4
Equity	1,990	1,929	+ 3.2
Total assets	**156,446**	**144,989**	**+ 7.9**
Key figures	**2000**	**1999**	**% Change**
Cost income ratio	53.5%	33.7%	
Earnings per share	4.31 €	7.68 €	- 43.9
RoE after tax	8.1%	15.4%	

DePfa Group

Press Release

Contact:
Hanno Strube
Telephone: ++49 611 348 2373
Hanno.Strube@depfa.com
Marc Towner
Telephone: ++49 611 348 3249
Marc.Towner@depfa.com

Planned reorganisation of DePfa
Changes in management in advance of the company split

Wiesbaden, 4. April 2001 - DePfa Deutsche Pfandbriefbank AG

The strategic realignment of the DePfa Group was elaborated and unanimously approved by the Supervisory Board on Monday, April 2. The DePfa Group will be internally reorganised into two independent companies by January 2002. Subject to the approval of the General Shareholders' Meeting, the split into two independently listed companies will take place in midyear 2002. The current shareholders of DePfa will then own one public sector finance bank share and one property bank share. The public sector finance bank, with its broad range of products, will be positioned along the entire value chain for public sector financial services world-wide. The parent company is to be located in Dublin. DePfa Bank AG in Wiesbaden will be the parent company of an international property bank and will focus principally on institutional property clients.

In connection with the split, the Supervisory Boards of the DePfa Deutsche Pfandbriefbank AG and the DePfa Bank AG have made the following board-level appointments that will take effect at different times:

Dr. Reinhard Grzesik (42) has been appointed a full Member of the Board at DePfa Deutsche Pfandbriefbank AG and the DePfa Bank AG. Dr. Grzesik has been with the DePfa Group since 1996 and is responsible for Business Planning and Development. After the split Dr. Grzesik will be in charge of Business Planning, Finance and Controlling at the public sector finance bank.

Jürgen Karcher (47) has been appointed a full Member of the Board of the DePfa Deutsche Pfandbriefbank. Karcher has been a Member of the Board at Salomon Brothers AG in Frankfurt since 1999. In this capacity he was responsible for the German Fixed Income business of SSMB. In the new public sector finance bank Karcher will take charge of the Treasury unit.

Dr. Ralph Hill (39) has been appointed Deputy Member of the Board of DePfa Bank AG. Dr. Hill has been active in various functions in the property business of the DePfa Group since 1992. Most recently he was head of the European credit department. At the same time he built up the specialist international hotel financing unit.

Hermann Josef Merkens (34) has also been appointed Deputy Member of the Board of DePfa Bank AG. Since January 1999 Merkens has been head of the credit department for German commercial property at DePfa Bank AG.

In addition, the following personnel changes have been announced by the DePfa Group:

Dr. Peter Lammerskitten (62) will as of June 30 2001 retire as a Member of the Boards of DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG. Dr. Lammerskitten has been a Member of the Board of the DePfa Bank AG (formerly Deutsche Bau- und Bodenbank AG) since 1988 and played a very prominent role in the expansion of the German property business of the DePfa Group. As an experienced and acknowledged financial expert, Dr. Lammerskitten's counsel, especially in the housing sector, has been very much appreciated. Dr. Lammerskitten will continue to act in an advisory capacity for the DePfa Group in this area.

Ulrich Claßen (48) has stepped down as Chairman of the Board of DePfa IT Services AG. After 17 years of service for the leading software company in the property sector, Claßen will take up other responsibilities. Dr. Marcel Morschbach (47) Chief Financial Officer of DePfa IT Services has been charged by the Supervisory Board with this role in an acting capacity until a new Chairman has been appointed.

DePfa Group

Investor Release

Contacts: Treasury
Dr. Tammo Diemer
phone: +49 611 348-3192
Thor Wicke-Monteverde
phone: +49 611 348-2144
fax: +49 611 348-2606

DePfa launches Global Pfandbrief No.7 of € 3.5 billion
Pot system for bookbuilding process a first in Pfandbrief market

Wiesbaden, 15th February 2001. - DePfa Deutsche Pfandbrief Bank AG confirmed its status as a major frequent issuer of large scale public sector Pfandbrief bonds with the launch today of Global Pfandbrief No. 7 with a volume of € 3.5 billion and a maturity of just over 10 years (due 15 July 2011). The issue will be priced to give a spread of 51 bp over the 5.25% January 2011 Bund. Global No. 7 along with all the other public sector Pfandbrief issues of DePfa will enjoy the highest credit rating of AAA.

As with previous issues DePfa expects to attract significant international interest. A global syndicate structure consisting of three Joint Bookrunners; Commerzbank, Goldman Sachs and Morgan Stanley Dean Witter and 7 co-lead banks will ensure a broad international placement of the issue. For the first time in the Pfandbrief market DePfa has introduced a pot system for the bookbuilding and placement process whereby every investor order from the syndicate banks is pooled together and DePfa as issuer can decide on the allocation of the orders. The pot system gives DePfa flexibility in redistributing investor demand among the syndicate banks prior to the issue and ensures fairer pricing and improved management of the book.

Global No. 7 is DePfa's fourth Global Pfandbrief issue eligible to trade on the prestigious EuroCredit MTS electronic trading system. A novelty of Global No. 7 is the commitment of all the syndicate banks to act as market makers on this platform quoting for bid/offer prices for this issue on a continuous basis.

Key features of Global Pfandbrief No. 7

Unparalleled liquidity, transparency and tradability

- Global Syndicate Structure of 3 Joint Leads and 7 Co-lead Managers ensures broad distribution across regions and investor types
- EuroCredit MTS trading with Global No. 7 as well as with DePfa Globals No. 3, 6 and Unico Jumbo
- Committed market making in the cash and repo markets and on the EuroCredit MTS trading system guarantees liquidity and leads to tighter bid/offer spreads
- DePfa will offer a repo back-stop facility for a maximum of 5% of the total issue size at a rate of Euribor –70bp ensuring a liquid repo market even in turbulent market conditions.
- 24 hour screen prices: The Joint Leads will quote prices on Reuters or Bloomberg screens in Tokyo, Europe and New York during the local trading hours to provide investors all over the world with current quotes

Frequent Issuer status for U.S. market

- Instantaneous and cost effective access to U.S. capital markets
- U.S. distribution under Rule 144A and filing for exemption under Rule 12g3-2(b)
- Increased transparency for investors: Regular filing of information with SEC

OTC Bond Options

- The Joint Leads in Global Pfandbrief No. 7 as with other DePfa Globals will provide investors with tradable prices for OTC bond options on request or on Reuters screens. This feature should facilitate the growing investor interest in option based trading strategies in the Jumbo Pfandbrief market and should further increase the attractiveness of the underlying global issue

DePfa Group

Press Release

Contact:
Hanno Strube
Telephone: ++49 611 348 2373
Hanno.Strube@depfa.com

Ratings for DePfa raised

- Positive reaction from Moody´s on DePfa´s restructuring plan -

Wiesbaden, 26 January 2001 - Following the announcement of a restructuring of DePfa Group Moody´s has raised DePfa-Bank Europe´s long term ratings as well as the long term rating outlook for DePfa Deutsche Pfandbriefbank. Moody´s views the proposed split of the public sector and property activities of DePfa Group very positively and indicated that the positive rating actions are based both on a better earnings profile in the future and on more immediate restructuring steps.

The following ratings were raised:

		From	To
DePfa-Bank	Long Term	A1	Aa3
Europe plc.,	Outlook	negative	stable
Dublin	Financial Strength	D+	C+ positive outlook
DePfa Deutsche	Long Term	Aa3	Aa3
Pfandbriefbank AG,	Outlook	negative	stable
Wiesbaden	Financial Strength	C+	C+ positive outlook

DePfa-Bank Europe, now rated in the AA-Category by two major Rating Agencies, will be able to enhance its profile in the capital markets.

DePfa Group

Press Release

Contact:
Ronald ten Bokum
Robbert Bergmann
Telephone: ++3120 301 6560
Fax: ++3120 301 6561
Robbert.Bergmann@DePfa.com

DePfa Europa Fonds Nr. 1 acquires two office buildings in Rome

Wiesbaden, 8 January 2001 - DePfa Europa Fonds Nr. 1, a Euro 500 million property investment fund, has acquired two inter-linked office buildings on the Via Laurentina/ Via Sapori in the prime office district in Rome. The buildings have a net lettable area totalling ca.16,500 m^2 and more than 300 car parking spaces.

The buildings are let to A.C.I., the Automobile Club of Italy, and Datamat, a successful IT company, respectively. Datamat own a third building in the complex directly. Gross income amounts to over Euro 3 million. The buildings are located in the capital city's principal business/office district, the EUR, where many of the City's international companies are represented. There is currently a scarcity of good quality office buildings to let in Rome.

A spokesman from DePfa Property Services B.V., the fund manager based in Amsterdam, stated that rents had increased significantly over the last few years and that, as a result of continuing low vacancy rates for Grade A space, further strong growth was expected.

The buildings were acquired at a net yield of just under 7%.

PRESS RELEASES

2002

Aareal Bank AG – IPO crowns split from DePfa Group

2002 | 2001 | 2000 | 1999

Wiesbaden, 17 June 2002 - Aareal Bank AG
Aareal Bank (formerly DePfa Bank AG) shares were listed for the first time on the Frankfurt Securities Exchange under German securities code 540 811 on 17 June 2002.

This real estate bank group, which has a pro-forma volume of business exceeding EUR 40 billion, has moved away from the business model used by traditional mortgage banks. Aareal Bank has deliberately positioned itself not as a pure commercial bank with lending activities utilizing a classic "buy and hold" strategy; on the contrary, it is pursuing the role of a property specialist active in international markets. Asset Management and real-estate related services, in particular Consulting and IT Services, are just as important as lending activities.

CEO Karl-Heinz Glauner emphasizes: "We are not a commercial bank focused on balance-sheet growth. Securitization and syndication play a key role. We are also not a mortgage bank; with our three divisions, we are able to provide our customers with a comprehensive range of products and services, which go far beyond what mortgage banks have to offer."

On a pro-forma basis, Aareal Bank Group reported a net income for 2001 of EUR 118 million (EUR 5 million in the previous year). For the current fiscal year, an RoE after taxes of approximately 9% (2003: about 11% and 2004: about 14%) and a Cost Income Ratio of about 49% are expected. With total liable funds of approximately EUR 2 billion and a core capital ratio of about 6%, the Group considers itself to be well prepared for the further implementation of its corporate strategy.

This year, Aareal Bank has already taken important steps towards a new strategy. One objective is the further intensification of international business. In 2001, the RoE after taxes was 20% in international loan transactions. Especially in the USA, where Aareal Bank has been doing business for 18 months and maintains an agency in New York City, Aareal Bank has recorded high growth rates in new business.

With its own mortgage bank, Aareal Hyp, Aareal Bank will be able to refinance part of its credit portfolio cost-effectively by means of Pfandbriefe later in the year. Other major building blocks of the refinancing services of Aareal Bank include an MTN (Medium Term Note) program with a total volume of EUR 10 billion for longer term commitments, as well as a Commercial Paper program. This will cover short-term refinancing requirements with a volume of EUR 5 billion.

On the basis of its public transactions, Aareal Bank was able to demonstrate during the first six months of this year that the investor base was able to be significantly expanded, both nationally and internationally. "The orientation of Aareal Bank as an international property specialist requires the consistent expansion of funding possibilities on the capital market", according to Glauner. Overall, a volume of more than EUR 3 billion long-term funds were able to be emitted in the first half of the year. This included six public bonds with a total value of EUR 1.5 billion and another 200 million in Polish zloty. With its refinancing strategy, Aareal Bank is impressively demonstrating the fact that its internationalization is not only proceeding with regard to its assets. With different types of bonds, it is proving to be a flexible investment bank and is capable of appealing to very different groups of investors, Glauner went on to say.

Hans Werner Reich (KfW): New Supervisory Board Member of Aarea

2002 | 2001 | 2000 | 1999

Wiesbaden, 17 June 2002 – Hans Werner Reich, chairman of the board of Kreditanstalt für Wiederaufbau (KfW), was appointed to the Aareal Bank supervisory board at this year's annual general meeting. Reich, who was born in 1941 in the Silesian town of Breslau, Germany, joined KfW in 1966 and has been a member of its managing board since 1990. Reich is taking the place of Dr. Thilo Köpfler, who joined Deutsche Bau- und Bodenbank, a predecessor of Aareal Bank, in 1968. Köpfler, who is 63 years old, was last chairman of the managing board of DePfa Bank AG and DePfa Deutsche Pfandbriefbank AG. In 2000 he was appointed a member of the supervisory board.

DEPFA BANK

Press Release

DEPFA BANK strengthens international presence

- Opening of Hong Kong office -

Dublin / Frankfurt, 4 June 2002. DEPFA BANK plc is expanding its activities into Asia with the opening of a liaison office in Hong Kong of DEPFA Investment Bank (DIBL), the investment banking arm of DEPFA. This is planned for September 2002. DEPFA Investment Bank's successful strategy in the transition economies of Eastern Europe since 1998 will be continued in the Asian public finance market. The branch, serving as a geographic hub for the whole region excluding Japan, will originate and distribute choice public sector assets and make full use of DEPFA's strong links with institutional investors worldwide. Furthermore, DEPFA can also gain a foothold in the financing of public infrastructure projects in the region, including in Australia with opportunities in particular in PFI (Public Finance Initiative) transactions where DEPFA has built up a specific area of expertise.

DEPFA BANK plc has also taken its 60% participation in DEPFA Investment Bank to 100% after the sale at book value of DIBL Management's 40% stake, which has been held through a company called Catalina Management Ltd since DIBL was established in 1998. Regardless of the sale of its participation DIBL's management will continue to develop the investment banking business in the new DEPFA.

The last remaining steps in the split-up of DePfa Group are due to be completed in June. On 6 June all shareholders of DEPFA BANK plc will receive free of charge shares in Aareal Bank AG. On 7 June shares of DEPFA BANK will be

traded on a stand-alone basis for the first time i.e. excluding the value of Aareal Bank. The listing proper of Aareal Bank on the Frankfurt Stock Exchange is scheduled for 17 June. The separate listing marks the formal completion of the split of DePfa Group. DEPFA BANK plc and Aareal Bank AG are hereupon completely independent specialist banking groups, each operating in their respective areas of public finance and property finance. The new Group structure will strengthen the business model of DEPFA BANK plc and fuel its development as a leading international provider of financial services to the public sector.

Company profile

DEPFA BANK plc is one of the leading providers of financial services to the public sector worldwide. DEPFA BANK, which emerged from the split of DePfa Group, is a public limited company incorporated under Irish law with subsidiaries and branches in many European countries as well as in the USA and Japan. DEPFA's products and services cover the whole range of financing needs of the public sector, from budget financing through infrastructure financing to investment banking. On the basis of a clearly focused business model DEPFA BANK enjoys a strong position in an attractive sector characterised by few successful market participants.

Stock exchange: Frankfurt/ Main
Securities codes: 765 818 (REUTERS DEPF.DE, Bloomberg DEP GR)

Contacts:

Head of Corp. Communic.
Hanno Strube
Tel.: +49 69 5006 2020
Hanno.Strube@depfa.com

Investor Relations
Marc Towner
Tel.: +49 69 5006 2077
Marc.Towner@depfa.com

Media Relations
Henrik Hannemann
Tel.: +49 69 5006 2189
Henrik.Hannemann@depfa.com

Aareal Bank

DEPFA BANK

Contacts:

Head of Corporate Communications
Frank Weber
Tel. +49 611 348 2389
frank.weber@aareal-bank.com

Investor Relations and Press
Jürgen Junginger
Tel. +49 611 348 2636
juergen.junginger@aareal-bank.com

Contacts:

Head of Corporate Communications
Hanno Strube
Tel. +49 69 5006 2020
hanno.strube@depfa.com

Investor Relations
Marc Towner
Tel. +49 69 5006 2077
marc.towner@depfa.com

Press
Henrik Hannemann
Tel.: +49 69 5006 2189
henrik.hannemann@depfa.com

Press Release

DEPFA BANK and Aareal Bank with good first quarter 2002 earnings

- Last quarterly statement as a single entity -

Frankfurt and Wiesbaden, 15.05.2002. – DEPFA BANK plc / Aareal Bank AG
In its final quarterly financial statement DePfa Group reported a 1.3% increase in net income to € 76 m. After stripping out the one-off gain in the sale of its participation in Deutsche Börse (€ 19 m after tax) in the first quarter 2001 the increase amounted to 35.7%.

In **public finance (DEPFA BANK plc)** income before tax improved by 31.4% year-on-year to € 92 m. Whereas net interest income including interest from derivative instruments decreased by 4.8% to € 59 m (due to a slightly lower treasury result) net other income and expenditure rose strongly from € 6 m to € 50 m. Other income includes the realisation of valuation gains from the placing of assets. Administrative expenses increased by € 3 m to € 17 m. Return on equity in the first quarter amounted to 32.3% on an annualised basis (vs. 33.6%).

In the **property business (Aareal Bank AG)** income before tax amounted to € 41 m (vs. € 31 m in Q1 2001). Net interest income including interest components from the trading result improved by 36.6% to € 112 m (Q1 2001: € 82 m). Administrative expenses increased by 8.0% to € 54 m due in particular to first-time consolidations. Provisions for loan losses amounted to € 25 m. ROE before tax rose from 11.5% to 15.7%. The cost income ratio improved to 50.0% (from 56.2%).

On a **Group basis** income before tax was € 128 m corresponding to a year-on-year increase of 25.5% after stripping out the one-off sale in the stake in Deutsche Börse. After deducting taxes (€ 45 m) and minority interests (€ 7 m) net income totalled € 76 m. The last financial statement confirms that both in terms of earnings power and profitability both banks are well positioned for their future as independent stand-alone entities.

DePfa Group:

Figures per 31.03.2002 (according to US GAAP)

Earnings in € m	**1.1.–31.03.2002 € m**	**1.1.–31.03.2001 € m**	**% Change**
Total net interest income	174	163	+ 6.7
Total net interest income incl. interest from derivatives	*176*	*148*	*+ 18.9*
Net commission income	31	34	- 8.8
Trading result	- 10	- 2	
of which:			
trading result DePfa Investment Bank	*0*	*16*	
valuation derivatives	*- 12*	*- 3*	
interest	*2*	*- 15*	
Total revenues	**195**	**195**	
Personnel expenditure	60	51	+ 17.6
Other administrative expenses	36	29	+ 24.1
Depreciation on fixed assets	8	8	
Administrative expenditure	**104**	**88**	**+ 18.2**
Other income and expenditure	62	47	+ 31.9
Other income and expenditure excl. gains from sale in Deutsche Börse in Q1 2001	*62*	*15*	*+ 313.3*
Operating profit before provisions	**153**	**154**	**- 0.6**
Op. profit before provisions excl. gains from sale in Deutsche Börse in Q1 2001	**153**	**122**	**+ 25.4**
Provisions	25	18	+ 38.9
One-off effect from first-time application of SFAS 133	0	-2	
Income before tax	**128**	**134**	**- 4.5**
Income before tax excl. gains from sale in Deutsche Börse in Q1 2001	**128**	**102**	**+ 25.5**
Taxes	45	47	- 4.3
Taxes excl. gains from sale in Deutsche Börse in Q1 2001	*45*	*34*	*+ 32.4*
Profit attributable to minority interests	7	12	- 41.7
Net income	**76**	**75**	**+ 1.3**
Net income excl. gains from sale in Deutsche Börse in Q1 2001	**76**	**56**	**+ 35.7**
Portfolio (€ m)	**31.03.2002 € m**	**31.12.2001 € m**	**% Change**
Public sector financing	122,087	120,802	+ 1.1
of which international	73,762	72,996	+ 1.0
Property financing	27,006	26,054	+ 3.7
of which international	9,659	9,539	+ 1.3
Outstanding securities including loans taken up	81,602	80,098	+ 1.9
Equity	2,294	2,257	+1.6
Total assets	**179,332**	**180,899**	**- 0.9**
Key ratios	**1.1.–31.03.2002**	**1.1.–31.03.2001**	**% Change**
Cost/income ratio	53.3%	45.1%	
Earnings per share	€ 2.11	€ 2.08	+ 1.4
RoE before tax	23.0%	26.3%	

Segment reporting

Segment reporting by operating unit as of 31.03.2002											
(€ m)	Public Finance		Property business			IT Services		Consolidations/ reconciliations/ other		DePfa Group	
			Property bank	Property bank plus Asset Pool [1]							
	31.03.2002	31.03.2001	31.03.2002	31.03.2002	31.03.2001	31.03.2002	31.03.2001	31.03.2002	31.03.2001	31.03.2002	31.03.2001
Total net interest income	63	97	120	106	62	0	0	5	4	174	163
Net commission income	0	2	8	8	9	30	29	-7	-6	31	34
Trading result	-4	-21	-6	-6	19					-10	-2
-of which trading result DePfa Investment Bank	*0*	*16*								*0*	*16*
-of which valuation derivatives	*0*	*-2*	*-12*	*-12*	*-1*					*-12*	*-3*
-of which interest	*-4*	*-35*	*6*	*6*	*20*					*2*	*-15*
Administrative expenditure	17	14	54	54	50	29	27	4	-3	104	88
Other income and expenditure	50	6	6	12	9	0	1	0	31	62	47
Provisions for loan losses	0	0	25	25	18	0	0		0	25	18
Non-recurring effect from application of FAS 133								0	-2	0	-2
Net income before tax	**92**	**70**	**49**	**41**	**31**	**1**	**3**	**-6**	**30**	**128**	**134**
-of which income from treasury activities	-2	6	7	7	13					5	19
-of which income from payment transactions						6	4			6	4
Allocated equity	1,113	846	1,017	1,062	1.058	51	51	1	81	2,227	2,036
Cost/income ratio	29.7%	17.3%	44.1%	50.0%	56.2%	99.0%	92.6%			53.3%	45.1%
RoE before tax	32.3%	33.6%	19.7%	15.7%	11.5%	3.8%	24.1%			23.0%	26.3%

[1] Property bank plus property holdings to be sold off

Aareal Bank auf dem DePfa IT Congress 2002 in Garmisch-Partenkir

Garmisch-Partenkirchen, 13. Mai 2002 - Die DePfa IT Services AG, das mit rund 1.000 Mitarbeitern größte Tochterunternehmen der Aareal Bank, lädt bereits im zwölften Jahr in Folge zum DePfa IT Congress nach Garmisch-Partenkirchen ein. Bis zu 1.000 Besucher werden auch in diesem Jahr wieder erwartet. Die Veranstaltung teilt sich auf in den „DePfa IT Congress Inhouse- und Gewerbelösung" vom 13. bis 14. Mai 2002 für Kunden, die die IT-Lösungen der DePfa IT Services im eigenen Unternehmen installieren und anwenden sowie in den „DePfa IT Congress Outsourcing-Lösung" vom 15. bis 16. Mai für Unternehmen, die auf das Application Service Providing (ASP) und das Rechenzentrum der DePfa IT Services zugreifen. Durch die Anfang dieses Jahres gestartete Partnerschaft mit SAP, bei der eine einheitliche Software-Lösung für die Immobilienwirtschaft gemeinsam entwickelt und vermarktet wird, gibt es diese Trennung in den nächsten Jahren nicht mehr.

„Den Wandel gestalten" lautet das Motto des diesjährigen Kongresses: „Die Immobilienwirtschaft sieht sich heute und in Zukunft umfassenden Veränderungen gegenüber. Wir möchten Unternehmen mit unseren Consulting- und IT-Lösungen dabei unterstützen, den Umbruch von der reinen Immobilienverwaltung zum aktiven Immobilienmanagement zu meistern," so Karl-Heinz Glauner, Vorstandsvorsitzender der Aareal Bank und Aufsichtsratsvorsitzender der DePfa IT Services.

Als Konzernmutter der DePfa IT Services ist die Aareal Bank mit einem Stand und mit Vortragsreihen auf dem DePfa IT Congress vertreten. Die drei Schwerpunktthemen zu denen Spezialisten der Aareal Bank am Stand und in Vorträgen Rede und Antwort stehen sind in diesem Jahr: „die Bedeutung der Gesetzesnovelle Basel II für Immobilienratings", „das wettbewerbliche Bieterverfahren und die Möglichkeiten der Bestandsoptimierung durch Immobilien Investment Beratung" sowie „Consulting & Processing für die Wohnungs- und Immobilienwirtschaft".

Vortragsveranstaltungen der Aareal Bank auf dem DePfa IT Congress:

Karl-Heinz Glauner, Vorstandsvorsitzender der Aareal Bank und Aufsichtsratsvorsitzender der DePfa IT Services zeigt die jüngsten Entwicklungen der Aareal Bank und der DePfa IT Services auf.
Donnerstag, 16. Mai 2002, 10.25 Uhr

Dr. Peter Schaffner, Leiter Wohnungswirtschaft und Immobilien Investment Beratung, Aareal Bank:
Consulting & Processing für die Wohnungs- und Immobilienwirtschaft
Donnerstag, 16. Mai 2002, 10.25 Uhr

Eitel Kirchbach, Immobilien Investment Beratung, Aareal Bank:
Das Wettbewerbliche Bieterverfahren – Bestandsoptimierung durch Immobilien Investment Beratung
Dienstag, 14. Mai 2002, 9:30 Uhr
Donnerstag, 16. Mai 2002, 11.30 Uhr

Volker Hardegen, Leiter der Filiale Stuttgart der Aareal Bank:

Immobilienrating im Zuge von Basel II
Donnerstag, 16. Mai, 14.15 Uhr

Aareal Bank

DEPFA BANK

Contact:
Jürgen Junginger
Tel.: +49 (0)611 348 2636
juergen.junginger@aareal-bank.com

Contacts:
Hanno Strube
Tel.: +49 (0)69 5006 2020
Hanno.Strube@depfa.com
Marc Towner
Tel.: +49 (0)69 5006 2077
Marc.Towner@depfa.com

Press Release

Split of DePfa Group completed on 17 June 2002

Frankfurt and Wiesbaden 10.05.2002. The separate listing of Aareal Bank shares, planned for 17 June 2002, marks the end of the process in the split-up of DePfa Group. Until this time we would like to draw attention to the following key dates:

15.05.	Release of Q1 2002 figures (Group and business segments)
04.06.	Press conference and investor meeting of DEPFA BANK plc in Frankfurt
due 06.06.	Allocation free of charge of Aareal Bank shares to all shareholders of DEPFA BANK plc
due 17.06.	Listing / commencement of trading of Aareal Bank AG; = separate listing and establishment of two completely independent banking groups

	DEPFA BANK plc	Aareal Bank AG
Stock exchange	Frankfurt/Main	Frankfurt/Main
Ticker code	DEPF.DE (REUTERS)	to be announced shortly
	DEP GR (Bloomberg)	to be announced shortly
Securities code	765 818	540 811

Furthermore, in view of the positive development in profitability of DePfa Group, DEPFA BANK plc plans to pay an interim dividend of € 1.20 per share; from an economic perspective this is equivalent to the dividend for the financial year 2001 as a whole. Last year DePfa Deutsche Pfandbriefbank AG paid a dividend of € 1.00 per share.

DEPFA BANK

Press Release

Contact SFU:
John Kirwan
Telephone: +353 1 6071574
john.kirwan@depfa.com

DEPFA BANK to arrange financing for the largest first-ever PFI learning centre project in Wales

Frankfurt. 8.5.2002. DEPFA BANK is to arrange the senior debt facilities for the preferred bidder on the largest PFI learning centre project in Wales. The concession to be awarded by the Rhondda Cynon Taff County Borough Council will involve the provision of construction and maintenance of two new Welsh language schools, a state-of-the-art community education facility and a day nursery, at Garth Olwg in Church Village, south Wales. The project is expected to have a whole life value in excess of £83 million with capital of approximately £22 million.

Since launching its infrastructure financing activities in 1999, DEPFA has funded some 45 public infrastructure projects with a total volume in excess of EUR 1 bn. Infrastructure financing is one of the core business activities of DEPFA BANK plc, a leading international provider of financial services to the public sector.

Michael A. Kremer named Deputy Chairman of the Board of Aareal B Jochen Erlebach is retiring at 30 June 2002

Wiebaden, 6 May 2002 - With effect from 19 June 2002 Supervisory Board member Michael A. Kremer has been appointed Deputy Chairman of the property specialist bank with international operations. He is director of finance for the Aareal Bank Group, and is also responsible for the field of Asset Management.

After 30 years of service with the DePfa Group, Hans Jochen Erlebach is retiring from the Managing Board of the Aareal Bank AG (previously known as DePfa Bank AG) on 30 June 2002. Erlebach has been a member of the bank's managing board since 1990; at the end, he was responsible for the bank's Treasury activities. His duties will be assumed by Christof Schörnig.

Aareal Bank, which originates from the division of the DePfa Group, is going to have its own mortgage bank subsidiary, to be known as Aareal Hyp AG, as of the summer of 2002, thus significantly expanding its refinancing activities. „We are pleased to report that Mr. Erlebach will continue to make his expertise available to the Group after his retirement from the Managing Board of Aareal Bank. During the start-up phase for Aareal Hyp, he will be a member of its Managing Board and later become a member of its Supervisory Board," explained Karl-Heinz Glauner, the Chairman of the Aareal Bank Managing Board.

Aareal Bank is a real estate bank with operations in 17 countries around the world. Its main fields of activity comprize Structured Finance, Asset Management and Consulting & IT Services.

Main Triangel/Frankfurt: Bürogebäude mit 33.000 qm Bruttogeschos entsteht - Joint Venture von Bouygues Immobilien und Aareal Bank

2002 | 2001 | 2000 | 1999

Frankfurt, 2. Mai 2002 - Heute wird der symbolische Grundstein für das Bürohaus Main Triangel am Frankfurter Deutschherrnufer gelegt. Das Joint Venture Objekt von Bouygues Immobilien Deutschland und Aareal Bank mit einer Bruttogeschossfläche von rund 33.000 qm soll im vierten Quartal 2003 fertiggestellt werden. Das Investitionsvolumen beläuft sich auf circa 120 Mio €.

Das Gebäude wird die Form eines Triangels haben. Ein sechsgeschossiges Bürohaus wird mit einem vierzehngeschossigen Bürohaus über ein lichtdurchflutetes, überdachtes Atrium miteinander verbunden. Ein attraktives Äußeres erhält das Gebäude durch eine hochwertige Glasfassade. Die in den zurückgestaffelten Geschossen entstehenden Dachterrassen erlauben einen reizvollen Blick auf die Skyline Frankfurts. Die Gesamtmietfläche ist in bis zu 38 Mieteinheiten aufteilbar und ermöglicht flexible Bürokonfigurationen. Das Objekt wird mit einem umweltfreundlichen, computergesteuerten Energie-Management ausgestattet.

Das Deutschherrnufer im Stadtteil Sachsenhausen gilt als einer der entwicklungsstärksten Bürostandorte in Frankfurt am Main. "Die Lage mit direktem Blick auf das Bankenviertel und den neuen Standort der Europäischen Zentralbank sowie guter Verkehrsanbindung ist prädestiniert für erstklassige Mieter, die Anspruch, Individualität und Moderne miteinander verbinden" so Hermann J. Merkens, stellvertretendes Vorstandsmitglied der Aareal Bank.

Die Aareal Bank ist eine führende, international operierende Immobilienbank mit Stammsitz in Wiesbaden. 2.000 Mitarbeiter sind in zwölf europäischen Ländern sowie in Nordamerika präsent. Das pro forma Geschäftsvolumen beläuft sich auf 40 Mrd €. Hervorgegangen ist die Aareal Bank aus der gesellschaftsrechtlichen Trennung der DePfa Gruppe in eine Staatsfinanzierungs- und eine Immobilienbank, die bis Juni 2002 vollständig vollzogen sein wird.

Die Bouygues Immobilien GmbH Deutschland gehört zur französischen Gesellschaft „Bouygues Immobilier", dem Unternehmenszweig von Bouygues S.A., der sich mit Immobilienprojektentwicklungen im Wohnungs-, Gewerbe- und Bürobau beschäftigt. Bouygues Immobilien Deutschland hat unter anderem die Projektentwicklung der Berliner Friedrichstadtpassagen begleitet. Der Bausektor ist mit einem Umsatz von rund 6,3 Mrd € in 2001 (inklusive Immobiliensektor) das Ursprungsgeschäftsfeld des französischen Mischkonzerns Bouygues, welcher verteilt über alle Geschäftsfelder im Jahr 2001 einen Umsatz von 20,5 Mrd € erzielt hat.

DEPFA BANK

Investor Relations Release

Contacts:
Hanno Strube
Phone: +49 (69) 5006-2020
Hanno.Strube@depfa.com
Marc Towner
Phone: +49 (69) 5006-2077
Marc.Towner@depfa.com

New Management Board for DEPFA Deutsche Pfandbriefbank AG

Frankfurt/Main, 2 May 2002 – The Supervisory Board of DEPFA Deutsche Pfandbriefbank AG has appointed Messrs **Marcel Morschbach** (48) and **Carsten Samusch** (38) as Members of the Management Board, with effect from 19 June 2002.

DEPFA Deutsche Pfandbriefbank AG is the former parent company of DePfa Group in its current structure. With the implementation of the split of DePfa Group into a Public Finance Bank (DEPFA BANK plc, Dublin) and a Property Bank (Aareal Bank AG, Wiesbaden) it has recently become a subsidiary of DEPFA BANK plc. Within the structure of the new Public Finance Bank Group, DEPFA Deutsche Pfandbriefbank AG will be responsible for budget financing in Germany, and for the Group's long-term funding.

Dr Marcel Morschbach joined the Management Board of DePfa IT Services AG in August 2000, and was appointed Deputy Chairman in April 2001. Prior to joining the DEPFA Group, he had been a Member of the Management Board of Beneficial Bank AG, Stuttgart, and had previously held various management positions in the domestic and international businesses of Bayerische Vereinsbank AG. On the Management Board of DEPFA Deutsche Pfandbriefbank AG, Dr Morschbach will be responsible for the Lending Business, Human Resources and Accounting.

Carsten Samusch has been Head of Treasury at DEPFA Deutsche Pfandbriefbank AG since October 2001. Having held various management positions in the fixed-income business of Commerzbank AG in Frankfurt and Tokyo, he joined DEPFA Group from GZ-Bank in Frankfurt, where he was Head of Fixed Income. On the Management Board of DEPFA Deutsche Pfandbriefbank AG, Carsten Samusch will be responsible for the bank's entire capital markets activities.

The split of the DePfa Group requires the clear and complete separation of the executive bodies of both new banks. Upon completion of the split, all members of the existing Management Board of DePfa Deutsche Pfandbriefbank AG will have joined the respective parent companies of the two new groups, and will thus be members of either the Board of Directors of DEPFA BANK plc, or of the Management Board of Aareal Bank AG.

Aareal Bank finanziert den Immobiliendeal "Alte Haide" in München

2002 | 2001 | 2000 | 1999

Wiesbaden, 25. April 2002 - Die Aareal Bank finanziert den Kauf der Alte Haide Baugesellschaft mbH durch die PATRIZIA Immobilien AG. Die Alte Haide Baugesellschaft besitzt rund 300 Wohn- und Geschäftsgebäude im Großraum München. Verkäufer ist die Mannesmann Demag Krauss Maffei AG. Die Aareal Bank hat die Unternehmensgruppe PATRIZIA hiermit zum wiederholten Male beim Kauf von größeren Wohnungsbeständen begleitet. Ein Teil des Vertragsbestandes soll den Mietern im Rahmen der sozialverträglichen Wohnungsprivatisierung zum Kauf angeboten werden; gleichzeitig soll in größerem Umfang neuer Wohnraum geschaffen werden.

Die Aareal Bank mit Sitz in Wiesbaden stellt damit abermals ihr Know How im Bereich anspruchsvoller strukturierter Finanzierungen und Portfoliofinanzierungen unter Beweis. Neben Immobilienfinanzierungen bietet die international operierende Aareal Bank Consultig & IT-Dienstleistungen zur Verwaltung von Wohn- und Gewerbeimmobilien sowie Immobilien Asset Management an.

DEPFA BANK

Press and Investor Relations Release

Contact:
Hanno Strube
Telephone: +49 611 348 2373
hanno.strube@depfa.com
Marc Towner
Telephone: +49 611 348 3249
marc.towner@depfa.com

DEPFA Holding plc changes name to DEPFA BANK plc

Wiesbaden. 9.4.2002. DEPFA Holding plc, the new parent company of DEPFA Group, has changed its name to DEPFA BANK plc and obtained a banking licence from the Irish authorities. This is one of the last remaining key measures prior to the final split of DEPFA Group, scheduled for June 2002 when shareholders of DEPFA BANK plc will receive shares in the property bank, Aareal Bank AG, on a 1:1 basis. At this point DEPFA BANK plc will be the parent of the public finance group only and the split with Aareal Bank AG will be complete.

All details relating to the share of DEPFA BANK plc remain unchanged. The share will continue to trade on the Frankfurt Stock Exchange under the securities code 765 818 (ISIN IE 007 255 999 4, REUTERS RIC DEPF.DE, Bloomberg: DEP GR).

DePfa Group

Press and Investor Relations Release

Contacts:
Hanno Strube
Telephone: +49 611 348 2373
hanno.strube@depfa.com
Frank Weber
Telephone: +49 611 348 2389
frank.weber@aareal-bank.com
Jürgen Junginger
Telephone: +49 611 348 2636
juergen.junginger@aareal-bank.com
Marc Towner
Telephone: +49 611 348 3249
marc.towner@depfa.com

DePfa Group: preliminary results for 2001 financial year
Net profit before minorities up 72% to EUR 322 m

Wiesbaden. 4 April 2002. The last full financial year of DePfa Group before the split into two new banking groups this summer was very successful; Net profit before minorities increased by 72.2% to EUR 322 m, ahead of company forecasts of approximately EUR 280 m.

Total net interest income grew strongly by 10.6% to EUR 635 m, driven by higher financing volumes, particularly on the international side of both the public finance and property businesses. Net commission income was flat at EUR 129 m. The net trading result of EUR 95 m, which was up significantly from the 2000 level of EUR 8 m, has also to be seen in the light of the valuation of derivatives resulting from stringent US GAAP hedge accounting regulations. The trading profit at DePfa Investment Bank Ltd reached EUR 30 m (vs. EUR 25 m in 2000).

Administrative expenditure grew in 2001 by 15.0% to EUR 437 m due mainly to the first-time consolidation of Group companies, incentive plans of DePfa Group and a rise in staff and salary levels. An increase in expenditure for IT investments for the public finance bank explains for the most part the rise in other administrative expenses by 6.1% to EUR 139 m.

Other operating income and expenditure produced a strong net positive result of EUR 115 m (vs. EUR 1 m in 2000) due among other things to gains from the sale of securities, a core business in the public finance bank, and the sale of the participation in Deutsche Börse in the first quarter

2001. The costs of the split of DePfa Group have been fully accounted for under this item.

Provisions for loan losses declined by 24.7% to EUR 116 m and were within the revised company estimate of a maximum EUR 120 m.

Earnings in the public finance business improved in 2001 reflecting further progress in traditional budget financing business in Western European markets and success in the investment banking approach. Net income after taxes was up by one third to EUR 220 m, corresponding to a net ROE of 20.3%, calculated on a much higher equity base. Administrative expenditure increased by 21.0% to EUR 92 million due to IT investments, staff recruitment and the impact of incentive plans of DePfa Group in the 2001 financial year. The cost/income ratio of approximately 32% represents a more appropriate level for the independent public finance bank to take maximum advantage of new business opportunities.

Income before taxes of the property business including property holdings to be transferred increased to EUR 116 m (2000: EUR -33 m). The cost/income ratio improved markedly from 60.2% to 51.5%. ROE before taxes amounted to 11.3% and after taxes to 7.7%. Property financing volumes increased to EUR 25 bn, with international financings the main engine of this growth, as in the previous year. In 2001 volumes of synthetic securitisations reached in total EUR 3.2 bn, meaning that though they remained on the balance sheet from an accounting point of view pressure on risk assets was reduced.

Group net income totalled EUR 291 m, up by nearly 90% on 2000. DePfa Group proposes to pay an increased dividend of EUR 1.10 per share for the year 2001 (2000:EUR 1.00).

DePfa Group:
Preliminary figures for the 2001 financial year (according to US GAAP)

Earnings	1.1.–31.12.2001 EUR m	1.1.–1.12.2000 EUR m	% Change
Total net interest income	635	574	10.6
Net commission income	129	128	0.8
Trading result	95	8	
Total revenues	**859**	**710**	**21.0**
Personnel expenditure	261	216	20.8
Other administrative expenses	139	131	6.1
Depreciation on fixed assets	37	33	12.1
Administrative expenditure	**437**	**380**	**15.0**
Other income and expenditure	115	1	
Operating profit before provisions	**537**	**331**	**62,2**
Provisions	116	154	-24.7
Non-recurring effect from first-time application of FAS 133	-3	0	
Net income before tax	**418**	**177**	**136.2**
Tax on earnings	96	-10	
Profit attributable to minority interests	31	32	-3.1
Group net income	**291**	**155**	**87.7**
Portfolio	**31.12.2001 EUR m**	**31.12.2000 EUR m**	**% Change**
Public sector financing	120,675	112,373	7.4
of which international	72,944	64,530	13.0
Property financing	25,353	23,096	9.8
of which international	9,539	7,873	21.2
Outstanding securities including loans taken up	81,026	81,797	-0.9
Equity	2,425	1,990	21.9
Total assets	**180,261**	**156,446**	**15.2**
Key figures	**2001**	**2000**	**% Change**
Cost/income ratio	51.1%	53.5%	-4.5
Earnings per share	8.08 €	4.31 €	87.5
RoE after tax	13.4%	8.1%	

Segment reporting by operating unit as of 31.12.2001

EUR m	Public Finance		Property business: Property bank	Property business: Property bank plus Asset Pool*		IT services		Consolidations/ reconciliations/others		DePfa Group	
	31.12.01	31.12.00	31.12.01	31.12.01	31.12.00	31.12.01	31.12.00	31.12.01	31.12.00	31.12.01	31.12.00
Total net interest income	251	214	419	362	343	-1	0	23	17	635	574
Net commission income	-3	5	38	38	36	124	108	-30	-21	129	128
Trading result	42	43	53	53	-35					95	8
of which trading result DePfa Investment Bank	*30*	*25*								*30*	*25*
of which valuation derivatives/SFAS 133	*20*	*5*	*106*	*106*	*-30*					*126*	*-25*
of which: interest	*-8*	*13*	*-53*	*-53*	*-5*					*-61*	*8*
Administrative expenditure	92	76	234	234	207	116	104	-5	-7	437	380
Other income and expenditure	68	4	20	13	-15	5	5	29	7	115	1
Provisions for loan losses		-1	116	116	155	0	0		0	116	154
Non-recurring effect from application of FAS 133								-3		-3	
Net income before tax	**266**	**191**	**180**	**116**	**-33**	**12**	**9**	**24**	**10**	**418**	**177**
of which: income from treasury activities	*38*	*-6*	*32*	*32*	*28*					*70*	*22*
of which: income from payment transactions						*22*	*15*			*22*	*15*
Taxes	46	29	64	38	-44	10	8	2	-3	*96*	-10
Minority interests								31	32	*31*	32
Net income	**220**	**162**	**116**	**78**	**11**	**2**	**1**	**-9**	**-19**	**291**	**155**
Allocated equity	1.082	789	986	1.031	1.034	51	51	7	50	2.171	1.924
Cost/income ratio	31,9%	29,1%	45,8%	51,5%	60,2%	94,0%	96,8%			51.1%	53,5%
ROE before taxes	24,5%	24,2%	18,4%	11,3%	-3,2%	23,9%	17,0%			19,3%	9,2%
ROE after taxes	20,3%	20,5%	11,9%	7,7%	1,1%	4,7%	1,8%			13,4%	8,1%

*Property bank plus property holdings to be sold off

Joint Venture der Aareal Bank mit Specker Bauten: Revitalisierung d Bogens", eines ehemaligen Postgebäudes in Nähe des Potsdamer P

2002 | 2001 | 2000 | 1999

Berlin, Wiesbaden, 02.04.2002 - Die Aareal Bank AG (vorher DePfa Bank AG) ist zusammen mit der Berliner Immobiliengesellschaft Specker Bauten AG ein Joint Venture eingegangen, um in zentraler Berliner Innenstadtlage ein ehemaliges Objekt der Deutschen Post AG, das die Specker Bauten AG Ende 2001 erworben hat, zu revitalisieren. Specker Bauten und Aareal Bank sind zu gleichen Teilen an dem Projekt beteiligt. Das Gebäude „Anhalter Bogen" liegt am „Anhalter Bahnhof" in der Möckernstaße, Ecke Hallesche Straße – in Nähe des Potsdamer Platzes und gegenüber dem Neuen Tempodrom. Die in den dreißiger Jahren erbaute Immobilie hat eine denkmalgeschützte Fassade und verfügt über eine Bruttogeschossfläche von ca. 15.000 qm. Das Objekt wird vollständig revitalisiert und als Bürogebäude im Loftstil ausgebaut. Eine Tiefgarage mit 100 Parkplätzen wird neu errichtet. Projektstart ist im April 2002. Die Fertigstellung ist für Mitte 2003 geplant. Ziel ist es, das Objekt vollvermietet als Endinvestment am Markt zu platzieren. Mit der Vermietung ist das international tätige Maklerunternehmen DTZ Zadelhoff Tie Leung GmbH beauftragt worden.

Dies ist bereits das vierte Joint Venture der Aareal Bank im Bereich der Revitalisierung von Bestandsimmobilien bzw. der Projektentwicklung und Errichtung von Neubauten in Deutschland. Die Immobilienbank mit Hauptsitz in Wiesbaden bietet neben Immobilienfinanzierungen auch Immobilien Asset Management sowie Consulting und Dienstleistungen an. 2.000 Mitarbeiter sind in zwölf europäischen Ländern sowie in Nordamerika präsent. Die Bank verfügt über ein pro forma Geschäftsvolumen von rund 40 Mrd €. Hervorgegangen ist die Aareal Bank aus der gesellschaftsrechtlichen Trennung der DePfa Gruppe in eine Staatsfinanzierungs- und eine Immobilienbank, die bis Juni 2002 vollständig vollzogen sein wird. Die Specker Bauten AG ist eine in Deutschland und Polen tätige Immobiliengesellschaft, die mit ihren Tochtergesellschaften Dienstleistungen in den Bereichen Development, Investment und Fondsmanagement anbietet. Das 1969 gegründete Berliner Unternehmen mit über 100 Mitarbeitern betreut zur Zeit im Development ein Projektvolumen von ca. 180 Mio €. Nach Übernahme der GKB Treuhand- und Geschäftsführungs-GmbH 2001 sowie der GG-Grundsfonds Verwaltungs GmbH Anfang 2002 managt Specker ein Investitionsvolumen von ca. 2 Mrd € für 13.700 Gesellschafter.

DePfa Group

Press Release

Contact:
Hanno Strube
Telephone: +49 611 348 2373
hanno.strube@depfa.com
Frank Weber
Telephone: +49 611 348 2389
frank.weber@aareal-bank.com
Jürgen Junginger
Telephone: +49 611 348 2636
juergen.junginger@aareal-bank.com
Marc Towner
Telephone: +49 611 348 3249
marc.towner@depfa.com

Share exchange an outstanding success

- 98.1% of shares exchanged -

Wiesbaden, 19 March 2002

The share exchange of DePfa Group went extraordinarily well. A total of 98.1% of the DePfa Deutsche Pfandbriefbank AG shares had been tendered for exchange in the new parent company DEPFA Holding plc at the close of the acceptance period. This ranks as one of the most successful share exchange transactions ever executed in corporate Germany. The way is now clear for the final step in the split of DePfa Group into two separate banks; DEPFA BANK plc for public finance and Aareal Bank AG for property business in June/July of this year. At this time shareholders of DEPFA Holding plc will in addition receive shares in Aareal Bank on a 1:1 basis.

DEPFA Holding plc begins trading on 20 March on the Frankfurt Stock Exchange and has the securities code 765 818 (ISIN IE 007 255 999 4, REUTERS RIC DEPF.DE, Bloomberg: DEP GR).

Aareal Bank to lead manage Doblinger/Monachia deal - Mandate for € 374 million equity-backed transaction

Wiesbaden, 18 March 2002 - Aareal Bank has acted as arranger and counderwriter for what has been one of the landmark property participation deals during the last months. Recently, Munich-based property company, Bayerische Städte- und Wohnungsbau GmbH, a subsidiary of the Doblinger Group of companies, acquired a 92.3 percent stake in Monachia Grundstücks AG, from Allianz and Hochtief. Monachia owns approx. 1,500 flats and around 500 commercial properties.

As the lead manager of the deal, Aareal Bank structured the € 374 million loan to Doblinger Group, and jointly funded it with another bank. The acquisition finance package was collateralised using Monachia AG shares. In addition to structuring know-how, this transaction required analysing complex economic circumstances, as well as the legal structure of the companies involved.

Aareal Bank AG (formerly known as DePfa Bank AG) is one of Europe's leading specialist property banks. With this deal, Aareal Bank has once again demonstrated its expertise in developing and implementing complex structured property finance solutions. In addition to property lending, the Property Bank being created as a result of the split of DePfa Group also offers property asset management, consulting and other services to the property management sector.

Dr. Manfred Alflen is head of DePfa IT Services

2002 | 2001 | 2000 | 1999

Mainz, 12th March 2002 - Dr. Manfred Alflen will assume the chairmanship of the Managing Board of the leading IT-System vendor to the real estate industry on 15 March 2002. The DePfa IT Services AG is a wholly-owned subsidiary of the Aareal Bank, which specializes in real-estate. Alflen's last held the position of member of the managing board of MSH International Services AG and has been a member of the EDS Gruppe management team since 1998.

"Strategically speaking, DePfa IT Services is especially important to Aareal Bank. This is why we are pushing the reorientation of this Group subsidiary. With Dr. Alflen, we have acquired a CEO, who will set new strategic accents on the continuity of our strengths," according to Karl-Heinz Glauner, Chairman of the Supervisory Board. In particular, this includes the joint development and marketing of software solutions for the real estate industry in partnership with SAP, which commenced under Dr. Marcel Morschbach, temporary Chairman of the Managing Board.

About DePfa IT Services: DePfa IT Services AG is Germany's leading IT-System vendor for the management of residential and commercial properties. The product and services portfolio covers all aspects of the commercial and technical requirements of the business segments: Software, E-Business, Outsourcing and Consultig.

In order to strengthens the leading position and for expansion of the international business, the wholly-owned subsidiary of the Aareal Bank and SAP have agreed on a long term partnership for the development and marketing of a software solution for the real estate business. The core of the cooperation is, that the new solution will be based on mySAP.com-Plattform and mySAP Financials Real Estate and will be completed by special real estate business components supplied by DePfa IT Services.

Close to 50,000 users Europe wide, manage approximately 6.5 Million apartments and commercial units. The IT-supplier of Aareal Bank is present in many locations in Germany and Europe and employs approximately 1000 staff, 20 percent outside Germany. The company is based in Mainz. Revenues for the year 2001 totalled 175 Mio €, the EBIT was 15 Mio €.

Dr. Manfred Alflen, chairman of the Managing Board of DePfa IT Services

DePfa Group

Investor Relations Information

Contact:
Hanno Strube
Telephone: +49 611 348 2373
hanno.strube@depfa.com
Jürgen Junginger
Telephone: +49 611 348 2636
juergen.junginger@depfa.com
Marc Towner
Telephone: +49 611 348 3249
marc.towner@depfa.com

Important reminder:
Second exchange offer period ends Wednesday, 13 March 12.00 CET

Wiesbaden, 12 March 2002
So far, more than 96% of outstanding DePfa shares have been tendered for exchange in the new parent company, DePfa Holding plc. If you still have not tendered your DePfa shares, please make sure that you do so by the end of the deadline.

Only a very small number of shareholders have decided not to tender and to take up the option to buy Aareal Bank shares later (this right of purchase was only made available during the first exchange offer period). Approximately 100,000 shares have been registered for this option. If you are one of these shareholders or if you have any questions, please do not hesitate to contact us.

Please note that for technical reasons trading in tendered DePfa shares will be suspended on 18 and 19 March. As of 20 March DePfa Holding plc will then be listed on the Frankfurt Stock Exchange and will have the securities code 765 818 (ISIN IE 007 255 999 4, REUTERS RIC DEPF, Bloomberg: DEP GR).

DePfa Bank AG
is Aareal Bank

Contacts:
Frank Weber
Phone: + 49 611 348 2389
frank.weber@aareal-bank.com
Jürgen Junginger
Phone: + 49 611 348 2636
juergen.junginger@aareal-bank.com
Stefanie Walter
Phone: + 49 611 348 2674
stefanie.walter@aareal-bank.com

Press Release

Intensification of Aareal Bank's new International Logistics Financing business operation

Wiesbaden, 26 February 2002 - Dr. Thomas Steinmüller has been appointed head of the sector "International Logistics Financing" of Aareal Bank (formerly known as DePfa Bank) at the beginning of February. Together with an international team of experts, the specialist property bank will provide logistics operators, investors and developers an innovative combination of logistics expertise and financing know-how. This new sector comprises specialists from both property banking and the logistics industry.

Steinmüller was previously employed as an advisor to international logistics operators and awarded his doctorate from Prof. Dr-Ing. Helmut Baumgarten at Berlin's technical university.

The logistics industry is experiencing structural change. In the face of increasing global competition, logistics providers are focusing to a greater degree on their core expertise. International accounting regulations and the new guidelines laid down by the Basel II accord result in more stringent equity capital conditions which demand that traditional strategies are reconsidered and hidden reserves disclosed.

Aareal Bank's structured total solutions comprise advisory and financing solutions, for logistics projects in particular. This includes both new construction projects and existing project modernisation, thereby optimizing management and ownership of the logistics operators' equipment, property and facilities. At the same time, the team will assist in determining suitable investors and financing models for restructuring logistics property positions. In addition to co-ordinating suitable investors, outsourcing partners and companies, Aareal Bank provides financing models tailored to meet their requirements.

Besides the logistics team, Aareal Bank has two further specialized financing divisions, namely International Hotel Financing and a group of experts who are responsible for shopping center financing.

DePfa Group

Press Release

Contacts:
Hanno Strube
Telephone: +49 611 348 2373
hanno.strube@depfa.com
Frank Weber
Telephone: +49 611 348 2389
frank.weber@depfa.com
Jürgen Junginger
Telephone: +49 611 348 2636
juergen.junginger@depfa.com
Marc Towner
Telephone: +49 611 348 3249
marc.towner@depfa.com

Highly successful share exchange for DePfa
Preliminary quota of over 95% after end of first acceptance period

Wiesbaden. 21 February 2002 - The share exchange of DePfa was a great success. Based on the official quota of tendered shares reported by Clearstream Banking as well as on returns of acceptances received by the custodian banks today over 95% of DePfa shares have been tendered for exchange, well in excess of the minimum 90% required for the restructuring of the DePfa Group to go ahead. In accordance with the law which came into force at the beginning of this year governing public offers to purchase shares, a grace period for exchanging shares must be granted provided that this quota has been exceeded to give those shareholders who have not yet tendered their shares a last opportunity to do so.

This grace period begins on 26 February and runs through to 13 March 2002 12:00 CET. Tendered shares trade until 15 March under the securities identification number 804 702. For technical reasons trading in DePfa shares will be suspended on 18 and 19 March. As of 20 March DePfa Holding plc will then be listed on the Frankfurt Stock Exchange and will have the securities identification number 765 818.

DePfa Bank AG
is Aareal Bank

Press Release

Contacts:
Frank Weber
Phone: + 49 611 348 2389
frank.weber@aareal-bank.com
Jürgen Junginger
Phone: +49 611 348 2636
juergen.junginger@aareal-bank.com
Stefanie Walter
Phone: + 49 611 348 2674
stefanie.walter@aareal-bank.com

New mortgage administration mandate for Aareal Bank subsidiary

Wiesbaden, 20 February 2002

DePfa Hypotheken-Management GmbH, a wholly-owned subsidiary of Aareal Bank, the specialist property bank (formerly known as DePfa Bank), has won a mandate from EuropeLoan Bank. With immediate effect, Hypotheken-Management GmbH will conduct home-loan processing, property valuations, as well as manage the existing portfolio of mortgage loans for the European bank, which has specialized in Internet-based lending for private customers.

Matthias Dous, Managing Director of EuropeLoan Bank Germany, pointed out that many property finance houses suffer from excessive overheads in terms of administration and staff: "We decided to outsource home-loan processing and property valuation so as to keep the level of fixed costs as low as possible." He emphasized that this, in turn, will enable EuropeLoan Bank to pass on savings to its customers, by offering more favourable lending conditions. Mr. Dous added: "Thanks to optimized processing procedures, and a credit scoring system which automatically assesses our customers and properties, we can now approve loans faster, and in a more qualified way."

The mortgage bank market is currently characterized by low margins and a stagnation in lending volumes; in addition to the decline in new business following the 1998 and 1999 boom years, this has been driven by higher credit risks and runaway IT and back office costs. Joergen Louw-Pedersen, Managing Director of Aareal Bank's subsidiary, explained that mortgage providers for private customers are forced to rethink their role model: "Given that they will no longer be able to afford cost-intensive administrative workflows, we also expect traditional providers of property finance to increasingly turn to outsourcing solutions." Hypotheken-Management, a specialized service provider with a state-of-the-art IT platform, can offer savings of 30 to 50 percent to its customers which are banks and mortgage providers.

Founded in 1999, Hypotheken-Management was the first process manager on the German mortgage bank market. The Aareal Bank subsidiary, with a staff of 50, is one of the largest independent processor in Germany. Its customer base comprises banks (property banks in particular), insurance companies and other financial service providers offering mortgage finance. The company uses state-of-the-art information technology to provide an all-encompassing service of processing and managing existing portfolios of home loans on behalf of third parties. The operational areas of loan processing, management of existing loan portfolios and related payments, and reporting are largely automated, using high-tech operations management systems. This also includes credit scoring and property evaluation tools. Loans are managed electronically, and are accessible in real-time from a variety of locations. The standards of reporting to customers and supervisory authorities meet the requirements of traditional refinancing structures, including Pfandbriefe, and of modern securitization vehicles such as tradable portfolios and mortgage backed securities.

DePfa Group

Press Release

Contacts Public Relations:
Hanno Strube
Tel.: +49 611 348 2373
hanno.strube@depfa.com
Marc Towner
Tel.: +49 611 348 3249
marc.towner@depfa.com

DEPFA recruits Andrew Bride to infrastructure team

Wiesbaden. 20.02.2002 - DEPFA Group

DEPFA Group is pleased to announce the appointment of **Andrew Bride** as a Director of its Special Finance Unit ("SFU") which specialises in financing public sector-related infrastructure. Bride was previously with the EBRD as a Director in the Infrastructure Business Group, where he was closely involved in a number of the major infrastructure financings carried out by this organisation over the last 3 years.

In addition to utilising his recent Central & Eastern European experience for developing new arranging mandates for infrastructure projects in the region, Bride will also work on the origination and execution of mandates throughout Europe, Asia and North America. Bride will be based in DEPFA's London office and will report to Paul Leatherdale.

Since its inception in September 1999, the SFU has financed over 50 projects in 12 countries with signed commitments of approximately €1.6 billion, mainly in the PFI/PPP and the transportation and water sectors. Bride's appointment brings the total number of staff in the team to 14.

DEPFA is currently preparing the complete legal separation of its public sector finance and property businesses into two publicly listed banking groups that will become fully effective by mid-2002. The new public finance banking group will be headed by a parent company in Dublin operating under the name of **DEPFA BANK plc**.

For further information contact:

Paul Leatherdale, Head of Special Finance
Tel: +353.1.6071.535
e-mail: paul.leatherdale@depfa.ie

Andrew Bride, Director, Special Finance
Tel: +44.207. 259.3753
e-mail: andrew.bride@depfa.co.uk

DePfa Bank AG
is Aareal Bank

Press Release

Contacts:
Frank Weber
Tel.: +49 611 348-2389
frank.weber@aareal-bank.com
Tobias Fürstenau
Tel.: + 49 6131 301-647
tfuerstenau@depfa-it.com
Jürgen Junginger
Tel.: +49 611 348-2636
juergen.junginger@aareal-bank.com
Stefanie Walter
Tel.: +49 611 348-2674
stefanie.walter@aareal-bank.com

Karl-Heinz Glauner – New Supervisory Board Chairman of DePfa IT Services

Mainz, 18 February, 2002 – Mr. Karl-Heinz Glauner was elected new Chairman of the Supervisory Board of DePfa IT Services AG. In the course of the split of DePfa Group into a real estate bank and a public finance bank, Dr.Thomas Kolbeck, the former Chairman of the Supervisory Board has left this body. Kolbeck will be Vice Chairman of the Dublin based DePfa Bank Plc.

The wholly-owned subsidiary of Aareal Bank, the property specialist bank, is the leading IT-System vendor to the real estate industry. By assuming the office of the Chairman of the Supervisory Board of Aareal Bank, Glauner illustrates the high strategic importance that this software manufacturer holds for this real estate group.

„As a bank, we have deliberately abandoned the business model of a classic mortgage bank. As a new type of real estate bank, we are consciously exploiting the link between financial and IT Services and are going to benefit from the synergy effects resulting from this move", according to Glauner.

Together with SAP, IT Services agreed to the long-term joint development and marketing of software solutions for the real estate business two weeks ago. This will lead to not only strategic advantages for the software subsidiary, but also to profit performance improvements. An improvement of the net earnings position for this year of up to 10 Mio € is said to be expected.

About DePfa IT Services:
DePfa IT Services AG is Germany's leading IT-System vendor for the management of residential and commercial properties. The product and services portfolio covers all aspects of the commercial and technical requirements of the business segments: Software, E-Business, Outsourcing and Consulting.

Close to 50,000 users Europe wide, manage approximately 6.5 Million apartments and commercial units. The Mainz-based company is present in many locations in Germany and other european countries and employs approximately 1.000 staff, 20 percent outside Germany. The company is based in Mainz. Revenues for the year 2001 totalled 175 Mio €.

DePfa Group

Investor Relations Information

Contact:
Hanno Strube
Telephone: +49 611 348 2373
hanno.strube@depfa.com
Frank Weber
Telephone: +49 611 348 2389
frank.weber@depfa.com
Jürgen Junginger
Telephone: +49 611 348 2636
juergen.junginger@depfa.com
Marc Towner
Telephone: +49 611 348 3249
marc.towner@depfa.com

Important reminder:
Exchange offer ends Wednesday, 20. February 12.00 CET
90% exchange rate required

Wiesbaden, 18. February 2002
So far, 67% of outstanding DePfa shares have been tendered for exchange in the new parent company, DePfa Holding plc. In order to achieve an optimal result and to proceed with the split of DePfa Group, a minimum of 90% of shares must be tendered by Wednesday 20. February, 12.00 CET. If you still have not tendered your DePfa shares, please make sure that you do so by the end of the deadline. If you have any questions, please do not hesitate to contact us.

DePfa Group
Contacts: Treasury
Wally Höfer-Neder
phone: +49 611/ 348-2218
Thor Wicke-Monteverde
phone: +49 611/ 348-2144
fax: +49 611/ 348-2606

Press Release

DePfa launches first Global covered bond of EUR 3 billion under new Global Covered Bond Programme

Wiesbaden, 1st February 2002. - DePfa Deutsche Pfandbrief Bank AG. DePfa Deutsche Pfandbrief Bank AG, the Public Finance Agency, today launched a Global covered bond with a volume of EUR 3 billion and a maturity of just under 5 ½ years (due 16 July 2007). The issue has a coupon of 4.75% and an issue/reoffer price of 99.259 to give a spread of 27 bp over the 6% July 2007 Bund. This issue along with all the other public sector covered bond issues of DePfa carries the highest credit rating of AAA.

A global syndicate structure consisting of three joint lead managers; Dresdner Kleinwort Wasserstein, Goldman Sachs and Schroder Salomon Smith Barney, 5 co-lead banks and a selling group of 8 banks has ensured a broad international placement of the issue.

The split of DePfa Group into two separate and independent public finance and property banks will allow the Public Finance Bank to position itself as a large issuing house, on an equal footing with agency issuers. This repositioning in the capital markets is reflected in a new Global Covered Bond programme, which provides *inter alia* for a minimum of two issues a year, with a minimum size of EUR 3 billion each.

DePfa Bank AG
is Aareal Bank

Press Release

Contact:
Frank Weber
Phone: ++ 49 611/348-2389
frank.weber@aareal-bank.com
Jürgen Junginger
Phone: ++ 49 611/348-2636
juergen.junginger@aareal-bank.com
Stefanie Walter
Phone: ++ 49 611/348-2674
stefanie.walter@aareal-bank.com

Aareal Bank – European Mortgage Backed Deal of the year in 2001

Wiesbaden, 31 January 2002 – Aareal Bank's "Global Hotel One" securitization transaction received the ISR Global Securitization Award from renowned trade publication International Securitization Review (ISR) in London on Wednesday. At the same time, Deutsche Bank AG, which was the lead manager for this deal, also received an award.

"Global Hotel One" saw the first ever pooling of commercial mortgages from various continents in a single securitization transaction. The portfolio amounting to 1.1 billion € comprises 30 individual loans for the financing of 36 top class business hotels in seven countries in Western Europe and the USA. The properties are the collateral for the financing. Aareal Bank's specialist hotel financing team was behind the loan origination in each case.

Dr. Ralph Hill, the Management Board member responsible for this transaction, said, "receiving the award for the European Mortgage Backed Deal of the year in 2001 highlights the fact that Aareal Bank has come a long way from being a traditional mortgage bank." While other banks were proudly focusing on increasing total assets, Aareal Bank had waved good-bye to the buy and hold strategy a long time ago. Dr. Hill went on to explain that the decisive factor was not the size of the bank, but knowing how to use its equity intelligently.

Being granted the most coveted award for asset backed securities products in Europe once again shows Aareal Bank's position as the leading issuer of MBS products in Europe. In 2001, Aareal Bank placed credit risks totalling 3.2 billion € at global level via mortgage backed securities, making it the top issuer in Europe.

DePfa Bank AG
is Aareal Bank

Press Release

Contact:
Frank Weber
Tel.: ++ 49 611/348-2389
frank.weber@aareal-bank.com
Jürgen Junginger
Tel.: ++ 49 611/348-2636
juergen.junginger@aareal-bank.com
Stefanie Walter
Tel.: ++ 49 611/348-2674
stefanie.walter@aareal-bank.com

SAP and DePfa IT Services AG – setting a new standard in the property industry

Mainz/Wiesbaden, Walldorf, 30 January 2002 - SAP and DePfa IT Services AG, a subsidiary of Aareal Bank, have agreed to a long term cooperation for the development and marketing of a software solution for the property industry. "This partnership will exploit the strengths of the two companies", commented Dr. Marcel Morschbach, the Management Board member responsible for Finances at DePfa IT Services. While SAP is the global leader in e-business software solutions, DePfa IT Services is one of the leading providers of software and IT services relating to the management of residential and commercial property. Almost 50,000 users of DePfa software manage around 6.5 million residential and commercial units throughout Europe, Dr. Morschbach explained.

The groups targeted by this partnership include professional property management companies, such as facilities management companies, former non-profit and profit-making residential property companies, property funds and public sector property management companies. According to SAP and DePfa IT Services, these companies will benefit from a new pioneering software solution in the future.

"The cooperation centres on the new software being based on mySAP.com platform and mySAP Financials Real Estate and supplemented by special property related components supplied by DePfa," stated Prof. Dr. Henning Kagermann, Spokesman for the Management Board of SAP. He went on to say that DePfa's property based expertise would enable SAP to target new user groups, in particular SMEs.

Dr. Morschbach pointed out that "the cooperation with SAP will facilitate our entry into new market segments as well as enabling us to considerably accelerate our international expansion." In addition, DePfa IT Services will incur significantly lower software development costs and achieve cost savings resulting in a direct profit and a higher gross yield.

Combining the property expertise of DePfa IT Services and the software expertise of SAP will result in the development of a comprehensive future-oriented solution for the property industry.

Further information for the trade press:
The jointly developed software generation for the property industry will be based on mySAP Financials Real Estate and the comprehensive special functions provided by DePfa IT Services. These special functions will be developed in ABAP, the SAP programming language. The SAP user interface (GUI) will also be supplied, which will enable the enhancement of other sector specific interfaces.

The joint solution will enable the representation of complex, commercial property agreements as well as rental contracts. It will be preconfigured for different types of professional property management companies and as a result can be easily and efficiently implemented at the different companies.

DePfa Group

Investor Relations Information

Contact:
Hanno Strube
Telephone: +49 611 348 2373
hanno.strube@depfa.com

DePfa IT Services: strategic repositioning
- Alliance with SAP -

Wiesbaden/Mainz, 30 January 2002

SAP and DePfa IT Services have concluded a long term cooperation agreement covering joint development and marketing of an IT solution for the property sector.

- Development of standard software by SAP/ After sales, consulting and customer support carried out by DePfa IT Services

- Term of contract runs until 2010 with 5 year cancellation notice period and option to extend

- Continuation of highly profitable deposit-taking business by Aareal Bank AG

- Contract with global coverage: accelerated build-up of international activities, opening of new market segments

- Cost savings of up to EUR 20 million p.a. for 2002 and 2003

- Improvement in earnings of up to EUR 10 million p.a.

DePfa Bank AG
is Aareal Bank

Press Release

Contacts:
Frank Weber
Phone: + 49 (611) 348-2389
frank.weber@depfa.com
Jürgen Junginger
Phone: + 49 (611) 348-2636
juergen.junginger@depfa.com
Stefanie Walter
Phone: + 49 (611) 348-2674
stefanie.walter@depfa.com

Aareal Bank voted Property Bank of the year in Denmark

Wiesbaden, 29.01.2002
Aareal Bank AG (formerly DePfa Bank AG) was awarded the title of 'Property Bank of the Year 2001' in Denmark by the renowned Danish specialist property magazine "Erhvervs Ejendom". Commenting on its decision, the jury emphasised the reputable and systematic manner in which DePfa established its position in the Danish market: "The big German player represents the first choice for financing solutions for many property specialists, while many Danish banks and financial institutions miss out on this opportunity." Aareal Bank has operated in the Danish property financing market for ten years, managing its Danish business from Flensburg in Northern Germany, and from Copenhagen. Since 1993, the bank has approved property loans of approximately € 1.5 billion, of which € 350 million alone were accounted for in 2001.

DePfa's Property and Public Finance Activities operated jointly to date. In view of different target client groups of the two businesses, and considering the requirements of the capital markets, DePfa Group has initiated a split of the divisions into two separate banking groups. This process will be completed in summer 2002. Within the scope of the restructuring, the Property Bank was renamed 'Aareal Bank'. Upon completion of the split, it will be listed independently in the MDAX index segment. In addition to operating in fourteen European countries, the bank is also active in the US and Canada, and intends to continue pursuing its successful strategy of internationalisation.

DePfa Bank AG
is Aareal Bank

Press Release

Contact:
Frank Weber
Tel: ++ 49 611/348-2389
frank.weber@depfa.com
Jürgen Junginger
Tel: ++ 49 611/348-2636
juergen.junginger@depfa.com
Stefanie Walter
Tel: ++ 49 611/348-2674
stefanie.walter@depfa.com

Aareal Bank (former DePfa Bank AG):

Biggest German Issuer of Mortgage Backed Securities

"MedHome 2001" securitisation deal worth € 550 million concluded

Wiesbaden, 24.01.02

Aareal Bank (the former DePfa Bank AG) is further expanding its securitisation activities. At the end of December 2001, the property bank concluded MedHome 2001 as a further private placement worth € 550 million. MedHome is backed by private residential property loans by the bank. The portfolio is the result of a cooperation between Aareal Bank and Deutsche Apotheker- und Ärztebank, hence the name MedHome.

The majority of private clients whose loans have been securitised is in healthcare professions. The credit risk has been transferred to investors in Germany and the UK using credit default swaps which are similar to guarantees. Aareal Bank was also the arranger and lead manager for MedHome. The deal was supported by Standard & Poor's.

DePfa/Aareal had already placed two securitisation transactions in the international capital markets in 2001. One was the securitisation of an international hotel portfolio (commercial mortgage backed securitisation, "Global Hotel One") amounting to € 1.1 billion and the other one was the securitisation of private property financing worth € 1.5 billion (residential mortgage backed securitisation, "Provide Home"). Credit risks from the property finance portfolio totalling approx. € 3.2 billion were therefore transferred to insititutional investors throughout Europe in 2001. This makes Aareal Bank the leading german issuer of mortgage backed securities in the property sector. In 2002, the property bank, which in future is to be listed independently on the stock exchange, intends to further expand its market lead with other innovative transactions.

DePfa Bank AG
is Aareal Bank

Press Release

Contact:
Frank Weber
Phone: +49 611 348-2389
frank.weber@depfa.com
Jürgen Junginger
Phone: +49 611 348-2636
juergen.junginger@depfa.com
Stefanie Walter
Phone: +49 611 348-2674
stefanie.walter@depfa.com

DePfa Bank AG, the Property Bank of DePfa Group to trade under the name of Aareal Bank AG

Wiesbaden, 15 January 2002 – DePfa Group
Following the split of DePfa Group into an organisation comprising public finance and property operations, the Property Bank, previously known as DePfa Bank AG, will trade under a new name: **Aareal Bank AG**. Both the logo and corporate design will remain unchanged. Aar (which stands for eagle in old German) symbolises the link between logo and modern real estate or property specialist. The Public Finance Bank will trade under DePfa Bank plc.

The business model of the Property Bank, with approximately 2,000 employees and pro-forma volume of business exceeding Euro 40bn, differs considerably from that of traditional mortgage banks. Aareal Bank has distanced itself specifically from the operations of a pure commercial bank with lending activities which follow a traditional buy and hold strategy, preferring instead to pursue the role of property specialist active in international markets. Property asset management and property-related services - consulting and IT services in particular – are deemed equally as important as lending.

Karl-Heinz Glauner, Chairman of the Board of Managing Directors of the future Aareal Bank stressed: “We do not adhere to the role model of a commercial bank focused on balance sheet growth. Securitisation and syndication also play a central role. Furthermore, we are not a mortgage bank; the range of products and services provided to clients by our three sectors are by far more extensive. We will continue to invest our energies in the transition to international property specialist. The new name should represent to the world that we are a new innovative bank facing the challenges presented by the market and focusing on the requirements of client, shareholder and employee alike.”

Presseinformation
Press Release

Ansprechpartner/ Contact:
Hanno Strube
Telefon: ++49611/348-2373
hanno.strube@depfa.com
Frank Weber
Telefon: ++49611/348-2389
frank.weber@depfa.com
Jürgen Junginger
Telefon: ++49611/348-2636
juergen.junginger@depfa.com
Marc Towner
Telefon: ++49611/348-3249
marc.towner@depfa.com

Aktienumtausch voraussichtlich vom 19.01. bis zum 20.02.2002

Wiesbaden, 14.01.2002. - DePfa Deutsche Pfandbriefbank AG
Im Hinblick auf das seit Anfang Januar 2002 geltende neue Übernahmegesetz verzögert sich der Beginn des Umtauschverfahrens um wenige Tage. Die Angebotsfrist für den Umtausch der Aktien der DePfa Deutsche Pfandbriefbank AG in Aktien der DePfa Holding plc wird voraussichtlich am 19.01. beginnen und am 20.02.2002 enden.

Share exchange expected from 19.01. to 20.02.2002

Wiesbaden, 14.01.2002 – DePfa Deutsche Pfandbriefbank AG
In view of the recently enacted law regarding takeovers, which took effect at the beginning of January 2002, the starting date for the share exchange process will be postponed by several days. The time limit for the exchange of DePfa Deutsche Pfandbriefbank AG shares into those of DePfa Holding plc will most likely begin on 19.01. and end on 20.02.2002.

Interim Report of DePfa Deutsche Pfandbriefbank AG as at 30 June 2000

DePfa Group

Shareholders



Market capitalisation:
€ 4 bn
36 m shares
60%
40%
8.34% Bayerische Beamten-Lebensversicherung aG
8.34% Schweizerische Lebensvers.- und Rentenanstalt
6.24% Versorgungsanstalt des Bundes und der Länder
5.67% Bankhaus Lampe KG
4.90% Deutscher Ring Beteiligungs-Holding
2.68% Schmidt-Bank
2.56% Comptoir des Entrepreneurs
1.27% Condor Lebensversicherungs-AG
Free float
DePfa Holding Verwaltungsgesellschaft mbH
©DePfa Group

Net income and RoE after tax



€ m
%
300
250
200
150
100
50
0
18
16
14
12
10
8
6
4
2
0
7.3%
8.9%
9.6%
15.4%
11.8%
1996
1997
1998
1999
6/2000 *
from 1998 based on US GAAP
* annualised
©DePfa Group

Financing volume



€ bn
140
120
100
80
60
40
20
0
81.0
95.9
109.8
134.4
138.1
1996
1997
1998
1999
6/2000
©DePfa Group
Other Loans
Commercial Property Finance
Residential Property Finance
Public Sector Finance

Group figures in accordance with US GAAP

Earnings

	1.1.–30.6.2000 € m	1.1.–30.6.1999 € m	Change € m	Change %
Total net interest income	318	282	36	12.8
Net commission income	60	54	6	11.1
Trading income	23	31	– 8	–25.8
Total earnings	**401**	**367**	**34**	**9.3**
Personnel expenditure	103	73	30	41.1
Other administrative expenses	52	45	7	15.6
Depreciation on fixed assets and intangible assets	18	12	6	50.0
Administrative expenditure	**173**	**130**	**43**	**33.1**
Other income and expenditure	13	–17	30	
Operating profit before provisions	**241**	**220**	**21**	**9.5**
Provisions	45	25	20	80.0
Net income before tax	**196**	**195**	**1**	**0.5**
Tax on earnings	69	81	–12	–14.8
Profit attributable to minority interests	13	6	7	116.7
Group net income	**114**	**108**	**6**	**5.6**

Key Ratios

Cost income ratio	43.1 %	35.4 %
Earnings per share	€ 3.17	€ 3.00
RoE before tax	20.2 %	22.5 %
RoE after tax	11.8 %	12.5 %

Portfolio

	30.6.2000 € m	31.12.1999 € m	Change € m	Change %
Public sector financing	111,488	107,398	4,090	3.8
of which international	61,907	57,450	4,457	7.8
Property financing	22,691	21,853	838	3.8
of which international	7,251	6,392	859	13.4
Other loans	3,928	5,161	–1,233	–23.9
Outstanding securities including loans taken up	85,947	83,487	2,460	2.9
Equity	2,002	1,929	73	3.8
Total assets	**154,948**	**144,989**	**9,959**	**6.9**

Ratings DePfa Deutsche Pfandbriefbank AG

	30.6.2000	30.6.1999
Fitch, London	AA	AA
Moody's Investors Service, New York	Aa3	Aa3

Contents

Letter to Shareholders

Dear Shareholder,

We are beginning to see that the current year will be a **year of consolidation** for the DePfa Group. Following last year's record results, with a 76% increase in net income for the year to € 277 million and RoE after tax of over 15%, no increases in the result for financial year 2000 can be expected. However, the first six months of this year have shown that our international focus puts us in a position to achieve good results even when market conditions are difficult. Overall, this year's figures to date confirm that the levels of success achieved in 1999 will continue. In addition, we saw a positive development in the DePfa Group's growth areas of Public Sector Financing, including Investment Banking, and International Property Financing.

The price of DePfa shares reflects the market's confidence in DePfa's future performance. The new target RoE (17% by 2003) specified a few months ago was very well received in the capital market. Since the beginning of the year, the price of DePfa shares has risen by 48%, clearly outperforming the sector index.

Profit and loss account

Net interest income was up 12.8% on the first six months of 1999 to € 318 million. However, a comparison of the two first quarters of the year 2000 shows a downward trend, despite an increase in the operating margin. As part of our asset/liability management, we closed long positions and, in view of rising interest rates, we have invested in short positions. Net commission income rose by 11.1% to € 60 million. This rise was mainly attributable to the successful consultancy business of DePfa Investment Bank Ltd, which increased its commission income from € 2 million to € 12 million. The trading result was down € 8 million to € 23 million. While securities trading achieved € 17 million, an increase of 39%, an opposite effect of € 41 million is attributable to the valuation of trading derivatives. Although classified as trading transactions, these instruments are mainly used for financial hedging purposes. From a financial point of view, the change in valuation does not therefore represent a loss.

Administrative expenditure was up 33.1% to € 173 million. This high increase was mainly attributable to higher staff costs, which rose by 41.1% to € 103 million. The investment in personnel recruited in strategically important areas will ensure the future success of the DePfa Group. Other reasons for the increase in administrative expenditure were higher bonuses and the extended scope of consolidation. Operating results before loan loss provisions were up 9.5% to € 241 million. As at 30 June 2000, provisions for loan losses amounted to € 45 million, an increase of 80% compared with the first half-year of 1999.


©DePfa Group
170
160
150
140
130
120
110
100
90
DePfa
DAX100 banks
01/03/2000
07/31/2000

Net of income taxes and minority interests, profits totalled € 114 million (+ 5.6%).

Equity

In order to build up our Tier I capital, we issued preference certificates with an unlimited term totalling € 220 million in May 2000. The issue was mainly placed with private investors in Germany. Investors will receive variable interest calculated on the basis of the 3-month EURIBOR with a yield pick-up of 1.6%. The originally planned volume was increased as a result of high demand. Following this issue alone, the DePfa Group's Tier I capital ratio has improved by 0.6 percentage points. In terms of the BIS ratio generally applied at international level, the Tier I capital ratio stands at 6.2%. Over the coming years, we will also be looking to increasingly build up our equity through retained earnings. RoE after taxes of 17% by 2003 will be achieved on the basis of significantly higher equity. To achieve this, we will focus more strongly on the efficient use of capital.

Divisional development

Public Sector Financing, which achieved pre-tax profits of € 121 million, is the main contributor to the Group's results. In a struggling capital market, however, growth in this division was moderate, with results up 9.0% and annualised RoE before tax calculated at 35.4% (compared with 37.1% in the first six months of the previous year). The contributions of DePfa-Bank Europe plc. and DePfa Investment Bank Ltd to the pre-tax results of this division of over 20% and 19% respectively, merit particular mention.

As a result of higher provisions, RoE for the **Property Business** division is not satisfactory. The rapid improvement expected for the situation in the German property market has not materialised to the anticipated extent, and we will therefore continue to carry out conservative valuations for our property portfolio. However, the dynamic growth of our international property business is very pleasing. Here RoE before tax of 35.6% reflects the earnings opportunities to be found in the property business. There still appears to be no need for provisions in international business.

The **IT and Corporate Consultancy** division increased its pre-tax results to € 12 million. Preparations for the IPO are going according to plan.

As a specialist institution, our future strategy will focus even more strongly on high-earning business with our clients.

Group balance sheet at June 30, 2000

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

Assets in € million	30.6.2000	31.12.1999
Cash and balances with central banks	1,094	1,042
Loans and advances to banks	17,196	13,625
Loans to customers	76,295	76,855
Debt securities and other fixed interest securities	53,855	47,132
Equity shares and other non fixed interest securities	540	562
Participations	341	302
Intangible assets	41	41
Property and equipment	321	231
Other assets	960	840
Accrued interest and prepayments and accrued income	4,305	4,359
Total assets	**154,948**	**144,989**

Shareholders' equity and liabilities in € million	30.6.2000	31.12.1999
Deposits by banks	44,016	38,633
Deposits by customers	13,291	11,775
Securitised liabilities	87,184	84,641
Other liabilities	1,654	1,638
Accrued interest and accruals and deferred income	4,641	4,634
Provisions	436	377
Hybrid capital	1,654	1,311
Minority interests	70	51
Equity		
Subscribed capital	108	108
Capital reserve	416	416
Profit reserves	1,338	1,338
Other comprehensive income	26	31
Group retained income	114	36
Total shareholders' equity and liabilities	**154,948**	**144,989**

Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	965	1,067
Loan commitments	2,917	6,091

Group profit and loss account

for DePfa Deutsche Pfandbriefbank AG, Wiesbaden
for the period January 1 – June 30, 2000

€ million	1. 1. – 30.6.2000	1. 1. – 30.6.1999
Interest receivable and similar income		
from lending business and money market transactions	2,627	2,390
from fixed interest securities	1,080	804
Interest payable and similar expenditure	3,395	2,919
Net interest income	**312**	**275**
Income from non fixed interest securities and equity interests	6	7
Commission income	93	76
Commission expenditure	33	22
Trading result	23	31
Other income	35	34
Other operating income	**124**	**126**
General administrative expenditure	155	118
Depreciation on intangible assets and property and equipment	18	12
Other expenditure	22	51
Operating results before provision for loan losses	**241**	**220**
Provision for loan losses	45	25
Income before income taxes	**196**	**195**
Income taxes	69	81
Income after income taxes	**127**	**114**
Minority interest income (loss)	13	6
Group net income	**114**	**108**
Weighted average number of ordinary shares	36,000,000	36,000,000
Earnings per share in €	**3.17**	**3.00**
Diluted earnings per share in €	**3.17**	**3.00**

Group cash flow statement

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

€ million	1.1.–30.6.2000 Application of funds	Source of funds	Balance of funds inflow	1.1.–31.12.1999 Application of funds	Source of funds	Balance of funds inflow
Cash and cash equivalents at end of previous period			**1,042**			**270**
Cash flow from operating activities	273	409	136	558	1,141	583
Cash flow from investment activities	15,439	5,601	–9,838	38,828	14,935	–23,893
Cash flow from financing activities	36	9,790	9,754	31	24,113	24,082
Cash and cash equivalents at end of period			**1,094**			**1,042**

Group statement of changes in shareholders' equity

€ million	Subscribed capital	Capital reserve	Profit reserves	Group retained income	Other comprehensive income: Unrealised gains/losses from market valuation of securities	Other comprehensive income: Accumulated effects of currency translation	Total
Balance at January 1, 2000	**108**	**416**	**1,338**	**36**	**17**	**14**	**1,929**
Group net income	–	–	–	114	–	–	114
Other comprehensive income	–	–	–	–	–1	–4	–5
Comprehensive income							**109**
Dividends	–	–	–	–36	–	–	–36
Purchase of treasury stock	0	0	–	–	–	–	0
Balance at June 30, 2000	**108**	**416**	**1,338**	**114**	**16**	**10**	**2,002**

Notes to the Group balance sheet

1 Loans and advances to banks

€ million	30.6.2000	31.12.1999
Property loans	–	–
Public sector loans	8,646	9,281
Other loans	8,574	4,368
Unamortised premiums and discounts	–24	–24
Total	**17,196**	**13,625**
of which repayable on demand	4,547	947

2 Loans to customers

€ million	30.6.2000	31.12.1999
Property loans	22,691	21,853
Public sector loans	53,477	54,513
Other loans	897	1,209
Unamortised premiums and discounts	–123	–117
Less provision for loan losses	–647	–603
Total	**76,295**	**76,855**

3 Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

€ million	1.1.–30.6.2000	1.1.–30.6.1999
Balance at January 1	603	570
Additions		
Provision for loan losses charged to profit and loss account	47	27
Decreases		
Provision for loan losses used for intended purpose	3	17
Balance at June 30	647	580

After offsetting amounts received on loans previously charged off amounting to € 2 million (1999 € 2 million), additions to and write backs from the provision for loan losses reported in the profit and loss account resulted in a charge to income for loan losses totalling € 45 million (1999 € 25 million).

Securities 4

The DePfa Group has classified its securities in the following three categories:

€ million	30.6.2000	31.12.1999
Held to maturity	13,084	9,881
Available for sale	40,753	37,792
Trading	18	21
Total	**53,855**	**47,694**

Deposits by banks 5

€ million	30.6.2000	31.12.1999
Deposits	19,329	15,285
Other liabilities	24,704	23,356
Unamortised premiums and discounts	–17	–8
Total	**44,016**	**38,633**
of which due on demand	4,400	1,653

Deposits by customers 6

€ million	30.6.2000	31.12.1999
Deposits	6,157	6,362
Savings deposits		
with agreed notice period of three months	5	5
with agreed notice period of more than three months	11	11
Other liabilities	7,119	5,399
Unamortised premiums and discounts	–1	–2
Total	**13,291**	**11,775**
of which due on demand	2,824	2,856

Securitised liabilities 7

€ million	30.6.2000	31.12.1999
Debt securities in issue		
Mortgage Pfandbriefe	4,933	5,163
(of which registered mortgage Pfandbriefe)	(2,126)	(2,143)
Public sector Pfandbriefe	59,822	56,818
(of which registered public sector Pfandbriefe)	(3,334)	(3,569)
Other bonds	16,894	17,296
Money market paper issued	5,893	5,652
Unamortised premiums and discounts	–358	–288
Total	**87,184**	**84,641**

Explanations to the Group profit and loss account

8 Net interest income

€ million	1.1.–30.6.2000	1.1.–30.6.1999
Interest income from lending business and mone market transactions	2,627	2,390
Interest income from fixed interest securities	1,080	804
Interest expenditure for		
Securitised liabilities	1,626	1,518
Other liabilities	1,769	1,401
Total	**312**	**275**

9 Net commission income

€ million	1.1.–30.6.2000	1.1.–30.6.1999
Commission income from bank business	28	21
Commission expenditure from bank business	10	9
Commission income from IT services	65	55
Commission expenditure from IT business	23	13
Total	**60**	**54**

10 Trading result

Of the trading result amounting to € 23 million, € 17 million is attributable to securities trading and € 6 million to the valuation of derivates.

11 Balance of other income and other expenditure

This figure comprises mainly the balance of the securities trading and currency translation (€ 7 million and € -6 million), as well as other operating income (€ 26 million) and other operating expenditure (€ 12 million).

12 General administrative expenditure

€ million	1.1.–30.6.2000	1.1.–30.6.1999
Staff costs		
Wages and salaries	85	58
Social security costs	18	15
(of which for pensions)	(7)	(5)
Administrative expenditure		
Other administrative expenditure	52	45
Total	**155**	**118**

Reporting on financial instruments

The following table presents nominal amounts for standardised derivatives and OTC derivatives as at June 30, 2000:

	Nominal amount Residual maturity, 30 June 2000			
€ million	< = 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	23,553	58,200	48,462	130,215
Interest rate futures and forward rate agreements	1,864	–	–	1,864
Interest rate options purchased	1,359	1,873	435	3,667
Interest rate options written	1,280	2,307	1,182	4,769
Other interest rate contracts	2,553	1,857	4,610	9,020
Foreign exchange forward contracts	10,628	19	–	10,647
Total	**41,237**	**64,256**	**54,689**	**160,182**

The fair value of the derivatives in the trading portfolio totalled € 79 million as at 30 June 2000 (31 December 1999: € 72 million).

Segment reporting

13 Segment reporting by operating unit as at June 30, 2000

€ million	Public sector financing		Property business		IT and corporate consultancy		Consolidations/ reconciliation/ others		DePfa Group	
	30.06.00	30.06.99	30.06.00	30.06.99	30.06.00	30.06.99	30.06.00	30.06.99	30.06.00	30.06.99
Interest income	139	142	170	142	0	0	9	−2	318	282
Net commission income	−5	− 8	23	20	53	44	−11	−2	60	54
Trading result	17	12	6	19					23	31
Administrative expenditure	31	18	105	83	41	32	−4	−3	173	130
Balance of other operating income and expenditure	2	−17	13	4	0	−3	−2	−1	13	−17
Provision	1	0	44	25					45	25
Income before taxes	**121**	**111**	**63**	**77**	**12**	**9**	**0**	**−2**	**196**	**195**
(of which income from treasury activities)	49	38	14	11					63	49
(of which income from payment transactions)					8	6			8	6
Allocated equity	684	600	1,029	988	51	51	175	84	1,939	1,723
Cost/income ratio	20.5%	12.3%	52.6%	46.7%	78.3%	73.3%			43.1%	35.4%
RoE before tax	35.4%	37.1%	12.2%	15.4%	46.1%	34.0%			20.2%	22.5%

Other details

New commitments 14

€ million	1.1.–30.6.1999	1.1.–30.6.1999
Public sector financing	13,039	14,619
of which Germany	5,756	6,558
of which international	7,283	8,061
Property financing	3,400	3,569
residential property	1,059	1,467
commercial property	353	349
total Germany	1,412	1,816
residential property international	189	99
commercial property international	1,799	1,654
total international	1,988	1,753
Other loans	293	246
Total	**16,732**	**18,434**

Primary sale of debentures, including loans taken up 15

€ million	1.1.–30.6.1999	1.1.–30.6.1999
Public sector Pfandbriefe	5,246	8,033
Mortgage Pfandbriefe	5	94
Other debentures	1,451	665
Loans taken up	194	260
Total	**6,896**	**9,052**

Employees 16

Amount	1 Hj. 2000	1999
Total	**2,387**	**2,198**
of which temporary staff	180	155

Equity ratios 17

Under BIZ regulations in %	30.6.2000	31.12.1999
Core capital ratio	6.2	5.5
Capital ratio	9.9	9.5
Under German Banking Act in %		
Core capital ratio	6.8	6.0
Overall ratio	11.1	10.2

Officers

Management Board

Gerhard Bruckermann, Speaker
(from June 20, 2000)

Karl-Heinz Glauner, Speaker
(from June 20, 2000)

Dr. Thilo Köpfler, Chairman
(until June 20, 2000)

Dr. Thomas M. Kolbeck

Michael A. Kremer
(from February 1, 2000)

Dr. Peter Lammerskitten

Supervisory Board

Dr. Jürgen Westphal [1][3], Hamburg
Chairman
Minister (ret'd), Attorney-at-law, Judge at the Hamburg Constitutional Court

Christian Graf von Bassewitz [1][3], Düsseldorf
Deputy Chairman
General Partner and Management Spokesman of Bankhaus Lampe KG

Reiner Wahl [3][4], Wiesbaden
Deputy Chairman
DePfa Deutsche Pfandbriefbank AG

Prof. Dr. Dr. Ann-Kristin Achleitner [2], Frankfurt am Main
Chairman of the Board of the Institute for Financial Management at the European Business School e.V.

Dr. Richard Brantner [1][2][3], Schramberg
Spokesman of the Board of the Kreditanstalt für Wiederaufbau (ret'd),
Managing Director of Gesellschaft für kommunale Altkredite und Sonderaufgaben der Währungsumstellung mbH

York-Detlef Bülow [1][3][4], Katzenelnbogen
DePfa Deutsche Pfandbriefbank AG

Wolfgang Fauter [3], Hamburg
Chairman of the Management Boards of Deutsche Ring Versicherungen

Erwin Flieger, Geretsried (from June 20, 2000)
Chairman of the Management Boards of
Bayerische Beamten Lebensversicherung a.G.
BBV Holding AG

Dr. Friedrich-Adolf Jahn, Münster
President of the Zentralverband der Deutschen Haus-, Wohnungs- und Grundeigentümer e.V.

Siegfried Just [4], Wackernheim
DePfa Deutsche Pfandbriefbank AG

Dr. Thilo Köpfler, Wiesbaden (from June 20, 2000)
Chairman of the Management Board of DePfa Deutsche Pfandbriefbank AG and of DePfa Bank AG (ret'd)

Jacques Lebhar, Paris
Président-Directeur Général Entenial

Klaus Novatius [2] [4], Diethardt
DePfa Deutsche Pfandbriefbank AG

Hans-Georg Poetzsch [4], Wiesbaden
DePfa Deutsche Pfandbriefbank AG

Rudi Ditmar Runkel [3] [4], Saulheim
DePfa Deutsche Pfandbriefbank AG

Dr. Rolf Schmid, Ettlingen
President of the Federal and state pensions office

Jürgen Steinert [3], Berlin
Senator (ret'd)
President of the GdW Bundesverband deutscher Wohnungsunternehmen e.V.

Jürgen Strauss [1] [2] [3], Munich
General Manager and amin authorised representative for Germany of the
Schweizerische Lebensversicherungs- und Rentenanstalt a.G.

Prof. Dr. Dr. h. c. mult. Hans Tietmeyer, Königstein (from June 20, 2000)
Bundesbankpräsident (ret'd)

Rainer Ulm [4], Wiesbaden
DePfa Deutsche Pfandbriefbank AG

Dr. Georg Freiherr von Waldenfels, Munich
Member of the Management Board of VIAG AG

[1] Member of the Standing Committee
[2] Member of the Balance Strat and Audit Committee
[3] Member of the Market and Credit Risk Committee
[4] elected by the employees

Our Addresses

Public sector financing

DePfa Deutsche Pfandbrief Bank AG
Paulinenstraße 15 — Tel.: +49 611/348-0
65189 Wiesbaden — Fax: +49 611/348-2549
www.depfa.com

Dublin Branch
3, Harbourmaster Place — Tel.: +3531-6369220
IRL-Dublin 1 — Fax: +3531-6700596

Tokyo Branch
Kasumigaseki Bldg. 36F
2–5, Kasumigaseki 3-chome — Tel.: +81355103830
Chiyoda-ku, Tokyo 100-6036 — Fax: +81355103840

DePfa-Bank Europe plc
International House
3, Harbourmaster Place — Tel.: +3531-6071600
IRL-Dublin 1 — Fax: +3531-8290213

Representative Office Copenhagen
Frederiksgade 7 — Tel.: +4533937571
1285 Copenhagen K — Fax: +4570109091

Representative Office Madrid
Calle Barbara de Braganza 2 — Tel.: +3491-7004640
E-2B 28004 Madrid — Fax: +3491-3100791

Representative Office Paris
5, rue Scribe — Tel.: +331-44948270
F-75009 Paris — Fax: +331-42664698

Representative Office Rome
Via XX Settembre, 98/E — Tel.: +3906-4620271
I-00187 Rome — Fax: +3906-46202730

DePfa Capital Japan K. K.
Kasumigaseki Bldg. 36F
2–5, Kasumigaseki 3-chome — Tel.: +81355103860
Chiyoda-ku, Tokyo 100-6036 — Fax: +81355103861

DePfa Investment Bank Ltd
178 Athalassa Avenue — Tel.: +3572318977
ZYP-Nicosia — Fax: +3572318978

DePfa UK Ltd
Knightts Bridge
4th Floor — Tel.: +44 207 201 7000
GB-London SW1X 7LV — Fax: +44 207 245 0598

DePfa USA Inc.
570 Lexington Ave., 39th floor — Tel.: +1-212-682-6474
US-New York, N.Y. 10022 — Fax: +1-212-867-7810

Property financing

DePfa Bank AG
Paulinenstraße 15 — Tel.: +49 611/348-0
65189 Wiesbaden — Fax: +49 611/348-3500

Amsterdam Branch
Kantoorgebouw Byzantium
Stadthouderskade 14-E — Tel.: +31 20 589 8660
NL-1054 ES Amsterdam — Fax: +31 20 589 8666

Berlin Branch
Kurfürstendamm 33 — Tel.: +49 30/88099-0
10719 Berlin — Fax: +49 30/88099-470
with an additional location in: Magdeburg

Brussels Branch
7 Rue Guimard — Tel.: +322-5144090
B-1040 Brussels — Fax: +322-5144092

Essen Branch
Huyssenallee 48 — Tel.: +49 201/81008-0
45128 Essen — Fax: +49 201/81008-565
with additional locations in: Düsseldorf, Cologne, Münster

Flensburg Branch
Große Straße 65A — Tel.: +49 461/144610
24937 Flensburg — Fax: +49 461/1446144

Hamburg Branch
Pelzerstraße 7 — Tel.: +49 40/33316-0
20095 Hamburg — Fax: +49 40/33316-399
with additional locations in: Hanover, Bremen, Rostock

Jersey Branch
Grenville Street
St. Helier
Channel Islands — Tel.: +4 41534-62 9119
GBJ-Jersey JE4 8WT — Fax: +4 41534-62 9118

Representative Office Copenhagen
Frederiksgade 7 — Tel.: +45 70 10 90 90
DK-1285 Copenhagen K — Fax: +45 70 10 90 91

Leipzig Branch
Schlösserstr. 11 — Tel.: +49 341/22 72-0
04109 Leipzig — Fax: +49 341/22 72-1 93
with additional locations in: Chemnitz, Dresden, Erfurt

London Branch
38 Lombard Street — Tel.: +4 4207-4 56 92 00
GB-London EC3V 9BS — Fax: +4 4207-9 29 50 55

Representative Office Madrid
Calle Barbara de Braganza 2 — Tel.: +34 91-7 00 08 05
E-2B 28004 Madrid — Fax: +34 91-3 10 07 91

Milan Branch
Piazza del Liberty, 8 — Tel.: +39 02-76 01 74 01
I-20123 Milan — Fax: +39 02-76 01 74 03

Munich Branch
Karlstraße 7 — Tel.: +49 89/51 27-0
80333 Munich — Fax: +49 89/51 27-2 11
with an additional location in: Nuremberg

Rhein-Main Branch
Taunusanlage 8 — Tel.: +49 69/2 71 12-0
60329 Frankfurt am Main — Fax: +49 69/2 71 12-2 06
with additional locations in: Mainz, Darmstadt,
Ludwigshafen, Saarbrücken

Rome Branch
Via XX Settembre, 98/E — Tel.: +39 06-47 87 41
I-00187 Rome — Fax: +39 06-47 87 440

Representative Office Stockholm
Kungsgatan 30 — Tel.: +46 8 24 98 40
S-11135 Stockholm — Fax: +46 8 24 98 46

Stuttgart Branch
Kriegerstraße 3 — Tel.: +49 7 11/22 36-0
70191 Stuttgart — Fax: +49 7 11/22 36-1 60
with additional locations in: Karlsruhe, Ulm

DePfa-Bank France S.A.
5, rue Scribe — Tel.: +3 31-44 51 66 30
F-75009 Paris — Fax: +3 31-42 66 97 94

DePfa Bau-, Verwaltungs- und Controlling GmbH
Poppenbütteler Bogen 17 — Tel.: +49 40/60 68 60
22399 Hamburg — Fax: +49 40/60 68 62 99

DePfa-Finance N.V.
Stadthouderskade 14E — Tel.: +31 20 589 8660
NL-1054 ES Amsterdam — Fax: +31 20 589 8666

DePfa-Financial Service spol. s r.o.
Václavské námestí 47 — Tel.: +42 02-2162 55 86
CZ-11000 Prague 1 — Fax: +42 02-2162 55 80

DePfa Immobilien Management AG
Paulinenstraße 15 — Tel.: +49 6 11/3 48 22 11
65189 Wiesbaden — Fax: +49 6 11/3 48 23 13

DePfa Property Services B.V.
Kantoorgebouw Officia I
De Boelelaan 7 — Tel.: +31 20 301 6560
NL-1083 HJ Amsterdam — Fax: +31 20 301 6561

IT and corporate consultancy

DePfa IT Services AG
Im Münchfeld 1–5 — Tel.: +49 61 31/30 10
55122 Mainz — Fax: +49 61 31/30 14 19
www.depfa-it.de

Financial calendar

13.11.00	Interim report as at 30.09.00 DVFA/press conference
10.04.01	Preliminary figures for financial year 2000
16.05.01	Interim report as at 31.03.01 DVFA/press conference
20.06.01	Annual General Meeting, Kurhaus Wiesbaden
08.08.01	Interim report as at 30.06.01
06.11.01	Interim report as at 30.09.01 DVFA/press conference

DePfa Group
DePfa Deutsche Pfandbrief Bank AG
Paulinenstraße 15 · 65189 Wiesbaden
Public Relations/Investor Relations Tel. (+49 611) 3 48 23 41 · Telefax (+49 611) 3 48 23 32
www.depfa.com

Interim Report as at 30 September 2000

DePfa Deutsche Pfandbriefbank AG

DePfa Group

Shareholders


Market capitalisation:
€ 3.3 bn
36 m shares
60%
40%
8.34% Bayerische Beamten-Lebensversicherung aG
8.34% Schweizerische Lebensvers.- und Rentenanstalt
6.24% Versorgungsanstalt des Bundes und der Länder
5.67% Bankhaus Lampe KG
4.90% Deutscher Ring Beteiligungs-Holding
2.68% Schmidt-Bank
2.56% Entenial
1.27% Condor Lebensversicherungs-AG
Free float
DePfa Holding Verwaltungsgesellschaft mbH
©DePfa Group

Net income and RoE after tax


€ m
%
300
250
200
150
100
50
0
18
16
14
12
10
8
6
4
2
0
7.3%
8.9%
9.6%
15.4%
7.7%
1996
1997
1998
1999
9/2000 *
from 1998 based on US GAAP
* annualised
© DePfa Group

Financing volume


€ bn
160
140
120
100
80
60
40
20
0
81.0
95.9
109.8
134.4
139.0
1996
1997
1998
1999
9/2000
© DePfa Group
Other Loans
Residential Property Finance
Commercial Property Finance
Public Sector Finance

Group figures in accordance with US GAAP

Earnings	1.1.–30.9.2000 € m	1.1.–30.9.1999 € m	€ m	Change %
Total net interest income	446	433	13	3.0
Net commission income	82	91	–9	–9.9
Trading result	53	88	–35	–39.8
Total earnings	**581**	**612**	**–31**	**–5.1**
Personnel expenditure	139	115	24	20.9
Other administrative expenses	81	78	3	3.8
Depreciation on fixed assets and intangible assets	29	17	12	70.6
Administrative expenditure	**249**	**210**	**39**	**18.6**
Other income and expenditure	–37	–9	–28	–311.1
Operating profit before provisions	**295**	**393**	**–98**	**–24.9**
Provisions	112	54	58	107.4
Net income before tax	**183**	**339**	**–156**	**–46.0**
Tax on earnings	50	152	–102	–67.1
Profit attributable to minority interests	21	8	13	162.5
Group net income	**112**	**179**	**–67**	**–37.4**

Key Ratios		
Cost/income ratio	42.9 %	34.3 %
Earnings per share	€ 3.11	€ 4.97
RoE before tax	12.6 %	25.7 %
RoE after tax	7.7 %	13.6 %

Portfolio	30.9.2000 € m	31.12.1999 € m	€ m	Change %
Public sector financing	113,443	107,398	6,045	5.6
of which international	64,953	57,450	7,503	13.1
Property financing	22,977	21,853	1,124	5.1
of which international	7,628	6,392	1,236	19.3
Other loans	2,626	5,161	–2,535	–49.1
Outstanding securities including loans taken up	84,705	83,487	1,218	1.5
Equity	2,001	1,929	72	3.7
Total assets	158,009	144,989	13,020	9.0

Ratings DePfa Deutsche Pfandbriefbank AG	30.9.2000	30.9.1999
Fitch, London	AA	AA
Moody's Investors Service, New York	Aa3	Aa3

Supplementary information to the Interim Report

In its meeting of 27.11.2000 the Management Board and the Supervisory Board of DePfa Deutsche Pfandbriefbank AG took decisions of great significance for the future strategic course of the DePfa Group. The Management Board has been instructed to take all the necessary measures to reorganise the Group in 2002 into two independent companies that operate successfully in the market. The Management Board and the Supervisory Board will then decide, based on long term shareholder value criteria, whether to proceed with a split into two independently publicly quoted companies.

The new structure would involve the creation of a homogeneous public sector finance bank and a homogeneous property bank.

Under these plans the public sector finance bank is to be centred on DePfa Bank Europe in Dublin as parent company. With a broad product range this financial institution will be positioned along the entire value chain for public sector financial services world-wide. DePfa's business activities have evolved well beyond the traditional boundaries of the German Mortgage Banking Act. As a result, a new operating framework has become a necessity, with DePfa Deutsche Pfandbriefbank AG, Wiesbaden and the DePfa Investment Bank forming the core constituents of the new institution. The Group will have further operations in New York, Tokyo and London as well as in most Continental European capitals.

At the same time, the property bank is to be centred on DePfa Bank AG in Wiesbaden as parent company. This bank will cater for the ever more sophisticated needs of clients that go well beyond the area of traditional financing. A network of branches in Germany, Europe and the US is already in place. Their activities will focus mainly on professional property clients. Individual units of the property bank will be repositioned, as explained in the interim report.

The rationale for these steps is to ensure that the two businesses are each able to focus clearly on the needs of their respective client groups. As a consequence, the public sector finance and property businesses have to be repositioned accordingly and this has been explained in more detail in the shareholders' letter in the interim report.

On the one hand, funding advantages are crucial in the public sector finance business for a successful entry in new markets and the strengthening of customer ties. A strong capital base, excellent asset quality and a good credit rating are essential in this business. On the other hand, in the property business it is important to develop financing structures that are best suited to the various needs of the customer, while also keeping a tight rein on overall financing risks and increasing the share of low risk commission business.

This structure with its strong focus on the respective customer groups and their needs will create substantial additional value for shareholders and present new attractive career opportunities for employees.

Contents

Letter to Shareholders

Dear Shareholder,

The purpose of this interim report is to present you our plans for the DePfa Group's strategic development. Our focus on different client groups has been successfully implemented in the past and gained wide acceptance, both among our clients and in the capital markets. However, the far-reaching changes in the banking industry and the continuing process of disaggregation among financial service providers call for a concerted drive to further develop the property and public sector finance businesses. This is the only way that we will be able to successfully rise to future challenges and exploit our opportunities to the full. To begin with, however, the repositioning of the DePfa Group will require the resolving of all outstanding problem areas and this will have an adverse impact on earnings in the 2000 financial year.

Profit and loss account

Despite somewhat difficult capital market conditions in 2000, the DePfa Group's earnings in the first three quarters of the financial year have remained virtually stable. Compared with the nine month figures in the previous year, net interest income rose by 3.0% to € 446 m, while net commission income was € 9 m lower on the comparable period, at € 82 m. The trading result fell by 39.8% to € 53 m. While € 31 m was achieved in securities trading (+82.4%), the valuation of interest rate derivatives produced a result of € 22m (€ 71m as at 30.9.99). Part of the interest rate derivatives transactions are valued as trading positions in the profit and loss account but, from an economic viewpoint, serve as hedging instruments and consequently do not constitute a loss. Administrative expenditure rose by 18.6% to € 249 m, resulting in a cost/income ratio of 42.9% at the end of September 2000.

We already informed you in this year's Half-year interim report that this would be a year of consolidation for the DePfa Group. This consolidation is necessary as the strategic repositioning of the DePfa Group can only be carried out once outstanding problems from the past have been fully addressed. The items at issue relate to property business in Germany and are reflected, to a considerable extent, in write-downs. We have increased provisions as at 30 September 2000 to € 112 m. They relate to loans that had already been written off in earlier years, but also to problems in the lending portfolio of one of our German branches.
In addition, we will transfer our property holdings (bank buildings, joint ventures and repossessed properties), in the amount of € 0.8 – 1 bn, into a separate company that we plan to sell within the next one or two years. This exit strategy means that a revaluation of these properties resulting in a special charge of

Performance of DePfa Shares (relative)
Index: 03.01.2000 = 100



© DePfa Group
170
160
150
140
130
120
110
100
90
DePfa
DAX100 banks
03.01.2000
30.09.2000

approximately € 100 m will be necessary in the 2000 financial year.

As at 30 September 2000, Group net income amounted to € 112 m, including these special charges, corresponding to a decline of 37.4% compared with the first three quarters of the previous year.

Strategic repositioning

The measures mentioned above *have had a major adverse impact on* the overall profitability of the Group's **Property Business**. At the same time, however, it is important to emphasise that large sections of our property business are highly profitable and enjoy very favourable growth prospects. The DePfa Group's property business consists of five business lines, three of which are considered as value drivers for the whole Group. We shall strategically reposition the other two business lines with the aim of raising the property bank's overall profitability to the Group target level of 17% RoE after tax.

(1) We have an outstanding position in **International Property Business** as a specialist in commercial property finance. With local staff complemented by teams of industry specialists, we have been able to concentrate on complex financing packages and advisory mandates. In this business line, the return on equity amounts to 35% before tax, with no record of loan losses in the last ten years. We shall *pursue our current strategy in this* field, i.e. we shall extend our activities in Europe and expand into the USA as well. This will be underpinned by syndication and securitisation of financings that will play an increasingly important role.

(2) **Residential Property Development Business** is a core area of expertise of our branches in Germany. Due to our decentralised approach and a high degree of expertise in the property business, we have built up an excellent reputation in the market in this particular field. We offer our clients principally development financing that comes with IT supported control programmes. We intend to expand this area of business primarily with market participants who have been established for many years. The expertise within the branches will be developed still further for this purpose and a nationwide network of centres of competence established. In this business line the pre-tax RoE of some branches stands at over 30%. However, stringent risk management remains important in this area of business.

(3) In **Business with the Institutional Housing Industry** we enjoy *a dominant position in Germany.* We act as principal bankers in all aspects of financing for our clients in this field with the deposit-taking business also constituting an important part of the product range. There are tremendous cross-selling opportunities of products of DePfa IT Services AG. For this business line (pre-tax RoE also at 35%), we aim to consolidate and further develop our market position in Germany. It will be possible to increase profitability in this field *still further via syndication and* securitisation of long term financings.

(4) With regard to **Business with Project Developers and Commercial Property Finance in Germany,** DePfa's market position in this area has been historically under-developed. At the beginning of the 1990s, the former East Germany was considered to be a market of great potential but the rapid build-up of business led to considerable losses. Today, problem loans and repossessed properties are managed by workout groups; the RoE of this business line is negative.

In the meantime, our commercial property financing in Germany has got off to a fresh start with a very strong focus on prudent management, a high degree of structuring expertise and high standards with regard to our clients' credit standing. The entry of new client groups such as property companies and international investors clearly reflect changes in the market and give us confidence that we will be able to implement our concept without any compromise on risk.

(5) In recent years, the **Private Client Business** has been characterised by very little volume growth. The lack of critical mass and the absence of cross-selling opportunities, combined with high production costs in our branch business, have led to low levels of profitability of 13% before tax. In addition, there has been a sharp deterioration in market conditions, with margins in standardised products falling to 0.3% over the last two years. The DePfa Group will gradually withdraw from the private client business in its traditional form. Instead DePfa will concentrate on sales techniques that will not impact on the balance sheet. It will also manage the lending portfolio, as well as new business through a separate company, which will also offer its services to third parties and thus achieve economies of scale.

We are already well positioned with **Hypotheken-Discount GmbH** as the largest German discount broker for property finance in the private client segment. The company not only works under its own Hypotheken-Discount brand, but also overtly (co-branding) or covertly as a mortgage finance specialist for other banks or financial institutions. Call centres and the Internet are used to generate new business with very low production costs, both for DePfa and for other companies. **DePfa Hypotheken-Management GmbH** has been in operation since April of this year. This is a highly developed processing platform, which supplies a complete loan processing service for clients (DePfa or third parties). We have positioned ourselves in this part of the value chain with a stringent focus on workflow and more flexible service, combined with IT leadership, and offer this outsourcing product to banks or insurance companies. The products range from credit assessment by means of scoring procedures to loan commitments, an electronic client file, monitoring of fund transfers, loan administration and all aspects of risk management, including internal and statutory reporting.

Public Sector Financing will be expanded further. On the one hand, more equity will be allocated to this highly profitable area of business in future; on the other hand, we shall in particular reinforce our capital market related activities in this field. **Since its privatisation** in 1990 with the resulting loss of the funding guarantee DePfa's public sector financing has grown from its origins in the local authority loan business. Brokers were used in the acquisition of loans and the placement of the Pfandbrief issue in the capital markets. At the time, the DePfa Group's funding costs were on average flat on a LIBOR basis, at around the same level as its competitors. In the meantime, DePfa has made a big strategic shift away from the use of brokers in its activities. The **development of our public sector finance business** to its present position has been marked by an unswerving focus on the client. We have direct client contacts with many state entities. DePfa is now highly regarded for its leading edge expertise in capital market transactions, and for its relationships with institutional investors. In addition, we are now the **global cost leader** in this particular field. In this context, cost leadership signifies a low interest cost burden, that has been significantly reduced through our funding strategy. On the other hand, it also signifies low operating costs, that stand very favourably against earnings in this business segment. The DePfa Group's interest costs relative to LIBOR and the swap curve have fallen slightly over the last 7 to 8 years. Individual product and currency areas as well as in various maturities have experienced an increase in interest costs, while other areas have seen an improvement. Today, however, our critical strategic advantage derives from the fact that the funding costs of our competitors and banks overall have risen by approximately 10 basis points over the same period. Compared with our competitors, our position is, as a result, far more favourable than the initial situation 8 years ago. This relative improvement has been made possible by **paying close attention to the investor base** and complemented for many years by direct account management on the money market side. We are in regular daily contact with global fixed income investors via our deposit business with international investors. We intend to reinforce these relationships still further and use them over the next few years to sell other capital market products, including derivatives in addition to money market products.

Our low cost funding base stands in perfect unison with our low operating cost base. As a result, we are able to service major institutional clients efficiently. Through our **efficient franchise** we are aiming to break into smaller-scale local authority public sector funding in Europe, and consequently to supplement our budget finance portfolio with higher margin business. We have so far not taken on any "lower credits" in the public sector finance portfolio. Our low cost production gives us an edge in a highly competitive market.

Our expertise in **credit analysis** of public sector entities is just as important as our cost advantage, allowing an accurate pricing of public sector loans and, in particular, effective risk controlling. At DePfa Bank Europe plc in Dublin, we have built up a centre of competence for credit analysis and loan approval. The standards for our credit analysis have uniform application worldwide and are integrated in our internal rating system. This unique expertise gives us a competitive edge when entering new markets, as is the case in Japan, in particular. Our credit analysis capability not only supports our investment decisions but is also applied successfully in the placing of securities issued by public sector debtors with other investors.

Furthermore, we have ensured that our internal rating procedures satisfy the conditions for the expected new Basle capital adequacy rules, with positive benefits for the management of our equity capital.

These achievements can be largely attributed to the willingness of **staff** to produce particularly high quality work. An efficient investment banking mentality has emerged from an acute awareness that the DePfa Group can draw particular advantages from its excellent account management. Throughout the world, staff in the public sector finance division are conscious of the fact that DePfa's advantage lies solely in focusing on the interests of the public sector. It is the speed, flexibility and quality of our services that matters.

At DePfa's public sector finance bank, securitisation by means of Pfandbriefe is no longer the end as in a traditional German mortgage bank but only the means to the end. Securitisation provides a stable earnings stream. On the basis of our expertise in credit analysis, we shall continue to further expand our advisory and placement business with corresponding commission income. In addition, we see huge opportunities in global IT consultancy for public administrative bodies.

Gains in efficiency, owing to improvements in internal administrative workflows, are a major issue for all public administrative bodies worldwide.

With respect to our **regional positioning**, we have now achieved a high degree of acceptance with public sector entities in **Western Europe**. In this respect, we are concentrating on those public sector entities where we can deploy our cost leadership to maximum effect, i.e. we are principally involved in large volume business. Our advisory business is already of great importance in individual markets, particularly in Italy and Spain. We advise individual public sector debtors on their international capital market transactions or preparations for the rating process. In addition to pure budget financing, we have successfully built up infrastructure financing in recent years and have already gained a number of structured financing mandates via our **Dublin branch**.

In future, we shall step up placement activities in western Europe and in this regard we are planning to establish a presence in London – probably as a branch of **DePfa Bank Europe plc**. We have excellent links with both sides of the business, i.e. with public sector entities acting as issuers (borrowers), as well as with institutional investors (lenders). We are therefore confident of positioning ourselves successfully between these two parties and consequently have a further building block within the value chain.

We have a singular market position in **Central and Eastern Europe** and have already achieved the best possible start in practically every country through **DePfa Investment Bank**. We apply investment banking techniques to our activities in these regions, i.e. relating primarily to advisory and placement business. With our expertise in this area of business, we have opened up strategic possibilities to expand into Latin America and Asia later on. Over the next few years, it will also be nesessary to expand the staff base of DePfa Investment Bank. At the moment we are relying on around a dozen experienced specialists, who have excellent ties with the markets in this area of business. From this nucleus, we intend to create a permanent corporate framework and increase staff numbers. DePfa Investment Bank's professionals will also play an important role in building up placement business in Western Europe.

For the past two years, we have been operating in **Japan** via a branch. For a year, the balance sheet related transactions of our Japanese activities have fluctuated between € 11 bn and € 13 bn. We managed to break even in only our very first year in Tokyo and in the second year, we expect to achieve a pre-tax profit of € 8 m – € 10 m. These activities are making a long term contribution to Japanese public sector financing. Two thirds of public sector finance in Japan is still provided by the public postal savings system. This link will change and Japan will turn to alternative sources of funding and techniques for its financing needs. DePfa is currently trying to break into this area of business. In this respect, we can use our expertise in the field of credit analysis, in particular for sub-sovereign Japanese authorities, to maximum advantage. In addition, credit analysis offers opportunities to place Japanese assets outside Japan.

The public sector finance business is highly profitable and has consistently achieved levels of profitability of over 20% after tax in recent years. We intend to allocate more capital to the public sector finance division in future in order to increase the overall profitability of the Group still further.

With this new positioning, the property and public sector finance businesses will have a clear strategic focus and will each be individually able to offer their respective client groups the highest level of service.

DePfa Gruppe

Presseinformation

Ihre Ansprechpartner:
Hanno Strube
Telefon: 0611/348-2373
E-Mail: hanno.strube @depfa.com
Jürgen Junginger
Telefon: 0611/348-2636
Fax: 0611/348-2332
E-Mail:juergen.junginger @depfa.com

Ad hoc-Meldung nach § 15 Wertpapierhandelsgesetz

Wiesbaden, 10. Januar 2000

Die DePfa Gruppe sieht sich veranlaßt, ihre Ergebnisprognose und die bisher gegebenen Indikationen zum Jahresergebnis 1999 erheblich nach oben zu revidieren. Hierfür sind im wesentlichen zwei Gründe ausschlaggebend:

1. Die Umstellung der Rechnungslegung 1999 von HGB zu US-GAAP führt sowohl im Jahresvergleich als auch gegenüber den Schätzungen der Analysten zu einem deutlich höheren Ergebnisausweis. Es ist in diesem Zusammenhang darauf hinzuweisen, daß die Rechnungslegung nach US-GAAP eine größere Ergebnisvolatilität impliziert.
2. Das Ergebnis des vierten Quartals 1999 hat die Erwartungen - zusätzlich durch Einmaleffekte - deutlich übertroffen und damit ebenfalls zu diesem außergewöhnlich guten Ergebnis beigetragen.

Voraussichtlich werden die vorläufigen Zahlen zum Jahresabschluß 1999 am 04. April 2000 publiziert werden können.

Das mit dem Abschluß 1999 erreichte Ergebnis- und Rentabilitätsniveau ermöglicht der DePfa Gruppe, in den kommenden Jahren weiterhin konsequent in die Umsetzung ihrer strategischen Ziele zu investieren.

Record results at DePfa: net profit for the year up 76%
- First accounts drawn up under US GAAP -

The DePfa Group concluded the 1999 financial year with record results. Net profit for the year increased by 76.3% to € 276.6 m, while earnings per share rose correspondingly from € 4.36 to € 7.68. With a return on equity of 28.4% before tax and 15.4% after tax, the specialist institution is one of the most profitable banks in Germany. DePfa is one of the first financial institutions in mainland Europe to have switched to US GAAP accounting.

Net interest income rose sharply by 48.2% to € 708.2 m, the rise being attributable to both a significant expansion in business volume and favourable conditions in the capital markets. Net commission income fell by 0.8% to € 124.0 m. Trading income was up by 20.4% to € 53.8 m. This is partly a reflection of the success of DePfa Investment Bank Ltd., which had its first full year of operation in 1999. Overall, the investment bank subsidiary achieved net profits for the year of € 33 m. In the past financial year, the DePfa Group's total earnings increased by 36.8% to € 886 m. Personnel expenditure rose at a rate of 5.3% to € 159.6 m. Continued growth in operations and external consultancy charges - mainly for the IT of the bank - are reflected in the increase in other administrative expenditure (+26.2% to € 109.2 m) and in depreciation on fixed assets (+39.7% to € 29.9 m). As a result, total administrative expenditure rose by 15.1% to € 298.7 m. The cost income ratio fell significantly from 40.1% to 33.7%.

Net of other income and expenditure, operating profit before loan loss provisions grew by 40.6% to € 571.3 m. There was a substantial reduction of 55.3% to € 62 m in the provision for loan loss. This is evidence of the marked easing in the property business. At € 509.3 m, pre-tax profit was up 90.5% on the figure for the previous year. Taxes on earnings increased by 99.6% to € 219.4 m; thanks to proportionately higher domestic earnings, the tax ratio rose to 43.1%. The proposal will be put to the Annual General Meeting to pay a dividend of € 1.00 per share, compared with € 0.87 in the previous year, on the basis of the net income for the year, which was up 76.3% to € 276.6 m.

Your will find the full information on our homepage http://depfa.com.

DePfa Group: Provisional figures for the 1999 financial year (according to US GAAP)*

Earnings figures	**1999 € m**	**1998 € m**	**% Change**
Net interest income	708.2	477.8	+ 48.2
Net commission income	124.0	125.0	- 0.8
Trading income	53.8	44.7	+ 20.4
Total earnings	**886.0**	**647.5**	**+ 36.8**
Personnel expenditure	159.6	151.6	+ 5.3
Other administrative expenditure	109.2	86.5	+ 26.2
Depreciation on plant, property and equipment	29.9	21.4	+ 39.7
Administrative expenditure	**298.7**	**259.5**	**+ 15.1**
Other income and expenditure	- 16.0	18.2	
Operating result before loan loss provisions	**571.3**	**406.2**	**+ 40.6**
Provision for loan losses	62.0	138.8	- 55.3
Net income before tax	**509.3**	**267.4**	**+ 90.5**
Tax on earnings	219.4	109.9	+ 99.6
Profit attributable to companies outside the Group	13.3	0.6	
Net income for the year	**276.6**	**156.9**	**+ 76.3**
New business			
Public sector loans	33,771	21,989	+ 53.6
Property loans	7,645	5,717	+ 33.7
Ratios	31.12.1999 € m	31.12.1999 € m	Changes %
Public sector loans	105,955	86,186	+ 22.9
Property loans	21,524	19,113	+ 12.6
Total assets	145,523	120,592	+ 20.7

*** Previous year's figures also according to US GAAP**

DePfa's success continues in the first quarter of 2000
– Pre-tax profit up 32.7% to € 130 m –

At its balance sheet press conference today, DePfa will provide new information on three topics:

- The Group's performance in the first quarter of 2000
- A new RoE target of 17% after tax for the year 2003
- In addition to the IPO of DePfa IT Services, preparations are underway for the IPO of DePfa Investment Bank Ltd.

The DePfa Group has made a good start to the new financial year. Total net interest income increased by 31.3% to € 176 m in the first quarter of 2000 compared with the first three months of the previous year. Net commission income rose by 16.0% to € 29 m, while an increase of 83.3% to € 22 m was recorded in the trading result. Total administrative expenditure rose to € 74 m (+17.5%). The Group succeeded in increasing its operating profit before provisions by 29.8% to € 148 m, with € 18 m being allocated for provisions in the first quarter. This produces a pre-tax profit of € 130 m, which is a rise of 32.7% on the same quarter in the previous year.

The DePfa Group intends to improve its return on equity still further. By the year 2003, RoE after tax should stand at 17% and this level of profitability is to be achieved on a considerably higher capital base.

DePfa Investment Bank Ltd., in which DePfa holds a 60% share, is to be floated on the stock exchange this year. In line with the DePfa Group's core competences, DePfa Investment Bank provides comprehensive support and advice for public sector entities on financial matters and also trades on its own account to a limited extent. Its activities focus on the markets of central and eastern Europe. In 1999, its first full financial year, DePfa Investment Bank achieved net income for the year of € 33 m (RoE: 33.4% after tax). The Group's plans envisage attracting new investors to the investment bank by means of a 25% capital increase.

Your will find the full information on our homepage http://www.depfa.com

DePfa Group: Results of the 1st quarter 2000 (according to US GAAP)*

Earnings figures	**1.1. - 31.3.2000 € m**	**1.1. - 31.3.1999 € m**	**% Change**
Total net interest income	176	134	+ 31.3
Net commission income	29	25	+ 16.0
Income from financial transactions	22	12	+ 83.3
Total income	**227**	**171**	**+ 32.7**
Personnel costs	41	36	+ 13.9
Other administrative expenses	26	21	+ 23.8
Depreciation on fixed assets	7	6	+ 16.7
Administrative expenses	**74**	**63**	**+ 17.5**
Other income and expenses	- 5	6	
Operating profit before provisions	**148**	**114**	**+ 29.8**
Provisions	18	16	+ 12.5
Profit before taxes	**130**	**98**	**+ 32.7**
New business			
Public sector financing	8,307	6,823	+ 21.7
Property financing	2,080	1,941	+ 7.2
Portfolio	**31.3.2000 € m**	**31.12.1999 € m**	**% Change**
Public sector financing	110,113	107,398	+ 2.5
Property financing	22,195	21,853	+ 1.6
Total assets	149,547	144,989	+ 3.1

*** Previous year's figures also according to US GAAP**

Announcement in accordance with § 15 WpHG (Ad hoc-announcement)

DePfa Deutsche Pfandbriefbank AG

DePfa Group builds on excellent result of previous year
- Profit after tax up by 5.6 % to € 114 million after the first six months of 2000 -

in accordance with US GAAP*	1st HY 2000 € m	1st HY 1999 € m	% Change
Earnings			
Total net interest income	318	282	+ 12.8
Net commission income	60	54	+ 11.1
Trading income	23	31	- 25.8
Total earnings	**401**	**367**	**+ 9.3**
Personnel expenditure	103	73	+ 41.1
Other administrative expenses	52	45	+ 15.6
Depreciation on fixed assets	18	12	+ 50.0
Administrative expenditure	**173**	**130**	**+ 33.1**
Other income and expenditure	13	-17	
Operating profit before provisions	**241**	**220**	**+ 9.5**
Provisions	45	25	+ 80.0
Net income before tax	**196**	**195**	**+ 0.5**
Tax on earnings	69	81	- 14.8
Profit attributable to minority interests	13	6	+ 116.7
Net income	**114**	**108**	**+ 5.6**

* Previous year's figures also in accordance with US GAAP

In the first half year of 2000, the DePfa Group again achieved the high earnings figures of the previous year, despite difficult market conditions. The specialist institution saw significant growth in its operating business, thanks to its broad international focus. However, some factors impacted adversely on results.

In view of the actual situation in the capital market, DePfa has largely closed its interest positions, dispensing with additional income from asset/liability management. The trading result was down by € 8 million to € 23 million. While securities trading generated € 17 million (up 39%), the valuation of interest rate derivatives resulted in a decrease of € 41 million.

The high increase of administrative expenditure was mainly attributable to higher staff costs, which rose by 41.1% to € 103 million. The investment in personnel recruited in strategically important areas will ensure the future success of the DePfa Group. Other reasons for the increase in administrative expenditure were higher bonuses and the extended scope of consolidation.

For the full interim report and the complete press release, visit www.depfa.com

Announcement in accordance with § 15 WpHG (Ad hoc-statement)

DePfa Deutsche Pfandbriefbank AG

DePfa Group preparing a split of public sector finance and property businesses

- 9-month results below previous year due to resolving of outstanding problems -

In its meeting of 27.11.2000 the Management Board and the Supervisory Board of DePfa Deutsche Pfandbriefbank AG took decisions of great significance for the future strategic course of the DePfa Group. The Management Board has been instructed to take all the necessary measures to reorganise the Group in 2002 into two independent companies that operate successfully in the market. The Management Board and the Supervisory Board will then decide, based on long term shareholder value criteria, whether to proceed with a split into two independently publicly quoted companies. The new structure would involve the creation of a homogeneous public sector finance bank and a homogeneous property bank.

The key financial data as per 30.09.2000 are presented below.

For the full interim report and the complete press release, visit www.depfa.com

in accordance with US GAAP	**1.1. – 30.9.2000 € m**	**1.1. – 30.9.1999 € m**	**% Change**
Total net interest income	446	433	+ 3.0
Net commission income	82	91	- 9.9
Trading result	53	88	- 39.8
Total earnings	**581**	**612**	**- 5.1**
Personnel expenditure	139	115	+ 20.9
Other administrative expenses	81	78	+ 3.8
Depreciation on fixed assets	29	17	+ 70.6
Administrative expenditure	**249**	**210**	**+ 18.6**
Other income and expenditure	- 37	- 9	
Operating profit before provisions	**295**	**393**	**- 24.9**
Provisions	112	54	+ 107.4
Net income before tax	**183**	**339**	**- 46.0**
Tax on earnings	50	152	- 67.1
Profit attributable to minority interests	21	8	+ 162.5
Group net income	**112**	**179**	**- 37.4**

DePfa Group

Press Release

Your Contact:
Bettina Klose
Telephone: +49 611/348-2218
Fax: +49 611/348-2606
E-Mail: bettina.klose@depfa.com

New Dimension For DePfa Global Pfandbrief Programme
DePfa plans to increase two benchmark bonds to € 5 bn each

Wiesbaden, January 04, 2000 - DePfa Deutsche Pfandbrief Bank AG starts into the new millennium with a reopening of two outstanding Global Pfandbriefe. The bonds with a maturity of 5 and 10 years will be increased to a total of € 5 bn each. The volume of the newly issued bonds is close to € 3.5 bn in total.

Global #3 due 03.02.2005 will be increased from € 3.068 bn (DM 6 bn) to € 5 bn. This bond was originally launched in January 1998 and re-opened twice. Lead Managers are Deutsche Bank, Dresdner Bank and Goldman Sachs.

Global #6 with a maturity 15.01.2010 will be reopened, too. This bond was launched in September 1999 with a volume of € 3.5 bn and will be increased by € 1.5 bn to Euro 5 bn. Lead Managers are ABN Amro, Commerzbank and Morgan Stanley Dean Witter.

Under the DePfa Global Pfandbrief Programme a group of 7 to 9 co-lead managers together with the Joint-Lead Managers are responsible for the placement and market making. This designated market making group of domestic and international banks will generate a highly diversified and international distribution of the bonds.

With this reopening DePfa is positioning its Global Pfandbriefe for electronical trading on Euro MTS. DePfa's funding strategy should furthermore lead to the highest possible liquidity and offers an optimal trading platform for its Pfandbriefe. This reopening at the beginning of the year provides Investors with a good opportunity to invest in well established and excellently performing bonds in the 5 and 10 year segment.

Press Release

DePfa Group

Your contacts:
Public Relations / Investor Relations
Hanno Strube
Tel.: 00 49 611 / 348-2373
Jürgen Junginger
Tel.: 00 49 611 / 348-2636
Fax: 00 49 611 / 348-2332

Wiesbaden, February 7, 2000

New appointment

Erich Marquart (43) will be joining the DePfa Group as Director on 1 March 2000. He will be taking over as head of Treasury in Wiesbaden and will be responsible for co-ordination of Treasury activities worldwide. After working in the Investment Banking department at Dresdner Bank in Frankfurt and Tokyo as well as for Paribas in Frankfurt and London, Erich Marquart was most recently head of Capital Markets, Derivatives and Bond Trading at the Vereins- und Westbank in Hamburg.

DePfa Group

Press Release

Your Contact:
Bettina Klose
Telephone: +49 611/348-2218
Fax: +49 611/348-2606
E-Mail: bettina.klose@depfa.com

DePfa increases Global #3 to Euro 5 bn

Wiesbaden, January 25, 2000 - DePfa Deutsche Pfandbrief Bank AG has priced its increase of Global Pfandbrief #3 at an issue price of 98.61. The AAA rated public sector Pfandbrief, due 3 February 2005, pays a coupon of 5% and is tapped by 1.932 bn Euros. The fixed reoffer price is 98.44 and gives a spread at launch of +18.5 bp over the 7.375% January 2005 Bund. Joint Lead Managers are Deutsche Bank, Dresdner Bank and Goldman Sachs. Co-Leads are ABN Amro, Barclays, CDC Marches, Commerzbank, DG Bank, HypoVereinsbank, Morgan Stanley Dean Witter, Salomon Smith Barney and WestLB.

Please note that the new issue will have the same CUSIP number as DePfa's currently outstanding Global #3 Public Sector Pfandbrief. The new issue might be regarded for U.S. tax purposes as issued with an original issue discount. The issue may not be offered within the United States or its possessions or to persons who are considered to be

DePfa Group

Press Release

Contact:
Public Relations / Investor Relations
Hanno Strube
Tel.: ++ 49 611 / 348-2373
Fax: ++ 49 611 / 348-2332

Wiesbaden, 16 March 2000

DePfa IT Services and Mannesmann Telecommerce set up joint venture in e-business

DePfa IT Services and Mannesmann Telecommerce have agreed on a joint venture to establish Internet portals and digital marketplaces for the residential property industry throughout Europe. Both companies will have equal shares in the joint venture and both parties will support the new companies with their distribution channels and expertise. While DePfa IT Services, the leading provider of property software, has contacts with almost 20 million tenants, Mannesmann has a significant market penetration in telecommunications throughout Europe.

Information and attractive service packages for appartments will be offered to tenants via an Internet portal for display on PCs or TV set-top boxes. Users of the portal will have access to a wide range of offers from telephony to supplies, banking and other services, which are mainly offered locally.

Existing customers of both parties to the joint venture will benefit from the planned co-operation as a result of reasonably priced and convenient services. To this end, DePfa IT Services and Mannesmann are co-operating closely in the field of technical development as well as sales and marketing. A pilot scheme in the second quarter of this year will provide first customers with access to this web marketplace.

With more than 6.5 million properties under management, DePfa IT Services AG is the leading IT solutions provider for property management in Europe. 1999 sales totalled Euro 140 million. Preparations for the IPO of DePfa IT Services AG, which is part of the DePfa Group, will commence shortly.

Following Dr. Köpfler's move to the Supervisory Board, the Management Board of DePfa Deutsche Pfandbrief Bank AG will be led by Gerhard Bruckermann and Karl-Heinz Glauner as joint speakers for the Board. Dr. Thomas M. Kolbeck, Michael A. Kremer and Dr. Peter Lammerskitten will continue as members of the Management Board.

Gerhard Bruckermann has been on DePfa's Management Board since 1991. He is the Board member responsible for the successful development of public sector financing and the rapid expansion of the Group's international capital market business.

Karl-Heinz Glauner joined DePfa's Management Board in 1989. As a property expert, in recent years he has very successfully progressed DePfa's strategic positioning as a European property bank.

The Management Board of the subsidiary, DePfa Bank AG, will work purely as a collegial body with joint responsibility.The members of the Management Board are: Ulrich Claßen, Hans Jochen Erlebach, Karl-Heinz Glauner, Dr. Thomas M. Kolbeck, Michael A. Kremer, Dr. Peter Lammerskitten.

DePfa Group

Press Release

Contact:
Hanno Strube
Tel.: ++ 49 611 / 348-2373
hanno.strube@depfa.com
Jürgen Junginger
Tel.: ++49 611 / 348-2636
juergen.junginger@depfa.com
Fax: ++49 611 / 348-2332

Changes to the membership of the Management and Supervisory Boards of the DePfa Group

Wiesbaden, 4 April 2000. – The Supervisory Boards of DePfa Deutsche Pfandbrief Bank AG and DePfa Bank AG will propose the following additional Supervisory Board members to the General Meeting:

1. Prof. Dr. Dr. h.c. Hans Tietmeyer, President of the Bundesbank (ret'd.)
2. Erwin Flieger, Chairman of the Management Board of Bayerische Beamten Lebensversicherung a.G.
3. Dr. Thilo Köpfler

At his own request, Dr. Thilo Köpfler, Chairman of the Management Boards of DePfa Deutsche Pfandbrief Bank AG and DePfa Bank AG, will be retiring at this year's Annual General Meeting on 20 June 2000.

By the time of the Annual General Meeting, Dr. Thilo Köpfler will be 61 years old. He has been on the Management Board for 23 years and can look back at a career with the DePfa Group spanning 32 years. The Supervisory Boards of the two banks have paid tribute to the services of Dr. Köpfler to the DePfa Group. With his strategic skills, he has made a major contribution to the fact that DePfa has evolved from an institution under public law to an international and dynamic joint stock corporation over the last ten years. The new direction for the former state-owned institution has resulted in what is deemed to be one of the most successful privatisations in the Federal Republic of Germany. DePfa's market value has increased almost ten-fold since its flotation on the stock exchange in 1991. Dr. Köpfler is leaving the top position in the Group at a time when the Group has achieved the best results in its corporate history.

It is with regret that the Supervisory Boards accept Dr. Köpfler's decision. They welcome the fact that he will continue to actively support the banks with the benefit of his expertise and experience.

Die Aufsichtsräte bedauern den Entschluß Dr. Köpflers. Sie begrüßen, daß er die Banken weiterhin mit seinem Wissen und seiner Erfahrung aktiv begleiten wird.

Der Vorstand der DePfa Deutsche Pfandbrief Bank AG wird nach dem Wechsel Dr. Köpflers in den Aufsichtsrat als Kollegialorgan mit Gerhard Bruckermann und Karl-Heinz Glauner als Sprechern geführt. Dem Gremium gehören weiterhin Dr. Thomas M. Kolbeck, Michael A. Kremer und Dr. Peter Lammerskitten an.

Gerhard Bruckermann gehört dem Vorstand der DePfa seit 1991 an. Er zeichnet für die erfolgreiche Entwicklung der Staatsfinanzierung sowie für den dynamischen Ausbau des internationalen Kapitalmarktgeschäftes der Gruppe verantwortlich.

Karl-Heinz Glauner gehört seit 1989 dem Vorstand der DePfa an. Als Immobilienexperte hat er in den vergangenen Jahren sehr erfolgreich die Ausrichtung der DePfa zu einer europaweit agierenden Immobilienbank vorangetrieben.

Der Vorstand der Tochterbank DePfa Bank AG BauBoden wird als reines Kollegialorgan arbeiten. Mitglieder des Vorstandes sind: Ulrich Claßen, Hans Jochen Erlebach, Karl-Heinz Glauner, Dr. Thomas M. Kolbeck, Michael A. Kremer, Dr. Peter Lammerskitten.

DePfa Group

Press Release

Contact:
Hanno Strube
Tel.: ++ 49 611 / 348-2373
hanno.strube@depfa.com
Jürgen Junginger
Tel.: ++49 611 / 348-2636
juergen.junginger@depfa.com
Fax: ++49 611 / 348-2332

Record results at DePfa: net profit for the year up 76%
- First accounts drawn up under US GAAP -

Wiesbaden, 4 April 2000. – The DePfa Group concluded the 1999 financial year with record results. Net profit for the year increased by 76.3% to € 276.6 m, while earnings per share rose correspondingly from € 4.36 to € 7.68. With a return on equity of 28.4% before tax and 15.4% after tax, the specialist institution is one of the most profitable banks in Germany. DePfa is one of the first financial institutions in mainland Europe to have switched to US GAAP accounting.

Net interest income rose sharply by 48.2% to € 708.2 m, the rise being attributable to both a significant expansion in business volume and favourable conditions in the capital markets. Net commission income fell by 0.8% to € 124.0 m. Trading income was up by 20.4% to € 53.8 m. This is partly a reflection of the success of DePfa Investment Bank Ltd., which had its first full year of operation in 1999. Overall, the investment bank subsidiary achieved net profits for the year of € 33 m. In the past financial year, the DePfa Group's total earnings increased by 36.8% to € 886 m. Personnel expenditure rose at a rate of 5.3% to € 159.6 m. Continued growth in operations and external consultancy charges - mainly for the IT of the bank - are reflected in the increase in other administrative expenditure (+26.2% to € 109.2 m) and in depreciation on fixed assets (+39.7% to € 29.9 m). As a result, total administrative expenditure rose by 15.1% to € 298.7 m. The cost income ratio fell significantly from 40.1% to 33.7%.

Net of other income and expenditure, operating profit before provisions grew by 40.6% to € 571.3 m. There was a substantial reduction of 55.3% to € 62 m in the provisions. This is evidence of the marked easing in the property business. At € 509.3 m, pre-tax profit was up 90.5% on the figure

for the previous year. Taxes on earnings increased by 99.6% to € 219.4 m; thanks to proportionately higher domestic earnings, the tax ratio rose to 43.1%. The proposal will be put to the Annual General Meeting to pay a dividend of € 1.00 per share, compared with € 0.87 in the previous year, on the basis of the net income for the year, which was up 76.3% to € 276.6 m.

In 1999, the public sector finance portfolio, including securitised assets rose to € 106.0 bn, an increase on the previous year-end of 22.9%. International business, in particular, contributed to this success. With a volume of € 56.1 bn (+52.8%), international lending exceeded domestic assets (+0.8% to € 49.9 bn).

The property division increased its lending volume by 12.6% to € 21.5 bn, € 6.4 bn (+63.9%) of this is attributable to international property business. The rapid growth of this division is spread across a total of 15 different countries and the proportion of new international property business stands at 56%.

In 1999, the DePfa Group raised a total of € 18.6 bn in the capital markets for funding purposes. In this connection, attention should be drawn to the placing of DePfa Global Pfandbriefe Nos. 5 and 6 with a total volume of € 6.5 bn.

In March, DePfa IT Services, the market leader in the field of IT and consultancy services for the housing industry, announced a joint venture with Mannesmann for establishing Internet portals and digital market places throughout Europe. Preparations for the planned IPO of DePfa IT Services AG will begin shortly.

DePfa Group:
Preliminary figures for the 1999 financial year (according to US GAAP)*

Earnings figures	**1999 € m**	**1998 € m**	**% Change**
Net interest income	708.2	477.8	+ 48.2
Net commission income	124.0	125.0	- 0.8
Trading income	53.8	44.7	+ 20.4
Total earnings	**886.0**	**647.5**	**+ 36.8**
Personnel expenditure	159.6	151.6	+ 5.3
Other administrative expenditure	109.2	86.5	+ 26.2
Depreciation on fixed assets	29.9	21.4	+ 39.7
Administrative expenditure	**298.7**	**259.5**	**+ 15.1**
Other income and expenditure	- 16.0	18.2	
Operating result before provisions	**571.3**	**406.2**	**+ 40.6**
Provisions	62.0	138.8	- 55.3
Net income before tax	**509.3**	**267.4**	**+ 90.5**
Tax on earnings	219.4	109.9	+ 99.6
Profit attributable to minority interests	13.3	0.6	
Net income	**276.6**	**156.9**	**+ 76.3**
Portfolio	**31.12.1999 € m**	**31.12.1998 € m**	**% Change**
Public sector financing	105,955	86,186	+ 22.9
of which international	56,074	36,693	+ 52.8
Property financing	21,524	19,113	+ 12.6
of which international	6,392	3,900	+ 63.9
Securities outstanding including loans taken up	84,710	78,712	+ 7.6
Equity	1,932	1,719	+ 12.4
Total assets	145,523	120,592	+ 20.7
New business	**1999 € m**	**1998 € m**	**% Change**
Public sector financing	33,771	21,989	+ 53.6
of which international	22,848	13,896	+ 64.4
Property financing	7,645	5,717	+ 33.7
of which international	4,284	2,367	+ 81.0
Ratios	**1999**	**1998**	**% Change**
Cost income ratio	33.7%	40.1%	
Earnings per share	7,68€	4.36€	+76.1
RoE after tax	15.4%	9.6%	

*** Previous year's figures also according to US GAAP**

DePfa Group

Press Release

Contact:
Hanno Strube
Tel.: ++ 49 611 / 348-2373
hanno.strube@depfa.com
Jürgen Junginger
Tel.: ++49 611 / 348-2636
juergen.junginger@depfa.com
Fax: ++49 611 / 348-2332

DePfa's success continues in the first quarter of 2000
– Pre-tax profit up 32.7% to € 130 m –

Wiesbaden, 10 May 2000. – At its balance sheet press conference today, DePfa provided new information on three topics:

- The Group's performance in the first quarter of 2000
- A new RoE target of 17% after tax for the year 2003
- In addition to the IPO of DePfa IT Services, preparations are underway for the IPO of DePfa Investment Bank Ltd.

The DePfa Group has made a good start to the new financial year. Total net interest income increased by 31.3% to € 176 m **in the first quarter of 2000** compared with the first three months of the previous year. Net commission income rose by 16.0% to € 29 m, while an increase of 83.3% to € 22 m was recorded in the trading result. Total administrative expenditure rose to € 74 m (+17.5%). The Group succeeded in increasing its operating profit before provisions by 29.8% to € 148 m, with € 18 m being allocated for provisions in the first quarter. This produces a pre-tax profit of € 130 m, which is a rise of 32.7% on the same quarter in the previous year.

The first quarter of the year 2000 can also be described as successful in terms of growth in financing volumes. Both public sector financing and property lending recorded high rates of international growth. Within the first three months, total public sector financing rose by 2.5% to € 110.1 bn, with international business, at 6.9%, contributing the major share to this growth. The property financing portfolio rose by 1.6% to € 22.2 bn and here too, non-German countries accounted for marked growth (+11.3% to € 7.1 bn).

At € 10.5 bn, new commitments for the first quarter were up 17.6% on the first quarter of 1999.

The DePfa Group had already achieved record results in the **1999 financial year**. Net income for the year rose by 76.4% to € 277 m and earnings per share rose correspondingly from € 4.36 to € 7.68. With RoE of 28.4% before tax and 15.4% after tax, the specialist institution ranks as one of the most profitable banks in Germany. DePfa is one of the first financial institutions in mainland Europe to have converted its accounting to US GAAP.

The DePfa Group intends to improve its return on equity still further. **By the year 2003, RoE after tax** should stand at **17%** and this level of profitability is to be achieved on a considerably higher capital base.

DePfa Investment Bank Ltd., in which DePfa holds a 60% share, is to be floated on the **stock exchange** this year. In line with the DePfa Group's core competences, DePfa Investment Bank provides comprehensive support and advice for public sector entities on financial matters and also trades on its own account to a limited extent. Its activities focus on the markets of central and eastern Europe. In 1999, its first full financial year, DePfa Investment Bank achieved net income for the year of € 33 m (RoE: 33.4% after tax). The Group's plans envisage attracting new investors to the investment bank by means of a 25% capital increase.

Preparations for the **IPO of DePfa IT Services AG** have already started.

DePfa Group:
Results of the 1st quarter 2000 (according to US GAAP)*

Earnings figures	**1st q 2000 € m**	**1st q 1999 € m**	**% Change**
Total net interest income	176	134	+ 31.3
Net commission income	29	25	+ 16.0
Income from financial transactions	22	12	+ 83.3
Total income	**227**	**171**	**+ 32.7**
Personnel costs	41	36	+ 13.9
Other administrative expenses	26	21	+ 23.8
Depreciation on fixed assets	7	6	+ 16.7
Administrative expenses	**74**	**63**	**+ 17.5**
Other income and expenses	- 5	6	
Operating profit before provisions	**148**	**114**	**+ 29.8**
Provisions	18	16	+ 12.5
Profit before taxes	**130**	**98**	**+ 32.7**
Portfolio	**31.03.2000 € m**	**31.12.1999 € m**	**% Change**
Public sector financing	110,113	107,398	+ 2.5
of which international	61,408	57,450	+ 6.9
Property financing	22,195	21,853	+ 1.6
of which international	7,112	6,392	+ 11.3
Other loans	5,829	5,161	+ 12.9
Securities outstanding including loans taken up	84,880	83,487	+ 1.7
Total assets	149,547	144,989	+ 3.1
New business	**1st q 2000 € m**	**1st q 1999 € m**	**% Change**
Public sector financing	8,307	6,823	+ 21.7
of which international	4,629	4,112	+ 12.6
Property financing	2,080	1,941	+ 7.2
of which international	1,392	1,193	+ 16.7

*** Previous year's figures also according to US GAAP**

DePfa Group

Press Release

Contact:
Hanno Strube
Public Relations / Investor Relations
Tel.: ++ 49 611 / 348-2373
Fax: ++49 611 / 348-2332
hanno.strube@depfa.com

Wiesbaden, 9 June 2000

DePfa IT Services and IBM Germany create business-to-business marketplace

DePfa IT Services AG and IBM Deutschland Informationssysteme GmbH have announced a strategic partnership, aimed at creating and running a business-to-business marketplace for the property industry.

This virtual marketplace will give companies in the property industry the opportunity of complete online product and service procurement. On the buyers' side, the participants will be companies involved in the property business and on the vendors' side will be the manufacturers, suppliers and producers of the products and services concerned. As the property industry sees a very high level of annual investment by comparison with other sectors (investments of more than DM 300 billion), the benefits of pooled demand and the efficiency offered by the Internet are particularly advantageous.

In its initial phase the virtual marketplace will be available to more than 3,000 companies in the property industry and their trading partners, who already use IT products offered by DePfa IT Services. At a later stage, the scope will be expanded to international level and the marketplace opened to other subscribers.

This partnership brings together the property related expertise of DePfa IT Services and the e-business experience of IBM. The association will include the establishment and the conduct of the business-to-business marketplace. Co-operation with IBM in the area of a business-to-business portal is a logical extension of the business-to-customer marketplace, which was announced some weeks ago as a joint venture between DePfa IT Services and MannesmannTelecommerce. The objective is the creation of a comprehensive Internet platform for all aspects of property industry business.

DePfa IT Services AG clients manage more than 6.5 million homes, making the company the leading provider of IT property management solutions in Europe. Last year, sales totalled DM 280 million, of which already one quarter were attributable to e-business. DePfa IT Services AG, which belongs to the DePfa Group, is currently preparing its stock exchange launch.

DePfa Group

Press Release

Contact:
Hanno Strube
Telephone: ++49 611 348 2373
hanno.strube@depfa.com
Jürgen Junginger
Telephone: +49 611 348 2636
juergen.junginger@depfa.com
Fax: +49 611 348 2332

DePfa Group builds on excellent result of previous year
- Profit after tax up by 5.6 % to € 114 million after the first six months of 2000 -

Wiesbaden, 16.08.00 - DePfa Deutsche Pfandbriefbank AG

In the first half year of 2000, the DePfa Group again achieved the high earnings figures of the previous year, despite difficult market conditions. The specialist institution saw significant growth in its operating business, thanks to its broad international focus. However, some factors impacted adversely on results.

Net interest income was up 12.8% to € 318 million on the first half year of 1999. A comparison of the first and second quarters of 2000, however, shows a downward trend in interest income. In view of the difficult situation in the capital market, DePfa has largely closed its interest positions, dispensing with additional income from asset/liability management. Net commission income was up 11.1% to € 60 million. This rise is mainly attributable to the successful consultancy business of DePfa Investment Bank Ltd, which was able to increase its commission income from € 2 million to € 12 million. The trading result was down by € 8 million to € 23 million. While securities trading generated € 17 million (up 39%), the valuation of interest rate derivatives under US GAAP resulted in a decrease of € 41 million. Although classified as trading positions on the balance sheet, these transactions are mainly used for financial hedging purposes. In financial terms, the change in valuation does not therefore represent a loss.

Administrative expenditure was up 33.1% to € 173 million. This high increase was mainly attributable to higher staff costs, which rose by

41.1% to € 103 million. The investment in personnel recruited in strategically important areas will ensure the future success of the DePfa Group. Other reasons for the increase in administrative expenditure were higher bonuses and the extended scope of consolidation. Operating results before loan loss provisions were up 9.5% to € 241 million. As at June 30, 2000, loan loss provisions amounted to € 45 million, up 80% compared with the first six months of 1999. The rapid improvement expected for the situation in the German property market has not materialised to the anticipated extent, and we will therefore continue to carry out conservative valuations for our property portfolio. Net of income taxes and minority interests, profits totalled € 114 million, an increase of 5.6%.

There was a positive development in the strategic growth areas of Public Sector Financing including Investment Banking and International Property Financing. Following record results in the last financial year, when net income for the year saw a sharp increase of 76% to € 277 million and RoE after tax was over 15%, DePfa is expecting results to stabilise in the year 2000.

A few months ago, DePfa set a new target RoE after tax of 17% by 2003. This decision was very well received by the equity market, as is reflected by a 48% increase in the price of DePfa shares since the beginning of the year, clearly outperforming the sector index.

For the full interim report, visit www.depfa.com

DePfa Group:
Results of the first six months of 2000 (in accordance with US GAAP)*

Earnings	**1.1.–30.6.2000 € m**	**1.1.–30.6.1999 € m**	**% Change**
Total net interest income	318	282	+ 12.8
Net commission income	60	54	+ 11.1
Trading income	23	31	- 25.8
Total earnings	**401**	**367**	**+ 9.3**
Personnel expenditure	103	73	+ 41.1
Other administrative expenses	52	45	+ 15.6
Depreciation on fixed assets	18	12	+ 50.0
Administrative expenditure	**173**	**130**	**+ 33.1**
Other income and expenses	13	- 17	-
Operating profit before provisions	**241**	**220**	**+ 9.5**
Provisions	45	25	+ 80.0
Net income before tax	**196**	**195**	**+ 0.5**
Tax on earnings	69	81	- 14.8
Profit attributable to minority interests	13	6	+ 116.7
Net income	**114**	**108**	**+ 5.6**
Portfolio	**30.6.2000 € m**	**31.12.1999 € m**	**% Change**
Public sector financing	111,488	107,398	+ 3.8
of which international	61,907	57,450	+ 7.8
Property financing	22,691	21,853	+ 3.8
of which international	7,251	6,392	+ 13.4
Other loans	3,928	5,161	- 23.9
Securities outstanding including loans taken up	85,947	83,487	+ 2.9
Equity	2,002	1,929	+ 3.8
Total assets	**154,948**	**144,989**	**+ 6.9**

* Previous year's figures also in accordance with US GAAP

DePfa Group

Investor Release

Contacts:
Erich Marquart
Tel.: ++ 49 611 348 2448
E-mail: erich.marquart@depfa.com
Bettina Klose
Tel.: ++ 49 611 348 2218
E-mail: bettina.klose@depfa.com
Fax: ++ 49 611 348 2606

Primary Market System for the first 30 year DePfa Global Pfandbrief Issue Pot-Structure

Wiesbaden, 11.09.2000. With this bond, the pot system will apply the first time for the syndication and placement of a Pfandbrief issue. According to the practice in the US capital market the following points need to be addressed:

The transaction will be jointly lead managed by three bookrunners (Deutsche Bank, Dresdner Bank and Schroder Salomon Smith Barney) and it is planned to form a syndicate of nine Co-Lead-Managers (ABN AMRO, Barclays Capital, CDC, Commerzbank, CSFB, DG-Bank, Goldman Sachs, HypoVereinsbank and Morgan Stanley). The underwriting for each Co-Lead Manager will be EUR 50 Mio; the final allocation depends on the number and quality of the orders.

- In the case of 9 Co-Leads the pot will be 91% (EUR 910 Mio) of the issue amount. The three bookrunners (Deutsche Bank, Dresdner Bank and Schroder Salomon Smith Barney) will do the allocations jointly and on the basis of quality criteria discussed with the issuer. The pot will be handled centrally at Deutsche Bank by Ms Polly Lind (tel. +44 207 545 3709, fax +44 207 545 4455, e-mail polly.lind@db.com).

- By handing in the order to Deutsche Bank it is required to give up the names of the investors. However, it is not guaranteed that each underwriter receives an allotment equal to his full underwriting. Depending on the quality of the orders provided any underwriter might alternatively receive an allocation that exceeds his underwriting. Orders without name-give up (i.e. dummy-orders) are possible, but receive a lower priority during the allocation process. The issuer will test these orders.

- The Issuer will receive a report about accumulated orders up to 4 p.m. Frankfurt time each day. The issuer will decide about the protection of individual orders; which will be confirmed through DB London to the corresponding Lead- / Co-Lead-Manager by around 9:00 a.m. Frankfurt time the next day.

- Each Co-Lead Manager will receive a guaranteed allocation of 20% of his underwriting quota (i.e. EUR 10 Mio) to be placed at his discretion.

- Four weeks after launch the syndicate members shall receive a list of the investors in the pot via Bloomberg.

- Pricing of the Pfandbrief issue will be on the basis of a spread over the benchmark, negotiated between the three Joint lead managers and the issuer. The final pricing will be fixed during a conference call, in which all Co-Lead Managers may participate. Bonds that are not allocated to investors will be shared between the bookrunners on a pro rata basis.

DePfa Group

Press Release

Contact:
Jürgen Junginger
Tel.: ++49 611 348 2636
juergen.junginger@depfa.com
Marc Towner
Tel.: ++49 611 348 3249
marc.towner@depfa.com
Fax: +49 611 348 2332

Press conference and DVFA event of 13.11 rearranged for 29.11.2000

Wiesbaden, 17 October 2000. – The press conference and the DVFA analysts' meeting, originally planned for the 13 November, have been put back to the 29 November 2000. As well as releasing its nine month results 2000 DePfa Group will also be unveiling its future strategic orientation on this date.

Press conference:	Wednesday 29 November 2000 at 10.30 CET
DVFA presentation:	Wednesday 29 November 2000 at 14.30 CET

Both events will be held in the conference hall of DePfa Pfandbrief Bank AG in Wiesbaden.

DePfa IT Services

DePfa IT Services AG
Im Münchfeld 1-5
55122 Mainz
Germany
www.depfa-it.com

Press Release

Contact:
Tobias Fürstenau
Tel.: ++49 (0)6131 – 301 647
Fax: ++49 (0)6131 – 301 936
tfuerstenau@depfa-it.com

16.11.00
tf
2 pages

IPO of DePfa IT Services AG no longer planned for this year

The Initial Public Offering of DePfa IT Services AG, Wiesbaden, the market leader for software for real estate management no longer plans its IPO to take place this year. Given the current unfavourable stock market environment and low levels of liquidity in the primary market, the risk of not obtaining an adequate market valuation for the company is considered to be too high.

DePfa IT Services AG will continue to pursue its strategic goals of expanding into other European markets and further developing both its standard software as well as its B2B market place. The company has been operating this procurement market place for the real estate sector since October 23, 2000.

DePfa IT Services is one of the leading European software companies for IT solutions for the real estate management. The company sets standards in controlling complex business processes. It offers integrated service and consulting concepts and establishes platforms for e-business for the real estate management industry. Today already more than 3.000

customers in Europe take advantage of the broad product spectrum in order to manage and look after their housing and commercial properties. The offers of the program cover all of the relevant commercial and technical sectors of the industry: IT solutions, e-business, IT services and consulting. The complete offer is called Business Process Services - in short BPS.

DePfa Group

Press Release

Contacts:
Hanno Strube
Jürgen Junginger
Marc Towner
Tel.: +49 611 / 348-2341
IR@depfa.com

The DePfa Group takes over Deutsche Structured Finance

Wiesbaden, 22 November 2000. – The DePfa Group acquired 100% of the shares in Deutsche Structured Finance GmbH (DSF), Frankfurt, from BfG Bank AG on 20 November 2000. DSF has equity capital of € 5.1 million and in 1999 achieved net income for the year after taxes of almost € 4 million.

The acquisition of the Frankfurt based company strengthens DePfa Group's position in asset management and enhances its offering of large scale movable property. The move is also set to release synergies in structured financing and real asset investments. The management team at DSF has over ten years' experience in this field and property investments are to be offered in the rest of Europe as early as next year.

As a specialist in cross-border property and project-related transactions for large movable assets, DSF generates its earnings along the whole value chain in the aircraft leasing sector, from trading in aircraft through to placing issues with private and institutional investors and asset management. Recently, DSF has moved into the groundbreaking area of renewable energy sources.

Since it was established in 1996, DSF has arranged and structured financing totalling ca. € 780 million. Furthermore, via its distribution partners DSF has placed € 311 million of equity in the German capital markets in the form of closed-end funds and a joint stock company. The company's client base currently comprises around 4,000 private investors.

DePfa Group

Press Release

Contact:
Hanno Strube
Telephone: ++49 611 348 2373
hanno.strube@depfa.com
Jürgen Junginger
Telephone: +49 611 348 2636
juergen.junginger@depfa.com
Marc Towner
Telephone: +49 611 348 3249
marc.towner@depfa.com

DePfa Group prepares split of public sector finance and property businesses

- 9-month results below previous year due to resolving of outstanding problems -

Wiesbaden, 29.11.2000: - DePfa Deutsche Pfandbriefbank AG
In its meeting of 27.11.2000 the Management Board and the Supervisory Board of DePfa Deutsche Pfandbriefbank AG took decisions of great significance for the future strategic course of the DePfa Group. The Management Board has been instructed to take all the necessary measures to reorganise the Group in 2002 into two independent companies that operate successfully in the market. The Management Board and the Supervisory Board will then decide, based on long term shareholder value criteria, whether to proceed with a split into two independently publicly listed banking groups. The new structure would involve the creation of a homogeneous public sector finance bank and a homogeneous property bank.

Under these plans the **public sector finance bank** is to be centred on DePfa-Bank Europe in Dublin as parent company. With a broad product range this financial institution will be positioned along the entire value chain for public sector financial services world-wide. A new operating framework has therefore become a necessity, with DePfa Deutsche Pfandbriefbank AG, Wiesbaden and the DePfa Investment Bank forming the core constituents of the new institution. The public sector financing business will have further operations in New York, Tokyo and London as well as in most Continental European capitals.

At the same time, the **property bank** is to be centred on DePfa Bank AG in Wiesbaden as parent company. This bank will cater for the ever more sophisticated needs of clients that go well beyond the area of traditional financing. A network of branches in Germany, Europe and the US is already in place. Their activities will focus mainly on professional property clients. The profitable operating units of the property bank will be further expanded and where

necessary fine tuned. The unprofitable units in Germany will be either relinquished or completely reorganised.

The **rationale** for these steps is to ensure that the two businesses are each able to focus clearly on the needs of their respective client groups. As a consequence, the public sector finance and property businesses have to be repositioned accordingly. The Management Board of DePfa will elaborate further on this topic in today's press conference.

The **reasons for the planned split** are to a considerable degree connected with the capital market activities of the DePfa Group. On the one hand, funding advantages are crucial in the public sector finance business for a successful entry in new markets and the strengthening of customer ties. A strong capital base, excellent asset quality and a good credit rating are essential in this business. On the other hand, in the property business it is important to develop financing structures that are best suited to the various needs of the customer, while also keeping a tight rein on overall financing risks and increasing the share of low risk commission business. The positioning as an issuing house carries much less weight. There are more strategic options available to two focussed specialised institutions. The grouping together of two very different businesses restricts these options. On this basis the refocusing and development of both banks will present attractive career opportunities for employees and create substantial additional value for shareholders and clients.

Business development up to 30.09.2000

Despite somewhat difficult capital market conditions in 2000, the DePfa Group's earnings in the first three quarters of the financial year have remained virtually stable. Compared with the nine months' figures in the previous year, net interest income rose by 3.0% to € 446 m while net commission income was € 9 m lower on the comparable period, at € 82 m. Trading income fell by 39.8% to € 53 m. While € 31 m was achieved in trading in securities (+82.4%), the valuation of interest rate derivatives produced a result of € 22m (€ 71m as at 30.9.99). Administrative expenditure rose by 18.6% to € 249 m, resulting in a cost/income ratio of 42.9% at the end of September 2000.

DePfa increased provisions as at 30 September 2000 to € 112 m. The strategic repositioning - with the property bank as an independent company - can only be carried out once outstanding problems from the past have been fully addressed. The items at issue relate to loans that had already been written off in earlier years, but also to problems in the lending portfolio of one of our German branches. In addition, DePfa will transfer its own property holdings (bank buildings, joint ventures and repossessed properties), in the amount of € 0.8 – 1 bn, into a separate company that DePfa then plans to sell within the next one or two years. This exit strategy means that a revaluation of these properties resulting in a special charge of approximately € 100 m will be necessary in the 2000 financial year.

As at 30 September 2000, Group net income amounted to € 112 m, having taken these special charges into account, corresponding to a decline of 37.4% compared with the first three quarters of the previous year. Altogether, 1999 was a record year with net income increasing by 76.4% to € 277 m.

As early as 2001 net income before minorities will amount to ca. € 300 m, equivalent to a doubling of the 2000 result.

The interim report can be accessed on our internet home page under www.depfa.com

DePfa Group:
Figures from the Interim Report as at 30.09.2000
(in accordance with US GAAP)*

Earnings	**1.1.–30.9.2000 € m**	**1.1.–30.9.1999 € m**	**% Change**
Total net interest income	446	433	+ 3.0
Net commission income	82	91	- 9.9
Trading result	53	88	- 39.8
Total earnings	**581**	**612**	**- 5.1**
Personnel expenditure	139	115	+ 20.9
Other administrative expenses	81	78	+ 3.8
Depreciation on fixed assets	29	17	+ 70.6
Administrative expenditure	**249**	**210**	**+ 18.6**
Other income and expenditure	- 37	- 9	
Operating profit before provisions	**295**	**393**	**- 24.9**
Provisions	112	54	+ 107.4
Net income before tax	**183**	**339**	**- 46.0**
Tax on earnings	50	152	- 67.1
Profit attributable to minority interests	21	8	+ 162.5
Group net income	**112**	**179**	**- 37.4**
Portfolio	**30.9.2000 € m**	**31.12.1999 € m**	**% Change**
Public sector financing	113,443	107,398	+ 5.6
of which international	64,953	57,450	+ 13.1
Property financing	22,977	21,853	+ 5.1
of which international	7,628	6,392	+ 19.3
Other loans	2,626	5,161	- 49.1
Outstanding securities including loans taken up	84,705	83,487	+ 1.5
Equity	2,001	1,929	+ 3.7
Total assets	**158,009**	**144,989**	**+ 9.0**

* Previous year's figures also in accordance with US GAAP

DEPFA BANK

Announcement in accordance with §15 WpHG

(Ad-hoc statement)

DEPFA BANK plc: Group net income up by 61%, RoE of 29% after tax

Dublin / Frankfurt, August 15, 2002. The first half-year 2002 financial report is the first one of its kind for the new DEPFA BANK plc. Group net income for the first six months reached € 142 million (before the result from discontinued operations), a strong 61.4% increase year-on-year and corresponds to an RoE of 28.9%. At € 212 million, total income for the first six months of the financial year was 47.2% higher than in the first half of 2001. Administrative expenditure was up 43.3%, to € 43 million, due in large part to the business reorganisation. The very good result falls within the forecast range for earnings and gives every reason to believe that the medium-term target of 20% return on equity after taxes for 2002 as a whole can be achieved.

	30.06.2002 EUR m	30.06.2001 EUR m	Change in %
Total net interest income	180	156	15.4
Net commission income	-3	0	
Trading result	-35	-3	
Total revenues	212	144	47.2
Administrative expenditure	43	30	43.3
Other income/expenditure	1	38	
Net income before taxes	170	144	18.1
Group net income (bef. Discontinued oerats.)	142	88	61.4
Cost/income ratio (in %)	20.3	20.8	

According to US GAAP the result from discontinued operations relating to the spin off of property activities must be included in the Group financial statements. Given that the results of Aareal Bank will be published at the end of August, this interim statement has preliminary character only.

DEPFA BANK

Ad-hoc statement according to §15 Wertpapierhandelsgesetz

DEPFA BANK: Net profit up 16.9% after 9 months to € 166 m

Return on equity of 21.6% after taxes

Dublin / Frankfurt, 20 November 2002

DEPFA BANK plc continued its successful performance in the third quarter of 2002. Group net profit from continuing operations amounted to € 166 million in the first nine months of the year, up 16.9% year-on-year. At the same time equity capital was boosted by an increase in the item 'Other Comprehensive Income' of € 59 m in the third quarter 2002 (30.09.2002 vs. 30.06.2002). The result continues the positive trend seen over the course of this year, allowing DEPFA to achieve its targets for the full year. DEPFA envisages net profit from continuing operations to reach approximately € 200 million for the full year 2002 and return on equity after tax approximately 20%.

	30.09.2002 € m	30.09. 2001 € m	Change in %
Total net interest income	281	282	-0.4
• NII incl. interest in trading derivatives	203	217	-6.5
Net commission income	1	1	0.0
Trading result	-112	-37	
of which securities trading	-14	18	
of which valuation derivatives	-20	10	
of which interest	-78	-65	
Total revenues	266	250	6.4
Administrative expenditure	64	42	52.4
Other income / expenditure	1	30	
Net income before tax	203	229	-11.4
Group net income (from 'continuing operations')	166	142	16.9
Cost-income ratio in %	24.1	16.8	

03 FEB 10 AM 7:21

DEPFA BANK

An der Welle 5
60322 Frankfurt am Main
Germany

Press Release

Management Changes

Frankfurt am Main / Dublin, August 6, 2002

DEPFA BANK announced today that Mr James Hyde, Executive Director and Chief Risk Officer, has left the Bank with effect from 2 August 2002. Mr Hyde has made a significant contribution to the Bank since joining in October 2001. Mr Hyde joined the Bank from Fox-Pitt, Kelton having worked for many years as a senior analyst in the City of London. DEPFA BANK regrets his departure and wishes Mr Hyde every success in his future career and thanks him for his contribution to the Bank over the last year.

DEPFA BANK is pleased to announce that Dr. Rolf Hengsteler (47) has been appointed member of the Executive Committee as of August 2, 2002. In addition to his current responsibilities as Chief Operational Officer, he assumes the responsibility of Market Risk Control. Dr. Rolf Hengsteler, who holds degrees in mathematics and business administration, joined DEPFA in 1999 after more than 10 years of service with Citigroup in various front and back office functions.

Contacts:

Investor Relations
Marc Towner
Tel.: +49 69 5006 2077

Marc.Towner@depfa.com

Media Relations
Henrik Hannemann
Tel.: +49 69 5006 2189

Henrik.Hannemann@depfa.com

DEPFA BANK

DEPFA BANK plc

An der Welle 5
D-60322 Frankfurt am Main

Phone + 49 69 5006-0
Fax + 49 69 5006-1330

Press Release

DEPFA BANK expands Global Pfandbrief Programme

Frankfurt am Main / Dublin, August 9, 2002

DEPFA BANK plc is introducing the USD into its Global Pfandbrief Programme. With the issue of USD denominated Pfandbriefe DEPFA is seeking to diversify its global investor base even further and in the process is targeting in particular the US market and Asian central banks. DEPFA will be meeting investors around the world in the next few weeks to market its first USD issue, that is expected for the autumn of 2002. HSBC, Merrill Lynch and Schroders Salomon Smith Barney are acting as Lead Managers for the issue. The Global Pfandbrief programme provides for at least two issues per year with a minimum volume of 3 bn.

Company profile

DEPFA BANK plc is one of the leading providers of financial services to the public sector worldwide. DEPFA is a public limited company incorporated under Irish law with subsidiaries and branches in many European countries as well as in the USA and Japan. It's products and services cover the whole range of financing needs of the public sector, from budget financing through infrastructure financing to investment banking. On the basis of a clearly focused business model DEPFA BANK enjoys a strong position in an attractive sector characterised by few successful market participants.

Contacts:

Investor Relations
Marc Towner
Tel.: +49 69 5006 2077
Marc.Towner@depfa.com

Media Relations
Henrik Hannemann
Tel.: +49 69 5006 2189
Henrik.Hannemann@depfa.com

Treasury
Wally Höfer-Neder
Tel.: +49 69 5006 2218
Wally.Hoefer-Neder@depfa.com

DEPFA BANK

Press Release

New DEPFA on course for further success

- Group net income up by 61%, corresponding to RoE of 29% -

Dublin / Frankfurt, 15 August 2002.

The first half-year 2002 financial report is the first one of its kind for the new DEPFA BANK plc. Group net income for the first six months reached € 142 million (before the result from discontinued operations), a strong 61.4% increase year-on-year and corresponds to an RoE of 28.9%. This very good result falls within the forecast range for earnings and gives DEPFA every reason to believe that the medium-term target of 20% return on equity after taxes for 2002 as a whole can be achieved.

At € 212 million, total revenues for the first six months of the financial year were 47.2% higher than in the first half of 2001. Net interest income rose 15.4%, to € 180 million, but fell slightly by 8.3% to € 132 million when interest components from derivatives are included. Net commission income was at € - 3 million. Due to the impact of the interest charge relating to derivative positions the trading result was negative, at € -35 million. The placement of public-sector assets resulted in earnings of € 70 million.

Administrative expenditure was up 43.3%, to € 43 million, due in large part to the business reorganisation. Increased investments were necessary for the setting up and expansion of support functions, new highly-qualified staff for the business divisions, as well as for the move of DEPFA Deutsche Pfandbriefbank AG to Frankfurt. These investments have largely been completed. In spite of some non-recurring expenses totalling € 7 m, the cost/income ratio stood at a highly favourable 20.3%.

As a specialist financial provider working with public sector clients DEPFA is completely unaffected by the kind of problems that have recently beset many financial services providers, such as exposure to corporate lending and the equity markets, and has allowed the bank to report an excellent first half-year. The new DEPFA is a successful specialist financial provider in an attractive market that counts very few participants.

DEPFA´s position as a low cost leader offering the highest standard of specialist expertise in international public finance is fuelled by a transparent corporate structure, above-average profitability and an organisation that is geared to achieving results. The current performance of the new DEPFA strongly vindicates the strategy of specialisation.

Company profile

DEPFA BANK plc is one of the leading providers of financial services to the public sector worldwide. It is a public limited company incorporated under Irish law with subsidiaries and branches in many European countries as well as in the USA and Japan. DEPFA´s products and services cover the whole range of financing needs of the public sector, from budget financing through infrastructure financing to investment banking. On the basis of a clearly focused business model DEPFA BANK enjoys a strong position in an attractive sector characterised by few successful market participants.

Stock exchange: Frankfurt/ Main

Securities codes: 765 818 (REUTERS DEPF.DE, Bloomberg DEP GR)

Contacts:

Head of Corporate Communic.
Hanno Strube
Tel.: +49 69 5006 2020
Hanno.Strube@depfa.com

Investor Relations
Marc Towner
Tel.: +49 69 5006 2077
Marc.Towner@depfa.com

Media Relations
Henrik Hannemann
Tel.: +49 69 5006 2189
Henrik.Hannemann@depfa.com

DEPFA BANK

DEPFA BANK plc:

Preliminary figures as at 30.06.2002[1]

Earnings	**30.06.2002 EUR m**	**30.06.2001 EUR m**	**Change %**
Total net interest income	180	156	15.4
(NII incl. interest in trading)	132	144	-8.3
Net commission income	-3	0	
Income from sale of assets	70	-9	
Trading result	-35	-3	
of which securities trading	3	14	
of which valuation derivatives/FAS 133	10	-5	
of which interest	-48	-12	
Total revenues	**212**	**144**	**47.2**
Personnel expenditure	27	19	42.1
Other administrative expenditure	14	7	100.0
Depreciation on fixed assets	2	4	-50.0
Administrative expenditure	**43**	**30**	**43.3**
Other income and expenditure	1	38	
Operating profit	**170**	**152**	**11.8**
Provisions	0	8	
Net income before tax	**170**	**144**	**18.1**
Income taxes	21	36	41.7
Profit attributable to minority interests	7	20	-65.0
Group net income from continuing operations	**142**	**88**	**61.4**
Portfolio	**30.06.2002 EUR m**	**31.12.2001 EUR m**	**Change %**
Public sector financing	111,230	120,802	-7.9
Property financing	8,127	26,054	-68.8
Other loans	4,007	4,204	-4.7
Equity	984	2,257	-56.4
Total assets	**143,773**	**180,899**	**-20.5**
Key figures	**30.06.2002**	**30.06.2001**	**Change %**
Cost/income ratio	20.3%	20.8%	
Earnings per share	4.02	2.49	61.4
RoE after tax	28.9%	17.9%	

[1] According to US GAAP the result from discontinued operations relating to the spin off of property activities must be included in the Group financial statements. Given that the results of Aareal Bank will be published at the end of August this interim statement has preliminary character only.

DEPFA BANK

DEPFA BANK plc

An der Welle 5
D-60322 Frankfurt am Main

Tel.: + 49 69 5006-0
Fax: + 49 69 5006-1330

Press and Investor Relations Release

Standard & Poor´s assigns very satisfactory first-time ratings to new DEPFA of AA- (long term) and A-1+ (short-term)

Frankfurt / Dublin, 25 September 2002. Standard & Poor´s today assigned very satisfactory first-time ratings to DEPFA BANK plc marking its new status as a fully independent public finance bank. The bank was assigned a long-term rating of AA- (stable outlook) and a short-term rating of A-1+. S&P based its decision on DEPFA's excellent asset quality, strong asset liquidity and high level of expertise in international public finance. The new DEPFA therefore sees this rating decision as a clear endorsement of its strategy of customer specialisation on public authorities.

DEPFA BANK's subsidiaries DEPFA Deutsche Pfandbriefbank AG and the Irish covered bond entity DEPFA ACS also obtained a long-term rating of AA- (stable outlook) and a short-term rating of A-1+. According to Standard & Poor´s these ratings reflect the critical importance of these core subsidiaries for the business model of the DEPFA Group. In addition, Standard & Poor´s assigned a long-term rating of AA- (stable outlook) to DEPFA-Bank Europe plc and raised its short term rating to A-1+ from A-1. DEPFA-Bank Europe plc will be merged with DEPFA BANK plc in the fourth quarter of 2002. The AAA rating of the public sector (öffentliche) covered Pfandbrief bonds of DEPFA Deutsche Pfandbriefbank AG was affirmed.

	Long-term Rating	Short-term Rating	Outlook
DEPFA BANK plc	AA-	A-1+	Stable
DEPFA Deutsche Pfandbriefbank AG	AA-	A-1+	Stable
DEPFA ACS	AA-	A-1+	Stable

DEPFA BANK

Company profile

DEPFA BANK plc is one of the leading providers of financial services to the public sector worldwide. It is a public limited company incorporated under Irish law with subsidiaries and branches in many European countries as well as in the USA and Japan. DEPFA´s products and services cover the whole range of financing needs of the public sector, from budget financing through infrastructure financing to investment banking. On the basis of a clearly focused business model DEPFA BANK enjoys a strong position in an attractive sector characterised by few successful market participants.

Stock exchange: Frankfurt/ Main

Securities codes: 765 818 (REUTERS DEPF.DE, Bloomberg DEP GR)

Contacts:

Investor Relations
Marc Towner
Tel.: +49 69 5006 2077
Marc.Towner@depfa.com

Media Relations
Henrik Hannemann
Tel.: +49 69 5006 2189
Henrik.Hannemann@depfa.com

DEPFA BANK

DEPFA BANK plc

An der Welle 5
D-60322 Frankfurt am Main

Tel.: + 49 69 5006-0
Fax: + 49 69 5006-1330

Press and Investor Relations Release

DEPFA launches first USD 2 bn Global Pfandbrief

Frankfurt am Main / Dublin, 27 September 2002. DEPFA Deutsche Pfandbriefbank AG, the German subsidiary of DEPFA BANK plc, today issued a USD 2 billion Global Pfandbrief covered bond with a term of five years (due: 5 October 2007). The issue has a coupon of 3,375 % and an issue/reoffer price of 99,795 to give a spread of 65 bp over the five year US-Treasury which corresponds to a spread of 11 bp over Freddie Mac (September 2007). As with all the other covered bond issues of DEPFA Deutsche Pfand- briefbank AG this issue likewise is AAA-rated by Moody´s Investors Service, Standard & Poor´s and FITCH.

A global syndicate made up of 3 Lead Managers (HSBC, Merrill Lynch and Schroders Salomon Smith Barney) as well as 9 Co-Leads (ABN Amro, Barclays, CSFB, Deutsche Bank, Dresdner Kleinwort Wasserstein, Goldman Sachs, Morgan Stanley, Nomura und UBSW) has ensured a very broad international distribution of the issue in Europe, Asia and the U.S. This first-time issue of a USD-denominated covered bond is designed to further expand DEPFA's worldwide investor base.

Company profile

DEPFA BANK plc is one of the leading providers of financial services to the public sector worldwide. It is a public limited company incorporated under Irish law with subsidiaries and branches in many European countries as well as in the USA and Japan. DEPFA´s products and services cover the whole range of financing needs of the public sector, from budget financing through infrastructure financing to investment banking. DEPFA BANK only does business with public sector authorities and for that reason enjoys little risk and a high rating acceptance.

Contacts:

Treasury
Bettina Schörnig
Phone: +49 69 5006 2037
Bettina.Schoernig@depfa.com

Treasury
Wally Höfer-Neder
Phone: +49 69 5006 2218
Wally.Hoefer-Neder@depfa.com

DEPFA BANK

Press Release

DEPFA BANK reaps further success from strategy

Group retained income up 17% - return on equity after tax of 22%

Dublin / Frankfurt, 20 November 2002.

DEPFA BANK plc continued its successful performance in the third quarter of 2002. Group net profit from continuing operations amounted to € 166 million in the first nine months of the year, up 16.9% year-on-year. This is equivalent to a 21.6% return on equity after tax. The result continues the positive trend seen over the course of this year, allowing DEPFA to achieve its targets for the full year.

DEPFA bucks prevailing trend in banking sector

DEPFA envisages net income from continuing operations of approximately € 200 million for the full year 2002, with return on equity after tax of around 20%.

DEPFA assigned stable AA- rating by all three rating agencies

DEPFA is the best rated private sector bank in Germany after all three major rating agencies unanimously assigned first-time ratings at the 'AA- / stable outlook' level

DEPFA business model not exposed to typical banking risks

DEPFA is not affected by current problems relating to the economy, lending exposures or equity markets

The budget situation of public sector boosts DEPFA

As a specialist Public Finance bank, DEPFA benefits from the tight budget situation of public-sector authorities.

At € 266 million, total earnings for the first nine months of the financial year were up 6.4% year-on-year. Net interest income of € 281 million was almost unchanged but fell by 6.5% to € 203 million when including interest components relating to derivatives. Net commission income amounted to € 1 million for the period under review. As was the case at the half-year stage, the negative trading result (-€ 112 million) was largely due to the interest impact on derivatives positions. The negative valuation result of derivatives (-€ 20 million) is counterbalanced by a corresponding increase in unrealised reserves in equity capital reported under Other Comprehensive Income (up € 59 million in the third quarter, against the

figure reported at 30 June 2002). At -€ 14 million, the pure trading result reflected the challenging capital markets environment throughout the third quarter.

While administrative expenditure grew significantly by 52.4% year-on-year, to € 64 million, expenditure of € 21 million in the third quarter was already € 5 million lower than in the previous quarter. The cost increase – which was mainly driven by split-related expenditure – has clearly been contained: administrative expenditure for the year as a whole will thus remain within the projected range. Performance-related remuneration components will be included in the fourth quarter 2002. The cost/income ratio for the first nine months of the financial year was 24.1%. A ratio of between 30 and 35 percent is expected for the year as a whole.

The good business performance is reflected in the first-time ratings of DEPFA BANK plc ('AA- / stable outlook'). While Standard & Poor's highlighted the excellent asset quality and specialist expertise in the international public finance business, Fitch emphasised the unique business model, minimal credit risk and above-average returns.

DEPFA BANK welcomes plans by Deutsche Börse to open up its indices to foreign equities and it is seeking admission to the new MDAX index in March of next year.

Summary profile:

DEPFA BANK is a leading financial services provider to public-sector authorities worldwide. Based in Dublin, the bank operates a network of subsidiaries and branch offices across many European countries, as well as in the US and Japan. DEPFA's range of products and services covers all the financing needs of public-sector clients: from budget financing to the funding of public infrastructure products and investment banking solutions for public-sector authorities. Thanks to the clear focus of its business model, DEPFA BANK enjoys a prominent position in an attractive market where only a few participants are really successful.

Stock exchange: Frankfurt/ Main

Securities codes: 765 818 (REUTERS DEPF.DE, Bloomberg DEP GR)

Contacts:

Managing Director
Hanno Strube
Tel.: +49 69 5006 2020
Hanno.Strube@depfa.com

Investor Relations
Marc Towner
Tel.: +49 69 5006 2077
Marc.Towner@depfa.com

Media Relations
Henrik Hannemann
Tel.: +49 69 5006 2189
Henrik.Hannemann@depfa.com

DEPFA BANK

DEPFA BANK plc: Group Figures as at 30.09.2002

Earnings	30.09.2002 EUR m	30.09.2001 EUR m	Change %
Total net interest income	281	282	-0.4
(Net interest income incl. interest in trading derivatives)	203	217	-6.5
Net commission income	1	1	
Income from sale of assets	96	4	
Trading result	-112	-37	
of which securities trading	-14	18	
of which valuation derivatives/FAS 133	-20	10	
Of which interest	-78	-65	
Total revenues	**266**	**250**	**6.4**
Personnel expenditure	39	26	50.0
Other administrative expenditure	21	9	133.3
Depreciation on fixed assets	4	7	-42.9
Administrative expenditure	**64**	**42**	**52.4**
Other income and expenditure	1	30	-96.7
Operating profit	**203**	**238**	**-14.7**
Provisions	0	-9	
Net income before tax	**203**	**229**	**-11.4**
Income taxes	26	60	-56.7
Profit attributable to minority interests	11	27	-59.3
Group net income from continuing operations	**166**	**142**	**16.9**
Portfolio	**30.09.2002 EUR m**	**31.12.2001 EUR m**	**Change %**
Public sector financing	115,384	120,802	-4.5
Property financing	6,658	26,054	-74.4
Other loans	3,553	4,204	2.4
Equity	1,069	2,257	
Total assets	**147,916**	**180,899**	
Key figures	**30.09.2002**	**30.09.2001**	**Change %**
Cost/income ratio	24.1%	16.8%	
Earnings per share €	4.70	4.02	16.9
RoE after tax (continuing operations)	21.6%	18.4%	

DEPFA BANK

Press Release

DEPFA BANK Sole Lead Arranger in East Anglia Crown Courts PFI Project

Dublin / Frankfurt, 26 November 2002.

DEPFA BANK plc has closed the financing of the East Anglia Crown Courts PFI Project as sole lead arranger. This is the first Crown Courts Project under the Private Finance Initiative to reach financial close. The Project involves the construction of two new Crown Courts at Ipswich and Cambridge and their provision as serviced accommodation for at least 25 years. The Service Provider is Modern Courts (East Anglia) Limited and the project agreement was awarded by the Lord Chancellor's Department . The Net Present Value of the Project is approximately £40 million with senior debt of £30m. Since launching its infrastructure financing activities in 1999, DEPFA has funded some 50 public infrastructure projects with a total volume in excess of EUR 1.5 bn.

Summary profile:

DEPFA BANK is a leading financial services provider to public-sector authorities worldwide. Based in Dublin, the bank operates a network of subsidiaries and branch offices across many European countries, as well as in the US and Japan. DEPFA's range of products and services covers all the financing needs of public-sector clients: from budget financing to the funding of public infrastructure projects and investment banking solutions for public-sector authorities. Thanks to the clear focus of its business model, DEPFA BANK enjoys a prominent position in an attractive market where only a few participants are really successful.

Stock exchange: Frankfurt/ Main

Securities codes: 765 818 (REUTERS DEPF.DE, Bloomberg DEP GR)

Contact:

Managing Director
John Kirwan
Tel.: +353 1 607 1574
john.kirwan@depfa.com

03 FEB 10 AM 7:21

Interim Report as at 30 June 2002

of DEPFA Deutsche Pfandbriefbank AG

– according to German Commercial Code (HGB) –

DEPFA BANK

DEPFA Deutsche Pfandbriefbank AG

Shareholders


1.9% free float
98.1% DEPFA BANK plc

Letter to Shareholders
DEPFA Deutsche Pfandbriefbank AG

The process of restructuring DEPFA Group has now successfully been concluded. Following the split from the Property Bank on 6 June 2002, new DEPFA BANK plc presents itself as a thoroughbred Public Finance Bank, both to its clients and to the international capital markets. Within the scope of the realignment, DEPFA Deutsche Pfandbriefbank AG turned into a 98.1% subsidiary of DEPFA BANK plc. The changes in the legal structure of the Group owing to the realignment had an impact on the profit and loss account and balance sheet of the unconsolidated financial statements prepared by DEPFA Deutsche Pfandbriefbank as at 30 June 2002.

Extended net interest income amounted to € 76 million at the end of the first half of 2002, down 25.5% against the first six months of the previous year. This decline was attributable to two major factors: first, the completion of restructuring measures resulted in a cessation of income from certain participations which, in the previous year, had contributed € 9 million towards extended net interest income, upon conclusion of the taken. The second factor was the reduction in overall lending volumes caused by the split. Net commission income remained unchanged, at € 4 million.

The rather significant 38.3% increase of administrative expenditure, to € 65 million, was also caused by special factors. While higher staff costs were largely driven by payments for DEPFA Group's incentive programmes, other administrative expenditure increased due to split-related costs.

The balance of other operating income and expenses amounted to € 9 million (2001: € 22 million). This profit and loss account item contains numerous sub-items which were also affected by concurrent payments made between the two new banks.

The line item 'Provision for loan losses' shows a positive balance of € 59 million, which is a direct result of gains realised on disposals within the Public Finance portfolio. New DEPFA BANK is determined to manage its loan portfolio more actively: the purchase of public sector loans and their placement in the market forms part of its business focus. The operating result after provision for loan losses increased by 72.9%, to € 83 million.

A total of € 476 million was realised on intra-group sales of participating interests. Most of these gains were related to the sale of DEPFA BANK Europe plc to DEPFA BANK plc, which formed a part of the realignment. In the previous year this item comprised € 32 million realised upon the sale of the participating interest in Deutsche Börse AG. Income before taxes amounted to € 515 million (2001: € 77 million); this figure includes expenditure for the assumption of losses (€ 45 million) and the reversal of special items with partial reserve character (€ 1 million). Including tax credits of € 7 million, net income stood at € 522 million (2001: € 51 million).

The total lending volume of DEPFA Deutsche Pfandbriefbank AG amounted to € 73.1 billion as at 30 June 2002 (31 Dec 2001: € 81.1 billion) of which € 64.4 billion (2001: € 68.1 billion) were attributable to Public Finance and € 8.1 billion (2001: € 11.8 billion) to property loans. New Public Finance commitments reached € 2.2 billion. Against the backdrop of DEPFA Deutsche Pfandbriefbank's new business focus, no new commitments were entered into with respect to property loans.

The volume of DEPFA Deutsche Pfandbriefbank AG's outstanding securities issues amounted to € 70.0 billion as at 30 June 2002 (31 Dec 2001: € 71.3 billion), of which € 56.3 billion were attributable to public sector mortgage bonds, € 3.8 billion to mortgage bonds, € 4.8 billion to other debentures and € 5.1 billion to loans taken up. A total of € 4.5 billion in new funds raised in the first quarter of 2002 was almost entirely attributable to public sector mortgage bonds.

Shareholders' equity (including the profits reported for the first six months) amounted to € 1,102 million. Profit-participation certificates issued by DEPFA Deutsche Pfandbriefbank AG totalled € 950 million (€ 863 million excluding pro-rata interest). As at 30 June 2002, the core capital ratio according to the German Banking Act (KWG) amounted to 10.6%, with a total capital ratio of 20.7%.

DEPFA Deutsche Pfandbriefbank AG is managed as a subsidiary of new DEPFA BANK plc. Due to its mortgage bank status, it will continue to be subject to the provisions of the German Mortgage Bank Act. Its business activities focus on the public finance business and long-term refinancing by way of covered bond issuance. Property loans still held on the balance sheet are in the process of being gradually reduced to zero; potential risks from such transactions have been, or will be, transferred to third parties. These measures have already substantially improved the bank's risk profile. In mid-August, rating agency Moody's assigned a "Aa3" rating to DEPFA Deutsche Pfandbriefbank AG, citing a "stable outlook". The bank's short-term rating is "P-1", with a "B" rating for its financial strength. DEPFA Deutsche Pfandbriefbank AG holds a letter of comfort issued by DEPFA BANK plc.

DEPFA Deutsche Pfandbriefbank AG is an integral part of the new Public Finance bank. The new structure of DEPFA BANK plc reflects the objectives and roles of a Public Finance bank offering to the public sector a broad range of financial services which, over the past years, has gone way beyond the traditional provision of finance to public authorities within the constraints of the German Mortgage Bank Act. The products and financial services we offer to public sector authorities comprises budget and infrastructure financing, the placement of public sector bonds, the analysis of credit ratings as well as an extensive range of advisory services.

DEPFA Deutsche Pfandbriefbank AG
Profit and loss account data

€ m	01.01.–30.06. 2002	01.01.–30.06. 2001	Change € m	Change %
Interest income	2,230	2,666	–436	–16.4
Current income	0	9	–9	–100.0
Interest expenditure	2,154	2,573	–419	–16.3
Net interest income	76	102	–26	–25.5
Commission income	7	9	–2	–22.2
Commission expenditure	3	5	–2	–40.0
Net commission income	4	4	0	0.0
Net interest and net commission income	80	106	–26	–24.5
Wages and salaries	29	17	12	70.6
Social security costs	5	6	–1	–16.7
Other administrative expenses	28	21	7	33.3
Depreciation of fixed assets	3	3	0	0.0
Administrative expenditure	65	47	18	38.3
Other income and expenditure	9	22	–13	–59.1
Operating results before provisions	24	81	–57	–70.4
Provisions	–59	33	–92	
Operating results after provisions	83	48	35	72.9
Result from the sale of participations	476	32	444	1.387.5
Expenditure for assumption of losses	45	4	41	1.025.0
Release of special item with partial reserve character	1	1	0	0.0
Income before tax	515	77	438	568.8
Taxes	–7	26	–33	
Net income	522	51	471	923.5

DEPFA Deutsche Pfandbriefbank AG
Balance sheet data

	30.06.2002 €m	31.12.2001 €m	Change %
Loans and advances to banks	24,559	27,020	–9.1
a) Public sector loans	5,699	6,270	–9.1
b) Mortgage loans	0	0	–
c) Other loans and advances	18,860	20,750	–9.1
Loans and advances to customers	47,679	52,988	–10,0
a) Public sector loans	39,836	41,510	–4.0
b) Mortgage loans	7,668	11,335	–32.4
c) Other loans and advances	175	143	22.4
Debt securities and other fixed-income securities	23,098	26,290	–12.1
Liabilities to banks	19,306	25,926	–25.5
of which:			
a) Registered public sector mortgage bonds	331	357	–7.3
b) Registered mortgage bonds	329	370	–11.1
Liabilities to customers	6,402	8,035	–20.3
of which:			
a) Registered public sector mortgage bonds	2,522	2,656	–5.0
b) Registered mortgage bonds	1,702	1,771	–3.9
Certificated liabilities	66,971	70,990	–5.7
a) Public sector mortgage bonds	54,852	55,040	–0.3
b) Mortgage bonds	1,931	2,380	–18.9
c) Other debt securities	4,853	5,505	–11.8
d) Other certificated liabilities	5,335	8,065	–33.8
Subordinated liabilities	282	278	1.4
Profit-participation certificates	950	926	2.6
Capital and reserves	1,102	1,300	–15.2
a) Subscribed capital	108	108	0.0
b) Reserves	472	472	0.0
c) Distributable profit	522	720	–27.5
Total assets	98,085	109,288	–10.3
Lending volume	73,075	81,074	9.9

DEPFA Deutsche Pfandbriefbank AG
Key business development figures

€ m	01.01.–30.06. 2002	01.01.–30.06. 2001	%
New commitments			
Public sector financing	2,152	6,417	–66.5
of which: Securities	1,190	3,752	–68.3
Total new commitments	2,152	6,417	–66.5
Primary sales of debt securities including: Loans taken up			
Public sector mortgage bonds	4,180	4,117	1.5
Mortgage bonds	0	0	
Other debt securities	301	1,273	–76.4
Borrowings	0	2	–100.0
Total primary sales	4,481	5,392	–16.9
	30.06.2002	31.12.2001	Change
No. of employees	132	571	–76.9
including: Part-time employees	8	44	–81.8

Officers

Management Board

Dr. Marcel Morschbach
(from 19 June 2002)

Carsten Samusch
(from 19 June 2002)

Gerhard Bruckermann
Speaker (until 19 June 2002)

Karl-Heinz Glauner
Speaker (until 19 June 2002)

Dr. Reinhard Grzesik
(until 19 June 2002)

Jürgen Karcher
(until 19 June 2002)

Dr. Thomas M. Kolbeck
(until 19 June 2002)

Michael A. Kremer
(until 19 June 2002)

Supervisory Board

Dr. Thomas M. Kolbeck, [1], [2] Wiesbaden
(from 19 June 2002)
Chairman
Vice Chairman of the Board of Directors
DEPFA BANK plc

Dr. Jürgen Westphal, Hamburg
(until 19 June 2002)
Chairman
Government minister (ret'd.), barrister and solicitor,
Judge at the Hamburg Constitutional Court

Jürgen Karcher [1], [2] Oberursel
(from 19 June 2002)
Deputy Chairman
Member of the Board of Directors
DEPFA BANK plc

Christian Graf von Bassewitz, Düsseldorf
(until 19 June 2002)
Deputy Chairman
General Partner of Bankhaus Lampe KG and
Spokesman of the Management Board

York-Detlef Bülow, [3] Katzenelnbogen
Deputy Chairman
(until 19 June 2002)
Aareal Bank AG

Dr. Matthias Achilles, Dublin
(from 19 June 2002)
DEPFA-Bank Europe plc

Dr. Richard Brantner, Schramberg
(until 19 June 2002)

Gerhard Bruckermann [1], [2] London
(from 19 June 2002)
Chairman and CEO of the Board of Directors
DEPFA BANK plc

Dermot Cahillane, Dublin (from 19 June 2002)
Member of the Board of Directors
DEPFA BANK plc

Fulvio Dobrich, New York (from 19 June 2002)
Member of the Board of Directors
DEPFA BANK plc

Wolfgang Fauter, Hamburg (until 19 June 2002)
Chairman of the Management Boards of
Deutsche Ring Versicherungen

Erwin Flieger, Geretsried (until 19 June 2002)
Chairman of the Management Boards of Bayerische Beamten Lebensversicherung a.G.
and of BBV Holding AG

Lutz Freitag, Berlin (until 19 June 2002)
President of GdW Bundesverband deutscher
Wohnungsunternehmen e.V.

Dr. Reinhard Grzesik, [1], [2] Dublin
(from 19 June 2002)
Member of the Board of Directors
DEPFA BANK plc

Willie Holohan, Dublin (from 19 June 2002)
DEPFA-Bank Europe plc

James Hyde, Dublin
(from 19 June 2002 until 02 August 2002)
Member of the Board of Directors
DEPFA BANK plc (until 02 August 2002)

Dr. Friedrich-Adolf Jahn, Münster
(until 19 June 2002)
President of Zentralverband der Deutschen
Haus-, Wohnungs- und Grundeigentümer e.V.

Siegfried Just, [3]) Wackernheim
(until 30 June 2002)
Aareal Bank AG

Noel Kavanagh, Dublin (from 19 June 2002)
DEPFA-Bank Europe plc

Dieter Kirsch, [3]) Nackenheim
Aareal Bank AG

Dr. Thilo Köpfler, Wiesbaden
(until 19 June 2002)

Dr. Peter Lammerskitten, Königstein
(until 19 June 2002)

Paul Leatherdale, Dublin (from 19 June 2002)
DEPFA-Bank Europe plc

Jacques Lebhar, Paris (until 19 June 2002)
Président du Conseil d'Administration and
Président-Directeur Général of Entenial S.A.

Nick Pheifer, Dublin, (from 19 June 2002)
DEPFA-Bank Europe plc

Hans-Georg Poetzsch, [3]) Wiesbaden
Aareal Bank AG

Volker Rapp, Dublin, (from 19 June 2002)
DEPFA-Bank Europe plc

Hans W. Reich, Kronberg (until 19 June 2002)
Spokesman of the Management Board of
Kreditanstalt für Wiederaufbau

Noel Reynolds, Dublin (from 19 June 2002)
DEPFA-Bank Europe plc

Rudi Ditmar Runkel, Saulheim
(until 19 June 2002)
Aareal Bank AG

Dr. Rolf Schmid, Ettlingen (until 19 June 2002)
President of the Federal and Länder Government-
Service Supplementary Pension Agency (ret'd)

Jürgen Strauß, München (until 19 June 2002)
Managing Director (Germany) of Schweizerische
Lebensversicherungs- und Rentenanstalt
(Swiss Life)

Professor Dr. Dr. h.c. mult. Hans Tietmeyer,
Königstein (until 19 June 2002)

Rainer Ulm, [3]) Wiesbaden
DEPFA Deutsche Pfandbriefbank AG

Reiner Wahl, [3]) Wiesbaden
Aareal Bank AG

[1]) Member of the Standing Committee
[2]) Member of the Balance Sheet and Audit Committee
[3]) Elected by the employees

Addresses

DEPFA BANK plc / DePfa-Bank Europe plc
International House
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600
Fax +353 1 829-0213
www.depfa.com

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571
Fax +45 33 93-7579

London Branch
11/13 Knightsbridge, 3rd floor
London SW1X 7LY, United Kingdom
Phone +44 20 7259-3751
Fax +44 20 7259-3760

Madrid Representative Office
Calle Barbara de Braganza 2
28004 Madrid, Spain
Phone +34 917 000-850
Fax +34 913 100-791

Paris Branch
5, rue Scribe
75009 Paris, France
Phone +33 1 44 94-8270
Fax +33 1 42 66-4698

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0
Fax +49 69 5006-1331

Rome Branch
Via Mercadante 12-14
00198 Rome, Italy
Phone +39 06 8300-4200
Fax +39 06 8300-4250

Tokyo Branch
Atago Green Hills MORI Tower 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 5402-9000
Fax +81 3 5402-9010

DEPFA Investment Bank Ltd.
International Banking Unit
178 Athalassa Avenue, PO Box 20909
1665 Nicosia, Cyprus
Phone +357 22 879-300
Fax +357 22 318-978

DEPFA UK Limited
11/13 Knightsbridge, 4th floor
London SW1X 7LY, United Kingdom
Phone +44 20 7201-7000
Fax +44 20 7245-0598

DEPFA USA Inc.
570 Lexington Ave., 39th floor
New York, N.Y. 10022, USA
Phone +1 212 682-6474
Fax +1 212 867-7810

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620
Fax +81 3 3437-7623

DEPFA Finance N.V.
Stadhouderskade 14E
1054 ES Amsterdam, Netherlands
Phone +31 20 589-8648
Fax +31 20 589-8649

DEPFA BANK

DEPFA Deutsche Pfandbriefbank AG

An der Welle 5
60322 Frankfurt am Main, Germany
Phone +49 69 5006-0 · Fax +49 69 5006-1331
www.depfa.com

KCM Kiefer Cross Media AG

Listing Application

Date of application: October 4, 2002

Issuer

DEPFA Deutsche Pfandbriefbank AG, Frankfurt am Main

Address

Name	DEPFA Deutsche Pfandbriefbank AG
Name	Legal Documentation
Name	
Street	An der Welle 5
Zip Code and City	60322 Frankfurt am Main

Lead Underwriter

Address

Name
Name
Name
Street
Zip Code and City

Consortium / Co-applicant

Guarantor

Participating stock exchanges

National stock exchanges
Not applicable

EU-stock exchanges
Not applicable

Non-EU-stock exchanges
Not applicable

Basis for exemptions

Subject Matter of Admission

$ 2,000,000,000.00 Public global bonds #9 due 2007

WKN 325 190 / 325 191 smallest tradable unit: $ 1,000.00

Market segment

Official list

Document of admission

Short form prospectus pursuant to section 38

Form of publication

Counter publicity

Confidential

No

Official Publications / Mandatory Notice

Federal Bulletin (*Bundesanzeiger*), Stock Exchange Newspaper (*Boersenzeitung*)

Address for invoices related to publication of Notice

Name	DEPFA Deutsche Pfandbriefbank AG
Name	Legal Documentation
Name	
Street	An der Welle 5
Zip Code and City	60322 Frankfurt am Main

Address for invoices related to listing process

Name
Name
Name
Street
Zip Code and City

Yours sincerely,

---------------------- --------------------------

(Winter) (Dunkel)

Table of enclosures

- 31 Short form prospectus (including one legally signed copy)
- Copies of the global certificate

Non-binding English Translation of the
TERMS AND CONDITIONS OF THE PFANDBRIEFE

§ 1

General Provisions

(1) Principal Amount and Denomination. The issue of the 3.375% Global Public Sector Pfandbriefe #9 of DEPFA Deutsche Pfandbriefbank AG (the "Issuer") in the aggregate principal amount of U.S. Dollars 2,000,000,000 are divided into 2,000,000 Pfandbriefe in the principal amount of U.S. Dollars 1,000 each, which rank *pari passu* among themselves (the "Pfandbriefe").

(2) Certification and Custody. The Pfandbriefe are represented by two permanent global certificates without interest coupons. One of the two permanent global certificates (the "CBF Global Certificate") will be kept in custody by Clearstream Banking AG, Frankfurt am Main ("Clearstream Frankfurt") until all obligations of the Issuer under the Pfandbriefe have been satisfied. The Clearstream Frankfurt Global Certificate has been issued in bearer form and represents the Pfandbriefe kept in custody for financial institutions that are accountholders of Clearstream Frankfurt ("Clearstream Frankfurt Accountholders"), including such Pfandbriefe which are held through Clearsteam Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg") and Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear"). The other permanent global certificate (the "DTC Global Certificate") will be kept in custody by Deutsche Bank Trust Company Americas, New York, or any successor, as custodian for The Depository Trust Company, New York, ("DTC") until all obligations of the Issuer under the Pfandbriefe have been satisfied. The DTC Global Certificate has been issued in registered form in the name of Cede & Co., as nominee of DTC, and represents the Pfandbriefe kept in custody for financial institutions that are participants in DTC. Together, the Pfandbriefe represented by the CBF Global Certificate and the DTC Global Certificate, respectively, will equal the aggregate principal amount of the Pfandbriefe outstanding at any time. The amount of Pfandbriefe represented by each of the CBF Global Certificate and the DTC Global Certificate is evidenced by the register (the "Register") maintained for that purpose by the Registrar (§ 4(1)). Definitive certificates representing individual Pfandbriefe and interest coupons shall not be issued. Copies of the CBF Global Certificate and the DTC Global Certificate are available free of charge at the Frankfurt Paying Agent (§ 4(1)).

(3) Transfer. Transfers of Pfandbriefe shall require the following entries in securities accounts as appropriate:

(a) Transfers of Pfandbriefe between Clearstream Frankfurt Accountholders on the one hand and DTC participants on the other hand shall be recorded on the Register and shall be effected by an increase or a reduction in the aggregate amount of Pfandbriefe

represented by the DTC Global Certificate and a corresponding reduction or increase in the aggregate amount of Pfandbriefe represented by the CBF Global Certificate.

(b) Transfers of Pfandbriefe between Clearstream Frankfurt Accountholders shall be effected in accordance with procedures established for this purpose by Clearstream Frankfurt.

(c) Transfers of Pfandbriefe between DTC participants shall be effected in accordance with procedures established for this purpose by DTC.

(d) Transfers of Pfandbriefe between Euroclear participants, between Clearstream, Luxembourg participants and between Euroclear participants on the one hand and Clearstream, Luxembourg participants on the other hand shall be effected in accordance with procedures established for these purposes by Euroclear and Clearstream, Luxembourg, respectively.

(e) Transfers of Pfandbriefe between Euroclear or Clearstream, Luxembourg participants on the one hand and Clearstream Frankfurt Accountholders on the other hand shall be effected in accordance with the procedures established for this purpose.

Transfers of Pfandbriefe pursuant to subsection (3)(a) or exchanges of Pfandbriefe pursuant to subsection (4) may not be effected during the period commencing on the Record Date (§ 4(3)) and ending on the related payment date (both dates inclusive).

(4) Exchange. One and the same Pfandbrief holder may exchange Pfandbriefe represented by the CBF Global Certificate for Pfandbriefe represented by the DTC Global Certificate. Such exchanges shall be recorded on the Register and shall be effected by an increase in the aggregate amount of Pfandbriefe represented by the DTC Global Certificate by the aggregate principal amount of Pfandbriefe so exchanged and a corresponding reduction in the aggregate amount of Pfandbriefe represented by the CBF Global Certificate.

§ 2
Interest

(1) The Pfandbriefe shall bear interest at the rate of 3.375% per annum as from October 7, 2002. Interest shall be payable semiannually in arrears on April 5 and October 5 of each year. The first interest payment shall become due on April 5, 2003. Interest shall be computed on the basis of a 360-day year and twelve 30-day months. The Pfandbriefe shall cease to bear interest upon the end of the day preceding the day on which they become due for repayment.

(2) Should the Issuer for any reason whatsoever fail to provide when due the full amount for the redemption of the Pfandbriefe due for redemption, the Pfandbriefe shall continue to bear interest as provided in subsection (1) above until their actual redemption.

§ 3
Repayment

The Issuer undertakes to repay the Pfandbriefe at their principal amount on October 5, 2007. Neither the Issuer nor any holder of Pfandbriefe may call the Pfandbriefe for early redemption. The Issuer may repurchase any or all of the Pfandbriefe offered hereby on the open market or otherwise.

§ 4
Payments

(1) Registrar and Paying Agents. The Issuer has appointed Deutsche Bank AG as registrar (the "Registrar") and as Frankfurt paying agent (the "Frankfurt Paying Agent") and Deutsche Bank Trust Company Americas as New York Paying Agent (the "New York Paying Agent", and together with the Frankfurt Paying Agent the "Paying Agents"). The Issuer shall procure that for as long as any Pfandbriefe shall be outstanding there shall always be a Registrar, a Frankfurt Paying Agent and a New York Paying Agent to perform the functions assigned to any of them in these Conditions. The Issuer may at any time, by giving not less than 30 days' notice by publication in accordance with § 8, replace the Registrar, the Frankfurt Paying Agent or the New York Paying Agent by one or more other banks or other financial institutions which assume such functions. The Registrar, the Frankfurt Paying Agent and the New York Paying Agent, as the case may be, shall act solely as agent for the Issuer and shall not have any agency or trustee relationship with the Pfandbriefe holders.

(2) Payments.

(a) Payments of principal of, and interest on, the Pfandbriefe shall be made by the Issuer in U.S. Dollars on the relevant payment date (subsection (5)) to Clearstream Frankfurt and to, or to the order of, the registered holder of the DTC Global Certificate. The amount of payments to Clearstream Frankfurt and to, or to the order of, the registered holder of the DTC Global Certificate, respectively, shall correspond to the aggregate principal amount of Pfandbriefe represented by the CBF Global Certificate and the DTC Global Certificate, as established by the Registrar at the close of business on the relevant Record Date (subsection (3)). Payments of principal shall be made upon surrender of the CBF Global Certificate and the DTC Global Certificate, as the case may be, to the relevant Paying Agent.

(b) All payments made by the Issuer to Clearstream Frankfurt and to, or to the order of, the registered holder of the DTC Global Certificate, respectively, shall discharge the liability of the Issuer under the Pfandbriefe to the extent of the sums so paid.

(3) Record Date. The record date (the "Record Date") for purposes of payments (subsection (2)) of principal and interest shall be, in respect of each such payment, the earlier of the following dates: (a) the date determined in accordance with the conventions observed by Clearstream Frankfurt from time to time for the entitlement of Clearstream Frankfurt Accountholders to payments in respect of debt securities

denominated in U.S. Dollars and represented by permanent global certificates, and (b) the tenth New York Business Day (subsection (4)) preceding the relevant due date.

(4) Business Days. If any due date for payment by the Issuer of principal or interest in respect of any Pfandbriefe is not a New York Business Day or not a Frankfurt Business Day, such payment will not be made until the next following day which is both a New York Business Day and a Frankfurt Business Day, and no further interest shall be paid in respect of the delay in such payment. A "New York Business Day" shall be any day on which banking institutions in New York City are not obligated and not authorized to close. A "Frankfurt Business Day" shall be any day on which credit institutions in Frankfurt am Main are open for business.

(5) Payment Date and Due Date. For the purposes of these Terms and Conditions "payment date" means the day on which the payment is actually to be made, where applicable as adjusted in accordance with subsection (4), and "due date" means the payment date provided for herein, without taking account of any such adjustment.

§ 5
Taxes

All payments of principal and interest in respect of the Pfandbriefe shall be made by the Issuer to Clearstream Frankfurt and the registered holder of the DTC Global Certificate without deduction or withholding for or on account of any present or future taxes or other duties of whatever nature levied by or on behalf of the Federal Republic of Germany or any state, province, municipalty or other political subdivision or taxing authority thereof or therein, unless the Issuer shall be obligated by law to make such deduction or withholding.

§ 6
Status

The obligations under the Pfandbriefe constitute direct, unconditional and unsubordinated obligations of the Issuer ranking *pari passu* among themselves. The Pfandbriefe are covered in accordance with the German Mortgage Bank Act (*Hypothekenbankgesetz*) and rank *pari passu* with all other obligations of the Issuer under Public Sector Pfandbriefe.

§ 7
Further Issues of Public Sector Pfandbriefe

The Issuer reserves the right, from time to time without the consent of the Pfandbrief holders, to issue additional Public Sector Pfandbriefe, on terms identical in all respects to those set forth herein, so that such additional Pfandbriefe shall be consolidated with, form a single issue with and increase the aggregate principal amount of, the Pfandbriefe. The term "Pfandbriefe" shall, in the event of such increase, also include such additionally issued Public Sector Pfandbriefe.

§ 8
Notices

(1) All notices regarding the Pfandbriefe shall be published in the following journals: (a) the *Bundesanzeiger* and the *Börsen-Zeitung* or another mandatory newspaper designated by the Frankfurt Stock Exchange; (b) a leading daily newspaper printed in the English language and of general circulation in New York and (c) a leading daily newspaper printed in the English language and of general circulation in London. It is expected that notices under (b) and (c) above will normally be published in the The *Wall Street Journal* and the *Financial Times*, respectively. Any notice will become effective for all purposes on the date of its publication in the *Bundesanzeiger* or in the *Börsen-Zeitung* (or another newspaper according to (a) above), whichever occurs first.

(2) Any publication provided for under subsection (1) may, provided that, as long as the Pfandbriefe are listed on the Frankfurt Stock Exchange, the rules of the Frankfurt Stock Exchange so permit, be substituted with the delivery of the relevant notice to the applicable clearing system for communication by it to the Pfandbrief holders. Any such notice shall be deemed to have been given to all the Pfandbrief holders on the seventh day after the day of delivery of the relevant notice to the respective clearing systems.

§ 9
Governing Law, Jurisdiction, Enforcement and Partial Invalidity

(1) Governing Law. The Pfandbriefe shall be governed by and shall be construed in accordance with the laws of the Federal Republic of Germany. Transfers and pledges of Pfandbriefe held through DTC and executed between DTC participants and between DTC and DTC participants will be governed by the laws of the State of New York (without giving effect to the conflicts of law rules of the State of New York).

(2) Jurisdiction. Any action or other legal proceedings ("Proceedings") arising out of or in connection with the Pfandbriefe may be brought in the District Court (*Landgericht*) in Frankfurt am Main (non-exclusive jurisdiction). The Issuer hereby submits to the jurisdiction of such court.

(3) Enforcement. Any Pfandbrief holder may in any Proceedings against the Issuer or to which the Pfandbrief holder and the Issuer are parties, protect and enforce in its own name its rights arising under its Pfandbriefe on the basis of (a) a certificate issued by its Custodian (i) stating the full name and address of the Pfandbrief holder, (ii) specifying an aggregate principal amount of Pfandbriefe credited on the date of such statement to such Pfandbrief holder's securities account maintained with such Custodian, and (iii) confirming that the Custodian has given a written notice to Clearstream Frankfurt or DTC, as the case may be, and the Registrar containing the information pursuant to (i) and (ii) and bearing acknowledgments of Clearstream Frankfurt or DTC and the relevant Clearstream Frankfurt Accountholder or DTC participant and (b) a copy of the CBF Global Certificate or the DTC Global Certificate certified as being a true copy by a duly authorized officer of Clearstream Frankfurt or

DTC, as the case may be, or the Registrar. For purposes of the foregoing, "Custodian" means any bank or other financial institution of recognized standing authorized to engage in securities custody business with which the Pfandbrief holder maintains a securities account in respect of any Pfandbriefe and includes Clearstream Frankfurt, DTC, Clearstream, Luxembourg and Euroclear.

(4) Severability. Should any provision hereof be or become void or inoperable in whole or in part, the other provisions shall remain in force. Any void or inoperable provision shall be replaced in accordance with the meaning and purpose of these Terms and Conditions by a valid or operable provision which accomplishes as far as legally possible the economic effects of the void or inoperable provision.